Form 20-F
period 2025-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2025-06-06
CIK 839923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .
For the transition period from

to

Commission file number
001-10086
VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of Registrant as specified in its charter)
As above

(Translation of Registrant’s name into English)
England

(Jurisdiction of incorporation or organization)
Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

(Address of principal executive offices)
Maaike de Bie (Group General Counsel and Company Secretary)
Telephone +44 (0) 1635 33251 email
ir@vodafone.co.uk
Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	VOD	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	VOD	NASDAQ Global Select Market
4.375% Notes due 30 May 2028	VOD28	The NASDAQ Stock Market
6.250% Notes due November 2032	VOD32	The NASDAQ Stock Market
6.150% Notes due February 2037	VOD37	The NASDAQ Stock Market
5.000% Notes due 30 May 2038	VOD38	The NASDAQ Stock Market
4.375% Notes due February 2043	VOD43	The NASDAQ Stock Market
5.250% Notes due 30 May 2048	VOD48	The NASDAQ Stock Market
4.875% Notes due 19 June 2049	VOD49	The NASDAQ Stock Market
4.250% Notes due 17 September 2050	VOD50	The NASDAQ Stock Market
5.625% Notes due 10 February 2053	VOD53	The NASDAQ Stock Market
5.750% Notes due 28 June 2054	VOD54	The NASDAQ Stock Market
5.125% Notes due 19 June 2059	VOD59	The NASDAQ Stock Market
5.750% Notes due 10 February 2063	VOD63	The NASDAQ Stock Market
5.875% Notes due 28 June 2064	VOD64	The NASDAQ Stock Market
Capital Securities due April 2079	VOD79	The NASDAQ Stock Market
NC5.25 Capital Securities due 2081	VOD81A	The NASDAQ Stock Market
NC10 Capital Securities due 2081	VOD81B	The NASDAQ Stock Market
NC30 Capital Securities due 2081	VOD81C	The NASDAQ Stock Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares of 20 20/21 US cents each: 26,388,285,902
7% Cumulative Fixed Rate Shares of £1 each: 50,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes ☐ No ☑

Auditor Firm PCAOB ID: 01438
Auditor Name: Ernst & Young LLP
Auditor Location: London, United Kingdom

Annual Vodafone Report Group on Form Plc 20-F 2025 everyone.connected

Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Welcome to our Annual Report on Form 20-F 2025

This constitutes the Annual Report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2025. This document contains certain information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). The content of the Group’s website (www.vodafone.com) and any other website referenced in this document is not incorporated into this document and should not be considered to form part of this Annual Report on Form 20-F.

In this report
Strategic report
	1	FY25 highlights
	2	About Vodafone
	3	Business model
	6	Key performance indicators
	8	Chair’s message
	9	Chief Executive’s statement and strategic roadmap
	10	Mega trends
	11	Stakeholder engagement
	14	Our people strategy
	19	Our financial performance
	30	Purpose, sustainability and responsible business
	31	ESG governance structure and reporting
	34	Protecting the Planet
	39	Empowering people
	42	Maintaining trust
	44	– Human rights
	46	– Privacy, security and resilience
	53	Non-financial information
	55	Our principle risks and uncertainties
	60	Risk management
	61	Climate-related risk
Governance
	67	Governance at a glance
	68	Chair’s governance statement
	70	Our governance structure and responsibilities
	73	Our Board
	77	Our Executive Committee
	78	Culture and the Board
	79	Board activities and effectiveness
	83	Nominations and Governance Committee
	86	Audit and Risk Committee
	92	Technology Committee
	93	ESG Committee
	94	Remuneration Committee
	97	Annual Report on Remuneration
	107	Remuneration Policy
	113	US listing requirements
	114	Directors’ report

New shape of the Group

As part of right-sizing our portfolio for growth, the disposals of Vodafone Spain and Vodafone Italy completed on 31 May 2024 and 31 December 2024, respectively. The results of Vodafone Spain and Vodafone Italy were reported as discontinued operations in the prior year ended 31 March 2024 and through to the date of disposal during the year ended 31 March 2025.

Environmental, Social and Governance (‘ESG’) reporting

This year we have simplified our ESG reporting in the Annual Report as we have focused on embedding our purpose strategy across the business. We also report against a number of voluntary reporting frameworks to help our stakeholders understand our sustainable business performance. Disclosures prepared in accordance with the Global Reporting Initiative (‘GRI’) and Sustainability Accounting Standards Board (‘SASB’) guidance can be found in our ESG Addendum and on our website.

Financials
	116	Reporting on our financial performance
	117	Directors’ statement of responsibility
	119	Report of independent registered public accounting firm
	127	Consolidated financial statements and notes
Other information
	213	Non-GAAP measures
	223	Shareholder information
	229	History and development, and regulation
Read more in the report	236	Form 20-F cross reference guide
Click to see related content online	240	Forward-looking statements
Click to watch related content	241	Definition of terms

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	1

FY25 highlights

FY25 results

Our financial performance was in line with expectations for the year.

Highlights

€4.5c

Full year dividend per share

Read more about our financial performance in FY25 on pages 19 to 29

Notes:

1.	Opex and productivity targets have been restated to reflect the disposals of Vodafone Italy and Vodafone Spain.
2.	This is a non-GAAP measures. See page 213 for more information.
3.	As at October’24 2024.
4.	Organic growth. See page 214 for more information.
5.

The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer.

Organic service revenue growth2

–	Decline in Germany more than offset by growth across rest of Europe, Africa & Türkiye
–	Vodafone Business accelerating throughout the year (Q4: +5.1%)

Group

Service revenue growth

Group

2	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

About Vodafone

We are a leading European and African telecommunications company transforming the way our customers live and work through our technology, platforms, products and services.

Where we operate

We provide mobile and fixed services to over 275 million customers in 15 countries and have over 51 million FinTech users. Through our joint ventures and associates we serve a further 66 million customers and 37 million FinTech users across five countries. We also partner with mobile networks in over 40 countries outside our footprint. Our portfolio of local markets is supported by corporate services and shared operations, which deliver benefits through scale and standardisation.

How we are structured and what we sell

Our business comprises of infrastructure assets, shared operations, growth platforms, and retail and service operations. Our retail and service operations are split across three broad business lines: Vodafone Business, Europe Consumer and Africa Consumer.

Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, our portfolio also includes high return growth areas that leverage and complement our core connectivity business, such as digital services, the Internet of Things (‘IoT’) and financial services. We market and sell through digital and physical channels.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	3

Business model

We operate in growing markets, where we hold strong positions with good local scale. We have a sustainable and predictable financial profile, and have compelling structural drivers in Vodafone Business, Africa and in our portfolio of investments.

Shareholder returns

Share buyback[1]

€2.0bn
(target of €4bn in total)

Dividend per share

4.5 eurocents
(for FY25, payable in two tranches)

Notes:
1. As of 19 May 2025
2. As of 31 March 2025 (incl VodafoneZiggo and Safaricom)
3. FY24

Focus on driving operational excellence

Clear and consistent strategic priorities
To drive operational excellence across the Group.

Customers
- Delivering the simple and predictable experience our customers expect
- Getting the basics right and refocusing our resources towards improving customer experience

9 of 15 markets lead/co-lead NPS

6% reduction in deep detractors

Simplicity
- Become a simpler and faster business
- Simplify our operations and executing on our cost programmes to improve profitability

7.7k role reductions

81% shared operations NPS

Growth
- Right-sizing the portfolio for growth
- Significant opportunity to grow in:
  - Business
  - Africa
  - Vodafone Investments

5.1% organic service revenue growth

2.8% service revenue growth

Well positioned to take advantage of the key mega trends shaping our industry

Read more on page 5

Creating value

Creating long-term value for our stakeholders
We are committed to delivering value and building strong relationships with all of our stakeholders.

Our customers[2]

310m mobile customers

15m TV customers

22m broadband customers

Our suppliers

8,500 number of suppliers

€6.9bn capital additions

€21bn spend

Our people

92,000 employees and contractors

75% employee engagement index

37% women in senior leadership positions

Our local communities and non-governmental organisations ('NGOs')

€40m donated in contributions and in-kind services, combined with our technology, to improve health and education, and provide emergency response across 24 countries.

Government and regulators[3]

€2.3bn total direct contribution across

€8.0bn total tax and economic contribution

45 markets

Our investors
- Secure and growing dividend
- Sustainable returns

4	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

At Vodafone our purpose is to connect everyone

We are a leading European and African telecoms company. We provide mobile and fixed services to over 340 million customers, partner with mobile networks in over 40 more and have one of the world’s largest IoT platforms.

We have reshaped our business through our strategic priorities...

Our focus on Customers, Simplicity, and Growth, continues to drive the strategic shifts to:

- Focus on the basics to deliver the simple & predictable experience our customers expect
- Rebalance the organisation, maximising the growth potential of our business
- Become a leaner and simpler organisation to increase our commercial agility and free up resources

9 of 15
markets lead/co-lead in Net Promoter Score ('NPS') rankings

Read more about our strategy and transformation on page **9**

...aligning to key megatrends driving growth opportunities...

We operate in growing markets, where we hold strong positions with good local scale. There are four megatrends that we believe will continue to shape our industry and the key areas of focus in our strategy for the years ahead:

- Connected devices
- Generative artificial intelligence ('AI')
- Digital payments
- Adoption of cloud technology

205m
Internet of Things (IoT) connections

Read more about megatrends on page **5** and page **10**

...achieving our long-term ambition...

Our strategic roadmap aims to transform Vodafone to be:

- The best-in-class telco in Europe & Africa
- Europe's leading platform for Business

340m
people put their trust in us every day

Read more about our Business model on page **2**

...which is enabled by our people and culture...

The Spirit of Vodafone outlines the beliefs we stand for and the key behaviours that help us to make our strategy and purpose reality. This is reinforced by our strong governance and risk management framework.

93%
of our employees completed 'Doing What's Right' employee training as of 31 March 2025

Read more around our people and culture on pages **14** to **18**

...our commitments to sustainability...

We aim to build an inclusive, sustainable and trusted digital society where all individuals and businesses can thrive. Maintaining trust with our customers, employees, suppliers and the societies we serve is at the heart of everything we do.

77m
customers are connected to our financial inclusion services

Read more about our Purpose on pages **30** to **52**

...and driven by a clear capital allocation framework...

We will continue our disciplined investment approach, supporting our network, strategy and growth levers and have adopted a new lower target leverage range with built-in flexibility.

17.0%
reduction in borrowings less cash and cash equivalents between 31 March 2024 and 31 March 2025

Read more about our solid financial position on page **3**

...delivering shareholder returns and sustainable value.

We have a sustainable and predictable financial profile. We re-based the FY25 dividend to 4.5 eurocents per share to reflect the reshaped Group, with the intention to grow over time; and return surplus capital to shareholders through share buybacks.

€4bn
total share buyback programme with proceeds from the sales of Vodafone Italy and Vodafone Spain

Read more about our investment case on **investors.vodafone.com**

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	5

Operating in a rapidly changing industry

Our governance	Mega trends

Governance

The Board held seven scheduled meetings this year. Discussion focused on strategy, including the turnaround plan in Germany, business developments and financial performance, purpose and culture, our people and stakeholder interests, in view of our three strategic priorities.

The Nominations and Governance Committee monitors the composition, size and structure of the Board and its Committee to ensure that there is an appropriate balance of skills, knowledge, experience and diversity so that responsibilities can be discharged effectively.

The Audit and Risk Committee oversees the governance of the Group’s risk management system, financial reporting, the external audit process, internal control and related assurance processes.

The Technology Committee supports the Board with fulfilling the technology strategy for the Group, including assessing risks and exploring new innovations for future growth.

The ESG Committee oversees our Environmental, Social and Governance (‘ESG’) programme, including our purpose, sustainability and responsible business practices, and our contribution to the societies we operate in under our social contract.

The Remuneration Committee advises the Board on policies for executive remuneration and reward packages for the Chair, executives and senior management team.

Read more on pages 67 to 93

 Watch our Non-Executive Directors speak about their roles in short video interviews: investors.vodafone.com/videos

Principal risks and uncertainties

Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. We continuously review and improve our risk processes in order to ensure that the Company has the appropriate level of support in meeting its strategic objectives.

Our risk framework clearly defines roles and responsibilities, and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as this allows us to take a holistic approach and to make meaningful comparisons. Our approach is continuously enhanced, enabling more dynamic risk detection and use of data, all of which are improving our risk visibility and our responses.

Our Board oversees principal and emerging risks, which are reported to the various management committees and the Board throughout the year. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are continuously monitored, and appropriate treatment plans are implemented to bring each risk within an acceptable tolerance level.

 Read more on pages 55 to 60

  Watch our privacy and cyber experts explain how we protect customer data and our networks: investors.vodafone.com/videos

This has been another good year for innovation at Vodafone with 161 new patent applications, bringing the size of our patent portfolio to over 3,200. Our research teams in Düsseldorf and Newbury have developed telecommunications standards and new solutions to improve our network. Our R&D hubs in Malaga and Dresden have further developed our technology in Open RAN, IoT, and AI solutions.

Connected devices

–  The world is becoming more connected, driven by new devices across all sectors. This connectivity extends beyond smartphones to various IoT devices

–  IoT devices are increasingly used in consumer and business applications. As their number grows, physical assets communicate in real-time, establishing new digital markets

–  This leads to the Economy of Things, where devices trade securely on a user’s behalf without human intervention, offering businesses opportunities to transform goods into tradeable digital assets for new online markets

  Read more about our partnership with Microsoft: investors.vodafone.com/microsoft-strategic-partnership

  Watch our Vodafone Business investor briefing: investors.vodafone.com/vbbriefing

Generative artificial intelligence (‘Gen AI’)

–  Gen AI adoption has surged, with 65% of organisations using it in at least one business function, nearly double from the previous year

–  Common use cases include AI-generated recommendations, hyper-personalised marketing content, and software development. Enterprises are investing in Gen AI for customer service chatbots, automated IT testing, and content generation

–  These applications are expected to drive efficiency and profitability, enhancing customer interactions and operational processes. The technology is poised to create disruptive changes across industries, boosting productivity and opening new business opportunities

  Learn more about how Vodafone works with artificial intelligence (‘AI’): investors.vodafone.com/artificial-intelligence

Digital payments

–  Businesses in Europe are migrating sales channels online, driving demand for mobile enabled payment services and reliable connectivity. Consumers are shifting from cash to digital payments via mobile phones and smartwatches

–  In Africa, digital payments are primarily conducted via mobile phones through networks owned by operators

–  Rising smartphone penetration drives mobile payment adoption, enabling operators and FinTech start-ups to offer services like insurance, loans, and e-commerce, improving financial inclusion in underserved areas

  Watch our Digital Services investor briefing: investors.vodafone.com/digital-services

Adoption of cloud technology

–  Significant investment in cloud technology by large tech companies has led to advanced centralised data storage and remote processing capabilities

–  Corporates are adopting multi-cloud solutions for more flexibility and reduced risk. Smaller businesses are transitioning too, often needing network operator assistance

–  Demand for fast, secure connectivity with low latency is driving cloud adoption. AI and edge computing will enhance cloud capabilities, crucial for digital transformation

  Watch our Vodafone Technology investor briefing: investors.vodafone.com/vtbriefing

6	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Financial and non-financial performance

Key Performance Indicators

2025 Performance against our strategic priorities[1]

We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance.

Notes:

1. The results for the year ended 31 March 2025 exclude Vodafone Spain and Vodafone Italy and therefore, except as otherwise described, the results for the year ended 31 March 2024 and 31 March 2023 have been re-presented to reflect that.

2. Non-GAAP measure. See page 213 for more information.

3. Opex and productivity targets have been restated to reflect the disposals of Vodafone Italy and Vodafone Spain.

4. As at October’24 2025.

5. The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	7

Financial and non-financial performance continued

A purpose-led, sustainable and responsible business

We want to enable a digital, inclusive and sustainable society. To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success.

Empowering People[1]		2025	2024	2023
5G population coverage (outdoor 1Mbps) – Europe	%	75	71	62
4G population coverage (outdoor 1Mbps) – Africa	%	76	74	70
4G population coverage (outdoor 1Mbps) – Türkiye	%	97	97	97
Customers connected to our financial inclusion services[2]	million	77.1	66.2	60.7
Smartphone penetration – Africa	%	62	–	–

Protecting our Planet[1]		2025	2024	2023
Energy use
Total energy use	GWh	5,453	5,271	5,107
Mobile and fixed access network and technology centres energy use	%	94	93	93
Percentage of purchased electricity from renewable sources[3]	%	100	84	75
Greenhouse gas emissions (‘GHGWs’)
Total Scope 1 and Scope 2 GHG emissions (market-based method)	m tonnes CO2e	0.27	0.69	0.92
Total Scope 3 GHG emissions[4]	m tonnes CO2e	6.61	7.17	8.21
Waste
Total network waste (including hazardous waste)	metric tonnes	6,679	6,205	7,716
Network waste reused or recycled	%	100	96	95

Maintaining Trust[1]		2025	2024	2023
Our people
Average number of employees and contractors	thousand	92	93	91
Employee turnover rate (voluntary)%		8	9	12
Women on the Board	%	38	42	54
Women in management and senior leadership roles	%	36	35	33
Women as a percentage of employees	%	39	39	39
Health & safety
Number of lost-time incidents – employees and contractors	#	23	18	13
Total Recordable Incident Rate per 200,000 hours[5]	#	0.02	0.02	0.01
Code of Conduct
Completed ‘Doing What’s Right’ employee training	%	93	94	92
Number of ‘Speak Up’ reports	#	684	649	505
Tax and economic contribution
Total tax and economic contributions[6]	€bn	–	8.0	9.3
Responsible supply chain
Total spend[8]	€bn	21	19	21
Number of direct suppliers[7,8]	thousand	9	8	9
Number of site assessments conducted collectively by JAC[9] initiative members	#	150	150	83

Notes:

1.	Information on our discontinued operations in Italy is reported in our ESG Addendum and has been re-baselined for all comparative periods to exclude Spain in accordance with our re-baselining policy.

2.	Includes 100% of data relating to Safaricom.

3.

Correct to zero decimal places. Less than 0.2% of electricity we use is not matched with renewable sources because credible renewable electricity purchasing mechanisms are currently unavailable in the locations where this electricity is used and these locations are not grid-connected.

4.

All information for comparative periods have been restated to reflect changes to our methodology for calculating Scope 3 GHG emissions. See our ESG Addendum Methodology (investors.vodafone.com/esgmethodology) for more information on our approach to calculating Scope 3 GHG emissions.

5.

Total Recordable Incident Rate (‘TRIR’) is an industry-standard calculation that is based on the assumption that 100 employees work a combined 200,000 hours p.a (equivalent to 40 hours per week, for 50 weeks of the year per employee).

6.

Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY25 figure will be finalised during FY26. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax.

7.	Unique suppliers based on suppliers’ ultimate parent company.

8.	Excludes Vodafone Automotive.

9.	Joint Alliance for CSR.

8	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Chair’s message

Reshaping Vodafone for growth

Two years ago, Margherita outlined her transformation roadmap for the Group, highlighting that Vodafone must change. We have since made considerable progress. We have successfully reshaped our footprint, reset our capital allocation framework and fundamentally redesigned our operating model. Vodafone is now well placed for sustainable growth.

Jean-François van Boxmeer

Chair

This year we have made further progress against our strategic priorities. Our portfolio transformation is now complete, customer satisfaction is improving, and our balance sheet position is stronger. The Board and I have been pleased with both the pace of delivery and the progress made by Margherita and her team in transforming the business.

As we move to the next phase in our strategy, we must now focus our efforts on driving growth across the Group. This will be underpinned by our continued focus on operational excellence across our three key strategic priorities of Customers, Simplicity and Growth.

Portfolio transformation complete

Over the last two years we have taken significant steps to reshape our European footprint to focus on growth markets, where we have strong positions and good local scale. In May 2024, we completed the sale of Vodafone Spain for €4.1 billion in cash and €0.9 billion in redeemable preference shares, and in December we finalised the sale of Vodafone Italy for €7.9 billion in cash. Proceeds from these disposals as well as €1.3 billion from the stake reduction in Vantage have been used to lower our borrowings and to support a €4.0 billion share buyback programme, which we are now halfway though.

The completion of our merger with Three UK will enable us to become a scaled operator in the UK, with a clear pathway to driving good returns and a firm commitment to build a leading 5G standalone network. This will benefit the country, our customers and our shareholders.

In Africa, Vodacom has continued to build on its market leading position. In February, the local management team upgraded their medium-term growth expectations for the business to 2030, highlighting the clear growth opportunities that exist across these markets.

Board composition

In January 2025, I was pleased to announce that Simon Dingemans had been appointed as a Non-Executive Director to the Board. Simon brings with him a wealth of financial, operational and strategic experience and has also delivered extensive transformation and restructuring programmes. Simon has been appointed as Chair of the Audit and Risk Committee, taking over from David Nish, who after nine years on the Board will not be seeking re-election at our next AGM. I would like to thank David for his outstanding service and commitment to the Company.

In April, we also announced that Anne-Françoise Nesmes will be appointed as a Non-Executive Director and join the Audit and Risk and ESG Committees from the conclusion of our AGM. Anne-Françoise is highly experienced and brings a strong focus on strategy, IT, regulation and shared services.

We announced on 7 May 2025 that Luka Mucic would step down as Chief Financial Officer and as a Director of the Company, no later than early 2026 to pursue an external opportunity in Germany. I would like to thank Luka for his commitment to Vodafone as we progressed our transformation programme. A rigorous search is being conducted to find a suitable successor.

FY25 financial performance

Our financial results for FY25 were in line with our expectations and we achieved our financial guidance for the year. Total revenue grew 2.0% to €37.4 billion, with Group organic service revenue growing by 5.1% this year. Our reported financials were also impacted by adverse currency movements.

Solid growth across the majority of our footprint was offset by a decline in Germany, which was largely driven by a change in TV regulation. We reported a Group operating loss of €0.4bn in FY25, primarily impacted by goodwill impairments in Germany and Romania totalling €4.5 billion. The disposals of Vodafone Italy and Spain, as well as an incremental sell down of our Vantage Towers stake, drove an improvement in reported leverage. We ended the year with borrowings less cash and cash equivalents of €42.1 billion. The Board has declared a total dividend per share of 4.5 eurocents for the year, including a final dividend per share of 2.25 eurocents, which will be paid in August following shareholder approval at our AGM. Our returns to shareholders are complemented by our share buyback program. We successfully completed the first €2.0 billion programme, while the second €2.0 billion programme commenced in May 2025.

Digital connectivity is core to the development of societies

Our digital services help to improve lives, transform industrial productivity, drive growth and secure infrastructure. At Vodafone, we remain firmly committed to supporting Europe and Africa’s digital ambitions for the benefit of their citizens and businesses.

In this context, policymakers are also shifting their priorities. With structurally low returns on capital in European markets and its wider importance to competitiveness, connectivity investment must be a priority to reverse the continent’s declining productivity and share of global output. If Europe is to achieve a globally competitive digital infrastructure, the ‘connectivity’ chasm with North America and Asia must be reversed. While some progress has been achieved by European policymakers, the urgency of the situation must be appreciated.

I believe Europe can draw on the lessons of the Competition and Mergers Authority (‘CMA’) decision in the UK. The CMA has demonstrated that in-market consolidation can be pro-competitive as well as supportive of investment, without the need for structural remedies. If a similar approach were adopted by the EU, it would enable operators to deliver Europe’s digital decade targets and support the competitiveness of the European economy.

The year ahead

On behalf of the Board, I would like to thank all our colleagues across the Group who have continued to work tirelessly to support our transformation as we focus on our customers, become a simpler business, and accelerate growth. For FY26, I am confident that Margherita and her management team will continue to take the actions needed to drive further change, growth and operational excellence across the Group.

Jean-François van Boxmeer, Chair

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	9

Chief Executive’s statement and strategic roadmap

Transformation gaining momentum

Since I set out my plans to transform Vodafone two years ago, Vodafone has changed. We have reshaped Europe, we are seeing the positive impact of our drive for customer satisfaction in all our markets – most noticeably in the UK and Germany – and we have delivered strong operational improvements across the business. Clearly there is much more to do, but this period of transition has repositioned Vodafone for multi-year growth.

Looking ahead, we expect to see broad-based momentum across Europe and Africa, and for Germany to return to top-line growth during this year. This is reflected in our guidance for profit and cash flow for the year ahead.

Margherita Della Valle

Group Chief Executive

In May 2023, we set out a new roadmap to transform Vodafone along three strategic priorities: Customers, Simplicity, and Growth. We measure our operational progress in these areas through a consistent scorecard summarised below. Over the past two years, Vodafone has changed. We have reshaped our operating footprint, reset our capital structure, whilst simplifying our operations and improving customer experience.

Within all markets, we continue to make progress across our priorities of Customers, Simplicity and Growth. We have improved customer satisfaction across our markets, with both UK and Germany achieving their best ever results and the UK now leading in the market.

Notes:

1.  Opex and productivity targets have been restated to reflect the disposals of Vodafone Italy and Vodafone Spain.

2.  As at October 2024

3.  The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer.

4.  These are non-GAAP measures. See page 213 for more information.

10	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Mega trends

Long-term trends shaping our industry

Digital services and next generation connectivity are increasingly central to everything we do. They will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family. There are four ‘mega trends’ that we believe will continue to shape our industry in the years ahead.

Connected devices

–  The world is becoming more connected, driven by new devices across all sectors. This connectivity extends beyond smartphones to various Internet of Things (‘IoT’) devices

–  IoT devices are increasingly used in consumer and business applications. As their number grows, physical assets communicate in real-time, establishing new digital markets

–  This leads to the Economy of Things, where devices trade securely on a user’s behalf without human intervention, offering businesses opportunities to transform goods into tradeable digital assets for new online markets

Digital payments

–  Businesses in Europe are migrating sales channels online, driving demand for mobile-enabled payment services and reliable connectivity. Consumers are shifting from cash to digital payments via mobile phones and smartwatches

–  In Africa, digital payments are primarily conducted via mobile phones through networks owned by operators

–  Rising smartphone penetration drives mobile payment adoption, enabling operators and FinTech start-ups to offer services like insurance, loans, and e-commerce, improving financial inclusion in underserved areas

Adoption of cloud technology

–  Significant investment in cloud technology by large tech companies has led to advanced centralised data storage and remote processing capabilities

–  Corporates are adopting multi-cloud solutions for more flexibility and reduced risk. Smaller businesses are transitioning too, often needing network operator assistance

–  Demand for fast, secure connectivity with low latency is driving cloud adoption. AI and edge computing will enhance cloud capabilities, which is crucial for digital transformation

Generative artificial intelligence (‘Gen AI’)

–  Gen AI adoption has surged, with 65% of organisations using it in at least one business function, nearly double from the previous year

–  Common use cases include AI-generated recommendations, hyper-personalised marketing content, and software development. Enterprises are investing in Gen AI for customer service chatbots, automated IT testing, and content generation

–  These applications are expected to drive efficiency and profitability, enhancing customer interactions and operational processes. The technology is poised to create disruptive changes across industries, boosting productivity and opening new business opportunities

The opportunity for Vodafone

Vodafone is a global leader in managed IoT connectivity services, recognised for its extensive reach and innovative solutions. Vodafone has helped thousands of companies achieve their transformation goals. This ranges from enabling smart production lines to identifying leaking waterpipes, from optimising supply chains to creating more efficient farming methods. We are now ready to hyperscale IoT. We are bringing together partners, and technology to create the IoT eco-system for the next decade. Vodafone’s partnership with Microsoft further gives us the potential to access new technologies such as Generative Artificial Intelligence (‘Gen AI’) and to deploy these at scale for IoT.

The opportunity for Vodafone

M-Pesa is Africa’s leading mobile money service and largest FinTech platform, offering secure and affordable money transfers, airtime top-ups, bill payments, salaries, and short-term loans. Businesses increasingly rely on operator-owned payment infrastructure for consumer and business transactions, driving scale benefits and attracting customers to secure networks. Vodacom’s VodaPay super app enables users to manage money through a digital wallet and make payments for various products and services via partner businesses.

The opportunity for Vodafone

Our strong relationship with the existing customers presents a great opportunity to assist our smaller business customers in navigating their move to the cloud and offering multi-cloud solutions to larger corporates. By partnering with cloud providers to develop edge computing solutions, we can deliver reduced latency and robust, secure connectivity services. This will drive higher demand and corporate agility, thus playing a key role in the evolving cloud technology landscape.

The opportunity for Vodafone

Vodafone is strategically positioned to deploy Gen AI at industry-leading speed and scale. By leveraging deep partnerships with Google and Microsoft, Vodafone can enhance customer satisfaction through hyper-personalised experiences across all customer touch points, including its digital assistant TOBi. Additionally, Vodafone employees can utilise Gen AI capabilities to transform working practices, boost productivity, and improve digital efficiency.

Read more about our partnership with Microsoft: investors.vodafone.com/microsoft-strategic-partnership	Read more about how we build platforms for financial inclusion on pages 39 to 41	Read more about our six-year strategic partnership with Google: investors.vodafone.com/google- strategic-partnership	Read more about Vodafone’s approach to responsible AI on page 49
Watch our Vodafone Business investor briefing: investors.vodafone.com/vbbriefing	Watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services	Learn more about our cloud technology in our technology investor briefing: investors.vodafone.com/vtbriefing	Learn more about how Vodafone is working with AI: investors.vodafone.com/artificial-intelligence

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	11

Stakeholder engagement

Engaging regularly with our stakeholders

is fundamental to the way we do business

Regular engagement ensures we operate in a balanced and responsible way, in both the short and longer term.

We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business.

Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, and these matters are covered throughout this Annual Report and summarised in the table to the right. This includes how those matters and the interests of Vodafone’s key stakeholders have been taken into account by the Directors.

We have also summarised our interactions with key stakeholders during the year in this section. The engagement mechanisms directly involving the Directors are indicated below with a symbol.

Factors considered by Directors when promoting the success of the Company	Disclosure	Location
The likely consequences of any decision in the long term	Business model	page 3
	Key performance indicators	pages 6–7
	Stakeholder engagement	pages 11–13
	Our Purpose	pages 30–41
	Maintaining Trust	pages 42–52
	Principle risks and uncertainties, and risk management	pages 55–60
	Governance	pages 67–93
The interests of the Company’s employees	Key performance indicators	pages 6–7
	Stakeholder engagement	pages 11–13
	Our people strategy	pages 14–18
	Our Purpose	pages 30–41
	Maintaining Trust	pages 42–52
	Culture and the Board	page 78
	Remuneration Committee, Remuneration Policy and Annual Report on Remuneration	pages 94–112
The need to foster the Company’s business relationships with suppliers, customers and others	Business model	page 3
	Stakeholder engagement	pages 11–13
	Chief Executive’s statement and strategic roadmap	pages 8–9
	Our Purpose	pages 30–41
	Maintaining Trust	pages 42–52
	Principle risks and uncertainties, and risk management	pages 55–60
	Board activities and principal decisions	pages 79–81
	Supplier financing arrangements	page 165
The impact of the Company’s operations on the community and the environment	Stakeholder engagement	pages 11–13
	Our Purpose	pages 30–41
	Climate-related risk	pages 61–66
	Maintaining Trust	pages 42–52
	ESG Committee	page 93
The desirability of the Company maintaining a reputation for high standards of business conduct	Stakeholder engagement	pages 11 to 13
	Maintaining Trust	pages 42–52
	Governance	pages 67–93
The need to act fairly as between members of the Company	Stakeholder engagement	pages 11–13
	Governance	pages 67–93
	Shareholder information	pages 223–228

12	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Stakeholder engagement continued

Our customers

We are committed to deepening engagement with our customers to develop long-term, valuable and sustainable relationships. We have hundreds of millions of customers across our global footprint, from individual consumers to large multinationals.

How did we engage with them?

–  Digital channels, call centres and branded retail stores.

–  Account managers, solution specialists and, for large accounts, executive level engagement.

What were the key topics raised?

–  Fast and reliable fixed internet, wider mobile coverage and strong connectivity.

–  Easy access to empowered, high-quality support and reduced resolution times for customer problems and queries.

–  Better value for long-term customers and ensuring greater transparency around price changes.

–  Connectivity with digital services, such as security and cloud,

–  Understanding the potential benefits, and how SMEs can make the best use of the latest digital products and services.

How did we respond?

–   Held Customer Experience (‘CX’) as our top priority, with our ‘Ask Once’ programme being rolled out across markets to deliver seamless service guarantee and access to help customers.

–  Set up CX boards to regularly review customer pain points, and implement action plans with dedicated investment and senior management visibility.

–   Conducted initiatives such as Spirit surveys and site visits to call centres in key regions.

–  Used Gen AI for more personalised and comprehensive interactions through digital self-service and to enhance frontline digital experiences.

–  Used integrated trade-in, flexible financing and second-life refurbished devices, increasing trade-in volumes and second-life refurbished devices, generating significant savings for customers.

–  Offered support such as free data to customers in the Czech Republic affected by major Central European flooding.

–  Continued progress towards closing the digital divide for people across Europe and Africa, prioritising the affordability of data for all.

–  Partnered with AST SpaceMobile to make the world’s first space video call on a standard smartphone from a remote area in UK without coverage.

–  Focused on understanding and improving business CX, including the needs and engagement preferences across customer segments and sales channels.

–  Deployed and optimised digital channels for business customers enabling self-serve, seamless experience.

Our people

Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated, and we remained focused on wellbeing, diversity and inclusion, and employee engagement.

How did we engage with them?

–  Regular meetings with managers.

–   European Employee Consultative Committee.

–   Vodacom Group Employee Engagement Forum.

–   Executive Committee discussions.

–   Internal website, live webinars, newsletters and other communications posted on our internal digital platform called ‘Viva Engage’.

–   Employee Speak Up channel.

–   Global employee surveys, including onboarding and exit surveys.

What were the key topics raised?

–  Changes to our commercial portfolio.

–  Company strategy.

–  Generative AI.

–  Results of employee listening and Spirit Beat survey.

–  Hybrid working.

–  Ownership and active engagement around safety, health and wellbeing, including mental health.

–  Diversity and inclusion.

–  Employee experience and engagement.

How did we respond?

–  Updated employees on business and trading performance, regularly.

–  Launched foundational Generative AI training for all employees.

–  Delivered leadership training to support our Company transformation.

–  Embedded our hybrid working policy.

–  Continued to focus on opportunities identified in employee surveys.

–  Developed a three-year global capability plan.

–  Remained committed to safety, health and wellbeing.

–  Continued to embed diversity and inclusion through attraction, retention, development, allyship and education.

Our suppliers

We partner with over 8,000 suppliers to deliver the products and services that we need to deliver our strategy and connect our customers around the globe. These range from start-ups and small businesses to large multinational companies.

How did we engage with them?

–  Regular collaborative performance review meetings with strategic suppliers.

–  Forums, events, conferences, and site visits.

–  ESG criteria incorporated into tender process, supplier selection and performance management.

–  Supplier audits and assessments.

What were the key topics raised?

–  Strategic and commercial delivery and performance.

–  Supplier and product innovation.

–  Human rights in the supply chain.

–  Driving health and safety standards.

–  Diversity and inclusion.

How did we respond?

–  Collaborated with industry peers and supplier through the Joint Alliance for CSR (‘JAC’).

–  Supply Chain Sustainability Finance Programme for driving environmental progress.

–  Quarterly supplier safety forums.

–  Identification of Corrective Action Plans (‘CAP’)s to protect human rights at supplier sites.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	13

Stakeholder engagement continued

Our local communities and non-governmental organisations (‘NGOs’)

We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. To achieve this, we engage with local communities and international NGOs across our markets.

How did we engage with them?

–  Participation in industry working groups, such as those organised by the GSMA, on policy issues at national and international level (including digital inclusion, biodiversity, net zero).

–  Participation in global multi-stakeholder coalitions established by the United Nations including the UN Broadband Commission for Sustainable Development and the ITU Partner2Connect alliance.

–  Locally led direct NGO engagements and partnerships.

What were the key topics raised?

–  Increasing access to connectivity and digital services, by closing the digital divide.

–  Environmental topics including net zero, biodiversity and the circular economy.

–  Human rights topics.

–  Delivery of global and national development goals including the UN Sustainable Development Goals (‘SDGs’).

How did we respond?

–  Provided affordable and accessible services, technology, and connectivity, through our everyone.connected campaign.

–  Provided leadership in respect of closing the digital divide at the International Telecommunication Union’s SDG Digital event during the UNGA79.

–  Partnered with industry working groups including Trussell, NSPCC and Good Things Foundation to help provide essential digital skills, connectivity and deliver social value.

–  Engaged with industry working groups covering human rights, network access and digital inclusion.

Governments and regulators

As a heavily regulated industry and part of Critical National Infrastructure, our relationships with governments and regulators are crucial. We aim to collaborate on policies that impact our industry and service to customers, while fostering a deeper understanding among governments and regulators of our positive contributions to customers, the economy, the environment, and communities.

How did we engage with them?

–   Held meetings with EU institutions, national, regional and local governments, regulators and international organisations.

–   Participated in industry bodies, consumer alliances, and public-private initiatives.

–   Hosted and attended workshops and events to enhance sector understanding of key issues.

–  Sponsored the NATO Public Forum in Washington DC.

–   Our Chair leads the European Round Table for Industrialists, engaging with European and global institutions and governments.

What were the key topics raised?

–  The EU regulatory and policy environment, including a review of the Single Market. Spectrum and licensing, including prolongation of existing licence holdings.

–  Security of critical infrastructure and supply chain resilience, from subsea cables to satellites.

–  Protection of investments abroad and inward investment screening.

–  Vodafone UK and Three merger approval.

How did we respond?

–  Contributed to the Commission’s White Paper on EU Connectivity.

–  Participated in three European Commission studies.

–  Contributed to EU consultations.

–  Responded to the 2025 Single Market Strategy Call for Evidence.

–  Submitted policy responses to trade questions from the UK’s Department for Business and Trade.

  Click to read more about our social contract in our investor briefing. The materials set out the importance of a reset of the European regulatory framework; how through our social contract we have taken a leadership role in improving our relationship with governments and policymakers; and what is needed in terms of policy reform: investors.vodafone.com/social-contract

Our investors

Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme.

How did we engage with them?

–   Personal meetings, roadshows, conferences.

–   Annual and interim reports and presentations.

–   Our investor relations website is used as our primary digital communications tool and is available to all shareholders, including 11 hours of dedicated video content covering investor events and interviews with Board Directors.

–  Regulatory News Service (‘RNS’) announcements.

–   Annual General Meeting (‘AGM’).

–   Investor perception study and regular feedback survey.

–  Online presentations aimed at retail investors, in our ‘Investor Meet Company’ in FY25.

–  Our Registrar operates a portfolio service which provides shareholders with the ability to manage their holdings.

What were the key topics raised?

–  Our strategic roadmap and strategic priorities of Customers, Simplicity and Growth.

–  Allocation of capital, including capital investment, leverage and shareholder returns.

–  Portfolio right-sizing for growth, market performance, and trading outlook.

–  Corporate governance practices.

–  Environmental, Social and Governance (‘ESG’) strategy, targets and reporting.

How did we respond?

–  We conducted over 1,000 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences.

–  Meetings were attended by Directors and senior management, including our Chair, Group Chief Executive, Chief Financial Officer, and Executive Committee members.

–  Provided comprehensive reports and transparency disclosures on ESG matters.

  Click to read more on our investor website:

    investors.vodafone.com

14	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our people strategy

Our people strategy

Our Company is changing and this year we have invested in our leadership population to own and implement our strategy. We have strengthened our skills development, simplified our ways of working, and embedded a performance culture.

People Engagement

We are developing a diverse and inclusive global workforce that reflects the customers and societies we serve.

Key information

Measurement	2025	2024
Average number of employees[1]	87,205	85,887
Average number of contractors[1]	5,196	6,848
Number of markets where we operate[2]	15	15
Employee nationalities	141	146
Footprint: Operating segments
Germany	16%	17%
UK	11%	11%
Other Europe[3]	13%	13%
Türkiye	4%	4%
Africa[3]	16%	16%
Corporate Services[4]	1%	1%
Shared Operations[5]	40%	39%
Employee experience
Employee engagement index[6]	75	75
Alignment to purpose[6]	89%	88%
Voluntary turnover rate[7]	8%	9%
Involuntary turnover rate[7]	4%	3%

Notes:

1.

All headcount figures exclude non-controlled operations such as those in the Netherlands, Kenya, Australia and India. Further information on how headcount is defined and calculated can be found in the ESG Addendum Methodology document: investors. vodafone.com/esgmethodology. Calculation considers prorated headcount.

2.	This includes countries where we have commercial operations, excluding Vodafone Italy and Vodafone Spain
3.	Other Europe reflects employees based in Albania, Czech Republic, Greece, Ireland, Portugal, and Romania. Africa reflects employees based in Vodacom Group, including Egypt.
4.	Corporate Services reflects corporate support activities across Finance, HR, Legal & Business Integrity, External Affairs, in addition to Brand & Technology Strategy.
5.

Shared Operations constitute a significant number of employees. The figures presented above include Shared Operations headcount across our footprint (Albania, Egypt, Hungary, India, Portugal, Romania, Türkiye and Spain) and reflects other shared operational capabilities across revenue generation, product development, technology and network operations, and back-office operations.

6.

Further detail on this score is found under the ‘Spirit Beat surveys’ sub-heading of this page. The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on one question that asks whether employees feel their daily work contributes significantly to Vodafone’s purpose. Employee engagement index and purpose alignment scores reflect October 2024 and April 2024 data, excluding Vodafone Italy and Vodafone Spain.

7.

Voluntary turnover rate includes retirements and death in service. Further information on how voluntary and involuntary turnover has been calculated is in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

Employee engagement

We have a number of employee forums where elected employee delegates represent the views of their colleagues. During the year, the Board’s Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon, attended the European Employee Consultative Committee and the Vodacom Employee Engagement Forum to gather employee views. Key topics included our commercial portfolio, Gen AI strategy, hybrid working policy, and employee engagement plans.

The Group Chief Executive updates employees regularly on how we are progressing our strategy through a wide variety of digital and face-to-face channels, including market townhalls, employee conferences, and monthly leadership meetings.

These are complemented by group-wide updates on Microsoft Viva Engage on topics such as financial results, business strategy, portfolio progress, and company achievements.

Read more about the Board’s engagement with the employee voice on pages 73 to 76 and 81

Workers’ councils and union engagement

We respect freedom of association and recognise the rights of employees to join trade unions and engage in collective bargaining in accordance with local law. We continue to maintain strong relationships with workers’ councils and unions through their representatives, and we have 13,039 people covered by collective bargaining agreements across our global footprint. Vodafone Germany employees, all covered by collective agreements signed with Works Council organisations and/or unions, can register and participate in trade union and/or Works Council activities which are funded by the Company and colleagues can elect or be elected into various Works Council and/or union roles at a local or national level. Across FY25, Vodafone Germany completed more than 123 agreements across all levels, with a focus on reorganisation, employee working conditions, and various technology tools.

The ‘Spirit of Vodafone’

Our culture – the ‘Spirit of Vodafone’ – outlines the beliefs we stand for and the behaviours that enable our strategy and purpose.

We foster our culture by developing behaviours that reinforce our Spirit, investing in leadership development to role-model our beliefs, and ensuring systems, processes and milestone activities are aligned with the ‘Spirit of Vodafone’. We measure our progress and identify where to take action via a bi-annual employee survey called ‘Spirit Beat’. In our latest Spirit Beat survey in October 2024, we had an 89% response rate (April 2024: 88%) and strong scores in engagement, connection to purpose, and Spirit.

Spirit Beat surveys

Measurement[1]	October 2024	April 2024
Engagement	75	75
Purpose	89	88
Team Spirit Index[2]	85	85
Response rates	89	88

Notes:

1.	Average percentage of favourable scores
2.

The Team Spirit Index represents an overall view of how people are doing on the ‘Spirit of Vodafone’ and takes into account each of our Spirit Behaviours. It allows us to understand how successful we have been in embedding these behaviours when working with each other, our customers, and the communities in which we operate.

The ‘Spirit Beat’ survey measures our progress on culture change with a focus on supporting employees to deliver our priorities of Customers, Simplicity and Growth through Spirit. The ‘Spirit Beat’ results show that engagement is 75 and teams are connected to our strategy and have clarity on their goals. We support our managers to lead with Spirit and continue to take action on survey results through development programmes, coaching, training and resources. To develop the leadership behaviours required to deliver our strategy, 10,000 people leaders have attended training, known as the ‘Vodafone Leader Labs’, to support them with the tools and standards to lead our culture change and transformation. Managers who demonstrate Spirit Behaviours continue to outperform those who do not by 20 points on Team Spirit Index and 25 points on Engagement.

We continue to evolve our employee listening strategy to inform work that enhances the employee experience. Candidates have rated the candidate experience as 79, new joiners are positive about their onboarding experience, and when employees leave Vodafone, 68% would recommend Vodafone as a great place to work.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	15

Our people strategy continued

To transform our customer experience and embed a customer-first culture, we continue to take actions to improve the experience of our front line. Spirit Beat results of frontline colleagues from the October 2024 survey show the Engagement score as 74% and Team Spirit Index as 84%. Outsourced contractors who serve our customers also participate in ‘Spirit Beat’: 75% responded, an increase of 3% from April 2024. Insights have been used to inform our overall customer action plan, with improvements to systems, processes and streamlining operations to impact the frontline and customer experience.

‘Spirit of Vodafone Day’ takes place once a quarter with employees dedicating time to focus on connecting to the customer experience through local activities, including learning, team connection and wellbeing. During these days, learning hours increased on average by three times compared to other days in the year.

Workplace equality

As part of our purpose, we empower people by seeking to connect everyone, regardless of who they are or where they live. We are passionate about making the world more connected, inclusive, sustainable and a place where everyone can truly be themselves and belong.

Diversity and inclusion

Our aim is to create an inclusive and equitable workplace for all. This year we have continued progression on gender equality, accelerated focus on LGBT+, race and ethnicity, and implemented actions to create an accessible and inclusive workplace for our disabled colleagues. Our focus on inclusion supports our ambition to create a global workforce that reflects the customers, communities and colleagues we serve, and the wider societies in which we operate. We believe that embedding equity and inclusion to enable diversity is important to achieving these goals in a sustainable way.

Embedding inclusion

Multiple employee networks operate across Vodafone which all employees can join. These include networks for women, disability, LGBT+, parents and carers and multicultural inclusion. We actively support them, and this year we provided 14 network chairs with leadership training focused on how to effectively create and assess a network’s strategy, as well as help five network communication leads with how to effectively build a brand. Global withstander training, which upskills employees on how to become active allies by challenging negative and inappropriate behaviours when they witness them, continues to be delivered in 11 languages. Over 65% of employees and 88% of managers completed the training in FY25. This year we have launched four new allyship programmes for LGBT+, Race, Ethnicity and Cultural Heritage (‘REACH’), gender, and disability. These programmes encourage colleagues to continue their journey of active allyship through participating in community and network events and learning. We continued to engage with colleagues and raise awareness of why inclusion matters through celebrating cultural moments such as Pride, International Day for Persons with Disabilities, International Women’s Day and the International Day for the Elimination of Racial Discrimination.

During the year, we held webinars and virtual training sessions globally on diversity and inclusion topics and these received over 59,000 viewers across all markets.

Gender diversity

Goal: We aim to have 40% women in management roles by 2030.

We have reached 36%, which is on track towards our ambition. We continue to drive progress through programmes, policies and leadership incentives.

	2025[2]	2024
Women on the Board	38%	42%
Women on the Executive Committee	45%	33%
Women in senior leadership positions[1]	37%	37%
Women in management and senior leadership roles[3]	36%	35%
Women as a percentage of external hires	44%	44%
Women as a percentage of graduates	55%	53%
Women as a percentage of employees[4]	39%	39%

Notes:

1.	Percentage of senior women in our top 147 positions includes the Executive Committee and Senior Leadership Team (FY24: 135).
2.	Excluding discontinued operations such as Vodafone Italy and Vodafone Spain
3.	Percentage of women in our 5,676 management and leadership roles (FY24: 6,350).
4.

Percentage of women based on 86,702 total employees (FY24: 85,225). The total number of employees represents the position on 31 March for the applicable year and excludes employees that left the Company after this date. The numbers do not represent prorated headcount. Further information on how employees are defined and calculated can be found in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

We work to achieve gender diversity when resourcing for senior leadership roles, and our leadership team is accountable for maintaining diversity and inclusion in their teams. Women in management targets are also included in our long-term incentive plans.

Across early careers programmes, 50% of hires were women. We have also now connected with over 20,000 girls via the digital skills programme ‘Code Like a Girl’ since 2017. We support managers on inclusive hiring practices through training and by embedding inclusion in our talent acquisition systems. This includes the introduction of blind CVs, which exclude personal details such as the candidate’s gender and age.

LGBT+

We accelerated our focus on supporting our LGBT+ community with 3,257 allies and active support from senior executive sponsors. We include the question ‘Are you out at work?’ as part of our Spirit Beat survey to better understand experiences of our LGBT+ employees in the workplace1. 48% of our LGBT+ community are out at work. To further support them, we upskilled 48 mental health first aiders across four markets in how to support LGBT+ colleagues that may face challenges specific to their identity. In addition, we launched the ability for colleagues to display their pronouns across our HR system.

Note:

1.	Markets not asking LGBT+ questions include: DRC, Tanzania, Türkiye, and Egypt.

Disability and accessibility

Our work on disability inclusion focuses on creating an accessible digital and physical workplace to support colleagues to be at their best. We published application adjustments on our careers site to remove barriers for candidates during the selection process and our recruiters have been trained on how to implement these adjustments. We introduced more in-depth disability and accessibility training for hiring managers and recruiters and to support the progression of disabled talent, we provide managers guidance on reasonable adjustments for our performance development processes.

Click to read more about our application adjustments at Vodafone: careers.vodafone.com/application-adjustments

During the year, we educated our people about accessibility features available in our core tools by the introduction of Microsoft Copilot. We adhere to global standards, such as Web Content Accessibility Guidelines (‘WCAG’) 2.1, through establishing and training developers on our accessibility design guidelines.

Informed by the insights from the #ChangeTheFace neurodiversity research, we built a neurodiversity website to support recruiters and managers to take proactive action on disability inclusion. We hosted training for our mental health first aiders and we piloted quiet spaces in our UK offices.

16	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our people strategy continued

We hosted a series of global events from October to December to increase disability awareness and allyship as well as promote technologies that improve disability inclusion. In December we launched the disability allyship programme which includes learnings and actions colleagues can take to become allies.

To further inform our work on disability inclusion we asked, ‘Are your colleagues aware of your disability at work?’ in our Spirit Beat survey. 60% of our disabled community have made colleagues aware of their disability.

Race, ethnicity and cultural heritage (‘REACH’)

We continue to promote greater workplace inclusion through allyship and anti-racism. This year we also voluntarily integrated an ethnicity pay gap calculation into our UK pay gap report. This report calculates the pay gap in our UK companies with 250 or more employees. Details of the ethnicity pay gap can be found in our UK Pay Gap Report.

Click to read more about our UK pay gap report: vodafone.com/uk-pay-gap

This year 331 colleagues attended the McKinsey Black, Asian and Hispanic/Latino Connected Leaders Academy to grow their leadership skills and potential. In 2020, we set ethnic diversity targets at leadership level, presented below.

Ethnic category	31 March 2025	Long-term ambition	Population
Global Ethnically diverse background	24%	31 Mar 2030: 25%	Global Senior Leadership Team (127 positions)[1]
UK Black, Asian, other diverse ethnicities	17%	31 Dec 2025: 20%	UK-based senior leadership and management (1,787 positions)
UK Black	2%	31 Dec 2025: 4%

Note:

1.	Excludes Mozambique and Egypt as markets do not ask ethnicity questions

Leadership Diversity

To better understand representation across the organisation and inform our diversity and inclusion programmes, we use ‘#CountMeIn’, an initiative that supports employees to voluntarily share their diversity demographics. This includes race, ethnicity, disability, sexual orientation, gender identity, and caring responsibilities, in line with local privacy and legal requirements1 . 70% of our senior leadership have shared diversity data and this enables transparency on diversity at senior leadership.

Read more about the Board’s engagement with the employee voice on pages 73 to 76 and 81

	Sexual orientation[2]	Ethnic diversity[3]	Disability[4]
Representation in senior leadership positions	2%	24%	4%

Notes:

1.	Excludes Mozambique and Egypt as markets do not ask ethnicity questions
2.	Lesbian, gay, bisexual, and other sexual orientations, excluding heterosexual
3.	Asian, Arab, Black/African/Caribbean, Latin, mixed ethnic groups, and ‘other’ identities.
4.	Self-identification of disability, including long-term conditions and visible and non-visible disabilities.

Policies, initiatives and targets

Our commitment to diversity and inclusion is reflected across our global policies and principles, such as our code of conduct and fair pay principles. We continue to apply fair pay principles across all markets, working with the WageIndicator Foundation to ensure a good standard of living in each market. In the UK, our commitment to these principles is reflected in being an Accredited Living Wage employer.

Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay

The achievement of our diversity targets is dependent on the attraction, engagement and retention of diverse talent and skills. To support this, we have inclusive initiatives such as: hybrid and flexible working, parental leave, a mental health toolkit, learning and development programmes, allyship training, and menopause and domestic abuse support. Programmes are designed to help employees through all life stages and challenge societal norms to create an environment where everyone can contribute at their best and thrive.

People development

The Vodafone Learning Organisation operates across all entities to deliver high-quality learning that supports diverse talent and develops the skills and capabilities required to deliver our strategy. This year our three-year capability plan was refreshed, considering external trends and changes to Vodafone’s strategy. Five key capabilities were identified to accelerate the delivery of our strategy: ‘Customer Experience’, ‘Operational Intensity’, ‘Business to Business’ (‘B2B’), ‘Commercial P&L Ownership’, and ‘AI/GenAI’.

In September we refreshed our global Employee Value Proposition (‘EVP’) formed of four principles, underpinned by the Spirit of Vodafone and realigned to the Vodafone strategy. This outlines what we stand for as an employer and captures the most compelling reasons to work at Vodafone.

Talent and leadership

To accelerate the development of high potential talent, this year we launched the ‘Talent Deal’, an agreed set of expectations for both colleagues and their managers. It offers support, resources, and development opportunities to those with the highest potential. We made coaching available to all colleagues either through our global coaching partner or an internal network of trained coaches. We continued to review our succession and talent development plans for senior leaders identified as key talent. Talents in our two key succession pools, which comprises of 30% women, received support through leadership assessment, development planning, and coaching. To support the development of key groups we launched specific leadership interventions to accelerate their development to our most senior positions.

We also scaled our leadership programme, the ‘Vodafone Leader Labs’, to 10,000 leaders globally to deliver our strategy, embed leadership shifts and standards, and equip them with tools to be successful.

Performance

Underpinning all our activities, has been an ongoing focus on raising the bar on performance through our performance management framework ‘Grow my Impact’. Employee goals are aligned to strategic priorities and performance is assessed based on individual impact. This framework recognises individuals with differentiated performance and reward. Our financial recognition programme ‘Vodafone Stars’ and our peer-to-peer recognition programme ‘Vodafone Thank You’ continued to celebrate colleagues during the year for their impact and display of the ‘Spirit of Vodafone’ behaviours. For instance, 23,120 peer-to-peer ‘Thank You’s’ and 61,364 ‘Vodafone Star’ awards were delivered during the year.

Skills

We support professional growth of our colleagues by providing online learning through our platform ‘Grow with Vodafone’ and continued to deliver our ‘Skill Accelerators and Labs’, with over 17,000 colleagues completing them this year. Across all activities, our colleagues spent 2.9 million hours on learning, with an average of 240,500 hours per month, an increase of 3% since FY24. We invested an average of €180 in both mandatory and non-mandatory training for each employee to build future capabilities.

To support our focus on B2B, we trained our sales population on new capabilities, developed a new skills framework, launched a skills self-check tool, developed new learning, facilitated skills labs and issued 23 external sales certifications. Over 800

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	17

Our people strategy continued

colleagues participated in the training programme. A total of 925 colleagues identified development opportunities through the skills check tool. Our Go-To-Market learning programme is supporting colleagues in sales to develop across our ‘Beyond Connectivity’ portfolios and have access to learning content at the point of need.

This year we trained colleagues on using GenAI tools. In June we launched the ‘GenAI Empowering You’ learning campaign. This comprises a foundational course which 40,000 colleagues completed this year, and a longer advanced module which 1,000 colleagues completed.

People experience

In November 2024 we started a global market-by-market rollout of Copilot for Microsoft 365. This tool uses GenAI to make daily tasks such as drafting emails, creating presentations and summarising meetings easier, boosting productivity. By January 2025, over 50,000 colleagues had access to Copilot. To support its launch, we delivered 20 skill labs to 13,000 colleagues, focused on prompt engineering and real-life application in the workplace.

To further simplify how we work to accelerate performance, we streamlined our HR processes by conducting ongoing pilots to explore the use of GenAI and removing high-touch channels to create a single entry point for HR queries. We transformed our AskHR TOBi chatbot, simplifying how colleagues manage their HR questions and requests. This first launched in October 2024 and is now live in all markets (excluding Germany). The bot handles 65% of all HR questions with an average first-time resolution rate of 74%. We continued to leverage people analytics to ensure effective people decisions and launched our first global HR dashboard, hosted through the Google Cloud Platform, to provide simple access to people insights for our HR community.

Safety, health and wellbeing

Nothing is more important to us than the safety, health, and wellbeing (‘SHW’) of our customers, communities, employees, and partners. We have a simple global commitment: no one gets hurt. If an incident does occur, we take steps aimed to prevent reoccurrence. This has been captured in our Global Commitment Statement which is supported by a video message from our Group Chief Executive.

Our SHW framework provides a consistent approach to leadership, planning, performance monitoring, governance, and assurance.

Risks

We continue to focus on our key risks, which account for the majority of reported incidents and remain amongst our top priorities: occupational road risk, falls from height, working with electricity, and civil works.

In recognition of our key risks, we continue to use the ‘Vodafone Absolute Rules’. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules apply everywhere we work and provide clear expectations for safe behaviour for everyone to follow. The Absolute Rules must be followed by all Vodafone employees and contractors, as well as our suppliers’ employees and contractors. Where this requirement is not met, we take appropriate management action. In the October 2024 Spirit Beat survey 94% of employees agreed that the Absolute Rules are taken seriously at Vodafone.

Leadership engagement

Our Group Executive Committee (‘ExCo’) and operating company ExCo’s provide visible and clear leadership in SHW. Our senior leaders are actively engaged and carry out regular face-to-face safety engagement throughout the year. Our leaders recognise the importance of connecting with teams and frontline workers as they continue to maintain our networks and work in our retail stores and on customer sites. We encourage our people to raise any concerns or ideas for improvements in SHW and ensure the support of our leaders when they do so.

We continue to mandate our ‘Leading for Health & Safety at Work’ e-learning module. This module sets out the specific impact we expect our leaders to have. On 31 March 2025, 98% of assigned leaders had completed the module.

Supplier engagement

Most of our high-risk work and most of the significant incidents we report are as a result of work carried out by suppliers on our behalf. Engagement and collaboration is essential to achieve our common goal of no one gets hurt. We have held quarterly forums with our global suppliers and this year we celebrated a decade of collaboration to develop common ways of working and share best practice to improve workplace safety. This year we held four in-person safety forums in London, Dublin, Düsseldorf and Lisbon together with our larger global suppliers. We also held an awards ceremony in Germany recognising our global suppliers that have supported us on our 10-year safety journey. In Tanzania, our Vodacom operation held an in-person forum bringing together partners from the African continent.

Community engagement

We strive to play an active role in the communities where we conduct our business and as a result we have various community-focused safety programmes.

In Vodafone Intelligent Solutions (‘VOIS’), we introduced the ‘Visit VOIS’ programme, an initiative that reached more than 700 community participants. The programme focused on mental health, particularly its impact on younger generations, and road safety.

In Greece, road safety events were held in April in collaboration with the Road Safety Institute and the Road Safety for Motorcycles Institute, with over 100 participants receiving safety training. Throughout the year, employees were trained on Basic Life Support (BLS) and Automated External Defibrillator (AED) usage. Additionally, awareness events on bone marrow transplantation and donor registration were conducted, with over 150 participants and 45 individuals giving samples for the international donor bank, alongside four blood donation drives supported by over 300 employees.

In Albania, the ‘Before I Start Work-Conference’ brought together various industry sectors, contractors, suppliers, and safety experts to enhance safety management practices. The conference focused on sharing experiences with local companies to create safer work places.

In South Africa, community safety sessions were conducted at schools, emphasising responsible behaviour to reduce road accidents during the holiday season. In Tanzania, road safety education was provided to thousands of students with the help of the traffic police. In Lesotho, a campaign was organised in collaboration with local authorities on tyre safety and driving under the influence of alcohol and/or drugs. In Mozambique, there was a focus on emergency response and preparedness during natural disasters and civil unrest, collaborating with the police and army. In Egypt, SMS alerts and social media ads were used to promote road safety, along with training for students. In the DRC, road risk campaigns were held in partnership with the local Road Risk Agency, utilising billboards, radio, TV, and digital platforms to reach a national audience.

Governance

We use a global framework to manage SHW. This includes the monitoring and assessing of risks, setting targets, reviewing progress, and reporting performance. Our framework is based on the international standard ISO 45001 for occupational health and safety and always meets or exceeds local requirements. In addition, five European markets, Egypt, six VOIS locations and Vodafone Business Technology Solutions have independent external certification to ISO 45001.

All incidents relating to key risks or breaches of the Vodafone Absolute Rules that are reported are investigated. We ensure that incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in

18	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our people strategy continued

the importance of prevention and we also believe that every incident should be treated as an opportunity for learning and improvement.

SHW is a global policy and is included within our global risk and compliance governance programme. This year we completed 14 audits focused on the control of contractors, laying cables, lifting operations, occupational road risk and incident reporting and investigation in Europe and Africa. Nine additional visits were made to our European, African and Asian markets to focus on engagement and communication. They included a combination of team meetings, site visits with contractors and suppliers and, where applicable, verification checks following any serious incidents.

Training

We continue to include a health and safety module as part of our mandatory ‘Doing What’s Right’ training. All employees are required to complete the training within six weeks of joining and then follow our learning cycle. During FY25, 93% of assigned Vodafone employees completed the health and safety module.

Each local market is also responsible for delivering training that supports the development of appropriate leadership skills, behaviours, and identification of risks. Additional training is specific to an individual’s role and aligned to each market’s local legislation.

Key performance indicators

We have a global set of key performance indicators which are reported monthly to the Group ExCo and bi-annually to the Board:

–	Number of fatalities;
–	Number of employee lost-time incidents (‘LTIs’); and
–	Near misses.

All fatalities that may be connected with our activities in any way, including those affecting employees, suppliers and members of the public, are formally reported to the Group’s ExCo and to the Board by the Head of SHW.

Each incident is investigated to determine the facts and any actions required to prevent recurrence. The investigation’s findings are reviewed by the Chief Human Resources Officer at a formal review meeting to consider the thoroughness of the investigation, the suitability of corrective and preventive actions, and to determine whether the fatal accident was within Vodafone’s control or not. All fatalities determined to be within Vodafone’s control are considered ‘recordable’ and are publicly reported.

Our aim is to ensure no one gets hurt. Any loss of life related to our operations is unacceptable. It is therefore with great regret that we record one fatal accident this year that resulted in the deaths of three people.

In Türkiye on 16 July 2024 there was a fatal road traffic accident reported. Two call centre contractor employees and two Vodafone employees were in a car returning from a business dinner at around 22:40 when their car collided with a truck. One of the call centre employees and two Vodafone employees were killed. The remaining call centre employee was discharged from hospital and has made a full physical recovery. We have shared the learnings from this incident across the business to aim to prevent recurrence. Employee fatalities remain rare at Vodafone with the last reported Vodafone employee fatality in August 2015.

LTI is the term we use when a work-related injury or illness results in one or more days away from work. During the year, 23 employee and contractor LTIs were reported. In total these incidents account for 172 lost workdays.

Key performance indicators

	2025	2024
Work-related injuries or ill health (excluding fatalities)
Employees and contractors	23	18
Suppliers’ employees and contractors	22	8
Lost-time incidents (‘LTI’)
Number of lost-time employee and contractor incidents	23	18
Lost-time incident rate per 1,000 employees and contractors	0.25	0.19
Total recordable fatalities
Employees and contractors	2	0
Suppliers’ employees and contractors	1	1
Members of the public	0	1

Wellbeing

We remain focused on mental health and wellbeing. Mental and wellbeing training and services are available in each market, including the provision of employee assistance and psychological support services.

Our global wellbeing framework includes mental health, physical health, and financial management. The framework is a guide to help our people achieve optimal wellbeing and to ensure we all have access to the best possible wellbeing resources across Vodafone.

In Vodacom, our wellbeing programmes are across all markets in Africa. Highlights include Basic Life Support Training by Vodacom Group, which will now be part of our annual Community Safety initiatives, and Vodafone Egypt’s silver award from the Society for Human Resource Management for outstanding wellbeing management. To support our employees through challenges like political unrest and cyclone Chido, Vodacom Mozambique implemented a work-from home strategy, virtual check-ins and mental wellbeing webinars. In South Africa, we promoted early detection of breast cancer and men’s health awareness. In DRC, drivers received cardiovascular health education, while Vodacom Tanzania and Vodacom Lesotho organised events to promote physical wellbeing and productivity.

In Türkiye, initiatives included local wellbeing challenges. We also held a ‘Health Week’, offering various health services such as hearing tests, eye examinations, HPV vaccinations, and a seminar on office ergonomics.

In Greece, we hosted various sessions on mental health empowerment, parent support, nutrition, and first aid, aiming to foster a healthier and inclusive work environment.

VOIS awareness programmes in India, Spain and Egypt included promoting wellbeing services, personal support for employees affected by natural disasters and personal resilience.

Click to read more about mental health and wellbeing: vodafone.com/wellbeing

Workers’ councils and union engagement

There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this Annual Report on Form 20-F.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	19

Our financial performance

Results in-line with expectations

–	Total revenue: Increased by 2.0% to €37.4 billion (FY24: €36.7 billion) as service revenue growth was partially offset by adverse foreign exchange movements.
–

Service revenue: Increased by 5.1% on an organic basis, and by 2.8% on a reported basis to €30.8 billion (FY24: €29.9 billion). An anticipated slowdown in Germany was more than offset by growth across the rest of Europe, Africa and Türkiye. Vodafone Business continued to grow, by 4.0% during the year, supported by demand for digital services,

–

Operating loss/profit: Reversed to a loss of €0.4 billion (FY24: profit of €3.7 billion), due to non-cash impairment charges for Germany and Romania totalling €4.5 billion. See note 4 ‘Impairment losses’ in the consolidated financial statements for more information.

–

Earnings per share: Basic loss per share from continuing operations was 15.86 eurocents in FY25, compared to earnings per share of 4.45 eurocents in the prior year, the decrease primarily due to impairment charges in Germany and Romania.

–

Discontinued operations: The results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and are therefore excluded from continuing operations and the Group’s segment reporting. The disposals completed on 31 May 2024 and 31 December 2024, respectively. See note 7 ‘Discontinued operations and assets for sale’ in the consolidated financial statements for more information.

Group financial performance

	FY25[1] €m	FY24 €m	Reported change %
Revenue	37,448	36,717	2.0
– Service revenue	30,758	29,912	2.8
– Other revenue	6,690	6,805

Operating (loss)/profit	(411)	3,665	(111.2)
Investment income	864	581
Financing costs	(1,931)	(2,626)
(Loss)/profit before taxation	(1,478)	1,620
Income tax expense	(2,246)	(50)
(Loss)/profit for the financial year – Continuing operations	(3,724)	1,570
Loss for the financial year – Discontinued operations	(22)	(65)
(Loss)/profit/(loss) for the financial year	(3,746)	1,505
Attributable to:
– Owners of the parent	(4,169)	1,140
– Non-controlling interests	423	365
(Loss)/profit for the financial year	(3,746)	1,505
Basic (loss)/earnings per share – Continuing operations	(15.86)c	4.45c
Basic (loss)/earnings per share – Total Group	(15.94)c	4.21c

Note:

1.	The FY25 results reflect average foreign exchange rates of €1:£0.84, €1:INR 90.79, €1:ZAR 19.58, €1:TRY 36.71 and €1: EGP 52.56.

20	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our financial performance continued

Geographic performance summary

Vodafone Spain and Vodafone Italy are reported as discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’). Accordingly, Vodafone Spain and Vodafone Italy are excluded from the results of continuing operations and are instead presented as a single amount as a loss after tax from discontinued operations in the Group’s Consolidated income statement. Discontinued operations are also excluded from the Group’s segment reporting. The disposals of Vodafone Spain and Vodafone Italy completed on 31 May 2024 and 31 December 2024, respectively.

	Total revenue		Service revenue		Adjusted EBITDAaL		Adjusted EBITDAaL margin		Capital additions
Segment results	FY25 €m	FY24 €m	FY25 €m	FY24 €m	FY25 €m	FY24 €m	FY25%	FY24%	FY25 €m	FY24 €m
Germany	12,180	12,957	10,876	11,453	4,384	5,017	36.0	38.7	2,482	2,515
UK	7,069	6,837	5,887	5,631	1,558	1,408	22.0	20.6	897	866
Other Europe[2]	5,694	5,504	4,805	4,722	1,510	1,516	26.5	27.5	856	845
Türkiye	3,086	2,362	2,484	1,746	842	510	27.3	21.6	447	319
Africa	7,791	7,420	6,172	5,951	2,593	2,539	33.3	34.2	1,038	1,005
Common Functions[3]	1,817	1,864	663	559	45	29			1,142	781
Eliminations	(189)	(227)	(129)	(150)	–	–			–	–
Group	37,448	36,717	30,758	29,912					6,862	6,331

	FY24			FY25
Segment service revenue growth	Q4%	H2%	Total %	Q1%	Q2%	H1%	Q3%	Q4%	H2%	Total %
Germany	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)
UK	6.8	6.2	5.1	2.0	2.9	2.4	7.6	5.7	6.7	4.5
Other Europe[2]	0.3	(4.0)	(5.7)	1.6	2.1	1.9	2.2	1.1	1.7	1.8
Türkiye	15.6	11.7	9.6	54.7	18.8	33.2	97.5	15.2	50.4	42.3
Africa	1.2	(3.4)	(9.2)	1.6	0.3	0.9	4.1	8.8	6.4	3.7
Group	2.9	0.7	(1.3)	3.2	0.2	1.7	5.6	2.3	4.0	2.8

	FY24			FY25
Segment organic service revenue growth[1]	Q4%	H2%	Total %	Q1%	Q2%	H1%	Q3%	Q4%	H2%	Total %
Germany	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)
UK	3.6	4.4	5.0	–	1.2	0.6	3.3	3.1	3.2	1.9
Other Europe[2]	5.5	4.6	4.2	2.3	2.6	2.5	2.6	0.8	1.7	2.1
Türkiye	105.6	97.8	88.5	91.9	89.1	90.3	83.4	73.2	78.1	83.4
Africa	10.0	9.4	9.2	10.0	9.7	9.9	11.6	13.5	12.6	11.3
Group	7.1	6.7	6.3	5.4	4.2	4.8	5.2	5.4	5.3	5.1

Group profitability			FY24			FY25
			Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
Operating profit/ (loss)	€	m	556	1,808	3,665	1,545	837	2,382	1,022	(3,815)	(2,793)	(411)

Notes:

1.	Organic service revenue growth is a non-GAAP measure. See page 213 for more information.
2.	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
3.	Capital additions in FY25 includes software arrangements managed centrally on behalf of the Group.

Germany: Turnaround continuing through challenging market conditions

	FY25 €m	FY24 €m	Reported change %	Organic change[1] %
Total revenue	12,180	12,957	(6.0)
Service revenue	10,876	11,453	(5.0)	(5.0)
Other revenue	1,304	1,504
Adjusted EBITDAaL	4,384	5,017	(12.6)	(12.6)
Adjusted EBITDAaL margin	36.0%	38.7%

Note:

1.	Organic growth is a non-GAAP measure. See page 213 for more information.

Growth

Total revenue decreased by 6.0% to €12.2 billion as a result of lower service revenue and equipment revenue. As anticipated, service revenue declined by 5.0% (Q3: -6.4%; Q4: -6.0%), primarily due to a 3.0 percentage point negative impact (Q3: -3.8 percentage points; Q4: -3.3 percentage points) from the end of bulk TV contracting in multi dwelling units (‘MDU’), which came into full effect from July 2024, as well as a lower broadband customer base following the price increases in the prior year. The small improvement in quarterly trends was driven by the lower impact of the TV law change and higher wholesale service revenue, partially offset by lower mobile ARPU.

Fixed service revenue declined by 8.1% (Q3:-10.7%; Q4: -9.7%) due to the cumulative impact of TV and broadband customer losses. The MDU transition had a 5.5 percentage point impact (Q3:-6.8 percentage points; Q4: -5.9 percentage points) on fixed service revenue growth. Excluding this impact, Q4 trends were broadly stable. Mobile service revenue declined by 1.2% (Q3: -1.0%; Q4: -1.2%) as ARPU pressure, due to higher competitive intensity in the market and lower mobile termination rates, was only partially offset by higher wholesale revenue. 1&1 began migrating their customers onto our network in the second half of the year as a part of our long-term national roaming agreement and we continue to expect the migration to reach a full run-rate during H2 FY26. Vodafone Business service revenue declined by 2.3% (Q3: -3.0%; Q4: -2.8%) as price pressure in the mobile segment, in particular from SoHo customers and large corporates optimising spend, as well as lower roaming revenue, was only partially offset by growth in digital services. Digital services revenue continued to grow, supported by demand for our Cloud services which grew by 15.1% in FY25. In March 2025, we announced the launch of our new Cyber Security Centre in Düsseldorf which aims to support SMEs through monitoring and resolving cyber security threats.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	21

Our financial performance continued

Adjusted EBITDAaL declined by 12.6%, primarily due to a 7.5 percentage point impact related to the MDU transition (H1: -7.0 percentage points; H2: -8.0 percentage points). Excluding this impact, the decline in Adjusted EBITDAaL was largely driven by lower service revenue and increased investment in the customer experience, our brand and Vodafone Business as we have chosen to prioritise investment to support the turnaround of Vodafone Germany, as well as higher customer costs in the more intense competitive environment. A 2.4 percentage point benefit from lower energy costs was offset by higher inflation across the cost base. The Adjusted EBITDAaL margin was 2.7 percentage points lower year-on-year at 36.0%.

Customers

Our broadband customer base declined by 102,000 in FY25, including the loss of 43,000 customers on our gigabit-capable network. During the year, customer additions on our gigabit-capable broadband footprint gradually improved and, as we had anticipated, in the second half of the year we stabilised our gigabit customer base. This was supported by the improved customer experience, as we have achieved the lowest ever share of detractors in our base. We are now the largest provider of fixed line gigabit connectivity in Germany, supported by our wholesale agreements with Deutsche Telekom and Deutsche Glasfaser. We can now market gigabit speeds to almost 75% of German homes with 5 million fibre households beyond our own cable footprint of 25 million households.

During the year, we completed the migration of our MDU TV customer base following the change in TV law that came into effect in July 2024. By the end of March 2025, we had retained 4.2 million households under new commercial terms, which is in line with our initial expectation that we would retain around 50% of the 8.5 million MDU TV households.

Despite higher competitive intensity in the mobile market, our Consumer mobile contract customer base increased by 90,000. Our increased focus on higher value branded and direct sales channels was partially offset by the anticipated loss of low-margin customers through reseller channels and 65,000 net disconnections from business accounts, partially driven by some large contract tenders in the prior year. We added a further 6.4 million IoT connections, driven by demand from the automotive sector.

UK: Robust adjusted EBITDAaL performance

	FY25 €m	FY24 €m	Reported change %	Organic change[1] %
Total revenue	7,069	6,837	3.4
Service revenue	5,887	5,631	4.5	1.9
Other revenue	1,182	1,206
Adjusted EBITDAaL	1,558	1,408	10.7	7.9
Adjusted EBITDAaL margin	22.0%	20.6%

Note:

1.	Organic growth is a non-GAAP measure. See page 213 for more information.

Growth

Total revenue increased by 3.4% to €7.1 billion due to service revenue growth and the appreciation of GBP:EUR. Service revenue increased by 4.5% (Q3:7.6%; Q4: 5.7%) due to foreign exchange movements and organic growth in service revenue which increased by 1.9% (Q3: 3.3%; Q4: 3.1%), as growth in Consumer was offset by a decline in Business.

Mobile service revenue grew by 2.9% (Q3: 6.0%, Q4: 4.4%), as broadly stable organic mobile service revenue of 0.3% (Q3: 1.8%, Q4: 1.8%) was supported by the appreciation of GBP:EUR. The organic performance was primarily driven by Consumer customer base growth and the delivery of project milestones in Business. This was partially offset by the significantly lower level of inflation-linked price rises compared to the prior year and the ongoing dilution of the back book from front book pricing in mobile. Fixed service revenue grew by 9.2% (Q3: 12.3%, Q4: 8.8%) and organic growth in fixed service revenue was 6.5% (Q3 7.6%, Q4: 6.4%). Growth was supported by foreign exchange movements, continued growth in our customer base and ARPU growth in Consumer. The slowdown in quarterly trends was driven by Business due to some managed services contract losses.

Vodafone Business service revenue increased by 1.6% (Q3: 3.7%, Q4: 3.7%) and organic growth in Vodafone Business service revenue declined by 0.9% (Q3: -0.4%, Q4: 1.3%). Growth in fixed due to commercial performance, and business demand for our digital services and project work, was offset by a decline in mobile, primarily driven by lower inflation-linked price increases and ARPU pressure. The improvement in quarterly growth trends was driven by project activity.

Adjusted EBITDAaL increased by 10.7% in the period, and on an organic basis, Adjusted EBITDAaL increased by 7.9%. The increase in Adjusted EBITDAaL was primarily driven by service revenue growth, a 2.7 percentage point benefit from lower energy costs and other cost efficiencies. The Adjusted EBITDAaL margin improved by 1.4 percentage points year-on-year to 22.0%.

Customers

We have delivered significant improvements in customer experience this year and now have a market leading NPS position and lowest ever share of detractors in our base. This is reflected in Ofcom mobile complaints, which are down 30% year-on-year. These achievements supported our record level customer loyalty, and an increase in our mobile Consumer contract customer base of 117,000. This was partially offset by large low-value contract disconnections in Business and a reclassification of part of the mobile customer base to IoT, with our total contract customer base increasing by 7,000 in FY25.

In fixed, we continue to be one of the fastest growing broadband providers in the UK and our customer base increased by 227,000 during the year. This was supported by the launch of the new ‘One Touch Switching’ service in September 2024, making it even easier for customers to join us. We now cover 19.4 million households with gigabit speeds, and in July, we announced that we now offer faster speeds of up to 2.2Gbps in more locations than any other provider.

Portfolio

In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable and competitive third scaled network operator in the UK. In December 2024, the UK’s Competition and Markets Authority (‘CMA’) approved the combination of Vodafone and Three in the UK. Following the merger, which we expect to complete in the first half of 2025. Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe’s most advanced 5G networks.

22	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our financial performance continued

Other Europe1: Continued service revenue growth

	FY25 €m	FY24 €m	Reported change %	Organic change[2] %
Total revenue	5,694	5,504	3.5
Service revenue	4,805	4,722	1.8	2.1
Other revenue	889	782
Adjusted EBITDAaL	1,510	1,516	(0.4)	–
Adjusted EBITDAaL margin	26.5%	27.5%

Notes:

1.	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.	Organic growth is a non-GAAP measure. See page 213 for more information.

Growth

Total revenue grew by 3.5% to €5.7 billion as higher service and equipment revenue was partially offset by the depreciation of local currencies versus the euro. Service revenue increased by 1.8% (Q3: 2.2%, Q4: 1.1%) as adverse foreign exchange movements were offset by organic growth in service revenue of 2.1% (Q3: 2.6%, Q4: 0.8%), driven by a higher contract customer base in mobile and broadband, and by price actions in most markets, partly offset by lower mobile termination rates. The slowdown in quarterly trends was due to the exceptionally high growth in Q4 the prior year driven by public sector projects.

In Portugal, both our Consumer and Business segments continued to perform well during the year. In November 2024 we launched our new second brand, Amigo, to compete effectively across all segments of the market following the launch of a fourth player. In Ireland, service revenue grew due to higher broadband customer base supported by improved customer loyalty, partially offset by lower mobile termination rates. Service revenue in Greece increased, particularly due to growth in the public sector and a higher mobile contract customer base.

Vodafone Business service revenue increased by 3.9% (Q3: 5.3%, Q4: 1.5%), as organic growth in Vodafone Business service revenue of 4.4% (Q3: 5.8%, Q4: 1.2%) was offset by adverse foreign exchange movements. Organic growth was mainly driven by digital services, as well as public sector project work in Portugal, Greece and Romania.

Adjusted EBITDAaL declined by 0.4% in the period and was stable on an organic basis, as service revenue growth and ongoing cost control was offset by a deferral of income recognition relating to certain Business contracts and a provision. The Adjusted EBITDAaL margin decreased by 1.0 percentage points year-on-year to 26.5%.

Customers

We won 462,000 new mobile contract customers across our six markets, mainly driven by Portugal and Greece. In Portugal, we won 170,000 new contract customers in mobile and 23,000 in fixed broadband. In Greece, the mobile contract base grew by 149,000, though fixed broadband customers declined by 17,000. In Ireland, our mobile contract customer base increased by 18,000 and the broadband customer base by 22,000. Through our fixed wholesale network access partnerships, including our fibre joint venture, SIRO, we now cover 1.7 million households in Ireland with FTTH.

Portfolio

In October 2024, we announced that, along with Digi Romania, we have signed a memorandum of understanding with Hellenic Telecommunications in relation to a potential acquisition of separate parts of its subsidiary Telekom Romania. The discussions are at an advanced stage with the regulatory approval process ongoing.

Türkiye: Growth in real terms and on a euro basis

	FY25 €m	FY24 €m	Reported change %	Organic change[1] %
Total revenue	3,086	2,362	30.7
Service revenue	2,484	1,746	42.3	83.4
Other revenue	602	616
Adjusted EBITDAaL	842	510	65.1	110.5
Adjusted EBITDAaL margin	27.3%	21.6%

Note:

1.	Organic growth is a non-GAAP measure. See page 213 for more information.

Hyperinflationary accounting in Türkiye

Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Türkiye. See page 214 for more information.

Growth

Total revenue increased by 30.7% to €3.1 billion, with service revenue growth partly offset by depreciation of the local currency versus the euro.

Service revenue increased by 83.4% (Q3: 83.4%, Q4: 73.2%) on an organic basis. Service revenue growth in euro terms was 42.3% (Q3: 97.5%, Q4: 15.2%) as reported under IAS 29. Excluding the impact of hyperinflationary accounting adjustments, service revenue increased by 45.2% in euro terms (Q3: 53.1%; Q4: 52.3%). Growth in Türkiye was primarily driven by ongoing price actions, value accretive base management and continued customer base growth, partially offset by adverse foreign exchange movements.

Vodafone Business service revenue increased by 107.1% (Q3: 102.8%, Q4: 105.1%) on an organic basis in FY25, with growth supported by business demand for our digital services, as well as inflationary mobile price actions. In euro terms, Business service revenue increased by 60.9% (Q3: 117.0%, Q4: 38.0%) as reported under IAS 29.

Adjusted EBITDAaL increased by 110.5% on an organic basis, supported by service revenue growth, ongoing digitalisation and our continued focus on cost efficiency. Adjusted EBITDAaL continued to grow in euro terms and increased by 65.1% during the year. The Adjusted EBITDAaL margin increased by 5.7 percentage points year-on-year (6.7 percentage points on an organic basis) to 27.3%.

Customers

We won 952,000 new mobile contract customers during the year, including migrations of prepaid customers.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	23

Our financial performance continued

Africa: Accelerating growth supporting upgraded mid-term guidance

	FY25 €m	FY24 €m	Reported change %	Organic change[1] %
Total revenue	7,791	7,420	5.0
Service revenue	6,172	5,951	3.7	11.3
Other revenue	1,619	1,469
Adjusted EBITDAaL	2,593	2,539	2.1	10.2
Adjusted EBITDAaL margin	33.3%	34.2%

Note:

1.	Organic growth is a non-GAAP measure. See page 213 for more information.

Growth

Total revenue increased by 5.0% to €7.8 billion as higher service and equipment revenue was partially offset by the depreciation of the Egyptian pound versus the euro. Service revenue increased by 3.7% (Q3: 4.1%, Q4: 8.8%) and organic growth in service revenue was 11.3% (Q3: 11.6%, Q4: 13.5%) with growth in South Africa, Egypt and all of Vodacom’s international markets, apart from Mozambique. The improvement in quarterly trends reflect an acceleration in growth across all Vodacom segments.

In South Africa, service revenue growth was supported by demand for fixed connectivity, an acceleration in the Consumer prepaid segment and growth in the mobile contract segment, which benefited from price increases. Financial services revenue grew by 12.1% to €176 million, supported by growth in our insurance services.

Service revenue in Egypt grew well above inflation during the year and accelerated in Q4. The performance was supported by price actions, sustained customer base growth and demand for data. Our financial services product, ‘Vodafone Cash’ revenue increased by 18.8% to €113.7 million and now represents 8.0% of Egypt’s service revenue.

In Vodacom’s international markets, service revenue growth was supported by a higher customer base and M-Pesa and data revenue growth. M-Pesa revenue grew by 10.0% to €427.9 million, and now represents 27.6% of service revenue.

Vodacom Business service revenue grew by 5.4% (Q3: 6.6%; Q4: 9.6%) and organic growth in Vodacom Business service revenue was 10.0% (Q3: 10.8%; Q4: 11.5%), with South Africa supported by demand for digital services and fixed connectivity.

Adjusted EBITDAaL increased by 2.1% as the depreciation of local currencies versus the euro was more than offset by organic growth. On an organic basis, adjusted EBITDAaL increased by 10.2% due to service revenue growth, cost initiatives and the base effect of the Egyptian pound devaluation in the prior year. The Adjusted EBITDAaL margin decreased by 0.9 percentage points year-on-year (-0.2 percentage points on an organic basis) to 33.3%.

Customers

In South Africa, we won 152,000 new contract customers in FY25, and now have a mobile contract base of 7.0 million. Across our active customer base, 78.9% of our mobile customers use data services. Our ‘VodaPay’ super-app continued to gain traction with 11.9 million registered users.

In Egypt, we won 656,000 new contract customers and 2.5 million prepaid mobile customers during the year, and we now have 51.5 million customers. ‘Vodafone Cash’ reached 11.4 million active users with 3.2 million users added during the year.

In Vodacom’s international markets, we won 5.9 million new mobile customers in FY25, and our mobile customer base is now 60.0 million, with 67.3% of active customers using our data services. Our M-Pesa customer base now totals 25.2 million.

Investor Briefing

Vodacom Group hosted an investor briefing in February 2025, which encompassed a series of presentations and showcases covering the Vodacom Group’s medium-term strategy and the key growth opportunities across its markets and products. As part of this update, Vodacom communicated an ambition to accelerate Group EBITDA growth into double-digit. This represents an upgrade from the existing medium-term target framework of high single-digit EBITDA growth.

Click or scan to watch Vodacom presentations: vodacom.com/presentations

Click to see further information on our operations in Africa: vodacom.com

24	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our financial performance continued

Vodafone Investments

	FY25 €m	FY24 €m
Vantage Towers (Oak Holdings 1 GmbH)	(74)	(85)
VodafoneZiggo Group Holding B.V.	(125)	(177)
Safaricom Limited	201	159
Indus Towers Limited	55	140
Other[1] (including TPG Telecom Limited)	(180)	(133)
Share of results of equity accounted associates and joint ventures	(123)	(96)

Note:

1.

The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

Vantage Towers – 44.7% ownership

In March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, followed by a further €500 million in July 2023 and €1.3 billion in August 2024, taking total net proceeds to €6.6 billion and the Consortium’s ownership in Oak Holdings GmbH to 50%. Our effective stake in Vantage Towers is 44.7%. During the year, total revenue increased by 6.9% to €1.2 billion, supported by 2,020 net new tenancies and 839 new macro sites. As a result, the tenancy ratio increased to 1.53x (31 March 2024: 1.50x). Vodafone’s share of results in the period reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers. During the year, Vantage Towers distributed €307 million in dividends to Vodafone.

VodafoneZiggo Joint Venture (Netherlands) – 50.0% ownership

The results of VodafoneZiggo are prepared under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting. Total revenue decreased 1.1% to €4.1 billion, as a decline in the fixed customer base was only partially offset by contractual price increases. In FY25, VodafoneZiggo’s mobile contract customer base increased by 14,000 driven by growth in the Consumer segment. VodafoneZiggo’s broadband customer base declined by 105,000 customers due to the competitive price environment. VodafoneZiggo offers gigabit speeds to 7.6 million homes, providing nationwide coverage. During the year, VodafoneZiggo successfully acquired a 100 MHz spectrum license in the 3.5 GHz band. Vodafone’s share of net loss for the year decreased, driven by higher gains on derivative financial instruments and tax, partially offset by lower operating income. During the year, Vodafone received €63 million in dividends and €51 million in interest payments from the joint venture.

Safaricom Associate (Kenya) – 27.8% ownership

Safaricom service revenue grew by 26.3% to €2.7 billion, driven by organic growth of 11.2% and favourable foreign exchange movements of the Kenyan shilling versus the euro. Vodafone’s higher share of results was due to results in Kenya. During the period, Vodafone received €136 million in dividends from Safaricom.

TPG Telecom Limited Joint Venture (Australia) – 25.1% ownership

TPG Telecom Limited (‘TPG’) is a fully integrated telecommunications operator in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 25.1%, via an 11% direct stake in TPG and a 14% indirect stake, held through a 50:50 joint venture with CK Hutchison. During the year, the Group received €24 million in dividends from its direct stake in TPG. The Group provides guarantees amounting to $1.0 billion and €0.6 billion (2024: $1.0 billion and €0.6 billion) in relation to its 50% share in a multicurrency loan facility held by the joint venture. In October 2024, TPG announced the sale of its fixed network infrastructure assets and enterprise, government and wholesale fixed telecommunications services business for AU$5.25 billion. The transaction is subject to regulatory approval and other customary conditions precedent.

Vodafone Idea Limited Joint Venture (India) – 24.4% ownership

After undertaking equity fund-raisings and allotments to vendors since March 2024, the Group’s shareholding in Vodafone Idea Limited has reduced to 24.4%. See note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements for more information.

On 30 March 2025, Vodafone Idea announced that the government had agreed to convert US$4.3 billion of its outstanding spectrum dues to equity. The Group’s shareholding in Vodafone Idea Limited was subsequently diluted to 16.1% in April 2025.

Indus Towers Limited (India)

The Group disposed of its investment in Indus Towers Limited in two tranches during June and December 2024. See note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements for more information.

Net financing costs

	FY25 €m	FY24 €m	Reported change %
Investment income	864	581
Financing costs	(1,931)	(2,626)
Net financing costs	(1.067)	(2,045)	47.8
Adjustments for:
Mark-to-market (gains)/losses	(2)	97
Foreign exchange losses	1	173
Fair value gains on Other Investments through profit and loss	(247)	–
Adjusted net financing costs[1]	(1,315)	(1,775)	25.9

Note:

1.

Adjusted net financing costs is a non-GAAP measure and exclude mark-to-market and foreign exchange gains/losses, together with fair value movements in other investments through profit and loss. See page 213 for more information.

Net financing costs decreased by €978 million and include a gain of €253 million on certain bonds bought back prior to their maturity dates; a revaluation gain of €247 million from Other investments classified at fair value through profit and mark-to-market and foreign exchange gains in the current year, combined with lower interest paid on loans and collateral balances.

Adjusted net financing costs decreased by €460 million, mainly as a result of the gain of €253 million from the early redemption of the bonds bought back in the period as well as lower interest costs mainly due to repayment of the borrowings secured against the Group’s shareholdings in Indus Towers and Vodafone Idea.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	25

Our financial performance continued

Taxation

	FY25%	FY24%	Reported change pps
Effective tax rate	(152.0)	3.1	(155.1)

The Group’s Effective tax rate (‘ETR’) for the year ended 31 March 2025 was (152.0)% (FY24: 3.1%).

The negative ETR is driven by the €4,515 million impairments of Germany and Romania that are permanently non-deductible for tax. Excluding these the ETR would be positive 74.0%. This rate is high due to items that are not expected to re-occur, including a charge of €718 million on remeasurement of the Luxembourg deferred tax asset following a 1% corporate tax rate reduction, a €185 million tax charge on the settlement of the VISPL tax cases in India, a €164 million tax charge arising on the €26 million net gain on the disposal of a 10% stake in Oak Holdings GmbH, a net €128 million tax charge as an effect of hyper-inflation tax and accounting adjustments in Türkiye, offset by a net €(53)m credit in relation to the disposal of Indus Towers and settlement of the secondary pledge.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The tax charge for the year ended 31 March 2025 includes a current tax charge of €7 million relating to Pillar 2 income taxes

Earnings per share

	FY25 eurocent	FY24 eurocents	Reported change eurocents
Basic (loss)/earnings per share – Continuing operations	(15.86)	4.45	(20.31)
Basic (loss)/earnings per share – Total Group	(15.94)	4.21	(20.15)

Basic loss per share from continuing operations was 15.86 eurocents, compared to earnings per share of 4.45 eurocents in FY24. The decrease was primarily due to impairment losses in respect of Germany and Romania, together with a higher income tax expense, which outweighed lower net financing costs.

Consolidated statement of financial position

The consolidated statement of financial position is set out on page 128. Details on the major movements of both our assets and liabilities in the year are set out below.

In accordance with IFRS requirements, Vodafone Spain and Vodafone Italy are reported as discontinued operations in the consolidated financial statements. Assets and liabilities held for sale as at 31 March 2024 were €19.0 billion and €6.9 billion, respectively, and comprised Vodafone Spain and Vodafone Italy. The disposal of Vodafone Spain completed on 31 May 2024 and the disposal of Vodafone Italy completed on 31 December 2024. There were no assets and liabilities held for sale at 31 March 2025. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information.

Assets

Non-current assets

Intangible assets decreased by €5.4 billion between 31 March 2024 and 31 March 2025 to €33.4 billion. This primarily reflects: (i) non-cash impairment charges for Vodafone Germany and Vodafone Romania totalling €4.5 billion, and (ii) amortisation exceeding additions by €1.0 billion in the year.

Property, plant and equipment increased by €2.2 billion between 31 March 2024 and 31 March 2025 to €30.7 billion. This reflects an increase of €1.0 billion in owned assets and an increase of €1.2 billion in right-of-use assets.

Investments in associates and joint ventures decreased by €3.1 billion between 31 March 2024 and 31 March 2025 to €6.9 billion, primarily attributable to the sale of a further 10% in Oak Holdings 1 GmbH (Vantage Towers) and the sale of the Group’s stake in Indus Towers. See note 12 ‘Associates and joint arrangements’ in the consolidated financial statements for more information.

Other investments increased by €2.1 billion between 31 March 2024 and 31 March 2025 to €3.2 billion, due to an increase of €1.2 billion in equity securities and an increase of €0.9 billion in bond and debt securities held by the Group.

Deferred tax assets decreased by €1.1 billion between 31 March 2024 and 31 March 2025 to €19.0 billion. See note 6 ‘Taxation’ in the consolidated financial statements for more information.

Trade and other receivables increased by €0.5 billion between 31 March 2024 and 31 March 2025 to €6.4 billion.

Current assets

Current assets increased by €8.1 billion between 31 March 2024 and 31 March 2025 to €28.6 billion. This was primarily due to an increase in cash and cash equivalents of €4.8 billion, an increase of €0.8 billion in Trade and other receivables and an increase of €2.3 billion in Other investments.

Total equity and liabilities

Equity

Total equity decreased by €7.1 billion between 31 March 2024 and 31 March 2025 to €53.9 billion, primarily due to comprehensive expense in the period of €3.2 billion, €2.0 billion of dividends paid to the Group’s shareholders and a €2.0 billion decrease attributable to the purchase of Treasury shares.

Non-current liabilities

Non-current liabilities decreased by €2.2 billion between 31 March 2024 and 31 March 2025 to €51.9 billion, primarily due to a decrease in Borrowings of €3.2 billion, offset by an increase in Trade and other payables of €0.8 billion.

26	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our financial performance continued

Current liabilities

Current liabilities increased by €0.4 billion between 31 March 2024 and 31 March 2025 to €22.8 billion, primarily due to an increase of €0.7 billion in Trade and other payables, an increase of €0.2 billion in Provisions and an increase of €0.2 billion in Taxation liabilities, partially offset by a decrease in borrowings of €0.7 billion.

Inflation

The Group continues to apply hyperinflationary accounting, as specified in IAS 29, at its Turkish operations where the functional currency is the Turkish lira and to Safaricom’s operations in Ethiopia where the Ethiopian birr is the functional currency. See note 1 ‘Basis of preparation’ in the consolidated financial statements for more information and for a summary of the impact on the financial results of the Group for the year ended 31 March 2025.

Cash flow and funding

Analysis of cash flow

	FY25 €m	FY24 €m	Reported change %
Inflow from operating activities	15,373	16,557	(7.2)
Inflow/(outflow) from investing activities	4,759	(6,122)	177.7
Outflow from financing activities	(15,278)	(15,855)	3.6
Net cash inflow/ (outflow)	4,854	(5,420)	189.6
Cash and cash equivalents at the beginning of the financial year	6,114	11,628
Exchange loss on cash and cash equivalents	(75)	(94)
Cash and cash equivalents at the end of the financial year	10,893	6,114

Cash inflow from operating activities decreased to €15,373 million, primarily due to lower inflows from discontinued operations.

Inflow from investing activities increased by €10,881 million to €4,759 million, primarily driven by the disposals of Vodafone Spain and Vodafone Italy and the proceeds received from the disposal of 10% of Oak Holdings 1 GmBH (€1,336 million) and the disposal of 18% of Indus Towers Limited (€1,684 million). The Group disposed of Vodafone Spain to Zegona Communications plc (‘Zegona’) for total cash consideration of €4,069 million (subject to closing accounts adjustments), of which €3,669 million is included in this line, and Vodafone Italy to Swisscom AG (‘Swisscom’) for total cash consideration of €7,885 million (after closing accounts adjustments), of which €7,707 million is included in this line. The remaining €400 million and €178 million respectively relates to the future use of the Vodafone brand by Zegona and Swisscom, and to certain procurement services to be provided by the Group to Zegona and is included in Inflow from operating activities. This was offset by a higher outflow in relation to the purchase of investments.

Inflow/(outflow) from investing activities includes the purchase of property, plant and equipment. See the consolidated statement of cash flows on page 131 for more information for the year ended 31 March 2025 and the comparative year. The Group continues to invest to further expand 5G roll-out coverage and capacity.

Outflows from financing activities decreased by €577 million to €15,278 million, as lower net cash outflows in respect of borrowings, dividends and discontinued operations were partly offset by higher interest paid arising from the repayment of borrowings secured against Indian assets and higher payments in respect of the purchase of treasury shares.

Borrowings and cash position

	FY25 €m	Re-presented FY24 €m [1]	Reported change %
Non-current borrowings	(46,096)	(49,259)
Current borrowings	(7,047)	(7,728)
Borrowings	(53,143)	(56,987)
Cash and cash equivalents	11,001	6,183
Borrowings less cash and cash equivalents	(42,142)	(50,804)	17.0

Note:

1.

On 1 April 2024, the Group adopted amendments to IAS 1 ‘Presentation of Financial Statements’ which has impacted the classification of certain bonds between current borrowings and non-current borrowings. See note 1 ‘Basis of preparation’ in the consolidated financial statements for more information.

Borrowings principally includes bonds of €36,402 million (31 March 2024: €40,743 million), lease liabilities of €10,826 million (31 March 2024: €9,672 million), cash collateral liabilities of €2,357 million (31 March 2024: €2,628 million) and €nil (31 March 2024: €1,720 million) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €3,844 million was primarily driven by the repayment of the bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea assets of €1,794 million, repayment of bonds of €7,408 million and a net reduction in collateral liabilities of €271 million, partially offset by the issue of new bonds of €3,358 million, an increase in lease liabilities of €1,154 million and an increase in bank loans and other borrowings of €1,335 million.

Liquidity is reviewed daily on at least a 12-month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2025 amounted to cash €11.0 billion (2024: €6.2 billion) and undrawn committed facilities of €8.0 billion (2024: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.7 billion) and €4.1 billion and which mature in 2028 and 2030 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 61 years.

See note 21 ‘Borrowings’ and note 22 ‘Capital and financial risk management’ in the consolidated financial statements for more information on the funding position of the Group and note 28 ‘Commitments’ for disclosure of the minimum amounts the Group was committed to pay at 31 March 2025 and for the comparative period.

Prior year operating results

Our operating performance for the last financial year ended 31 March 2024 compared to the financial year ended 31 March 2023 can be found on pages 21 to 31 of our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on 14 June 2024.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	27

Our financial performance continued

Acquisitions and disposals

See note 27 ‘Acquisitions and disposals’ in the consolidated financial statements for details of acquisition and disposal transactions during the years ended 31 March 2025 and 2024.

Acquisitions and disposals in the year ended 31 March 2023 are summarised below.

Acquisitions

On 13 November 2022, the Group completed the purchase of 4.2% of Vantage Towers A.G. for cash consideration of €667 million.

Disposals

On 22 March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR, resulting in a net gain on disposal of €8,607 million.

On 21 February 2023, the Group completed the sale of its 70% shareholding in Vodafone Telecommunications Company Limited (‘Vodafone Ghana’) to Telecel Group, resulting in a net gain on disposal of €689 million.

On 31 January 2023, the Group completed the sale of Vodafone Magyarország Zrt (‘Vodafone Hungary’) to 4iG Public Limited Company and Corvinus Zrt, resulting in a loss on disposal of €69 million.

On 13 December 2022, the Group completed the transfer of its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited.

Share buybacks

In May 2024, the Group started a series of irrevocable and non-discretionary share buyback programmes, announced on 15 May 2024, 7 August 2024, 14 November 2024 and 4 February 2025, in order to return €2 billion of the proceeds from the sale of Vodafone Spain. The final tranche of that series of programmes completed on 19 May 2025.

A new share buyback programme of up to €2.0 billion of the proceeds from the sale of Vodafone Italy was announced on 20 May 2025.

Details of the shares purchased under these programmes are shown below.

Date of share purchase	Number of shares purchased[1,2] 000s	Average price paid per share inclusive of transaction costs Pence	Total number of shares purchased under publicly announced share buyback programmes[3,4,5,6] 000s	Total consideration of shares purchased under the programmes €000

May 2024	134,665	75.85	134,665	119,682

June 2024	267,498	71.44	402,163	345,402

July 2024	155,255	70.21	557,418	474,641

August 2024	331,325	74.05	888,743	760,541

September 2024	132,247	76.81	1,020,990	881,174

October 2024	85,489	73.46	1,106,479	956,336

November 2024	286,834	70.89	1,393,313	1,198,036

December 2024	272,687	69.46	1,666,000	1,426,808

January 2025	121,566	68.36	1,787,566	1,519,747

February 2025	341,289	67.90	2,128,855	1,798,163

March 2025	86,000	72.64	2,214,855	1,872,760

April 2025	74,663	69.90	2,289,518	1,933,891

May 2025 (to 27 May)	104,907	72.13	2,394,425	2,023,532

Total[5]	2,394,425	71.41	2,394,425	2,023,532

Notes:

1.	The nominal value of shares purchased is 20 21/22 pence each.
2.	Settlement date is two days after shares purchased.
3.	No shares were purchased outside the publicly announced share buyback programmes.
4.	In accordance with shareholder authority granted at the 2023 and 2024 Annual General Meetings.
5.

The total shares repurchased under each programme were: 591,127,316 shares completed on 6 August 2024: 592,618,008 shares completed on 13 November 2024: 603,820,024 shares completed on 22 January 2025 and 549,968,714 shares completed on 19 May 2025.

6.	The total number of shares repurchased represented 9.6% of our issued share capital, excluding Treasury shares, at 27 May 2025.

Section 219 SEC filings of interest

Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither Vodafone, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934.

Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. Approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €218,902.13 and €601,250.63, respectively, for the financial year ended 31 March 2025.

Vodafone has certain embassy and enterprise relationships with Iranian entities for which it also expects small future revenues. During the financial year ended 31 March 2025, Vodafone provided telecommunications services to three Iranian national embassies and consulates globally and two Iranian majority-government-owned or controlled entities in Germany. The approximate gross revenue attributable to these relationships during the financial year was €8,796.95.

During the financial year ended 31 March 2025, Vodafone Global Network Limited (VGN) continued to be a member of a consortium made up of the Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high-speed cable network from a landing point in Oman to Germany.

28	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our financial performance continued

Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2025 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise.

Vodafone, through one of its subsidiaries, also makes insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and to protect its brand globally. Payments are made by the Dr Laghaee Law Firm in Tehran to The Domain Registry at the Institute for Studies in Theoretical Physics Mathematics organisation, which is the domain name registry and therefore the ultimate beneficiary. The costs of the registration and renewal of the domain names for the financial year ended 31 March 2025, including the professional fees associated therewith, were approximately €2,464.88 paid via the law firm Al Tamimi & Company. Vodafone continues to maintain Iranian trademarks in Iran. No fees were due to the Iranian trademarks office during the financial year ended 31 March 2025.

Dividends

The Board is recommending total dividends per share of 4.5 eurocents for the year. This includes a final dividend of 2.25 eurocents compared to 4.5 eurocents in the prior year.

This year’s report contains the Strategic Report on pages 1 to 66, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Group Chief Executive and Group Chief Financial Officer.

/s/ Margherita Della Valle

Margherita Della Valle

Group Chief Executive

3 June 2025

/s/ Luka Mucic

Luka Mucic

Group Chief Financial Officer

3 June 2025

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	29

Our financial performance continued

This page is intentionally left blank

30	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Purpose, sustainability and responsible business

Everyone.Connected

We address Environmental, Social and Governance (‘ESG’) topics through our purpose strategy, with the goal of enabling an inclusive, sustainable and trusted digital society.

This year we continued to simplify, evolve and embed our purpose strategy across our business, with a focus on ‘Protecting the Planet’ and ‘Empowering People’ in a digital society. These pillars are underpinned by our commitment of ‘Maintaining Trust’ in everything we do.

ESG highlights[1]

76%	77.1m
4G population coverage (outdoor 1Mbps) in Africa	customers connected to our financial inclusion services

75%	100%
5G population coverage (outdoor 1Mbps) in Europe	network equipment e-waste reused, resold or sent for recycling

100%	84%
grid electricity purchased and used globally matched with renewable sources[2]	reduction in Scope 1 and 2 GHG emissions since 2020

Notes:

1.  Continuing operations only.

2.  Correct to zero decimal places. Less than 0.2% of electricity we use is not matched with renewable sources because credible renewable electricity purchasing mechanisms are currently unavailable in the locations where this electricity is used and these locations are not grid-connected to any markets where such mechanisms are available.

3.  We previously referred to this as ‘Carbon Enablement’.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	31

Our ESG governance structure

ESG is integral to Vodafone’s
operations, reinforced by our ESG
governance framework. We
continue to enhance this framework
to drive the effective delivery of our
ESG initiatives while meeting
evolving regulatory and reporting
requirements.

Our ESG strategy is overseen by the Board ESG
Committee, and implemented through the ESG
and Reputation Committee (‘ESGR’). Actions and
initiatives under our ESG strategy are assigned to
individual senior managers within a range of
relevant business functions across Vodafone’s
global business, such as our networks and
technology operations, commercial and enterprise
business units, procurement, external affairs and
property teams. Accountable delivery functions
report quarterly to the ESGR, including escalating
risks to the delivery of our strategy.

Read more about the ESG Committee on page 93
Read more about the ARC on pages 86 to 91
Read more about remuneration on pages 94 to 112

32	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our ESG disclosures

Vodafone to help stakeholders reports on a understand broad range our of sustainable ESG topics, business against a performance: number of frameworks, Vodafone Topic Annual Report Vodafone website ESG Strategy and Reporting page 33 vodafone.com/sustainable-business ESG Governance page 31 investors.vodafone.com/esg/governance Compliance Reporting pages 53 to 54 vodafone.com/sustainability-reports Climate-related risk report (TCFD) pages 61—66 investors.vodafone.com/tcfd ESG assurance table page 53 UK SECR page 53 ESG cautionary statement page 53 Non-financial sustainability statement page 54 Modern slavery statement vodafone.com/modern-slavery-statement Responsible minerals report vodafone.com/responsibleminerals Voluntary Reporting vodafone.com/sustainability-reports GRI investors.vodafone.com/esgaddendum
SASB investors.vodafone.com/sasb CDP vodafone.com/cdp UNGC CoP investors.vodafone.com/esgaddendum SDGs vodafone.com/sdgs Want to learn more? Find more content aligned to our performance on our investor site investors.vodafone.com Discover how the Vodafone Foundation is connecting for good vodafone.com/foundation See additional ESG content in our ESG Addendum and ESG Methodology investors.vodafone.com/esgaddendum investors.vodafone.com/esgmethodology Vodafone Topic Annual Report Vodafone website Protecting the Planet pages 34–38 vodafone.com/protecting-the-planet Climate change pages 34–36 vodafone.com/climate-change Network equipment e-waste and circularity pages 37–38 vodafone.com/promoting-network-circularity Device e-waste and circularity page 38 vodafone.com/promoting-device-circularity Enabling the clean industrial transition vodafone.com/enablement Nature and biodiversity vodafone.com/nature-and-biodiversity Empowering People pages 39–41 vodafone.com/empowering-people Network coverage and deployment pages 39–40 vodafone.com/network-coverage Smartphone and data accessibility page 40 vodafone.com/smartphone-accessibility Affordable tariffs page 40 vodafone.com/affordable-tarriffs Financial inclusion services pages 40–41 vodafone.com/financial-inclusion SME services page 41 vodafone.com/smes Public sector services page 41 vodafone.com/public-sector Promoting diversity and inclusion vodafone.com/diversity-and-inclusion Supporting vulnerable communities vodafone.com/supporting-communities Maintaining Trust pages 42–52 vodafone.com/maintaining-trust Code of Conduct page 42 vodafone.com/code-of -conduct Speak Up page 42–43 vodafone.com/speak-up Anti-bribery, corruption and fraud page 43 vodafone.com/anti-bribery Human rights pages 44–45 vodafone.com/human-rights Responsible supply chain page 45 vodafone.com/responsible-supply-chain Privacy pages 46–47 vodafone.com/privacy Cyber security pages 48–52 investors.vodafone.com/cyber Workplace equality pages 15–16 vodafone.com/workplace-equality Health and safety pages 17–18 vodafone.com/workplace-safety Mobiles, masts and health vodafone.com/emf Tax and economic contribution vodafone.com/tax

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	33

Our approach to ESG strategy and reporting

ESG practices are embedded into Vodafone’s business from our purpose framework to our well-established sustainability strategies and practices.

We have been on a transformation journey in recent years to strengthen our approach to ESG, driving alignment with commercial strategies and developing strong governance at the most senior level. This approach is designed to support our future reporting under the Corporate Sustainability Reporting Directive (‘CSRD’), the European Directive which will require us to disclose the material environmental and societal impact of our business activities.

Materiality assessment

We have conducted an extensive and in-depth materiality assessment based on the requirements of CSRD in force as at the date of this report. We are continuing to review our processes and intend to publish the results in our future reporting. The materiality assessment was conducted at Group level to align with the highest reporting entity, incorporating deep dives into our operating companies to ensure a comprehensive view across our Group. Multiple internal and external stakeholder groups were engaged for input which were scored using pre-defined criteria to determine the key material topics for Vodafone. The work completed to date has identified various material topics spanning ESG matters, which are summarised in ’Our material topics’ table to the right. Details on topics that are strategically important to our business but have not been deemed material by the double materiality process to date have been removed from this report; supplementary information on these topics is signposted on page 32.

Accountability for each material topic is
embedded throughout our business. Each
material topic is sponsored by a member of
the Executive Committee (‘ExCo’), who is
ultimately accountable for its development;
their responsibilities include overseeing the
material topic’s progress and delivery against
future commitments. The Board receives
regular updates on progress across our
material topics through our ESG Governance
structure.

Our materiality assessment process
Read more about our ESG governance structure on page 31

Responsibility to develop and implement a
strategy to manage each material topic is
assigned to a senior leader within the ExCo
sponsor’s business function. The senior
leader works with relevant teams and subject
matter experts on the material topic, cross-
functionally if required, to deliver activities in
line with the strategy agreed by ExCo.
Delivery teams are supported by our reporting
function, who take a compliance lens to their
undertakings. An update on our programmes
in each of these areas is available in this
report.

34	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Protecting the Planet

100%
grid electricity purchased and used globally matched with renewable sources[1]
84%
reduction in Scope 1 and 2 GHG emissions since 2020

Notes:

1.

Correct to zero decimal places. Less than 0.2% of electricity we use is not matched with renewable sources because credible renewable electricity purchasing mechanisms are currently unavailable in the locations where this electricity is used and these locations are not grid-connected to any markets where such mechanisms are available.

2.	World Bank and ITU, 2024.

Climate change

The telecommunications sector is estimated to contribute between 1.8% and 2.8% of global greenhouse gas (‘GHG’) emissions2. At Vodafone, we are committed to minimising the impact that activities within our business and across our value chain have on the environment. Reducing the GHG emissions from activities in our value chain is a key part of Vodafone’s purpose strategy and our commitments to help protect the planet.

Scope 1 and 2 GHG emissions

Vodafone’s Scope 1 and 2 GHG emissions come directly from continuing operations under our operational control and indirectly from the energy we purchase and use in those operations. These emissions contribute towards climate change. The largest driver of our operational emissions is the burning of fossil fuels to generate the energy needed to run our networks.

Our climate transition plan outlines the actions we aim to take during the period FY25 to FY27 to reduce emissions in line with our climate targets and to build climate resilience into our business.

This year, we continued to reduce GHG emissions from our operations and the energy we purchased and used in those operations, with a continued focus on driving energy efficiency across our mobile and fixed-line networks, phasing out the use of fossil fuels and increasing renewable sources of energy for both our stationary equipment and vehicle fleet.

Key actions undertaken to improve energy efficiency included the deployment of the latest generation radio hardware, the activation of smart power-saving features, the use of artificial intelligence in energy management, the introduction of flexible storage, and incentives to move towards smart metering in our operating companies. We are also working with partners to drive innovation in this space with a particular focus on energy flexibility solutions that can help us balance fluctuating energy demand and supply.

To progress the phase-out of fossil fuels in our operations, this year we installed microturbine technology in Romania and progressed a proof-of-concept trial of a metal hydride hydrogen energy storage system in South Africa. These trials seek to develop solutions that will help us transition towards low or zero-carbon alternative fuels, such as hydrogen, in the future. We also commenced studies to assess the feasibility of using biofuel-diesel blends to power off-grid network assets in Egypt and have begun deploying hydrotreated vegetable oil (‘HVO’) biofuel to power parts of our network in the UK. Biofuels offer a renewable fuel that can be used to reduce our diesel consumption and associated emissions as we transition away from diesel.

To improve energy storage and flexibility at our sites, we identified sodium-ion batteries as a potentially suitable and cost-effective technology. This year, we commenced trials of sodium-ion batteries at two European sites and in South Africa. Following positive preliminary results, we are looking to extend the trial to involve suppliers that are bringing new commercial products to this market.

We continued to electrify our fleet by introducing a new policy to transition to battery Electric Vehicles (‘EVs’) for company cars in Germany and centralise the management of our European vehicle fleet.

This year, we are proud to have matched 100% of the grid electricity purchased1 and used in our global operations with electricity added to the grid from renewable sources. We have achieved this through increasing use of power purchase agreements (‘PPAs’) and purchasing renewable energy certificates (‘RECs’) in markets where they are available.

Our approach to reducing our Scope 1 and 2 emissions comprises six priority areas of action:

1.  Energy efficiency: We improve energy efficiency and optimise energy use across our infrastructure assets and estate by modernising our networks, reducing electricity consumption, making improvements in network configuration, consolidating parts of our fixed network and data centre estate, and implementing ISO 50001 certified energy management systems across our markets.

2.  Alternative fuels: We connect our base stations to the electricity grid where economically feasible, so that we can rely less on power generators. We develop proof of concepts and conduct research to find alternative low- or zero-carbon sources of power to help find cleaner energy solutions.

3.  On-site renewables: We increase the number of sites across our mobile access and fixed line networks and property estate with on-site renewable electricity generation and power storage where technically and economically feasible.

4.  Fluorinated gas (‘F-gas’) strategy: We seek to reduce the accidental release of F-gases by improving the maintenance and operation of our cooling and fire suppression systems. We are also transitioning to lower global warming potential (‘GWP’) gases where possible.

5.  EV fleet: We increase the use of EVs powered by electricity from renewable sources in our fleet in Europe through fleet electrification, installation of EV infrastructure and employee engagement to increase EV adoption.

6.  Renewable electricity purchasing: We aim to match the grid electricity we use with RECs, including through PPAs. In markets where RECs are not yet available, we seek to innovate and establish new ways of purchasing renewable grid electricity.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	35

Protecting the Planet continued

We have successfully engaged with governments and utility providers to establish innovative agreements and market mechanisms, such as our virtual wheeling trial in South Africa and our renewable electricity agreement in Egypt. These agreements are supporting the development of nascent renewable electricity markets in Africa.

In some markets (namely Mozambique, Lesotho, Tanzania, Romania and Albania), RECs or similar energy attribute tracking systems are not available for corporate buyers. This continues to limit the ability of corporates to signal market demand for renewable electricity. In the markets where we face such constraints, we support renewable purchasing in nearby grid-connected countries to support the energy transition in the wider region.

There is one location (North Cyprus) where we operate where it is not feasible to match our electricity use with renewable sources, because there is no energy attribute tracking system in place and no grid connection to a market where such a mechanism exists. This location constitutes less than 0.2% of our global grid electricity use.

Reducing the emissions from our own operations (Scope 1 and 2 GHG emissions) by at least 90% globally by 2030, in line with the pathway required to limit global warming to 1.5°C by 2100, is part of Vodafone’s near-term target, which has been validated by the Science Based Targets initiative (‘SBTi’).

To support this ambition, we have set two pathways towards net zero operations, specific to the regions where we operate. In Europe, we aim for net zero emissions from our operations no later than 2028. In Africa, we aim for net zero emissions from our operations no later than 2035. These goals include a minimum 90% emissions reduction, with any remaining emissions neutralised through carbon offsetting in line with the Integrity Council for the Voluntary Carbon Market’s Core Carbon Principles from the net zero target year.

Where local market conditions and capabilities allow, we will endeavour to stretch our ambition to reach net zero ahead of our regional targets. For example, Vodafone Germany is striving to achieve net zero operations by the end of 2025, three years ahead of our 2028 European regional target. In addition, we set targets related to our transition towards renewable energy to support our net zero ambitions. These regional targets are underpinned by action plans to support our transition towards renewable energy. For example, by aiming to electrify our fleet of company vehicles in Europe through phasing out internal combustion engine vehicles by the end of 2028.

This year we’ve introduced new metrics to measure our progress against our climate transition plan, including the amount of energy procured through PPAs and the percentage of EVs in our fleet.

Scope 3 GHG emissions

Vodafone’s Scope 3 GHG emissions are an indirect result of the Company’s activities or business model. Our Scope 3 GHG emissions originate from the production of goods and services that we buy (upstream GHG emissions, Scope 3 categories 1–8), the use of our products or services by our customers (downstream GHG emissions, Scope 3 categories 9–13) and the activities that we finance through our investments (Scope 3 category 15). Although these activities are not within Vodafone’s direct operational control, we recognise that they are essential to our business model and that we can play a role (as a customer, supplier and/or investor) to influence our value chain partners to reduce their GHG emissions.

Our climate transition plan outlines actions we are taking during the period FY25 to FY27 to reduce our GHG emissions (including Scope 3 GHG emissions) in line with our net zero pathway and build resilience into our business in response to climate change.

Our approach to Scope 3 emission reduction comprises seven priority areas of action:

1.  Carbon data analytics: We seek to improve the availability, accessibility and consistency of our Scope 3 data through industry collaboration and the development of internal organisational processes and systems capability.

2.  Key supplier engagement: We aim to engage with our key suppliers to align their climate ambitions with ours and accelerate the implementation of their decarbonisation plans. We also seek to consider supplier climate ambitions, plans and performance during the procurement and supplier selection process.

3.  Investment company engagement: We seek to support the companies we invest in to develop, implement and, if possible, accelerate the decarbonisation of their networks and operations.

4.  Longer lifetime devices: We establish services that extend the lifecycle of devices, such as repair, insurance and trade-in.

5.  Lower-carbon devices: We aim to make lower-carbon, more circular choices more widely available and attractive to consumers.

6.  Device manufacturer engagement: We engage with original equipment manufacturers through industry forums and seek to align with them on climate ambitions and plans.

7.  Raising consumer awareness: We communicate with our customers to encourage them to choose lower-carbon and more energy efficient devices, and to use them in ways that reduce emissions during the use phase.

Achieving our 2030 target to halve emissions from our full value chain has dependencies. These include improving data sharing with our suppliers and across industry.

Click to read more at: vodafone.com/ctp

In the current climate transition planning period (FY25 to FY27), our focus is on laying the essential foundations for future Scope 3 emission reduction by engaging in cross-industry collaboration, aligning objectives with our value chain partners, and establishing robust data to support management decision-making.

Currently, one of the key drivers of year-to-year trends in our Scope 3 emissions is improvements in the quality of data inputs, emission factors and/ or calculation methods. We continue to invest in improving the quality, accessibility and availability of carbon footprint data to enable better measurement and reduction of Scope 3 emissions across our industry.

In parallel, we are engaging with strategic stakeholders to encourage GHG emission reductions in our value chain. This year, we actively engaged with our key suppliers to accelerate action to decarbonise the telecommunications value chain through industry initiatives such as the Joint Alliance for Corporate Social Responsibility (‘JAC for CSR’), an association aiming to develop CSR practices across the industry. We also developed guidelines for device manufacturers on designing more sustainable products through the Eco Rating consortium, an initiative to evaluate the environmental impact of mobile phones and communicate this to consumers at the point of sale.

Furthermore, we continue to introduce sustainable procurement practices for specific product categories. This year, we conducted a large-scale procurement tender for network equipment, which included consideration of suppliers’ climate performance. We also introduced new global guidelines for media buying, which led to a 34% reduction in the carbon footprint of our global media and advertising activities.

36	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Protecting the Planet continued

Our performance1,2

	Unit	2025	2024
Total Scope 1, Scope 2 and Scope 3 GHG emissions (market-based method) from continuing operations	Million tonnes CO2e	6.88	7.86
Total Scope 1 and Scope 2 GHG emissions (market-based method) from continuing operations	Million tonnes CO2e	0.27	0.69
of which: Europe Scope 1 and Scope 2 GHG emissions (market-based method)[3]	Million tonnes CO2e	0.04	0.04
of which: Africa Scope 1 and Scope 2 GHG emissions (market-based method)[4]	Million tonnes CO2e	0.20	0.62
of which: Other Scope 1 and Scope 2 GHG emissions (market-based method)[5]	Million tonnes CO2e	0.03	0.03
Scope 1 GHG emissions from continuing operations	Million tonnes CO2e	0.26	0.26
Scope 2 GHG emissions (market-based method) from continuing operations	Million tonnes CO2e	0.01	0.43
Scope 3 GHG emissions from continuing operations[6]	Million tonnes CO2e	6.61	7.17
Total Scope 1, Scope 2 and Scope 3 GHG emissions (market-based method) from discontinued operations[6]	Million tonnes CO2e	0.49	0.51
Total Scope 1 and Scope 2 GHG emissions (market-based method) from discontinued operations	Million tonnes CO2e	0.01	0.00
Scope 1 GHG emissions from discontinued operations	Million tonnes CO2e	0.01	0.00
Scope 2 GHG emissions (market-based method) from discontinued operations	Million tonnes CO2e	0.00	0.00
Scope 3 GHG emissions from discontinued operations[6]	Million tonnes CO2e	0.48	0.51
Total Scope 1 and Scope 2 GHG emissions (location-based method)	Million tonnes CO2e	2.34	2.27
from continuing operations	Million tonnes CO2e	2.17	2.02
from discontinued operations	Million tonnes CO2e	0.17	0.25
Renewable electricity from continuing operations
Percentage of purchased grid electricity used and matched with renewable sources from continuing operations[7]	%	100	84
Vodafone total energy use from continuing operations	Gigawatt hours	5,453	5,271

Notes:

1.

Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions are calculated in line with the GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our FY25 ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

2.	Information relating to prior years has been re-baselined to reflect the disposal of Vodafone Spain on 31 May 2024. See our ESG Addendum Methodology for more information on portfolio changes.
3.	Includes operating companies in Albania, Czech Republic, Germany, Greece, Ireland, Portugal and the UK.
4.	Includes operating companies in Vodacom.
5.	Includes our operating company in Türkiye and our shared operations.
6.

All information for comparative periods have been restated to reflect changes to our methodology for calculating Scope 3 GHG emissions. See our ESG Addendum Methodology (investors.vodafone.com/ esgmethodology) for more information on our approach to calculating Scope 3 GHG emissions.

7.	Correct to zero decimal places.

Additionally, we are continuing to reduce our downstream GHG emissions through our efforts to drive awareness among consumers and enterprise customers of the environmental impact of product use. This year, Vodafone Business launched a carbon calculator in the UK to provide business customers with data on the GHG emissions impact of our key products and services. We continue to offer our own branded energy-efficient products to customers, such as Vodafone’s TV 3 (Giga TV Home) and TV PLAY (GigaTV Home Sound) Set Top Boxes, which this year were the first products worldwide to obtain the Green Product Mark by TÜV Rheinland.

Another important area for reducing our value chain emissions relates to the business operations of companies we invest in. This is highly dependent on the energy transition in the countries where these companies operate, which in turn is dependent on government policy. We acknowledge that we have limited influence over such external factors. Nevertheless, we have continued to focus our effort on engaging our value chain partners through knowledge-sharing interactions and advocating for the clean energy transition globally.

Vodafone’s long-term SBTi-validated science-based target is to achieve net zero emissions across our full value chain globally by 2040. This includes the absolute reduction of our Scope 1, 2 and 3 emissions by at least 90% by 2040. To support this ambition, we have set a target to halve the emissions from our full value chain by 2030.

In FY25, we implemented a major change in methodology for calculating our Scope 3 emissions, moving to a new software platform. This has led to an improvement in data quality, enabled by greater granularity of the region-specific emission factors underlying the calculation of spend-based emissions categories (particularly categories 1 and 2, which relate to goods and services that we purchase). We have restated prior years’ Scope 3 emissions results in line with this methodology.

In FY25, our Scope 3 GHG emissions decreased by 8% to 6.61 million tCO2e (tonnes of carbon dioxide equivalent), compared to the previous year. This is an 8% decrease, compared to our FY20 baseline year, primarily driven by a reduction of equity stake in our investments. Our total Scope 3 emissions fluctuate with the level of our equity investment in other companies, particularly those in regions where the energy transition remains challenging, such as in India. With 23% of our Scope 3 emissions attributable to investments (category 15), our total Scope 3 emissions performance remains sensitive to changes in the equity stake in these companies. This fluctuation was the main driver of emission reduction in FY25 compared to our baseline.

Other Scope 3 category emissions increased by 10%, compared to the previous year. This is a 6% decrease, compared to our FY20 baseline year. This increase was driven by purchasing more devices to sell to customers, with a higher proportion of sales coming from carbon-intensive devices like smartphones instead of feature phones. Our total procurement spend also increased this year, partly due to a higher volume of goods and services purchased, and partly influenced by factors like the price of goods, inflation, and exchange rates.

Over the coming years, we intend to track and report our progress in addressing the external dependencies for our Scope 3 emissions performance to monitor the continuing risk to our 2030 target.

The calculation of our annual Scope 3 emissions (and its comparison to FY20 base year) remains sensitive to changes in modeling methodologies, which we seek to continuously improve as better data becomes available. The accuracy and completeness of the underlying data used to calculate the emissions has improved since FY24, leading to increased reports of emissions in some Scope 3 categories.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	37

Protecting the Planet continued

Waste and circularity

The UN estimates that as much as 50 million tonnes of electrical waste (‘e-waste’) is produced globally each year, with only 20% being formally recycled. Vodafone has a goal to minimise the generation of e-waste from our business operations and from the devices we sell by implementing our waste and circularity strategy, a key part of our purpose strategy. Our waste and circularity strategy focuses on two areas of e-waste: the network equipment used to run our fixed and mobile access networks and the electronic devices that we provide or sell to customers.

Network equipment e-waste and circularity

At Vodafone, we maintain and enhance our network to provide connectivity. Improper disposal of our network equipment can contribute to environmental pollution.

In FY25, we conducted a major capital expenditure project to procure the next generation of radio equipment for our network. Our tender specification and supplier evaluation processes included specific ESG criteria that improve energy efficiency over the five-year lifecycle and ensure effective end of life management. Integrating circularity into our procurement practices helps us move towards a future network that generates less equipment e-waste.

For the equipment that is already part of our existing network, the most significant driver of preventing e-waste is the reuse of network equipment within our operating companies. This year, we continued to use our asset management systems and processes to redeploy decommissioned equipment to other parts of our network, where feasible. Reusing equipment helps reduce e-waste and generates cost savings. In addition, we continue to operate our asset marketplace. This is a platform that enables used network equipment from one of our operating companies to be reused by another; or resold to resellers, ultimately for reuse by third-parties.

Our network equipment circularity strategy comprises three priority areas of action:

1.  Sustainable procurement: We seek to engage with suppliers who share our ambition of building a more circular economy for network equipment. We plan to increasingly source equipment with circular design features when replacing or upgrading our network infrastructure.

2.  Network planning, operations and asset management: Where possible, we reuse or resell network equipment that we have decommissioned from our network. We seek to manage our network assets smartly and minimise the requirement to buy new equipment, by extending the useful economic life of each asset and optimising opportunities for its reuse.

3.  End-of-life management: Where reuse or resale of decommissioned network equipment is not possible, we seek to responsibly recycle it. We have established operational processes to avoid network e-waste being sent direct to landfill or incineration without first being sent for recycling. We seek to partner with recyclers that maximise the recovery of materials from e-waste, so that more of the valuable materials within used network equipment are recovered as part of a more circular economy.

In FY25, we supported the Global System for Mobile Communications Association (‘GSMA’) in scaling this solution into an industry-wide cloud-based platform that provides a global view of assets and equipment.

This year, we are proud to announce that we have achieved our 2025 target to reuse, resell or send for recycling 100% of our decommissioned network equipment. To date, we focused our efforts on ensuring that non-hazardous e-waste is reused, resold or sent for recycling by third-party waste management partners. Even where our network equipment e-waste is sent to our third-party waste management partners for recycling, we understand that not all materials are recovered during the recycling process. Therefore, although we have reached an important milestone, we recognise that there is more work to do to build a fully circular system for network equipment. We also recognise that further work is needed to improve circularity for hazardous e-waste, which requires specialist waste management processes and has not been included in our targets to date. Our next step is to consider the role we play in this transition, working with others across the e-waste management system, which will inform how we set our future targets.

To meet our target to reuse, resell or send for recycling 100% of our network equipment e-waste by 2025, we scrutinised our network e-waste data to identify instances where equipment was not being reused, resold or sent for recycling. Our investigations led to improvements in operational and data reporting processes, enabling us to achieve our target. However, they also provided further insights into some of the barriers we continue to face when reusing and recycling electronic and electrical equipment. For example, the complexities of waste transfer regulations constrain the extent to which we can scale up global reuse of network equipment via our asset marketplace. Similarly, in some countries where we operate, limited capabilities in e-waste recycling at a national and industry level continue to constrain the ultimate rate of material recovery from e-waste recycling. This year, we actively engaged with some of our strategic suppliers to improve data insights into their e-waste management processes and deepen our understanding of how network equipment e-waste is managed after it leaves our own operations. These insights will shape the next stage of our journey as we strive to influence action beyond our own operations, working with others in the electronics value chain, towards a more circular system for network equipment.

This year, we generated an estimated 6,679 metric tonnes of e-waste from network equipment or components needed to operate our network (including hazardous e-waste) (FY24: 6,205 metric tonnes), of which 3,258 metric tonnes was non-hazardous e-waste. Of the non-hazardous e-waste, 100 % from our network operations was reused (via resale between our markets or via resale to external third-parties) or sent to an authorised third-party waste management partners for recycling.

FY25 network e-waste equipment

management (excluding hazardous e-waste)1

	2025	2024
Reused[2]	4%	2%
Recycled[3]	96%	94%
Disposed[4]	0%	4%
Total network equipment e-waste (metric tonnes)	3,258	3,831

Notes:

1.	Excludes our discontinued operations in Italy.
2.	Includes network equipment resold between markets where we operate, or to external third parties, for reuse for the same purpose.
3.	Includes network equipment sent to third-party waste management partners for recycling (rather than landfill or incineration).
4.	Disposed network equipment e-waste includes used network equipment that is disposed to landfill or incineration.

Device e-waste and circularity

Vodafone retails mobile devices and Customer Premise Equipment (‘CPE’) devices to consumers and enterprise customers. The production of these electronic devices requires the extraction and use of natural resources, such as tin, tungsten, tantalum and gold. Improper disposal of these devices can contribute to environmental pollution.

Vodafone’s circularity strategy aims to minimise electronic waste generated from the mobile devices (including mobile handsets, electrical mobile accessories, IoT devices and other mobile devices) and CPE devices (routers, TVs, set-top boxes) that Vodafone sells, and promote a circular economy model for our customers. When devices reach the end-of-life, our aim is for them to be

38	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Protecting the Planet continued

responsibly recycled instead of being sent to landfill or incineration. Propositions that help our customers improve circularity can also offer a potential commercial opportunity by contributing to customer retention and revenue generation.

This strategy is also supported by engagement with suppliers, consumers and enterprise customers to raise awareness of the environmental impacts of electronic waste, and encourage responsible management of mobile and/or CPE devices.

We are committed to helping more of our customers bring their used electronic devices back to us. We do so by providing channels and attractive propositions for product take-back and raising awareness to encourage greater participation.

This year, we continued our efforts to enable our customers to keep their devices in use for longer by offering services that extend the lifecycle of devices, such as repair, insurance and trade-in. We are developing propositions to give more used devices a chance at a second life through re-use, repair, refurbishment, and resale where it is commercially viable. We have already started to offer these propositions in our markets, embedding them in our commercial strategy growth ambitions. Our second life proposition is available in six markets, trade-in is available in eight markets, and device care insurance is available in eight markets.

We also continued to raise awareness of our circularity commitments among our customers. This year, we scaled our global consumer campaign with the World Wildlife Fund (‘WWF’) in markets offering trade-in, donation and recycling programmes for mobile phones, to encourage consumers to return their mobile phones and adopt more circular behaviours. We also raised awareness among enterprise customers through our active engagement in Greentech Festival in Berlin, London and Singapore.

Our approach to device circularity comprises six priority areas of action:

1.  Trade-in: We encourage consumers to extend the lifetime of their mobile device by trading it in to be refurbished and resold.

2.  Refurbished devices: We encourage and enable consumers and enterprise customers to purchase second-hand mobile and CPE devices.

3.  Device care: We encourage customers to repair their devices instead of replacing them when faced with damage or technical issues through our after-sales services and our Vodafone Insurance programme.

4.  Long-term financing: We offer financing options for customers, which encourage them to keep their mobile devices for longer, thus helping to extend the device lifecycle.

5.  Sustainability by design: We aim to integrate environmental criteria into the product design and development process for our own CPE and TV set-top box devices.

6.  Waste management: We encourage customers to return end-of-life mobile and CPE devices, so that they can be responsibly recycled.

Additionally, Vodafone Business ran multiple spotlights to encourage enterprise customers to procure handsets, tablets and laptops through the Device Lifecycle Management (‘DLM’) programme, our device as a service option. DLM ensures the redeployment, refurbishment or recycling of devices at the end of contracts, leading to emissions savings of up to approximately 44 kgCO2e per phone and 82 kgCO2e per tablet by extending devices’ lifetime and avoiding the production of new devices. Furthermore, for each leased device, an equivalent number of scrap devices destined for landfill in Africa are collected and sent for recycling, ensuring minerals go back into the value chain and e-waste is reduced.

We collaborated with others across our value chain and wider ecosystem to build a more circular economy. This year, we actively engaged in several industry-wide initiatives to accelerate the industry’s transformation towards circularity; we contributed to a circularity working group hosted by the GSMA Climate Change Taskforce, helping to develop industry thought leadership on the business case for circularity.

We also continued our active involvement in the EcoRating consortium and assessed the environmental characteristics and performance of 43 new device models this year.

We aim to collect 1 million used mobile phone devices for reuse, recycling or donation. This target relates to our campaign to collect ‘1 million phones for the Planet’, which was launched in November 2022 in partnership with the WWF. Since the start of the campaign, we have collected an estimated 700,000 used phones for refurbishment and reuse, recycling or donation to social causes.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	39

Empowering People

76%
4G population coverage
(outdoor 1Mbps) in Africa

75%
5G population coverage
(outdoor 1Mbps) in Europe[2]

Notes:

1.	ITU, 2024.
2.	Continuing operations only.
3.	GSMA, 2024.
4.	ITU, 2024.
5.	Statista, 2024.
6.	Cumulative figure from 31 March 2022 to 31 March 2025.

Digital inclusion

Getting online is a part of everyday life. It is key to unlocking the opportunities of the digital world. Globally, 3 billion people use mobile connectivity to access financial services, alleviating poverty and fostering economic prosperity. There are 2.4 billion people accessing educational content, with 2.3 billion people using mobile to access vital healthcare services and resources3.

Our strategy focuses on three key aims: closing the digital divide by increasing mobile broadband coverage and improving access to devices and data, empowering customers through the digitalisation of key services, and supporting vulnerable communities through the Vodafone Foundation.

Click to read more at: vodafone.com/foundation

Reducing the coverage gap

Whilst 83% of people living in towns and cities are using the internet, just 48% of those in rural areas do so4. The gap is even more pronounced between Europe and Africa: 86% of Europeans living in rural areas are online, whereas in remote and rural Africa, just 23% have internet access5. We recognise the importance of expanding our mobile broadband networks into rural regions. We continue to invest in technology to expand networks and address challenges that limit access to remote areas, where difficult terrain and dispersed populations often make network deployment challenging for a single mobile network operator.

The use of network sharing is one strategy considered to extend 4G and 5G coverage. An example of this is the Shared Rural Network in UK, a collaboration between the industry and government, with the aim to provide 4G coverage to 95% of the UK land mass by 2025–26, benefiting an additional 280,000 premises and

16,000km of roads. By November 2024, all four UK mobile network operators had met their June 2024 targets, and the goal of covering 95% of the UK was achieved a year ahead of schedule. In Germany, where Vodafone already covers more than 99% of the population with 4G, Vodafone has 4G active sharing agreements with Telefonica and Deutsche Telekom to remove rural ‘grey spots’, areas where only one provider offers mobile network access. To further enhance mobile coverage, the German regulator has imposed coverage obligations to the Mobile Network Operators (‘MNOs’) to address so called ‘white spots’, i.e. rural areas with no mobile coverage, by establishing passive sharing agreements. Another coverage obligation is set to cover railways and streets, where technical realisation is shared jointly among the MNOs. Finally, in Romania, Vodafone and Orange have a sharing agreement to increase 4G coverage, including ‘white spot’ areas. Furthermore, in Romania, Vodafone and Orange are piloting a common Open RAN network (shared RAN) in certain rural areas.

This year we have increased 5G network coverage in Europe, to cover 75% of the population and 4G coverage in Africa, to an additional 2% (see FY25 network deployment table on page 40).

We continue to expand our Gigabit fixed broadband coverage for the benefit of our customers and our ambition also aligns with the European Commission’s 1Gbps target for 2030. We are achieving this expanded Gigabit coverage via three approaches: enhancements to our own Fibre to the Home (‘FTTH’) and cable networks, working with our Joint Venture (‘JV’) partners such as OXG in Germany, SIRO in Ireland and Fiber2All in Greece, and new FTTH wholesale partnerships, such as with Deutsche Glasfaser and Deutsche Telekom in Germany.

In March 2022, we joined the UN Partner2Connect digital coalition and pledged to bring 4G to an additional 70 million people in sub-Saharan Africa. This targeted intervention includes four of the least developed countries – Mozambique, Tanzania, Lesotho, and the Democratic Republic of the Congo (‘DRC’), and will help to close a particular gap in internet usage between urban and rural communities. Since March 2022, we have added 4G technology to 3,930 sites across these countries, providing 4G access to millions more people in Africa6.

Closing the coverage gap requires bold, innovative solutions beyond increasing terrestrial networks. One key opportunity lies in the convergence of the satellite and mobile industries. By deploying Low Earth Orbit (‘LEO’) satellites, we can deliver high-speed, low-latency broadband to both unserved and underserved communities, unlocking access to education, healthcare and economic opportunities. In January 2025, we completed the world’s first space video call using normal 4G/5G smartphones and satellites. Adoption of this will allow multiple users in areas of no mobile coverage to make and receive video calls, access the internet and use online messaging services. It is the only satellite technology of its kind built to offer a full mobile broadband experience and paves the way for universal digital connectivity and the closure of mobile coverage gaps.

40	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Empowering People continued

FY25 network deployment

	Sites deployed (000s)	Population coverage (%)
4G (outdoor 1Mbps)
Africa	35,753	76
Türkiye	28,015	97
5G (outdoor 1Mbps)
Europe[1]	41,050	75

Note:

1.	Continuing operations only.

Smartphone access in Africa

Once people live within range of mobile broadband networks, there are still several barriers preventing the universal use of mobile internet, including lack of awareness, low literacy and digital skills and device affordability. Smartphone ownership is lowest in emerging markets. Approximately 62% of Vodacom’s customers have access to a smartphone. Given that smartphones are increasingly the main gateway to digital services, and that entry-level smartphones in sub-Saharan Africa cost 99% of the average monthly income for the poorest 20%2, we recognise the urgent need to make smartphones more accessible.

Our goal is to increase smartphone penetration in our African markets. By making smartphones more accessible, we can help customers move to mobile internet services that can support their education, access to employment and financial inclusion whilst driving the growth of our 4G customer segment.

Notes:

2.	GSMA, 2024.
3.	ITU, 2024.
4.	Eurostat, 2023.
5.	World Bank, 2021.

To address this, our strategy is to increase smartphone penetration through three key actions:

1. Low-cost sourcing: We offer entry-level 4G devices to seek to address the affordability challenge. This year, we introduced a new cloud-based phone in South Africa which comes with popular applications such as YouTube, TikTok and Facebook as standard, all accessed via cloud, and retails at R249 (US$13.93).

2. Device financing: We have a range of device finance schemes enabling customers to purchase a smartphone with a one-off deposit, completing their purchase through affordable daily, weekly or monthly payments. One example of a device financing scheme is Easy2Own in South Africa.

3. Local assembly: By assembling smartphones within countries in Africa, import duties can be reduced. These import duties often make up a significant proportion of the device cost. An example of where Vodafone has invested in device assembly is the EADAK plant in Kenya.

Data democratisation in Africa

For many of our poorest customers, the cost of data is a barrier to accessing the internet. This is apparent in Africa which has the least affordable data compared with income3.

We are focused on reducing data costs to better support our customers. Once a consumer is empowered with a smartphone, we have two key initiatives to make data affordable and offer value for money propositions based on consumer usage and spend. Our strategy centres around expanding two programmes – ConnectU and Just4U – into all Vodacom markets. ConnectU, already live in South Africa, DRC and Mozambique, provides free to use access to basic internet and essential services and resources including education, health services, jobs boards, and social networks aimed towards those less able to afford data. Just4U propositions are product recommendations that are personalised at a customer level. These are further structured at a geography level (i.e. Just4U Towns). Through Just4U Towns (part of Just4U), we use census data to identify towns with low-to middle-income populations, offering customised voice and data packages based on consumer behaviours and preferences to help to lower their costs. We offer these solutions in line with local price floor regulations designed to balance consumer interest with the sustainability and health of the sector.

Affordable mobile tariffs in Europe

Affordability is also a challenge in Europe, where the cost-of-living crisis and soaring energy prices have placed a significant strain on households. As of 2022, about 10% of the EU population lacked regular internet access, hindering their ability to work remotely, pursue online education and access essential services4.

Our aim is to address digital inequality by connecting all segments of society, including those on a low-income. To achieve this, we have developed a minimum standard for affordable data access (based on a minimum of 6GB per month), priced at less than 2% of the average income of the bottom 40% of the population in each market. This standard is aligned with data from the World Bank and the UN ITU’s Aspirational Targets. As at the end of March 2025, five of our eight European markets had an affordable tariff in place, which are available for our customers online.

Our affordable tariffs policy provides guidance to markets to ensure a consistent approach across our European footprint so that our mobile customers can remain connected to the internet. To achieve this, all European markets should offer either an affordable mobile tariff or a mobile social tariff specifically targeted to those facing financial hardship. This policy supports our ambition for an affordable tariff to be offered in every European market. The Group commercial management team and sustainable business team review the affordable tariffs policy at least annually to ensure they continue to meet the needs of customers. Our target is to have affordable tariffs in place across the majority of our other European markets by the end of FY26.

Financial inclusion in Africa

Globally, 1.4 billion adults do not have a bank account, but among them, an estimated 1.1 billion have a mobile phone5. Financial inclusion is the extension of financial services to underserved populations, ensuring accessibility and affordability. Financial inclusion is essential to support the reduction of extreme poverty and delivers significant social benefits and economic opportunities, with digital technology playing a key role in providing access to safe, secure financial services.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	41

Empowering People continued

In our African markets, our financial inclusion solutions create opportunities for individuals, collectives, and enterprises to actively participate in the economy through access to financial products and services, available via multiple channels. Services include money transfers, bill payments, and e-commerce, amongst others. In partnership with licensed financial institutions, customers can also access savings, investments, lending, and insurance.

We have built an extensive and diverse financial services business, developing products that cut across consumer segments and geographies and unlock strategic opportunities with our key partners. Our financial services diversify and enhance the Group’s growth and returns profile. We differentiate the Group by leveraging global technology partnerships and our centres of excellence to deliver attractive returns for our shareholders while creating exciting propositions for our customers.

Our financial inclusion strategy draws on a dual-sided ecosystem, bringing consumers and merchants together, allowing our merchants to expand their addressable markets while creating an appealing ecosystem for our customers. In 2025, we have 1.2 million merchants with whom our customers can transact.

Consumers and merchants are provided with personalised propositions driven by Big Data insights. Our super-apps – VodaPay, Vodafone Cash and M-Pesa – combine our strengths in financial, digital and telecommunications services, and integrate different products and services from our partners.

Notes:

1.	GSMA, 2023.
2	WEF, 2023.
3.	Statista, 2024.
4.	WEF, 2023.

As our strategy progresses, we are seeking to unlock economic growth across our markets through fostering a savings culture for customers and enabling SMEs to thrive. In FY25, we continued to deepen financial inclusion across our M-Pesa markets, rolling out growth drivers such as youth accounts and international money transfers. In South Africa, beyond building payments and acquiring solutions for merchants, we have grown our enterprise ecosystem to include value-added services, vending and lending solutions.

In 2025, we continued to drive financial inclusion across Africa, reaching 77 million customers, up from 66 million in the previous year. Egypt and Tanzania achieved high growth rates in FY25 delivering better than anticipated performance, enabling us to surpass our financial inclusion target of connecting 75 million customers to these services by 31 March 2026. These efforts are helping customers, their families, and communities to build greater economic prosperity1.

Mobile money customers

	Financial inclusion customers (million)	% of service revenue	% of penetration base
South Africa	3.7	–	–
Tanzania	11.5	39%	63%
Egypt	11.4	8%	28%
Mozambique	6.0	24%	73%
Democratic Republic of the Congo	6.6	21%	49%
Lesotho	0.9	20%	75%
Vodafone Group	40.1	–	–
Safaricom (Kenya and Ethiopia)	37.0	43%	83%

Supporting our customers to digitalise Supporting SMEs to digitalise

SMEs are pivotal to both European and African economies. In the EU, SMEs represent over 99% of all businesses2. Collectively, these SMEs contribute approximately €5.4 trillion to the EU economy, with micro-sized enterprises accounting for around €1.8 trillion of this value3. In Africa, SMEs account for approximately 90% of all registered businesses and contribute approximately 50% to the total GDP of sub-Saharan African countries4. However, it is important to note that these figures can vary across different African nations.

Despite their economic significance, many SMEs face challenges in accessing the digital tools, skills, and resources needed to compete in an increasingly digital marketplace. Digital advancements like AI present a major opportunity for SMEs to enhance decision-making, automate processes and compete more effectively with larger enterprises. However, barriers such as limited resources and digital skills gaps continue to slow adoption.

We are committed to supporting SMEs in their digital transformation by providing tailored services and expertise. Through initiatives such as V-Hub, we offer essential online resources and one-to-one guidance, helping SMEs improve efficiency, enhance customer engagement, and drive innovation. In Europe, we actively track the number of SMEs receiving digitalisation support from Vodafone, providing measurable impact. In Africa, we focus on delivering dedicated value propositions designed to meet the unique needs of SMEs, enabling them to leverage digital solutions for growth and resilience.

By equipping SMEs with the tools, knowledge, and support necessary to navigate the digital landscape, we help drive economic sustainability, strengthen local economies, and ensure that SMEs remain competitive in an evolving digital world.

Supporting public sector services to digitalise

Digital government services are essential for building more inclusive and safer societies. In Europe, our extensive infrastructure enables us to collaborate effectively with central governments, local authorities, and healthcare organisations to deliver large-scale digital solutions across the public sector – a key pillar of Vodafone’s commercial strategy.

One example of the benefits of large-scale digital solutions can be seen with Vodafone Egypt’s partnership with the government to transform the healthcare sector through digitalisation. As the primary technology partner for Egypt’s comprehensive health insurance project, Vodafone Egypt’s digital solutions have been implemented in 314 hospitals, benefiting over six million patients. This initiative aims to extend services to more than 26 million citizens, approximately 22% of Egypt’s population, in the coming years.

Notably, at Ain Shams University, one of the teaching hospitals reduced its average patient waiting times by 32% and cut re-admission rates by nearly 63% after adopting Vodafone’s digital solutions. The hospital also transitioned to nearly 100% paperless operations and saved over 50 million Egyptian pounds by integrating digital services into daily processes.

Investing in digitalisation is crucial for enhancing public services globally. Vodafone is actively developing methods to measure the scale and impact of its contributions across public sector organisations in our operating markets.

42	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our approach

Maintaining Trust

93% employees completed ‘Doing What’s Right’ training in FY25 684 ‘Speak Up’ reports in FY25

Notes:

1.	Excludes employees in Germany.
2.	Includes Group, Ireland, Portugal, South Africa and Egypt.

Code of Conduct

Our Code of Conduct sets out what we expect from every single person working for Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards as set out in our Code of Ethical Purchasing.

Click to read our Code of Conduct:
vodafone.com/code-of-conduct

Our Doing What’s Right (‘DWR’) training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, the DWR communication programme promoted different areas of our Code of Conduct, including Speak Up, anti-bribery, privacy, competition law, security, and health and safety. This year we shared a message that featured our leadership members, graduates, and other staff members reminding everyone to keep our business safe from the risks of bribery and corruption, and to always act ethically.

Training on our Code of Conduct is included in our standard induction process for new employees. We expect every employee1 to complete refresher training when assigned, and this is typically every two years.

Of those assigned induction or refresher DWR training during FY25, 93% had completed the training as at 31 March 20251.

To keep the knowledge of our Code of Conduct fresh, we continued to assign assessment tests this year across areas such as the Code of Conduct, anti-bribery, health and safety, privacy and security. These refresher assessments have helped us to test and refresh knowledge of key concepts. These tests have continued to receive a high Net Promoter Score of 85–89%. Those who do not pass the assessment are required to complete learning in the relevant subject area. These assessment tests have been launched across rest of our markets in FY251.

The upgraded Competition Law learning module launched in the previous year continues to have a high completion rate of 92% as at 31 March 20252.

We also strive to make compliance easy for our employees and continue to improve our digital Code of Conduct and Global Policy Portal, the internal platform where employees can find information about our policies and procedures. A programme is underway to enhance our policy environment and optimise the focus of policies so that we can effectively address our material risk environment.

The digital Code of Conduct and global policy portal continue to be accessed widely by users across the Group with nearly 192,000 visits to the global policy portal in the last quarter of FY25.

Our Code of Conduct is well understood throughout Vodafone. In the recent Spirit Beat employee survey, 95% of respondents agreed with the statement, ‘Our team lives by the Code of Conduct’.

Speak Up

Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful, criminal, or could amount to an abuse of our policies, systems, or processes, and would therefore be a breach of our Code of Conduct. Speak Up is owned by the Chief Human Resources Officer and overseen by the Group Risk and Compliance Committee.

Employees can raise concerns through our whistleblowing programme, Speak Up. These concerns may involve unlawful behaviour or integrity issues, such as bribery, fraud, price fixing, conflicts of interest, or breaches of data privacy. Reports may also address people issues such as discrimination, bullying, harassment, health and safety dangers for employees or the public, or potential human rights abuses. Employees can report concerns to a line manager, a human resources colleague, or through our anonymous confidential third-party hotline, which is accessible online or by telephone in local languages. This service is available to contractors, suppliers, business partners, and joint venture partners. This year, 684 (FY24: 649) separate concerns were reported using Speak Up.

Speak Up reports are confidentially investigated by local specialist teams. A committee is in place, comprised of senior team members, to act as the decision-making authority. Following an initial assessment of the report, if an investigation is required, a corporate security investigator or a member of HR will confidentially investigate the matter, notifying the person who raised the concern. Where reports made to Speak Up require remedial action, this could include individual consequences or changes to internal processes and procedures.

Each report is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process and trends once a year, and the Group Audit and Risk Committee receives an annual update, with additional ad hoc reviews carried out where appropriate.

We have a non-retaliation policy when a concern has been reported. Everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation. This policy is reinforced through local communication.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	43

Our approach continued

Our employees trust our Speak Up process, as evidenced by our October 2024 Spirit Beat survey, with 86% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of ‘named’ versus ‘anonymous’ reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 49% (FY24: 52%) of reports were ‘named’ and this was 3% higher than available industry benchmarks.

Speak Up is available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone.

Speak Up topics raised during the year

Topic[1]	Speak Up reports	Requiring remedial action
People issues[2]	75%	31%
Integrity	22%	51%
Other	2%	36%
Health and safety	1%	50%

Notes:

1.	There were no reports relating to modern slavery concerns reported during the period (FY24: one report).
2.	Diversity, equity and inclusion topics accounted for 2% of the People issues reported.

Anti-bribery, corruption and fraud

At Vodafone, we support and foster a culture of zero tolerance towards bribery, corruption or fraud in all our activities.

Our Anti-bribery policy

Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our Anti-bribery Policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act and provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract.

Click to read our Code of Conduct: vodafone.com/code-of-conduct

Click to read more about our approach to Anti-bribery and corruption: vodafone.com/anti-bribery

Facilitation payments are strictly prohibited, and our employees are provided with training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee’s personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards.

We consistently evaluate our anti-bribery programme by conducting periodic monitoring activities, risk assessments, policy compliance reviews and internal audits to ensure effective implementation.

To support our approach, we are also a member of Transparency International UK’s Business Integrity Forum.

Governance and risk assessment

Our Group Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market CEOs, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They are, in turn, supported by local specialists and a dedicated Group team that is solely focused on Anti-bribery Policy and compliance.

The Group Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regards to risk management and policy compliance and anti-bribery mitigation oversight.

Our minimum anti-bribery standards for every Vodafone business include:

–	Conducting a comprehensive anti-bribery risk assessment;
–	Ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship;
–	Completion of the global e-learning training for all employees[1], as well as tailored training for higher-risk teams; and
–

Registering gifts and hospitality in a designated platform in line with relevant policy requirements, as well as ensuring there is a process for approving local sponsorships and charitable contributions.

The risks we face evolve constantly but broadly fall into the areas summarised in the table below, which outlines the key risks and the mitigation measures adopted.

Engaging employees to raise awareness of bribery risk

We run a multi-channel, high-profile global communications programme, ‘Doing What’s Right’, to engage with employees and raise awareness and understanding of the Anti-bribery Policy. The ‘Doing What’s Right’ programme features e-learning training, including a specific anti-bribery module. As at 31 March 2025, 94% of training assigned during the reporting period had been completed. For higher-risk employees, additional tailored training programmes are used to cover relevant scenarios for those employees. We also conduct internal communication campaigns using a range of materials to highlight some of the key messages around our zero tolerance to bribery and corruption, including communications from senior management.

Risk	Response
Operating in high-risk markets	We undertake biennial risk assessments in each of our local operating companies and at Group level, so we can understand and limit our exposure to risk.
Business acquisition and integration	Proportionate anti-bribery pre- and post acquisition due diligence are carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme.
Spectrum licensing	To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters.
Building and upgrading networks	Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees in network roles of this prohibition, through tailored training sessions and communications.
Working with third parties	Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners, and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures.

We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Selected high-risk third parties are trained to ensure awareness of our zero-tolerance policy.
Winning and retaining business	We provide tailored training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor an online register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees.

Note:

1.	Exceptions apply for employees in Germany.

44	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our approach continued

Assurance

The implementation of our anti-bribery policy is monitored regularly in all markets and entities as part of the annual assurance process, which reviews key anti-bribery controls. During FY25, we completed an on-site policy compliance review in Albania. Further to this, a cross-entity review was performed on selected key controls. The evaluation of the controls demonstrated good levels of implementation. Some improvement areas were identified in tailored training and third party risk management which continues to be a key focus area, with appropriate enhancement measures put in place. To strengthen our anti-bribery programme, we are investing further in data analytics solutions, to identify and mitigate bribery and corruption risks, leveraging artificial intelligence technology.

Fraud

Fraud is a significant threat, impacting our customers, employees, reputation, and financial performance. The Executive Committee and Audit and Risk Committee recognise this through ongoing focus on the development of management capability to mitigate risks and protect our customers and employees. Vodafone delivers fraud management through a global organisation and operating model, utilising a combination of global (Fraud Centre of Excellence), central (VOIS) and local (dedicated fraud teams in each market and Group entities) resource. This approach enables a timely and effective local response whilst also identifying best practice and intelligence to be shared across the organisation. We continuously evolve our fraud technology and ways of working, adapting to the tactics used by fraudsters, and aligning with key partner teams such as Cyber Security and Privacy to leverage our strengths and establish a robust, layered defence. The protection of customers and support for victims of fraud is a key pillar of our global fraud strategy. We continue to enhance our capability in these regards through a combination of technical solutions, operational processes and raising awareness.

Human rights

We want to have a positive impact on people and society, which includes respecting human rights in all our operations. As well as the positive opportunities we create, we are also conscious of the human rights risks associated with our operations. We aim to ensure that we are not directly or indirectly, in any way complicit in human rights abuses. We are a long-standing member of the United Nations Global Compact (‘UNGC’), and our approach is guided by the United Nations Guiding Principles on Business and Human Rights (‘UNGPs’).

Freedom of expression

Vodafone connects people – to each other, to information, services and opportunities. Mobile internet enables unique ways to create, share and access information. It can allow users to access information when they need it most, to upload and share content almost instantaneously, to discuss and document events and experiences in real time, and to effectively advocate and organise.

Freedom of expression is enshrined in international law and enacted through national legislation. It is linked to social cohesion and inclusion: important factors in determining the extent to which a community or nation will experience enduring prosperity and growth. However, freedom of expression in the online world can be exercised only with the means to connect. In the markets in which we operate, Vodafone seeks to connect everyone and to provide the tools by which societies can exercise their rights to freedom of opinion and expression and more fully benefit from other digital, cultural and economic rights.

Law enforcement assistance

Vodafone holds customer information needed to provide our services. We are open about the data collected and are committed to keeping it secure and only using it for its stated purpose. We always seek to respect and protect the right to privacy, including our customers’ lawful rights to hold and express opinions, as well as share information and ideas without interference. Nonetheless, as a licensed national operator, we are legally obliged to comply with local law and therefore lawful orders from local law enforcement, such as police intelligence agencies and courts.

Law enforcement can help ensure the rights of the many are not undermined by the unlawful acts of the few, protecting life and property and maintaining trust in the community. Law enforcement agencies use communications data and lawful intercept to investigate serious crimes and to tackle national security threats. Data that Vodafone discloses under applicable local legal frameworks can provide valuable insights to investigators working to prevent major national incidents, save lives, and uphold the rule of law. When disclosed in a timely manner, communications data can also support law enforcement to apprehend dangerous suspects and disrupt crimes in progress. We use specialist and security cleared teams to handle law enforcement assistance requests; they are available 24 hours a day, 365 days a year, so they can respond to time critical incidents, such as kidnap or armed robbery, without delay. Our data can also be used in criminal prosecutions, ensuring that victims see justice done.

While law enforcement assistance activities can benefit communities, we recognise the risk that certain individuals’ human rights may be breached by authorities exercising their power to require the disclosure of communications data – even where such requirements are domestically lawful. The impacts may include targeted attempts to intimidate or suppress political opponents, minorities, or human rights activists. At the same time, refusal to comply may put our employees at risk of physical harm and legal censure. Our processes seek to minimise the risk of this happening.

Our due diligence process for potential new markets includes evaluating the country’s respect for human rights, how local law would affect our ability to comply with our human rights (including Child Rights) policy, and how we can mitigate the risk of negative human rights impacts. These are complex evaluations. In some countries, where telecommunications infrastructure is underdeveloped and/or dominated by a state operator, the introduction of our services can improve the lives and human rights of citizens.

Vodafone’s human rights (including child rights) policy provides clear rules and guidance which seek to prevent direct and indirect human rights risks from materialising in our operations. It requires that we seek ways to honour the principles of internationally recognised human rights, even when faced with conflicting requirements. Vodafone’s law enforcement assistance policy creates the specific governance and safeguards which seek to ensure that we provide law enforcement securely, effectively, in line with legal due process, and in a way that seeks to balance our respect for customer privacy (including the human rights and civil liberties of our customers). It sets out common mandatory requirements for all operating companies regarding the circumstances in which Vodafone will provide law enforcement assistance. The policy asks that we scrutinise all law enforcement assistance requests, requires all agencies to comply with legal due process, and establishes that we will challenge demands that we consider overly broad, insufficiently targeted or disproportionate.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	45

Our approach continued

In each operating company, the local External Affairs Director, Legal Director or equivalent is responsible for implementing and operating the policy, including ensuring that all employees involved in law enforcement assistance are appropriately trained and supported to conduct their duties. Law enforcement assistance is supervised at a more operational level by each operating company’s Head of Legal or Head of Corporate Security, and is overseen by both Vodafone’s ExCo and sub-committees of the Board: the ESG Committee and the Audit and Risk Committee.

Vodafone is committed to transparency regarding our role in law enforcement assistance; this is essential for customer trust and to enable evaluation of our respect for human rights. Our annual transparency report shares data on the law enforcement activity of Vodafone operating companies, except where local laws prevent disclosure. In our stakeholder engagement, we continue to call for governments to publish meaningful data on their use of law enforcement assistance demands, and we advocate for transparent, rights-respecting law enforcement assistance frameworks.

Click to read our transparency report: vodafone.com/law-enforcement-assistance

Network shutdowns

Network shutdowns (‘shutdowns’) refer to the intentional disruption of electronic communications mandated by a government. These can be geographically targeted and therefore affect specific communities, or be implemented nationally and apply to all communications and/or specific platforms. Under its operating licences, Vodafone must comply with shutdown orders when compelled to do so in accordance with local law. Shutdowns do limit citizens’ freedom of expression and may block journalism, potentially shielding governments from scrutiny and often isolating vulnerable communities at times of their greatest need. They prevent citizens from accessing emergency services and services that are essential to everyday life, such as mobile money and online education, and in times of crisis they can restrict access to critical assistance such as humanitarian relief.

Vodafone’s human rights (including child rights) policy is informed by the UNGPs on Business and Human Rights, the United Nations Global Compact Principles, and the Global Network Initiative Principles. Our policy identifies network shutdowns as one of our salient human rights impacts. The policy requires that we seek ways to respect human rights, even when faced with conflicting requirements, and that we give special consideration to the rights of vulnerable groups. Shutdowns are also governed by our law enforcement assistance policy, which requires that when we assist law enforcement authorities, we do so only under certain carefully prescribed circumstances. All shutdown demands must be evaluated by an appropriately qualified and senior solicitor of the operating company to determine whether the demand has been issued in accordance with local law, and whether the operating company has a legal obligation to comply. Our operating companies interpret shutdown demands as narrowly as is lawfully possible, to mitigate the impact on rights holders. If a shutdown demand appears overly broad, unlawful or otherwise inconsistent with applicable law, the operating company will seek clarification or modification from authorised officials. Vodafone advocates for governments to end the indiscriminate use of shutdowns.

Responsible supply chain

At Vodafone, we rely on complex international supply chains. We collaborate with our suppliers, partners and peers to promote responsible and ethical behaviour and high standards across our supply chain. Our goal is to keep everyone in our operations safe from harm, which is integral to our commitment to operate ethically, lawfully, and with integrity.

We recognise that modern slavery is a growing issue, exacerbated by global crises. The potential for human rights abuses in the supply chain is one of our salient human rights issues. We acknowledge the potential for supplier failure to adhere to Vodafone’s code of ethical purchasing and contractual commitments, which could harm workers’ human rights, including through failure to provide a safe and healthy working environment, forced labour, child labour, and discrimination.

Vodafone’s Chief External and Corporate Affairs Officer oversees our approach to human rights. Our supply chain human rights programme is delivered by subject matter experts, including our Human Rights Manager and our Senior Supply Chain Sustainability Lead. Together, they strive to ensure that we are not, directly or indirectly, in any way complicit in human rights abuses.

Vodafone does not tolerate forced, bonded or compulsory labour, human trafficking, child labour or discrimination in our operations or supply chain.

Vodafone Procure & Connect (‘VPC’) drives consistency in supplier management. We aim to identify modern slavery risks before engaging new suppliers and monitor their compliance with our code of ethical purchasing during the contract. When tendering, new suppliers must demonstrate policies and procedures that support matters including safe working, diversity and inclusion. Vodafone’s code of ethical purchasing sets out the minimum ethical behaviours we require of suppliers. It is based on international standards, including the Universal Declaration of Human Rights and the International Labour Organisation Declaration on Fundamental Principles and Rights at Work, addressing topics including forced labour, child labour, discrimination and the responsible sourcing of minerals. Suppliers must operate safely, under the ‘Vodafone absolute rules’, which take a zero-tolerance approach to unsafe behaviours.

We collaborate externally to identify risks, including through the Joint Alliance for Corporate Social Responsibility (‘JAC for CSR’) – an association of telecommunications operators working to improve ethical, labour and environmental standards in the information and communication sector supply chain. JAC members undertake regular audits of common suppliers. Completed audits are shared with members on a shared audit platform. The decision to use or stop using certain suppliers is always decided on by each individual JAC member independently. Vodafone uses these assessments, in addition to our own, to identify and manage risks in our supply chain. Audits include offsite worker surveys. Our anonymous, non-retaliatory grievance mechanism, ‘Speak Up’, is accessible to all individuals in our workforce or supply chain. Where breaches are identified, we work with suppliers on remediation plans.

The Chief Financial Officer oversees our supply chain, while the External Affairs Director owns the human rights policy. The Chief Executive Officer of the VPC reports to the Chief Financial Officer, and is responsible for the implementation of the code of ethical purchasing. They are both members of the ExCo and Board.

Click to read our Code of Ethical Purchasing: vodafone.com/code-of-ethical-purchasing

Click to read our Conflict Minerals Reports and Statement: vodafone.com/responsibleminerals

46	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our approach continued

Privacy, Security, and Resilience

Millions of people communicate and share information over our networks, supporting them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is critical. Our security and resilience strategy is centred around three key pillars: data privacy, cybersecurity, and asset resilience.

Our global privacy programme seeks to manage our customers’ personal data in a way that respects their rights and ensures they can make informed decisions regarding the use of the personal data. We regularly engage with industry and policymakers to help shape privacy standards. Under our cyber security pillar, we continuously monitor and defend our systems against evolving threats. Our security framework follows industry good practices, focusing on risk management, real-time threat detection, and incident response rates to keep our customers and services safe.

Furthermore, as a provider of critical infrastructure, we invest in securing our network, including mobile towers, data centres, and subsea cables. To enhance resilience of our physical assets, we deploy backup power solutions and strengthen our systems against potential disruptions, aiming to ensure uninterrupted connectivity.

Data privacy

We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers’ privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws.

Click to watch our privacy experts summarise our approach to data privacy investors.vodafone.com/ videos

Privacy risks and impacts

As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these. We categorise data privacy risk into three main areas:

–	Collection: collection of personal data without permissions, or excessive collection of data;
–	Access and use: use of personal data for unauthorised purposes, excessive data retention, or poor data quality; and
–	Sharing: unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies.

To help us identify and manage the increasing privacy risk landscape we regularly evaluate our business strategy, new technologies, products and services as well as government policies and regulation. We also evaluate operational controls to determine improvements to mitigate risk.

Policies

Our privacy management policy is based on the European Union General Data Protection Regulation (‘GDPR’) and this is applied across Vodafone markets both inside and outside the European Economic Area. Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements.

Using customer data

We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers’ personal information. We aim to protect our customers’ data and only to use it for a stated and specific purpose. We are always open about what customer data we collect, and why we collect it.

Our privacy programme governs how we collect, use and manage our customers’ personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: accountability, fairness and lawfulness, choice and access, security safeguards, privacy by design, openness and honesty, responsible data management, and balance.

Each local market publishes a privacy statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Our product specific privacy notices include details relating to a particular product. These statements and notices are available to customers online, in the MyVodafone app and in our retail stores.

We provide our customers with access to their data through online and physical channels. These channels can be used to request deletion of data that is no longer necessary, or for correcting outdated or incorrect data, or for data portability.

Our customer privacy statements and other customer-facing documents provide comprehensive information on how these rights can be exercised and how to raise complaints or contact the relevant data protection authority. Our frontline retail and customer support staff are trained to respond to customer requests.

Click to read more about our privacy policies vodafone.com/privacy

Governance

The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Group Privacy Officer reports to the Global Compliance and Business Integrity Director, an independent second line function responsible for monitoring Group compliance. The Group Privacy Officer is responsible for monitoring the Group privacy programme compliance across markets and provides regular reports to the General Counsel and Company Secretary, and an annual update to the Audit and Risk Committee on the adequacy of our Privacy programme. During the year, the Group Privacy Officer conducted regular compliance reviews to ensure markets were adhering to the Group’s policies and procedures. This included oversight of our privacy programme.

Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers report to the Group Privacy Officer throughout the year on the adequacy of privacy risk management for their market.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	47

Our approach continued

The privacy leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain Privacy Steering Committees that bring together privacy and security teams and senior management from relevant business functions.

Enabling customers to control their data

Our state-of-the-art, multi-channel permission management approach has been deployed across our channels (MyVodafone app, website, call centres and retail stores) since 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can:

–	Opt in for the processing of special categories of data;
–	Choose what data we collect through the MyVodafone app and how it is used;
–

Opt out from marketing across different channels (call, SMS, notifications), or opt-in to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages; and

–	Opt out from the use of anonymised network and location data (‘Vodafone Analytics’).

Click to read more about uses of customer data: investors.vodafone.com/sasb

Privacy compliance

We have an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate.

Our privacy controls frameworks are subject to periodic review and risk based evaluation to identify and implement areas for improvement. In addition to introducing updates to our global privacy controls, we also require every employee, and where possible contractors, to complete our Doing What’s Right (‘DWR’) privacy training within six weeks of joining. In addition, they need to complete refresher courses in line with our annual learning intervention cycle. We also have targeted training for high-risk teams with a key role in personal data processing.

We have a clear process for managing privacy risks across the data life cycle, and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams are tasked with applying appropriate technical and organisational information security measures to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest.

Read more about cyber security on pages 48 to 52

All products, services and processes are subject to privacy impact assessments as part of their development and throughout their life cycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, and internal and international data transfer compliance frameworks, as well as training and awareness programmes.

In our supply chain, privacy and security requirements form a key part of our supplier management processes. All suppliers go through a thorough onboarding process to verify their adherence to these requirements, with appropriate data protection measures and continuous monitoring agreed.

Our teams monitor and influence regulatory as well as industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders.

The effectiveness of control implementation is subject to quarterly reporting and annual evidence-based testing by the privacy teams, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and their completion is monitored.

Responding to privacy incidents

We have dedicated standards and monitoring (covering both internal process implementation effectiveness and reference external cases) to prevent, identify, contain, and report incidents with lessons learnt to all internal and external stakeholders as necessary.

Our performance

We aim to achieve a 90% completion rate on both generic (DWR) and specific (high risk role) trainings for all target groups across our global footprint. In FY25, 89% of assigned employees completed DWR or more specific privacy training.

We aim to avoid any data breach or data misuse resulting in material impacts. We have a strong culture of data privacy, and our assurance and monitoring activities are designed to identify potential issues before they materialise and as a result Vodafone did not receive material fine during the financial year.

Vodafone’s approach to responsible artificial intelligence (‘AI’)

Vodafone’s AI governance approach demonstrates our desire to engage with AI in an ethical and responsible manner for the benefit of customers, employees, and society. We first released our ethical AI framework in 2019. We have further formalised our governance of AI. The AI Governance Board is a senior steering group that defines strategy and policy for AI and monitors its execution. The board is chaired by the Vodafone Chief Technology Officer and is attended by the CEO of Vodafone Business, Group Commercial Function Director, Chief HR Officer, General Counsel, and Company Secretary. The AI Governance Board is supported by the following functions: the Global AI Data and Analytics function leads the deployment of the AI initiatives. The AI innovation team drives AI innovation. HR is responsible for upskilling our workforce, and the Responsible AI Office ensures compliance with and ethical use of AI, together with our Secure and Privacy by Design and External Affairs teams. Recently, we have rolled out an internal risk assessment for AI applications to continue managing the ever-increasing risk for AI. Additionally, we have implemented a set of responsible AI guardrails to our internal AI development platforms making sure that there is a set of controls mitigating known risk domains for generative AI applications.

On the external front, Vodafone contributed to the development and launch of the GSMA Responsible AI Maturity Roadmap and is a standing member of the GSMA Responsible AI working group. We have also signed up to the AI Pact operated by the AI Office in the form of a voluntary pledge.

48	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our approach continued

Cyber security
Strategy
Our cyber security strategy
Our vision is a secure connected future for our customers and society. We are motivated by a clear purpose to inspire customer trust and loyalty through providing sustained cyber security, ultimately contributing to a secure society and an inclusive future for all.
Our cyber security strategy and operating model support our vision and goals, and form part of our wider Company strategy.
Our strategy is based on core principles, including:

–	Act as an enabler for the business;
–	Be proactive, risk and threat-led, supported by data-driven decisions, automation and digitalisation;
–	Build and assure security in all products and services; and
–	Simplify architecture though partnership with key suppliers.
In the past year we have been redeveloping the strategy based on changes in the internal and external environment. This takes account of future threats and changes in technology so it remains fit for purpose over the next five years and beyond. The updated strategy consists of five main areas:
Dynamic Trust, Identity and Insider.
Through robust tooling and processes, we aim to make sure the right people can access the right information at the right time.
Proactive Health and Real-time Response.
The next generation of our detection and response capability, using advanced analytics and automation to expand our capabilities.
Cyber Health and Adaptive Risk Method (‘CHARM’).
We provide a view of our security risk which adapts to change and is quantified to make better risk decisions.
Securing Networks, Products & Services.
New technologies are harnessed securely and products and solutions are designed with security in mind. We enable secure connectivity through an end-to-end
operating model for telecoms security.
Supplier and Society Ecosystem.
We embed and seek to drive good security practice across our suppliers. We partner and collaborate widely to achieve good security outcomes for our customers and society.
Each year we define and communicate priorities for a three-year period, so all areas of our business are clear on the investment priorities for security. We track progress against these priorities throughout the year.
Year ahead
We have started work on five transformations aligned with the updated strategy. These include:

–	Design and development of a new security operations platform;
–	Further strengthening multi-factor authentication;
–	Enhancing end-to-end security of our telecommunications networks;
–	Transforming how we manage the security of our third parties; and
–	Implementation of CHARM.
Alongside these priorities, we continue to focus on security control improvement, efficiency and automation.

Click to read our cyber security factsheet: investors.vodafone.com/cyber

New technologies and industry collaboration
We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme we follow our Secure by Design process, evaluating suppliers’ hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls and procedures.
Mobile networks
Every new mobile network generation has brought increased performance and capability, along with new opportunities in security. As we deploy 5G core networks alongside our 5G radio networks, often described as 5G Standalone, we have updated our security standards to implement the latest 5G features in our core networks. We also test security in our radio networks using independent third-party testing companies.
Open RAN is a new way of building and managing radio access network (‘RAN’) components within telecommunication infrastructure. Instead of purchasing all the components from one supplier, we use hardware and software components from multiple vendors and integrate these via open interfaces. Over time, this will create a more competitive landscape for telecommunications equipment. We continue to collaborate with other players in the Open RAN ecosystem to improve security. This includes adding requirements to the Open RAN specification, publishing internal security standards, and benchmarking vendors against these. The first Open RAN sites are now live in the UK and Romania.
Quantum computing
We are preparing for a time when quantum computers able to break certain cryptography are available at scale. Through our joint research with IBM, we have developed a risk-based approach to mitigate the risks of existing cryptography. We are identifying where we are using cryptography that is potentially vulnerable to attack from quantum computers, defining supplier requirements and developing the ability to update our cryptography when new threats emerge. We have set up a long-term Quantum Safe programme, and plan to pilot migration activities in the next year in collaboration with IBM and telecom vendors. Vodafone co-chairs
the telecommunications industry-wide task force on this issue.
Artificial intelligence (‘AI’)
We take the responsible use of AI seriously and seek to balance the opportunities and security risks associated with AI. Security teams from across the business are collaborating under the governance of a global responsible AI committee which agrees policy, mitigates threats, identifies and selects use cases for implementation.

Read more about AI governance on page 47
To deliver secure and responsible AI, we integrate secure AI lifecycle practice, requirements and tools into strategic AI platforms and internally developed AI applications. To reduce the risks of misuse, we limit access to public AI applications. We have developed an awareness programme and updated our policies to make it clear to our employees what data must not be shared with public AI applications.
We have defined requirements for internal AI application development including risk assessment, designing for transparency, lack of bias and providing the right degree of human oversight of results. If the AI model could have a high impact on people, we require a human to have input on the final decision.
We are also experimenting with AI to augment our cyber security processes. The first application is a chatbot which can answer employee questions on cyber policies and standards. We are also engaged in cross-industry forums that collaborate on telecommunication-specific AI use cases, including threat detection, investigation and response.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	49

Our approach continued

Industry collaboration
We actively engage with stakeholders across industry, including regulators, standard-setting bodies and governments. Collaboration is vital to respond to threats, protect our organisation and workforce, and build safe online and digital spaces for customers and society. We use our expertise and experience to engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing, risk assessment, and governance. For example, we have engaged in cross-industry collaboration through the European Round Table, where we chair the CISO committee. We have an appointed member on the National Cyber Advisory Board in the UK. We also collaborate with other telecommunication companies, and actively engage in security standards working groups such as ENISA 5G Cyber Security Certification,
O-RAN
Alliance WG11 and GSMA Fraud and Security Group. We have a research programme working on security topics with the German Federal Ministry of Education & Research, for example on securing future generations of mobile technology.
Risk management
Identification of vulnerabilities and risks
Cyber attacks are part of the technology landscape today and will be in the future. All organisations, governments and people are subject to cyber attacks and some will be successful. The telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data.
A successful cyber attack could cause serious harm to ourselves or our customers, including unavailability of services or a data breach leading to disclosure or misuse of customer personal data. The consequences could include, but are not limited to, exposure to contractual liability, litigation, regulatory action, or damage to the company’s reputation and brand and loss of market share. In the worst case, the cyber security incident could cause material financial impact to us.
There is increasing regulatory focus on cyber security and requirements for telecommunications providers to improve their cyber security practices. We are subject to GDPR and equivalent legislation in many countries in which we operate. In addition, there are local and regional laws and regulations which impact cyber security, for example the Telecommunications Security Act in the UK and Network & Information Security 2 (‘NIS2’) and the Digital Operational Resilience Act (‘DORA’) in the EU. A cyber incident may lead to regulatory fines and other enforcement activities if deemed to be due to inadequate security. Measures to meet these laws and regulations will also result in increased compliance costs.
We dedicate significant resources to reducing cyber security risks, however due to the nature of the threats, we cannot provide absolute security and some cyber security incidents will occur.
Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. We separate cyber security risk into three main areas of risk:

–
External:
A wide variety of attackers, including criminals and state-backed groups, target our networks, systems and people using a range of techniques. They seek to gain unauthorised access to steal or manipulate data or disrupt our services. Geopolitical factors also increase the threat of an external attack;

–	Insider: Our employees may accidentally leak information or maliciously misuse their privileges to steal confidential data or to cause disruption; and
–
Supply chain:
We only have indirect control over the cyber security of third-party service providers, limiting our ability to defend against cyber threats to these third parties. Such attacks, if successful, could cause services to be unavailable or enable a data breach to occur.

To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats.
We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. When incidents do occur, we identify the root causes and use them to improve our controls and procedures.
Cyber security risk is aligned with Vodafone’s enterprise risk framework. The most important risks to the company are referred to as Principal risks, of which Cyber risk is one. The risk owner produces a formal Line of Sight document that describes the risk, the risk tolerance, current position against tolerance, controls and actions to move to tolerance if required. Second and third line assurance information is also included in the document.
Risk and control approach
The global Cyber and Information Security policy applies to all Vodafone-controlled entities. Each security domain has a supporting policy document with detailed control objectives. The policies are underpinned by security standards which provide relevant technical specifications.
Security controls and procedures define the requirements which allow our policies to be met. These controls and procedures are designed to prevent, detect or respond to threats. Most risks and threats are prevented from occurring and we expect most will be detected before they cause harm and need a response.
Adaptive risk and control methodology (‘CHARM’)
We have launched a new global methodology for cyber security risk management which we call the Cyber Health and Adaptive Risk Method or CHARM. The goals of this approach include:

–	Cyber Health – a continuous view of security based on automated key risk indicators;
–	Adaptive – responds to changing threats, technology evolution and regulation;
–	Risk method – quantified risk to provide better decision-making and prioritisation.
This new approach has a greater focus on risk and threats but retains the structured control framework and common targets of the former Cyber Security Baseline. Initially we are using the same control set as before under the new methodology.
To adapt to the changing threat landscape, we have defined threat and risk scenarios. The threats and specific attack techniques are mapped to the controls that most significantly reduce risk, allowing gaps to be highlighted.
We have set targets for key controls to be effective. Effectiveness is based on the depth of the control implementation and coverage of the relevant assets. Cyber security controls need to be continuously evolved and enhanced to mitigate risks and threats. Each year we set new annual targets, progress against the targets is monitored and reported quarterly to the senior leadership in each market and globally.
We update our priorities with changes, including any necessary new controls. The control framework will continue to evolve based on changing threats, technology developments, our strategic and business priorities, and regulation.
We have begun to automate the capture and reporting of key risk indicator data from source systems. This will reduce manual effort, be more accurate and provide stronger assurance of effectiveness. We plan to automate all relevant controls over the next two to three years.

50	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our approach continued

To better quantify residual risk, we have created a risk quantification model based on threats, control effectiveness and incident data. The model is due to be launched in early FY26.
In addition to this
top-down
process of risk identification and mitigation, we identify individual cyber risks at the product or system level, for example through our Secure by Design process, operational activities, scanning and monitoring, or through an incident. Risks are evaluated on a common impact and likelihood scale, mitigating actions are agreed and captured in a risk register. Any high risks identified through these processes require senior management oversight and agreement of mitigating actions.
Assurance
A dedicated technology assurance team reviews and validates the effectiveness of our cyber security controls, and our control environment is subject to regular internal audit. We test the security of our mobile networks every year using a specialist testing company, they also benchmark our security against other telecommunications operators. This provides assurance that we are maintaining the highest standards and our telecommunications controls are operating effectively. We have also appointed external specialists to perform testing on our security controls (‘red teaming’) to uncover any areas for improvement. We maintain externally audited information security certifications, including ISO 27001, which cover our global technology function and 9 local markets. In addition, our markets comply with national information security requirements where applicable. All systems going live and those undergoing change are independently penetration tested. An internal team performs some testing, and we engage third party testers where appropriate. Across Vodafone, we complete over 1,000 penetration tests every year. We also perform adversary testing exercises.
Supply chain
As well as monitoring control effectiveness within Vodafone, we oversee the cyber security of our suppliers and third parties. Controls and procedures are embedded in the supplier lifecycle to set requirements, assess risk and monitor each supplier’s security performance. At supplier onboarding, minimum security requirements are written into contracts, and we determine the inherent risk of the supplier based on the service they are providing. We then assess their controls using a questionnaire to understand the residual risk, which informs the frequency of review from annual to every three years. We follow up on open actions and ensure any security incidents are tracked and managed.
Regulatory landscape
We are seeing an increase in new security regulation as governments respond to the heightened cyber threat landscape, recognising that telecommunications operators provide critical national infrastructure. We engage directly with governments and industry partners to promote proportionate, risk-based and cost-effective solutions to security threats. We look to establish shared approaches to reinforce standardisation and regulatory frameworks that apply equally to all market participants.
In the UK, we are implementing the provisions of the Telecommunications Security Act which sets enhanced security requirements for UK network operators and their suppliers. In Europe, we are planning implementation of the NIS2 and DORA requirements. We continue to monitor the forthcoming EU Cyber Resilience Act which aims to ensure that all digital products and services fulfil basic security requirements.
The US Securities and Exchange Commission (‘SEC’) introduced cyber security incident disclosure and reporting requirements in December 2023. We updated our incident management process to include the relevant disclosure steps should a material incident occur; this is described in the Cyber Operations and Incidents section. Where applicable we have expanded these cyber security disclosures in response to the new reporting requirements.
Operating model
Our approach to cyber security
We have implemented a globally consistent cyber security operating model that is based on the leading industry security standards published by the US National Institute of Standards and Technology (‘NIST’). The model is designed to reduce risk by constantly identifying threats, protecting, defending and improving our security. We operate cyber capabilities with an in-house
international team of over 900 employees.
We augment our internal capabilities where necessary with third-party specialist technical expertise, such as digital forensics, red teaming and penetration testing. We use specialist resources to perform testing of our telecommunications networks. We also use qualified external resources to help during the implementation of change and improvement projects. Our scale means we benefit from global collaboration, technology sharing and deep expertise, and ultimately have greater visibility of emerging threats. An example would be our global security operations centre which takes inputs and telemetry from all the markets where we operate.
Our cyber security approach, explained by our experts, covers the lifecycle: identify, protect, detect, respond, recover and govern. This is summarised in the video linked below.

Cyber security function

Team	Responsibilities
Governance, Risk and	–	Cyber risk framework and management across the Group.
Control	–	Define and track adoption of controls and procedures, and measure effectiveness.
Strategy and Secure	–	Define cyber strategy aligned to technology and Company strategies.
by Design	–	Products, services and internal systems are secure by design.
Cyber Prevent	–	Engineer, deliver and operate global security platforms, driving continuous improvement.
Cyber Defence	–	Perform threat intelligence & security testing. Detect events and attacks through 24/7 monitoring.
	–	Respond to events and incidents to minimise the impact to business and customers.
Investments & Supplier	–	Manage cyber risk in Vodafone investments portfolio, partner markets, acquisitions and divestments.
	–	Identify and reduce supplier risk.
Local Market Teams	–	Responsible for managing and embedding cyber security in our local markets, including meeting local cyber regulatory and compliance requirements.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	51

Our approach continued

Governance
Management
The Chief Technology Officer (‘CTO’) and Chief Network Officer (‘CNO’)are the Executive Committee members accountable for managing the risks associated with cyber threats and information security. The Cyber Security and Technology Strategy & Governance (‘Cyber’) Director is responsible for managing and overseeing cyber security across Vodafone and reports to the CTO.
Within the cyber security organisation, led by the Cyber Director, we have heads of global cyber security functions, local markets and regional cyber security leaders. This global leadership team is responsible for directing, managing and reducing cyber risk across Vodafone. Market and regional cyber security leaders are also part of their local management teams, with a dotted matrix reporting line to local chief information officers.
The Cyber Director has led cyber security in Vodafone since 2015. Prior to joining Vodafone, the Cyber Director was chief security officer at a large UK bank, after previously holding security and technology audit leadership roles in financial services and the UK postal service. The Cyber Director is an independent advisor for a large UK retail company, a member of the UK Cabinet Office National Cyber Advisory Board and holds several other industry advisory and committee roles. Our broader cyber leadership team has significant cyber security and technology risk experience across business sectors including telecommunications, financial services and professional services.
The cyber security leadership team reviews detailed metrics monthly covering security controls status, updates about the threat landscape, and specific key risk indicators (‘KRIs’) for our most important controls. Examples of KRIs include results of independent network testing by third parties, vulnerability management, patching, hardening and endpoint security status, and incident metrics. Internal reporting provides a detailed view of progress and risk reduction. If markets are consistently not achieving targets, they are expected to have plans in place to recover.
Quarterly summary management reporting is provided to the technology leadership team and Executive Committee. This is supplemented by monthly control status reports which track targets and are discussed in regular meetings with local market leadership teams.
The top level Cyber and Information Security policy is approved annually by the CTO. Risk governance is provided by a quarterly Cyber Risk Council meeting, chaired by the Head of Cyber Governance Risk and Control, and attended by the Cyber Director, the Cyber leadership team and cyber security leaders from each market. The meeting reviews and approves detailed cyber policies and standards, monitors cyber risk and threat, and oversees key strategic programmes.
Cyber security risk is also reported to and monitored by more senior committees including the Technology Audit and Risk Committee, chaired by Internal Audit and the Vodafone Group Risk and Compliance committee, chaired by the Chief Financial Officer (‘CFO’). The Cyber Director attends both of those committees to provide updates as required.
Board
The Group Audit and Risk Committee (‘ARC’) is the responsible committee for the oversight of risks from cyber security threats. The Committee receives updates from Internal Audit throughout the year. The ARC reviews the risk tolerance, risk position and mitigating actions for each principal risk of the company, including cyber threat.
In addition, the Committee reviews cyber risk based on papers and presentation from the CTO and Cyber Director. The report collates the data that covers all local markets’ security status. The paper also typically includes threat landscape, incidents, security position, residual risk, strategy and programme progress across the Company. The Chair of the Board’s Audit and Risk Committee is the Senior Independent Director of the Board. A former CEO at a UK financial services company, he has significant experience of overseeing technology and cyber issues.
Cyber security is also discussed at the Board Technology Committee which assists the Board by overseeing how technology underpins company strategy. In total, Cyber topics were covered three times at Board-level committees in FY25.

Read more about the Audit and Risk Committee’s oversight of cyber security on pages 86 to 91
Culture, training and awareness
Training and awareness
Our cyber security awareness approach is to educate our employees to protect themselves and our customers from cyber threats. Cyber security training is mandatory as part of our Doing What’s Right programme. The training module is designed by the cyber security team to inform employees of key threats and how to avoid them. The cyber leadership team are actively involved in shaping the approach and in specific employee communication. The corporate security function lead on all employee security training and they deliver the programme and materials. If the employee fails the knowledge check which is part of the training, they are required to retake the full cyber security training module. A training manual has been produced for non-employees,
so they also receive the same level of awareness. Training on cyber security is also included in our induction process for new employees. We track completion rates to ensure every employee completes the mandatory training.

Read more about our approach to mandatory Doing What’s Right training on page 42
Cyber security training is reinforced by regular digital communications delivered via our internal social media platform, through videos and webinars. When new threats arise or become more prevalent we provide targeted advice. Examples include reminders on the use of multi-factor authentication and not to share credentials.
We perform phishing simulations across all markets and functions to raise awareness and train employees. We target at least two exercises per market or function per year. We also run multi-market simulations to allow us to compare responses consistently – these simulations cover European and African markets and Group functions. Those who click on the link in the phishing message or share their credentials receive immediate training.
We have continued to undertake incident simulations for local executive committees. In the last year we have covered seven markets including the UK, Albania, Czechia, Ireland, Romania, Portugal and Türkiye. The simulations provide CEOs and their teams a realistic and tailored experience of managing a cyber incident and exercising their responsibilities in accordance with our common approach.
Growing our skills
We enable employees in our cyber teams to maintain and grow their skills to better protect our customers. Our company learning platform hosts cyber training on technical topics, platforms and frameworks. Employees can study towards recognised information security and cyber certifications aligned to their learning plans.

52	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Our approach continued

Since 2020 we have organised twice yearly Cyber Connect events for our entire global cyber security team. The events include a recap of our strategy and achievements, messages from senior leadership, external industry speakers, collaborative breakout groups and technical track sessions to learn about cyber topics and best practice. We use technology to enable a hybrid experience with some attending in offices and some remote.
The Cyber Code
The Vodafone Cyber Code has been designed to simplify and explain basic security controls and procedures to all employees. The Cyber Code is embedded in our Code of Conduct and is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees must follow good security practice.

Click to read more about Vodafone’s Cyber Code in our Code of Conduct: vodafone.com/code-of-conduct
Threats and incidents
Threat landscape and intelligence
An important part of our operating model is to gather intelligence and insights in order to assess threats and drive action. The cyber threat landscape continues to be volatile across all sectors, with wide-ranging threat actors. Our cyber security team use industry and external analysis to help shape our controls and procedures, and drive actions. When specific vendor or new high impact vulnerabilities are reported, we drive global remediation across Vodafone.
Geopolitical instability, conflict and tensions are leading to an increase in cyber threats from state-backed and criminal threat actors. Telecommunications companies continue to be the target of state-backed actors, often to conduct government oriented or general espionage. Cross-industry and government collaboration is a key part of mitigating the evolving cyber threats.
Ransomware and data extortion attacks are common to companies of all sizes. Based on public reporting, some companies are paying ransoms, perpetuating the threat.
Attackers are increasingly trying to log in, rather than hack in. Living off the land attacks rely on the same techniques used to manage access systems that are used widely by everyone. Detection of these attacks is more challenging. Social engineering methods are a common means for attackers to gain access. New technologies such as AI are enhancing techniques such as voice phishing and deep fakes. Harvested credentials continue to be sought and shared by threat actors. Attackers can target executives following media announcements and public reporting.
The speed of vulnerability exploitation is very fast and common. We have seen continued attacks against our suppliers, and we expect this trend will continue.
Cyber operations and incidents
As a global connectivity provider, we see a range of cyber threats. We use our layers of controls to identify and mitigate threats in order to reduce business or customer impact. Our global security operations capability handles billions of events and logs from sensors across our footprint, detecting potential threats and events. Low severity issues are dealt with quickly, for example by malware containment or isolating an individual device. More significant events are triaged to our 24/7 incident management and response team. We operate a single global team and capability.
Where a security incident occurs, we have a consistent incident management framework to manage our response and recovery. The focus of our incident responders is always fast risk mitigation and customer security.
In the event of a cyber breach we disclose it to the relevant authorities according to local or global regulations and laws. This may include law enforcement as well as regulators. Risk assessment of the threat actor, incident nature and potential impact to customers is important to determine the approach to disclosure. The European Union’s GDPR provides a framework for notifying customers in the event there is a loss of customer data because of a data breach, and this framework is a baseline across all our markets. Our data privacy officers are a key part of the response where incidents impact personal data. We will also make a market disclosure according to SEC requirements if the relevant materiality threshold is met.
We classify security incidents on a scale according to severity, measured by potential business and customer impact. The highest severity category of event is called Severity 0 down to the lowest Severity 4. Severity 0 corresponds to a potentially significant data breach or loss of service caused by the incident. If a Severity 0 incident occurs, we notify the Executive Committee, the Board and external auditors and provide regular updates. A crisis group is formed composed of relevant senior management who oversee the response.
SEC requirements have been incorporated into our incident management process. In the event of a Severity 0 incident, the crisis group would decide whether a recommendation to the Disclosure Committee (composed of the CFO and General Counsel, among other functional leaders) is warranted. The Committee would decide if a market disclosure is necessary for materiality reasons, that would also trigger disclosure to the SEC.
Our total S1 and S2 incident volumes in FY25 were down by 29%, of which 9% is due to not reporting Spain and Italy incidents post divestment. Last year, we reported on the proportion of incidents at suppliers and third parties. In FY25, this proportion incidents were attackers exploiting weak credentials, social engineering, denial of service events and vulnerabilities being rapidly exploited.
When incidents are closed, we complete a post-incident review to learn the lessons from the incident, including the root cause and any improvements needed.
Cyber insurance is an important part of our risk management and mitigation approach. Vodafone holds cyber liability insurance alongside business interruption and professional indemnity policies.
Should a serious cyber event occur, we could recover the costs in whole or in part through these policies.

Click to read more about how we manage risks from technology disruptions in our SASB disclosure: investors.vodafone.com/sasb
Asset resilience
In the context of international networks, current geopolitical instability poses significant challenges to network stability. Telecommunications networks face bottlenecks, such as the Red Sea, where multiple cables converge. As the frequency of cable cuts increases, whether due to accident or acts of sabotage, a greater level of resilience is required. To mitigate these risks, Vodafone is committed to collaborating with partners to develop and implement new systems and increase diverse routes that enhance resilience. Combined with robust disaster recovery processes and our Instant Network solution from Vodafone Foundation, we aim to minimise the loss of essential telecommunications services even during crises such as the recent adverse weather events in Europe.
In Africa, vandalism and theft are prevalent issues impacting how we service our customers. The resale value of copper, batteries, and fuel drives much of the theft. These thefts and acts of vandalism hinder our ability to effectively roll out decarbonisation solutions. To manage this risk, Vodacom has deployed advanced surveillance systems and is working with private security companies to mitigate the impact.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	53

Non-financial information

UK Streamlined Energy and Carbon Reporting (‘SECR’)

In accordance with SECR requirements, the following table provides a summary of GHG emissions and energy data1 for Vodafone UK, in comparison with global performance.

	ESG Addendum FY25				ESG Addendum FY24/prior year disclosed
	2025				2024

	Group (excluding Vodafone UK)	Vodafone UK	Group total	Vodafone UK as a % of Group data	Group (excluding Vodafone UK)	Vodafone UK	Group total	Vodafone UK as a % of Group data

Total Scope 1 GHG emissions (million tonnes CO2e)	0.26	0.01	0.27	2%	0.26	0.01	0.27	3%

Total Scope 2 market-based GHG emissions (million tonnes CO2e)	0.01	–	0.01	0%	0.44	–	0.44	0%

Total Scope 2 location-based GHG emissions (million tonnes CO2e)	1.95	0.12	2.07	6%	1.98	0.13	2.11	6%

Total GHG emissions per € million of revenue (tonnes of CO2e)	5.83	0.83	6.66	12%	14.90	1.00	15.90	6%

Total energy consumption (GWh)[2]	5,346	660	6,006	11%	5,945	664	6,609	10%

Notes:

1.

Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions are calculated in line with the GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our FY25 ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

2.

More information on energy efficiency initiatives implemented during the year can be found on pages 34 to 35 and in our disclosures prepared in accordance with the SASB standards. For more information, please visit: investors.vodafone.com/sasb.

3.

Information for prior periods is not presented as the organisational boundaries for financial reporting are not consistent with those used in the calculation of GHG emissions. For information about intensity metrics for prior periods, see our FY25 ESG Addendum: investors.vodafone.com/esgaddendum.

ESG cautionary statement

In preparing the ESG-related information contained in this document, we have made a number of key judgements, estimations and assumptions. The processes, methodologies and issues involved in preparing this information are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not necessarily of the same standard as those available in the context of financial and other information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. It is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies may be affected by underlying data quality, which can be hard to assess, and we expect industry guidance, standards, market practice and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access certain data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements, information and targets discussed in this document carry an additional degree of inherent risk and uncertainty.

54	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Non-financial Information continued

Non-financial and sustainability information statement

The table below outlines where the key content requirements of the non-financial and sustainability information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006).

Vodafone’s sustainable business reporting also considers other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and the GHG Reporting Protocol.

Click to download our ESG Addendum: investors.vodafone.com/esgaddendum
Click to read our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology
Click to read our SASB disclosures: investors.vodafone.com/sasb

Reporting requirement	Vodafone policies and approach	Section within Annual Report	Read more

Environmental matters	Planet performance	Protecting the Planet	pages 34 to 38

	Climate change risk	Risk management	pages 65 to 66

Employees	Code of Conduct	Code of Conduct and anti-bribery, corruption and fraud	page 42
page 43

	Occupational health and safety	Health and safety	pages 17 to 18

	Diversity and inclusion	Workplace equality	pages 15 to 16

Social and community matters	Driving positive societal transformation and performance	Empowering People	pages 39 to 41

	Stakeholder engagement	Stakeholder engagement	pages 11 to 13

	Mobiles, masts and health	Our ESG disclosures	page 32

Human rights	Human right approach	Human rights	pages 44 to 45

	Code of ethical purchasing	Responsible supply chain	page 45

	Modern Slavery Statement	Responsible supply chain	page 45

Anti-bribery and corruption	Code of Conduct	Code of Conduct	page 42
	Anti-bribery policy	Anti-bribery, corruption and fraud	page 43

	Speak Up	Speak Up	pages 42 to 43

Policy embedding, due diligence and outcomes		Purpose, Protecting the Planet, Empowering People and Maintaining Trust	pages 30 to 52
		Risk management	pages 55 to 60

Description of principal risks and impact of business activity		Risk management	pages 55 to 60

Description of business model and strategy		Business model	page 3
		Chief Executive’s statement and strategic roadmap	pages 4 to 5

Non-financial key performance indicators		Key performance indicators	pages 6 to 7
		Purpose, Protecting the Planet, Empowering People and Maintaining Trust	pages 30 to 52

Companies Act (2006) climate-related financial disclosures

Disclosures in compliance with the requirements of the UK Companies Act 2006 (as required by sections 414CA and 414CB) can be found in the Risk Management section of our Strategic Report as follows:

Companies Act climate-related financial disclosure	Location of disclosure in this report	Read more

Governance arrangements for assessing and managing climate-related risks and opportunities	Governance	page 61

How Vodafone identifies, assesses, and manages climate-related risks and opportunities	Strategy	pages 62 to 63

Integration of climate-related risk identification, assessment and management processes into our overall risk management process	Risk management	pages 64 to 65

Principal climate-related risks and opportunities arising in connection with our operations	Our priority climate-related risks and opportunities	page 62

The time periods by reference to which those risks and opportunities are assessed	Our exposure to risks and opportunities across a range of scenarios	page 63

The actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy	Our exposure to risks and opportunities across a range of scenarios	page 63

Resilience of our business model and strategy in different climate-related scenarios	Building climate-related risk into our business strategy	page 64

Our targets to manage climate-related risks and to realise climate-related opportunities and performance against targets	Metrics and targets Purpose, Protecting the Planet, Our planet goals	page 66

Key performance indicators for assessing progress against targets	Metrics and targets ESG Addendum	pages 30 to 66

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	55
Principal risks and uncertainties Our principal risks

In today’s uncertain and volatile environment our business faces numerous risks. However, through robust processes and a strong risk culture, we effectively manage these challenges to achieve our strategic objectives.

Governance and identifying our risks

The Board has the overall responsibility for establishing and maintaining an effective risk management framework. They also advise on the level of risk we are willing to take in achieving our strategic goals.

The Audit and Risk Committee (‘ARC’), on behalf of the Board, reviews and approves the Group’s principal and emerging risks. The risk function aims to integrate risk considerations into strategy execution, enabling informed decision-making across our business. See diagram (Overview of the risk governance structure) for an overview of the governance structure.

The global risk management framework standardises the way in which risk is managed across our operations. Our end-to-end approach starts with risk identification. As part of this process, local markets and Group entities identify and evaluate risks to their local strategy. The Group risk team centrally assesses and challenges these risks. A comprehensive list of risks, along with external risk scanning findings and key risk drivers, are presented to the Directors and executives for analysis and identification of significant risks. The proposed principal (pages 55 to 57), watchlist, and emerging (page 58) risks are agreed by our Risk and Compliance Committee (‘RCC’) before being submitted to the ARC and the Board for review and approval.

Key changes to our principal risks:

–	The Adverse changes in macroeconomic conditions risk has increased due to the unpredictable nature of geopolitical events, which impact the global economy.
–	The Adverse market competition risk has increased due to the competitive activity in some European markets.
–

The Adverse political and policy environment risk has been replaced. Relevant content on politics and geopolitics will be reflected in other principal risks and as key risk drivers. A new risk, Adverse regulatory and policy environment, has been added to cover policy aspects.

–	The Disintermediation risk has decreased as we have strengthened relationships and partnerships with some large technology companies.
–

The Technology resilience and future readiness risk has been split between IT resilience and transformation and Network resilience and infrastructure competitiveness to provide better focus for our resilience and modernisation programmes.

–

As most of our large portfolio transformations are nearing completion, the Portfolio transformation and governance of joint ventures risk was changed to focus on the Governance and performance of investments and moved to the watchlist category.

Overview of the risk governance structure

Board/Audit and Risk Committee Assurance – Provide oversight for Vodafone Group functions – Discuss, challenge and make a robust assessment of principal and emerging risks Review and – Embed appropriate risk culture throughout the organisation provide assurance over selected Risk and Compliance Group risk team Group risk owners controls for Committee – Responsible for the – ExCo risk owners have the Group and – Reviews principal, watchlist application of the global the accountability and local markets and emerging risks risk management responsibility for the – Reviews effectiveness framework management of the Internal audit of risk management – Supports the Board/ExCo risks assigned to them Supports the across the Group by creating programmes to – Risk champions identify Audit and Risk strengthen our risk culture and implement Committee mitigating actions in reviewing the effectiveness of Local oversight committees the global risk Provide oversight for the local risk management programme management Discuss, challenge, and make a robust assessment of the local risks and significant operational risks framework and management of Local market CEOs individual risks Set local objectives, identify local priority risks and align tolerance levels with the Vodafone Group guidance Approve and are accountable for the risk treatment options selected for their local risks Local risk owners Are responsible for local risks and the local risk programme to manage, measure, monitor, and report on the risks Local risk managers Are the contact point for each market/entity on risk, and facilitate all activities as defined bythe global risk management framework

Building strong foundations

Managing risk is at the heart of business decision-making and supports our objective to build a strong foundation for future success. That is why we continue to mature our global risk management framework, promoting consistency across the markets in which we operate and enhancing our approach to managing risk across the Group.

Over the course of the past year some of the key initiatives to evolve our global risk management framework included:

–	Updating our global risk management framework to align closer with international standards and good practice as well as to reflect the changes to our risk management process;
–	Review and refresh of our enterprise risk strategy with the aim to set clear future objectives and to prioritise key initiatives;
–	Conducting a maturity assessment of our risk management framework and processes;
–	Maturing the risk-based approach to assurance across the Group;
–	Enhancing the process for assessing risk appetite and tolerance for the Group principal risks;
–	Further evolving our approach to operational risk management across the Group, building a consistent framework for comparing risks;
–	Continuing a number of initiatives associated with ESG, including quantitative climate scenario analysis, materiality assessments and programmes related to our disclosure obligations; and
–	Strengthening the risk community across the organisation through a combination of digital and in-person training as well as risk awareness events.

56	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Principal risks and uncertainties continued

Risk factors	Scenario	Emerging factors

Adverse changes in macroeconomic conditions

Adverse change to macroeconomic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs.

Risk ranking movement: Increased

Risk owner: Group Chief Financial Officer

	A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets, which impact our ability to refinance debt obligations as they fall due in a cost-effective manner.	This is an externally driven risk, and the threat environment is continually changing. External factors, such as the conflicts in the Middle East, the ongoing war in Ukraine and the uncertainty around global trade and tariff policies, could impact the future path of monetary and fiscal policies, likely affecting economic activity across our global footprint. Additionally, financial markets are experiencing high levels of volatility, with sovereign debt at record levels. These factors could lead to a significant change in the availability and cost of capital.

Adverse market competition

Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value.

Risk ranking movement: Increased

Risk owner: Executive Chairman Vodafone Germany and CEO European Markets

	Aggressive pricing, accelerated customer losses to low value players on mobile and fixed, and disruptive new market entrants in key European markets could result in greater customer churn and pricing pressures, impacting our financial position.	Emerging factors often depend on individual market structures and the competitive landscape. External factors, such as local and macroeconomic pressures, may impact household and individual connectivity spend. In addition, continued aggressive penetration pricing by disruptive low value players across markets on both mobile and fixed could accelerate customer losses and drive prices in markets.

Adverse regulatory and policy environment

Adverse regulatory measures and policies impacting our strategy could result in increased costs, create a competitive disadvantage, or have negative impact on our Return on Capital Employed.

Risk ranking movement: New/change in scope

Risk owner: Chief External and Corporate Affairs Officer

Uncertainty, instability, and the growing complexity of global, regional, and national political environments may lead to unexpected political or regulatory interventions that would adversely affect our operations.

Geopolitical tensions, a re-evaluation of global alliances and international affairs, and ongoing conflicts amplify the risk of government intervention, which may include both protectionist interventions and security-related requirements. These could affect our operations, supply chains and conditions for competition in various ways. The increasing breadth and depth of external geopolitical challenges mean there is a continuous need to adapt to effectively mitigate the changing risk environment. Heightened uncertainty following elections in 2024, challenging fiscal environments in Europe and Africa, and the proliferation of emerging technologies also contribute to this risk.

Company transformation

Failure to effectively transform Vodafone to adapt to future challenges and demands could increase operational complexity and hinder growth.

Risk ranking movement: No change

Risk owner: Group Chief Financial Officer/Executive Chairman Vodafone Germany and CEO European Markets

	A significant transformation programme failure, including the inability to retain contracts for our ‘Business to telco’ offering with partner entities in the disinvested markets, could lead to a reduction in revenue or necessitate a change in the business model.	Like most companies, managing multiple large transformation programmes simultaneously requires careful coordination and consideration to achieve optimal outcomes. Given the current transformation programmes underway in some of our major European markets, it is essential to secure stakeholder alignment, efficient resource allocation, and proactive risk management. Additionally, in markets where we have divested, we enter into contracts to support the divested company. Once the contractual period ends, there is no obligation for them to continue using Vodafone services.

Cyber threat

An external attack, insider threat, or supplier breach cause service interruption or confidential data breaches.

Risk ranking movement: No change

Risk owner: Group Chief Technology Officer

Sophisticated threat actors could target mobile network infrastructure using malware or vulnerability exploitation to compromise the details of customer call records, causing customer dissatisfaction, the loss of confidential information related to customers and employees, impact on reputation and potential regulatory sanctions. We model various scenarios within our framework to identify the areas of greatest risk for prioritisation.

Cyber risk is constantly evolving and is influenced by economic, technological and geopolitical developments. We anticipate threats will continue from existing sources (for example ransomware and phishing attacks) as well as evolving ones based on new technologies such as satellite, Artificial Intelligence (‘AI’) and the future use of quantum computing.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	57

Principal risks and uncertainties continued

Risk factors	Scenario	Emerging factors

Data management and Privacy

Data breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customer expectations.

Risk ranking movement: No change

Risk owner: Group Chief Financial Officer/Group General Counsel and Company Secretary

	An unauthorised change in a business process may result in the excessive collection and storage of sensitive customer information without their consent. This could lead to increased regulatory scrutiny, potential fines, reputational damage, and significant customer churn.	The proliferation of AI and related regulatory and legislative action across our footprint requires a robust ethics and compliance approach. Geopoliticisation of data will continue to negatively impact cross-border data transfers. New European data regulations, such as the Artificial Intelligence Act and the Cyber Act, will introduce significant new legal requirements around data management of our business activities.

Disintermediation

Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Risk ranking movement: Decreased

Risk owner: Executive Chairman Vodafone Germany and CEO European Markets/CEO Vodafone Business

	Increasing ‘softwareisation’ of connectivity services combined with the growing ecosystem power of Big Tech companies could see the emergence of competitors and distribution channels with the potential to disintermediate our customer relationships.	In our consumer business, alternative technology solutions may enable new intermediaries to sell communication propositions, while our TV customers may switch to ‘over-the-top’ video-on-demand services. In our corporate business, the ‘softwareisation’ of services may enable new competitors in the value chain. In our infrastructure markets, supplier concentration within the satellite connectivity market and hyperscaler investment in orchestration and network capabilities may present additional challenges in the future.

IT resilience and transformation

Failure or disruptions of IT systems and infrastructure or the inability to modernise and manage the IT environment could negatively impact operations, services, customer experience, or financial performance.

Risk ranking movement: New/change in scope

Risk owner: Group Chief Technology Officer

	A major outage in a data centre or cloud provider hosting key IT systems could severely disrupt our operations. Additionally, significant delays in resolving incidents due to the unavailability of end-of-service-life components can exacerbate the situation. Furthermore, legacy IT systems that are unable to adapt and provide the features our customers require can hinder our ability to meet their expectations and maintain a competitive edge.	As with other companies who rely on global IT services, the impact of any outage could have wide implications, however, the likelihood of such events are significantly reduced. Additionally, extreme weather events, such as hurricanes and floods, can disrupt our operations and IT infrastructure. Deliberate attacks on critical national infrastructure, like power grids and communication networks, could also increase the risk of disasters.

Network resilience and infrastructure competitiveness

Major network outages or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Risk ranking movement: New/change in scope

Risk owner: Group Chief Network Officer

A major network outage or an uncompetitive infrastructure could hinder expected network performance and fail to meet customer expectations. Both issues could negatively affect market share, revenue, and customer trust.

Extreme weather events and external threats will continue to pose significant risks to our network resilience, especially with the heightened global security threat to critical infrastructure.

Securing new spectrum for 5G and future technologies before 2030 is crucial for growth and to prevent customer dissatisfaction. Additionally, Fibre-to-the-Home (‘FTTH’) competitors’ commercial offers threaten our business in the areas where we provide only Digital Subscriber Line or cable services.

Supply chain disruption

Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice, and lower network quality.

Risk ranking movement: No change

Risk owner: Group Chief Financial Officer

Political decisions affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions.

Changes in the political landscape outside Vodafone’s control may significantly impact the upgrade and maintenance of our network. For example, US and China tensions resulting in a ban of high-risk vendors, long-term impacts from the war in Ukraine, a potential open conflict between China and Taiwan, the additional tariffs from the new US administration and the response from other countries, could impact product availability.

Disruption may lead to an increase in our costs in areas such as raw materials, energy, and shipping, while at the same time triggering shortages or extended lead times for critical components.

58	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Principal risks and uncertainties continued

Watchlist and emerging risks

Watchlist risks

Our watchlist risk process enables us to monitor material risks to Vodafone Group that fall outside our principal risks. We review the watchlist risks as part of the continuous risk management process. Any watchlist risks that increase in their significance to the Group are elevated to principal risks and are treated accordingly. Group watchlist risks include, but are not limited to:

Environmental, Social and Governance (‘ESG’)

Failure to meet stakeholder expectations on ESG performance and/or reporting may result in reputational damage, customer dissatisfaction, and/or increased cost of capital.

Read more about our approach to ESG on pages 30 to 52

Read more about climate-related risk on pages 61 to 66

Governance and performance of investments

Inadequate oversight, poor decision-making, and misalignment with strategic objectives, could lead to suboptimal investment outcomes. This risk encompasses the possibility of financial losses, reputational damage, and failure to achieve desired returns on investments.

Read more about our investments in the ‘Strategic report’ on page 9

Legal compliance

Increased number of legal penalties, fines, and damage to the Company’s reputation. Additionally, it includes the risk of losing business and customer trust due to breaches of legal requirements.

Read more about our anti-bribery, corruption and fraud policy on pages 43 and 44

Tax

Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group.

Read more about our tax risk, our approach to tax, and our economic contribution at vodafone.com/tax

The list of watchlist risks is reported to the Group Risk and Compliance Committee (‘RCC’) and to the Audit and Risk Committee (‘ARC’) alongside principal risks.

Emerging risks

Emerging risks are characterised by their uncertain nature, constant change, and by their potential to materially affect the achievement of organisational objectives.

We identify new emerging risk trends using inputs from the analysis of the external and internal environments, leveraging both the input from third-party publications and research as well as the knowledge and experience of our internal business experts. Additionally, we consider the time horizon for the identified emerging risks, allowing us to provide the appropriate level of focus and to plan mitigation strategies accordingly.

As the evolution of emerging risks could be nonlinear and the speed of impact is difficult to predict, we have established a continuous process for monitoring emerging risks as an integral part of the Group’s enterprise risk management framework. This allows us to be at the forefront of managing emerging risks, periodically assessing whether any of these risks have become material enough to be elevated to the principal risk category.

We split our emerging risks into five different categories: technological, political/regulatory, economic, societal, and business environment, so that the relevant experts across the business have visibility of these risks and can assess the potential impacts and time horizon of these risks. Additionally, deep-dives and scenario analysis have been performed for selected emerging risks with the view to identify potential mitigation strategies should these risks materialise.

Our emerging risks are provided to the Group RCC and to the ARC for further scrutiny.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	59

Principal risks and uncertainties continued

Long-term viability statement (‘LTVS’)

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to the assessment of its ability to meet future commitments and liabilities as they fall due over the three-year review period.

Assessment of viability

The Board has chosen a three-year period to assess Vodafone Group’s viability. This is the period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long-range business-planning cycle. We continue to conduct financial stress testing and sensitivity analysis, considering revenue at risk.

The viability assessment started with the available headroom as of 31 March 2025 and considered the plans and projections assembled as part of the forecasting cycle, which include the Group’s cash flow, planned commitments, required funding, and other key financial ratios. We also assumed that debt refinancing will remain available in all plausible market conditions.

Finally, we estimated the impact of severe but plausible scenarios for our principal risks on the three-year plan. We also stress-tested a combined scenario taking into account the risk interdependencies, where the following risks were modelled as materialising in parallel over the three-year period:

Adverse changes in macroeconomic conditions

Adverse changes in the macroeconomic environment could result in reduced customer spending, restricted ability to refinance, while prolonged high inflation rates may lead to increased interest rates.

Cyber threat

A cyber-attack may exploit vulnerabilities, allowing unauthorised access to IT and network systems, leading to a breach of information and a potential General Data Protection Regulation (‘GDPR’) fine.

Supply chain disruption

The increasingly volatile relationship between the US and China, along with the latest additional tariffs, could result in significant supply chain disruption for essential technology that the telecom sector relies on to maintain networks and services.

Legal

Legal disputes and adverse judgements against the Company resulting in significant financial liabilities, including increased fines, penalties, or compensatory payments.

Assessment of long-term prospects

The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging factors related to each principal risk are described on pages 56 and 57).

As an input to the strategy discussion, the Board considers the key risks (including the identified principal and watchlist risks) with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the Annual Report (page 9), which provides a view of the Group’s long-term prospects.

Conclusions

The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity, and reputation. The assessment took into account possible mitigating actions available to management were any risk or combination of risks to materialise.

Cash and cash equivalents available of €10.9 billion (page 131) at 31 March 2025, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and profitability over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate, and therefore confirmed that it has a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2028.

60	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Risk Management

Mitigating activities

The global risk framework assists in providing a consistent approach to measure and manage our risks by considering the risks’ potential impact, likelihood, and our tolerance.

It is important to establish the context and to understand the environment in which we operate. We categorise our risks into different risk-types (strategic, operational, financial, or legal and regulatory) and identify whether the source of the threat is internal or external. This helps us effectively treat risks by avoiding, transferring, mitigating, or accepting them. Furthermore, this categorisation allows us to provide appropriate oversight and assurance for each of our risks.

Each risk is assigned to an executive risk owner, who is responsible for implementing adequate controls and necessary treatment plans to manage risks within acceptable tolerance levels. While risk owners handle the mitigation implementation, the ARC and RCC provide an oversight over the risk management strategy as well as challenge the tolerance levels of the risks through in-depth risk reviews. Refer to pages 56 and 57 for more detail on our principal risks.

Read more about the Audit and Risk Committee on pages 86 to 91

Adverse changes in macroeconomic conditions

We have a resilient business model. We continue to keep a close eye on the possibility of recessions, which could manifest differently across our various jurisdictions. For our consumers who might be affected by an economic downturn, we offer competitive options and social plans in the markets in which we operate. We have a long average life of debt, which reduces refinancing requirements, and all of our bond debt is effectively held at fixed interest rates.

Adverse market competition

We monitor the competitive environment in all markets and react accordingly to both consumer and business needs. We have initiated Group-wide programmes focused on the customer pillar of our strategy, increased investments in brand and customer experience, as well as launched innovative new products. We continue to evolve our tariffs and offers to provide a differentiated customer experience through benefits, such as flexible contract terms, refurbished devices, and social tariffs. In addition, in many markets we utilise ‘second’ brands to compete more effectively and efficiently in the value segment.

Adverse regulatory and policy environment

Geopolitical tensions and ongoing conflicts amplify the risk of adverse regulatory action. We actively monitor the external horizon, gather intelligence to inform decision-making, and proactively engage with policymakers, regulatory authorities, customers, and relevant stakeholders to find mutually acceptable ways forward. As a last resort, we uphold our rights through legal means.

Company transformation

We have governance structures in place, sponsored by the ExCo, to align on potential changes. These structures consider implications, risks, and mitigating actions across all relevant dimensions.

Cyber threat

Our cyber security strategy has a risk and control framework to manage cyber risk to our networks and services. Our framework aims to identify, protect against, respond to, and recover from threats. We measure control effectiveness across all parts of the Company and have an in-house team of experts in cyber security. We embed security by design into our products, services, and internal operations. Protective controls mitigate the effect of most threats; however, when attacks are successful, we focus on rapid response to minimise business and customer impact. Root cause analysis provides continuous improvement and drives action.

Click to read more about our approach to cyber security in our fact sheet: investors.vodafone.com/cyber

Data management and Privacy

Our data and privacy strategies are designed to continually reduce the risk. We regularly conduct reviews of our significant privacy and data risks. Based on the analysis, we use a risk-based approach to improve our prevention and detection strategies. When incidents occur, we identify the root causes and use these lessons learned to improve our controls.

Read more about our approach to data management and privacy on pages 46 and 47

Disintermediation

Our increasingly deep partnerships with Big Tech companies and the potential to leverage the new Digital Markets Act have improved our ability to defend against customer ownership risks. In addition, we continue to focus intensively on improving our customers’ experience, strengthening our proposition, and bundling digital services for consumer and business markets to enhance customer loyalty.

IT resilience and transformation

Our global policy, supported by Key Performance Indicators (‘KPIs’), outlines the steps to quickly recover our most critical technology assets following a disaster. The adoption of cloud computing is enhancing the distribution of our systems. We have prioritised the delivery of IT transformation and modernisation programmes, adopting incremental delivery to improve governance and to realise benefits sooner.

Network resilience and infrastructure competitiveness

To reduce the impact of service disruptions, we have established recovery goals for our critical assets. A global policy outlines KPIs that underpin the resilience and security of technology services. A dedicated assurance programme supports the implementation of this policy.

We work with mobile industry and regulation authorities to secure suitable mobile spectrum to promote the best interests of the mobile network operators.

Additionally, we are expanding our FTTH footprint, where feasible, and upgrading our cable networks, especially in the areas that are underperforming.

Supply chain disruption

We are closely monitoring the evolution of the geopolitical environment. This enables us to respond to emerging challenges and to comply with evolving regulations, economic sanctions, and trade rulings. We also mitigate our exposure through multi-year contracts with key suppliers, demand and inventory planning in anticipation of extended lead times, and continuing to execute our optimisation strategy for network infrastructure logistics.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	61

Climate-related risk

We recognise that both physical changes to the climate and the transition to a lower-carbon economy pose risks and opportunities for our business. This section outlines our approach to governance, strategy, risk management, and metrics and targets in relation to these climate-related risks and opportunities.

Task Force on Climate-related Financial Disclosures recommendations

We have considered our obligations under the UK’s Financial Conduct Authority Listing Rules and have detailed in the following table the 11 Task Force on Climate-related Financial Disclosures (‘TCFD’) recommendations and whether we are fully or partially consistent. For financial year ended 31 March 2025, our disclosure is consistent with 10 out of 11 TCFD recommendations. Our disclosure is partially consistent with one recommendation, related to target-setting, which we intend to continue progressing in FY26.

This year, we have updated our disclosure to include that we have conducted a detailed quantitative scenario analysis of our seven-priority climate-related physical and transition risks and opportunities across our global footprint. This analysis builds on previous assessments and has enabled us to gain a deeper understanding of our exposure to the financial impact of climate change and assess the value at risk.

Governance

Climate-related risks are integrated into our Group risk management framework and the Audit and Risk Committee (‘ARC’) executes responsibility for these risks on behalf of the Board. Vodafone’s

 TCFD recommendations

Governance	Progress	Read more
a. Describe the Board’s oversight of climate-related risks and opportunities		page 61
b. Describe management’s role in assessing and managing climate-related risks and opportunities		page 61

Strategy
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term		page 62
b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning		page 63
c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario		page 63

Risk management
a. Describe the organisation’s processes for identifying and assessing climate-related risks		page 65
b. Describe the organisation’s processes for managing climate-related risks		page 65
c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management		page 64

Metrics and targets
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process		page 66
b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 emissions, and the related risks		page 66
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets		page 66

Key

Consistent with the TCFD recommendations

Partially consistent with the TCFD recommendations

proposed principal risks, watchlist risks and emerging risks are reviewed and approved annually by the Group Risk and Compliance Committee (‘RCC’) on behalf of the Group Executive Committee (‘ExCo’) before being submitted to the ARC and the Board. Climate change, a sub-risk of Environmental, Social and

Governance (‘ESG’), remains on our watchlist risk register and continues to be reported through our risk governance structure.

Read more about our risk governance structure on page 55

Our climate-related risk and resilience programme sits within the Protecting the Planet part of our purpose strategy. The Board ESG Committee is responsible for the oversight and approval of Vodafone’s response to climate change and meets five times a year. The quarterly ExCo-level ESG and Reputation (‘ESGR’) Committee is accountable for the implementation of the purpose strategy and appoints an executive sponsor (the Chief External and Corporate Affairs Officer) to oversee programme implementation, annual risk identification and assessment, monitoring and progress tracking, and review of risk management of climate-related risks and opportunities. The ARC and ESG Committee meet annually to jointly review and provide Board oversight of the annual climate-related risk disclosure.

Read more about the governance of our purpose strategy on page 31

Vodafone’s Group climate transition plan (‘CTP’), a cross-functional strategic programme, includes actions and targets to strengthen our climate resilience and mitigate climate-related risks and is overseen by the ESGR. Senior managers in relevant business functions across Vodafone’s global operations have delegated accountability for the design and implementation of these actions and initiatives and are responsible for reporting quarterly to senior leadership to raise risks to plan delivery. Accountabilities for executing strategy sits within external affairs, networks and technology operations, products and services, commercial, brand and marketing and enterprise business units, procurement, and property.

The ESGR identifies any significant business decisions (for example, major transactions or changes to business strategy) that could impact Vodafone’s climate resilience or change the severity or likelihood of climate-related risks. Any risks or issues identified are evaluated by the risk and sustainable business teams, and if necessary escalated through the Protecting the Planet and purpose governance structure to the ESGR.

62	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Climate-related risk continued

Vodafone has an internal global policy, owned by the Chief External and Corporate Affairs Officer, that establishes the minimum standards for environmental management. All Vodafone’s operating entities, including Vodacom, are required to adhere to this policy. It requires annual review of climate-related risks and opportunities in each market, with significant findings incorporated into the Group-level climate-related risk assessment. Additionally, the policy mandates the implementation of the CTP, assigning management the responsibility for taking climate action and building climate resilience, in line with our strategy across our global business.

Click to read more about our Climate Transition Plan: vodafone.com/ctp

Strategy

Previously, we conducted several scenario analyses of physical climate risk across Europe and Africa as well as a qualitative assessment to determine priority climate-related risks across our global footprint. This year, we conducted a detailed quantitative scenario analysis of our seven-priority global climate-related physical and transition risks, which involved climate scenario analysis, empirical research, internal stakeholder interviews and economic modelling, to improve the way that we assess our risks. This analysis has enabled us to gain a deeper insight into the risks associated with climate change and to assess the potential financial value associated with each risk (across short-, medium- and long-term time horizons), to consider in our strategy and priorities for risk management.

However, with rapidly changing policy and regulatory environments, complexities with assessing climate-related risks (notably transition risk), and the uncertainty of long-term planning, it is not possible to say with certainty whether these risks may materialise across these time horizons.

Read more about our approach to climate-related risk assessment on page 63

Our priority climate-related risks and opportunities1

Physical risks

(1) Extreme weather (referred to as acute):

Site damage and/or business interruption caused by extreme weather events, e.g. flooding and wildfire. Our network infrastructure assets are already being affected by extreme weather, although currently at a scale that can be managed to avoid major operational impact, asset impairment or cost. Longer term, in combination with geopolitical risks, extreme weather could disrupt supply chains, particularly those that depend on critical regions (such as China for electronic components) or locations (such as coastal ports).

Time horizon: Long term

(2) Rising average temperatures (referred to as chronic):

Business interruption associated with rising temperatures. We recognise that rising average temperatures could damage network equipment and other above-ground infrastructure or cause operational failure (particularly if located in exposed outdoor locations, e.g. radio towers), as well as cause disruption in our supply chain. It could also lead to increasing consumption of energy for cooling infrastructure, data centres and offices, which could increase operating costs. A higher frequency of hot days could be more pronounced in our African and southern European markets (such as Greece and Portugal).

Minimal impact over time horizon

Transition risks

(3) Energy costs:

Increased cost of energy, electricity, and carbon pricing. Increasingly volatile energy prices and overall higher energy costs, partially driven by carbon pricing and demand for renewable electricity certificates outstripping supply. This risk is particularly prevalent in markets with high dependency on fossil fuels (e.g. to operate diesel generators) and non-renewable energy. However, carbon pricing will also drive an increase in cost to procure carbon-intensive products and raw materials, as third parties upstream in the supply chain look to pass through higher costs.

Time horizon: Medium term

(4) Regulatory compliance costs:

Increased cost of compliance due to additional resource requirements. As governments introduce policies to support the climate transition, our regulatory corporate sustainability reporting and disclosure compliance costs are increased during periods of required implementation as they are transposed into law across our markets. These could also impact our product portfolio (such as energy use of fixed line or mobile devices), and operations (such as data centres).

Minimal impact over time horizon

(5) Expectations of business customers:

Risk of market share loss if lagging behind competitors in decarbonisation activities. We may be exposed to revenue loss if climate performance continues to be a differentiator during supplier selection by business customers, and Vodafone does not keep pace with the low-carbon products and services offered by competitors, or rising business customer expectations for adhering to climate-related requirements.

Time horizon: Long term

(6) Greenwashing risk:

Risk of reputational damage, loss of revenue, and legal costs due to misleading claims. We may be exposed to litigation and penalties associated with unintentionally making misleading claims about the environmental impact of Vodafone (at a corporate reporting or brand communications level) or its products and services (at a product marketing level) or by failing to substantiate claims, which could lead to reputational damage.

Time horizon: Short term

Transition opportunity

(7) Customer enablement:

Opportunity for revenue growth from the sale of connectivity and new technology solutions (IoT and digital platforms) for business customers from digital connectivity, which is essential for the decarbonisation of industry across all sectors of the economy. For example, smart digital solutions will enable our enterprise customers to improve operational efficiency, minimise waste and manage resources.

Time horizon: Inconclusive

Note:

1.

As described in the Risk Management section of this report, these climate-related risks and opportunities have been prioritised based on their potential severity, likelihood and time horizon relative to the full range of climate-related risks and opportunities identified through our risk analyses. Their prioritisation does not indicate the significance of the risk or opportunity relative to other risk categories, nor does it indicate the significance of any impact on Vodafone’s financial position. We therefore refer to these as our ‘priority’, rather than ‘material’ risks.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	63

Climate-related risk continued

 Our scenario analysis

Scenarios	Description

1.5°C Paris- aligned scenario	– Global decarbonisation trajectory and policies implemented in line with achieving 1.5°C pathway by 2100.
– Uses Representation Concentration Pathway (‘RCP’) 2.6 Economic constraints aligned to Shared Socioeconomic Pathway 2 (‘SSP2’).

2°C scenario Paris upper limit scenario	– Global decarbonisation trajectory to the upper limit of the Paris agreement.
– Assumes Nationally Determined Contributions (‘NDCs’) are successfully delivered up to 2030. Post-2030, cost-effective emissions reduction measures are implemented.
– Uses RCP 4.5 (averaged between RCP 2.6 and RCP 8.5). Economic constraints aligned to SSP2.

4°C business-as- usual scenario	– Emissions continue to increase in line with current business-as-usual pathway, with no further climate policy intervention.
– Uses RCP 8.5. Economic constraints aligned to SSP2.

Time horizon	Physical scenarios	Link to business-planning horizons

Short term	0 to 3 years (to 2028)	Aligns with our enterprise risk management framework and long-range business-planning cycle.

Medium term	3 to 5 years (to 2030)	Aligned with timeframes used for internal planning purposes.

Long term	5 to 25 years (to 2050)	Aligned with planning horizons for long-lived infrastructure assets, in line with global targets for reaching net zero.

Category	Description	Our scenario analysis approach

Physical risks	Risks related to the physical impacts of climate change, both event driven (acute) and longer-term (chronic) shifts in climate patterns, and which may have financial implications for companies.	Quantitative scenario analysis of physical risks to Vodafone infrastructure assets by region (2025).

Transition risks

Growing external pressures to transition to a lower-carbon economy result in changes to the regulatory or market environment, in ways that could negatively impact company costs, revenue or market share.

Quantitative scenario analysis of transition risks at a global level (2025).

Opportunities	A shifting business landscape in a net zero world opens new market and investment opportunities.	High-level qualitative scenario analysis only (2024).

Our exposure to risks and opportunities across a range of scenarios

Our FY25 quantitative scenario analysis examines our climate risks and opportunities against three temperature pathways: 1.5°C (Paris-aligned), 2°C (Paris upper limit-aligned) and 4°C (business-as-usual).

Across the scenarios, our latest climate-related risk analysis indicates that Vodafone’s physical risk exposure may be relatively limited at a regional level across short- and medium-term time horizons, with the greatest potential exposure from coastal inundation and riverine flooding across the long-term time horizon in the 4°C scenario. At a group-level, in the 1.5°C and 2°C scenarios, some transition risks (in relation to energy costs, expectations of business customers and greenwashing risk) have the potential to be significant without existing or further mitigation.

Our latest risk analysis (including assessment of our current and planned mitigation activities) has identified one climate-related risk associated with greenwashing that has the potential to result in a financial impact to Vodafone in the short term. We have treated the analysis outcome with caution due to uncertainties in the risk modelling parameters, the constant developments in greenwashing legislation, the subjective nature of potential legal action and challenges in assessing likelihood. We have taken a conservative approach by assessing ‘greenwashing’ as having a potential material impact in the short term. We will continue to monitor the upcoming regulatory and policy environment as new information becomes available.

Our assessment identifies the risks associated with energy costs and business customer expectation could be financially material across the medium-term and long-term time horizons, respectively.

1.5°C Paris-aligned scenario

In the 1.5°C scenario, our exposure to physical climate risks is limited across the short-, medium-, and long-term time horizons. The global implementation of policies to achieve this pathway could result in higher exposure to energy costs and carbon pricing in the medium term, especially in Africa where our dependency on fossil fuels is currently greatest. In this scenario, the expectations of our business customers to decarbonise are highest. Failure to meet these expectations could put revenue at risk. Within this year’s assessment, we may see an elevated risk of penalties for ‘greenwashing’ as regulatory frameworks become more stringent, and consumers and other stakeholders demand greater transparency and substantiation of environmental claims. There may be market growth opportunities in this scenario as customers seek internet-enabled technology solutions to help adapt to physical changes in the climate.

2°C scenario Paris upper limit scenario

Exposure to both physical and transition risk is considered to be an average of that experienced in the 1.5°C and 4°C scenarios. Physical risk is considered limited across the short-, medium-, and long-term time horizons. Vodafone faces limited exposure to transition risk in relation to energy and carbon costs in the short- and medium-term time horizons and a limited exposure to business customer expectation risk across all time horizons. Transition risk related to ‘greenwashing’ is similar to that assessed for the 1.5°C scenario.

4°C business-as-usual scenario

In the 4°C scenario, in the short and medium term, exposure to physical risk remains limited. In the long term (beyond 2040), in absence of any further measures being implemented to build climate resilience, Vodafone could potentially experience higher levels of site damage from climate hazards, particularly coastal inundation and riverine flooding. Since there is no change to business-as-usual, this scenario results in no exposure to any transition risk.

64	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Climate-related risk continued

Building climate resilience into our business strategy

As a fixed and mobile network operator, we have a large number of assets and infrastructure spread over a wide geographical area in all of the markets in which we operate. This means that our business is exposed to climate change impacts and transition risks across Europe and Africa.

However, our analysis indicates that Vodafone’s underlying business model is relatively resilient to climate-related risk. Vodafone’s physical risk exposure is not expected to result in significant business interruption, cost or asset impairment, with a relatively limited range of impacts expected across the range of scenarios analysed, particularly in Europe. This is partly due to the level of resilience that is already built into our network infrastructure and because the majority of our assets (such as radio equipment) are relatively short-lived, with opportunity to adapt our network as part of our routine end-of-life equipment replacement programme. However, more widespread operational disruption (within both our own operations and in our value chain) due to extreme weather events and extreme heat can be expected over the medium- to long-term in the no policy action scenario, particularly in Africa.

Our CTP incorporates the management actions required to build resilience into our business in response to Vodafone’s priority climate-related risks and opportunities. Our latest analyses, outlined in this report, have informed the CTP activities that have been integrated into our long-range business and financial planning cycle. Governance and accountability have been put in place to monitor and manage the implementation of the CTP.

Click to read our Climate Transition Plan: vodafone.com/ctp

Resilience to physical risks

With regard to physical risk (which our scenario analysis indicates is relatively limited), Vodafone has insurance arrangements in place to cover loss or damage to assets from a range of natural disasters and weather-related events such as flooding, fires and storms (although these policies do not specifically refer to these as climate-related events). In recent years, we note that insurance claims have been made to cover damage to infrastructure. For example, in relation to flooding in Germany and storms in Italy and UK, these claims relate mostly to damage to our mobile access base station network, rather than our higher-value assets, such as data or technology centres, and are not considered to be financially material at this stage. Based on our analyses to date, we have not identified any material financial risks relating to the cost or availability of insurance as a result of climate change.

Protecting our infrastructure assets from being damaged or disrupted by climate-related weather events is central to the climate resilience of our business and network services. Mitigation measures are built into the key stages of each asset’s lifecycle, from acquisition to maintenance, and cover climate adaptation as well as damage response. During the acquisition of assets, including buildings and network equipment, we have policies and guidance in place to incorporate the assessment of environmental risks. Our internal technology resilience policy requires each critical asset to conduct a physical risk assessment annually, which includes evaluating environmental risks. Our business continuity procedures are implemented to minimise service disruption or operation downtime and limit revenue loss and damage to brand trust, such as re-routing traffic through alternative base stations in case an asset is damaged. We also have reactive measures in place related to asset maintenance, such as processes and teams dedicated to disaster recovery. Lastly, we have insurance policies designed to transfer any significant financial impact of physical risks, which cover claims on asset and contents loss and damage.

Building resilience into our operations and network infrastructure is a well-established part of our business-as-usual process, irrespective of whether climate change has been explicitly named as a primary risk driver. We intend to continue to build resilience to the physical risks of climate change and will continue to integrate any additional high-priority climate adaptation actions beyond our current planning, procurement, network resilience and business continuity practices into our business plans over the coming years.

Resilience to transition risks

Achieving decarbonisation in line with our published CTP will enable us to reduce our exposure to transition risks related to energy costs and the expectations of business customers, in both a 2°C and 1.5°C scenario.

Our analysis indicates that Vodafone has several existing and planned measures in place to manage transition risks faced by our business in the 2°C and 1.5°C scenarios. These include the strategic implementation of our CTP, programmes in preparation for compliance with forthcoming climate-related regulations and existing governance activities related to greenwashing, as well as other policies, procedures, and monitoring activities. The implementation of our risk management activities aims to manage and reduce the impact of the transition risks associated with climate change across all scenarios.

Read more about our Protect the Planet goals and strategy on pages 34 to 38

Realising opportunities

In both the 2°C and 1.5°C scenarios, there is a potential commercial growth opportunity from the sale of digital solutions or connectivity services that could help our customers to decarbonise their businesses. Digital connectivity can help to tackle environmental challenges by enabling technology solutions to support the clean energy transition and drive energy and resource efficiency across all sectors of the economy, from energy to transport, agriculture, buildings and manufacturing.

The 4°C scenario also presents growth opportunities from the sale of digital solutions and connectivity services that could help our customers adapt to more extreme physical changes in the climate.

However, due to data unavailability and a high degree of uncertainty in the extent to which the adoption of digital technology would be accelerated because of climate-related trends, our quantitative scenario analysis did not reach a definitive conclusion on the financial value of this opportunity.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	65

Climate-related risk continued

Risk management

The management of climate-related risks follows the process defined by our Group risk management framework, which is defined centrally and implemented in each of our markets. At an operational level, the Group Head of Risk and Head of Sustainable Business jointly coordinate the annual programme to identify and assess climate-related risk. Our approach to climate-related risk assessment is outlined below.

(1) Identify

To identify potential climate-related risks and opportunities, we review the relevant sources of information such as media articles, publications, industry peer disclosures and industry white papers, in addition to reviewing our previous analyses. We engage with relevant internal and external experts to gather views on the evolving nature of climate-related risks for the telecommunications sector and examples of any climate change impacts that might already be materialising. Through our qualitative analysis concluded in 2024, we identified seven climate-related physical and transition risks and opportunities that we have prioritised for our quantitative risk assessment and climate scenario analysis this year.

(2) Measure

Our climate-related risk assessment uses quantitative scenario analysis to assess the likelihood and impact severity across our full suite of physical and transition risks across our global footprint.

The severity of an impact is considered relative to the extent of potential financial impact through business drivers as well as damage to brand and corporate reputation. This year, we developed a quantitative model to deepen our understanding of the potential financial risk exposure over different time-horizons and temperature pathways. This risk model incorporates Vodafone’s greenhouse gas (‘GHG’) emissions data alongside economic forecasting and modelling, including sector growth, carbon price, energy mix and sector decarbonisation rates. It models the materialisation of potential costs, loss of revenue, asset impairment and business interruption in relation to each risk. This assessment provides us with a potential inherent risk faced by our business.

In assessing the likelihood of an impact, we consider the potential probability that it will materialise based on current trends, forecasts and projections, levels of uncertainty as well as current or planned mitigations that we have in place. This assessment provides us with a view of the residual risk exposure to climate change. Our FY25 scenario analysis process and outcomes are detailed under the strategy section of this report.

Our latest scenario analysis consolidates previous qualitative and quantitative analysis performed on our physical assets, combining into one place the assessments conducted regionally across Europe and Africa. We intend to review our scenario analysis annually to reflect the most up-to-date data and climate-related information and the results of our annual assessment will inform how we prioritise and manage the risks identified.

Read more about our definitions for scenarios and time horizons on page 63

(3) Manage

As part of our Group risk management framework, climate change is discussed and prioritised, relative to other risks, during the principal risk assessment process. For FY25, climate-related risk continues to be managed as a sub-risk of ESG risk because climate change is a key element of ESG and is managed holistically. In addition, this aligns with our internal governance structures for ESG, which encompasses all aspects of our Protecting the Planet and wider purpose strategy. ESG risk is considered to be a watchlist risk, partly due to the time horizon of climate-related risk being mostly outside the immediate three-year business planning cycle.

Read more about our ESG governance arrangements on page 31

We will continue to monitor ESG risk as this agenda continues to evolve in the coming years. In addition, due to the nature of the priority climate-related risks to our business and strategy, many elements are already captured in existing principal risks, such as extreme weather events leading to technology failure, adverse policy environment resulting in increased costs or increased energy costs arising due to adverse changes in macroeconomic conditions. This approach enables us to capture a more holistic picture of climate-related risks, both in the short term and long term.

As required by our Group risk management framework, once a risk is identified and assessed, a risk owner is responsible for developing and implementing the mitigating actions and controls. As such, we continue to incorporate the key mitigating actions for our highest priority climate-related risks and opportunities into our CTP and assign accountability to leaders in relevant business functions for risk management and monitoring.

Click to read our Climate Transition Plan: vodafone.com/ctp

(4) Assure and monitor

We use a three lines model to manage risks, as detailed in the Group risk management framework. Relevant assurance providers, such as control owners in the first and second line, are responsible for reviewing the policies, procedures and other relevant information to check whether the controls are effective and update them as necessary.

Read more about our Group risk management framework on pages 55–60

(5) Report

As described in the Governance section of this report, the reporting of our climate-related risks is integrated into our Group risk management framework and processes, which are overseen by the ARC. The Group risk team reports Vodafone’s principal risks, watchlist risks and emerging risks to the ExCo and the Board, including any material climate-related risks that are identified through risk analyses. During the year, if climate-related risks are identified at operational level, they are reported to the local risk and compliance committee within each market and escalated to the Group RCC if required.

Read more about our climate governance arrangements on pages 61–62

We publish an annual, external disclosure on Vodafone Group’s climate-related risks and opportunities, as enclosed within this report. In addition, Vodacom Group publishes a standalone report, which also discloses details of our climate-related risk and opportunity assessment for our markets in Africa.

Click to read Vodacom Group’s latest TCFD report: vodacom.com/reporting-centre.php

66	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Climate-related risk continued

Metrics and targets

Following completion of our quantitative scenario analysis of our full suite of priority climate-related risks and opportunities, we are now able to estimate and monitor the financial value associated with both our physical and transition climate-related risks. This enables us to deepen our understanding of our exposure to the financial risks from climate change, using scenario analysis as a tool for risk management, planning and decision making.

We have set targets to reduce GHG emissions from both our own operations and across our full value chain. In FY24, we set region-specific net zero targets for our operational emissions (Scope 1 and 2) in recognition that the transition pathway and challenges are fundamentally different in Europe and Africa. Although our transition pathways differ by region, we maintain our overall Science Based Targets initiative (‘SBTi’)-approved near-term science-based target1 to reduce the emissions from our own operations (Scope 1 and 2) by at least 90% by 2030 across our global business, against a FY20 baseline.

Note:

1.	Targets set for achievement within 5–10 years, in line with methodologies defined by the Science Based Targets initiative.

The Protecting the Planet section of our Annual Report, together with our ESG Addendum and Methodology document, details our approach to measuring and reducing GHG emissions. We measure and report our Scope 1, 2 and 3 emissions (including all 15 categories of Scope 3).

We also have metrics in place to measure energy use; one of the key underlying factors in our exposure to climate-related transition risk. This year, we defined and put in place additional metrics to monitor our progress in delivering our CTP. For example, we began measuring the proportion of our energy that is contracted from power purchase agreements, which can help to mitigate our exposure to rising energy and carbon costs by providing greater long-term price certainty.

We report annually on the carbon emissions avoided using our digital solutions, which relates to our customer enablement opportunity, as included within our ESG Addendum.

Read more about our climate metrics and targets in the Protecting the Planet section on pages 34 to 38

Click to read our ESG Methodology document: investors.vodafone.com/esgmethodology

Climate-related considerations are factored into our executive remuneration, by way of an annual emission reduction target. This is linked to our near-term science-based target to reduce the emissions from our own operations (Scope 1 and 2) by at least 90% by 2030 across our global business, against a FY20 baseline. 5% of the executive long-term incentive plan is linked to this climate metric.

We continue to progress with establishing metrics and targets for all parts of our CTP, including progress measures for initiatives relating to our full suite of climate-related physical and transition risks. Our CTP also outlines the areas of uncertainty, dependency on key external factors and risks to the delivery of our targets.

Although we are not yet disclosing metrics and performance against targets for our full suite of climate-related risks, this year we have embarked on establishing definitions for new metrics identified and have begun to develop data collection processes and controls, which will support data quality in any future disclosure of metrics and associated targets.

Read more about how ESG is incorporated into our Remuneration Policy on page 105

Click to read more about our ESG Addendum, including how we measure carbon enablement: investors.vodafone.com/esgaddendum

Read more about our approach to enablement on our website: vodafone.com/enablement

Click to read our Climate Transition Plan: vodafone.com/ctp

Climate-related risk metrics

Climate-related risk metrics	2025	2024	2023

Total Scope 1 and Scope 2 emissions (market-based) (million tonnes CO2e)	0.27	0.69	0.92

Scope 3 emissions (million tonnes CO2e)[1]	6.61	7.17	8.21

Energy use (gigawatt hours)	5,453	5,271	5,107

Notes:

1.

Data for 2024 and 2023 has been restated to reflect changes to our methodology for calculating Scope 3 emissions, see our ESG Addendum and Methodology document for more information: investors.vodafone.com/esgmethodology.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	67

Governance at a glance Leadership, governance and engagement

The Board continues to champion best practice for independence and ethnic diversity and keeps the balance of skills, knowledge and experience on the Board under regular review.

Note: As at 31 March 2025.

Compliance with the 2018 UK Corporate Governance Code (the ‘Code’)

In respect of the year ended 31 March 2025, Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows:

Board leadership and Company purpose	Read more

Long-term value and sustainability	pages 30–54, 59

Culture	pages 14–18, 42, 78

Board activities and decisions	pages 79–81

Shareholder engagement	pages 11–13, 69, 81

Other stakeholder engagement	pages 11–13, 69, 78, 81

Conflicts of interest	page 84

Role of the Chair	page 72

Division of responsibilities	Read more

Non-Executive Directors	pages 72–76

Independence	pages 67, 84

Composition, succession and evaluation	Read more

Appointments and succession planning	pages 73–74, 83, 84

Skills, experience and knowledge	pages 67, 69, 73–76

Length of service	pages 67, 73–76

Evaluation	pages 69–71, 82

Diversity	pages 14–16, 67, 69, 81, 85

Remuneration	Read more

Policies and practices	pages 94–112

Alignment with purpose, values and long-term strategy	pages 94–112

Independent judgement and discretion	pages 95, 107–108

Disclosure Guidance and Transparency Rules

We comply with the Corporate Governance Statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this ‘Governance’ section of the Annual Report together with information contained in the ‘Shareholder information’ section on pages 223 to 226.

68	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Chair’s governance statement

Effective corporate governance is integral to the successful execution of Vodafone’s strategy and long-term success

Dear shareholders,

On behalf of the Board, I am pleased to present the Corporate Governance Report for the year ended 31 March 2025.

This report provides details about the Board and an explanation of our individual roles and responsibilities. It also provides an insight into the activities of the Board and Committees over the year and how we seek to ensure the highest standards of corporate governance remain embedded throughout the Company, underpinning and supporting our business and the decisions we make.

The year in review

This year, we have continued to progress and implement the strategic transformation plans focused on three priorities: Customers, Simplicity and Growth. Vodafone has seen a lot of transactional activity in the last two years to right-size our portfolio, and I would like to give great thanks to my fellow Directors, the executive team, and the people of Vodafone for their spirit, ambition and hard work. I’m confident that the completion of the last step in our portfolio transformation will help us to move forward with our roadmap and achieve our vision of becoming a new generation connectivity and digital services provider for Europe and Africa.

Strategic activity

Throughout the financial year, strategic activity remained a key focus for Vodafone. On 31 May 2024, we announced that the sale of Vodafone Spain to Zegona had completed for €4,069 million in cash (subject to closing accounts adjustments) and up to €900 million of non-cash consideration in the form of redeemable preference shares. Following which, our new capital allocation framework was approved and a share buyback programme commenced to return up to €2 billion to shareholders.

This year we also announced our expanded partnership with Google, which will bring new services, devices and TV experiences to millions of our customers across Europe and Africa, supported by Google Cloud and Google’s Gemini models.

In October 2024, in accordance with the strategic partnership agreement, Accenture invested into our shared operations business, which will accelerate growth, enhance customer services and drive significant efficiencies for Vodafone and our partner markets.

In December 2024, following constructive engagement between the parties, we announced that the UK Competition and Markets Authority had approved the proposed combination of our UK telecommunication business with Hutchison Group Telecom Holdings Limited. The merger of Vodafone Limited and Hutchinson 3G UK Limited completed on 31 May 2025. The merger is great for customers, great for the country and great for competition.

On 31 December 2024, we were pleased to announce the completion of the sale of Vodafone Italy to Swisscom AG for €7.9 billion in cash. The transaction was the final key step to reshaping our European footprint and allows us to focus on growing markets, with strong positions and local scale. The sale will create significant value for Vodafone and ensures the business maintains its leading position in Italy, which has been built through the dedicated commitment of our colleagues to serving our customers over many years.

The completion of these transactions puts us in a stronger position to grow in all markets in line with our vision.

The Board has kept the performance in Vodafone Germany under review throughout the year and monitored progress against the turnaround plan.

Deep-dive reviews of key operational functions and programmes in Vodafone Germany and between Germany and Group have also taken place, with the January Board and Committee meetings being held over a dedicated two day visit to Germany. The Board met with the leadership team and undertook an extensive review to gain a deeper level of insight into the status, challenges and progress of the turnaround plan. Whilst we anticipate the recovery to take time due to increasing competitive pressure and a worsening market environment, we are confident in the turnaround plan we have in place. We have seen the first clear signs of improvement which we expect to grow and build momentum in the coming fiscal years.

Culture and strategy

Our purpose ‘Everyone.Connected’ is at the core of our strategy and has guided actions at every level throughout the year. The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the ‘Spirit of Vodafone’ and it is a key component of the organisational transformation we are driving, to deliver our strategy and establish a customer-first culture. We recognise the significance of an inclusive environment where everyone has the opportunity to thrive and belong. A more motivated and productive workforce is integral to delivering our three strategic priorities: Customers, Simplicity and Growth. The Board receives regular updates from management and our workforce engagement leads on employee engagement and the ‘Spirit of Vodafone’, which enables it to make informed decisions where appropriate.

Board composition

We announced on 7 May 2025 that Luka Mucic would step down as Group Chief Financial Officer and as a Director of the Company, no later than early 2026 to pursue an external opportunity in Germany. A rigorous search is being conducted to find a suitable successor.

The Board, together with the Nominations and Governance Committee, has continued to monitor the composition and skills of the Board with a focus on succession planning for our Non-Executive Directors as several scheduled retirements are anticipated over the next few years.

I am delighted that following a thorough search process, Simon Dingemans joined the Board on 1 January 2025 as a Non-Executive Director, and a member of the Audit and Risk Committee with effect from the same date. Simon is a highly regarded business leader with extensive financial, operational and strategic experience, and will be an excellent addition to the Board, and Audit and Risk Committee. Following Simon’s appointment earlier this year, a full induction programme is underway, including meetings with executives leading our businesses and functions. Simon will stand for election at the 2025 Annual General Meeting (‘AGM’).

We announced on 2 April 2025 that Anne-Françoise Nesmes will be appointed as a Non-Executive Director and join the Audit and Risk and ESG Committees with effect from the conclusion of the 2025 AGM, subject to shareholder approval. Anne-Françoise is highly experienced, commercially orientated and brings a wealth of financial expertise from several international organisations. She has a strong focus on strategy, IT, regulation and shared services and I am delighted to welcome her to the Board. Further details on Anne-Françoise’s induction programme will be reported in next year’s annual report.

Following completion of nine years’ service, David Nish will not be seeking re-election at the 2025 AGM and will be retiring as a Board member, Senior

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	69

Chair’s governance statement continued

Independent Director and Chair of the Audit and Risk Committee with effect from the conclusion of the meeting. I would like to take the opportunity to thank David Nish for his outstanding service to the Company.

In light of these composition changes and following a review of committee memberships, I am pleased to report a number of changes that will come into effect from the conclusion of the 2025 AGM. Simon Segars, Non-Executive Director, will be appointed Senior Independent Director and will also join the Nominations and Governance Committee. Simon Dingemans, Non-Executive Director, will be appointed as Chair of the Audit and Risk Committee and member of the Remuneration Committee. Michel Demaré, Non-Executive Director will cease to be a member of the Nominations and Governance Committee. Christine Ramon, Non-Executive Director will cease to be a member of the ESG Committee and will join the Remuneration Committee. Delphine Ernotte Cunci, Non-Executive Director will cease to be a member of the Remuneration Committee and will join the Nominations and Governance Committee.

Executive Committee

There have also been changes to the Executive Committee during the year. Marika Auramo was appointed CEO Vodafone Business on 1 July 2024 and joined the Group Executive Committee with effect from the same date. Aldo Bisio stepped down as CEO Vodafone Italy and Group Executive Committee Member on 15 November 2024 to pursue an external opportunity. Guillaume Boutin was appointed as CEO Vodafone Investments & Strategy and joined the Group Executive Committee in May 2025. Serpil Timuray will be leaving Vodafone at the end of June 2025 to pursue external opportunities. We thank Serpil for her commitment and significant contribution to Vodafone over the last 15 years.

Diversity

We remain committed to having a Board that is diverse in all respects. With support from the Nominations and Governance Committee, we continue to monitor requirements and best practices and are proud to have a female in position as Group Chief Executive. Whilst we do not currently meet the gender targets requiring Boards to comprise of at least 40% women as at 3 June 2025, the percentage is temporary and a result of ensuring appropriate succession planning and the handover of responsibilities. We anticipate this increasing to 46% on 29 July 2025 following the conclusion of the AGM whereby David Nish will step down as a Board member, following nine years’ service, and subject to shareholder approval, Anne-Françoise Nesmes will be appointed as a Non-Executive Director.

We exceed the Parker Review target to have at least one Director from a minority ethnic group. As at 31 March 2025, 23% of our global senior leadership team are from ethnically diverse backgrounds and we continue to strive towards the target for 25% by 2030.

We strongly believe that these diversity targets are not just an end goal, but a continuous journey, as we endeavour to increase diversity on our Board, in all its forms.

Skills

The recent changes in composition have strengthened the Board dynamic and provided valuable technology and telecoms expertise and demonstrated that diversity, skills and knowledge are effectively regarded when composition is considered. The appointment of Simon Dingemans on 1 January 2025 and the anticipated appointment of Anne-Françoise Nesmes, will continue to strengthen the Board’s expertise in finance, operations and strategy to achieve our priorities and deliver long-term value to shareholders. The Board and I believe our composition, with highly relevant sector expertise, makes us well placed to advise and provide management oversight.

Evaluation

This year, the Board undertook an external evaluation led by Manchester Square Partners, an independent advisory firm. Manchester Square Partners developed a framework outlining suggested areas for discussion covering numerous areas. The review process was undertaken from September 2024 to January 2025 and the one-on-one meetings with Directors took an informal conversational approach. The findings were collated and presented to the Nominations and Governance Committee and the Board at their January 2025 meetings. I am delighted to report that there was a clear consensus that the Board is very effective in working together as a cohesive unit and continues to improve following actions identified in previous years. A number of strengths were identified as well as key areas for focus during the year ahead, further detail of which can be found later in this report.

Stakeholder engagement

The Board is committed to understanding the views of all Vodafone stakeholders to guide our decision-making process. We acknowledge that Vodafone’s success relies on the Board making decisions that benefit our shareholders while considering the interests of all stakeholders.

Throughout the year, I have met with institutional shareholders both virtually and in person. In March 2025, I had individual meetings with a number of the Company’s largest shareholders and engaged on topics such as Board composition and shape of the Group. Further resources were made available to individual shareholders during the year, such as online presentations hosted by Investor Meets Company. I have also met senior political leaders, including as the Chair of the European Round Table for Industry. This has involved presidents and prime ministers across Europe and at supranational organisations such as the European Commission, the European Council and the European Parliament.

This year we have continued with our chosen workforce engagement approach, with Delphine Ernotte Cunci and Christine Ramon acting as Workforce Engagement Leads. They have gathered the views of employees through employee consultative committees across our European and African markets. Key discussion topics included changes to our commercial portfolio; M&A activities; GenAI developments; people engagement; and, hybrid working.

The 2024 Annual General Meeting (‘AGM’) was held at Vodafone UK’s headquarters in Newbury, Berkshire and was available to watch live via a webcast for those shareholders who were unable to attend in person. Shareholders were able to pre-submit questions or, if attending in person, ask questions on the day, for consideration by the Directors at the meeting. We intend to hold the 2025 AGM in the same format.

Click to read more about the AGM: vodafone.com/agm

The year ahead

A key focus for the Board and me will be the appointment of a new Group Chief Financial Officer and supporting that individual as they step into the role.

The Board will continue to strive for sustainable value creation and will monitor the Company’s progress in executing Vodafone’s strategy, focusing on Customers, Simplicity and Growth. The Board will keep under review the Group’s strategy, adapting it to anticipate or respond to opportunities and risks in the markets in which we operate. Progress against our turnaround plan for Vodafone Germany will also remain a key focus.

We continue to champion best practice and we look forward to providing an update on compliance with the provisions in force under the 2024 UK Corporate Governance Code next year.

Thank you for your continued support.

Jean-François van Boxmeer

Chair of the Board

70	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance Our governance structure Our governance structure facilitates effective decision-making and supports the successful delivery of our strategy.

The Board

The Board comprises the Chair, Senior Independent Director, Non-Executive Directors, the Group Chief Executive and the Group Chief Financial Officer. Our Non-Executive Directors bring independent judgement, and wide and varied commercial, financial and industry experience to the Board and Committees.

A summary of each role can be found on page 71

Biographies of Board members can be found on pages 73–76

Board meetings are structured to allow open discussions. At each meeting, the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting.

Read more about the Board’s activities during the year on pages 79–81

The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term and has oversight of cultural and ethics programmes. The Board’s responsibility includes delivery of strategy and business performance.

The Board also retains responsibility for the Group’s operations and the effectiveness of systems of internal control and risk management, including climate-related risks and opportunities, accounting and compliance (including determining the appropriate level of risk exposure, management and mitigation for the Group). It is also responsible for matters relating to finance, audit, reputation, listed company management, corporate governance, remuneration and effective succession planning, much of which is overseen through its principal Committees.

The Executive Committee

The Executive Committee comprises Margherita Della Valle, the Group Chief Executive, and Luka Mucic, Group Chief Financial Officer, together with a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal matters. Committee members also include the Executive Chairman Vodafone Germany and CEO European Markets, CEO Vodafone Investments & Strategy, CEO Vodacom Group, Group Chief Network Officer and CEO of Vodafone Business.

Led by the Group Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements.

Details of the Executive Committee members and their range of experience, skills and expertise can be found on page 77. Some members also hold external non-executive directorships, giving them valuable board experience.

Biographies of the Executive Committee can be found on page 77

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	71

Governance continued

Board Committee roles

Committee	Role and focus

Audit and Risk Committee	–	Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities.
	–	Monitors the integrity of financial statements, reviews significant financial reporting judgements, and advises the Board on fair, balanced and understandable reporting and the long-term viability statement.
	–	The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including the approval of their content.

Read more on pages 86–91

Nominations and Governance Committee	–	Evaluates Board composition and ensures Board diversity and a balance of skills, as well as experience in ESG matters.
	–	Reviews Board and Executive Committee succession plans to maintain continuity of skilled resources.
	–	Oversees matters relating to corporate governance.

Read more on pages 83–85

Remuneration Committee	–	Sets, reviews and recommends the policy on remuneration of the Chair, executives and senior management team.
	–	Monitors the implementation of the Remuneration Policy.
	–	Oversees general pay practices across the Group.

Read more on pages 94–112

ESG Committee	–	Oversees the ESG programme and monitors the purpose agenda in relation to empowering people, protecting our planet and ensuring that Vodafone acts with integrity.
	–	Monitors progress against key performance indicators and external ESG index results.
	–	Oversees progress on ESG commitments and targets.
	–	The Committee also has joint responsibility, with the Audit and Risk Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and ESG Addendum, including the approval of their content.

Read more on page 93

Technology Committee	–	Supports the Board with fulfilling its oversight of the Company, specifically how technology underpins Company strategy, including assessing risks and exploring innovations for future growth.
	–	Monitors technology development, innovation, risks, disruptors and mitigations.
	–	Reviews technology supply chains, partnerships and external relationships.

Read more on page 92

Management Committee roles

Committee	Role and focus

Risk & Compliance Committee	–

Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and policy compliance. The Committee reviews risk assessments and management processes, conducts deep-dives as necessary and maintains an overview of risk management and compliance to report to the Audit and Risk Committee.

ESG and Reputation Steering Committee	–	Assists the Executive Committee with the effective coordination of ESG and purpose activities and advises on reputational risks and policy matters.

AI Governance Board	–	Oversees the Generative AI transformation and strategic vision, and identifies and approves the key programmes and initiatives to deliver the strategy.

Simplicity Board	–

Assists the Executive Committee in fulfilling its accountabilities with regard to simplicity programme activity decisions, with a specific focus on Group-wide, cross functional and multi-market initiatives.

Capital Decision Board	–	Assists the Executive Committee in fulfilling its accountabilities with regard to capital allocation decisions, with a specific focus on Group-wide, cross functional and multi-market initiatives.

Business Decision Board	–	Assists the Executive Committee in fulfilling its accountabilities with regard to business growth decisions, with specific focus on Group-wide, cross-functional and multi-market initiatives.

National Security Committee	–	Oversees the capabilities to deliver on sensitive contracts where there are potential UK national security implications.

Entities Nominations Committee	–

Reviews the composition of material subsidiary boards and Vodafone representatives on joint venture and other investments and approves the appointment or nominations of Vodafone representatives to joint venture investments and other entities to ensure the appropriate mix and diversity of capabilities and talent.

Disclosure Committee	–	Oversees the accuracy, timeliness and materiality of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information.

72	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued

Division of responsibilities

Independent Non-Executive Directors

Chair

Jean-François van Boxmeer

–

Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor and challenge management, guiding them and the Board to take sound decisions;

–	Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors without the Executive Directors present;
–	Regularly meets with the Group Chief Executive and other senior management to stay informed;
–	Ensures effective communication with shareholders and other stakeholders;
–	Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties;
–	Promotes and safeguards the interests and reputation of the Company; and
–	Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public.

Senior Independent Director

David Nish

(Until the conclusion of the AGM on 29 July 2025. Simon Segars will be appointed with effect from the same date)

–	Provides a sounding board for the Chair and acts as a trusted intermediary for the Directors as required;
–	Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair’s performance, and communicates the results to the Chair; and
–	Together with the Nominations and Governance Committee, leads an orderly succession process for the Chair.

Non-Executive Directors

–	Monitor and challenge the performance of management;
–	Assist in development, approval and review of strategy;
–	Review Group financial information and provide advice to management;
–	Engage with stakeholders and provide insight as to their views, including in relation to the workforce and the culture of Vodafone; and
–	As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management.

Workforce Engagement Leads

Delphine Ernotte Cunci and Christine Ramon

–

Engage with the workforce in key regions where the Group operates, answer direct questions from workforce-elected representatives, and provide the Board with feedback on the content and outcome of those discussions.

Executive Directors

Group Chief Executive

Margherita Della Valle

–

Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public, and enhances the Group’s reputation;

–	Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee;
–	Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders;
–	Recommends remuneration, terms of employment and succession planning for the senior executive team;
–	Manages the Group’s risk profile and ensures appropriate internal controls are in place;
–	Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and
–	Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company.

Chief Financial Officer

Luka Mucic

–	Supports the Chief Executive in developing and implementing the Group strategy;
–	Leads the global finance function and develops key finance talent;
–	Ensures effective financial reporting, processes and controls are in place;
–	Recommends the annual budget and long-term strategic and financial plan;
–	Oversees Vodafone’s relationships with the investment community; and
–	Leads on supply chain management, including Vodafone Procure & Connect.

Click to read more about the Board’s role and responsibilities, matters reserved and the terms of reference for each Board Committee: vodafone.com/board

Read more about our Board Committees, together with details of their activities, on pages 82–96

Company Secretary

Company Secretary

Maaike de Bie

–	Ensures the necessary information flows between the Board and Committees, and between senior management and Non-Executive Directors, in a timely manner;
–	Supports the Chair in ensuring the Board functions efficiently and effectively, and assists the Chair with organising Director induction and training programmes;
–	Provides advice and keeps the Board updated on all corporate governance developments; and
–	Is a member of the Executive Committee.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	73

Governance continued

Our Board

Our business is led by our Board of Directors. Biographical details of the Directors as at 3 June 2025 are provided below.

External appointments listed are only those required to be disclosed pursuant to UK Listing Rule 6.4.

Read full biographies vodafone.com/board

Jean-François van Boxmeer
Chair – Independent on appointment

Tenure: 4 years

Career and experience

Jean-François was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa.

Skills and attributes which support strategy and long-term success

–

Extensive international experience in driving growth through both business-to-business and business-to-consumer business models, both of which are integral components of the Company’s strategy and long-term success.

–

Skilled communicator with a strong track record of developing stakeholder relations and overseeing governance in the context of a large global organisation, which, in his capacity as Chair of the Board, continues to be of great value to the Company.

External appointments

–	Heineken Holding N.V., non-executive director

Margherita Della Valle
Group Chief Executive – Executive Director

Tenure: 2 years (as Group Chief Executive)

Career and experience

Margherita’s previous roles within Vodafone were Group Chief Financial Officer from 2018 to 2023, Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller, Chief Financial Officer for Vodafone’s European region and Chief Financial Officer for Vodafone Italy. After moving to a Group finance position in 2007, Margherita established several shared operations functions, which provide a portfolio of services spanning IT operations, customer care, supply chain management, human resources and finance operations to 28 partners in other markets.

Skills and attributes which support strategy and long-term success

–	Strong commercial and operational leadership with expert knowledge of the global telecommunications landscape after close to three decades of direct industry experience.
–	Considerable corporate finance and accounting experience, translating into expert knowledge of capital allocation, operational efficiency and investment appraisal.

External appointments

–	Reckitt Benckiser Group Plc, non-executive director and member of the audit committee

Committee key

Audit and Risk Committee	Technology Committee

ESG Committee	Committee Chair

Nominations and Governance Committee	Member

Remuneration Committee

Luka Mucic
Group Chief Financial Officer – Executive
Director

Tenure: 1 year

Career and experience

Luka was the Chief Operating Officer of SAP SE from 2014 to 2017 and its Chief Financial Officer from 2014 until 31 March 2023. During these roles, he was responsible for SAP’s group-wide finance, legal, data protection, procurement, audit, risk management, security, IT, and process management functions. Luka began his career at SAP in 1996 and has held a series of management positions within the global finance and administration division.

Skills and attributes which support strategy and long-term success

–	Strong commercial and operational leadership with expert knowledge of the global finance landscape after gaining substantial direct industry experience.
–	A background in finance, legal, audit, risk management and IT allow Luka to act as a balanced and highly knowledgeable sounding board in technical Board discussions.

External appointments

–	Heidelberg Materials AG, supervisory board member and chair of the audit committee

David Nish
Non-Executive Director and Senior
Independent Director

Tenure: 9 years

Career and experience

David was Group Finance Director of Scottish Power Plc from 1999 to 2005 having joined the company as Deputy Finance Director in 1997. Additionally, he was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015 having joined the company as Group Finance Director in November 2006. Previous non-executive positions held by David include boards of HSBC Holdings Plc, London Stock Exchange Group Plc, Zurich Insurance Group Ltd, UK Green Investment Bank plc, Northern Foods Plc, Thus Plc, HDFC Life (India) and Royal Scottish National Orchestra.

Skills and attributes which support strategy and long-term success

–	Wide-ranging operational and strategic experience as a senior leader and a deep understanding of financial and capital markets.
–	Significant finance experience, bringing strong direction as the Chair of the Audit and Risk Committee through a focus on the risk and control environment and Group resilience.

External appointments

N/A

Upcoming Board and Committee Composition Changes

David Nish will not be seeking re-election at the 2025 Annual General meeting and will therefore retire from the Board at the conclusion of the meeting on 29 July 2025. The Company announced on 2 April 2025 that with effect from the conclusion of the 2025 AGM, Simon Segars will be appointed Senior Independent Director and member of the Nominations and Governance Committee. Simon Dingemans will be appointed as Chair of the Audit and Risk Committee and member of the Remuneration Committee. Michel Demaré will cease to be a member of the Nominations and Governance Committee. Christine Ramon will cease to be a member of the ESG Committee and become a member of the Remuneration Committee. Delphine Ernotte Cunci will cease to be a member of the Remuneration Committee and become a member of the Nominations and Governance Committee. Luka Mucic will step down as Group Chief Financial Officer and as a Director of the Company, no later than early 2026.

74	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued Our Board continued

Read full biographies vodafone.com/board

Stephen A. Carter CBE
Non-Executive Director

Tenure: 2 years

Career and experience

Since becoming Group CEO of Informa plc in 2013, Stephen has led Informa plc through a transformation into an international leader in B2B events, digital services and academic markets. Prior to Informa, Stephen was President and Managing Director at Alcatel-Lucent, and also served a term as the founding CEO of Ofcom. After Ofcom, Stephen served as Chief of Strategy to the UK’s Prime Minister, and then as a Minister of State for Communications, Technology & Broadcasting.

Skills and attributes which support strategy and long-term success

–	Track record of value creation, with specific experience in the telecoms and media sectors.
–	Experience in public policy, government affairs and regulatory engagement, which is invaluable in relation to the highly regulated environment within which the Company operates.

External appointments

–	Informa Plc, group chief executive
–	Informa TechTarget Inc, non-executive director[1]

Note:

1.	Please note this external appointment is part of the Informa Group.

Michel Demaré
Non-Executive Director

Tenure: 7 years

Career and experience

Michel began his career at Continental Bank SA, Belgium, before spending 18 years with The Dow Chemical Company in several finance and strategy responsibilities in Benelux, France, the US and Switzerland. He was Chief Financial Officer Europe for Baxter International from 2002 to 2005, and Chief Financial Officer at ABB Group from 2005 to 2013. He also served as Interim CEO of ABB during 2008. He was independent vice-chairman at UBS Group from 2009 to 2019, and vice-chairman/ chairman of Syngenta AG from 2013 to 2017.

Skills and attributes which support strategy and long-term success

–	Proven multinational business leader with substantial international finance, strategy and M&A experience.
–	Highly skilled in governance and corporate stewardship, which Michel brings both to the Board and to each of the Committees of the Company on which he sits.

External appointments

–	AstraZeneca Plc, non-executive chair, chair of the nomination and governance committee and member of the remuneration committee

Committee key

Audit and Risk Committee	Technology Committee

ESG Committee	Committee Chair

Nominations and Governance Committee	Member

Remuneration Committee

Simon Dingemans
Non-Executive Director

Tenure: <1 year

Career and experience

From 2011 to 2019, Simon was Group Chief Financial Officer of GlaxoSmithKline plc. Prior to GSK, Simon worked in investment banking for over 25 years at SG Warburg and then Goldman Sachs, where he was a Partner for a decade advising a broad range of leading UK and European companies across a number of sectors. Simon previously served as Chairman of the Financial Reporting Council.

Skills and attributes which support strategy and long-term success

–	Proven history of delivering extensive transformation and restructuring efforts to improve organisational performance.
–

Extensive financial, operational and strategic experience, which is a valuable addition to the Board to drive the execution of the Company’s strategy to achieve our commercial priorities and deliver long-term value to our shareholders.

External appointments

–	WPP Plc, non-executive director and member of the audit committee

Hatem Dowidar
Non-Executive Director

Tenure: 1 year

Career and experience

Hatem brings over 30 years of experience in multinational companies and more than 25 years of these within the telecommunications industry across various leadership positions. Prior to joining e& Group in September 2015, Hatem held various leadership positions at Vodafone including Group Chief of Staff, Group Core Services Director, CEO of Vodafone Egypt and CEO of Partner Markets.

Skills and attributes which support strategy and long-term success

–	Highly skilled strategist and visionary, with experience leading several ground-breaking strategic programmes.
–	Extensive corporate governance experience through representation as chair and board member on several corporate boards within and outside the telecommunications industry.

External appointments

–	Etihad Etisalat Company (Mobily), non-executive director[1]
–	Maroc Telecom, non-executive director[1]
–	BlackRock Frontiers Investment Trust Plc, non-executive director

Note:

1.	Please note these external appointments are part of the e& Group.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	75

Governance continued Our Board continued

Read full biographies vodafone.com/board

Delphine Ernotte Cunci
Non-Executive Director and Workforce Engagement Lead

Tenure: 2 years

Career and experience

Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Delphine was appointed for a third consecutive five-year term in May 2025, the first time this has happened to an incumbent President. Prior to that, Delphine spent 26 years at Orange S.A., where she became Deputy CEO in 2010 and led the successful turnaround of Orange France.

Skills and attributes which support strategy and long-term success:

–

Considerable experience in the telecoms sector and, more recently, in media and technology, which enhances Board understanding of trends relevant to the Company’s operations and the wider European regulatory environment.

–

Sound technical skills fostered by Delphine’s engineering background and distinguished career at Orange provide a firm grounding to the Board’s evaluation of specific opportunities within the telecoms and connectivity space.

External appointments

N/A

Deborah Kerr
Non-Executive Director

Tenure: 3 years

Career and experience

Deborah is Managing Director at Warburg Pincus, where she serves as Co-head of Value Creation. Deborah has previously held senior executive roles and non-executive appointments across a range of sectors, including senior executive roles at Sabre, Fair Isaac Corp, and Hewlett-Packard Company, where she was Chief Technology Officer for HP’s Enterprise Services operations. Deborah has also held non-executive roles at International Airline Group, the airline conglomerate, DH Corporation, a global fintech solutions and service provider, and Mitchell International Inc. a privately owned global technology business.

Skills and attributes which support strategy and long-term success

–	A wealth of technological expertise, including an understanding of complex digital transformations, which continues to be central to the next phase of the Company’s growth.
–

Detailed knowledge of the technology market, which, in the context of her role as a member of the Audit and Risk Committee, affords insights into the risk profile of the Company as well as the sectors and markets within which it operates.

External appointments

–	NetApp, INC. non-executive director and member of the audit committee

Committee key

Audit and Risk Committee	Technology Committee

ESG Committee	Committee Chair

Nominations and Governance Committee	Member

Remuneration Committee

Maria Amparo Moraleda Martinez
Non-Executive Director

Tenure: 7 years

Career and experience

Amparo joined IBM in 1988 and spent more than 20 years with the company, becoming President of IBM Southern Europe in 2005. In 2009, Amparo joined Iberdrola S.A. where she was Chief Operating Officer of the International Division until 2012. Amparo is a member of the Royal Academy of Economic and Financial Sciences and was inducted into the Women in Technology International Hall of Fame in 2005.

Skills and attributes which support strategy and long-term success

–	A background in engineering, IT and technology equip Amparo with significant experience and the ability to provide valuable contributions during technical Board discussions.
–	Corporate social responsibility experience and her experience as a champion of inclusion and diversity are significant assets in the context of her role as Chair of the Company’s ESG Committee.

External appointments

–	Airbus Group, senior independent director, chair of the remuneration, nomination and governance committee and member of the sustainability, ethics & compliance committee
–	CaixaBank, non-executive deputy chair and chair of the nominations & sustainability committee
–	A.P. Moller-Maersk, non-executive director, member of the energy transition committee and member of the audit committee

Christine Ramon
Non-Executive Director and Workforce Engagement Lead

Tenure: 2 years

Career and experience

Until recently Christine was Chief Financial Officer and executive director of AngloGold Ashanti Ltd, a global gold mining company. Prior to AngloGold Ashanti, she was Chief Financial Officer of Sasol Ltd, a South African energy and chemicals company. Christine was also a former Chief Executive Officer at Johnnic Holdings Ltd and had worked at Pepsi as a Financial Controller. Christine has held non-executive director roles at the International Federation of Accountants, MTN Group Ltd, Lafarge S.A., and Transnet SOC Ltd.

Skills and attributes which support strategy and long-term success

–	Considerable experience of African markets, which will provide invaluable oversight to the Company’s ESG programme, sustainability and responsible business practices.
–	Up-to-date investor relations experience and strong ambassadorial skills developed through a distinguished executive career to date.
–	Highly experienced corporate finance executive with extensive board expertise. This will supplement the Board’s financial, commercial and strategic expertise.

External appointments

–	Clicks Group Limited, non-executive director, chair of the audit & risk committee and member of the nomination committee
–

Discovery Limited, non-executive director, member of the audit committee, member of the social and ethics committee, member of the remuneration committee and member of the treating the customers fairly sub-committee

76	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued Our Board continued

Read full biographies vodafone.com/board

Simon Segars
Non-Executive Director

Tenure: 2 years

Career and experience

Simon was previously the CEO of Arm Ltd., the global leader in the development of semiconductor intellectual property. He successfully led the business from 2013 to 2022 and generated significant value for investors during his tenure. During 2017 to 2021, Simon was also a Board member of the SoftBank Group. Prior to joining Arm in 1991, he was an engineer at Standard Telephones and Cables.

Skills and attributes which support strategy and long-term success:

–	Possesses significant understanding of technology trends and how these are reshaping industry landscapes, which are important in charting the Company’s strategic direction.
–	Proven history of business transformation and corporate strategy in dynamic and swiftly evolving commercial environments.
–	Extensive commercial acumen and knowledge of critical business and economic issues, which Simon brings both to the Board and to each of the Committees on which he sits.
–	A background in engineering, IT and technology equip Simon with the ability to provide valuable contributions during technical Board discussions.

External appointments

–	Dolby Laboratories, Inc., non-executive director

Anne-Françoise Nesmes
Prospective Non-Executive Director subject to shareholder approval
Tenure: <1 year

Career and experience

Until recently, Anne was the Chief Financial Officer at Smith & Nephew Plc, the multinational medical equipment manufacturer, where she led several acquisitions and developed a transformation programme following COVID-19. Prior to Smith & Nephew Plc, Anne was Chief Financial Officer at Dechra Pharmaceuticals from 2013 to 2016 and Chief Financial Officer at Merlin Entertainments from 2016 to 2020, where she was responsible for developing strategy and streamlining financial processes. Anne also previously led the finance function for the global vaccines unit at GlaxoSmithKline.

Skills and attributes which support strategy and long-term success:

–  Highly skilled strategist with substantial M&A experience.

–  Strong commercial leader with extensive expertise in finance, strategy, IT, regulation, portfolio restructuring and shared services, which Anne brings to both the Board and to the Committees on which she sits.

External appointments

–  Compass Group Plc, senior independent director, chair of the audit committee and member of the remuneration, nomination and corporate responsibility committees

–  Sanofi S.A., non-executive director

Committee key

Audit and Risk Committee	Technology Committee

ESG Committee	Committee Chair

Nominations and Governance Committee	Member

Remuneration Committee

Maaike de Bie

Group General Counsel and Company Secretary

Maaike de Bie was appointed Group General Counsel and Company Secretary on 1 March 2023 and has responsibility for the Group legal, compliance and company secretariat functions as well as advising the Board on all aspects relating to corporate governance. She previously served as General Counsel and Company Secretary of easyJet plc and before that as General Counsel of Royal Mail plc. An experienced international lawyer, Maaike is dual-qualified in both the US and UK, with over 30 years of experience.

Membership and attendance

The table below details the Board and Committee meeting attendance during the year to 31 March 2025. The number of attendances is shown next to the maximum number of meetings each Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year.

Name	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee	ESG Committee	Technology Committee
Jean-François van Boxmeer	7/7	4/4	–	–	4/4	–
Margherita Della Valle	7/7	–	–	–	–	–
Luka Mucic	7/7	–	–	–	–	–
David Nish[1]	6/7	4/4	6/6	–	–	–
Stephen Carter	7/7	4/4	–	–	–	4/4
Delphine Ernotte Cunci	7/7	–	–	5/5	–	4/4
Michel Demaré[2]	6/7	4/4	5/6	4/5	–	–
Simon Dingemans[3]	2/2	–	2/2	–	–	–
Hatem Dowidar	7/7	4/4	–	–	–	–
Deborah Kerr[4]	6/7	–	6/6	–	–	3/4
Amparo Moraleda	7/7	–	–	5/5	4/4	–
Christine Ramon	7/7	–	6/6	–	4/4	–
Simon Segars	7/7	–	–	–	4/4	4/4

Notes:

1.	David Nish was unable to attend one scheduled meeting of the Board due to ill health.
2.	Michele Demaré was unable to attend one scheduled meeting of the Board and one scheduled meeting of the Remuneration Committee due to a diary conflict.
3.	Simon Dingemans was appointed as a Non-Executive Director of the Board and joined the Audit and Risk Committee on 1 January 2025.
4.	Deborah Kerr was unable to attend one scheduled meeting of the Board and one scheduled meeting of the Technology Committee due to a diary conflict.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	77

Governance continued

Our Executive Committee Biographical details of the Executive Committee, as at 3 June 2025 are provided below.

Committee key

Disclosure Committee	Business Decision Board

Risk and Compliance Committee	National Security Committee

ESG and Reputation Steering Committee	Entities Nominations Committee

AI Governance Board	Committee Chair

Simplicity Board	Member

Capital Decision Board

Margherita Della Valle
Group Chief Executive

Read more about the Group Chief Executive on page 73

Luka Mucic
Group Chief Financial Officer

Read more about the Group Chief Financial Officer on page 73

Maaike de Bie
Group General Counsel and Company Secretary

Read more about the Group General Counsel and Company Secretary on page 76

Ahmed Essam
Executive Chairman Vodafone Germany and CEO European Markets

Ahmed was appointed Executive Chairman Vodafone Germany and CEO European markets on 1 April 2024, and has been a member of the Executive Committee since 2016. Ahmed has over 20 years of experience in the fields of telecommunications, strategy, financial planning, commercial management and general management. Ahmed joined Vodafone in 1999 and earlier roles include Customer Care Director and Consumer Business Unit Director, Group Management Director for Vodafone’s Africa, Middle East and Asia-Pacific region, and a number of senior roles within Vodafone’s Group Commercial functions. Ahmed has been Group Chief Commercial Operations and Strategy Officer, CEO Europe Cluster and CEO Vodafone UK.

Marika Auramo
CEO Vodafone Business

Marika was appointed as CEO of Vodafone Business on 1 July 2024. She brings extensive B2B experience with over 25 years in the global IT industry. Marika joined SAP in 1999 and held a diverse set of leadership roles since then, including COO EMEA North, Managing Director for the Nordic and Baltic region, Global COO of SAP Database and Data Management in the US, and Interim President of the EMEA region. She previously served as Chief Business Officer for the EMEA region of SAP.

Scott Petty
Vodafone Group Chief Technology Officer (CTO)

Scott joined Vodafone in 2009 and has held positions in Vodafone Business Product Management and Technology before becoming UK CTO in 2017. He has been the Chief Digital & Information Officer since April 2021 as part of a newly created integrated European-wide Technology team to drive the transformation to achieve Vodafone’s ambition to become a next-generation Telco. Previously, Scott held a number of Executive roles at Dimension Data, as Group Executive – Services, Chief Operating Officer – Australia and as Chief Information Officer – Australia. Scott joined the Executive Committee in January 2023.

Guillaume Boutin
CEO Vodafone Investments & Strategy

Guillaume was appointed CEO Vodafone Investments & Strategy and as a member of the Executive Committee on 15 May 2025. Guillaume brings extensive strategic, operational and leadership experience to the executive team. Before joining Vodafone, Guillaume was the Chief Executive Officer of the Proximus Group, the leading telecommunications operator in Belgium. He began his career in a web start-up, then joined SFR in 2003 where he held various positions in strategy, finance and marketing, until he joined Canal+ Group in 2015 as Chief Marketing Officer.

Alberto Ripepi
Group Chief Network Officer (CNO)

Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Italy, CTO of Europe and Operational Director for Group Technology. Alberto joined the Executive Committee in January 2023 and is responsible for strategy, architecture and design and for operating the Vodafone network in Europe.

Leanne Wood
Chief Human Resources Officer

Leanne joined Vodafone as Chief Human Resources Officer and as a member of the Executive Committee on 1 April 2019. She is responsible for leading Vodafone’s people and organisation strategy, which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment. Previously Leanne was the Chief People, Strategy and Corporate Affairs Officer for Burberry plc from 2015. Leanne is a Non-Executive Director and member of the Audit, Corporate Responsibility and Nomination and Remuneration Committees at Compass Group plc.

Shameel Joosub
CEO Vodacom Group

Shameel joined Vodafone in 1994 and currently serves as Chief Executive Officer at Vodacom Group Limited, a position he has held since 2012. He has extensive telco experience having operated at a senior level in various companies across the group for the last 27 years, including Managing Director and Chief Executive Officer at Vodacom South Africa and Chief Executive Officer at Vodafone Spain. Shameel holds board positions at Vodacom Group Ltd, Safaricom Plc and Vodafone Egypt Telecommunications S.A.E. He also sits on the board of Business Leadership South Africa and the South African telco industry association. He was appointed to the Executive Committee in April 2020, and is responsible for the overall strategic direction and performance of all its African operations, comprising eight markets.

Joakim Reiter
Chief External and Corporate Affairs Officer

Joakim, an Executive Committee member since August 2017, is Vodafone’s Chief External and Corporate Affairs Officer, responsible for public relations and corporate affairs, including policy and regulation, communications, security, sustainability and charitable activities. He currently sits on the Board of the Swedish Space Corporation. Before joining Vodafone, Joakim served as Assistant Secretary-General of the United Nations and has also been Ambassador to the World Trade Organisation, served as a Swedish senior diplomat to the EU, a trade negotiator in the European Commission, and has had a longstanding career in the Swedish Foreign Service.

Please note:

Serpil Timuray will step down as CEO Vodafone Investments and a Group Executive Committee Member on 30 June 2025 to pursue external opportunities.

78	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued

Culture and the Board

Our culture – the ‘Spirit of Vodafone’ – outlines the beliefs we stand for and the key behaviours that help us to make our strategy and purpose a reality. Our Spirit underpins the successful and sustainable delivery of our organisational transformation.

The role of the Board

The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see throughout the Group. The Board has continued to influence and monitor culture throughout the year and received updates on ‘Spirit of Vodafone’ initiatives, including a quarterly ‘Spirit of Vodafone Day’, bi-annual Spirit Beat surveys, and surveys shared with new hires and leavers.

Vodafone’s commitment to inclusion is embraced at every level and embedded in our Spirit, code of conduct and business principles. Upon appointment to the Board, each Director acknowledges that they must promote the desired culture by acting with integrity and leading by example.

Alignment with purpose, values and strategy

The ‘Spirit of Vodafone’ underpins our purpose and strategy, and the Board recognises the importance of an inclusive environment where everyone has the opportunity to thrive and belong, which actively contributes to a more motivated and productive workforce. An inclusive culture is also key to attracting and retaining the workforce talent needed to deliver our strategic priorities.

Our purpose is to connect everyone through our connectivity and technology. This involves empowering our people, helping to protect the planet and maintaining trust with customers. Our purpose is championed by our Board, which is collectively responsible for the oversight and long-term success of the Company. It is aligned with our culture and our strategy, placed at the forefront of our decision-making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. Board oversight ensures that continued product development realises our ambition to connect everyone.

The Board monitors the Company’s progress against established strategic objectives and its performance against competitors. Board meetings are planned with reference to the Company’s strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures and from a broad range of senior leaders, to enable the Board to effectively review and challenge.

Site visits

Board members regularly undertake site visits, which helps them to observe how culture is embedded throughout the Group and demonstrated by colleagues in action. In September, the Board met with the local management team in Portugal and visited the business centre and action store where they met front-line store employees and were able to experience through the eyes of a customer an example of a fixed rate broadband service journey. In January, the Board and Committee meetings were held in Germany with a continued strategic focus on the transformation plan, where they met with new Executive Committee members and the Vodafone Germany Executive Committee to discuss the various pillars of the transformation plan, the progress and next steps.

Assessing culture

The cultural climate in Vodafone is measured through a number of mechanisms, including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns, as well as our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us. The Board is apprised of any material whistleblowing incidents.

Alongside these mechanisms, the Board remains committed to engagement with the workforce, and these opportunities continue to shape how the Board influences and understands the Company’s culture.

Spirit Beat survey

The Board considers the results of the bi-annual Spirit Beat survey. The results and engagement scores were provided in the context of organisation transformation, driving connection to our strategy and establishing a customer-first culture. Benchmarking data compared to our peers is also provided.

Workforce engagement

Given the geographical size and complexity of our business, we utilise several employee engagement methods and communication channels between the Board, the Executive Committee, and our workforce to enable meaningful engagement.

Workforce Engagement Lead attendance at employee forums

The Board received feedback from Delphine Ernotte Cunci and Christine Ramon, the appointed Workforce Engagement Leads, after their attendance at employee forums in Europe and Africa. It is evident from these meetings that employee delegates continue to appreciate the opportunity to speak directly to a Board member. Through these channels we understand that our people are engaged and interested in: changes to our commercial portfolio, M&A activities, GenAI developments; people engagement, and hybrid working.

Employee Listening

We have increased the opportunities for employees to share their experiences throughout their time at Vodafone. We proactively gather employees’ perspectives through the new hire lifecycle, measuring sentiment in the first week, month and 90 days. Exiting employees are invited to provide feedback 48 hours after their resignation is submitted and responses are required within two weeks.

Viva Engage communications

‘Viva Engage’ is our internal digital platform. The Executive Committee and internal communications team regularly post on the platform to provide updates to our people. Examples are shown to the right.

Post: Strategic transactions

Topic: Our business strategy and performance

Discussion focus: The Group Chief Executive made announcements following the Competition and Markets Authority approval of the merger of Vodafone and Three in the UK, and the sale of Vodafone Italy. The posts kept employees informed of the latest status, next steps and the positive impact the transactions would have on Vodafone.

Post: International Women’s Day

Topic: Our business strategy and performance

Discussion focus: The Group Chief Executive and Group Chief Technology Officer honoured the talented women at Vodafone and highlighted the commitment to empowering women, fostering inclusivity and driving meaningful change. The Chief Human Resources Officer also joined a virtual roundtable with colleagues in AI technology. The post informed colleagues how AI was growing employees skills to improve customers’ experience, bridging the gendered digital skills gap and committing to responsible and ethical AI practices free from gender bias.

Post: Mobile World Congress

Topic: Our Customers

Discussion focus: The Group Chief Executive joined the CEOs of some of our peers to discuss the challenges facing the continent’s digital progress. The Group Chief Technology Officer shared with employees considered how scaling AI from proof of concept to millions of customers creates tangible value for both users and organisations.

Post: Spirit Beat Results

Topic: Our Customers

Discussion focus: The Chief Human Resources Officer sat down with the CEO of Vodafone Business to talk about the Spirit Beat Results in the context of our transformation and how employee feedback helps to deliver our priorities of customers, simplicity and growth.

Post: Financial results and Group performance

Topic: Our business strategy and performance

Discussion focus: Quarterly trading update videos on financial results and Group performance were published. These enhance employees’ awareness of the financial and economic factors affecting the Group and the Company’s performance.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	79

Governance continued

Board activities and key areas of focus during the year

Board activities and key areas of focus during the year Our overall Board leadership is responsible of the for Group the and, throughout and discussion the focused year, Board on the activities strategic implementation transformation of the Company’s plan. The Board oversees the Company’s strategic direction and supports the executive management with its delivery of the strategy within a transparent governance framework. In continuation of the strategic evolution and portfolio objectives reported last year, Board discussion has focused on the implementation of those strategic priorities, alongside financial performance and capital, risk, culture and governance. Key stakeholders are considered in the decision-making process in accordance with section 172 of the Companies Act 2006. Examples of key decisions taken by the Board during the year in accordance with our strategic priorities are shown to the right. Board Read more has engaged about Vodafone’s with them key during stakeholders the year on and pages how 11 the – 13 Customers Our customers and the impact of our decisions on them remained a key focus throughout the year as we continued to implement the strategic evolution communicated in last year’s Annual Report. Read strategic more transformation about the implementation on pages 8–9 of our The Executive Committee and senior leaders regularly provide the Board with information on the evolving needs of our customers. Strategic partnership with Google The Board considered a proposed extension to the existing partnership with Google into five new strategic pillars, focusing on opportunities in the consumer space and accelerated growth opportunities. A key focus of the partnership is to help consumers to take advantage of the latest hardware and digital technologies, including artificial intelligence (‘AI’) and cloud-based applications. The expansion will bring new services, devices, and TV experiences to millions of our customers across Europe and Africa, supported by Google Cloud and Google’s Gemini models. The Board supported the extension and in October 2024, the Company announced the 10-year partnership. The agreement will bring storage, security and AI assistance to our customers in 15 countries as well as to partners in an additional 45 markets worldwide. It was also announced that both parties would jointly promote the use of universal standards in areas such as online safety. UK – Vodafone UK/ Three UK Merger We reported last year that the proposed merger was subject to regulatory approval by the UK Competition and Markets Authority (‘CMA’) and as anticipated, in April 2024 the merger inquiry progressed to Phase 2. The Board received regular updates on the progress of the application and the constructive engagement taking place with key stakeholders leading up to CMA approval being obtained. The merger aims to create a better network with greater coverage, reliability and faster speeds for our customers. Board discussion also focused on the pre-merger integration process, the strategy for the merged business and achieving the network ambition. Key steps during the financial year – September 2024: the CMA published its provisional findings accompanied by the Notice of Possible Remedies. Vodafone and Three responded to the CMA provisional findings and Notice of Possible Remedies – November 2024: the CMA released an announcement that it had provisionally found that the proposed merger could address competition concerns through network investment and customer protections – December 2024: we announced that the CMA had approved the merger and further information relating to the transaction was announced in accordance with the UK Listing Rules – May 2025: the merger formally completed on 31 May 2025 Section 172 considerations Last year we reported that in accordance with section 172 of the Companies Act, the Board, with support from external advisers where required, undertook an analysis as part of the decision-making process to consider stakeholder interests and concluded that the transaction was in the best interests of the Company’s members as a whole. The Board determined that the proposed merger was pro-growth, pro-customer, pro-investment and pro-competition for the UK. Throughout the year, the Board continued to champion the conclusion reached throughout the proactive engagement process with the CMA, Ofcom and the UK Government. We believe the merger is a once in a lifetime opportunity to transform the UK digital infrastructure and the interests of all stakeholders have been carefully considered. Virgin Media O2 network sharing agreement The Board was kept updated on the proposed new network sharing agreement between Vodafone UK and Virgin Media O2, which aims to enhance the existing mobile network sharing agreement, bolstering quality mobile coverage across the UK and delivering improved services for customers. On 3 July 2024, the Company announced a new network sharing agreement had been reached with Virgin Media O2, which, following the CMA approval of the proposed merger between Vodafone UK and Three UK, will provide a stable basis for the merged company’s enlarged network to participate in the network sharing agreement, significantly enhancing competition in retail and wholesale markets. Portugal In September 2024, the Board attended an offsite in Portugal where they had the opportunity to delve further into the vision for the Portuguese customer market, including the challenges and opportunities. They met with the local management team and experienced first-hand some of the products

80	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued Board activities and principal decisions continued

and services that were making an impact in the market. The Board considered how AI could be leveraged to improve customer experience and visited a store whereby they experienced a fixed broadband service journey through the eyes of the customer and had the opportunity to meet with front-line store employees. Artificial intelligence The Board received an update on GenAI at its September strategy session. The initial priority areas for GenAI applications have focused on customer experience, productivity and efficiency, including the development of the customer engagement chatbot. The Board considered how internal capabilities are being built for GenAI readiness, including how they will be developed and tested for wider adoption across the organisation, and the responsible AI guardrails in place. The Technology Committee considers GenAI and Machine Learning under its delegated authority and provides regular updates to the Board to keep them abreast of the developments. The Board reviews how these technologies can be used to create efficiencies and improve customer journeys. Satellite strategy The Board reviewed the satellite strategy and investment at its September strategy session. By looking beyond ground-based networks, we can utilise low-earth orbit satellites to provide mobile signals to even remote areas, helping to close coverage gaps and keep our customers connected. Simplicity and Growth Our simplicity and growth strategic priorities have been a key focus for Board discussion during the year as we continue to reduce complexity within our business and focus on our portfolio of segments, products and geographies that are right-sized for growth and returns. In addition to the scheduled meetings, the Board also attended a strategy off-site session in Portugal that focused on our overall strategic framework, the turnaround plan for Germany, Europe Consumer Strategy, GenAI, and our people transformation. Strategy and business developments Sale of Vodafone Italy Following the announcement that a binding agreement had been entered into with Swisscom for the sale of Vodafone Italy in March 2024, the Board received regular updates of the progress made in the reshaping of the Group’s European operations. The transaction entered Phase 2 of the regulatory approval process with the Italian Competition Authority in September, and approval was obtained on 20 December 2024. The sale for €7.9 billion in cash completed on 31 December 2024. Proceeds from the sale will be used to reduce Vodafone Group borrowings. Following Board approval, we announced the commencement of a second share buyback program of up to €2 billion on 20 May 2025, which will be split into quarterly rolling programmes. Sale of Vodafone Spain The Board approved the request to enter into binding agreements with Zegona in relation to the full sale of Vodafone Spain in October 2023. During the year, the Board was kept updated on the progress of the sale, and in May we announced the sale had received final approval from the Spanish authorities. We announced on 31 May 2024 that the sale of Vodafone Spain had completed for €4,069 million in cash (subject to closing accounts adjustments) and up to €900 million of non-cash consideration in the form of redeemable preference shares. As part of the transaction, Vodafone and Zegona have also entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain after completion of the transaction, and Vodafone will continue to have a presence in Spain through its Innovation Hub in Malaga. The Board approved the commencement of a share buyback programme following completion. Read more on the share buyback on page 80 Germany turnaround In addition to receiving regular business updates on the turnaround plan in Germany, the Board held deep-dive sessions to discuss the progress made in further detail. A turnaround plan had been initiated and the Board considered the identified improvement areas – customer service, brand, network and IT across the key operational areas. Following Board feedback on the governance structure required for execution and the longer-term view of a sustainable business in Germany, further updates were provided in November 2024. The Board and Committee meetings in January were held over a dedicated two day visit to Germany. The Board met with the leadership team and undertook an extensive review to gain a deeper level of insight into the status, challenges and progress of the turnaround plan. Improvements to customer experience were progressing and significant work was taking place on process optimisation. Deep-dive reviews of key operational functions and programmes both within Vodafone Germany and between Germany and Group had also taken place. The Board anticipates the turnaround programme to take time amongst the increasing competitive pressure and a worsening market environment. The Board remains confident in the turnaround plan and we have seen the first clear signs of improvement, which we expect to grow and build momentum in the coming fiscal years. Financial performance and capital Financial performance Throughout the year, the Board received regular updates on the financial performance of the Group from the CFO and management teams against the backdrop of strategic portfolio transformation. The Board reviewed the Group’s performance versus the budget for last year. The budget for the coming year and long-range plan were approved. The impact of VOIS and the commercialisation of our shared operations was also considered as part of the review. During the year, the Board considered and approved the half-year and full-year results announcements, and the Annual Report and Accounts, following the recommendation of the Audit and Risk Committee. The Audit and Risk Committee also reviewed the Q1 and Q3 results. Buyback programme The Board reviewed and approved the new capital allocation framework in March 2024 and following discussion at the Capital Decision Board (sub-committee of the Executive Committee), the Board agreed that the proposed €2 billion buyback programme would be split into quarterly rolling programmes. In May 2024, after consideration, the Board approved the commencement of the share buyback programme following the completion of the sale of Vodafone Spain in accordance with the authority obtained at the relevant Annual General Meeting. The commencement of subsequent tranches were announced in August and November 2024, and February 2025 respectively.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	81

Governance continued Board activities and principal decisions continued

Section 172 considerations

The Board reviewed and approved plans for a €2 billion buyback programme to be implemented over the next 12 months. Following completion of the sale, the Board was mindful of delivering investor and shareholder value over the short, medium and long-term timeframes.

Sale of % stake in Indus Towers

Following Board approval, we announced in June 2024 that we had sold an 18% stake in Indus Towers. The proceeds have been used to repay Vodafone’s existing lenders in relation to borrowings secured against Indian assets. The sale of a further 3% stake was announced in December in accordance with our financial objectives. Following the sale, Vodafone has now disposed of its shareholding in Indus Towers.

Sale of % stake in Vantage Towers

We announced in July 2024 that Vodafone Group Plc had sold a further 10% stake in Oak Holdings GmbH – the partnership that co-controls Vantage Towers for €1.3 billion. The sale achieved the 50:50 joint ownership structure with the consortium of long-term infrastructure investors that was envisaged when the consortium was first announced. Proceeds from the sale have been used for deleveraging.

Dividend

The decision to approve the dividend was supported by a robust assessment of the position, performance and viability of the business carried on by management. On 12 November 2024, we announced an interim dividend of 2.25 eurocents per share, which was paid on 7 February 2025. We have recommended that a final dividend of 2.25 eurocents per share to be paid on 1 August 2025. The payment timeframe of our dividend is consistent with the expectations of our shareholders.

Investor relations

The Board received regular updates on market share information, share price performance and how we have engaged with institutional investors and analysts. Sentiment and feedback from investor roadshows was also provided during the year.

   Read more about how the Board engaged with investors during the year on page 13

Risk

The Board has overall responsibility for determining the nature and extent of the risks the Group is willing to take and oversees the implementation of risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. Risk is considered on a regular basis and during the year, the Board, with support from the Audit and Risk Committee, completed a review of the Company’s risk appetite, principal and emerging risks, and how they are managed. The Audit and Risk Committee also undertook deep-dives on our principal risks during the year and fed back to the Board. This provides the Board with an understanding of the key risks within the Group and oversight on how they are being managed.

   Read more about our internal control framework, risk management and effectiveness on page 89–90 and the Audit and Risk Committee deep-dives on page 87

Our people

Appointment of Simon Dingemans,

Non-Executive Director

Following a rigorous external search, we announced the appointment of Simon Dingemans as a Non-Executive Director effective from 1 January 2025. Simon joined the Audit and Risk Committee with effect from the same date. In accordance with its terms of reference, the Nominations and Governance Committee led on the appointment process, and the Board was kept updated on the developments. The Board approved the recommendation to appoint

Simon Dingemans at its December meeting.

   Read more about Simon Dingemans’ appointment in the Nominations and Governance Committee report on page 83–84

Culture and employee voice

The Board received updates on Group culture and employee engagement, including by way of the ‘Spirit Beat’ survey. The Chief Human Resources Officer kept the Board updated on how culture was being embedded in the context of strategic transformation. Employee feedback was positive and whilst there were fluctuations between markets, engagement scores remained stable at a global level. Markets with significant increases in engagement saw correlating increases with driving colleagues’ connection to our strategy; customer-first and improving customer-facing colleagues’ experience, and managers taking action on Spirit and owning our transformation. Actions to improve systems and processes within each market continue and the Board will be kept updated on the progress. To further accelerate momentum on embedding cultural change and transformation, a network of change agents had been established across the business to support the cultural transformation at all levels.

The Board considered the workforce engagement mechanisms in place to ensure they remain effective in delivering meaningful dialogue with employees. The Board confirmed that the workforce policies and practices are consistent with the Group’s values and supports the long-term strategy.

   Read more about employee voice on pages 12 and 14

Inclusion and diversity

The Board is kept updated on the progress of the diversity and inclusion initiatives to support key areas, including talent attraction, retention and development, allyship and education, and data.

   Read more about inclusion on pages 15–16

The Board diversity policy is reviewed on an annual basis.

   Read more about our Board diversity policy on page 85

Modern Slavery

The Board monitors the Group’s compliance with the requirements of the UK Modern Slavery Act 2015 and approved its Modern Slavery Statement in May.

 Read more about our Modern Slavery Statement: vodafone.com/modern-slavery-statement

Governance

The Board received an update on the change to the UK Listing Rules and the subsequent disclosures required with respect to our strategic transactions as shareholder approval for the proposed UK merger of Vodafone UK and Three UK, and the sale of Vodafone Italy was no longer required.

82	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued

Board effectiveness and improving our performance

The Board recognises that it needs to continually monitor and improve its performance. Our annual performance review provides the opportunity for the Board and its Committees to consider and reflect on the effectiveness of its activities, the quality of its decision-making and the contribution made by each Board member.

Process undertaken for our Board performance review

In accordance with the 2018 UK Corporate Governance Code, the FY25 Board performance review was externally facilitated by Lorna Parker and Elaine Sullivan of Manchester Square Partners, an external advisory firm. Both individuals and the firm are considered to be fully independent and have no other connection to the Company or individual Directors.

The objectives of the performance review were to provide an assessment of:

– Vodafone Group’s Board effectiveness and governance;

– The effectiveness of Vodafone Group’s Committees; and

– The effectiveness of Directors individually, including the Chair’s effectiveness, and how effectively members work together to achieve objectives, taking into account their preparation ahead of meetings, time commitment, independence and courage to challenge.

Manchester Square Partners developed a framework outlining the suggested areas to gather and distil feedback, including strategy, challenges and risks, values and culture, role, dynamics, engagement, composition, leadership and succession. Following a discussion with the Chair, and to ensure that the specific objectives of the Board review were met, tailored questions were prepared for the Board members to consider in advance of the individual interviews.

The review process was undertaken from September 2024 to January 2025. Manchester Square Partners had access to Board and Committee papers for the 12 months prior and observed the November Board and Committee meetings. Individual interviews were conducted with all Board members and the Group General Counsel and Company Secretary. Whilst a review framework was supplied to provide guidance, the one-on-one meetings with the Directors took an informal conversational approach.

Board performance review findings

Manchester Square Partners collated the input and provided an independent assessment of the effectiveness of the Board. The findings were presented to the Nominations and Governance Committee and the Board at their January 2025 meetings. The Board discussed the findings from the evaluation and was encouraged by the strengths identified.

Effectiveness and leadership

– Overall the Board is functioning well and all members are both pleased and proud to be on the Board at this stage of Vodafone’s transformation journey

– The performance of the Board was seen to have improved over the last three years

– There is clarity and alignment on the role of the Board and a shared understanding around the immediate strategic priorities

– There is shared alignment around the key challenges and risks facing Vodafone

– The Board has highly effective leadership with a Chair who is well respected and facilitates high quality discussion

– The CEO is highly regarded and has full support from the Board

Skills, composition, and diversity

– Recent changes in composition have strengthened the Board dynamic and provided valuable technology and telecoms expertise

– The Board has substantial breadth and depth of complementary skills and experience with appropriate diversity in terms of geography, insight, thinking, gender and ethnicity. This ensures the Board is as effective as possible in the context of developing and delivering strategy, and addressing the challenges and opportunities, and the principal risks facing the Company

– The Non-Executive Directors have sufficient time to meet their responsibilities and are well-prepared, committed and engaged during the meetings

Administration and process

– Board processes are effective, efficient and thorough and allow the Board to carry out its responsibilities.

Focus areas for FY25/26

The Board also identified and agreed key areas of improvement and focus for FY25/26:

– Longer-term strategic priorities: prioritise time on the Board agenda to explore the longer-term strategic ambitions and direction for Vodafone;

– Our people: continue to ensure people topics are frequently discussed at the Nominations and Governance Committee as well as on the Board agenda, with a focus on succession planning and development; and

– Culture: continue to create additional opportunities for Non-Executive Directors to meet employees informally and explore ways of testing culture change.

Board Committees

Each of the Board’s Committees were evaluated and the review concluded that all Committees are working well and effectively, with particular appreciation for their Chairs. Non-Executive Directors have access to supporting material for all Committees, enhancing their depth of understanding across the Group. This is provided on a timely basis.

Individual performance

The performance and effectiveness of contribution for each Director, including the Chair, was considered as part of the one-on-one conversations and observations during attendance at the Board and Committee meetings.

Progress on FY24 actions

Progress against the areas identified for focus following the FY24 internal evaluation are shared below:

Areas identified for improvement

Operational excellence: continue to prioritise the time spent on the key strategic pillars of Customers, Simplicity and Growth

Progress: Board agendas continue to be drafted with a focus on our strategic priorities across Customers, Simplicity and Growth.

Workforce engagement and culture: strengthen the structure and engagement plan with greater insight fed back to the Board

Progress: Our designated workforce engagement leads attended employee forums throughout the year and the Chief Human Resources Officer presented cultural insights, including on Spirit and employee listening on an increased cadence this year. An update on people and strategic transformation was also provided at the September strategy session.

Focus on the successful integration of the new e& representative as a Director to ensure the effective functioning of the Board continues

Progress: Hatem Dowidar has undertaken an extensive induction programme. The findings from the FY25 evaluation also concluded that the Board is functioning well and the dynamic has been strengthened following changes to the composition.

Continued focus on succession planning at Board and Senior Management level

Progress: Simon Dingemans was appointed as a Non-Executive Director on 1 January 2025 and subject to shareholder approval, Anne-Françoise Nesmes will be appointed as a Non-Executive Director following the conclusion of the 2025 AGM. Guillaume Boutin was appointed as CEO Vodafone Investments & Strategy on 15 May 2025.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	83

Governance continued

Nominations and Governance Committee

The Nominations and Governance Committee (the ‘Committee’) continues to monitor the composition, structure and size of the Board and its Committees to ensure that there is an appropriate balance of skills, knowledge, experience and diversity so that responsibilities can be discharged effectively. The Committee oversees all matters relating to corporate governance and succession planning and makes recommendations to the Board as appropriate.

Chair
Jean-François van Boxmeer

Members
Stephen A. Carter CBE
Michel Demaré
Hatem Dowidar
David Nish

With the exception of Hatem Dowidar, the Committee is comprised of independent Non-Executive Directors. The Committee had four scheduled meetings during the year and additional ad hoc meetings as required.

The attendance at Committee meetings can be found on page 76

Letter from Committee Chair

On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2025.

Board composition and succession planning

A key focus for the Committee this year has been Board composition and succession planning, with a continued focus on the appointment of Non-Executive Directors with strong financial expertise and risk and audit committee experience. The Committee monitors the length of tenure, skills and experience of Non-Executive Directors to assist with succession planning. We reported last year that there was an upcoming scheduled retirement from the Board and on 2 April 2025 we announced that David Nish would not be seeking re-election at the 2025 AGM following nine years service.

In anticipation of this scheduled departure, the Committee focused on finding suitable Non-Executive Director successors to further enhance the Board’s experience and capabilities, particularly in the finance sector. MWM Consulting, an independent external search firm, was appointed to support the process. Following recommendation by the Committee, the Board approved the appointment of Simon Dingemans as a Non-Executive Director with effect from 1 January 2025. Simon also joined the Audit and Risk Committee with effect from the same date. Simon is an experienced leader and former chief financial officer. He brings extensive financial, operational and strategic experience and I am delighted to welcome him to the Board as we continue to drive our strategic transformation.

Read more on Simon’s background on page 74 and onboarding on page 84

On 2 April 2025, following Board approval and recommendation by the Committee, we announced that Anne-Françoise Nesmes will be appointed as a Non-Executive Director with effect from the conclusion of the 2025 AGM, subject to shareholder approval. Anne-Françoise will also join the Audit and Risk Committee and ESG Committee with effect from the same date. Anne-Françoise is highly experienced, commercially orientated and brings a wealth of financial expertise from several international organisations. She has a strong focus on strategy, IT, regulation and shared services and her ability to drive significant transformation agendas will be an excellent addition to our Board discussions.

Read more on Anne-Françoise Nesmes background on page 76

Both Simon’s and Anne-Françoise Nesmes appointment to the Board will be subject to shareholder approval at the 2025 AGM. With the exception of David Nish, all other Non-Executive Directors have submitted themselves for election.

Committee composition

The Committee keeps under review the composition of the Board and its Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements. In light of the recent and upcoming Non-Executive Director changes, the Committee made recommendations to the Board for approval. On 2 April 2025 we announced a number of changes that will be effective from the conclusion of the 2025 AGM. Simon Segars will be appointed Senior Independent Director and member of the Nominations and Governance Committee. Simon Dingemans will be appointed as Chair of the Audit and Risk Committee and member of the Remuneration Committee. Michel Demaré will cease to be a member of the Nominations and Governance Committee. Christine Ramon will cease to be a member of the ESG Committee and become a member of the Remuneration Committee. Delphine Ernotte Cunci will cease to be a member of the Remuneration Committee and become a member of the Nominations and Governance Committee.

The changes ensure alignment between skills and specific Committee and individual responsibilities and the Committee is confident that the Board currently has the necessary mix of skills and experience to contribute to the Company’s strategic objectives.

Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executive Directors on pages 67, 73–76

Appointment process

When considering the recruitment of new Directors, the Committee adopts a formal and transparent procedure, which takes into account the skills, knowledge and level of experience required as well as social mobility factors and diversity. To start the appointment process this year, a search specification was created and MWM consultancy was appointed to provide support. MWM provided a list of potential candidates with a diverse range of backgrounds and characteristics. The shortlisted candidates were then interviewed by Committee members and they met with the Group Chief Executive, Chair and other members of management as appropriate. A recommendation was then made to the Board on the chosen candidate and the appointment terms were then drafted and agreed with that candidate.

Executive Committee changes, succession planning and talent pipeline

The Committee receives regular updates on succession planning and changes to the membership of the Executive Committee against the backdrop of our simplified operating model. This year, the Committee has continued to focus on succession plans for executives below Board level, looking at the strength, depth and diversity of the talent pipeline to understand executive talent requirements and the capabilities required for the future.

84	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued Nominations and Governance Committee continued

During the year we announced that Aldo Bisio had stepped down as CEO Vodafone Italy and as a member of the Group Executive Committee on 15 November 2024 following the sale of Vodafone Italy.

On 7 February 2025, we announced that Guillaume Boutin had been appointed as CEO Vodafone Investments & Strategy and a member of Vodafone’s Executive Committee, with effect from 15 May 2025. Guillaume will take over from Serpil Timuray the current CEO Vodafone Investments, who has decided to leave Vodafone at the end of June to pursue external opportunities. Guillaume is an experienced leader and brings a strong mix of strategic and operational experience, combined with deep-rooted sector knowledge.

A rigorous search is underway to support finding a suitable successor for the role of Group Chief Financial Officer following the announcement that Luka Mucic would step down from the role and as a Director of the Company, no later than early 2026 to pursue an external opportunity.

Key areas of focus for FY26

–	Continued review of Board and Committee composition, tenure and onboarding;
–	Senior leadership talent, succession, and onboarding; and
–	Continued implementation of new provisions of the 2024 UK Corporate Governance Code.

Jean-François van Boxmeer

On behalf of the Nominations and

Governance Committee

3 June 2025

Director onboarding and development

Onboarding process

Upon appointment, each new Director receives a comprehensive and formal induction programme tailored to their needs, experience and the requirements of the role. Consideration is also given to Committee appointments and the Group General Counsel and Company Secretary assists the Chair in designing and facilitating the individual programmes. Onboarding is crucial to ensuring that our Directors have a full understanding of all aspects of our business, including the Group’s strategy, vision and values, to ensure they are able to contribute effectively to the Board. All Directors are also encouraged to attend site visits.

Simon Dingemans undertook a comprehensive tailored induction programme which covered a variety of business areas including strategy, finance, compliance, risk, technology and networks and governance. In addition to meeting with external advisers for a briefing on Directors’ duties, the Market Abuse Regulation, and listing and disclosure obligations, Simon met with senior management from key business areas and functions.

Upon appointment, all Directors receive a comprehensive induction pack which includes key background information on the Company, corporate governance guidance, and internal policies and codes.

Director development and training

As the external business environment in which the Group operates continues to evolve, it is crucial that our Directors’ skills and knowledge are refreshed and updated regularly. The Chair has overall responsibility for ensuring that our Non-Executive Directors receive suitable ongoing training to enable each to remain an effective Board member. Individual training requirements are reviewed regularly and the Board is kept informed of training opportunities, including those offered by our external advisers.

In addition to individual tailored training, updates on corporate governance, legal and regulatory matters are also provided by way of briefing papers and presentations at Board meetings.

Board leadership and governance

The Committee continues to review action taken to comply with the 2018 UK Corporate Governance Code and other legal and regulatory obligations during the year, and review upcoming compliance activities in respect of the 2024 UK Corporate Governance Code, with the majority of provisions applying to Vodafone with effect from 1 April 2025. The Committee receives regular governance updates and is satisfied that Vodafone complied with the Code in full throughout the year.

Independence

In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. Following evaluation, with the exception of Hatem Dowidar, all Non-Executive Directors are considered independent, and they continue to make independent contributions and effectively challenge management.

The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at the 2025 AGM.

Conflicts of interest

The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.

Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation, and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, where appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically.

The Committee is comfortable that it has adequate measures in place to effectively identify, manage and mitigate any actual or potential conflicts of interest so as not to compromise or override independent judgement.

Time commitment

In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge and strategic guidance and hold management to account.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	85

Governance continued Nominations and Governance Committee continued

Board evaluation

In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in and which is facilitated by an independent third party at least once every three years. This year, an external evaluation of the performance of the Board and Committees was facilitated by Lorna Parker and Elaine Sullivan of Manchester Square Partners. Both individuals and the firm have no other connection to Vodafone. The Committee oversaw the evaluation process and was involved in the selection of the external provider for review.

Read more about the outcome of this Board evaluation on page 82

Roles and responsibilities

The terms of reference for the Nominations and Governance Committee set out the role and responsibilities of the Committee in further detail and are reviewed annually.

Click to read the Committee’s terms of reference: vodafone.com/board-committees

Diversity

The Board diversity policy reinforces the ongoing commitment of the Board to supporting diversity and inclusion in the boardroom, in all its forms including age, gender, ethnicity, sexual orientation, disability and socio-economic background. The Committee acknowledges the significant role diversity and inclusion has on the effective functioning of the Board and its Committees and believes a diverse Board brings a broader perspective, which enables it to be better equipped to understand the views of our stakeholders as well as our shareholders in the decision-making process.

The Board diversity policy is kept under review to ensure the objectives remain appropriate and sufficiently stretching. We also continue to monitor requirements set by the Financial Conduct Authority, FTSE Women Leaders Review and Parker Review in terms of gender and ethnic diversity. Vodafone acknowledges that these targets are not just an end goal, but rather steps towards a drive for further progress.

Whilst the Board Diversity Policy specifically focuses on diversity at Board and Committee level, commitment to diversity at Vodafone extends beyond the Board to the Executive Committee, talent pipeline and global workforce. The Board supports management in their efforts to build a diverse organisation throughout the Group and is regularly apprised of progress on the key diversity areas of focus beyond the Board and Executive Committee.

We remain committed to achieving our target of 40% of women in management roles by 2030. We have a number of initiatives including early career programmes and parental support to support with increasing gender diversity throughout the workforce. We retain and further develop our diverse talent through focusing on different diversity programmes, policies and leadership incentives during the year. We launched our ‘Talent Deal’ which offers a package of support and guidance for employees identified as top or accelerated talent, 39.5% of which are women. We also continue to invest in development and deepening our talent assessments as part of succession planning to ensure we reach our talent targets for successors.

As at 31 March 2025, our Executive Committee has five positions held by women (45%) and 18.18% of the Executive Committee identifies as ethnically diverse. In the Senior Leadership Team, 37% of positions (from continuing operations) are held by women and 24% of the Senior Leadership Team (from continuing operations) identifies as ethnically diverse.

Whilst we commit to diversity and inclusion in all its forms, all appointments are made on merit and objective criteria to ensure the appropriate mix of skills and experience on the Board, valuing the unique contribution that an individual will bring.

Read more on Senior Leadership Team diversity on page 16

Read more about our workforce inclusion programmes on pages 15–16

Board and executive management diversity

Prepared in accordance with UK Listing Rule 6 Annex 1R as at 31 March 2025

Gender identity or sex[1]	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	8	62%	3	6	55%
Women	5	38%	1	5	45%
Other categories	0	0%	0	0	0%
Not specified/prefer not to say	0	0%	0	0	0%

Ethnic background	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	11	84.62%	4	9	81.82%
Mixed/Multiple Ethnic Groups	0	0%	0	0	0%
Asian/Asian British	1	7.69%	0	1	9.09%
Black/African/Caribbean/Black British	0	0%	0	0	0%
Other ethnic group, including Arab	1	7.69%	0	1	9.09%
Not specific/prefer not to say	0	0%	0	0	0%

Note:

1.	The data reported is on the basis of gender identity.

The data contained in the tables on this page was collected as part of the annual declaration process, whereby the Board and the Executive Committee received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity, gender, sexual orientation and disability. The data is used for statistical reporting purposes and is provided with consent. The data in the above tables is as at 31 March 2025, and there have been no changes to the board in the period between then and the date of this report.

Diversity targets

Target	Progress

The Board aspires to meet and ultimately exceed the target for at least 40% of Board positions to be held by women.	As at 31 March 2025 38% of our Board identified as women. Whilst we do not currently meet this target, the position is temporary and has resulted from ensuring appropriate succession planning and the handover of responsibilities. We expect this to increase to 46% on 29 July 2025 following the conclusion of the AGM whereby David Nish will step down as a Non-Executive Director and Anne-Françoise Nesmes will be appointed as a Non-Executive Director.

That at least one of the positions of Chair, CEO, CFO or Senior Independent Director is held by a woman.	As at 31 March 2025 our Group Chief Executive Officer position is held by a woman. The Committee continues to ensure this target is considered as part of the Board and Executive Committee succession planning process.

That at least one member of the Board is from a minority ethnic background.	As at 31 March 2025, we currently have two Board members from a minority background. Vodafone continually aspires to increase diverse representation on our Board. Independent executive search firms are used to ensure a diverse range of candidates.

86	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued

Audit and Risk Committee

The Committee oversees the governance of the Group’s risk management system, financial reporting, the external audit process, internal control and related assurance processes. During the year, the Committee completed a series of deep-dive reviews of principal key risks with a focus on cyber security, technology resilience and company transformation programmes.

Chair and financial expert
David Nish

Members
Michel Demaré
Simon Dingemans (appointed on 1 January 2025)
Deborah Kerr
Christine Ramon

The attendance at Committee meetings can be found on page 76

Key responsibilities

The responsibilities of the Committee are to:

–	Monitor the integrity of the financial statements, including the review of significant financial reporting judgements;
–	Provide advice to the Board on whether the Annual Report is fair, balanced and understandable, and on the appropriateness of the long-term viability statement;
–	Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit;
–	Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act;
–	Monitor the activities and review the effectiveness of the Internal Audit function;
–	Monitor the Group’s risk management system, review of the principal risks and the management of those risks; and
–	Review and provide advice to the Board on the approval of the Group’s US Annual Report on Form 20-F.

Click to read the Committee’s terms of reference: vodafone.com/board-committees

Letter from Committee Chair

I am pleased to present our report as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee’s activities during the year and its role in ensuring the integrity of the Group’s published financial information and the effectiveness of its risk management, controls and related processes.

The Committee met six times during the year. The attendance by members at Committee meetings can be seen on page 76. Each meeting agenda included a range of topics across the Committee’s areas of responsibility. In summary:

–

We undertook a programme of reviews across multiple business units, typically with a focus on the risk and control environment. Alongside key members of their teams, this included presentations by the CEO of Vodafone Business, the CEO of Vodafone Shared Operations, the CEO of Vodafone Germany, the CEO of Vodacom Group and the CEO European Markets;

–

We met on several occasions with the Group Chief Technology Officer and the Cyber Security, Technology Strategy and Governance Director to review and challenge strategies and activities around external cyber threats and technology resilience which continue to be principal risks for the Group;

Read more about cyber security on pages 48 to 52
–	At the September 2024 and March 2025 meetings, we considered the anticipated financial reporting matters impacting the half-year and year-end reporting; and
–

We reviewed Q1 trading update at our July 2024 meeting, the half-year results announcement at our November 2024 meeting, the Q3 trading update at our January 2025 meeting and this Annual Report and accompanying materials at our March 2025 and May 2025 meetings. Our work included reviews of the Strategic Report, goodwill impairment testing, taxation judgements, legal contingencies and the Company’s work on going concern and the long-term viability statement.

–

The Committee recognises the importance of Environmental, Social and Governance (‘ESG’) and the evolving Corporate Sustainability Reporting Directive (‘CSRD’) requirements in this area. During our joint meetings with ESG Committee members, we considered the appropriateness of disclosures included in this Annual Report.

Our external auditor, Ernst & Young (‘EY’), provides robust challenge to management and its independent view to the Committee on specific financial reporting judgements and the control environment.

David Nish

On behalf of the Audit and Risk Committee

3 June 2025

Objective

The objective of the Committee is the provision of effective governance over the appropriateness of financial reporting of the Group. This includes the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group’s systems of internal control, business risks and related compliance activities.

Click or scan to watch the Chair of the Audit and Risk Committee explain his role: investors.vodafone.com/videos

Committee governance

Committee meetings normally take place the day before Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee’s papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Group Chief Financial Officer, the Group Audit Director, the Compliance Director and the Group Head of Risk without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process.

The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2018 UK Corporate Governance Code (‘Code’). The Committee continues to have competence relevant to the sector in which the Group operates.

Read more about the skills and experience of Committee members on pages 73 to 76

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	87

Governance continued Audit and Risk Committee continued

Risk deep-dive reviews

The Committee performed a series of deep dives with management as part of the meeting agendas. These reviews are summarised below, together with the Group’s principal risk to which the review relates.

Principal risk	Area of focus

Disintermediation

New technologies and business models

The Committee met with the Group Strategy Director to review and challenge the Group’s activities and strategies to mitigate the potential risks from new industry challengers and technologies.

Cyber threat

Cyber security

The Committee met on several occasions during the year with the Group Chief Technology Officer and the Cyber Security, Technology Strategy and Governance Director. Topics covered included: (i) a deep-dive on cyber risk, (ii) a deep-dive on IT transformation strategy, (iii) the review of risks relating to shadow IT and activities to manage the risks and (iv) the management of end-of-life IT systems.

Technology resilience and future readiness

Technology resilience

The Committee met with the Group Chief Network Officer for the annual review of the Group’s activities and strategies to mitigate the principal risks around technology resilience.

Company transformation Adverse changes in macroeconomic conditions Adverse market competition Portfolio transformation and governance of investments

Business reviews

The Committee met with a range of markets and business units, with a focus on the operational landscape, local risk assessments and related activity, the control environment and progress against any findings from Internal Audit activities. This included:

–  Update on portfolio transformation and governance of joint ventures with the CEO and CFO of Vodafone Investments;

–  Review of Vodafone Business with the Vodafone Business CEO;

–  Review of Vodafone Shared Operations with the entity CEO;

–  Germany market review with the market CEO;

–  Market review with the Vodacom Group CEO and CFO, with a focus on M-Pesa and the transformation of the risk and compliance function; and

–  Annual update on the European cluster markets with the CEO European Markets, the Global Finance Director of Markets and the European cluster markets Finance Director.

Data management and privacy

Data

The Committee met with members of the data governance and privacy teams to review and challenge the Group’s strategy and activities around data management risk and how compliance standards are being met.

Financial reporting

The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on:

–	The quality and acceptability of accounting policies and practices;
–	Providing advice to the Board on the form and basis underlying the long-term viability statement;
–	Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor;
–	An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US Annual Report on Form 20-F complies with relevant US regulations;
–	The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and
–	Any correspondence from regulators in relation to our financial reporting.

Accounting policies and practices

The Committee received reports from management in relation to:

–	The identification of critical accounting judgements and key sources of estimation uncertainty, including the impact of climate change on the consolidated financial statements;
–	Significant accounting policies; and
–	Proposed disclosures of these in this Annual Report.

Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 ‘Basis of preparation’ and within other notes to the consolidated financial statements.

Fair, balanced and understandable

The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment is supported by the Group’s Disclosure Committee, which reviews and assesses the appropriateness of investor communications including the Annual Report and results announcements. The Disclosure Committee is chaired by the Group General Counsel and Company Secretary who briefs the Committee on the Disclosure Committee’s work and findings.

The Committee reviewed the processes and controls that underpin the Annual Report’s preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders that will have an impact on the Company’s long-term success.

The Committee reviewed a draft of the Annual Report to enable input and comment. The review is performed in conjunction with the ESG Committee members and included the review of Task Force on Climate-related Financial Disclosures (‘TCFD’) and ESG-related disclosures. This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code. The Committee also reviewed the results announcements.

88	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued Audit and Risk Committee continued

Significant financial reporting judgements

The areas considered and actions taken by the Committee in relation to the 2025 consolidated financial statements are outlined below. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements.

Area of focus	Actions taken

Impairments

Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions.

Updated expectations of the future financial performance of Vodafone Germany were reflected in the Group’s annual impairment testing. This received particular focus given the reduced headroom between the recoverable amount and the carrying value of Vodafone Germany reported at the time of the Group’s half-year results announcement and Q3 trading update.

Impairments of €4,350 million and €165 million were recognised at 31 March 2025 in respect of Vodafone Germany and Vodafone Romania, respectively.

See note 4 ‘Impairment losses’ in the consolidated financial statements.

The Committee met with the European Markets CEO and the Global Finance Director of Markets to review the turnaround plan of Vodafone Germany.

Ahead of the Q3 trading update published in February 2025, the Committee reviewed the proposed disclosures in relation to the impairment risk for Vodafone Germany.

The Committee met with the Group Head of Financial Planning & Analysis and the Group Financial Controlling and Operations Director in November 2024, March 2025 and May 2025 to discuss the impairment assessments undertaken for both the half-year and year-end results and to challenge the appropriateness of assumptions made, including:

–  The financial performance of Vodafone Germany;

–  Management’s valuation methodology;

–  The achievability of the Group’s five-year business plans;

–  The potential impacts of market factors on the Group’s businesses and their business plans;

–  The long-term growth assumed for the Group’s businesses at the end of the plan period; and

–  The discount rates assumed in the valuation of the Group’s businesses.

Portfolio changes

The Group completed the disposals of Vodafone Spain and Vodafone Italy on 31 May 2024 and 31 December 2024, respectively. These entities were classified as discontinued operations in the prior financial year.

See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements.

The Committee met with the Group Financial Controlling and Operations Director in March 2025 and May 2025 who outlined the key accounting and disclosure impacts in relation to the transactions in the consolidated financial statements.

The Committee also considered the key accounting implications of the merger of Vodafone and Three in the UK.

Area of focus	Actions taken

India accounting matters

The disclosure and accounting judgements in relation to the Group’s conditional and capped obligations to make certain payments to Vodafone Idea Limited (‘VIL’) under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017.

See note 22 ‘Capital and financial risk management’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements.

The Committee reviewed the appropriateness of the Group’s accounting judgements in relation to potential liabilities under the payment mechanism agreed with VIL.

These reviews occurred at the September 2024, November 2024, March 2025 and May 2025 Committee meetings.

Liability provisioning

The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers and suppliers.

See note 16 ‘Provisions’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements.

The Committee met with the Director of Litigation in November 2024 and May 2025 in advance of the half-year and year-end reporting, respectively.

The Committee reviewed and challenged management’s assessment of the status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and appropriateness of disclosures in the consolidated financial statements.

Taxation

The Group is subject to a range of tax claims and related legal actions in several jurisdictions where it operates. Furthermore, the Group has extensive accumulated tax losses, and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses.

See note 6 ‘Taxation’ and note 29 ’Contingent liabilities and legal proceedings’ in the consolidated financial statements.

The Committee met with the Group Tax Director in November 2024 and May 2025 in advance of the half-year and year-end financial reporting, respectively. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures.

Revenue recognition

Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems.

See note 1 ‘Basis of preparation’ in the consolidated financial statements.

The accounting policy for and related disclosure requirements of IFRS 15 that have been presented in the Annual Report were reviewed in March and May 2025.

The Committee considered the scope of EY’s planned revenue audit procedures and their related audit findings and observations at its meetings in November 2024 and May 2025.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	89

Governance continued Audit and Risk Committee continued

Regulators and our financial reporting

The Financial Reporting Council (‘FRC’) publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2025 Annual Report being:

–	Annual review of corporate reporting;
–	Annual review of corporate governance reporting;
–	Thematic reviews on existing disclosure requirements for (i) Offsetting in the financial statements, and (ii) IFRS 17 ‘Insurance Contracts’; and
–	Updated guidance to support going concern reporting.

The Group already complied with the majority of the recommendations and the 2025 Annual Report has been updated to adopt best practice where appropriate.

In January 2024, the FRC published an updated UK Corporate Governance Code (‘revised Code’). The implementation date will be the year ending 31 March 2026 for the Group, excluding the enhanced internal control requirements (Provision 29) in the revised Code for which implementation is the year ending 31 March 2027. The Group’s Risk, Assurance and Controls team is identifying the scope of our material internal controls and the level of internal attestation work that will be performed to support the Board’s declaration of effectiveness of the controls. We expect to leverage our established controls programme, which underpins our existing US reporting obligations.

In September 2024 and January 2025, the Committee received updates on the Group’s readiness activities to meet the requirements of the Corporate Sustainability Reporting Directive (‘CSRD’). The Group has established a central team responsible for the delivery of CSRD compliance within the existing ESG team. Progress towards compliance continues to be closely monitored by management. On 26 February 2025, the EU published its Omnibus Package. Management is assessing the implications of the proposed changes to the CSRD, including the two year extension for compliance.

In January 2025, the US Securities and Exchange Commission (‘SEC’) raised a comment in relation to a disclosure in our Form 20-F for the year-ended 31 March 2024 and also the format of sections of the filing. We submitted our written response which was accepted and the SEC closed their review in February 2025

Internal control and risk management

The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework and the work of the Internal Audit function.

Internal Audit

The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk-based approach. The function reports into the Committee and, administratively, to the Group Chief Financial Officer. The function is composed of teams across

Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base.

Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures conformity with the International Professional Practices Framework, which encompasses the standards of the Institute of Internal Auditors, incorporating the principles and standards of Ethics and Professionalism and the continuous development of the audit methodology applied. The conformity is reviewed and verified through an external quality assessment by an independent consultancy firm every three years.

The Committee has a standing agenda item to cover Internal Audit-related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources and reviews the strategic initiatives for the continuous improvement of the function’s effectiveness. The audit plan is determined by considering Internal Audit’s rolling review framework and the outputs of a data-driven risk assessment. The Committee reviews progress against the approved audit plan and the results of Internal Audit activities, with a strong focus on unsatisfactory audit results and cross-entity audits, which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and entity to highlight both changes in the control environment and areas that require attention.

During the year, Internal Audit coverage focused on principal risks, including Cyber threat, Data management and privacy and Adverse macroeconomic conditions.

Through the thematic reviews, assurance was provided across a range of areas, including: handsets; ransomware recovery; data management and protection; consumer strategic initiatives; customer churn and retention management; business resilience and recovery; cross-border regulatory compliance at Vodafone Business; security of outsourced services; sourcing and M-Pesa. The activities performed by the shared service organisation continue to receive ongoing focus due to the significance across many processes.

Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion.

The last independent review of the effectiveness of the Group’s Internal Audit function was performed by Deloitte LLP in December 2024, and the results were presented to the Committee. The review concluded that the Internal Audit function operated in accordance with the International Professional Practices Framework, which includes the IIA Standards and Code of Ethics, and it has continued to invest significant effort in maintaining its ‘Generally Conforms’ rating, which is the highest rating attainable. The review showed that the function is equivalent in capability to the most innovative functions in the FTSE 100, more commonly seen in the Financial Services sector.

The Internal Audit function continues to invest in initiatives to improve its effectiveness, particularly in the adoption of new technologies. The innovative use of data analytics has provided broader and deeper audit testing and insight.

90	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued Audit and Risk Committee continued

Assessment of the Group’s system of internal control, including the risk management framework

The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties as set out on pages 55 to 59 and a range of mitigations as set out on page 60. Cyber threats remain a major focus for the Committee given the continual threats in this area.

The Group has an internal control environment designed to protect the business from the material risks that have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls.

The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC. This activity was supported by (i) reports from the Group Audit Director, (ii) a review of the Group’s principal risks with the Head of Risk, and (iii) reviews of the Group’s second line of defence with the Group General Counsel and Company Secretary, the Global Director of Compliance and Business Integrity and the Group Head of Controls, Compliance and Assurance.

The Group operates a ‘Speak Up’ channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations.

The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2025 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the Code.

Compliance with section 404 of the US Sarbanes-Oxley Act

Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee’s remit.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group’s work in relation to section 404 compliance and the Group’s broader financial control environment during the year. We continue to challenge management on ensuring the nature and scope of control activities evolve to ensure key risks continue to be adequately mitigated.

The Committee also took an active role in monitoring the Group’s compliance activities, including receiving reports from management in the year covering programme-level strategy, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee.

Long-term viability statement and going concern assessment

The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment.

Read more about the long-term viability statement on page 59

Read more about the going concern assessment on page 117

At our meeting in May 2025, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group’s prospects made by management included consideration of:

–	The review period and alignment with the Group’s internal long-term forecasts;
–	The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets;
–	The modelling of the financial impact of severe but plausible risk scenarios materialising;
–

The inclusion of clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements; and

–

The thoroughness of disclosure in relation to the Group’s liquidity provided in the consolidated financial statements. See note 22 ‘Capital and financial risk management’ in the consolidated financial statements.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	91

Governance continued Audit and Risk Committee continued

External audit

The Committee has primary responsibility for overseeing the relationship with the external auditor, EY. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. The lead audit partner role rotated to Michael Rudberg, a pre-existing partner on the audit team, for the year ended 31 March 2025.

EY presented to the Committee its detailed audit plan for the 2025 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process.

The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls.

The last external audit tender took place in 2019, which resulted in the appointment of EY for the financial year ended 31 March 2020. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years after the first financial year of appointment. In deciding whether to conduct an external audit tender, the Committee considers a range of factors, including the potential cost and efficiency benefits of retaining the incumbent auditor.

The Group has complied with the September 2014 Competition and Markets Authority Order for the financial year under review.

Read the report of the independent registered public accounting firm on pages 119 to 122

Independence and objectivity

In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s (‘PCAOB’) standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on its independence. The Committee received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the SEC and the PCAOB.

Effectiveness of the external audit process

The Committee reviewed the quality of the external audit process throughout the year and considered the performance of EY. This comprised the Committee’s own assessment and the results of a detailed feedback survey of senior personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit.

EY audit and non-audit fees

Total fees payable to EY for audit and non-audit services in the year ended 31 March 2025 amounted to €30 million (FY24: €36 million).

	FY25 €m	FY24 €m
Audit fees	27	26
Non-audit fees – Audit-related	3	10
Non-audit fees – Tax fees	–	–
Total	30	36

See note 3 ‘Operating profit’ in the consolidated financial statements for more information.

Audit fees

The Committee reviewed and discussed the fee proposal and was engaged in agreeing audit scope changes. Following the receipt of formal assurance that fees were reasonable for the scope of work required, the Committee agreed an audit fee of €27 million for statutory audit services in the year (FY24: €26 million).

Non-audit fees

To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services (‘the policy’). The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The policy incorporates the requirements of the FRC’s Ethical Standard, including a ‘whitelist’ of permitted non-audit services which mirrors the FRC’s Ethical Standard.

The FRC’s revised 2024 Ethical Standard became effective on 15 December 2024. The revisions to the Ethical Standard have not resulted in any changes to the policy compared to the prior year.

The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to:

–	A €60,000 fee limit for individual engagements;
–	A €500,000 total fee limit for services where there is no legal alternative; and
–	A €500,000 total fee limit for services where there is no practical alternative supplier.

For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service.

Non-audit fees in the year were €3 million (FY24: €10 million). The level of non-audit fees in the prior year ended 31 March 2024 was higher than recent years. This is primarily attributable to Reporting Accountant services that were provided by EY in connection with the merger of Vodafone UK with Three UK and other audit-related services associated with the disposal of Vodafone Spain which completed on 31 May 2024.

Vodafone did not incur any tax fees with EY and EY did not provide any products or services to Vodafone other than the audit and audit-related services disclosed above.

92	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Governance continued

Technology Committee

The role of the Technology Committee is to support the Board by providing expert oversight and monitoring of the Group’s technology strategy, as well as assessing technology risks, understanding resource and talent requirements, and exploring new innovations that may enable future growth.

Chair
Simon Segars

Members
Deborah Kerr
Delphine Ernotte Cunci
Stephen A. Carter CBE

The attendance at Committee meetings can be found on page 76

Key responsibilities

The responsibilities of the Committee are to:

–	Oversee, monitor and challenge the Group’s technology strategy;
–	Review long-term technology plans and budgets, including capital investment, resourcing, skills and prioritisation;
–	Understand future technology developments, industry trends and technology innovation that may impact the Company strategy;
–	Review technology risks, disruptors and mitigations;
–	Participate in deep dives into particular topics, innovations or plans;
–	Assess whether the technology strategy is consistent and enabling the overall Company strategy;

–

Review technology strengths, weaknesses, opportunities and threats with executive management to oversee actions being taken in each area. This will include a focus on disruptors and risks that could adversely impact the strategy;

–	Review significant transformation and technology programmes; and
–	Review technology supply chain, partnerships and external relationships that underpin the strategy.

Letter from Committee Chair

On behalf of the Board, I am pleased to present Vodafone’s Technology Committee Report for the year ended 31 March 2025.

This year, the Committee met four times and discussed a range of topics across the Committee’s areas of responsibility in alignment with Vodafone’s strategic pillars of Customers, Simplicity and Growth.

An important objective of the Committee is to provide external perspectives and challenge into the technology strategy and direction. Topics reviewed during Committee meetings in FY25, such as how Artificial Intelligence (‘AI’) is being deployed to improve customer care, have enabled Committee members to lead and support broader technical discussions with the rest of the Board.

I have reported this year’s Committee work to the Board and I am looking forward to the next year chairing the Committee.

Simon Segars

On behalf of the Technology Committee

3 June 2025

Focus during the year

The Technology Committee met with senior leaders of the technology team including the Chief Technology Officer and Chief Network Officer on four occasions during the year ended 31 March 2025. The following provides a summary of the topics covered.

May 2024

The Committee conducted a deep dive of Vodafone’s strategy for scale adoption of the most valuable AI use cases. We also invited one of our hyperscaler strategic partners to share their perspectives of Vodafone’s AI journey and the areas to leverage to maximise value.

We debated how Vodafone employs Cloud as a core enabler of our technology strategy, underpinned by our strategic partnerships to support the Company’s focus on Customers, Simplicity and Growth.

July 2024

The cyber threat landscape affecting the industry was assessed and we reviewed Vodafone’s cyber security strategy, approach, operating model and future roadmap, with the Committee reflecting on the macroeconomic and geopolitical factors affecting the sector.

We did a deep-dive on Open RAN technology, exploring the emerging ecosystem, existing deployments, innovations, vendors, and opportunities in support of Vodafone’s global radio access network tender.

November 2024

Vodafone’s international networks were evaluated, including terrestrial connectivity, submarine cables and the services we offer across our global footprint. With satellite platforms due to become part of Vodafone’s offering over the next 12 months, the Committee will also spend time focusing on this technology.

We explored the technologies and innovations helping Vodafone to achieve its energy and climate goals, with focus on our African access networks. Plans were reviewed for enhancing power supply reliability, reducing operating costs, and addressing the challenges to meet our net-zero climate commitments.

January 2025

Finally, in January the Vodafone Group Plc Board visited Germany for a series of local market discussions. In support of this agenda the Committee conducted two deep-dives.

We examined the local architecture and strategic initiatives to simplify and modernise the IT estate while enhancing operational efficiency and agility. The second session focused on our mobile and fixed network strategy for the German market as well as simplification and automation initiatives.

Key focus for the next year

Next year we expect to continue to look at existing and new technologies that drive innovation, Company strategy and growth, focusing on how technology enables customer service and builds trust. Strategy discussions will consider how we manage both opportunities and risks.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	93

Governance continued

ESG Committee

The role of the ESG Committee is to support the Board by providing expert oversight and monitoring of Vodafone’s Environmental, Social and Governance (‘ESG’) programme, responsible business practices and the contribution to the societies we operate in under the social contract.

Chair
Amparo Moraleda

Members
Jean-François van Boxmeer
Christine Ramon
Simon Segars

The attendance at Committee meetings can be found on page 76

Key responsibilities

The responsibilities of the Committee are to:

–	Provide oversight of the Vodafone Group ESG programme, in addition to monitoring the purpose agenda and social contract;
–	Review and provide guidance on the implementation of the ESG strategy, related policies and programmes;
–	Monitor performance of external ESG indices;
–	Understand future ESG developments, industry trends and regulation that may impact Vodafone, as well as provide oversight of the programmes that impact our strategy or reputation; and
–	Provide joint oversight and effective governance with the Audit and Risk Committee (‘ARC’) over the ESG content for disclosures and regulatory compliance.

Click to read the Committee’s terms of reference: vodafone.com/board-committees

Letter from Committee Chair

On behalf of the Board, I am pleased to present Vodafone’s ESG Committee report for the year ended 31 March 2025.

The Committee was established in 2021, with the founding members bringing a wealth of experience across domains that relate to ESG, complemented by specialist industry knowledge and expertise in the locations in which we operate. In FY25, the ESG Committee met four times, and the agendas included a range of topics across the Committee’s areas of responsibility.

An important objective of the ESG Committee is to provide external perspectives and challenge the ESG programme and direction.

The meetings fostered continuous development of the relationships with the senior leaders who drive the purpose agenda and strategies to deliver against our ESG objectives. This furthers our ambition to engage Vodafone employees in supporting positive change across ESG areas. These discussions have enabled Committee members to lead and support broader technical discussions with the Board on ESG topics.

In January 2025, both the ESG Committee and the Audit and Risk Committee (‘ARC’) reviewed Vodafone’s approach to the Corporate Sustainability and Reporting Directive (‘CSRD’). In FY26, we aim to increase the frequency of joint ARC and ESG Committee meetings from annual to bi-annual, which signifies the importance of joining together ESG compliance with strategy as we look to meet evolving requirements.

I have reported this year’s Committee work to the Board and I am looking forward to the next year chairing the Committee, starting with the next meeting in July 2025.

Amparo Moraleda

On behalf of the ESG Committee

3	June 2025

Focus during the year

The ESG Committee met with senior leaders from many business functions and operating companies this year including External Affairs, Vodafone Business and Vodacom, all of whom have key ESG strategic deliveries and responsibilities.

July 2024

In the first meeting of FY25, the Committee reviewed the transparency report, a voluntary disclosure that details our approach on law enforcement and governance assistance, prior to its publication in September 2024. The ESG Committee also received a progress update on ESG performance, the ESG strategy to support Vodafone’s business customers, and our approach to carbon enablement.

November 2024

In the second meeting of the year, business leaders presented the Empowering People strategy for review and approval, the ESG Committee agreed Vodafone’s position on children and smartphones and reviewed the outcomes of our CSRD-aligned materiality assessment.

January 2025

In addition to an update on our CSRD programme, the ESG Committee reviewed the renewable energy strategy and discussed the influence of ESG activities on the reputation of Vodafone and its operating companies in January.

March 2025

In March, the ESG Committee met to discuss Vodafone’s approach to ESG disclosures in FY25 and beyond, as well as the potential impacts of Vodafone’s structural changes on ESG progress. The papers received by the Committee outlined the key changes made since the previous Annual Report, including the strategic approach and a forward looking view of key milestones which may impact Vodafone’s reporting in the future. A review of structural changes on performance against targets and compliance requirements was also provided.

In addition, we facilitated a session to increase awareness on ESG topics for the full Board. This covered the evolution of the ESG risk landscape in the UK and Board fiduciary duties, ESG preparedness and governance for evolving reporting responsibilities, and how driving ESG action and disclosures help to grow Vodafone’s reputation and revenue.

Key focus for the next year

The Committee continues to closely monitor the evolving ESG landscape and prepare for future reporting requirements, such as the CSRD. Alongside reviewing Vodafone’s alignment with ESG compliance requirements, the Committee continues to review Vodafone’s strategic focus, progress against targets, embed ESG practices in our operations and commercial strategy and, along with the ARC, oversee the ESG data management programme.

94	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Remuneration Committee

Letter from the Remuneration Committee Chair

On behalf of the Board, I present our 2025 Directors’ Remuneration Report.

This report includes both our 2025 Annual Report on Remuneration and our Policy Report (as approved by shareholders at the 2023 AGM), which sets out how our policy was implemented during the year under review and how it will be applied for the year ahead.

Alignment with our strategy

This year we took the final steps in reshaping the Group for growth; a goal we set ourselves two years ago. We have sold our commercial businesses in Vodafone Spain and Vodafone Italy, completed the UK merger with Hutchison (the UK operation known as Three UK), and reshaped our continuing operations and investment portfolio for growth.

Our incentive outcomes for the 2025 annual bonus and 2022 global long-term incentive awards reflect our financial and strategic achievements across our markets and divisions.

In regards to our annual bonus, we achieved at or above target performance in respect of our financial measures. In Africa and Türkiye we reported strong growth, with the UK and Other Europe also performing well. As expected, this was a more challenging year in Germany largely due to law changes leading to the end of bulk TV contracting.

Across our strategic measures for both incentive plans, we have seen positive performance. Specifically in our bonus, we improved customer satisfaction in our European markets, driven by investments in the customer and frontline experience. We subsequently delivered strong net promoter scores across our European and African markets, sustained broadly stable churn levels, and reduced the number of deep detractors. This led to an above-target performance of our customer measures for our annual bonus. In our long-term incentive strategic goals we exceeded the ambition of each metric.

Alignment with our culture and people strategy

Strong and talented leadership is critical to Vodafone as we continue to deliver our transformation. Competitive pay is crucial to attracting such talent, with this mind we reviewed the remuneration of our Executive Directors against our peers in the FTSE 30. Based on this review, it was agreed to deliver a 3.5% increase to the Group Chief Executive’s base salary.

Read more about the 2026 base salary arrangements on page 95 of this Annual Report

When reviewing the base salary of our Executive Directors, we continue to align the level of increase to the wider workforce in the UK. More broadly, we also continue to engage with colleagues on pay through a variety of different channels, and it is recognised that this is even more critical during this period of change. Our workforce engagement leads attend employee forums in Europe and Africa to understand employee views on a range of topics, and this year this included our strategy, M&A activity, and people opportunities. Employee delegates at these forums continue to state how much they appreciate the opportunity to directly share views with Board members.

Read more about our culture and people strategy on page 14 of this Annual Report

Fair pay

We have six fair pay principles that we assess ourselves against annually through a global review. This year we took the next steps to build on this foundation by designing our pay transparency strategy, increasing the openness with employees on their pay, represented by our open and transparent fair pay principle. This will help us prepare for the incoming EU Pay Transparency Directive, which will impact a number of colleagues based in EU member states.

Performance outcomes during 2025

GSTIP performance (1 April 2024 – 31 March 2025)

Annual bonus performance during the year was determined against both financial and strategic measures aligned to our strategic priorities of Customers and Growth. The four measures underpinning Growth, equivalent to 70% of the award, include service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), and revenue market share (‘RMS’) (10%). The measures under the Customers element of the award, equivalent to 30% of the award, include NPS (20%) and churn (10%).

Performance under the financial and strategic measures was slightly above the mid-point of the target range. The combined performance resulted in an overall bonus payout of 58.6% of maximum.

Read more on page 97

GLTI performance (1 April 2022 – 31 March 2025)

The 2023 GLTI award (granted July 2022) was subject to adjusted FCF (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. All performance conditions were measured over the three-year period ending 31 March 2025.

Adjusted FCF performance finished at the mid-point of the range, resulting in 54.2% of this element vesting. Relative TSR performance was below the median of the peer group resulting in no vesting under this measure. ESG performance was assessed against three metrics and vested at 100.0%. This resulted in an overall vesting percentage for the 2022 GLTI of 42.5% of maximum.

Read more on pages 98

Consideration of discretion

The Committee reviewed the appropriateness of the outcomes of both the annual bonus and long-term incentive plan in light of both the relevant performance targets and wider internal and external considerations, including the wider stakeholder experience, across the respective measurement periods. The Committee also acknowledged that no windfall gains had occurred under the long-term incentive plan. It was agreed that the outcomes were appropriate and that no adjustments were required.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	95

Remuneration Committee continued

Arrangements for 2026

Board changes

As announced on 7 May 2025, Luka Mucic, the Group Chief Financial Officer, will be stepping down from the Board no later than early 2026. As a result, Luka will not receive a 2026 GLTI award and all outstanding GLTI awards held by Luka will lapse when he leaves the Group. He will however receive an annual bonus in respect of the 2025 financial year in the normal way. Full details of the leaving arrangements for Luka will be provided in the 2026 Annual Report on Remuneration.

Base salary

Following the 2025 salary review, the Committee agreed the following decisions for the Executive Directors:

–	Group Chief Executive (Margherita Della Valle): £1,293,750 (3.5% increase)
–	Group Chief Financial Officer (Luka Mucic): £760,000 (no change)

Annual bonus (‘GSTIP’)

During the year the Committee determined that measures and weighting under the 2026 annual bonus will remain the same as the 2025 plan given they continue to support our Company strategy. The measures under the annual bonus plan are as follows:

–	Growth (70%): service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%) and revenue market share (10%).
–	Customers (30%): net promoter score (20%) and churn (10%).

Read more on page 104

Global long-term incentive (‘GLTI’)

The Committee determined that the GLTI will remain unchanged for 2026. The measures under the long-term incentive will continue to be weighted at 60% adjusted FCF, 30% relative Total Shareholder Return (‘TSR’) and 10% ESG.

Read more on pages 104 to 105

Looking ahead

Over the course of the next 12 months the Committee will be reviewing the current Remuneration Policy ahead of its submission for approval at the 2026 AGM in line with regulatory requirements and I look forward to engaging with our shareholders, ahead of this. The Committee will ensure sufficient time is allocated to consultation prior to the policy being finalised for approval.

The rest of this report sets out both our 2025 Annual Report on Remuneration, which includes the decisions and outcomes summarised in this letter in further detail, and our Policy Report, as approved at the 2023 AGM.

Amparo Moraleda

On behalf of the Remuneration Committee

3 June 2025

Remuneration at a glance

Component	2025 (year ending 31 March 2025)

Fixed pay

Base salary	Effective 1 July 2024:
Group Chief Executive: £1,250,000.
Group Chief Financial Officer: £760,000.

Benefits	Travel-related benefits and private medical cover.

Pension	Pension contribution of 10% of salary.

Annual bonus

GSTIP	Opportunity (% of salary):
Target: 100%/Maximum: 200%

Measures:
Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), RMS (10%),
NPS (20%) and churn (10%).

Long-term incentive
GLTI	Opportunity (% of salary –maximum):
Chief Executive: 500%/Other Executive Directors: 450%

Measures:
Adjusted FCF (60%), relative TSR (30%), and ESG (10%).

Performance/holding periods:
Three-year performance + two-year holding period.
Executive Directors’ 2025 pay outcomes £’000

Notes:
1. Fixed remuneration consists of salary, taxable benefits, and pension/cash in lieu of pension.
2. Further information on the total remuneration of Executive Directors for the 2025 Financial Year can be found on page 96.

96	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Remuneration Committee continued

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee (the ‘Committee’) and activities undertaken during the 2025 financial year. The Committee’s function is to exercise independent judgement and consists of the following independent Non-Executive Directors:

Chair: Amparo Moraleda

Committee members: Delphine Ernotte Cunci and Michel Demaré

The Committee regularly consults with Margherita Della Valle, the Group Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Maaike de Bie, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee.

Meetings

The Remuneration Committee normally has five scheduled meetings per year, held either in person or via conference call. Details of the principal agenda items for these meetings for the year under review are set out below. In addition to these scheduled meetings, ad hoc meetings or conference calls can also take place when required. Meeting attendance can be found on page 76.

Meeting	Agenda items
May 2024	– 2024 annual bonus achievement and 2025 targets/ranges.	– External market update.
– 2024 Directors’ Remuneration Report.
– 2022 long-term incentive award vesting and 2025 targets/ranges.
– Shareholder engagement.
July 2024	– 2024 AGM update.	– Share plan grant approval.
November 2024	– External market update.	– Share plan update.
January 2025	– 2026 short-term incentive structure	– UK pay gap reporting.
– Share plan update.
March 2025	– Risk assessment of incentive plans	– Chair and Non-Executive Director fee levels.
– Remuneration arrangements across Vodafone.
– 2026 reward packages for the Executive Committee.
– 2025 Directors’ Remuneration Report.

2025 remuneration

In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2025 financial year versus 2024. Specifically, we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share award which will vest in July 2025 as a result of the performance through the three-year period ended 31 March 2025.

Consideration of the use of discretion

The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting.

The Committee reviewed incentive outcomes at the May 2025 meeting and considered the appropriateness of outcomes in light of wider financial and business performance and the wider employee experience across the relevant measurement periods for both the short-term and long-term incentive plans. The Committee agreed the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year.

The 2025 period under review reflects a full year of service for Margherita Della Valle, the Group Chief Executive, and Luka Mucic, the Chief Financial Officer. Margherita’s 2024 single figure outlined below includes remuneration arrangements for her time as interim Group Chief Executive up until 27 April 2023, while Luka’s 2024 figure reflects the period of service from his appointment as Chief Financial Officer on 1 September 2023.

Total remuneration for the 2025 financial year

	Margherita Della Valle		Luka Mucic
	2025 £’000	2024 £’000	2025 £’000	2024 £’000

Salary/fees	1,250	1,238	760	443

Taxable benefits[1]	57	40	140	115

Annual bonus: GSTIP (see below for further detail)	1,464	1,780	890	631

Total long-term incentive:	1,668	1,213	–	–

GLTI awards[2,3]	1,307	910	–	–

GLTI dividends[4]	361	303	–	–

Pension/cash in lieu of pension	125	124	76	44

Total	4,564	4,395	1,866	1,233

Total Fixed Remuneration	1,432	1,402	976	602

Total Variable Remuneration	3,132	2,993	890	631

Notes:

1.

Benefits received include: relocation (Luka Mucic £116,000), cash car allowance (£19,200 p.a. each), travel including grossed up tax (Margherita Della Valle £30,370, Luke Mucic £4,902), private healthcare, and a long service award.

2.

The share prices used for the 2024 and 2025 values, as set out in note 4 below, are around the same price as the grant prices for the respective awards. As such, no amount of the value shown in the 2024 or 2025 column is attributable to share price appreciation during the performance or vesting periods.

3.

The value shown in the 2024 column is the award which vested on 5 August 2024 and is valued using the execution share price on 5 August 2024 of 69.06 pence. This figure reflects the final vest price under the GLTI confirmed after the 2024 Annual Report on Remuneration was published. The value shown in the 2025 column is the award which vests on 27 July 2025 and is valued using an average closing share price over the last quarter of the 2025 financial year of 69.55 pence.

4.

Under the GLTI, executives receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown for 2025 relates to the award vesting on 27 July 2025, which will be paid at the point of vesting.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	97

Annual Report on Remuneration

2025 annual bonus (‘GSTIP’) payout

In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2025 of 58.6% of maximum. This outcome is applied to the maximum bonus level of 200% of base salary for each Executive Director. Commentary on our performance against each measure is provided on the next page.

Performance measure	Payout at maximum performance (% of salary)	Actual payout (% of salary)	Actual payout (% of overall bonus maximum)	Threshold performance level €bn	Target performance level €bn	Maximum performance level €bn	Actual performance level[1] €bn

Service revenue	40.0%	22.2%	11.1%	29.2	30.1	31.0	30.2

Adjusted EBIT	40.0%	20.9%	10.4%	3.5	4.2	5.0	4.2

Adjusted free cash flow	40.0%	24.7%	12.4%	2.3	2.8	3.3	3.0

Revenue market share	20.0%	11.7%	5.9%

Net promoter score	40.0%	25.7%	12.9%

Churn	20.0%	11.9%	5.9%		See overleaf for further details

Total annual bonus payout level	200.0%	117.1%	58.6%

Note:

1.	These figures are adjusted for the impact of M&A disposals, foreign exchange movements and any changes in accounting treatment.

Financial metrics

As set out in the table above, adjusted EBIT finished at the mid-point of the respective target ranges whilst service revenue and adjusted free cash flow finished above the mid-point of the respective target ranges.

Customer metrics

An assessment of performance under the customer measures was conducted on a market-by-market basis. Each market was assessed against a number of different metrics against the following measures:

–	Net Promoter Score (‘NPS’) for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us.
–	Churn – defined as total gross customer disconnections in the period divided by the average total customers in the period.
–	Revenue market share (‘RMS’) – based on our total service revenue versus that of our competitors in the markets we operate in.

All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Further details on our performance against each key metric is set out below.

During the year we recorded strong consumer benchmark NPS leadership or co-leadership positions in the UK, Germany, South Africa, Portugal, Albania, Egypt, DRC, Tanzania, and Lesotho. Our benchmark NPS monitoring was supported with additional insight gained from our lifecycle NPS monitoring across a number of markets. This methodology assessed our progress against our strategic focus of reducing the number of deep detractors by asking whether customers would recommend Vodafone to friends, family or colleagues. Seven of eleven markets saw a reduction in deep detractors across the fiscal year, with the biggest reductions recorded in the UK (-17%), Türkiye (-28%), Romania (-27%), Egypt (-34%) and Albania (-48%). Overall, we reduced deep detractors by 12% at a Group level – a further reduction of approximately 2.5 million unhappy customers in FY25. Since the start date of focussing on deep detractor reduction back in April 2023, we have reduced deep detraction in our base from 16.0% to 12.6%, which translates into over 5 million fewer deep detractors. In respect of Vodafone Business which applies a benchmark NPS methodology, we held market leader positions in the UK, Portugal, Albania, and Greece, and achieved strong year-on year improvement in Türkiye. Whilst we did see score reductions in markets such as Ireland and South Africa, we have invested further in customer initiatives this year to close the gap.

In our mobile services, we maintained stable churn levels in Europe, with year-on-year improvements across the UK (-0.4 percentage points) and rest of Europe (-0.7 percentage points). Romania significantly reduced their levels (-3.1), driven by increased focus on high propensity to churn segments and stronger offers for customers. Elsewhere in our fixed services, we have seen a significant year-on-year reduction of -1.1 percentage points, with strong performance in Germany (-1.3), UK (-0.6) and rest of Europe (-0.8), The UK reduced its out of contract base to an all-time low of 23%, contributed by overperformance in upgrades and a maturing full fibre base. There is an opportunity to improve our score in our African markets, and this is expected to improve following changes to how this measure is governed.

We have achieved above-target performance for our RMS measure this year. In our fixed line services, Greece, Egypt, and the UK reported year-on-year improvements whilst in our mobile services there was strong performance in Romania, Tanzania, and Türkiye. Our overall position could have been stronger in some of our African markets and Germany, however this was offset by consistent performance in other markets and strong year-on-year improvements in Romania, Türkiye, and Egypt.

It is within this context that performance against our customers measures during the year was judged to be above the mid-point of the respective ranges for NPS, RMS, and churn.

Overall outcome

2025 annual bonus (‘GSTIP’) amounts	Base salary £’000	Maximum bonus % of base salary	2025 payout % of maximum	Actual payment £’000

Margherita Della Valle	1,250	200%	58.6%	1,464	[1]

Luka Mucic	760	200%	58.6%	890	[1]

Note:

1.

25% of Margherita Della Valle’s and Luka Mucic’s post-tax bonus will be deferred into shares for two years if they have not met their share ownership requirement prior to the payment of their annual bonus.

98	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Long-term incentive (‘GLTI’) award vesting in July 2025

Targets

The performance conditions for the three-year period ending in the 2025 financial year are as follows:

Adjusted FCF performance – 60% of total award (€bn)		TSR outperformance – 30% of total award		TSR peer group
Below threshold	<14.00	Below threshold	Below median	BT Group	Royal KPN
Threshold	14.00	Threshold	Median	Deutsche Telekom	Telecom Italia
Maximum	16.60	Maximum	8.50% p.a.	Liberty Global	Telefónica
				MTN	Telefónica Deutschland[1]
				Orange

Note:

1.

This peer delisted from the Frankurt Stock Exchange in April 2024 after this award was granted. As a result, its respective outcome was its performance up to the delisting date and thereafter based on movements in the peer group, adjusted in line with the average TSR performance of peer companies.

ESG performance – 10% of total award
Purpose pillar	ESG metric for 2023 GLTI	Overall ambition of 2023 GLTI	Baseline position for 2023 GLTI	Ambition for 2023 GLTI (10% of total award)
Planet	Net zero	90% reduction in Scope 1 and 2 emissions by 2030 against a FY20 baseline[1]	46% reduction in Scope 1 and 2 emissions versus a FY20 baseline at 31 March 2022	80% reduction in Scope 1 and 2 emissions versus a FY20 baseline by 21 March 2025
Inclusion for All	Female representation in management	40% representation of women in management by 2030	32% representation of women in management at 31 March 2022	35% representation of women in management by 31 March 2025
Digital Society / Inclusion for All	Financial inclusion customers	>75m financial inclusion customers by 2026	54.5m financial inclusion customers at 31 March 2022	70.0m financial inclusion customers by 31 March 2025

Note:

1.

Our goals are to achieve Net Zero in Europe by 2028 and Africa by 2035, with an aim to achieve a 90% reduction in Scope 1 & 2 by 2030 based on FY20 baseline. This is in line with our emissions reduction pathway which has been validated by the Science Based Targets initiative (‘SBTi’).

Vesting outcome

The 2023 long-term incentive (‘GLTI’) awards which were granted to executives in July 2022 will vest at 42.5% of maximum in July 2025.

The adjusted free cash flow for the three-year period ended on 31 March 2025 was €15.1 billion and equates to vesting under the FCF element of 54.2% of maximum.

The chart below shows that our TSR performance over the three-year period ended on 31 March 2025 was below the median of the peer group resulting in no vesting under this measure.

2023 GLTI award: TSR performance

Growth in the value of a hypothetical US$100 holding over the performance period, six-month averaging

ESG performance across our three metrics was as follows:

–	Net zero: exceeded 80% reduction in Scope 1 and 2 emissions versus the FY20 baseline as at 31 March 2025
–	Female representation in management: exceeded 35% representation of women in management at 31 March 2025
–	Financial inclusion connections: exceeded the ambition of 70.0m connections at 31 March 2025

The Committee reviewed the above performance and determined vesting under the ESG element of 100.0% of maximum. This reflected full vesting achievement under all metrics where strong progress against the stretching ambitions were made.

The vesting outcome when applied to the number of shares granted is set out in the table below.

2023 GLTI share awards subject to performance conditions vesting in July 2025	Maximum number of shares	Adjusted free cash flow performance payout % of maximum	Relative TSR performance payout % of maximum	ESG performance payout % of maximum	Weighted performance payout % of maximum	Number of shares vesting	Value of shares vesting (’000)[1]
Margherita Della Valle	4,419,335	54.2%	0.0%	100.0%	42.5%	1,878,659	£1,306,607

Note:

1.	The amount shown is valued using an average closing share price over the last quarter of the 2025 financial year of 69.55 pence.

A review is performed by our internal audit team over the adjusted free cash flow calculation to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. ESG performance is presented to the ESG Committee prior to the achievement level being reviewed by the Remuneration Committee. Details of how the plan works can be found in the Remuneration Policy.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	99

Annual Report on Remuneration continued

Long-term incentive (‘GLTI’) awarded during the year

The performance conditions for the 2025 long-term incentive awards granted in July 2024, subject to a three-year performance period ending 31 March 2027, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance set out in the tables below.

Adjusted FCF performance (60% of total award)	Adjusted FCF performance (€bn)	Vesting percentage (% of FCF element)

Below threshold	<7.5	0%

Threshold	7.5	20%

Maximum	9.5	100%

TSR performance (30% of total award)	TSR outperformance	Vesting percentage (% of TSR element)

Below threshold	Below median	0%

Threshold	Median	20%

Maximum	7.00% p.a.	100%

TSR peer group

BT Group	Deutsche Telekom	Liberty Global	MTN

Orange	Telecom Italia	Telefónica

ESG performance – 10% of total award
Purpose pillar	ESG metric for 2025 GLTI	Overall ambition	Baseline position for 2025 GLTI	Ambition for 2025 GLTI
Protecting our Planet	Net zero	90% reduction in Scope 1 and 2 emissions by 2030 against a FY20 baseline	66% reduction in Scope 1 and 2 emissions versus a FY20 baseline at 31 March 2024	86% reduction in Scope 1 and 2 emissions versus a FY20 baseline by 31 March 2027
Empowering People	Female representation in management	40% representation of women in management by 2030	35% representation of women in management at 31 March 2024	37% representation of women in management by 31 March 2027

The table below sets out the conditional share awards granted to Margherita Della Valle and Luka Mucic in July 2024. The number of shares granted for the maximum vesting level granted were based on the closing share price prior to the day of grant. At the time of the awards vesting, the Remuneration Committee will assess if any adjustments are required based on any windfall gains believed to have occurred.

2025 GLTI performance share awards granted in 2024[1]	Maximum vesting level (number of shares)	Maximum vesting level (face value2)	Proportion of maximum award vesting at minimum performance	Performance period end

Margherita Della Valle	8,545,255	£6,250,000	1/5th	31 Mar 2027

Luka Mucic	4,675,963	£3,420,000	1/5th	31 Mar 2027

Notes:

1.

GLTI awards were granted as conditional share awards with a value equal to the percentages of salary referred to on page 95. Dividend equivalents on the shares that vest are paid in cash after the vesting date.

2.	Face value calculated based on the closing share price on 30 July 2024 (day immediately preceding the date of the July grant) of 73.1 pence.

Outstanding awards

The structure of the award granted in July 2024 (vesting July 2027) is set out above. Further details of the structure of the award granted in July 2023 (vesting July 2026), and relevant targets, can be found in the Annual Report on Remuneration for 2024.

All-employee share plans

During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is a HM Revenue & Customs (‘HMRC’) tax advantaged scheme. Options under the plan are granted at up to a 20% discount to market value. No Executive Directors currently hold options under the plan.

Pensions

During the 2025 financial year, Margherita Della Valle accrued benefits under the defined contribution pension plan of £10,000, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Luka Mucic received a cash allowance of 10% of base salary.

Margherita Della Valle and Luka Mucic have not participated in a Vodafone-sponsored defined benefit scheme during their employments. The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to a benefit of two-thirds of base salary, up to a maximum benefit determined by the insurer, may be provided up until state pension age. In respect of the Executive Committee members, during the year the Group has made aggregate contributions of £60,439 (2024: £171,177) into defined contribution pension schemes during the year.

100	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Alignment to shareholder interests

Share ownership levels and requirements for individuals who held the position of Executive Director are set out in the table below.

As shown in the chart below, both executives increased their shareholding level during the year. The share price used for measurement purposes increased from 67.84 pence for the 31 March 2024 to 69.55 pence for the 31 March 2025 measurement.

At 31 March 2025	Requirement as a % of salary	Current % of salary held	% of requirement achieved	Number of shares owned	Value of shareholding[1]	Date for requirement to be achieved
Margherita Della Valle	500%	234%	47%	4,196,638	£2.9m	Apr 2028
Luka Mucic	400%	377%	94%	4,120,000	£2.9m	Sep 2028

Note:

1.	The amounts shown are valued using an average closing share price over the last quarter of the 2025 financial year of 69.55 pence.

Margherita Della Valle (as at 31 March 2025)	Luka Mucic (as at 31 March 2025)

The shareholding requirements include a post-employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post-employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a Company-accessible account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met.

Collectively the Executive Committee, including the Executive Directors, owned 30,565,763 Vodafone shares at 31 March 2025, with a value of over £21.3 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares.

Directors’ interests in the shares of the Company

A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award are set out in the table below.

At 31 March 2025	Total number of interests in shares (at maximum)[1]	Unvested with performance conditions (at target)	Unvested with performance conditions (at maximum)

Executive Directors

Margherita Della Valle	25,222,623	12,615,591	21,025,985

Luka Mucic	13,466,817	5,608,090	9,346,817

Total	38,689,440	18,223,681	30,372,802

Note:

1.	This includes both owned shares and the maximum number of unvested share awards.

The total number of interests in shares includes interests of connected persons and unvested share awards.

At 31 March 2025	Total number of interests in shares

Non-Executive Directors

Stephen A. Carter CBE	116,484

Delphine Ernotte Cunci	88,000

Michel Demaré	100,000

Simon Dingemans (appointed 1 January 2025)	50,000

Hatem Dowidar	–

Deborah Kerr	(ADRs)12,000[1]

Amparo Moraleda	30,000

David Nish	107,018

Christine Ramon	–

Simon Segars	40,000

Jean-François van Boxmeer	1,306,097

Note:

1.	One ADR is equivalent to 10 ordinary shares.

Other than those individuals included in the tables above who were Board members at 31 March 2025, members of the Group’s Executive Committee at 31 March 2025 had an aggregate beneficial interest in 22,249,125 ordinary shares of the Company. Between the 31 March 2025 and 19 May 2025 there was no change to the Directors’ shareholdings other than Luka Mucic who purchased 356,000 shares on 20 May 2025. The total number of shares owned by Luka Mucic as at 27 May was 4,476,000 (410% salary using a price of 69.55 pence) he has a total beneficial interest of 13,822,817. None of the Directors had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	101

Annual Report on Remuneration continued

Performance share awards

The maximum numbers of shares subject to outstanding performance conditions that have been granted to Directors under the long-term incentive (‘GLTI’) plan are currently as follows.

GLTI performance share awards	2023 award Awarded: July 2022/February 2023 Performance period ending: March 2025 Vesting date: July 2025 Share price at grant: 122.4 pence	2024 award Awarded: July 2023/November 2023 Performance period ending: March 2026 Vesting date: July 2026 Share price at grant: 77.5 pence	2025 award Awarded: July 2024 Performance period ending: March 2027 Vesting date: July 2027 Share price at grant: 73.1 pence

Margherita Della Valle	4,419,335	8,061,395	8,545,255

Luka Mucic	–	4,670,854	4,675,963

Note:

1.	The Committee will review the performance outcome of all awards to assess whether any windfall gains are present at the point of vest.

Details of the performance conditions for the awards can be found on page 99 or in the Remuneration Report from the relevant year.

Share options

As at 31 March 2025 no Directors held any share options.

Loss of office payments

Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year.

Payments to past Directors

During the 2025 financial year Lord MacLaurin received benefits, including grossed up tax, in respect of security, £56,351 (2024: £47,842), and private medical insurance, £5,923 (2024: £5,094, which is the corrected figure for that year), as per his contractual arrangements. No other costs for past Directors exceeded our de minimis reporting threshold of £5,000 p.a.

2025 remuneration for the Chair and Non-Executive Directors

	Salary/fees			Benefits[1]			Total

	2025 £’000		2024 £’000	2025 £’000	2024 £’000		2025 £’000	2024 £’000

Chair

Jean-François van Boxmeer	650		650	31	39		681	689

Senior Independent Director

David Nish	190		157	18	20		208	177

Non-Executive Directors

Stephen A. Carter CBE	115		115	4	3		119	118

Delphine Ernotte Cunci	115		115	5	5		120	120

Michel Demaré	115		115	5	10		120	125

Simon Dingemans (appointed 1 January 2025)	29		–	–	–		29	–

Hatem Dowidar	–	[2]	–	4	0		4	0

Deborah Kerr	115		115	10	17		125	132

Amparo Moraleda	185		157	11	11		196	168

Christine Ramon	115		115	15	15		130	130

Simon Segars	150		137	105	124	[3]	255	261	[3]

Total	1,779		1,676	208	244	[3]	1,987	1,920	[3]

Notes:

1.

This includes certain travel and accommodation expenses in relation to attending Board meetings which are treated as a taxable benefit. Values include these travel expenses and the corresponding grossed up tax settled by the Company.

2.

As part of the strategic relationship agreement with e&, Hatem Dowidar, the Group Chief Executive Officer of e&, was appointed as a Non-Executive Director effective 19 February 2024. As per the terms of the agreement, Hatem does not receive a fee for this role.

3.	These figures are restated on account of a change to Simon Segars’ applicable tax treatment for the benefits provided.

Pay in the wider context

Remuneration arrangements

As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation.

During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, supported our purpose, and celebrated the Spirit of Vodafone. The update also set out the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments.

Fair pay at Vodafone

In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all our people. Our approach across our business is guided by six principles which can be found on our fair pay website through the link below and includes a commitment to gender pay parity. Our commitment to these principles is reflected by the fact that the UK-based Living Wage Foundation has certified us as an Accredited Living Wage employer.

Click to learn more about our fair pay principles: vodafone.com/fair-pay

102	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

In keeping with our fair pay principle of ensuring reward decisions are free from discrimination, each year we publish our UK gender pay gap in line with the statutory UK requirements. Our 2024 report also marked the first year in which we voluntarily reported our ethnicity pay gap for UK employees in our local market and Group entity. Details of our pay gap disclosure can be found in our report linked below.

Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK pay gap webpage: vodafone.com/uk-pay-gap

We are proud of the policies that we have put in place to support our employees and we remain committed to addressing all forms of representation at all levels.

Risk management

The Committee undertakes an annual review of the potential risks within our incentive plans and what steps have been taken to mitigate these. The review looks at both the structure of our incentives and the performance conditions used. Given our current structure and performance metrics, the 2025 review focused on risk areas such as capital expenditure and alignment between management and stakeholders.

Stakeholder engagement

The Committee considers all stakeholder groups when setting executive pay including:

Employees	The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars with our executives, global Spirit Beat surveys, and digital platforms, all of which give our people the chance to voice their opinion on any area of interest, including all-employee and executive pay.
Customers	The importance of customers to our strategy is reflected in how our annual bonus plan includes the customer-focused measures of revenue market share, NPS, and churn.
Shareholders	The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process.
Government	The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines.
Wider society	The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area.

Relative spend on pay

The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group.

€m

Further details of the above chart can be found in notes 9 and 24 of the consolidated financial statements.

CEO pay ratio

The following table sets out our CEO pay ratio figures:

Year	CEO single figure (£’000)	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2025	4,564	Option B	97:1	60:1	50:1
2024	4,395[1]	Option B	106:1	69:1	50:1
2023[2]	4,394	Option B	127:1	62:1	47:1[3]
2022	4,173	Option B	113:1	73:1	48:1
2021	3,551	Option B	106:1	87:1	42:1
2020	3,529	Option B	113.1	69.1	45.1
2019[4]	4,359	Option B	154:1	107:1	56:1

Notes:

1.	The CEO single figure for 2024 has been updated to reflect the final vest price under the GLTI confirmed after the 2024 Annual Report on Remuneration was published.
2.	The CEO single figure used in the calculation of the 2023 ratios reflects a blended figure for Nick Read and Margherita Della Valle, recognising the change in incumbency for the role during this year.
3.	The 2023 75th percentile pay ratio is restated from that which was reported in the 2024 Annual Report on Remuneration.
4.	The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year.

The pay ratio figures in the above table are calculated using the following total pay and benefits information:

Year	Supporting information	25th percentile pay ratio (£’000)	Median pay ratio (£’000)	75th percentile pay ratio (£’000)

2025	Salary	40.5	67.1	76.3

	Total pay and benefits	47.0	75.7	90.5

2024	Salary	35.9	54.6	72.8

	Total pay and benefits	41.3	63.7	88.5

2023	Salary	26.5	56.1	75.6

	Total pay and benefits	34.6	70.5	92.8

2022	Salary	31.7	47.1	71.5

	Total pay and benefits	36.9	57.5	87.2

2021	Salary	30.0	37.1	71.2

	Total pay and benefits	33.5	41.0	85.3

2020	Salary	28.0	42.8	65.0

	Total pay and benefits	31.3	51.1	78.6

2019	Salary	23.1	36.4	65.0

	Total pay and benefits	28.3	40.8	78.2

The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the gender pay gap analysis were also reviewed.

For 2025, CEO pay ratio when compared to the lower quartile and median in 2024 has decreased. The reduction in the ratio is driven by a relatively lower GSTIP and GLTI outcome for 2025 compared to 2024, given that variable pay forms a more significant proportion of the CEOs package compared to other employees.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	103

Annual Report on Remuneration continued

Change in remuneration for Directors and all employees

In line with regulatory requirements, the table below calculates the percentage change in Directors’ remuneration (salary, taxable benefits and annual bonus payment) compared to the average remuneration for other Vodafone Group employees in the UK who are measured on comparable business objectives and employed in the same location.

	Change from 2024 to 2025 (%)			Change from 2023 to 2024 (%)				Change from 2022 to 2023 (%)			Change from 2021 to 2022 (%)			Change from 2020 to 2021 (%)

	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits		Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus
Executive Directors
Margherita Della Valle	1.0	42.5	-17.8	53.6	53.8		47.6	15.1	18.2	24.6	0.0	4.8	11.6	0.0	-4.5	19.3
Luka Mucic	71.6	21.7	41.0	–	–		–	–	–	–	–	–	–	–	–	–
Non-Executive Directors
Jean-François van Boxmeer	0.0	-20.5	–	0.0	34.5		–	0.0	61.1	–	118.9	–	–	–	–	–
Stephen A. Carter CBE	0.0	33.3	–	45.6	50.0		–	–	–	–	–	–	–	–	–	–
Delphine Ernotte Cunci	0.0	0.0	–	45.6	0.0		–	–	–	–	–	–	–	–	–	–
Michel Demaré	0.0	-50.0	–	0.0	-9.1		–	0.0	1,000.0	–	0.0	–	–	0.0	-100.0	–
Simon Dingemans[1]	–	–	–	–	–		–	–	–	–	–	–	–	–	–	–
Hatem Dowidar	–	400.0	–	–	–		–	–	–	–	–	–	–	–	–	–
Deborah Kerr	0.0	-41.2	–	0.0	21.4		–	1,050.0	1,300.0	–	–	–	–	–	–	–
Amparo Moraleda	17.8	0.0	–	12.1	10.0		–	2.2	900.0	–	19.1	–	–	–	0.0	-100.0
David Nish	21.0	-10.0	–	12.1	5.3		–	0.0	90.0	–	0.0	900.0	–	0.0	-96.8	–
Christine Ramon	0.0	0.0	–	161.4	1,400.0		–	–	–	–	–	–	–	–	–	–
Simon Segars	9.5	-15.3	–	73.4	933.3	[2]	–	–	–	–	–	–	–	–	–	–
Other Vodafone Group employees employed in the UK	6.1	5.3	-8.6	10.2	2.7		45.7	5.8	5.2	-9.6	2.5	0.3	80.0	3.8	0.2	30.2

Notes:

1.	Simon Dingemans was appointed on 1 January 2025.
2.	Simon Segar’s 2023 to 2024 taxable benefits figure has been restated from what was reported in the Annual Report on Remuneration in 2024 on account of a change in the tax treatment for benefits.

The percentage change in remuneration from 2024 to 2025 for Margherita Della Valle and Luka Mucic in respect of taxable benefits and base salary reflect a full period of service in their current roles compared to the 2024 financial year where Luka worked a part year as Group Chief Financial Officer from 1 September 2024, and Margherita became permanent Group Chief Executive on 27 April 2023. This also explains Luka Mucic’s percentage change in annual bonus.

Context on year-on-year percentile changes of prior years outlined in the table above can be found in the Annual Report on Remuneration of the relevant financial year.

Assessing pay and performance

In the table on the right we summarise the Chief Executive’s single figure remuneration over the past 10 years and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes markets in which we operate. It should be noted that the TSR element of the 2023 GLTI is based on the TSR performance shown in the chart on page 98 and not this chart.

Ten year historical TSR performance

Growth in the value of a hypothetical €100 holding over ten years

104	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Financial year remuneration for Chief Executive

Notes:

1.	Reflects the single figure in respect of Vittorio Colao for the period of 1 April 2018 to 30 September 2018.
2.	Reflects the single figure in respect of Nick Read for the period of 1 October 2018 to 31 March 2019.
3.	Reflects the single figure in respect of Nick Read for the period of 1 April 2022 to 31 December 2022.
4.	Reflects the single figure in respect of Margherita Della Valle for the period of 1 January 2023 to 31 March 2023.
5.	The single figure for 2024 has been updated to reflect the final vest price under the GLTI confirmed after the 2024 Annual Report on Remuneration was published.

2026 remuneration

Remuneration arrangements

Details of how key elements of the Remuneration Policy will be implemented for the 2026 financial year are set out below.

2026 base salaries

As part of this year’s review, conducted in March 2025, the Committee reviewed executive remuneration arrangements against its comparator group of FTSE 30 companies (excluding financial services) and industry peers.

Following the review the Committee agreed that effective 1 July 2025 the salary for Margherita will increase by 3.5% to keep it well positioned against the market. The level of increase is in line with the budget applicable for the wider UK workforce in Vodafone. It was agreed that the base salary of Luka Mucic will remain unchanged. As a result, the salaries for the Executive Directors are as follows:

–	Group Chief Executive (Margherita Della Valle): £1,293,750 (3.5% increase)
–	Group Chief Financial Officer (Luka Mucic): £760,000 (no change)

2026 annual bonus (‘GSTIP’)

Following its annual review of the GSTIP structure, the Committee agreed that the performance measures and associated weightings continue to support strategic priorities and therefore the 2026 plan should remain unchanged from 2025 as follows:

Growth (70% of total)

Service revenue (20%); adjusted EBIT (20%); adjusted free cash flow (20%); and revenue market share (10%).

Customers (30% of total)

Net promoter score1 (20%); and churn (10%).

Note:

1.	The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third-party agencies.

Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2026 Remuneration Report following the completion of the financial year.

Long-term incentive (‘GLTI’) awards for 2026

Awards for 2026 will be made in line with the arrangements described in our policy on pages 109 and 110. Vesting of the 2025 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2028, and any net vested shares will be subject to an additional two-year holding period. It is anticipated that the final awards will be reviewed by the Committee at the July 2025 meeting and, subject to the Committee’s approval, will be granted shortly afterwards.

Further details of the 2026 award targets are provided below.

Adjusted free cash flow (60% of total award)

Details of the final three-year adjusted free cash flow target range will be disclosed in the relevant market announcement at the time of grant and published in the 2026 Directors’ Remuneration Report.

Relative TSR (30% of total award)

Following the annual review of the performance measures, which included a review of analysis provided by the Committee’s external advisers, the Committee determined that the TSR outperformance range for the 2026 award should be set at 7.0% p.a. at maximum. The Committee reviewed the TSR peer group and agreed to remove Telecom Italia on the basis that is no longer a relevant market for Vodafone following the sale of our Italian business. Further details on the TSR outperformance range and peer group for the 2026 award are set out in the tables below.

Relative TSR (30% of total award)			TSR outperformance	Vesting (% of relative TSR element)
Below threshold			Below median	0.0%
Threshold			Median	20.0%
Maximum			7.0% p.a.	100.0%

TSR peer group
BT Group	Orange	MTN	Telefónica
Deutsche Telekom	Liberty Global

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	105

Annual Report on Remuneration continued

Straight-line vesting occurs for performance between threshold and maximum.

ESG (10% of total award)

The table below sets out how performance under the ESG measure for the 2026 award will be assessed against two quantitative ambitions:

Purpose focus area	Metric for 2025 GLTI	Overall ambition	Baseline position for 2026 GLTI	Ambition for 2026 GLTI

Protecting our Planet	Net zero	90% reduction in Scope 1 & 2 emissions by 2030 against a FY20 baseline	83.7% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2025	86.5% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2028

Empowering People	Female representation in management	40% representation of women in management by 2030	37% representation of women in management at 31 March 2025	38% representation of women in management by 31 March 2028

Each ambition for the 2026 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2025.

At the end of the performance period the Committee will assess achievement across the two metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors’ Remuneration Report.

2026 remuneration for the Chair and Non-Executive Directors

Fees for our Chair and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year’s review, it was agreed that the current fee for the Chair of the Board would increase. It was also decided to introduce an additional committee membership fee for our Non-Executive Directors, effective 1 August 2025. The committee membership fee would be in addition to the basic fee which remains unchanged. Details of the 2026 fee levels are set out in the table below.

Fees payable	2026 £’000	2025 £’000
Chair[1]	700	650
Non-Executive Director (basic fee)	115	115
Senior Independent Director	35	35
Committee Chair: Audit and Risk	40	40
Committee Chair: ESG, Remuneration and Technology	35	35
Committee Membership: Audit and Risk	20	–
Committee Membership: ESG, Nominations and Governance, Remuneration and Technology	15	–

Note:

1.	The Chair does not receive additional fees for committee memberships.

Further remuneration information

Dilution

All awards are made under plans that incorporate dilution limits as set out in the 2023 Investment Association Principles of Remuneration. We note the 2024 Investment Association principles incorporate a revised approach to these limits. The current estimated dilution from subsisting executive awards is approximately 3.4% of the Company’s share capital at 31 March 2025 (2.8% at 31 March 2024), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2024). This gives a total dilution of 3.7% (3.1% at 31 March 2024).

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

External advisers

The Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, WTW, were appointed by the Committee in 2007. The Chair of the Committee has direct access to these advisers as and when required, and the Committee determines the protocols by which these advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee.

WTW is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care, and confidentiality by executive remuneration consultants. WTW has confirmed that it adhered to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com.

Adviser	Appointed by	Services provided to the Committee	Fees for services provided to the Committee £’000[1]	Other services provided to the Company
WTW	Remuneration Committee in 2007	Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis.	£130	Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services.

Note:

1.	Fees are determined on a time spent basis.

106	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

2023 Annual General Meeting – Remuneration Policy voting results

At the 2023 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Policy	16,676,713,036	95.18	845,122,413	4.82	17,521,835,449	435,210,254

2024 Annual General Meeting – Remuneration Report voting results

At the 2024 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Report	16,115,961,645	96.42	598,663,163	3.58	16,714,624,808	29,944,036

This report on remuneration has been approved by the Board of Directors and signed on its behalf by:

/s/ Amparo Moraleda

Amparo Moraleda

On behalf of the Remuneration Committee

3 June 2025

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	107

Remuneration Policy

Remuneration Policy – notes to reader

No changes have been made to our policy since its approval at the 2023 Annual General Meeting which was held on 25 July 2023. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below in the shaded boxes exactly as it was set out in the 2023 Annual Report. As such some of the policy wording, including references to the 2023 Annual General Meeting and page number references, is now out of date.

Remuneration Policy

In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for the Executive Directors, and the policy applied to the Chair and Non-Executive Directors.

We will be seeking shareholder approval for our Remuneration Policy at the 2023 Annual General Meeting (‘AGM’) and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 85. The proposed Remuneration Policy submitted for shareholders’ approval at the 2023 AGM does not differ substantively from the Remuneration Policy approved by shareholders in 2020 except for changes made to align the terms of the Remuneration Policy with the drafting of the rules of the new Global Incentive Plan 2023, which is also being submitted for shareholders’ approval at the 2023 AGM. Subject to approval, we will review our Remuneration Policy each year to ensure that it continues to support our Company strategy and, if it is necessary to make a change to our Remuneration Policy within the next three years, we will seek prior shareholder approval for the change.

Considerations when determining our Remuneration Policy

To avoid conflicts of interest, the Remuneration Committee is entirely comprised of Non-Executive Directors (who are not eligible to participate in the Company’s annual bonus or long-term incentive arrangements) and the Remuneration Committee ensures that individuals are not present when the Remuneration Committee discusses their own remuneration. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our Company purpose, strategy, and business objectives.

A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details of how we engage with, and consider the views of, each of these stakeholders are set out on page 100.

In advance of submitting our Remuneration Policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 25 shareholders (constituting a combined holding of c.50% of our issued share capital at the time of engagement) and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current Remuneration Policy which was approved at the 2020 AGM. A number of meetings between shareholders and the Remuneration Committee Chair took place during this consultation period.

Listening to and consulting with our employees is very important and the Remuneration Committee is supportive of the activities undertaken to engage the employee voice. Our engagement with employees can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms.

Our Workforce Engagement Lead also undertakes an annual attendance at our European employee forum, and a similar body which covers our African markets, with any questions or concerns raised by the employee representatives presented directly to the Board for consideration and discussion. Any actions taken by the Board are then fed back to these forums to ensure a two-way dialogue.

Whilst we do not formally consult directly with employees on the Remuneration Policy nor is any fixed remuneration comparison measurement used when determining the Remuneration Policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in the Vodafone Group, with particular reference to the market in which the executive is based. The Company operates Sharesave, a UK all-employee share plan, as well as other discretionary share-based incentive arrangements, which means that the wider workforce have the opportunity to become shareholders in the Company and be able to vote on the Remuneration Policy in the same way as other shareholders. Further information on our approach to remuneration for other employees is given on page 90.

Performance measures and targets

Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer-focused metrics, ESG measures, and total shareholder return (‘TSR’)) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum.

As in previous Remuneration Reports, we will disclose the details of our performance metrics for our short- and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period.

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

108	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Remuneration Policy

Malus and clawback

The Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting if they believe circumstances warrant it. In particular, the Remuneration Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed.

In the case of clawback, the Remuneration Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. In line with best practice guidance, the key trigger events for the use of the clawback arrangements include material misstatement of results, material miscalculation of performance condition outcomes, the Executive Director’s gross misconduct, or breach of their restrictive covenants, the Executive Director causing a material financial loss to the Group as a result of reckless or negligent conduct or inappropriate values or behaviour, corporate failure or serious reputational damage.

Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2023 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2020 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2020 AGM.

The Remuneration Policy table

The table below summarises the main components of the reward package for Executive Directors.

Fixed pay: Base salary

Purpose and link to strategy	To attract and retain the best talent

Operation	Salaries are usually reviewed annually and fixed for 12 months commencing 1 July.
Decisionsare influenced by:
– the level of skill, experience and scope of responsibilities;
– business performance, scarcity of talent, economic climate and market conditions;
– increases elsewhere within the Group; and
– external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone.

Opportunity	Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional Company performance.

Performance metrics	None.

Fixed pay: Pension

Purpose and link to strategy	To remain competitive within the marketplace

Operation	– Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension.

Opportunity	– The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary).

Performance metrics	None.

Fixed pay: Benefits
Purpose and link to strategy	To aid retention and remain competitive within the marketplace

Operation	– Travel-related benefits. These may include (but are not limited to) a company car or cash allowance, fuel and access to a driver where appropriate.
– Private medical, death and disability insurance and annual health checks for the Executive Directors and their families.

– In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation and international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, and tax equalisation and advice.

– Legal and tax support fees if appropriate.

– Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday etc.

Opportunity	– Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment, though no monetary maximum has been set.
– We expect to maintain benefits at the current level but the value of any benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors.

Performance metrics	None.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	109

Remuneration Policy continued

Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’)

Purpose and link to strategy

To drive behaviour and communicate the key priorities for the year.

To motivate employees and incentivise delivery of performance over the one-year operating cycle.

The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies.

The strategic measures aim to ensure a great customer experience remains at the heart of what we do.

Operation

–  Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy.

–  Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year.

–  The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an Executive Director has met or exceeded their share ownership requirement. The Remuneration Committee retains the discretion to adjust the size of the bonus based on the achievement of the relevant performance conditions to reflect the Company’s and the Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate.

Opportunity	– Bonuses can range from 0 to 200% of base salary, with 100% paid for on-target performance.

Performance metrics

–  Performance over each financial year is measured against stretching targets set at the beginning of the year.

–  The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS.

Long-term incentive – Global Long-Term Incentive Plan (‘GLTI’)

Purpose and link to strategy

To motivate and incentivise delivery of sustained performance over the long term.

To support and encourage greater shareholder alignment through a high level of personal share ownership.

The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions.

The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders.

The use of ESG metrics reflects the importance of our performance and progress against our long-term ambitions in this area.

Operation

–  Award levels and the framework for determining vesting are reviewed annually.

–  Long-term incentive awards consist of awards of shares subject to performance conditions which are granted in respect of any financial year.

–  Awards will vest based on Group performance against the performance metrics set out below, measured over a period of normally not less than three years. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Remuneration Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years.

–  Awards may be subject to a mandatory two-year post-vesting holding period before the underlying shares can be sold.

–  Dividend equivalents are paid in cash and/or shares by reference to the vesting period (and holding period, if applicable) in respect of shares that vest.

Opportunity

–  Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors in respect of any financial year.

–  Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum.

–  The Remuneration Committee retains the discretion to adjust the extent to which an award vests based on the achievement of the relevant performance conditions and to reflect the Company’s and Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. In addition, the Remuneration Committee has the discretion to reduce long-term incentive grant levels for Executive Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year.

Performance metrics

–  Performance is measured against stretching targets set at the time of grant.

–  Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, and ESG as a measure of our external impact and commitment to our purpose.

–  Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Remuneration Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information.

110	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Remuneration Policy continued

Notes to the Remuneration Policy table

Existing arrangements

We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this Remuneration Policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply.

Long-term incentive (‘GLTI’)

When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the ‘2023 award’ was made in the financial year ending 31 March 2023. The awards are usually made in the first half of the financial year.

The extent to which awards vest depends on three performance conditions:

–	underlying operational performance as measured by adjusted free cash flow;
–	relative Total Shareholder Return (‘TSR’) against a peer group median; and
–	performance against our Environmental, Social, and Governance (‘ESG’) targets.

Further details of these performance conditions are set out below. The Remuneration Committee reserves the right during the lifetime of the Remuneration Policy to change the performance conditions applicable to GLTI awards to other financial, shareholder return and strategic metrics, if the Remuneration Committee determines that to do so would be in the best interests of the Company. However, in such circumstances, the majority of the GLTI awards would continue to remain subject to financial performance targets. The Remuneration Committee would engage with major shareholders prior to changing the performance conditions applicable to GLTI awards in this way.

Adjusted free cash flow

The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. The Remuneration Committee sets these targets to be sufficiently demanding and with significant stretch.

The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage (% of FCF element)
Below threshold	0%
Threshold	20%
Maximum	100%

Relative TSR

We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group and outperformance range for the performance condition are reviewed each year and amended as appropriate.

The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage (% of TSR element)
Below threshold	0%
Threshold (median)	20%
Maximum (outperformance of median as determined per award)	100%

In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice.

ESG performance

Our ESG targets are set on an annual basis (in accordance with our approach for our other performance measures) and are aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Remuneration Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information.

Remuneration policy for other employees

While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority.

For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our Senior Leadership Team, again follows the same principles with local and/or individual performance aspects in the annual bonus targets and GLTI awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions.

Estimates of total future potential remuneration from 2024 pay packages

The tables below provide estimates of the potential future remuneration for Executive Directors based on the remuneration opportunity to be granted in the 2024 financial year. Potential outcomes based on different performance scenarios are provided in accordance with the relevant regulatory requirements.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	111

Remuneration Policy continued

The assumptions underlying each scenario are described below.

Fixed	Consists of base salary, benefits and pension.
Base salary is at 1 July 2023.
Benefits are valued using the figures in the total remuneration for the 2023 financial year table on page 94 (of the 2023 annual report).
Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2023.
		Base (£’000)	Benefits (£’000)	Pension (£’000)	Total fixed (£’000)

	Group Chief Executive and	1,250	26	125	1,401
Chief Financial Officer

Mid-point	Based on what a Director would receive if performance was in line with the Company’s business plan.
The opportunity for the annual bonus (‘GSTIP’) is 100% of base salary under this scenario.
The opportunity for the long-term incentive (‘GLTI’) reflects assumed achievement mid-way between threshold and maximum performance.

Maximum	The maximum award opportunity for the GSTIP is 200% of base salary.
The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer).

Maximum +50%	The same assumptions apply as for ‘Maximum’ but with a 50% uplift in the value of the GLTI award.

All scenarios	Long-term incentives consist of share awards only which are measured at face value, i.e. no assumption is made for dividend equivalents which may be payable.

Margherita Della Valle
Group Chief Executive and Chief Financial Officer £000

Recruitment remuneration

Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role.

The Remuneration Policy table (pages 88 and 89) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package will take into account the elements and constraints of those of the existing Directors performing similar roles and the individual circumstances of the new Director. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary.

When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards forgone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and, if appropriate, based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Where it is not practicable to grant these ‘buy-out’ awards using the GLTI rules submitted to shareholders at the 2023 AGM, the Company may grant these awards using bespoke arrangements.

Service contracts of Executive Directors

Executive Directors’ contracts have rolling terms and can be terminated with no more than 12 months’ notice.

The key elements of the service contract for Executive Directors relate to remuneration, payments on loss of office (see next page), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition and non-solicitation of customers and employees.

Treatment of corporate events

All of the Company’s share plans contain provisions relating to a change of control of the Company. Outstanding awards and options would normally vest and become exercisable on a change of control taking into account, in respect of GLTI awards, the extent to which, in the Remuneration Committee’s opinion, any relevant performance conditions are satisfied, the Company’s and the Executive Director’s performance, any other relevant factors and, unless the Remuneration Committee determines otherwise, the proportion of the vesting period that has elapsed.

In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Remuneration Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate.

112	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Remuneration Policy continued

Payments for departing Executive Directors

In the table below we summarise the key elements of our Remuneration Policy on payments for loss of office. We will always comply both with the relevant plan rules and local employment legislation. The Remuneration Committee may make any statutory payment that is required in any relevant jurisdiction.

Provision	Policy

Notice period and compensation for loss of office in service contracts

–  12 months’ notice from the Company to the Executive Director.

–  Up to 12 months’ base salary and contractual benefits (in line with the notice period). Notice period payments will either be made as normal (if the Executive Director continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained).

Treatment of annual bonus (‘GSTIP’) on termination under plan rules

–  The annual bonus may be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. The annual bonus may be paid in such proportions of cash and shares, and subject to such deferral arrangements, as the Remuneration Committee may determine.

–  The Remuneration Committee has discretion to adjust the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination.

Treatment of unvested long- term incentive awards (‘GLTI’) on termination under plan rules

–  Normally, unvested GLTI awards will lapse when an Executive Director leaves the Group. However, an Executive Director’s award will vest in accordance with the terms of the plan to the extent determined by the Remuneration Committee taking into account applicable performance conditions, the underlying performance of the Company and of the Executive Director and any other relevant factors, if the Executive Director dies in service or leaves because of their ill health, injury, disability, redundancy or retirement, or the sale of their employing company or business out of the Group or for any other reason determined by the Remuneration Committee, more than five months after the month in which the award is granted. The Remuneration Committee has discretion to determine whether the award will vest at the normal vesting date or earlier. The Remuneration Committee will determine the satisfaction of performance conditions applicable to the award. Awards will, unless the Remuneration Committee determines otherwise, be pro-rated for the proportion of the vesting period that had elapsed at the date the Executive Director leaves the Group.

–  The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity.

Pension and benefits

–  Generally pension and benefit provisions will continue to apply until the termination date.

–  Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday, legal fees, tax advice costs in relation to the termination and outplacement support.

–  Benefits of relatively small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision.

In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders.

Chair and Non-Executive Directors’ remuneration

Our policy is for the Chair to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chair. Fees for the Chair are set by the Remuneration Committee.

Element	Policy

Fees

–  We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chair which includes fees for chair of any committees. We pay a fee to each of our other Non-Executive Directors and they may receive an additional fee if they chair or are a member of a committee and/or hold the position of Senior Independent Director (although the Remuneration Committee does not currently intend to award additional fees for serving on a Board committee, other than for chairing that committee). Non- Executive Directors’ fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees.

Allowances

–  Under a legacy arrangement, an allowance is payable each time certain non- Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved.

Incentives	– Non-Executive Directors do not participate in any incentive plans.

Benefits

–  Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chair is entitled to the use of a car and a driver whenever and wherever they are providing their services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit, therefore we also cover the tax liability for these expenses.

Non-Executive Director letters of appointment

Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	113

Our US listing requirements
As Vodafone’s American Depositary Shares are listed on The NASDAQ Global Select Market of the NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any significant differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ.
The material differences are set out in the following table:

Board member independence
Different tests of independence for Board members are applied under the 2018 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules (the ‘NASDAQ Listing Rules’). The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ Listing Rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, with the exception of Hatem Dowidar, each of Vodafone’s
Non-Executive
Directors is independent within the meaning of those requirements.

Committees
The NASDAQ Listing Rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter that addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers.

– Our Nominations and Governance Committee is chaired by the Chair of the Board and based on the independence requirements of the Code, with the exception of Hatem Dowidar, its other members are independent
Non-Executive
Directors.

– Our Remuneration Committee is composed entirely of independent Non-Executive Directors.

– Our Audit and Risk Committee is composed entirely of
Non-Executive
Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code; and (ii) meets the independence requirements of the US Securities Exchange Act of 1934 (the ‘Exchange Act’).

– We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, all of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance.

– These terms of reference are generally responsive to the relevant NASDAQ Listing Rules, but may not address all aspects of these rules.

Securities dealing policy
Vodafone Group Plc has adopted the Securities Dealing Policy, which, among other things, governs the purchase, sale and other dispositions of Vodafone securities by our Directors, Executive Committee members and certain other employees. The Securities Dealing Policy is designed to ensure compliance with applicable insider trading and market abuse regulations. A copy of our Securities Dealing Policy is filed as Exhibit 11 to the Annual Report on Form
20-F
for the year ended 31 March 2025.

Code of Ethics and Code of Conduct
Under the NASDAQ Listing Rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that comply with the definition of a ‘Code of Ethics’ set out in section 406 of the Sarbanes-Oxley Act.

– We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act that is applicable only to the senior financial and principal executive officers.

Click to read our Code of Ethics: vodafone.com/governance

– We have also adopted a separate Code of Conduct which applies to all employees.

Quorum
The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ Listing Rules to have a minimum quorum of 33.33% of the holders of ordinary shares for shareholder meetings.

Related-party transactions
For related-party transactions that meet certain financial thresholds set out in the Listing Rules issued by the Financial Conduct Authority (‘FCA’) in the UK (the ‘FCA Listing Rules’), if required we will (i) seek Board approval (excluding conflicted directors) in accordance with the Companies Act 2006 and our Articles of Association and (ii) obtain confirmation from a sponsor that the terms of the transaction are “fair and reasonable”. These steps are similar to what would be required by the NASDAQ Listing Rules if we were a US company.

Further, we use the definition of a transaction with a related party as set out in the FCA Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ Listing Rules.

Shareholder approval
When determining whether shareholder approval is required for a proposed transaction, we comply with the FCA Listing Rules. Under the FCA Listing Rules, shareholder approval is required for a reverse takeover and certain other types of transaction.

114	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Directors’ Report

The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2025.

This report has been prepared in accordance with the requirements outlined within the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ Report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ Report by reference.

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address and contact number of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England, telephone +44 (0)1635 33251.

Responsibility statement

As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 117–118, which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information.

Going concern

The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the ‘Directors’ statement of responsibility’ section on page 117.

System of risk management and internal control

The Board is responsible for maintaining a risk management and internal control system and for managing the principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 86–91.

The Board has implemented in full the Financial Reporting Council’s (‘FRC’) ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ for the year ended 31 March 2025 and up to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 55–59).

Corporate Governance Statement

The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 73. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the ‘Shareholder information’ section on pages 249–254. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 74, pages 86–97 and page 106. The Code can be viewed in full at frc.org.uk.

Strategic Report

The Strategic Report is set out on pages 1–69 and is incorporated into this Directors’ Report by reference.

Directors and their interests

The Directors of the Company who served during the financial year ended 31 March 2025 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Margherita Della Valle, Luka Mucic, Stephen A. Carter CBE, Delphine Ernotte Cunci, Michel Demaré, Hatem Dowidar, Deborah Kerr, Maria Amparo Moraleda Martinez, David Nish, Christine Ramon, Simon Segars and Simon Dingemans (appointed 1 January 2025). Subject to shareholder approval, Anne-Françoise Nesmes will be appointed as a Director of the Company with effect from the conclusion of the 2025 AGM. A summary of the rules relating to the appointment and replacement of Directors and Directors’ powers can be found on pages 224. Details of the Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 94–112.

Directors’ conflicts of interest

Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 84.

Directors’ indemnities

In accordance with our Articles of Association, and to the extent permitted by law, Directors are granted an indemnity by the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently.

Disclosures required under UK Listing Rule 6.6.1

The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements, respectively. The remaining disclosures required by UK Listing Rule 6.6.1 are not applicable to Vodafone.

Capital structure and rights attaching to shares

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares (‘ADS’) on NASDAQ.

ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (‘ADRs’) issued by J.P. Morgan, as depositary, under a deposit agreement, dated 15 February 2022 between the Company, the depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See the sections ‘Articles of Association and applicable English law’ and ‘Rights attaching to the Company’s shares – Voting rights’ on pages 224–225.

All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and details of other shareholder information is contained on pages 27–29 and pages 223–228.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	115

Directors’ Report continued

Change of control

Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 ‘Capital and financial risk management’.

Information on agreements between the Company and its Directors providing for compensation for loss of office or employment (including details of change of control provisions in share schemes) is set out on pages 111-112. Other than these, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Dividends

Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2025 are set out on page 29 and note 9 ‘Equity dividends’ to the consolidated financial statements.

Sustainability

Information about the Company’s approach to sustainability risks and opportunities is set out on pages 30–53 and on pages 55–60.

UK Streamlined Energy and Carbon Reporting

In accordance with UK Streamlined Energy and Carbon Reporting (‘SECR’) requirements, we monitor and report on the greenhouse gas (‘GHG’) emissions of our operations, the intensity of our GHG emissions relative to revenue, and our energy consumption for Vodafone UK. Please see the Purpose, Sustainability and Responsible Business section of our Strategic Report for more details on our GHG and energy performance (pages 34–36) and our SECR data disclosure (page 53).

Political donations

No political donations or contributions to political parties under the Companies Act 2006 were made during the financial year. The Group policy is that no political donations be made or political expenditure incurred.

Financial risk management objectives and policies

Disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 22 to the consolidated financial statements, and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22.

Important events since the end of the financial year

On 3 June 2025, the planned transaction between the Group and CK Hutchison Group Telecom Holdings Limited completed in relation to the merger of Vodafone and Three in the UK. Further details can be found in note 33 to the consolidated financial statements.

There were no other important events affecting the Company which have occurred since the end of the financial year.

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

Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All the key Group policies have been consolidated into the Vodafone Code of Conduct, which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistleblowing process (known internally as ‘Speak Up’).

Read more on page 42-43

Branches

The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31 ‘Related undertakings’.

Employee disclosures

Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on page 12, pages 15–16, page 78, and pages 83–84.

The Directors’ Report was approved by the Board and signed on its behalf by the Group General Counsel and Company Secretary.

Maaike de Bie

Group General Counsel and Company Secretary

3 June 2025

116	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Reporting on our financial performance

Contents

117	Directors’ statement of responsibility

119	Report of independent registered public accounting firm

127	Consolidated financial statements

127	Consolidated income statement

127	Consolidated statement of comprehensive (expense)/income

128	Consolidated statement of financial position

129	Consolidated statement of changes in equity

131	Consolidated statement of cash flows

131	Notes to the consolidated financial statements

131	1. Basis of preparation

Income statement
138	2. Revenue disaggregation and segmental analysis

141	3. Operating (loss)/profit

142	4. Impairment losses

146	5. Investment income and financing costs

146	6. Taxation

151	7. Discontinued operations and assets held for sale

153	8. Earnings per share

153	9. Equity dividends

Financial position
154	10. Intangible assets

156	11. Property, plant and equipment

158	12. Associates and joint arrangements

163	13. Other investments

164	14. Trade and other receivables

165	15. Trade and other payables

166	16. Provisions

167	17. Called-up share capital

Cash flows
167	18. Reconciliation of net cash flow from operating activities

168	19. Cash and cash equivalents

168	20. Leases

171	21. Borrowings

172	22. Capital and financial risk management

Employee remuneration
180	23. Directors’ and key management compensation

180	24. Employees

181	25. Post-employment benefits

185	26. Share-based payments

Additional disclosures
186	27. Acquisitions and disposals

188	28. Commitments

188	29. Contingent liabilities and legal proceedings

192	30. Related party transactions

193	31. Related undertakings

205	32. Subsidiaries exempt from audit

205	33. Subsequent events

206	These pages are intentonally left blank

213	Non-GAAP measures (unaudited information)

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	117

Directors’ statement of responsibility

The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and for keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting.

Financial statements and accounting records

Company law of England and Wales requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

–	Select suitable accounting policies and apply them consistently;
–	Make judgements and estimates that are reasonable and prudent;
–	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
–

State whether the consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the UK Companies Act 2006 (the ‘Act’);

–	State for the Company’s financial statements whether applicable UK accounting standards have been followed; and
–	Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

Each of the Directors, whose names and functions are listed on pages 73 to 76, confirms that, to the best of their knowledge:

–

The consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

–

The parent company financial statements, prepared in accordance with UK generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

–

The Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

The Directors are also responsible under section 172 of the Companies Act 2006 for promoting the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives.

Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

Disclosure of information to the auditors

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

Going concern

The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out on page 59. A range of mitigations for risks faced by the Group are disclosed on page 60.

In addition, the funding position of the Group is included in ‘Borrowings’ and ‘Capital and financial risk management’ in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing, as well as details regarding its capital, its financial risk management objectives, its financial instruments and hedging activities, and its exposures to credit risk and liquidity risk. As noted on page 172–173, the Group has access to substantial cash and financing facilities.

The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below.

Business planning process and performance management

The Group’s forecasting and planning cycle consists of in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and borrowings projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results to identify variances and understand the drivers of the changes and their future impact so management can take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. These forecasts are also used to review the expected outcomes of announced M&A transactions.

118	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Directors’ statement of responsibility continued

Cash flow and liquidity reviews

The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast that is prepared and updated at least on a monthly basis, which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility. The key inputs into this forecast are:

–	Cash flow forecasts with information taken from the business planning process;
–	Bond and other debt maturities;
–	Completion of committed M&A transactions; and
–	Expectations for shareholder returns and spectrum auctions.

The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of the reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with Treasury risk management oversight provided by the responsible committee with its members receiving management information relating to treasury activities on a quarterly basis.

The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2026 from the date of approving the consolidated financial statements. These sensitivities include the non-refinancing of debt maturities, A reverse stress test was reviewed to understand how severe conditions would have to be to breach liquidity, including a required reduction in profitability metrics compared to current performance and forecasts. The availability of the Group’s €7.8 billion undrawn revolving credit facilities as at 31 March 2025 was also considered by the Directors.

The Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 59, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period.

Conclusion

Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts.

Disclosure controls and procedures

The Directors and the Chief Executive Officer and Group Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15I, and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report.

Management’s report on internal control over financial reporting

As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
–

are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and

–

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

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

Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2025 based on the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2025.

During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 March 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 122.

By order of the Board

Maaike de Bie

Group General Counsel and Company Secretary

3 June 2025

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	119

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vodafone Group Plc (the Company) as of 31 March 2025 and 2024, the related consolidated income statement, statement of comprehensive (expense)/income, statement of changes in equity and statement of cash flows for each of the three years in the period ended 31 March 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2025, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 3 June 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

120	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Report of Independent Registered Public Accounting Firm continued

Carrying value of cash generating units, including goodwill – Germany
Description of the matter	As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Company calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2025, the Company has recorded €20,514 million of goodwill, including €15,985 million in respect of Germany. The carrying value is stated after recording of an impairment charge of €4,350 million in the year in respect of the Germany CGU.

The Company’s assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIU for Germany was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, projected capital expenditure, the long-term growth rate and the discount rate.

Auditing the Company’s annual impairment test for the Germany CGU was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity to fluctuations in those assumptions, as well as market specific factors.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including, for example, management’s controls over the significant assumptions described above.

We evaluated, with the help of EY valuation specialists, the methodology applied in the Germany VIU model, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s model.

We assessed management’s projected adjusted EBITDAaL growth, for example by comparing underlying assumptions including Average Revenue Per User (‘ARPU’) to external data, such as economic and industry forecasts and competitor data for the German telecoms market, supporting evidence provided by management (e.g. supporting contracts and benchmarking), and for consistency with evidence obtained from other areas of our audit, including, for example, the results of our procedures described in ‘Recognition and recoverability of deferred tax assets on tax losses in Luxembourg and the UK’ below. Our procedures also included evaluating the historical accuracy of management’s German business plans, which underpin the VIU model, by comparing the prior years’ forecast to actual results for each of the last five years. Additionally, we performed sensitivity analyses on the VIU model, to evaluate the impact that changes in assumptions would cause to the impairment of the Germany CGU.

To assess management’s forecast eligible capital expenditure assumption, our procedures included, among others, comparing forecast capital expenditure to actual historical spend, assessing market specific events such as fibre and 5G roll-out, industry analysis and competitor data, where available.

With the support of EY valuation specialists, we compared management’s long-term growth rate and discount rate assumptions to EY independently determined ranges.

We evaluated the adequacy of the related disclosures, in particular the sensitivity disclosures in relation to reasonably possible changes in assumptions on the impairment recorded.

Recognition and recoverability of deferred tax assets in Luxembourg and the UK
Description of the matter	As more fully described in Note 6 to the consolidated financial statements, the Company recognises deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management judges that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognised asset to be recovered.

Deferred tax assets are recognised of €15,563 million in Luxembourg in respect of losses and €2,566 million in the UK primarily in respect of excess capital allowances. Management concluded it is probable that the related entities will continue to generate taxable profits in the future against which the deferred tax assets will be recovered over a period of 47 to 52 years in Luxembourg and 46 years in the UK.

The Luxembourg companies’ income is derived from internal financing, procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, in particular with Vodafone Germany.

The UK companies’ income is derived from Vodafone UK trading and internal service activities, offset by debt servicing costs. The forecast future UK trading and service activities can vary based on the performance of each material entity in the UK tax group.

Auditing the Company’s recognition and recoverability of deferred tax assets in Luxembourg and the UK requires complex auditor judgment, because it involves material amounts, and the judgements and estimates in relation to future taxable profits and the period of time over which it is expected to utilise these assets, results in increased estimation uncertainty.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	121

Report of Independent Registered Public Accounting Firm continued

How we addressed the matter in our audit

Overall procedures in respect of both jurisdictions

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg and the UK, including, for example, management’s controls over the gross amount of deferred tax assets recorded and the preparation of the prospective financial information used to determine the Luxembourg and UK entities’ future taxable income.

With the support of tax professionals and tax specialists, our audit procedures included, among others, assessing the existence of available losses and excess capital allowances, and evaluating management’s position on the recoverability of the losses and excess capital allowances with respect to local tax law and tax planning strategies adopted.

We also evaluated the nature of reconciling items between forecast profit before tax and taxable profit and considered their appropriateness in accordance with IAS 12.

We performed sensitivities to understand the impact of changes in key assumptions of forecast taxable income, on the utilisation timeframe, given the Company does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the balance sheet date. This also included considering the appropriateness of the long recovery period, taking into account the track record of historical profitability, the established market structure for telecoms including high barriers to entry for new market entrants, the long-dated funding structure and local tax law.

We evaluated the adequacy of the disclosures in respect of the recognition of the deferred tax asset against the requirements of IAS 12.

Luxembourg specific procedures

To evaluate the forecast finance income, our procedures included, on a sample basis, recalculating income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and assessing the assumed projections in intergroup debt levels for consistency with our understanding of the business and relevant guidance in respect of transfer pricing of financial transactions. To assess the likelihood of intercompany debt levels for Vodafone Germany reducing to the extent it would result in the Luxembourg deferred tax asset not being fully recoverable, we considered the commercial rationale of the arrangement and obtained written representations from management regarding their intentions to retain the debt levels sufficient to recover the Luxembourg deferred tax asset.

To evaluate how the assumptions leading to the impairment in the Germany CGU impacted recoverability of the Luxembourg deferred tax asset, our procedures included comparing the forecast interest income from Vodafone Germany to their underlying business plans used in the Luxembourg deferred tax asset analysis.

We assessed the reasonability of forecasted procurement and roaming taxable profits utilised in management’s assessment, by considering historical forecasting accuracy, changes in pricing models and with evidence obtained from other areas of our audit.

UK specific procedures

To evaluate the forecast taxable income in the UK utilised in management’s assessment, our procedures included corroborating that the Vodafone UK forecast trading activities used within the deferred tax asset recognition model are consistent with those used as an input into the going concern, viability statement, impairment assessment, and the information approved by the Board related to management’s business plans. We assessed management’s projected adjusted EBITDAaL growth, for example by comparing underlying assumptions including ARPU to external data, such as economic and industry forecasts and competitor data for the UK telecoms market and supporting evidence provided by management (e.g. supporting contracts and benchmarking).

We assessed the reasonability of forecasted income from internal service activities, for example, by comparing underlying assumptions to historical performance, commercial rationale, the application of transfer pricing policies and with evidence obtained from other areas of our audit.

To evaluate the forecast finance expense, our procedures included, on a sample basis, recalculating the finance expense with reference to underlying agreements, and consideration of UK Corporate Interest Restrictions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

London, United Kingdom

3 June 2025

122	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Report of Independent Registered Public Accounting Firm continued

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on Internal Control Over Financial Reporting

We have audited Vodafone Group Plc’s internal control over financial reporting as of 31 March 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of 31 March 2025 and 2024, the related consolidated statements of income, comprehensive (expense)/ income, changes in equity and cash flows for each of the three years in the period ended 31 March 2025, and the related notes and our report dated 3 June 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal control over financial reporting on page 118. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP

London, United Kingdom

3 June 2025

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	123

This page is intentionally left blank

124	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	125

This page is intentionally left blank

126	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 127

Consolidated income statement
for the years ended 31 March

	Note	2025 €m	2024 € m		2023 € m

Revenue	2	37,448	36,717		37,672

Cost of sales		(24,929)	(24,459)		(24,359)

Gross profit		12,519	12,258		13,313

Selling and distribution expenses		(2,934)	(2,674)		(2,777)

Administrative expenses		(5,447)	(5,768)		(5,351)

Net credit losses on financial assets	22	(476)	(491)		(505)

Share of results of equity accounted associates and joint ventures	12	(123)	(96)		433

Impairment (charge)/reversal	4	(4,515)	64		(64)

Other income	3	565	372		9,402

Operating (loss)/profit	3	(411)	3,665		14,451

Investment income	5	864	581		232

Financing costs	5	(1,931)	(2,626)		(1,609)

(Loss)/profit before taxation		(1,478)	1,620		13,074

Income tax expense	6	(2,246)	(50)		(492)

(Loss)/profit for the financial year - Continuing operations		(3,724)	1,570		12,582

Loss for the financial year - Discontinued operations	7	(22)	(65)		(247)

(Loss)/profit for the financial year		(3,746)	1,505		12,335

Attributable to:

– Owners of the parent		(4,169)	1,140		11,838

– Non-controlling interests 1		423	365		497

(Loss)/profit for the financial year		(3,746)	1,505		12,335

(Loss)/earnings per share - Continuing operations

– Basic	8	(15.86)c	4.45	c	43.66	c

– Diluted	8	(15.86)c	4.44	c	43.51	c

(Loss)/earnings per share - Total Group

– Basic	8	(15.94)c	4.21	c	42.77	c

– Diluted	8	(15.94)c	4.20	c	42.62	c
Note:
1. Profit attributable to
non-controlling
interests derives solely from continuing activities.
Consolidated statement of comprehensive (expense)/income
for the years ended 31 March

	Note	2025 €m	2024 € m	2023 € m

(Loss)/profit for the financial year		(3,746)	1,505	12,335

Other comprehensive income/(expense):

Items that may be reclassified to the income statement in subsequent years:

Foreign exchange translation differences, net of tax		321	(440)	(1,236)

Foreign exchange translation differences, transferred to the income statement		115	23	(334)

Other, net of tax 1		36	(1,748)	963

Total items that may be reclassified to the income statement in subsequent years		472	(2,165)	(607)

Items that will not be reclassified to the income statement in subsequent years:

Fair value gains on equity instruments classified as Other investments, net of tax		116	–	–

Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	25	1	(58)	(160)

Total items that will not be reclassified to the income statement in subsequent years		117	(58)	(160)

Other comprehensive income/(expense)		589	(2,223)	(767)

Total comprehensive (expense)/income for the financial year		(3,157)	(718)	11,568

Attributable to:

– Owners of the parent		(3,485)	(920)	11,267

– Non-controlling interests		328	202	301

Total comprehensive (expense)/income for the financial year		(3,157)	(718)	11,568
Note:
1. Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.
Further details on items in the consolidated statement of comprehensive (expense)/income can be found in the consolidated statement of changes in equity on page
129
.

128 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

Consolidated statement of financial position
at 31 March

	Note	31 March 2025 €m	Re-presented 1 31 March 2024 € m	Re-presented 1 31 March 2023 € m

Non-current assets

Goodwill	10	20,514	24,956	27,615

Other intangible assets	10	12,924	13,896	19,592

Property, plant and equipment	11	30,712	28,499	37,992

Investments in associates and joint ventures	12	6,892	10,032	11,079

Other investments	13	3,153	1,006	1,093

Deferred tax assets	6	19,033	20,177	19,316

Post employment benefits	25	242	257	329

Trade and other receivables	14	6,431	5,967	7,843

		99,901	104,790	124,859

Current assets

Inventory		617	568	956

Taxation recoverable		174	76	279

Trade and other receivables	14	9,404	8,594	10,705

Other investments	13	7,424	5,092	7,017

Cash and cash equivalents	19	11,001	6,183	11,705

		28,620	20,513	30,662

Assets held for sale	7	–	19,047	–

Total assets		128,521	144,350	155,521

	Note	31 March 2025 €m	Re-presented 1 31 March 2024 € m	Re-presented 1 31 March 2023 € m

Equity

Called up share capital	17	4,319	4,797	4,797

Additional paid-in capital		149,834	149,253	149,145

Treasury shares		(6,791)	(7,645)	(7,719)

Accumulated losses		(123,503)	(114,641)	(113,086)

Accumulated other comprehensive income		28,886	28,202	30,262

Total attributable to owners of the parent		52,745	59,966	63,399

Non-controlling interests		1,171	1,032	1,084

Total equity		53,916	60,998	64,483

Non-current liabilities

Borrowings	21	46,096	49,259	53,682

Share of net liabilities in joint ventures and associates	12	96	–	–

Deferred tax liabilities	6	798	699	771

Post employment benefits	25	187	181	258

Provisions	16	1,430	1,615	1,572

Non-debt liabilities in respect of written put options		97	–	–

Trade and other payables	15	3,147	2,328	2,184

		51,851	54,082	58,467

Current liabilities

Borrowings	21	7,047	7,728	12,708

Financial liabilities under put option arrangements	22	–	–	485

Taxation liabilities		578	393	457

Provisions	16	1,066	833	674

Trade and other payables	15	14,063	13,398	18,247

		22,754	22,352	32,571

Liabilities held for sale	7	–	6,918	–

Total equity and liabilities		128,521	144,350	155,521
Note:

1.
On 1 April 2024, the Group adopted amendments to IAS 1 ‘Presentation of Financial Statements’ which has impacted the classification of certain bonds between current borrowings and non-current borrowings. As a result of the reclassification, comparatives at 31 March 2024 and 31 March 2023 have been provided in accordance with IFRS requirements. See note 1 ‘Basis of preparation’ for more information.

The consolidated financial statements on pages
127
to
205
were approved by the Board of Directors and authorised for issue on 3 June 2025 and were signed on its behalf by:

/s/ Margherita Della Valle	/s/ Luka Mucic
Margherita Della Valle	Luka Mucic
Group Chief Executive	Group Chief Financial Officer

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 129

Consolidated statement of changes in equity
for the years ended 31 March

		Additional			Accumulated other comprehensive income				Equity	Non-
	Share capital 1 € m	paid-in capital 2 € m	Treasury shares € m	Accumulated losses € m	Currency reserve 3 € m	Pensions reserve € m	Revaluation surplus 4 € m	Other 5 € m	attributable to owners € m	controlling interests € m	Total equity € m
1 April 2022	4,797	149,018	(7,278)	(122,022)	28,958	(751)	1,227	1,399	55,348	2,290	57,638

Issue or reissue of shares	–	1	122	(113)	–	–	–	–	10	–	10

Share-based payments	–	126	–	–	–	–	–	–	126	9	135

Transactions with NCI in subsidiaries	–	–	–	(287)	–	–	–	–	(287)	(1,118)	(1,405)

Dividends	–	–	–	(2,502)	–	–	–	–	(2,502)	(398)	(2,900)

Comprehensive income/(expense)	–	–	–	11,838	(1,374)	(160)	–	963	11,267	301	11,568

Profit 6	–	–	–	11,838	–	–	–	–	11,838	497	12,335

OCI - before tax	–	–	–	–	(1,469)	(213)	–	1,314	(368)	(230)	(598)

OCI - taxes	–	–	–	–	(3)	53	–	(351)	(301)	(3)	(304)

Transfer to the Income statement	–	–	–	–	(334)	–	–	–	(334)	–	(334)

Translation of hyperinflationary results	–	–	–	–	432	–	–	–	432	37	469

Purchase of Treasury shares 7	–	–	(563)	–	–	–	–	–	(563)	–	(563)

31 March 2023	4,797	149,145	(7,719)	(113,086)	27,584	(911)	1,227	2,362	63,399	1,084	64,483

Issue or reissue of shares	–	–	74	(72)	–	–	–	–	2	–	2

Share-based payments	–	108	–	–	–	–	–	–	108	7	115

Transactions with NCI in subsidiaries	–	–	–	(26)	–	–	–	–	(26)	(5)	(31)

Share of equity accounted entities change in equity	–	–	–	(164)	–	–	–	–	(164)	–	(164)

Dividends	–	–	–	(2,433)	–	–	–	–	(2,433)	(256)	(2,689)

Comprehensive income/(expense)	–	–	–	1,140	(254)	(58)	–	(1,748)	(920)	202	(718)

Profit	–	–	–	1,140	–	–	–	–	1,140	365	1,505

OCI - before tax	–	–	–	–	(826)	(77)	–	(2,331)	(3,234)	(192)	(3,426)

OCI - taxes	–	–	–	–	–	19	–	583	602	–	602

Transfer to the Income statement	–	–	–	–	23	–	–	–	23	–	23

Translation of hyperinflationary results	–	–	–	–	549	–	–	–	549	29	578

31 March 2024	4,797	149,253	(7,645)	(114,641)	27,330	(969)	1,227	614	59,966	1,032	60,998
Continued overleaf for the year ended 31 March 2025 and accompanying footnotes.

130 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

Consolidated statement of changes in equity (continued)
for the years ended 31 March

		Additional			Accumulated other comprehensive income				Equity	Non-
	Share capital 1 € m	paid-in capital 2 € m	Treasury shares € m	Accumulated losses € m	Currency reserve 3 € m	Pensions reserve € m	Revaluation surplus 4 € m	Other 5 € m	attributable to owners € m	controlling interests € m	Total equity € m
31 March 2024	4,797	149,253	(7,645)	(114,641)	27,330	(969)	1,227	614	59,966	1,032	60,998

Issue or reissue of shares	–	–	84	(81)	–	–	–	–	3	–	3

Share-based payments	–	103	–	–	–	–	–	–	103	7	110

Transactions with NCI in subsidiaries	–	–	–	(47)	–	–	–	–	(47)	50	3

Dividends	–	–	–	(1,795)	–	–	–	–	(1,795)	(246)	(2,041)

Comprehensive (expense)/income	–	–	–	(4,169)	531	1	–	152	(3,485)	328	(3,157)

(Loss)/profit	–	–	–	(4,169)	–	–	–	–	(4,169)	423	(3,746)

OCI - before tax	–	–	–	–	(162)	(12)	–	204	30	(55)	(25)

OCI - taxes	–	–	–	–	–	13	–	(78)	(65)	–	(65)

Transfer to the Income statement	–	–	–	–	115	–	–	26	141	–	141

Translation of hyperinflationary results	–	–	–	–	578	–	–	–	578	(40)	538

Purchase of Treasury shares 8	–	–	(2,000)	–	–	–	–	–	(2,000)	–	(2,000)

Cancellation of shares	(478)	478	2,770	(2,770)	–	–	–	–	–	–	–

31 March 2025	4,319	149,834	(6,791)	(123,503)	27,861	(968)	1,227	766	52,745	1,171	53,916

Notes:

1	See note 17 ‘Called up share capital’.

2
Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in
capital on adoption of IFRS.

3
The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. These differences are recycled to the income statement on disposal of the foreign operation.

4
The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing
equity interest in the acquired subsidiary at fair value.

5
Principally includes the impact of the Group’s cash flow hedges with
€
230 million net gain deferred to other comprehensive income during the year (2024:
€
2,037 million net loss; 2023:
€
2,322 million net gain) and
€
197 million net
gain
(2024:
€
254 million net gain; 2023:
€
896 million net gain) recycled to the consolidated income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting the income statements in each period but interest cash flows unwinding to the consolidated income statement over the life of the hedges, up to 2064. See note 22 ‘Capital and financial risk management’.

6	Includes a gain on disposal of Vantage Towers A.G. of € 8,607 million and a gain on disposal of Vodafone Ghana of € 689 million, offset by a loss on disposal of Vodafone Hungary of € 69 million.

7	Represents the irrevocable and non-discretionary share buyback programmes which completed on 15 March 2023.

8
Represents the irrevocable and
non-discretionary
share buyback programmes which completed on 6 August 2024, 13 November 2024, 22 January 2025 and the programme that commenced on 4 February 2025, which completed on 19 May 2025.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 131

Consolidated statement of cash flows
for the years ended 31 March

	Note	2025 €m	2024 € m	2023 € m
Inflow from operating activities	18	15,373	16,557	18,054

Cash flows from investing activities

Purchase of interests in subsidiaries, net of cash acquired	27	(9)	–	–

Purchase of interests in associates and joint ventures		(321)	(75)	(78)

Purchase of intangible assets		(2,375)	(2,641)	(2,799)

Purchase of property, plant and equipment		(4,324)	(4,219)	(4,957)

Purchase of investments		(3,499)	(1,233)	(766)

Disposal of interests in subsidiaries, net of cash disposed	27	11,221	(67)	6,976

Disposal of interests in associates and joint ventures		3,021	500	–

Disposal of property, plant and equipment and intangible assets		9	15	90

Disposal of investments		737	1,931	1,647

Dividends received from associates and joint ventures		530	442	617

Interest received		556	542	321

Cash outflows from discontinued operations		(787)	(1,317)	(1,430)

Inflow/(outflow) from investing activities		4,759	(6,122)	(379)

Cash flows from financing activities

Proceeds from issue of long-term borrowings		4,680	1,533	4,071

Repayment of borrowings		(12,963)	(8,970)	(10,501)

Net movement in short-term borrowings		78	(1,636)	3,171

Net movement in derivatives		404	144	261

Interest paid		(2,705)	(2,227)	(1,815)

Payments for settlement of written put options		–	(493)	(12)

Purchase of treasury shares		(1,868)	–	(1,867)

Issue of ordinary share capital and reissue of treasury shares	17	3	3	10

Equity dividends paid	9	(1,787)	(2,430)	(2,484)

Dividends paid to non-controlling shareholders in subsidiaries		(249)	(260)	(400)

Other transactions with non-controlling shareholders in subsidiaries	27	8	(16)	(692)

Cash outflows from discontinued operations		(879)	(1,503)	(3,172)

Outflow from financing activities		(15,278)	(15,855)	(13,430)

Net cash inflow/(outflow)		4,854	(5,420)	4,245

Cash and cash equivalents at the beginning of the financial year 1	19	6,114	11,628	7,371

Exchange (loss)/gain on cash and cash equivalents		(75)	(94)	12

Cash and cash equivalents at the end of the financial year 1	19	10,893	6,114	11,628
Note:

1.
Comprises cash and cash equivalents as presented in the consolidated statement of financial position of
€
11,001 million (
€
6,183 million as at 31 March 2024), together with overdrafts of
€
108 million (
€
111 million as at 31 March 2024) and
€
Nil million (
€
42 million as at 31 March 2024) of cash and cash equivalents included within Assets held for sale.

1. Basis of preparation
This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our material accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.
The consolidated financial statements are prepared in accordance with
UK-adopted
International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financial statements are prepared on a going concern basis (see page 1
17
).
Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.
IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate.
The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods.
Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be ‘critical estimates’ due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2026. As at 31 March 2025, management has identified critical judgements in respect of revenue recognition, lease accounting, the recognition of deferred tax assets, the accounting for tax disputes, valuing assets and liabilities acquired in business combinations, whether to recognise provisions or to disclose contingent liabilities and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits, the valuation of compensation payable under one of the legal claims against the Group and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment.

132 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

1. Basis of preparation (continued)
The majority of the Group’s provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised in respect of tax disputes include cases in India and a tax dispute related to financing costs in the Netherlands.
These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee.
Critical accounting judgements and key sources of estimation uncertainty
Revenue recognition
Revenue recognition
under IFRS 15 necessitates the collation and processing of very large amounts of data and the use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below.
Gross versus net presentation
If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 ‘Revenue disaggregation and segmental analysis’) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded software or services (such as premium music, TV content or cloud-based services) to customers and those where goods or services are delivered to customers in partnership with a third-party. The Group considers a range of factors when assessing whether the Group is the principal; the Group generally has pricing discretion but also considers that it must be the primary obligor or have inventory risk to be the principle in a supply arrangement. The Group is the primary obligor when it is responsible to the customer for the quality of goods and services provided and/or has the ability to substitute goods or providers’ content in service bundles. Inventory risk can be via the risk of economic loss for inventory held pre-transfer
to the customer or via minimum purchase commitments to the supplier for content and services.
Allocation of revenue to goods and services provided to customers
Revenue is recognised when goods and services are delivered to customers (see note 2 ‘Revenue disaggregation and segmental analysis’). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2 ‘Revenue disaggregation and segmental analysis’. The determination of standalone selling prices for identified obligations is discussed below.
It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front,
and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised.
Lease accounting
Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below.
Lease identification
Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.
The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user,
generally control over such lines is not passed to the
end-user
and a lease is not identified.
Where the Group contracts with tower companies to utilise space on a tower for the placement of transmission equipment for a period of time, the arrangement will generally be identified as a lease.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 133

1. Basis of preparation (continued)
The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially:

–
A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals).

–
An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract.

–
A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded.

Lease term
Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use
asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below.
At the inception of a lease, the lease term can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable
period and rights and options in each contract. Generally, lease terms are judged to be the longer of the non-cancellable
term and:

–
Between 5 and
10
years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons;

–	The period to the next contractual lease break date for retail premises (excluding breaks within the next 12 months);

–	The lease term, or useful economic life, of the assets connected for leases that are used to provide internal connectivity;

–	The customer service agreement length for leases of local loop connections or other assets required to provide fixed line or other services to individual customers; and

–	5 years where the Group has leases for the use of space on towers for the placement of transmission equipment.
In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.
Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group’s assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability.
Taxation
The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters, being principally:
Recognition of deferred tax assets
Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg and Germany, as well as capital allowances in the United Kingdom. The recognition of deferred tax assets is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 ‘Impairment losses’). For Luxembourg, this includes forecasts of income from the Group’s internal financing, centralised procurement and roaming activities, which require significant judgement. For the UK, this includes forecasts of income for the UK operating company and for financing, holding company, brand and Group service activities.
Where tax losses are forecast to be recovered beyond the five-year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations.
The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences.
Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered.
The Group only considers enacted or substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 ‘Taxation’ to the consolidated financial statements.
See additional commentary relating to climate change below.

134 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

1. Basis of preparation (continued)
Uncertain tax positions
The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house
tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgements in this area relate to the Group’s tax dispute related to financing costs in the Netherlands. Further details of tax disputes are included in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.
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
See note 27 ‘Acquisitions and disposals’ to the consolidated financial statements for further details.
Finite lived intangible assets
Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software.
Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets.
Estimation of useful life
The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2025 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below.
Customer bases
The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge.
Capitalised software
For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence.
Property, plant and equipment
Property, plant and equipment represents 23.9% of the Group’s total assets (2024: 19.7%). Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’ to the consolidated financial statements for further details.
Estimation of useful life
The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2025 if these estimates were revised.
Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.
See additional commentary relating to climate change, below.
Post employment benefits
Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’ to the consolidated financial statements.
Contingent liabilities
The Group exercises significant judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise.
Management has used estimates in determining the value of the provision required in respect of compensation that will be payable in the case in South Africa, Kenneth Makate v Vodacom (Pty) limited (see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements). Management has used both in-house
legal experts and the advice of external professional advisors to estimate the most likely amount to be payable.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 135

1. Basis of preparation (continued)
Impairment reviews
IFRS requires management to perform impairment tests annually for indefinite lived assets (comprising goodwill). Impairment tests are also performed for indefinite and finite lived assets, and for equity accounted investments if events or changes in circumstances indicate that their carrying amounts may not be recoverable.
Management is required to make significant judgements concerning the identification of impairment indicators and the determination of recoverable amounts for its assets which are based on the higher of their fair value less costs to sell and their value in use. Observable market data on fair values for equivalent assets is often limited and, for a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use.
The Group performs an annual impairment test which focuses on determining the recoverable amounts for its assets based on value in use, being the present value of the future cash flows it expects to generate from the continuing use of its assets or cash-generating units.
Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of:

–	Growth in Adjusted EBITDAaL, (see note 2 ‘Revenue disaggregation and segmental analysis’ for a reconciliation to the consolidated income statement);

–	Timing and amount of future capital expenditure, licence and spectrum payments;

–	Long-term growth rates; and

–	Discount rates that reflect the future cash flows.
Changing the assumptions selected by management, in particular projected Adjusted EBITDAaL, long-term
growth rate and discount rate assumptions, could significantly affect the Group’s impairment evaluation and hence reported assets and profit or loss. Further details, including a sensitivity analysis, are included in note 4 ‘Impairment losses’ to the consolidated financial statements.
Where the Group has interests in listed entities, market data, such as share price, is used to assess the fair value of those interests. If the market capitalisation indicates that their carrying amounts may not be recoverable, possible adjustments to the share price are reviewed and, where information is available, a value in use calculation is performed to support a conclusion on impairment.
For operations that are classified as held for sale, management is required to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market or via an agreed sale price, management has determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
Climate change
The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group’s Climate-related risk reporting on pages 61 to 66. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group’s climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known.
Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole
Accounting convention
The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value and for the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ for the Group’s entities reporting in Turkish lira and its associate’s reporting in Ethiopian birr (see below).
Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financial statements), joint operations that are subject to joint control and the results of joint ventures and associates (see note 12 ‘Associates and joint arrangements’ to the consolidated financial statements).
Hyperinflationary economies
The Turkish and Ethiopian economies were designated as hyperinflationary from 30 June 2022 and 31 December 2022, respectively. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish and Ethiopian operations whose functional currencies are Turkish lira and Ethiopian birr from 1 April 2022.
In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary
asset and liability balances for relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia respectively. Comparative periods are not restated per IAS 21 ‘The Effects of Changes in Foreign Exchange rates’. The respective indices have risen by 38.1% and 13.6% (2024: 68.5% and 26.2%. 2023: 50.5% and 31.3%) during this financial year. The revalued balances are translated to euros at the reporting date exchange rate of
€
1: 41.00 TRL and
€
1: 141.92 ETB (2024:
€
1: 34.94 TRL and
€
1: 61.43 ETB. 2023:
€
1: 20.85 TRL and
€
1: 58.59 ETB) respectively applying IAS 21.

136 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

1. Basis of preparation (continued)
For the Group’s operations in Türkiye:

–	The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.

–
The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

–
The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are judged to meet the definition of ‘exchange differences’.

For Safaricom’s operations in Ethiopia, the impacts are reflected as an increase to Investments in associates and joint ventures in the Consolidated statement of financial position and an increase to Share of results of equity accounted associates and joint ventures recognised in the Consolidated income statement.
The main impacts of the aforementioned adjustments for the Group’s Turkish and Ethiopian operations on the consolidated financial statements are shown below.

	Increase/(decrease)

	2025 €m	2024 € m	2023 € m

Impact on the consolidated income statement for the years ended 31 March

Revenue	88	111	85

Operating (loss)/profit 1	(287)	66	(87)

Loss for the financial year 1	(449)	(169)	(123)

	Increase

	2025 €m	2024 € m	2023 € m

Impact on the consolidated statement of financial position at 31 March

Net assets	1,029	981	814

Equity attributable to owners of the parent	987	913	777

Non-controlling interests	41	68	37
Note:

1.	Includes € 112 million gain on the net monetary assets/liabilities (2024: € 360 million gain. 2023: € 198 million gain).
Foreign currencies
The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.
With the exception of the Group’s Turkish lira operations and Safaricom’s Ethiopian birr operations, which are subject to hyperinflation accounting (see above), transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date.
Non-monetary
items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates.
Non-monetary
items measured in terms of historical cost in a foreign currency are not retranslated.
Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated.
For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date.
Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.
The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2025 is
€
171 million (31 March 2024:
€
272 million loss; 2023:
€
111 million gain). The net gains and net losses are recorded within operating profit (2025:
€
146 million charge; 2024:
€
110 million charge; 2023:
€
247 million credit), financing costs (2025:
€
1 million charge; 2024:
€
173 million charge; 2023:
€
135 million charge) and income tax expense (2025:
€
24 million charge; 2024:
€
11 million credit; 2023:
€
1 million charge).
Current or
non-current
classification
Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current.
Liabilities are classified as current unless the Group has the substantive right at the reporting date to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current
where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current.
Inventory
Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 137

1. Basis of preparation (continued)
New accounting pronouncements adopted on 1 April 2024
The Group adopted the following new accounting policies on 1 April 2024 to comply with amendments to IFRS:

–	Amendments to IAS 1 ‘Classification of Liabilities as Current or Non-current’ and ‘Non-current Liabilities with Covenants’;

–	Amendment to IFRS 16 ‘Lease Liability in a Sale and Leaseback’; and

–	Amendments to IAS 7 and IFRS 7 ‘Supplier Finance Arrangements’.
The impact of adopting the above amendments to IAS 1 ‘Presentation of Financial Statements’ is discussed below.
No materia
l impact has resulted from the adoption of the amendments to IFRS 16. The Group has provided additional disclosures in note 15 ‘Trade and other payables’ in respect of supplier arrangements as a result of the amendments to IAS 7 and IFRS 7.
Amendments to IAS 1 ‘Presentation of Financial Statements’
The Group has previously classified balances relating to certain bonds as current liabilities if it was the Group’s intention to exercise options to redeem them within 12 months of the reporting date. Following the adoption of the IAS 1 amendments on 1 April 2024, bonds that are repayable in more than 12 months are classified as non-current
liabilities regardless of any intention to redeem the bonds early. The impact of adopting the amendments on the consolidated statement of financial position was a reduction to the value of bonds presented within current borrowings and a matching increase in the value of bonds presented in non-current
borrowings; the value of the adjustments as at 31 March 2024 was
€
931
million
and at 31 March 2023 was
€
2,013
million
.
The Group’s financial reporting is presented in accordance with these standards from 1 April 2024.
New accounting pronouncements to be adopted on or after 1 April 2025
The following amendment has been issued by the IASB and is effective for annual periods beginning on or after 1 January 2025. This amendment has been endorsed by the UK Endorsement Board
.

–	Amendments to IAS 21 ‘Lack of Exchangeability’.
The
amendment
is not currently expected to have a material impact on the Group’s financial reporting on adoption, but the impact is dependent on economic factors outside of the Group’s control.
New accounting pronouncements to be adopted on or after 1 April 2026
The following new st
andards and amendments have been issued by the IASB but have not yet been endorsed
by the UK
Endorsement
Board (‘UKEB’) except where noted:

–	Amendments to IFRS 9 and IFRS 7 ‘Amendments to the Classification and Measurement of Financial Instruments’, which have been endorsed by the UKEB;

–	Amendments to IFRS 9 and IFRS 7 ‘Contracts Referencing Nature-dependent Electricity’;

–	Annual Improvements to IFRS Accounting Standards (Volume 11), which has been endorsed by the UKEB;

–	IFRS 18 ‘Presentation and Disclosure in Financial Statements’; and

–	IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’.
The amendments to IFRS 9,
IFRS
7 and Annual Improvements are effective for annual periods beginning on or after 1 January 2026 whilst
IFRS 18 and IFRS 19
are effective for annual periods beginning on or after 1 January 2027.
The amendments
to IFRS 19 and Annual improvements are not expected to have a material impact on the Group’s financial reporting on adoption. The Group is assessing the impact of IFRS 18, IFRS 7 and IFRS 9 and the Group’s financial reporting will be presented in accordance with these standards from 1 April 2026 or subsequently as applicable.

138 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

2. Revenue disaggregation and segmental analysis
The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below.
Accounting policies
Revenue
When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top
boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. The Group’s digital services and Internet of Things (‘IoT’) customer offers typically include separate obligations for communications services, as well as equipment and software or software as a service (‘SaaS’). Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. Activities relating to connecting customers to the Group’s network for the future provision of services are not considered to meet the criteria to be recognised as obligations except to the extent that the control of related equipment passes to customers.
The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs.
The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision of services, such as mobile airtime, fixed line broadband, other communications services and SaaS, is recognised when the Group provides the related service during the agreed service period.
Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.
Where refunds are issued to customers they are deducted from revenue in the relevant service period.
When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ for details.
Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front
at the time of sale or over the term of the related service agreement.
When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. Once the amount receivable becomes conditional only on the passage of time, the contract asset becomes a trade receivable (see note 14 ‘Trade and other receivables’). If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised.
When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front
but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer’s payment period using an interest rate reflecting the relevant central bank rates and customer credit risk.
Contract-related costs
When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised in the consolidated statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered.
The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the consolidated statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 139

2. Revenue disaggregation and segmental analysis (continued)
Segmental analysis
The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.
Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length
prices.
The operating segments for Germany, UK, Türkiye and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe reporting segment reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. The Other Europe reporting segment (Albania, Czech Republic, Greece, Ireland, Portugal and Romania) largely reflects countries with membership or a close association with the European Union. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.
In October 2023 and March 2024, the Group announced the planned disposals of Vodafone Spain and Vodafone Italy, respectively. Consequently, Vodafone Spain and Vodafone Italy were classified as discontinued operations in the year ended 31 March 2024 and ceased to be reporting segments of the Group. The disposals completed on 31 May 2024 and 31 December 2024, respectively.
Adjusted EBITDAaL is the Group’s measure of segment profit. A reconciliation of adjusted EBITDAaL, which excludes discontinued operations, to the Group’s profit or loss before taxation for the financial year is shown below.

	2025 €m	2024 € m	2023 € m
Adjusted EBITDAaL	10,932	11,019	12,424

Restructuring costs	(164)	(703)	(538)

Interest on lease liabilities	488	440	355

Loss on disposal of property, plant and equipment and intangible assets	(25)	(34)	(41)

Depreciation and amortisation on owned assets	(7,569)	(7,397)	(7,520)

Share of results of equity accounted associates and joint ventures	(123)	(96)	433

Impairment (charge)/reversal	(4,515)	64	(64)

Other income	565	372	9,402

Operating (loss)/profit	(411)	3,665	14,451

Investment income	864	581	232

Finance costs	(1,931)	(2,626)	(1,609)

(Loss)/profit before taxation	(1,478)	1,620	13,074
Revenue disaggregation and segmental income statement analysis
Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.
The table below presents Revenue and Adjusted EBITDAaL for the years ended 31 March 2025 and 31 March 2024.

31 March 2025	Service revenue € m	Equipment revenue € m	Revenue from contracts with customers € m	Other revenue 1 € m	Interest revenue € m	Total segment revenue € m	Adjusted EBITDAaL € m

Germany	10,876	942	11,818	345	17	12,180	4,384

UK	5,887	1,109	6,996	14	59	7,069	1,558

Other Europe	4,805	761	5,566	108	20	5,694	1,510

Türkiye	2,484	595	3,079	7	–	3,086	842

Africa	6,172	1,113	7,285	472	34	7,791	2,593

Common Functions 2	663	57	720	1,097	–	1,817	45

Eliminations	(129)	–	(129)	(60)	–	(189)	–

Group	30,758	4,577	35,335	1,983	130	37,448	10,932

31 March 2024	Service revenue € m	Equipment revenue € m	Revenue from contracts with customers € m	Other revenue 1 € m	Interest revenue € m	Total segment revenue € m	Adjusted EBITDAaL € m

Germany	11,453	1,132	12,585	357	15	12,957	5,017

UK	5,631	1,111	6,742	54	41	6,837	1,408

Other Europe	4,722	665	5,387	102	15	5,504	1,516

Türkiye	1,746	609	2,355	7	–	2,362	510

Africa	5,951	1,030	6,981	409	30	7,420	2,539

Common Functions 2	559	49	608	1,256	–	1,864	29

Eliminations	(150)	(1)	(151)	(76)	–	(227)	–

Group	29,912	4,595	34,507	2,109	101	36,717	11,019
Notes:

1.	Other revenue includes lease revenue recognised un d er IFRS 16 ‘Leases’ (see note 20 ‘Leases’).

2.	Comprises central teams and business functions.

140 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

2. Revenue disaggregation and segmental analysis (continued)
The table below presents Revenue and Adjusted EBITDAaL for the comparative year ended 31 March 2023.

31 March 2023	Service revenue € m	Equipment revenue € m	Revenue from contracts with customers € m	Other revenue 1 € m	Interest revenue € m	Total segment revenue € m	Adjusted EBITDAaL € m

Germany	11,433	1,313	12,746	350	17	13,113	5,323

UK	5,358	1,375	6,733	58	33	6,824	1,350

Other Europe 2	5,005	602	5,607	117	20	5,744	1,632

Türkiye 3	1,593	475	2,068	4	–	2,072	424

Africa	6,556	1,089	7,645	403	28	8,076	2,880

Vantage Towers	–	–	–	1,338	–	1,338	795

Common Functions 4	530	47	577	1,191	–	1,768	20

Eliminations	(157)	(1)	(158)	(1,105)	–	(1,263)	–

Group	30,318	4,900	35,218	2,356	98	37,672	12,424
Notes:

1.	Other revenue includes lease revenue recog ni sed under IFRS 16 ‘Le ase s’ (see note 20 ‘Leases’).

2.	Includes the results of Vodafone Hungary which, as previously r epor ted, was sold in January 2023.

3.	Includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.

4.	Comprises central teams and business functions.
The total future revenue from the remaining term of Group’s contracts with customers for performance obligations not yet delivered to those customers at 31 March 2025 is
€
17,297 million (2024:
€
16,577 million; 2023:
€
16,354 million); of which
€
10,812 million (2024:
€
10,488 million; 2023:
€
10,324 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.
Segmental assets
The tables below present the segmental assets at 31 March 2025, 31 March 2024 and 31 March 2023.

31 March 2025	Non-current assets 1 € m	Capital additions 2 € m	Right-of-use asset additions € m	Other additions to intangible assets 3 € m	Depreciation and amortisation € m	Impairment charge 4 € m

Germany	37,621	2,482	1,127	–	4,536	4,350

UK	7,904	926	2,157	48	1,908	–

Other Europe	7,304	857	474	26	1,472	165

Türkiye	2,059	447	187	–	681	–

Africa	6,981	1,039	499	162	1,129	–

Common Functions	2,281	1,142	212	–	1,078	–

Group	64,150	6,893	4,656	236	10,804	4,515

31 March 2024	Non-current assets 1 € m	Capital additions 2 € m	Right-of-use asset additions € m	Other additions to intangible assets 3 € m	Depreciation and amortisation € m	Impairment reversal 4 € m

Germany	42,931	2,565	1,045	–	4,543	–

UK	6,863	878	957	–	1,733	–

Other Europe	7,564	862	442	–	1,447	–

Türkiye	1,644	320	160	120	537	(64)

Africa	6,377	1,005	296	163	1,184	–

Common Functions	1,972	782	203	–	970	–

Group	67,351	6,412	3,103	283	10,414	(64)

31 March 2023	Non-current assets 1 € m	Capital additions 2 € m	Right-of-use asset additions € m	Other additions to intangible assets 3 € m	Depreciation and amortisation € m	Impairment charge 4 € m

Germany	43,878	2,701	2,145	2	4,154	–

Italy	10,235	833	916	5	–	–

UK	6,629	892	1,639	–	1,562	–

Spain	6,331	565	742	8	–	–

Other Europe	7,815	927	1,104	151	1,363	–

Türkiye	1,502	235	150	9	546	64

Africa	6,796	1,122	246	264	1,311	–

Vantage Towers	–	551	318	–	326	–

Common Functions	2,013	839	127	–	993	–

Group	85,199	8,665	7,387	439	10,255	64
Notes:

1.	Comprises goodwill, other intangible assets and property, plant and equipment.

2.	Includes additions to: (i) property, plant and equipment (excluding right-of-use assets) and (ii) computer software, development costs and identifiable wavelengths, reported within Intangible assets.

3.	Includes additions to licences and spectrum and customer base acquisitions.

4.	See note 4 ‘Impairment losses’ for more information.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 141

3. Operating (loss)/profit
Detailed below are the key amounts recognised in arriving at our operating (loss)/profit

	2025 €m	2024 € m	2023 € m

Amortisation of intangible assets (Note 10)	3,695	3,515	3,380

Depreciation of property, plant and equipment (Note 11):

Owned assets	3,874	3,882	4,142

Leased assets	3,235	3,017	2,733

Impairment charge/(reversal) (Note 4)	4,515	(64)	64

Staff costs (Note 24)	5,236	5,498	5,192

Amounts related to inventory included in cost of sales	4,514	4,659	5,035

Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(1,254)	(1,188)	(1,099)

Gain on the revaluation of net monetary assets resulting from IAS 29 application (Note 1)	(112)	(360)	(198)

Gain on disposal of Indus Towers Limited 1	714	–	–

Pledge arrangements in respect of Indus Towers Limited (Note 29) 1	(214)	–	–

Loss on disposal of Vodafone Hungary 1	–	–	69

Gain on disposal of Vodafone Ghana 1	–	–	(689)

Gain on disposal of Vantage Towers 1	–	–	(8,729)
Note:

1.	Included in Other income in the consolidated income statement.
Auditor remuneration
The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2025 is analysed below.

	2025 €m	2024 € m	2023 € m

Parent company	8	7	6

Subsidiaries	19	19	22

Audit fees 1	27	26	28

Audit-related 2	3	10	3

Non-audit fees	3	10	3

Total fees	30	36	31
Notes:

1.
Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to
€
2 million (2024:
€
1 million, 2023:
€
1 million).

2.
Fees for special purpose audits and statutory and regulatory filings during the year. Fees for the year ended 31 March 2024 are higher than fees for the other years presented, primarily due to Reporting Accountant and audit services performed during the year which were required in connection with the merger of Vodafone UK and Three UK and the disposal of Vodafone Spain.

142 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

4. Impairment losses
Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.
Accounting policies
Goodwill
Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.
For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.
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
Management prepares formal five-year plans for the Group’s cash-generating units, which are the basis for the value in use calculations.
Property, plant and equipment, finite-lived intangible assets and equity-accounted investments
At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the consolidated income statement.
Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss
reversal is recognised immediately in the consolidated income statement.
Impairment review
Following our annual impairment review, the following impairments were recognised in the year ended 31 March 2025:

–
Germany:
€
4,350 million, which has primarily arisen from the impacts of significantly lower EBITDAaL performance in the year ended 31 March 2025 and lower medium term EBITDAaL growth expectations on our determination of value in use. The key driver of both changes is materially higher competitive intensity, in the mobile market in the current year compared to the prior year ended 31 March 2024, impacting our expectations of future cash generation.; and

–	Romania: € 165 million, reflects a discount rate increase, specifically an increase in the risk-free rate, and a downward revision of the five-year business plan.
In the prior year ended 31 March 2024, the Group recognised a reversal of a
€
64 million impairment in the consolidated income statement within operating profit which related to our previous investment in Indus Towers Limited. Further details of events that led to the recognition of this reversal are provided later in this note.
Goodwill
The remaining carrying value of goodwill at 31 March was as follows:

	2025 €m	2024 € m

Germany	15,985	20,335

Other	4,529	4,621

	20,514	24,956

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 143

4. Impairment losses (continued)
Key assumptions used in the value in use calculations
The key assumptions used in determining the value in use are:

Assumption	How determined

Projected adjusted EBITDAaL

Projected adjusted EBITDAaL has been based on experience adjusted for the following:

–  In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new consumer and business products and services are introduced. Fixed revenue is forecast to grow as penetration is increased and more products and services are sold to customers;

–  Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and

–  Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

Projected capital expenditure

The cash flow forecasts for capital expenditure are based on experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software.

Projected licence and spectrum payments

To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five-year forecast period, a long-run
cost of spectrum is assumed.

Assumption	How determined

Long-term growth rate

For the purposes of the Group’s value in use calculations, a long-term growth rate into perpetuity is applied immediately at the end of the five-year forecast period and is based on the lower of:

–  The nominal GDP growth rate forecasts for the country of operation; and

–  The long-term compound annual growth rate in adjusted EBITDAaL as estimated by management.

Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations.

Pre-tax discount rate

The
pre-tax
discount rate for each cash-generating unit is derived such that when applied to pre-tax
cash flows it gives the same result as when the observable
post-tax
weighted average cost of capital is applied to
post-tax
cash flows.

The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data.

–  The
 risk-free
rate is derived from an average yield of a ten-year bond issued by the government in each cash-generating unit’s respective country of operations;

–  The forward-looking equity market risk premium (an investor’s required rate of return over and above a risk-free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners;

–  The asset beta reflecting the systematic risk of the telecommunications segment relative to the market is determined from betas observed for comparable listed telecommunications companies; and

–  The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies.

Each cash-generating unit’s discount rate is determined in nominal terms to match their nominal estimates of future cash flows.

Changes in
risk-free
 rates have increased and decreased the cash-generating unit discount rates in the current year.

144 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

4. Impairment losses (continued)
The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date, judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable.
Year ended 31 March 2025
For the year ended 31 March 2025, the Group recorded impairment charges of
€
4.4 billion and
€
0.2 billion with respect to the Group’s investments in Germany and Romania respectively. The impairment charges relate solely to goodwill and are recognised in the consolidated income statement within operating loss.
The goodwill impairment charges reflect management’s latest assessment of likely trading and economic conditions, including the drivers of the reduction in Germany EBITDAaL from the year ended 31 March 2024 to the year ended 31 March 2025, in the five-year business plan. The carrying values of Germany and Romania have been reduced to their value in use estimates of
€
30.9 billion and
€
0.6 billion respectively.
Value in use assumptions
The table below shows key assumptions used in the value in use calculations of Germany and Romania:

	Assumptions used in value in use calculations

	Germany %	Romania %

Pre-tax discount rate	7.8	11.0

Long-term growth rate	1.2	2.5

Projected adjusted EBITDAaL CAGR 1	1.3	1.5

Projected capital expenditure 2	17.6 - 20.7	9.2 - 11.0
Sensitivity
analysis
The recoverable amount estimate of the UK exceeds carrying value by
€
1.0 billion. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment
loss being recognised for the year ended 31 March 2025.

Change required for carrying value to equal recoverable amount

UK pps

Pre-tax discount rate	1.5

Long-term growth rate	(1.4)

Projected adjusted EBITDAaL CAGR 1	(2.0)

Projected capital expenditure 2	3.3
Notes:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

For the Group’s operations in Germany and Romania management has prepared the following sensitivity analysis to the base case recoverable amount less carrying value for changes in pre-tax
discount rate and projected adjusted EBITDAaL CAGR
1
assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value

	Germany € bn	Romania € bn

Base case (prior to impairment charge recognition)	(4.4)	(0.2)

Change in pre-tax discount rate

Decrease by 0.5pps	(1.7)	(0.1)

Increase by 0.5pps	(6.6)	(0.2)

Change in projected adjusted EBITDAaL CAGR 1

Decrease by 2.0pps	(7.6)	(0.2)

Increase by 2.0pps	(0.8)	(0.1)
Note:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
Year ended 31 March 2024
The disclosures below for the year ended 31 March 2024 are as previously disclosed in the Annual Report for the year ended 31 March 2024.
Indus Towers Limited
Management
determined
the recoverable amount of the Group’s investment in Indus Towers on a fair value less costs to sell basis. Indus Towers’ share price was
observable in a quoted market and
was
considered a level 1 input under the fair value hierarchy
 in IFRS 13 ‘Fair Value Measurement’.
The share price of INR291.15 per share implied a recoverable amount of INR165 billion (
€
1.8 billion), which
exceeded
the carrying value of the Group’s investment at the same date. The increase in recoverable amount supported
the reversal of the prior year impairment of
€
64 million.
Value in use assumptions
The table below shows key assumptions used in the value in use calculation for Germany as its carrying amount of goodwill is significant in comparison with
the Group’s total carrying amount of goodwill.

Assumptions used in value in use calculations

Germany %

Pre-tax discount rate	8.3

Long-term growth rate	1.0

Projected adjusted EBITDAaL CAGR 1	2.4

Projected capital expenditure 2	17.4-19.9

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 145

4. Impairment losses (continued)
Sensitivity analysis
The estimated recoverable amounts of the Group’s operations in Germany and the UK exceeded
their carrying values by
€
2.3 billion and
€
1.6 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, have led
to an impairment loss being recognised for the year ended 31 March 2024.

	Change required for carrying value to equal recoverable amount

	Germany pps	UK pps

Pre-tax discount rate	0.5	2.2

Long-term growth rate	(0.4)	(2.1)

Projected adjusted EBITDAaL CAGR 1	(1.2)	(2.9)

Projected capital expenditure 2	3.9	4.9
Notes:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2023
The disclosures below for the year ended 31 March 2023 are as previously disclosed
in the Annual Report for the year ended 31 March 2023.
Indus Towers Limited
The Group’s investment in Indus Towers was tested for impairment at 31 March 2023 following a decline in Indus Towers’ quoted share price. Management concluded that fair value less costs to sell was the appropriate basis to determine the recoverable amount of the Group’s investment. Indus Towers’ share price was observable in a quoted market and was considered a level 1 input under the fair value hierarchy in IFRS 13 ‘Fair Value Measurement’. The share price of INR
143.00 per share implied a recoverable amount of INR81 billion (
€
0.9 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of
€
64 million was recognised to reduce the carrying value of the Group’s investment
to the
recoverable
amount in the Group’s consolidated statement of financial position.
Value in use assumptions
The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill:

	Assumptions used in value in use calculations

	Germany %	Italy %

Pre-tax discount rate	7.8	8.9

Long-term growth rate	0.6	1.5

Projected adjusted EBITDAaL CAGR 1	1.8	1.0

Projected capital expenditure 2	19.4-19.8	16.5-17.9
Sensitivity
analysis
The estimated recoverable amounts of the Group’s operations in Germany, Italy, the UK, and Spain exceeded
their carrying values by
€
3.2 billion,
€
0.2 billion,
€
1.3 billion, and
€
0.4 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, have led
to an impairment loss being recognised for the year ended 31 March 2023.

	Change required for carrying value to equal recoverable amount

	Germany pps	Italy pps	UK pps	Spain pps

Pre-tax discount rate	0.6	0.2	1.6	0.5

Long-term growth rate	(0.6)	(0.2)	(1.9)	(0.6)

Projected adjusted EBITDAaL CAGR 1	(1.8)	(0.5)	(4.1)	(1.5)

Projected capital expenditure 2	5.5	0.9	4.2	2.2
Notes:

1.	Projected adjusted E BIT DAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.
Projected
capital
expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash
-generating units of the plans used for impairment testing.

For the Group’s
operations
in Italy and Spain management prepared the following sensitivity analysis for changes in pre-tax
discount rate and projected adjusted EBITDAaL CAGR
1
assumptions. The associated impact of the change in each key assumption did
 not
consider
any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value

	Italy € bn	Spain € bn

Base case as at 31 March 2023	0.2	0.4

Change in pre-tax discount rate

Decrease by 1pps	1.4	1.3

Increase by 1pps	(0.8)	(0.3)

Change in projected adjusted EBITDAaL CAGR 1

Decrease by 5pps	(1.6)	(0.8)

Increase by 5pps	2.3	1.8
Note:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

146 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

5. Investment income and financing costs
Investment income comprises interest received from investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

	2025 €m	2024 € m	2023 € m

Investment income

Financial assets measured at amortised cost	355	327	196

Financial assets measured at fair value through profit and loss	509	254	36

	864	581	232

Financing costs

Financial liabilities measured at amortised cost

Bonds	1,301	1,596	1,711

Lease liabilities	488	440	355

Bank loans and other liabilities 1	499	712	392

Interest on derivatives	(356)	(395)	(561)

Mark-to-market on derivatives	(2)	100	(423)

Foreign exchange	1	173	135

	1,931	2,626	1,609

Net financing costs	1,067	2,045	1,377
Note:

1.	Interest capitalised for the year ended 31 March 2025 was € nil (2024: € nil, 2023: € 5 million).

6. Taxation
This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.
Accounting policies
Income tax expense represents the sum of current and deferred taxes.
Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date.
The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue-by-issue basis within the jurisdictions that we operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and, if applicable, classifies tax penalties as part of the income tax expense if the penalties are based on profits.
Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.
Such assets and liabilities are not recognised if the temporary difference, or net temporary difference in a transaction that gives rise to both taxable and deductible temporary differences, arises from the initial recognition (other than in a business combination) of assets and liabilities and affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are also not recognised to the extent they arise from the initial recognition of non-tax
deductible goodwill.
Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all the recognised asset to be recovered.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 147

6. Taxation (continued)
Deferred tax is calculated at the tax rates that are expected to apply in the periods when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. The group does not discount deferred tax balances.
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

Income tax expense	2025 €m	2024 € m	2023 € m

United Kingdom corporation tax expense:

Current year	59	70	4

Adjustments in respect of prior years	(8)	1	4

	51	71	8

Overseas current tax expense/(credit):

Current year	997	670	924

Adjustments in respect of prior years	(68)	25	(26)

	929	695	898

Total current tax expense	980	766	906

Deferred tax on origination and reversal of temporary differences:

United Kingdom deferred tax	(91)	(36)	(71)

Overseas deferred tax	1,357	(680)	(343)

Total deferred tax expense/(credit)	1,266	(716)	(414)

Total income tax expense	2,246	50	492
Tax charged/(credited) directly to other comprehensive income

	2025 €m	2024 € m	2023 € m

Current tax	(1)	2	3

Deferred tax	49	(579)	305

Total tax charged/(credited) directly to other comprehensive income	48	(577)	308
Tax charged directly to equity

	2025 €m	2024 € m	2023 € m

Current tax	4	–	–

Deferred tax	3	4	7

Total tax charged directly to equity	7	4	7
Factors affecting the tax expense in the year
The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year.

	2025 €m	2024 € m	2023 € m

Continuing (loss)/profit before tax as shown in the consolidated income statement	(1,478)	1,620	13,074

(Loss)/profit at weighted average statutory tax rate	(729)	363	2,787

Impairment loss with no tax effect 1	1,361	–	18

Disposal of Group investments 2	146	174	(1,718)

Effect of taxation of associates and joint ventures, reported within (loss)/profit before tax	28	23	(125)

Deferred tax credit following revaluation of investments in Luxembourg	–	–	(393)

Previously unrecognised temporary differences and losses we expect to use in the future 3	–	(1,021)	(16)

Previously recognised temporary differences and losses we no longer expect to use in the future	25	–	–

Current year temporary differences (including losses) that we currently do not expect to use	33	84	81

Adjustments in respect of prior year tax liabilities	(108)	89	(29)

Impact of tax credits and irrecoverable taxes	108	147	80

Deferred tax on unremitted earnings	27	1	(6)

Effect of current year changes in statutory tax rates on deferred tax balances 4	721	(19)	35

Settlement of the VISPL tax cases	185	–	–

Financing costs and similar not deductible/(taxable) for tax purposes	137	214	(27)

Revaluation of assets for tax purposes in Türkiye 5	128	(65)	(338)

Expenses not deductible for tax purposes	184	60	143

Income tax expense	2,246	50	492
Notes:

1.
The Group recorded impairment charges of
€
4,350 million and
€
165 million with respect to the Group’s investments in Germany and Romania respectively, which are permanently non-deductible
for tax purposes.

2.
The amount for 2025 includes
€
164 million of tax in relation to the 10.33% disposal of Vantage Towers, offset by a
€
(109) million credit in relation to the
non-taxable
disposal of Indus Towers reduced by
€
56 million
non-deductible
settlement of MSA obligations that resulted in the release of the secondary pledge. The amount for 2024 includes
€
110 million of tax relating to income of the continuing Group presented in Discontinued Operations,
€
37 million in relation to the disposal of
M-Pesa
Holding Company Limited and
€
30 million in relation to the Vantage Towers disposal. The amount for 2023 relates to the disposal of Vantage Towers into a joint venture and the tax-exempt
disposals of Vodafone Hungary and Vodafone Ghana. See note 27 ‘Acquisitions and disposals’.

3.	The amount in 2024 includes € 1,019 million of additional losses recognised in Luxembourg.

4.	The amount for 2025 includes € 719 million in relation to a 1% corporate income tax rate reduction in Luxembourg.

5.	The amounts for 2025, 2024 and 2023 relate to inflation adjustments in Türkiye.

148 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

6. Taxation (continued)
Deferred tax
The table below is an analysis of movements in the net deferred tax asset balance during the year.

	2025 €m	2024 € m

1 April	19,478	18,545

Adjustment relating to assets Held for Sale	–	(422)

Foreign exchange movements	95	(32)

(Charged) / credited to the income statement	(1,266)	716

(Charged) / credited directly to OCI	(49)	579

(Charged) / credited directly to equity	(3)	(4)

Indexation of the opening balance in respect of hyperinflation in Türkiye	(18)	96

Arising on acquisitions and disposals	(2)	–

31 March	18,235	19,478
Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount credited/ (expensed) in income statement € m	Gross deferred tax asset € m	Gross deferred tax liability € m	Less amounts unrecognised € m	Net recognised deferred tax asset/ (liability) € m

Tangible assets	(6)	2,831	(1,133)	–	1,698

Intangible assets	133	266	(1,036)	(3)	(773)

Tax losses	(1,256)	31,367	–	(13,843)	17,524

Treasury related items	(43)	583	(214)	(568)	(199)

Temporary differences relating to revenue recognition	(28)	83	(789)	–	(706)

Temporary differences relating to leases	(28)	1,537	(1,340)	–	197

Other temporary differences	(38)	716	(209)	(13)	494

31 March 2025	(1,266)	37,383	(4,721)	(14,427)	18,235
Analysed in the balance sheet, after offset of balances within countries, as:

€m

Deferred tax asset	19,033

Deferred tax liability	(798)

31 March 2025	18,235
At 31 March 2024, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount credited/ (expensed) in income statement € m	Gross deferred tax asset € m	Gross deferred tax liability € m	Less amounts unrecognised € m	Net recognised deferred tax asset/ (liability) € m

Tangible assets	(176)	2,656	(1,174)	10	1,492

Intangible assets	354	367	(1,177)	11	(799)

Tax losses	455	32,830	–	(14,051)	18,779

Treasury related items	19	594	(138)	(569)	(113)

Temporary differences relating to revenue recognition	(61)	2	(677)	–	(675)

Temporary differences relating to leases	(16)	1,576	(1,354)	–	222

Other temporary differences	141	892	(306)	(14)	572

31 March 2024	716	38,917	(4,826)	(14,613)	19,478
At 31 March 2024, analysed in the balance sheet, after offset of balances within countries, as:

€ m

Deferred tax asset	20,177

Deferred tax liability	(699)

31 March 2024	19,478

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 149

6. Taxation (continued)
Factors affecting the tax charge in future years
The Group’s future tax charge, and effective tax rate, could be affected by several factors including tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the Minimum Tax directive, Business in Europe: Framework for Income Taxation ‘BEFIT’ or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below).
The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2025, the Group holds provisions for such potential liabilities of
€
314 million (2024:
€
445 million). These provisions relate to multiple issues across the jurisdictions in which the Group operates.
As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.
The tables below present the gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2025 and the comparative year ended 31 March 2024.

31 March 2025	Expiring within 5 years € m	Expiring beyond 5 years € m	Unlimited € m	Total € m

Losses for which a deferred tax asset is recognised	68	–	78,045	78,113

Losses for which no deferred tax is recognised	98	15,982	40,403	56,483

	166	15,982	118,448	134,596

31 March 2024	Expiring within 5 years € m	Expiring beyond 5 years € m	Unlimited € m	Total € m

Losses for which a deferred tax asset is recognised	20	–	80,224	80,244

Losses for which no deferred tax is recognised	313	15,653	40,378	56,344

	333	15,653	120,602	136,588
Deferred tax assets on losses in Luxembourg
Included in the table above are losses of
€
65,200 million (2024:
€
67,016 million) that have arisen in Luxembourg companies. A deferred tax asset of
€
15,563 million (2024:
€
16,714 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely.
Losses incurred after the 2017 tax reform in Luxembourg, expire after 17 years and can only be used after any pre-existing
losses on a
first-in-first-out
basis. The Luxembourg companies have
€
15,958 million (2024;
€
15,933 million) of post-2017 losses, which will fully expire in 15 years. No deferred tax asset is recognised for these post-2017 losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life.
We also have
€
9,136 million (2024:
€
9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.
During the year, the Luxembourg Corporate Income Tax rate reduced by 1% causing a write-down of the
Luxembourg deferred tax asset
by
€
719
 million. There is no

cash

tax
impact. The Luxembourg companies utilised
€
1,815 million of their
pre-2017
losses in the current year, representing
€
433 million of the deferred tax asset and 2.8% of the recognised deferred tax asset.
Following restructuring in December 2022, which saw the Luxembourg companies dispose of their investments in the Group’s non-Luxembourg
operating companies, the profits and losses in Luxembourg are no longer expected to be significantly impacted by changes in the value of the Luxembourg companies’ investments. The recovery of the deferred tax asset is expected to be driven by the recurring profits of the Luxembourg companies.
These recurring profits are derived from the Group’s internal financing, centralised procurement, and international roaming activities. These activities have consistently generated taxable profits of over
€
1 billion per annum throughout their existence. The Group has reviewed the latest five-year forecasts for the Luxembourg companies, including their ability and the Group’s intention to continue to generate income beyond this period. The forecasts consider the impact of the current market conditions on the existing financing activities, including the current view of future interest rates, levels of intragroup financing, as well as the future profits generated from the procurement and roaming activities.
This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group’s control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the reporting period date and the Group’s intentions to keep these activities in Luxembourg remains unchanged.

150 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

6. Taxation (continued)
Based on the current forecasts,
€
3,065 million (20%) (2024:
€
3,306 million) of the deferred tax asset is forecast to be used within the next 10 years, and
€
6,194 million (40%) (2024:
€
6,344 million) used within 20 years. The losses are projected to be fully utilised over the next 47 to
52
years (2024: 52 to 57 years).
The decrease in the recovery period compared to the prior year is principally a result of higher forecast interest rates, resulting in higher retained

margins on existing financing activities. An increase or decrease in the forecast income in Luxembourg in each year of
5%-10%
would change the period over which the losses will be fully utilised by 3 to 6 years either way. The Group uses different scenarios to forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses.
The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the reporting period date.
Any future changes in tax law or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue.
Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses
Deferred tax assets in the UK
The Group has a recognised
UK
deferred tax asset
of
€
2,566

m
illion
(2024:
€
2,485
 million). This consists primarily of excess capital allowances, which can be claimed on a reducing balance basis, held by the current UK tax group consisting of the UK operating company along with financing, holding and group service companies. The Group has reviewed the latest 5-year forecasts for the current UK tax group which incorporates the inherent risks of operating in the telecommunications sector. In the period beyond the
5-year
forecast we have reviewed the profits inherent in the terminal period taking into account the forecast level of external debt held by the Group and the future profitability of material UK entities including Vodafone UK.
Based on the current forecasts, the deferred tax asset is expected to be recovered over the next 46 years (2024: 27 years). The recovery period has increased compared to the prior year primarily due to an updated forecast of future taxable income arising in the UK tax group in addition to refinements to our modelling of future UK taxable income.
An increase or decrease in the forecast net taxable income in the current UK tax group in each year of 5%-10% would change the period over which the deferred tax asset will be fully utilised by 1-2 years either way.
The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the reporting period date.
Any future changes in tax law or the structure of the Group could have a significant effect on the use of the UK capital allowances and other deferred tax assets, including the period over which these can be utilised. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue.
Based on the above factors the Group concludes that it is probable that the current UK tax group will continue to generate taxable profits in the future against which it will use these capital allowances and other deferred tax assets.
In June 2023 we announced a binding agreement to combine our Vodafone UK business with Three UK to form a new merged UK business (the “merged UK Group”). Following the completion of this transaction merged UK Group will form a separate UK tax group, and the recognition of Vodafone UK’s deferred tax asset will be assessed by reference to the taxable profit forecast of that newly combined business. The deferred tax assets of the remainder of the UK group will be assessed by reference to the taxable profits generated by existing group service activities, brand and financing income, including that arising from lending into the merged UK group. We expect the recovery period of the deferred tax assets of both the merged UK group and the remainder of the UK group to be lower than 46 years at 31 March 2026.
The Group has capital losses amounting to
€
29,762 million (2024:
€
29,713 million) in respect of UK subsidiaries which are only available for offset against future capital gains and, due to the UK Substantial Shareholding Exemption rules, we do not believe it is probable we will utilise these losses such that no deferred tax asset has been recognised, as in the prior year.
Deferred tax assets on losses in Germany
The Group has a recognised deferred tax
asset
of
€
1,950 million (2024:
€
2,029 million) in Germany in respect of losses arising primarily on the write down of investments in Germany in 2000. The losses relate to German corporate tax and trade tax liabilities
,
and they do not expire. The Group concluded it is probable that the German business will generate sufficient taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest five -year forecasts for the German business, and the inherent risks of operating in the telecommunications business. In the period beyond the
5-year
forecast, the Group continues to take into consideration the implications of the Growth Opportunities Act, substantively enacted in March 2024 which introduces new interest restriction rules applying to both corporate and trade tax and for which a grace-period to 31 December 2024 was introduced during the year. We expect to fully utilise the trade tax losses within
4-5
years, and corporate tax losses within
14-15
years.
Unremitted earnings
No deferred tax liability has been recognised in respect of a further
€
39,199 million (2024:
€
38,380 million) of unremitted earnings of subsidiaries because the Group is able to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
Pillar Two - Global Minimum Tax
The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from financial years commencing on or after 1 January 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The FY25 tax charge includes a current tax charge of
€
7 million relating to Pillar 2 income taxes.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 151

7. Discontinued operations and assets held for sale
The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale.
The Group classifies
non-current
assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification.
Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale.
Where operations constitute a separately reportable segment (see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Consolidated financial statements include amounts for continuing operations, unless indicated otherwise.
Transactions between the Group’s continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s Profit for the financial year for the years presented.
Discontinued operations
On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (‘Zegona’) in relation to the disposal of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’). The disposal completed on 31 May 2024.
On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG (‘Swisscom’) in relation to the disposal of 100% of Vodafone Italia S.p.A. (‘Vodafone Italy’). The disposal completed on 31 December 2024.
Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. The assets and liabilities of both were presented as held for sale in the consolidated statement of financial position in the prior year.
A summary of the results of these discontinued operations is below.

	2025 €m	2024 € m	2023 € m

(Loss)/profit for the financial year - Discontinued operations

Vodafone Spain 1	53	(5)	(340)

Vodafone Italy 2	(75)	(60)	93

Total	(22)	(65)	(247)

Loss per share - Discontinued operations

Basic	(0.08)c	(0.24)c	(0.89)c

Diluted	(0.08)c	(0.24)c	(0.89)c
Notes:

1.	The results for Vodafone Spain are for the two months to 31 May 2024 when the sale concluded.

2.	The results for Vodafone Italy are for the nine months to 31 December 2024 when the sale concluded.
Segment analysis of discontinued operations
Vodafone Spain
The disposal of Vodafone Spain completed on 31 May 2024. See note 27 ‘Acquisitions and disposals’ for more information. The results of discontinued operations in Spain are detailed below.

	2025 €m	2024 € m	2023 € m

Revenue	603	3,773	3,675

Cost of sales	(321)	(2,593)	(2,959)

Gross profit	282	1,180	716

Selling and distribution expenses	(27)	(259)	(314)

Administrative expenses	(34)	(435)	(575)

Net credit losses on financial assets	(15)	(120)	(35)

Other expense	–	–	(122)

Operating profit/(loss)	206	366	(330)

Investment income	3	29	16

Financing costs	(8)	(56)	(26)

Profit/(loss) before taxation	201	339	(340)

Income tax credit	–	1	–

Profit/(loss) after tax of discontinued operations	201	340	(340)

After tax loss on the re-measurement of disposal group	–	(345)	–

Loss on sale of disposal group	(148)	–	–

Profit/(loss) for the financial year from discontinued operations	53	(5)	(340)

Total comprehensive income/ (expense) for the financial year from discontinued operations

Attributable to owners of the parent	53	(5)	(340)

152 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

7. Discontinued operations and assets held for sale (continued)
Vodafone Italy
The disposal of Vodafone Italy completed on 31 December 2024. See note 27 ‘Acquisitions and disposals’ for more information. The results of discontinued operations in Italy are detailed below.

	2025 €m	2024 € m	2023 € m

Revenue	3,356	4,579	4,722

Cost of sales	(1,293)	(3,438)	(3,532)

Gross profit	2,063	1,141	1,190

Selling and distribution expenses	(160)	(244)	(238)

Administrative expenses	(356)	(760)	(710)

Net credit losses on financial assets	(36)	(51)	(66)

Other income/(expense)	–	–	(1)

Operating profit	1,511	86	175

Financing costs	(66)	(86)	(93)

Profit before taxation	1,445	–	82

Income tax credit/ (expense)	(387)	23	11

Profit after tax of discontinued operations	1,058	23	93

After tax loss on the re-measurement of disposal group	–	(83)	–

Loss on sale of disposal group	(1,133)	–	–

(Loss)/profit for the financial year from discontinued operations	(75)	(60)	93

Total comprehensive (expense)/income for the financial year from discontinued operations

Attributable to owners of the parent	(72)	(71)	80
Assets held for sale
There are no assets and liabilities held for sale at 31 March 2025.
Assets and liabilities held for sale at 31 March 2024 comprised Vodafone Spain and Vodafone Italy. The relevant assets and liabilities are detailed in the table below.

	Vodafone Spain €m	Vodafone Italy €m	Total €m

Non-current assets

Goodwill	–	2,398	2,398

Other intangible assets	987	3,331	4,318

Property, plant and equipment	4,957	4,307	9,264

Other investments	2	–	2

Deferred tax assets	–	461	461

Trade and other receivables	223	167	390

	6,169	10,664	16,833

Current assets

Inventory	39	134	173

Taxation recoverable	–	77	77

Trade and other receivables	805	1,117	1,922

Cash and cash equivalents	13	29	42

	857	1,357	2,214

Assets held for sale	7,026	12,021	19,047

Non-current liabilities

Borrowings	878	1,509	2,387

Deferred tax liabilities	3	–	3

Post employment benefits	–	45	45

Provisions	158	115	273

Trade and other payables	43	120	163

	1,082	1,789	2,871

Current liabilities

Borrowings	346	673	1,019

Taxation liabilities	–	12	12

Provisions	23	67	90

Trade and other payables	1,203	1,723	2,926

	1,572	2,475	4,047

Liabilities held for sale	2,654	4,264	6,918

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 153

8. Earnings per share
Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2025 Millions	2024 Millions	2023 Millions

Weighted average number of shares for basic earnings per share	26,149	27,056	27,680

Effect of dilutive potential shares: Employee share schemes	–	95	95

Weighted average number of shares for diluted earnings per share	26,149	27,151	27,775

	2025 €m	2024 € m	2023 € m

(Loss)/profit for earnings per share from continuing operations attributable to owners	(4,147)	1,205	12,085

Loss for earnings per share from discontinued operations attributable to owners	(22)	(65)	(247)

(Loss)/profit for basic and diluted earnings per share	(4,169)	1,140	11,838

	2025 eurocents	2024 eurocents	2023 eurocents

Basic (loss)/earnings per share from continuing operations	(15.86)c	4.45c	43.66c

Basic (loss) per share from discontinued operations	(0.08)c	(0.24)c	(0.89)c

Basic (loss)/earnings per share	(15.94)c	4.21c	42.77c

	2025 eurocents	2024 eurocents	2023 eurocents

Diluted (loss)/earnings per share from continuing operations	(15.86)c	4.44c	43.51c

Diluted loss per share from discontinued operations	(0.08)c	(0.24)c	(0.89)c

Diluted (loss)/earnings per share	(15.94)c	4.20c	42.62c

9. Equity dividends
Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	2025 €m	2024 € m	2023 € m

Declared during the financial year

Final dividend for the year ended 31 March 2024: 4.50 eurocents per share

(2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share)	1,212	1,215	1,265

Interim dividend for the year ended 31 March 2025: 2.25 eurocents per share

(2024: 4.50 eurocents per share, 2023: 4.50 eurocents per share)	583	1,218	1,237

	1,795	2,433	2,502

Proposed after the end of the year and not recognised as a liability

Final dividend for the year ended 31 March 2025: 2.25 eurocents per share

(2024: 4.50 eurocents per share, 2023: 4.50 eurocents per share)	558	1,219	1,215

154 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

10. Intangible assets
The consolidated statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.
Accounting policies
Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’s judgement.
Goodwill
Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition.
Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.
Negative goodwill arising on an acquisition is recognised directly in the consolidated income statement.
On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the consolidated income statement on disposal.
Finite lived intangible assets
Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.
Licence and spectrum fees
Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful lives from the commencement of related network services.
Software
Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads.
Software integral to an item of hardware equipment is classified as property, plant and equipment.
Costs associated with maintaining software programs are recognised as an expense when they are incurred.
Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful life from the date the software is available for use.
Other intangible assets
Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the consolidated income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset.
Estimated useful lives
The estimated useful lives of finite lived intangible assets are as follows:

Licence and spectrum fees	3 - 40 years

Software	3 - 10 years

Brands	1 - 30 years

Customer bases	2 - 37 years

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 155

10. Intangible assets (continued)

	Goodwill € m	Licence and spectrum fees € m	Computer software € m	Customer bases € m	Other € m	Total € m

Cost

1 April 2023	96,904	34,306	18,474	11,905	539	162,128

Exchange movements	(1,042)	(435)	(414)	(130)	(60)	(2,081)

Additions	–	283	2,615	–	17	2,915

Disposals	–	(986)	(989)	–	(2)	(1,977)

Transfer of assets held for resale	(19,498)	(6,258)	(2,600)	(2,517)	(57)	(30,930)

Hyperinflation impacts	888	382	348	62	49	1,729

31 March 2024	77,252	27,292	17,434	9,320	486	131,784

Exchange movements	(252)	62	(63)	17	(18)	(254)

Acquisition of subsidiaries	7	–	–	4	–	11

Additions	–	236	2,414	–	5	2,655

Disposals	–	(98)	(772)	–	(1)	(871)

Hyperinflation impacts	709	301	291	49	39	1,389

Other	–	–	(45)	–	–	(45)

31 March 2025	77,716	27,793	19,259	9,390	511	134,669

Accumulated impairment losses and amortisation

1 April 2023	69,289	24,337	12,462	8,307	526	114,921

Exchange movements	(897)	(144)	(324)	(120)	(56)	(1,541)

Charge for the year 1	–	1,031	2,484	606	1	4,122

Disposals	–	(985)	(951)	–	–	(1,936)

Transfer of assets held for resale	(16,984)	(2,704)	(1,871)	(2,517)	(57)	(24,133)

Hyperinflation impacts	888	196	304	62	49	1,499

31 March 2024	52,296	21,731	12,104	6,338	463	92,932

Exchange movements	(318)	106	(58)	16	(14)	(268)

Impairments	4,515	–	–	–	–	4,515

Charge for the year 1	–	651	2,431	605	8	3,695

Disposals	–	(98)	(767)	–	(1)	(866)

Hyperinflation impacts	709	176	250	49	39	1,223

31 March 2025	57,202	22,566	13,960	7,008	495	101,231

Net book value

31 March 2024	24,956	5,561	5,330	2,982	23	38,852

31 March 2025	20,514	5,227	5,299	2,382	16	33,438
Note:

1.	Included in the charge for the year ended 31 March 2025 is € nil (2024: € 607 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

156 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

10. Intangible assets (continued)
For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software and licenses and spectrum fees are assets in the course of construction, which are not depreciated, with a cost of
€
1,035 million (2024:
€
1,200 million
) and
€
151m (2024:
€
25
million) respectively.
The net book value and expiry dates of the most significant licences are as follows:

		2025	2024

	Expiry dates	€m	€ m

Germany	2025 - 2040	2,392	2,686

UK	2033 - 2041	965	989

Vodacom	2026 - 2042	771	687
The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page 235.

11. Property, plant and equipment
The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.
Accounting policies
Land and buildings held for use are stated in the consolidated statement of financial position at their cost, less any accumulated depreciation and any accumulated impairment losses.
Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses.
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
Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows:

Land and buildings

Freehold buildings	25 - 50 years

Leasehold premises	The term of the lease

Equipment, fixtures and fittings

Network infrastructure and other	1 - 35 years
Depreciation is not provided on freehold land.
Right-of-use
assets arising from the Group’s lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group’s leases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ for details).
The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the consolidated income statement.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 157

11. Property, plant and equipment (continued)

	Land and buildings € m	Equipment, fixtures and fittings € m	Total € m

Cost

1 April 2023	1,997	74,460	76,457

Exchange movements	(31)	(1,878)	(1,909)

Additions	34	4,753	4,787

Disposals	(15)	(2,070)	(2,085)

Transfer of assets held for resale	(439)	(18,530)	(18,969)

Hyperinflation impacts	9	1,376	1,385

Other	2	90	92

31 March 2024	1,557	58,201	59,758

Exchange movements	5	(381)	(376)

Additions	27	4,447	4,474

Disposals	(13)	(904)	(917)

Hyperinflation impacts	5	1,172	1,177

Other	(16)	282	266

31 March 2025	1,565	62,817	64,382

Accumulated depreciation and impairment 1 April 2023	1,240	49,323	50,563

Exchange movements	(7)	(1,258)	(1,265)

Charge for the year 1	56	4,814	4,870

Disposals	(15)	(2,039)	(2,054)

Transfer of assets held for resale	(287)	(12,507)	(12,794)

Hyperinflation impacts	2	1,037	1,039

31 March 2024	989	39,370	40,359

Exchange movements	4	(308)	(304)

Charge for the year 1	36	3,838	3,874

Disposals	(14)	(867)	(881)

Hyperinflation impacts	2	849	851

Other	(12)	93	81

31 March 2025	1,005	42,975	43,980

Net book value 31 March 2024	568	18,831	19,399

31 March 2025	560	19,842	20,402
Note:

1.
Included in the charge for the year ended 31 March 2025 was
€
Nil (2024:
€
988 million) in respect of Vodafone Italy and Vodafone Spain, which was reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of
€
15 million (2024:
€
4 million) and
€
1,355 million (2024:
€
1,401 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of
€
1,653 million (2024:
€
1,623 million), accumulated depreciation of
€
1,133 million (2024:
€
1,040 million) and net book value of
€
520 million (2024:
€
583 million).
Right-of-use
assets arising from the Group’s lease arrangements are recorded within property, plant and equipment:

	2025 €m	2024 € m

Property, plant and equipment (owned assets)	20,402	19,399

Right-of-use assets	10,310	9,100

31 March	30,712	28,499
Additions of
€
4,656 million (2024:
€
4,173 million) and a depreciation charge of
€
3,235 million (2024:
€
4,108 million) were recorded in respect of
right-of-use
assets during the year ended 31 March 2025. Included in the depreciation charge for the year ended 31 March 2025 was
€
Nil (2024:
€
1,091 million) in respect of Vodafone Italy and Vodafone Spain, which are reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’.

158 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

12. Associates and joint arrangements
The Group holds interests in associates in Kenya, where we have significant influence, as well as in a number of joint arrangements, notably in the Netherlands, India, Australia and Oak Holdings 1 GmbH and its markets, where we share control with one or more third parties. See note 1 ‘Basis of preparation’ to the consolidated financial statements for further details.
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
Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary.
Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the consolidated financial statements on a line-by-line
basis.
Any goodwill arising on the acquisition of the Group’s interest in a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.
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
The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 ‘Discontinued operations and assets held for sale’), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax
profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
Associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement.
Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies.
At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment.
The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the same equity method of accounting used for joint ventures, described above.
Joint ventures and associates

	2025 €m	2024 € m

Investments in joint ventures	6,342	8,203

Investments in associates	550	1,829

31 March	6,892	10,032

Share of net liabilities in joint ventures	(96)	–

31 March	(96)	–

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 159

12. Associates and joint arrangements (continued)
Joint ventures
The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Group’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings 1 2025	Percentage shareholdings 1 2024

Oak Holdings 1 GmbH	Network infrastructure	Germany	50.0	60.3

VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0

OXG Glasfaser Beteiligungs GmbH	Fibre infrastructure	Germany	50.0	50.0

Vodafone Idea Limited 2	Network operator	India	24.4	31.4

TPG Telecom Limited 3	Network operator	Australia	25.1	25.1
Notes:

1.	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.

2.
At 31 March 2025 the fair value of the Group’s interest in Vodafone Idea Limited was INR 118 billion (
€
1,283 million) (2024: INR 208 billion (
€
2,313 million)) based on the quoted share price on the National Stock Exchange of India. On 30 March 2025, Vodafone Idea announced that the Government of India had agreed to convert US$4.3 billion (
€
4.0 billion) of outstanding spectrum dues to equity and the associated dues were reported within equity as at 31 March 2025. The Group’s shareholding in Vodafone Idea Limited was subsequently diluted to 16.1% in April 2025.

3.	At 31 March 2025 the fair value of the Group’s interest in TPG Telecom Limited was AUD 2,236 million ( € 1,290 million) (2024: AUD 2,101 million ( € 1,269 million)) based on the quoted share price on ASX.
Oak Holdings 1 GmbH
On 22 July 2024, the Group announced the sale of a further 10.3% stake in Oak Holdings

1
GmbH, the partnership that
co-controls
Vantage Towers, for
€
1,336 million
, leaving the Group’s retained interest at 50.0%.
Oak Holdings
1
GmbH owns 89.3% of Vantage Towers.
A net gain on disposal of
€
26 million has been recorded within Other income in the Consolidated income statement.
OXG Glasfaser Beteiligungs GmbH
In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to
€
950 million to OXG for the deployment of
fibre-to-the-home
in Germany. During the year ended 31 March 2025, the Group provided
€
36 million (2024:
€
32 million) of capital contributions to OXG. The remaining funding commitment of
€
882 million is expected to be contributed between 2025 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.
Vodafone Idea Limited
The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to
€
nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2025 is
€
1,758 million (2024:
€
4,528 million).
During the year VIL has undertaken equity fund-raisings totalling
€
2.5 billion and has undertaken a further conversion of debt due to the Government of India during April 2025, resulting in the Group’s interest in VIL reducing to 16.1%.
TPG Telecom Limited
TPG Telecom Limited is listed on the Australian Securities Exchange (‘ASX’). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group’s interest in TPG
, for which the Group provides a guarantee over its share (see note 22 ‘Capital and financial risk management’).
Dividends received from joint ventures
During the year ended 31 March 2025, the Group received dividends included in the consolidated statement of cash flows from VodafoneZiggo Group Holding B.V. of
€
63 million (2024:
€
100 million, 2023:
€
165 million), TPG Telecom Limited of
€
24 million (2024:
€
23 million, 2023:
€
24 million) and Oak Holdings 1 GmbH of
€
307 million (2024:
€
196 million, 2023:
€
nil).
Aggregated financial information
The table below provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in joint ventures 1		(Loss)/profit for the financial year 2

	2025 €m	2024 € m	2025 €m	2024 € m	2023 € m

Oak Holdings 1 GmbH	5,943	7,620	(74)	(85)	–

VodafoneZiggo Group Holding B.V.	330	516	(125)	(177)	137

TPG Telecom Limited	(96)	(2)	(97)	(74)	48

INWIT S.p.A.	–	–	–	–	30

Other	69	69	(65)	(43)	(15)

Total	6,246	8,203	(361)	(379)	200
Notes:

1.	Includes share of net liabilities in joint ventures.

2.	Total Other comprehensive (expense)/income is not materially different to (loss)/profit for the financial year.

160 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

12. Associates and joint arrangements (continued)
Summarised financial information
Summarised financial information for the G
rou
p’s material joint ventures on a 100% ownership basis is set out below.

	Oak Holdings 1 GmbH			VodafoneZiggo Group Holding B.V.

	2025 €m	2024 € m	2023 € m	2025 €m	2024 € m	2023 € m

Income statement

Revenue	1,249	1,166	–	4,082	4,128	4,063

Operating expenses	(117)	(130)	–	(2,190)	(2,195)	(2,124)

Depreciation and amortisation	(953)	(868)	–	(1,600)	(1,555)	(1,527)

Other income/(expense)	(26)	5	–	–	–	–

Operating profit	153	173	–	292	378	412

Interest income	7	5	–	–	–	–

Interest expense	(538)	(455)	–	(652)	(809)	11

(Loss)/profit before tax	(378)	(277)	–	(360)	(431)	423

Income tax credit/(expense)	212	132	–	111	77	(150)

(Loss)/profit for the financial year 1	(166)	(145)	–	(249)	(354)	273

	Vodafone Idea Limited			TPG Telecom Limited

	2025 €m	2024 € m	2023 € m	2025 €m	2024 € m	2023 € m

Income statement

Revenue	4,797	4,749	5,046	3,359	3,371	3,027

Operating expenses	(3,005)	(3,066)	(3,280)	(2,320)	(2,238)	(1,870)

Depreciation and amortisation	(2,142)	(2,178)	(2,396)	(902)	(891)	(700)

Other income	–	83	–	–	–	–

Operating (loss)/profit	(350)	(412)	(630)	137	242	457

Interest income	107	7	9	–	–	–

Interest expense	(2,539)	(2,718)	(2,567)	(391)	(368)	(172)

(Loss)/profit before tax	(2,782)	(3,123)	(3,188)	(254)	(126)	285

Income tax (expense)/credit	(2)	(95)	–	27	(8)	(25)

(Loss)/profit for the financial year 1	(2,784)	(3,218)	(3,188)	(227)	(134)	260

	INWIT S.p.A.

	2025 €m	2024 € m	2023 € m

Income statement

Revenue	–	–	853

Operating expenses	–	–	(73)

Depreciation and amortisation	–	–	(508)

Operating profit	–	–	272

Interest expense	–	–	(81)

Profit before tax	–	–	191

Income tax expense	–	–	(1)

Profit for the financial year 1	–	–	190
Note:

1.	Total Other comprehensive income/(expense) is not materially different to profit/(loss) for the financial year.
As disclosed above, the Group’s investment in VIL was reduced to
€
nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.
Financial information is presented for TPG Telecom Limited (‘TPG’) for the year to, and as at 31 December 2024 on the basis that full-year information in relation to TPG has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for TPG.
Financial information presented for INWIT S.p.A. for the years to 31 March 2023 is based on the financial results and financial position as at 31 December 2022.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 161

12. Associates and joint arrangements (continued)
Summarised financial information
Summarised financial information for the Group’s material joint ven
tures on a 100% ownership basis is set out below.

	Oak Holdings 1 GmbH		VodafoneZiggo Group Holding B.V.

	2025 €m	2024 € m	2025 €m	2024 € m

Statement of financial position

Non-current assets	24,149	24,015	15,012	15,753

Current assets	749	746	788	884

Total assets	24,898	24,761	15,800	16,637

Equity shareholders’ funds	11,887	12,630	660	1,033

Non-current liabilities	10,167	9,386	12,773	13,145

Current liabilities	2,844	2,745	2,367	2,459

Cash and cash equivalents within current assets	240	267	144	61

Non-current liabilities excluding trade and other payables and provisions	9,560	8,751	12,640	12,995

Current liabilities excluding trade and other payables and provisions	502	502	1,094	1,171

	Vodafone Idea Limited		TPG Telecom Limited

	2025 €m	2024 € m	2025 €m	2024 € m

Statement of financial position

Non-current assets	16,069	16,251	9,024	9,663

Current assets	2,817	1,654	734	900

Total assets	18,886	17,905	9,758	10,563

Equity shareholders’ (deficit)/funds	(9,479)	(13,710)	2,175	2,606

Non-current liabilities	22,636	25,855	6,523	6,789

Current liabilities	5,729	5,760	1,060	1,168

Cash and cash equivalents within current assets	1,145	60	85	192

Non-current liabilities excluding trade and other payables and provisions	22,612	25,837	6,437	6,704

Current liabilities excluding trade and other payables and provisions	2,307	2,044	105	102
The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below.

	Oak Holdings 1 GmbH		VodafoneZiggo Group Holding B.V.

	2025 €m	2024 € m	2025 €m	2024 € m	2023 € m

Equity shareholders’ funds	11,887	12,630	660	1,033

Interest in joint ventures 1	5,943	7,620	330	516

Carrying value	5,943	7,620	330	516

(Loss)/profit for the financial year	(166)	(145)	(249)	(354)	273

Share of (loss)/profit 1	(74)	(85)	(125)	(177)	137

	Vodafone Idea Limited			TPG Telecom Limited

	2025 €m	2024 € m	2023 € m	2025 €m	2024 € m	2023 € m

Equity shareholders’ (deficit)/funds	(9,479)	(13,710)		2,175	2,606

Interest in joint ventures 1	(1,524)	(4,300)		(144)	(53)

Impairment	(234)	(240)		–	–

Goodwill	–	–		48	51

Investment proportion not recognised	1,758	4,540		–	–

Carrying value	–	–		(96)	(2)

(Loss)/profit for the financial year	(2,784)	(3,218)	(3,188)	(227)	(134)	260

Share of (loss)/profit 1	(660)	(1,009)	(1,030)	(97)	(74)	48

Share of loss not recognised	660	1,009	1,030	–	–	–

Share of (loss)/profit 1	–	–	–	(97)	(74)	48

	INWIT S.p.A.

	2025 €m	2024 € m	2023 € m

Equity shareholders’ funds	–	–

Interest in joint ventures	–	–

Carrying value	–	–

Profit for the financial year	–	–	190

Share of profit	–	–	63

Share of profit not recognised as held for sale	–	–	(33)

Share of profit	–	–	30
Note:

1.
The Group’s effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V., Vodafone Idea Limited and TPG Telecom Limited are 50.0%, 50.0%, 24.4% and 25.1%, respectively, rounded to the nearest tenth of one percent.

162 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

12. Associates and joint arrangements (continued)
Associates
Unless otherwise stated, the Group’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration is also their place of operation.

	Principal activity	Country of incorporation or registration	Percentage shareholding 1 2025	Percentage shareholding 1 2024

Safaricom PLC 1	Network operator	Kenya	39.9	39.9

Indus Towers Limited	Network infrastructure	India	–	21.0
Notes:

1.	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.

2.
At 31 March 2025, the fair value of the Group’s interest in Safaricom PLC was KES 293 billion (
€
2,096 million) (2024: KES 284 billion (
€
1,996 million)) based on the closing quoted share price on the Nairobi Stock Exchange.

3.	At 31 March 2025, the fair value of the Group’s interest in Indus Towers Limited was nil (2024: INR 165 billion ( € 1,833 million)).
Aggregated financial inf
ormat
ion
The table below provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in associates		Profit/(loss) for the financial year

	2025 €m	2024 € m	2025 €m	2024 € m	2023 € m

Safaricom PLC 1	500	627	201	159	195

Indus Towers Limited	–	1,104	55	140	50

Other	50	98	(18)	(16)	(12)

Total	550	1,829	238	283	233
Note:

1.	Other comprehensive income includes loss for the financial year, together with € 103 million loss (2024: € 76 million gain) in respect of the application of IAS 29 to Safaricom’s operations in Ethiopia.
Indus Towers Limited
On 19 June 2024, the Group announced the sale of an 18.0% stake in Indus To
w
ers Limited (‘Indus’) through an accelerated book-building offering (‘placing’). The placing raised INR 153.0 billion (
€
1,684 million) in gross proceeds. Following the placing, the Group de-recognised
its remaining associate investment in Indus, which was classified as an Other Investment recorded at fair value through profit and loss.

A net gain on disposal of
€
714 million has been recorded within other income in the Consolidated income statement. In August 2024 and December 2024, the Group disposed of its remaining 3.0% stake in Indus for cash consideration of
€
329m.

Dividends received from associates
During the year ended 31 March 202
5
, the Group received dividends included in the consolidated statement of cash flows from Safaricom PLC of
€
136 million (2024:
€
122 million, 2023:
€
250 million) and from Indus Towers Limited of
€
Nil (2024:
€
nil, 2023:
€
75 million).
Summarised financial information
Summarised financial information for each of the Group’s material associates on a 100% ownership basis is set out in the following table, together with the reconciliation to the carrying amount of our interest in the associate.

	Safaricom PLC			Indus Towers Limited

	2025 €m	2024 € m	2023 € m	2025 €m	2024 € m	2023 € m

Income statement

Revenue	2,792	2,210	2,468	835	3,185	3,343

Operating expenses	(1,561)	(1,189)	(1,353)	(286)	(1,598)	(2,240)

Depreciation and amortisation	(489)	(523)	(432)	(167)	(637)	(588)

Other income	79	142	68	–	–	–

Operating profit	821	640	751	382	950	515

Interest income	17	16	13	11	126	26

Interest expense	(167)	(121)	(69)	(48)	(218)	(200)

Profit before tax	671	535	695	345	858	341

Income tax expense	(340)	(266)	(285)	(82)	(192)	(102)

Profit for the financial year and total comprehensive income	331	269	410	263	666	239

Attributable to:

- Owners of the parent	503	399	489	263	666	239

- Non-controlling interests	(172)	(130)	(79)	–	–	–

Statement of financial position

Non-current assets	3,062	3,901		–	6,082

Current assets	600	578		–	1,230

Total assets	3,662	4,479		–	7,312

Equity shareholders’ funds	1,246	1,566		–	4,086

Non-controlling interests	331	767		–	–

Non-current liabilities	975	968		–	2,098

Current liabilities	1,110	1,178		–	1,128

Cash and cash equivalents within current assets	215	163		–	7

Non-current liabilities excluding trade and other payables and provisions	791	784		–	1,716

Current liabilities excluding trade and other payables and provisions	357	349		–	583

Equity shareholders’ funds	1,246	1,566			4,086

Interest in associates 1	498	625			860

Goodwill	2	2			244

Carrying value	500	627			1,104

Profit for the financial year	503	399	489	263	666	239

Share of profit	201	159	195	55	140	50
Note:

1.	The Group’s effective ownership percentage of Sa fari com PLC is 39.9%, rounded to the nearest tenth of one percent.
2.	Financial information for 2025 relates to the period to 19th June 2024.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 163

13. Other investments
The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds.
Accounting policies
Other investments comprising debt and equity instruments are recognised and derecognised on settlement date and are initially measured at fair value, including transaction costs.
Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss.
Equity securities are classified and measured at fair value through other comprehensive income where the possibility of sale in the near term is considered low at the time of acquisition; other equity securities are recorded at fair value through the income statement. For equity securities valued at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss
following derecognition of the investment.

	2025 €m	2024 € m

Included within non-current assets

Equity securities 1	1,279	65

Bonds and debt securities 2	1,874	941

	3,153	1,006

Included within current assets

Short-term investments:

Bonds and debt securities 3	2,139	1,201

Managed investment funds 1	3,141	2,024

	5,280	3,225

Collateral assets 4	1,010	741

Other investments 5	1,134	1,126

	7,424	5,092
Notes:

1.
Items measured at a fair value,
€
306 million (2024:
€
27 million) of equity se
curi
ties have a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets and liabilities.
€
937 million (2024: nil) of equity securities have a valuation basis level 3 classification, due to some of the inputs to the valuation model being unobservable inputs. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

2.
Includes
€
913 million (2024: nil) of
non-current
investments in sovereign securities measured at amortised cost and a fair value of
€
909 million (2024: nil) with a valuation basis of level 1 classification. Also includes
€
864 million (2024:
€
830 million) of items with a fair value of
€
788 million (2024:
€
810 million) with a valuation basis of level 2 classification.

The fair value of the remaining balance approximates the carrying value measured at amortised cost.

3.	Items are measured at fair value and the valuation basis is level 1 classification.

4.	Items are measured at amortised cost and the carrying amount approximates fair value.

5.
Includes investments measured at a fair value of
€
365 million (2024:
€
459 million). The valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

Equity securities that have been classified as level 3 valuation basis include
€
937 million (2024: nil) investments in Zegona shares. Valuation approach and sensitivity to key valuation inputs have been disclosed in note 22 ‘Capital and financial risk management’. Investments in Zegona shares are measured at fair value through profit and loss, while the remaining equity securities are measured at fair value through other comprehensive income.
Non-current
bond securities have maturity dates in 2027 and 2028 and include
€
609 million (2024:
€
nil)
of
German;
€
204 million (2024:
€
nil)
of
Dutch and
€
100 million (2024:
€
nil)
of
European Union government securities.
Non-current
debt securities within
non-current
assets include
€
864 million (2024:
€
830 million) of loan notes issued by VodafoneZiggo Holding B.V.
The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group’s net debt based on their liquidity.
Short-term bonds and debt securities includes
€
624 million (2024:
€
587 million) of highly liquid French;
€
nil million (2024:
€
308 million) Dutch;
€
573 million (2024:
€
306 million) Japanese;
€
498 million (2024:
€
nil) German and
€
444 million (2024:
€
nil) Belgian government securities.
Managed investment funds of
€
3,141 million (2024:
€
2,024 million) are in funds with liquidity of up to 90 days.
Collateral assets of
€
1,010 million (2024:
€
741 million) represents collateral paid on derivative financial instruments.
Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

164 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

14. Trade and other receivables
Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 ‘Leases’ for more information on the Group’s leasing activities.
Accounting policies
Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.
The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward-looking considerations. Individual balances are written off when management deems them not to be collectible.

	2025 €m	2024 € m

Included within non-current assets

Trade receivables	6	8

Trade receivables held at fair value through other comprehensive income	289	294

Net investment in leases	372	211

Contract assets	496	450

Contract-related costs	822	676

Other receivables	82	78

Prepayments	300	239

Derivative financial instruments	4,064	4,011

	6,431	5,967

	2025 €m	2024 € m

Included within current assets

Trade receivables	3,236	2,841

Trade receivables held at fair value through other comprehensive income	421	441

Net investment in leases	88	99

Contract assets	2,473	2,413

Contract-related costs	1,253	1,169

Amounts owed by associates and joint ventures	166	130

Other receivables	928	686

Prepayments	706	600

Derivative financial instruments 1	133	215

	9,404	8,594
Note:

1.
Includes
€
nil (2024:
€
22 million) of embedded derivative option for which fair value is based on level 3 of the fair value hierarchy (see section on fair value carrying value information within note 22 ‘Capital and financial risk management’). All other items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group’s trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 ‘Capital and financial risk management’ for more information on credit risk.
The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest
bearing.
The Group’s contract-related costs comprise
€
2,000 million (2024:
€
1,814 million) relating to costs incurred to obtain customer contracts and
€
75 million (2024:
€
31 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense, excluding discontinued operations in Spain and Italy, of
€
935 million (2024:
€
853 million) was recognised in operating profit during the year.
Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 165

15. Trade and other payables
Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group’s role as an employer. Derivative financial instruments with a negative market value are reported within this note.
Accounting policies
Trade payables are not interest-bearing and are stated at their nominal value.

	2025 €m	2024 € m

Included within non-current liabilities

Other payables	245	222

Insurance liabilities	226	254

Accruals	40	41

Contract liabilities	812	343

Derivative financial instruments 1	1,824	1,468

	3,147	2,328

Included within current liabilities

Trade payables 2	6,157	5,613

Amounts owed to associates and joint ventures	332	346

Other taxes and social security payable	846	887

Other payables	1,038	846

Insurance liabilities	54	48

Accruals 3	4,138	4,037

Contract liabilities	1,416	1,565

Derivative financial instruments 1	82	56

	14,063	13,398
Notes:

1.
Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

2.
Included in Trade payables are invoices that are registered for the Group’s supply chain financing programme of
€
2,198 million (1 April 2024:
€
1,772 million); suppliers had drawn early payments of
€
1,443 million relating to these invoices at 31 March 2025.

3.	Includes € 132 million (2024: € nil) payable in relation to the irrevocable and non-discretionary share buyback programme announced in February 2025.
The carrying amounts of trade and other payables approximate their fair value.
Materially all of the
€
1,565 million recorded as current contract liabilities at 1 April 2024 was recognised as revenue during the year.
Insurance liabilities included within
non-current
liabilities include
€
226 million (2024:
€
254 million) in respect of the
re-insurance
of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.
The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.
Supplier financing arrangements
Trade payables
The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2025, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.
Supply chain financing arrangements
The Group offers eligible suppliers the opportunity to use supply chain financing (‘SCF’), allowing suppliers that decide to use it to receive payment earlier than the invoice due date. The Group does not provide any financial guarantees to the financial institutions that run the SCF programme and continues to cash settle supplier payables in accordance with their contractual terms.
The Group does not use the SCF programme to extend its payments terms with suppliers except for
€
148 million of Trade payables for which the Group has extended payment terms from 30 to 90 days (31 March 2024:
€
nil) via the use of reverse factoring.
Payment terms
The Group has a range of payment terms up to 180 days for both SCF and non-SCF
invoices. The majority of
non-SCF
and SCF invoices by value are payable under 30 and 90 days respectively.

166 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

16. Provisions
A provision is a liability recorded in the Consolidated statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters.
Accounting policies
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current
where settlement is expected more than 12 months from the reporting date.
Asset retirement obligations
In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature.
Legal and regulatory
The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.
Restructuring
The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year.
Other
Comprises various items that do not fall within the Group’s other categories of provisions.
The table below is a summary of provisions by type and between current and non-current
amounts.

	Asset retirement obligations € m	Legal and regulatory € m	Restructuring € m	Other € m	Total € m

1 April 2023	1,030	430	508	278	2,246

Exchange movements	(7)	(24)	3	(3)	(31)

Amounts capitalised in the year	146	–	–	–	146

Amounts charged to the income statement	–	162	774	206	1,142

Utilised in the year - payments	(54)	(72)	(290)	(116)	(532)

Amounts released to the income statement	(5)	(131)	(7)	(43)	(186)

Transfer to liabilities held for sale	(177)	(96)	(46)	(31)	(350)

Other	–	–	–	13	13

31 March 2024	933	269	942	304	2,448

Exchange movements	2	(12)	1	(1)	(10)

Amounts capitalised in the year	71	–	–	–	71

Amounts charged to the income statement	–	85	133	280	498

Utilised in the year - payments	(38)	(46)	(238)	(108)	(430)

Amounts released to the income statement	(9)	(21)	(7)	(44)	(81)

31 March 2025	959	275	831	431	2,496

	Asset retirement obligations € m	Legal and regulatory € m	Restructuring € m	Other € m	Total € m

Current liabilities	56	222	478	310	1,066

Non-current liabilities	903	53	353	121	1,430

31 March 2025	959	275	831	431	2,496

	Asset retirement obligations € m	Legal and regulatory € m	Restructuring € m	Other € m	Total € m

Current liabilities	59	232	361	181	833

Non-current liabilities	874	37	581	123	1,615

31 March 2024	933	269	942	304	2,448

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 167

17. Called up share capital
Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.
Accounting policies
Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2025		2024

	Number	€m	Number	€ m

Ordinary shares of 20 20 / 21 US cents each allotted, issued and fully paid: 1,2

1 April	28,818,683,808	4,797	28,818,256,058	4,797

Allotted during the year	455,190	–	427,750	–

Cancelled during the year	(2,430,853,096)	(478)	–	–

31 March	26,388,285,902	4,319	28,818,683,808	4,797
Notes:

1.	At 31 March 2025, there were 50,000 (2024: 50,000) 7% cumulative fixed rate shares of £1 each in issue.

2.
At 31 March 2025, the Group held 1,416,813,312 (2024: 1,738,561,954) treasury shares with a nominal value of
€
232 million (2024:
€
289 million). The market value of shares held was
€
1,234 million (2024:
€
1,434 million). During the year, 99,750,090 (2024: 87,129,475) treasury shares were reissued under Group share schemes and 2,208,854,544 (2024: nil) shares were repurchased following the disposal of Vodafone Spain.

18. Reconciliation of net cash flow from operating activities
The table below shows how our (loss)/profit for the year from continuing operations translates into cash flows generated from our operating activities.

	Note	2025 €m	2024 € m	2023 € m

(Loss)/profit for the financial year		(3,746)	1,505	12,335

Loss/(Profit) for the financial year from discontinued operations		22	65	247

(Loss)/profit for the financial year from continuing operations		(3,724)	1,570	12,582

Investment income	5	(864)	(581)	(232)

Financing costs	5	1,931	2,626	1,609

Income tax expense	6	2,246	50	492

Operating (loss)/profit		(411)	3,665	14,451

Adjustments for:

Share-based payments and other non-cash charges		68	98	58

Depreciation and amortisation	10, 11	10,804	10,414	10,255

Loss on disposal of property, plant and equipment and intangible assets		13	34	33

Share of result of equity accounted associates and joint ventures	12	123	96	(433)

Impairment charge/(reversal)	4	4,515	(64)	64

Other income	3	(565)	(372)	(9,402)

Decrease / (increase) in inventory		134	177	(168)

(Increase)/decrease in trade and other receivables	14	(774)	(597)	(486)

Increase/(decrease) in trade and other payables	15	710	534	1,446

Cash generated by operations		14,617	13,985	15,818

Net tax paid		(901)	(724)	(1,228)

Cashflows from discontinued operations		1,657	3,296	3,464

Net cash flow from operating activities		15,373	16,557	18,054

168 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

19. Cash and cash equivalents
The majority of the Group’s cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements.
Accounting policies
Cash and cash equivalents comprise cash and bank deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost.

	2025 €m	2024 € m

Cash and bank deposits 1	8,871	4,168

Money market funds 2	2,130	2,015

Cash and cash equivalents as presented in the consolidated statement of financial position	11,001	6,183

Bank overdrafts	(108)	(111)

Cash and cash equivalents of discontinued operations	–	42

Cash and cash equivalents as presented in the consolidated statement of cash flows	10,893	6,114
Notes:

1.	Includes bank deposits under repurchase agreements of € 6,531 million (2024: € 2,034 million).

2.	Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.
The carrying amount of balances at amortised cost approximates their fair value.
Cash and cash equivalents of
€
1,922 million (2024:
€
1,629 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay
€
800 million (2024:
€
790 million) of intercompany liabilities as at 31 March 2025.

20. Leases
The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements.
Accounting policies
As a lessee
When the Group leases an asset, a
‘right-of-use
asset’ is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use
asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.
Right-of-use
assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable
period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11 ‘Property, plant and equipment’). If right-of-use
assets are considered to be impaired, the carrying value is reduced accordingly.
Lease liabilities are initially measured at the present value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity for the relevant maturity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance
fixed payments during the term of the lease.
After initial recognition, the lease liability is recorded at amortised cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use
asset unless the
right-of-use
asset is reduced to zero in which case the remaining amount of the remeasurement is recognised in profit or loss.
Lease modifications that increase the scope of a lease by adding the right to use one or more underlying assets in return for consideration commensurate with the stand-alone price for the additional lease components are treated as separate leases. If a lease modification decreases the scope of the lease, the Group remeasures both the right-of-use
asset and the lease liability and recognises any gain or loss in profit or loss. Other lease modifications result in a remeasurement of the lease liability with an adjustment to the right-of-use
asset. Remeasured lease liabilities are discounted at the modification date using a current discount rate.
As a lessor
Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise the lease is an operating lease.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 169

20. Leases (continued)
Where the Group is an intermediate lessor, the interests in the head lease and the sublease are accounted for separately and the lease classification of a sublease is determined by reference to the right-of-use
asset arising from the head lease.
Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with any interest income recognised over the lease term.
Lease income is recognised as revenue for transactions that are part of the Group’s ordinary activities (i.e. primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group’s fibre and cable networks and leases of tower infrastructure assets). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease
components.
The Group’s leasing activities as a lessee
The Group leases buildings for its retail stores, offices and data centres, land on which to construct mobile base stations, space on mobile base stations to place active RAN equipment and network space (primarily rack space or duct space). In addition, the Group leases fibre and other fixed connectivity to provide internal connectivity for the Group’s operations and on a wholesale basis from other operators to provide fixed connectivity services to the Group’s customers.
The Group’s general approach to determining lease term by class of asset is described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’.
Most of the Group’s leases include future price increases through fixed percentage increases, indexation to inflation measures on a periodic basis or rent review clauses. Other than fixed percentage increases the lease liability does not reflect the impact of these future increases unless the measurement date has passed. The Group’s leases contain no material variable payments clauses other than those related to the number of operators sharing space on third party mobile base stations.
Optional lease periods
Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’.
After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use
asset value, will decline over time.
The Group’s cash outflow for leases in the year ended 31 March 2025 was
€
3,770 million (2024:
€
3,567 million, 2023:
€
3,067 million) and absent significant future changes in the volume of the Group’s activities or other strategic or structural changes to the Group resulting in the use of more or fewer owned assets, this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.
The Group’s leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities.
Sale and leaseback
In the year ended 31 March 2023, the Group disposed of its interest in Vantage Towers A.G. (‘Vantage Towers’) into a new joint venture, Oak Holdings 1 GmbH (‘Oak’). The Group has agreements with Vantage Towers to lease back spaces on its towers and, as a result,
€
680
million of the gain on disposal was recorded in the year ended 31 March 2023 as a reduction in the value of the right-of-use
asset.
€
121 million of the gain deferral related to Vodafone Spain which was disposed of during the year ended 31 March 2025; the remainder will be realised as a reduction in depreciation over the term of the leaseback until November 2028. Other sale and leaseback transactions entered into by the Group were not material, individually or in aggregate.
Amounts recognised in the primary financial statements in relation to lessee transactions
Right-of-use
assets
The carrying value of the Group’s
right-of-use
assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’.

170 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

20. Leases (continued)
Lease liabilities
The Group’s lease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’s lease liabilities is as follows:

	2025 €m	2024 €m

Within one year	2,765	2,603

In more than one year but less than two years	2,081	1,984

In more than two years but less than three years	1,756	1,599

In more than three years but less than four years	1,434	1,461

In more than four years but less than five years	965	1,129

In more than five years	3,868	2,366

	12,869	11,142

Effect of discounting	(2,043)	(1,470)

Lease liability - as disclosed in note 21 ‘Borrowings’	10,826	9,672
At 31 March 2025 the Group has committed to enter into future lease contracts with future undiscounted lease payments of
€
1,464 million (31 March 2024:
€
1,339 million) which includes
€
1,102 million (31 March 2024:
€
1,031 million) of commitments to Vantage Towers A.G., a subsidiary of the Group’s joint arrangement Oak Holdings 1 GmbH, for tower leases which are due to commence over the period until March 2026 and which will be payable during the eight year lease term following the commencement of respective individual leases.
Interest expense on lease liabilities for the year is disclosed in note 5 ‘Investment income and financing costs’.
The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16 ‘Leases’.
The Group’s leasing activities as a lessor
The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of handsets, routers and other communications equipment. The Group provides wholesale access to the Group’s fibre and cable networks, leases out space on the Group’s owned mobile base stations to other telecommunication companies and subleases certain retained mobile base station sites to telecommunication tower companies. In addition, the Group subleases retail stores to franchise partners in certain markets and leases out surplus assets (e.g. vacant offices and retail stores) to other companies.
Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’s lessor transactions in the year are classified as:

–
Operating leases where the Group provides wholesale access to its fibre and cable networks, provides routers or similar equipment to fixed customers or is lessor of space on owned mobile base stations; and

–
Finance leases where the Group is
sub-lessor
of handsets or similar items in
back-to-back
arrangements or where surplus assets or certain retained mobile base stations sites are sublet out for all or substantially all of the remaining head lease term.

The Group’s income as a lessor in the year is as follows:

	2025 €m	2024 € m	2023 € m

Operating leases

Lease revenue (note 2 ‘Revenue disaggregation and segmental analysis’)	423	463	673

Income from leases not recognised as revenue	36	38	37
Substantially all of the Group’s income as a lessor is operating lease income.
The committed amounts to be received from the Group’s operating leases are as follows:

	Maturity
	Within one year € m	In one to two years € m	In two to three years € m	In three to four years € m	In four to five years € m	In more than five years € m	Total €m

Committed operating lease payments due to the Group as a lessor

31 March 2025	261	98	31	18	11	14	433

31 March 2024	296	121	29	16	9	20	491

31 March 2023	275	114	30	14	7	4	444
The Group recognises a net investment in leases (receivables) as a result of providing finance leases as a lessor, which are disclosed in note 14 ‘Trade and other receivables’. The maturity profile of the Group’s net investment in leases is as follows:

	2025 €m	2024 € m

Within one year	106	106

In more than one year but less than two years	82	80

In more than two years but less than three years	59	56

In more than three years but less than four years	51	49

In more than four years but less than five years	42	35

In more than five years	238	17

	578	343

Unearned finance income	(118)	(33)

Net investment in leases - as disclosed in note 14 ‘Trade and other receivables’	460	310
The Group has no material lease income arising from variable lease payments.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 171

21. Borrowings
The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group’s lease arrangements are also reported in borrowings; see note 20 ‘Leases’. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.
Accounting policies
Interest-bearing bonds, loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 ‘Capital and financial risk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.
Borrowings

	2025 €m	Re-presented 1 2024 € m

Non-current borrowings

Bonds	34,873	40,382

Bank loans	1,009	402

Lease liabilities (note 20 ‘Leases’)	8,480	7,416

Other borrowings 2	1,734	1,059

	46,096	49,259

Current borrowings

Bonds	1,529	361

Bank loans	204	365

Lease liabilities (note 20 ‘Leases’)	2,346	2,256

Collateral liabilities	2,357	2,628

Bank borrowings secured against Indian assets	–	1,720

Other borrowings 2	611	398

	7,047	7,728

Borrowings	53,143	56,987
Note:

1.
On 1 April 2024, the Group adopted amendments to IAS 1 ‘Presentation of Financial statements’ which has impacted the classification of certain bonds between current borrowings and non-current
borrowings. As a result of the reclassification, comparatives at 31 March 2024, have been re-presented in accordance with IFRS requirements. See note 1 ‘Basis of preparation’ to the consolidated financial statements for more information.

2.
Includes
€
700 million (2024:
€
862 million) and
€
187 million (2024:
€
158 million) of licence and spectrum fees payable,
and
€
307 million (2024:
€
20 million) and
€
196 million (2024:
€
40 million) of supplier payables classified as borrowings, in non-current
and current borrowings respectively.

The fair value of the Group’s financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of
€
34,873 million (2024
re-presented
1
:

€
40,382 million) which have a fair value of
€
31,325 million (2024
 re-presented
1
:

€
36,787 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.
The Group’s current borrowings also included
€
nil (2024:
€
1,720 million) of bank borrowings that were secured against the Group’s shareholdings in Indus Towers and Vodafone Idea (see note 12 ‘Associates and joint arrangements’ for further details of these assets) that were repaid following the realisation of proceeds from those assets. This arrangement contained an embedded derivative option which was separately fair valued and was presented within derivative assets in current assets (see note 14 ‘Trade and other receivables’).
The Group’s borrowings, which
mainly

include certain bonds that have been designated in hedge relationships, are carried at
€
899 million (2024:
€
1,229 million) higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by
€
1,132 million (2024:
€
1,559 million).
Commercial paper programmes
The Group currently have US and euro commercial paper programmes of US$15 billion (
€
13.9 billion) and
€
10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2025 both programmes remained undrawn. The commercial paper facilities were supported by US$4.0 billion (
€
3.7 billion) and
€
4.1 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.
Bonds
We have two
€
30 billion euro medium-term note programmes and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2025 the total nominal amounts in issue under these programmes split by currency were US$18.4 billion,
€
13.0 billion, £4.0 billion,
CHF0.2 billion, HKD$1.8 billion,
AUS$0.3 billion, JPY10.0 billion
, and NOK0.2 billion
.
At 31 March 2025 the Group had bonds outstanding with a nominal value equivalent to
€
35.5 billion. During the year ended 31 March 2025, bonds with a nominal value of
€
0.6 billion and US$3.0 billion (
€
2.8 billion) were issued utilising the euro medium-term note and
US shelf
programmes. During the year bonds with nominal value
of
US$3.3 billion (
€
3.1 billion),
€
2.6 billion, NOK2.0 billion (
€
0.2 billion), AUS$0.2 billion (
€
0.1 billion), £0.1 billion (
€
0.1 billion), CHF0.1 billion (
€
0.1 billion) and HKD$0.3 billion (
€
0.04 billion) were
re-purchased
and bonds with a carrying value
of
US$1.0 billion (
€
0.9 billion) and CHF0.4 billion (
€
0.4 billion) matured. Bonds mature between 2025 and 2086 (2024: 2024 and 2063) and have interest rates between 0.5% and 8% (2024: 0.375% and 8%).
Treasury shares
The Group held a maximum of 2,305,697,477 (2024: 1,825,624,610) of its own shares during the year which represented 8.2% (2024: 6.3%) of issued share capital at that time.

172 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

22. Capital and financial risk management
This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.
Accounting policies
Financial instruments
Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.
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
Derivative financial instruments and hedge accounting
The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Group does not use derivative financial instruments for speculative purposes.
The Group designates certain derivatives as:

–	hedges of the change in fair value of recognised assets and liabilities (‘fair value hedges’);

–	hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or

–	hedges of net investments in foreign operations.
Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured
to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement.
For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial
asset or a
non-financial
liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial
asset or
non-financial
liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.
For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of.
Capital management
The following table summarises the capital of the Group at 31 March:

	2025 €m	2024 € m

Borrowings (note 21)	53,143	56,987

Cash and cash equivalents (note 19)	(11,001)	(6,183)

Derivative financial instruments included in trade and other receivables (note 14)	(4,197)	(4,226)

Derivative financial instruments included in trade and other payables (note 15)	1,906	1,524

Non-current investments in sovereign securities (note 13)	(913)	–

Short-term investments (note 13)	(5,280)	(3,225)

Collateral assets (note 13)	(1,010)	(741)

Financial liabilities under put option arrangements	97	–

Equity	53,916	60,998

Capital	86,661	105,134
The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries.
Dividends from joint ventures and associates and to
non-controlling
shareholders
Dividend policies within shareholder agreements for certain of the Group’s associates and joint ventures give the Group certain rights to receive dividends but are generally paid at the discretion of the Board of Directors or shareholders. We do not have existing obligations to pay dividends to non-controlling
interest partners of our subsidiaries. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 173

22. Capital and financial risk management (continued)
Sale of trade receivables
During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2025 was
€
1,765 million (2024:
€
1,929 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.
Supply chain financing arrangements
The Group offers eligible suppliers the opportunity to use supply chain financing, allowing suppliers that decide to use it to receive payment earlier than the invoice due date (see note 15 ‘Trade and other payables’). The Group does not provide any financial guarantees to the financial institutions that run the supply chain financing programme and continues to cash settle supplier payables in accordance with their contractual terms.
Financial risk management
The Group’s treasury function centrally manages the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in March 2023. Treasury risk management is overseen by a committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations. The committee receives management information relating to treasury activities on a quarterly basis. The Group’s Internal Auditor reviews the internal control environment regularly.
No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately
€
30 billion (2024:
€
32 billion) of issued bonds have a change of control clause. The Group uses derivative instruments for currency and interest rate risk management purposes that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.
The Group’s financial risk management policies seek to reduce the Group’s exposure to any future disruption to financial markets, including any future impacts from global economic and political uncertainty and other macro economic events.
The Group has combined cash and cash equivalent and investments included in net debt of
€
17.2 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of
€
7.8 billion euro equivalent. As at 31 March 2025 and after hedging, substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group’s credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2025 €m	2024 € m

Cash and bank deposits (note 19)	8,871	4,168

Money market funds (note 19)	2,130	2,015

Managed investment funds (note 13)	3,141	2,024

Bonds and debt securities (note 13)	4,013	2,142

Collateral assets (note 13)	1,010	741

Other investments (note 13)	1,134	1,126

Derivative financial instruments (note 14)	4,197	4,226

Trade receivables (note 14) 1	5,717	5,513

Contract assets and other receivables (note 14)	4,605	4,067

Financial Guarantees 2	1,518	2,038

	36,336	28,060
Notes:

1.	Includes amounts guaranteed under sales of trade receivables € 1,765 million (2024: € 1,929 million).

2.
Principally comprises Vodafone Group Plc’s guarantee of the Group’s share in a multicurrency loan facility, amounting to US$1 billion and
€
0.6 billion (2024: US$1.0 billion and
€
0.6 billion), which forms part of its overall joint venture investment in TPG Telecom Ltd. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 ‘Associates and joint arrangements’). Financial guarantees also includes
€
nil (2024: INR 42.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers (see note 29 ‘Contingent liabilities and legal proceedings’).

174 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

22. Capital and financial risk management (continued)
Financing activities
The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.
Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment’s long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA.
In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty. Furthermore, collateral support agreements reduce the Group’s exposure to counterparties who must post cash or non-cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. Non-cash collateral is not recognised on balance sheet but it would become payable to the Group in the event of a counterparty default on the related derivative financial assets.
In the event of any default, ownership of the collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March.

	2025	2024

	€m	€ m

Collateral liabilities (note 21)	2,357	2,628
In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’
.
Operating activities
Customer credit risk is managed by the Group’s business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group’s customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates.
For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased.
Movements in the allowance for expected credit losses during the year were as follows:

	Contract assets		Trade receivables held at amortised cost		Trade receivables held at fair value through other comprehensive income

	2025	2024	2025	2024	2025	2024

	€m	€ m	€m	€ m	€m	€ m

1 April	20	78	765	1,149	78	71

Exchange movements	1	(1)	(7)	(41)	–	1

Amounts charged to credit losses on financial assets	85	96	360	419	31	82

Transfer of assets held for sale	–	(31)	–	(324)	–	(16)

Other 1	(60)	(122)	(253)	(438)	(32)	(60)

31 March	46	20	865	765	77	78
Note:

1.	Primarily utilisation of the provision by way of write-off.
Expected credit losses are presented as net credit losses on financial assets within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item.
The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The table below presents information on trade receivables past due¹ and their associated expected credit losses:

31 March 2025		Trade receivables at amortised cost past due
		30 days	31–60	61–180	180
	Due	or less	days	days	days+	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Gross carrying amount	2,553	400	134	284	736	4,107

Expected credit loss allowance	(67)	(59)	(27)	(129)	(583)	(865)

Net carrying amount	2,486	341	107	155	153	3,242

31 March 2024		Trade receivables at amortised cost past due
		30 days	31–60	61–180	180
	Due	or less	days	days	days+	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Gross carrying amount	2,199	347	122	308	638	3,614

Expected credit loss allowance	(52)	(56)	(26)	(111)	(520)	(765)

Net carrying amount	2,147	291	96	197	118	2,849
Note:

1.
Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 175

22. Capital and financial risk management (continued)
Liquidity risk
Liquidity is reviewed daily on at least a
12-month
rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2025 amounted to cash
€
11.0 billion (2024:
€
6.2 billion) and undrawn committed facilities of
€
8.0 billion (2024:
€
8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (
€
3.7 billion) and
€
4.1 billion and which mature in 2028 and 2030 respectively. The Group manages liquidity risk on non-current
borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk.
Non-current
borrowings mature between 1 and 61 years.
The maturity profile
of the anticipated future cash flows including interest in relation to the Group’s non-derivative
financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

Maturity profile 1						Trade
						payables and
			Lease		Total	other financial
	Bank loans	Bonds	liabilities	Other 2	Borrowings	liabilities 3	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Within one year	223	3,626	2,765	2,969	9,583	11,719	21,302

One to two years	171	4,426	2,081	253	6,931	138	7,069

Two to three years	79	2,034	1,756	673	4,542	–	4,542

Three to four years	176	2,628	1,434	469	4,707	–	4,707

Four to five years	69	4,893	965	422	6,349	–	6,349

More than five years	769	41,898	3,868	90	46,625	–	46,625

	1,487	59,505	12,869	4,876	78,737	11,857	90,594

Effect of discount /

financing rates	(274)	(23,103)	(2,043)	(174)	(25,594)	(8)	(25,602)

31 March 2025	1,213	36,402	10,826	4,702	53,143	11,849	64,992

Within one year	365	2,871	2,603	4,747	10,586	10,891	21,477

One to two years	140	5,860	1,984	247	8,231	128	8,359

Two to three years	27	5,608	1,599	245	7,479	–	7,479

Three to four years	91	2,310	1,461	226	4,088	–	4,088

Four to five years	161	3,437	1,129	422	5,149	–	5,149

More than five years	72	40,826	2,366	277	43,541	–	43,541

	856	60,912	11,142	6,164	79,074	11,019	90,093

Effect of discount /

financing rates	(89)	(20,169)	(1,470)	(359)	(22,087)	(7)	(22,094)

31 March 2024	767	40,743	9,672	5,805	56,987	11,012	67,999
Notes:

1.
Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause. Where there is a choice of contractual cash flow dates, principally on ‘hybrid bonds’, the expected settlement date is used.

2.
Includes spectrum licence payables with maturity profile
€
187 million (2024:
€
153 million) within one year,
€
187 million (2024:
€
187 million) in one to two years,
€
187 million (2024:
€
187 million) in two to three years,
€
187 million (2024:
€
187 million) in three to four years,
€
187 million (2024:
€
187 million) in four to five years and
€
89 million (2024:
€
276 million) in more than five years. Also includes
€
2,357 million (2024:
€
2,628 million) in relation to cash received under collateral support agreements shown within 1 year.

3.	Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.
The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows:

	2025			2024
	Payable 1	Receivable 1	Total	Payable 1	Receivable 1	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Within one year	(8,207)	8,792	585	(7,181)	7,886	705

In one to two years	(5,780)	6,180	400	(4,984)	5,466	482

In two to three years	(2,363)	2,807	444	(5,496)	5,910	414

In three to four years	(5,782)	6,326	544	(2,457)	2,909	452

In four to five years	(4,174)	4,666	492	(3,451)	4,020	569

In more than five years	(47,357)	53,987	6,630	(40,415)	46,561	6,146

	(73,663)	82,758	9,095	(63,984)	72,752	8,768

Effect of discount/financing rates			(6,804)			(6,066)

Financial derivative net receivable			2,291			2,702
Note:

1.	Payables and receivables are stated separately in the table above where cash settlement is on a gross basis.
Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis.
At 31 March 2025 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy.
For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2025 there would be a decrease in profit before tax by
€
26 million (2024:
€
13 million increase) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. There would be no material impact on equity.
At 31 March 2025, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs).

176 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

22. Capital and financial risk management (continued)
Foreign exchange management
As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level.
At 31 March 2025 9% of net debt was denominated in currencies other than euro (4% South African rand and 5% other). This allows South African rand to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure.
Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of
€
5 million per currency per month or
€
15 million per currency over a
six-month
period.
The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2025 the Group held financial liabilities in a net investment hedge against the Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 9% (2024: 10%) would result in a decrease in equity of
€
106 million (2024:
€
154 million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of
€
34 million (2024:
€
73million) against a strengthening of US dollar by 1% (2024: 3%).
The Group income statement is exposed to foreign exchange risk from both the generation of profits and losses in currencies other than euro and from the translation of balance sheet items not held in functional currency.
The following table details the Group’s sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2025	2024

	€m	€ m

Increase/ (decrease) in Profit before taxation

EGP 41% change (2024: 43%)	224	191

TRY 38% change (2024: 54%)	118	104

ZAR 9% change (2024: 10%)	114	60

GBP 3% change (2024: 2%)	(27)	(50)
Equity risk
There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 ‘Other investments’.
Risk management strategy of hedge relationships
The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies.
The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, Pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures.
The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business.
Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore, the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness. Hedge ineffectiveness may occur due to:

a)	The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil;

b)	Changes in the contractual terms or timing of the payments on the hedged item; and

c)	A change in the credit risk of the Group or the counterparty with the hedging instrument.
The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1.
The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 177

22. Capital and financial risk management (continued)
The table below shows the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

				Other comprehensive income				Weighted average
At 31 March 2025	Nominal amounts € m	Carrying value assets € m	Carrying value liabilities € m	Opening balance 1 April 2024 € m	(Gain)/loss deferred to OCI € m	Gain/(Loss) recycled to financing costs € m	Closing balance 31 March 2025 € m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk 2
Cross-currency and foreign exchange swaps:
- US dollar bonds	16,097	2,245	138	(810)	(307)	56	(1,061)	2044	1.15	3.51
- Australian dollar bonds	163	–	11	(13)	14	(2)	(1)	2027	1.56	1.58
- Swiss franc bonds	204	37	–	(10)	(23)	24	(9)	2030	1.08	1.53
- Pound sterling bonds	4,642	58	444	333	86	70	489	2043	0.86	3.84
- Hong Kong dollar bonds	216	20	–	–	(4)	3	(1)	2028	9.14	1.62
- Japanese yen bonds	78	–	14	(6)	2	1	(3)	2037	128.53	2.47
- Norwegian krona bonds	25	–	4	(5)	3	2	–	2025	9.25	0.37
- Foreign exchange forwards 3	–	–	–	(42)	(1)	43	–	–	–	–
Cash flow hedges - foreign currency and interest rate risk 2
Cross currency swaps - US dollar bonds	–	–	–	–	–	–	–	–	–	–
Net investment hedge - foreign exchange risk 4
Cross currency and foreign exchange swaps - South African rand investment	1,203	124	–	898	96	–	994	2026	17.62	2.76
	22,628	2,484	611	345	(134)	197	408

				Other comprehensive income				Weighted average
At 31 March 2024	Nominal amounts € m	Carrying value assets € m	Carrying value liabilities € m	Opening balance 1 April 2023 € m	(Gain)/loss deferred to OCI € m	Gain/(Loss) recycled to financing costs € m	Closing balance 31 March 2024 € m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk 2
Cross-currency and foreign exchange swaps:
- US dollar bonds	16,756	2,689	188	(2,709)	1,775	124	(810)	2039	1.18	3.29
- Australian dollar bonds	288	–	2	(21)	14	(6)	(13)	2027	1.56	1.57
- Swiss franc bonds	624	80	–	(3)	(22)	15	(10)	2026	1.08	1.57
- Pound sterling bonds	4,771	45	362	(37)	244	126	333	2043	0.86	4.05
- Hong Kong dollar bonds	233	20	–	(5)	2	3	–	2028	9.08	1.92
- Japanese yen bonds	78	–	11	(12)	15	(9)	(6)	2037	128.53	2.47
- Norwegian krona bonds	241	–	47	(12)	13	(6)	(5)	2026	9.15	1.12
- Foreign exchange forwards 3	287	–	42	(34)	(15)	7	(42)	2024	29.88	–
Cash flow hedges - foreign currency and interest rate risk 2
Cross currency swaps - US dollar bonds	–	–	–	(11)	11	–	–	–	–	–
Net investment hedge - foreign exchange risk 4
Cross currency and foreign exchange swaps - South African rand investment	1,505	176	–	952	(54)	–	898	2026	17.81	2.19
	24,783	3,010	652	(1,892)	1,983	254	345
Notes:

1.
Fair value movement deferred into other comprehensive income includes
€
200 million
g
ain
 (2024:
€
251 million loss) and
€
1 million
gain
(2024:
€
10 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.

2.
For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was
€
28 million (2024:
€
67 million).

3.
Includes euro and US dollar forward contracts against Turkish lira to hedge foreign currency forecast expenditures in local markets. Notional amounts of
€
nil (2024:
€
166 million) and $nil (2024: $130 million or
€
121 million equivalent) with weighted average exchange rates of nil (2024: 29.68) and nil (2024: 30.15) respectively to Turkish lira.

4.	Hedge ineffectiveness of swaps designated in a net investment hedge during the period was € nil (2024: € nil).
The carrying value of bonds includes an additional
€
457 million loss (2024:
€
710 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships.

178 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

22. Capital and financial risk management (continued)
Changes in assets and liabilities arising from financing activities
The tables below present the changes in assets and liabilities arising from financing activities at 31 March 2025 and 31 March 2024.

	Borrowings € m	Derivative assets and liabilities € m	Financial liabilities under put options € m	Other liabilities 3 € m	Assets and liabilities from financing activities € m

1 April 2024	56,987	(2,702)	–	105	54,390

Cash movements

Proceeds from issuance of long-term borrowings	4,680	–	–	–	4,680

Repayment of borrowings 1	(12,963)	–	–	–	(12,963)

Net movement in short-term borrowings	78	–	–	–	78

Net movement in derivatives	–	404	–	–	404

Interest paid 1	(2,975)	348	4	(82)	(2,705)

Purchase of treasury shares	–	–	–	(1,868)	(1,868)

Non-cash movements

Fair value movements	–	(45)	–	–	(45)

Foreign exchange	121	61	–	(4)	178

Interest costs 2	2,196	(356)	–	43	1,883

Lease additions	4,361	–	–	–	4,361

Other	658	(1)	93	2,000	2,750

31 March 2025	53,143	(2,291)	97	194	51,143

	Borrowings € m	Derivative assets and liabilities € m	Financial liabilities under put options € m	Other liabilities € m	Assets and liabilities from financing activities € m

1 April 2023	66,390	(4,702)	485	103	62,276

Cash movements

Proceeds from issuance of long-term borrowings	1,533	–	–	–	1,533

Repayment of borrowings 1	(10,106)	–	–	–	(10,106)

Net movement in short-term borrowings	(1,636)	–	–	–	(1,636)

Net movement in derivatives	–	144	–	–	144

Interest paid 1	(2,531)	272	(17)	(54)	(2,330)

Other	–	–	(493)	–	(493)

Non-cash movements

Fair value movements	–	2,233	–	–	2,233

Foreign exchange	61	(231)	–	1	(169)

Interest costs 2	2,766	(395)	13	56	2,440

Lease additions	3,915	–	–	–	3,915

Transfer of assets and liabilities held for sale	(3,455)	(23)	–	(1)	(3,479)

Other	50	–	12	–	62

31 March 2024	56,987	(2,702)	–	105	54,390
Notes:

1.
Includes
€
nil (2024:
€
1,136 million) in Repayment of borrowings and
€
nil (2024:
€
103 million) in Interest paid that are presented within Cash outflows from discontinued operations in the Consolidated statement of cash flows.

2.	Includes € nil (2024: € 111 million) of Interest costs presented within Discontinued operations in the Consolidated income statement.

3.	Movement in Other liabilities primarily relate to share buyback programmes.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 179

22. Capital and financial risk management (continued)
Fair value and carrying value information
The carrying value and valuation basis of the Group’s financial assets are set out in notes 13 ‘Other investments’, 14 ‘Trade and other receivables’ and 19 ‘Cash and cash equivalents’. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 ‘Other investments’.
The carrying value and valuation basis of the Group’s financial liabilities are set out in notes 15 ‘Trade and other payables’ and 21 ‘Borrowings’. The carrying values approximate fair value for the Group’s trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 ‘Borrowings’.
Level 3 financial instruments
The Group’s borrowings include
€
nil (2024:
€
1,720 million)
of bank borrowings that were secured against the Group’s shareholdings in Indus Towers and Vodafone Idea (see note 12 ‘Associates and joint arrangements’ for further details of these assets) that were repaid during the year through the sale of the shareholding in Indus Towers. This arrangement contained an embedded derivative option which was separately fair valued. The 31 March 2024 valuation of the embedded derivative asset of
€
22 million was presented within derivative assets in current assets (see note 14 ‘Trade and other receivables’).
A Black Scholes model for European put options was used as a valuation model and primarily used market inputs (quoted share prices and volatilities for Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation included an unobservable adjustment to reflect the potential timeframe to settle the loan and was modelled using a range of potential durations up to 30 September 2025. As a result of this unobservable adjustment, the option was classified as a level 3 instrument under the fair value hierarchy.
Following the completion of the sale of Vodafone Spain on 31 May 2024 (See note 7 ‘Discontinued operations and assets held for sale’), the Group received the non-cash
consideration component in the form of
€
900 million Redeemable Preference Shares (‘RPS’) issued by EJLSHM Funding Ltd (‘EJLSHM’). The RPS will be redeemed 6 years after completion, or earlier if there is a material liquidity event or exit from Zegona that releases funds to its shareholders. The RPS have a nominal value, including accrued interest, of
€
937 million on 31 March 2025.
EJLSHM subscribed for new ordinary shares in Zegona, equivalent to the value of the RPS, the future proceeds from which will be used to repay the RPS. Per the contractual arrangement, these ordinary shares do not carry voting rights, and their value is capped at the nominal value, including accrued interest, of the RPS. EJSHM is a consolidated special purpose entity for the Group, resulting in the elimination of the RPS and the recognition of an investment in the Zegona shares for the Group. The Zegona shares are recorded at fair value through profit and loss and have a fair value of
€
937 million on 31 March 2025.
The valuation approach for the Zegona shares reflects the contractual terms of the RPS arrangement and utilises a bespoke option model which draws on observable Level 2 market data inputs, including bond yields, share prices, and foreign exchange rates. The model also includes certain key inputs that requires judgement. These include the timing of
when EJLSHM will sell its shares in Zegona to settle its RPS liability to the Group, Zegona’s share price volatility and the share’s expected dividend yield.
The only judgement that has a material impact on the valuation is the Zegona share price volatility. An increase/(decrease) of the share price volatility by 10% would have
€
nil
im
pact
due to fair value being capped at the nominal value of the RPS, including accrued interest at 31 March 2025.
Net financial instruments
The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

At 31 March 2025				Related amounts not set off in the balance sheet
	Gross amount € m	Amount set off € m	Amounts presented in balance sheet € m	Right of set off with derivative counterparties € m	Collateral (liabilities)/ assets 1 € m	Net amount € m

Derivative financial assets	4,197	–	4,197	(1,146)	(2,357)	694

Derivative financial liabilities	(1,906)	–	(1,906)	1,146	1,010	250

Total	2,291	–	2,291	–	(1,347)	944

At 31 March 2024				Related amounts not set off in the balance sheet
	Gross amount € m	Amount set off € m	Amounts presented in balance sheet € m	Right of set off with derivative counterparties € m	Collateral (liabilities)/ assets 1 € m	Net amount € m

Derivative financial assets	4,226	–	4,226	(899)	(2,628)	699

Derivative financial liabilities	(1,524)	–	(1,524)	899	741	116

Total	2,702	–	2,702	–	(1,887)	815
Note:

1.
Excludes
non-cash
collateral of
€
613 million (2024:
€
370 million) which is not recognised on balance sheet, but which would become payable to the Group in the event of a counterparty default on the related derivative financial assets.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in notes 13 ‘Other investments’ or 21 ‘Borrowings’ respectively.

180 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

23. Directors and key management compensation
This note details the total amounts earned by the Company’s Directors and members of the Executive Committee.
Directors
Aggregate emoluments of the Directors of the Company were as follows:

	2025 €m	2024 € m	2023 € m

Short-term remuneration	8	8	6

Long-term incentive schemes 1	1	1	3

	9	9	9
Note:

1.	Relates to share-based payments.
No Directors serving during the year exercised share options in the year ended 31 March 2025 (2024: None; 2023: None).
Key management compensation
Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2025 €m	2024 € m	2023 € m

Short-term employee benefits	24	27	25

Share-based payments	9	7	12

	33	34	37

24. Employees
This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2025 Employees	2024 Employees	2023 Employees

By activity

Operations	15,440	15,707	15,808

Selling and distribution	21,830	22,928	24,676

Customer care and administration	55,564	57,647	57,619

	92,834	96,282	98,103

By segment

Germany	14,341	15,115	15,242

UK	9,332	9,640	9,312

Other Europe	11,744	11,441	14,189

Africa	14,036	13,578	13,633

Türkiye 1	3,164	3,126	3,688

Vantage Towers	–	–	753

Common Functions	36,163	34,273	31,561

	88,780	87,173	88,378

Discontinued operations	4,054	9,109	9,725

Total	92,834	96,282	98,103
The cost incurred in respect of these employees (including Directors) was:

	2025 €m	2024 € m	2023 € m

Wages and salaries	4,369	4,674	4,384

Social security costs	512	497	468

Other pension costs (note 25 ‘Post employment benefits’)	245	217	212

Share-based payments (note 26 ‘Shared-based payments’)	110	110	128

	5,236	5,498	5,192

Discontinued operations	286	748	650

Total	5,522	6,246	5,842
Note:

1.
In the year ended 31 March 2023, the segment was named Other Markets and also included the results of Vodafone Ghana which, as previously reported, was sold in February 2023. Other Markets was re-named
to Türkiye because this segment comprised only Vodafone Türkiye in the years ended 31 March 2024 and 31 March 2025.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 181

25. Post employment benefits
The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group’s largest defined benefit plan is in the UK. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’.
Accounting policies
For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value.
Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income.
Other movements in the net surplus or deficit are recognised in the consolidated income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the consolidated income statement. The amount charged to the consolidated income statement in respect of these plans is included within operating costs, profit or loss or in the Group’s share of the results of equity accounted operations, as appropriate.
The Group’s contributions to defined contribution pension plans are charged to the consolidated income statement as they fall due.
Background
At 31 March 2025 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement.
The Group operates defined benefit plans in Germany, India, Ireland, Italy
1
, the UK, the United States and defined benefit indemnity plans in Greece and Türkiye. Defined contribution plans are currently provided in Albania, Egypt, Germany, Greece, India, Ireland, Italy
1
, Portugal, South Africa and the UK.
Note:

1.
Vodafone Italia S.p.A’s (‘Vodafone Italy’s’) defined contribution and defined benefit schemes have been transferred to Swisscom AG (see note 27 ‘Acquisitions and disposals’). However, some small Group Italian schemes remain.

Income statement expense/(income)

	2025 €m	2024 € m	2023 € m

Defined contribution plans	194	183	175

Defined benefit plans	51	34	37

Total amount charged to staff costs (note 24 ‘Employees’)	245	217	212

Defined benefit net interest (income) in financing costs	(4)	–	–

Total amount charged to income statement	241	217	212
Defined benefit plans
The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution arrangements and/or State provision for future service.
The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and a funded plan in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.
The main defined benefit plans are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Group. The trustee boards of the pension plans are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding regimes.
The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs (‘HMRC’) and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension plans are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section.
The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net surplus of £248 million (
€
296 million) on the funding basis, comprising of a £97 million (
€
116 million) surplus for the Vodafone Section and a £151 million (
€
180 million) surplus for the CWW Section. No further contributions are due in respect of the Vodafone UK plan at this time. The next actuarial valuation has an effective date of 31 March 2025 but will only become available during the next financial year.
These plan-specific actuarial valuations differ to the IAS 19 ‘Employee Benefits’ accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position.

182 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

25. Post employment benefits (continued)
Funding plans are individually agreed for each of the Group’s other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of
€
20 million will be paid into the Group’s defined benefit plans during the year ending 31 March
202
6
. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.
The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan’s investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low-risk
assets. The
low-risk
assets include cash and gilts, inflation and interest rate hedging and in-substance
insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.
The key risks in relation to the Vodafone UK plan are set out below, alongside a summary of the steps taken to mitigate each risk

Risk description	Mitigation

Investment strategy risk

Underperformance of the investment strategy relative to the changes in the Vodafone UK Plan’s liabilities, which are sensitive to interest rates and inflation, potentially leading to shortfalls in meeting pension obligations.
The plan adopts a liability driven investment framework, by investing in assets that aim to match the characteristics of the Vodafone UK Plan’s liabilities. This can help to hedge the risk of future changes in interest rate and inflation and also reduce balance sheet volatility.

Longevity risk Pensions paid by the Vodafone UK Plan are guaranteed for life, and, therefore, if members are expected to live longer, the liabilities increase.	The Vodafone UK Plan’s funding targets include a margin for prudence to reflect uncertainty in future life expectancy. Both sections of the Vodafone UK Plan have pensioner annuity policies which help reduce exposure to changes in longevity. Longevity risk is also monitored by the trustees on a regular basis through its risk management framework.

Regulatory risk Changes in pension regulations and accounting standards can impact the Group’s pension obligations and reporting requirements.	There is open communication with the trustees and advisors of the Vodafone UK Plan to understand the impact of any changes in regulation and to proactively address potential resulting risks.
Actuarial assumptions
The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2025%	2024%	2023%

Weighted average actuarial assumptions used at 31 March 1

Rate of inflation 2	2.8	2.9	3.0

Rate of increase in salaries 3	3.1	3.0	3.0

Discount rate	5.1	4.5	4.5
Notes:

1.	Figures shown represent a weighted average assumption of the individual plans.

2.	The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.

3.	Relates only to schemes open to future accrual primarily in Germany, Ireland and India.
Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest plan is the Vodafone UK plan. Life expectancies assumed for the UK plans are 22.5/24.3 years (2024: 22.6/24.3 years) for a male/female pensioner currently aged 65 years and 23.5/25.4 years (2024: 23.6/25.4 years) from age 65 for a male/female non-pensioner
member currently aged 40.
Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are shown in the table below.

	2025 €m	2024 € m	2023 € m

Current service cost	36	42	44

Net past service cost	15	–	–

Net interest (income) included within staff costs	–	(8)	(7)

Total net cost included within staff costs	51	34	37

Net interest (income) included in financing costs	(4)	–	–

Total net cost included within profit and loss	47	34	37

Actuarial losses recognised in the SOCI	12	77	213

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 183

25. Post employment benefits (continued)
Duration of the benefit obligations
The weighted average duration of the defined benefit obligation at 31 March 2025 is 13 years (2024: 15 years).
Fair value of the assets and present value of the liabilities of the plans
The amount included in the consolidated statement of financial position arising from the Group’s obligations in respect of its defined benefit plans is as follows:

	Assets € m	Liabilities € m	Net surplus € m

1 April 2023	5,047	(4,976)	71

Service cost	–	(42)	(42)

Interest income/(cost)	223	(215)	8

Return on plan assets excluding interest income	(102)	–	(102)

Actuarial gains arising from changes in demographic assumptions	–	72	72

Actuarial gains arising from changes in financial assumptions	–	30	30

Actuarial losses arising from experience adjustments	–	(77)	(77)

Employer cash contributions	41	–	41

Member cash contributions	15	(15)	–

Benefits paid	(173)	173	–

Exchange rate movements	104	(73)	31

Liabilities held for sale	–	51	51

Other movements	(7)	–	(7)

31 March 2024	5,148	(5,072)	76

Service cost	–	(51)	(51)

Interest income/(cost)	229	(225)	4

Return on plan assets excluding interest income	(467)	–	(467)

Actuarial gains arising from changes in demographic assumptions	–	6	6

Actuarial gains arising from changes in financial assumptions	–	465	465

Actuarial losses arising from experience adjustments	–	(16)	(16)

Employer cash contributions	41	–	41

Member cash contributions	19	(19)	–

Benefits paid	(192)	192	–

Exchange rate movements	84	(79)	5

Other movements	(8)	–	(8)

31 March 2025	4,854	(4,799)	55
The table below provides an analysis of the net surplus for the Group as a whole.

	2025 €m	2024 € m

Analysis of net surplus:

Total fair value of plan assets	4,854	5,148

Present value of funded plan liabilities	(4,722)	(5,017)

Net surplus for funded plans	132	131

Present value of unfunded plan liabilities	(77)	(55)

Net surplus	55	76

Net surplus is analysed as:

Assets 1	242	257

Liabilities	(187)	(181)
Note:

1.
All net surpluses are reported as non-current assets in the consolidated statement of financial position. Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions.

An analysis of net surplus is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below.

	CWW Section		Vodafone Section

	2025 €m	2024 € m	2025 €m	2024 € m

Analysis of net surplus:

Total fair value of plan assets	1,640	1,781	1,805	1,983

Present value of plan liabilities	(1,550)	(1,676)	(1,750)	(1,924)

Net surplus 1	90	105	55	59
Note:

1.	All net surpluses are reported as non-current assets in the consolidated statement of financial position.

184 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

25. Post employment benefits (continued)
Fair value of plan assets

	2025 €m	2024 € m

Cash and cash equivalents	61	52

Equity investments:

With quoted prices in an active market	471	261

Without quoted prices in an active market	37	293

Debt instruments:

With quoted prices in an active market	1,151	928

Without quoted prices in an active market	683	944

Property:

With quoted prices in an active market	17	16

Without quoted prices in an active market	313	374

Derivatives 1 :

Without quoted prices in an active market	927	1,040

Investment funds	572	580

Annuity policies

Without quoted prices in an active market	622	660

Total	4,854	5,148
Note:

1.	Derivatives include collateral held in the form of cash. Assets are valued using ‘level 2’ inputs under IFRS 13 ‘Fair Value Measurement’ principles and classified as unquoted accordingly.
The fair value of plan assets, which have been measured in accordance with IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of
€
572 million
at 31 March 2025 (2024:
€
580 million) include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.
The actual return on plan assets over the year to 31 March 2025 was a loss of
€
238 million
(2024:
€
121 million gain).
Sensitivity analysis
Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2025.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy

	Decrease by 0.5% € m	Increase by 0.5% € m	Decrease by 0.5% € m	Increase by 0.5% € m	Decrease by 0.5% € m	Increase by 0.5% € m	Decrease by 1 year € m	Increase by 1 year € m

(Decrease)/increase in the present value of the defined benefit obligation 1	(198)	189	(2)	2	286	(264)	(108)	111
Note:

1.
The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 185

26. Share-based payments
The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date.
Accounting policies
The Group issues equity-settled share-based awards to certain employees. Equity-settled share-based awards are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised.
Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years.
The fair value of awards of non-vested shares is a calculation of the closing price of the Company’s shares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate.
The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

–
10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and

–
5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Share options
Vodafone Sharesave Plan
Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three
and/or five year period. The savings may then be used to purchase shares at the option price, which is set at the beginning of the invitation period at a discount of up to 20% to the then prevailing market price of the Company’s shares.
Share plans
Vodafone Group executive plans
Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period.
Movements in outstanding ordinary share options

	Ordinary share options

	2025 Millions	2024 Millions	2023 Millions
1 April	70	62	61
Granted during the year	13	63	50
Forfeited during the year	(1)	(1)	(2)
Exercised during the year	–	–	(8)
Expired during the year	(17)	(54)	(39)
31 March	65	70	62
Weighted average exercise price:
1 April	£0.66	£0.87	£1.02
Granted during the year	£0.61	£0.58	£0.83
Forfeited during the year	£0.63	£0.81	£1.02
Exercised during the year	£0.58	£1.06	£1.05
Expired during the year	£0.74	£0.82	£1.01
31 March	£0.62	£0.66	£0.87
Summary of options outstanding

	31 March 2025			31 March 2024

	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months
Vodafone Group Sharesave Plan:
£0.58 - £1.57	65	£0.62	23	70	£0.66	31
Share awards
Movements in non-vested shares are as follows:

	2025		2024		2023

	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	317	£0.92	261	£1.14	270	£1.07
Granted	187	£0.70	177	£0.72	120	£1.17
Vested	(85)	£1.09	(76)	£1.17	(70)	£1.15
Forfeited	(50)	£0.90	(45)	£0.99	(59)	£0.89
31 March	369	£0.77	317	£0.92	261	£1.14
Other information
The total fair value of shares vested during the year ended 31 March 2025 was £93 million (2024: £89 million; 2023: £81 million).
The compensation cost included in the consolidated income statement in respect of share options and share plans was
€
112 million (2024:
€
125 million; 2023:
€
141 million) which is comprised principally of equity-settled transactions.
The average share price for the year ended 31 March 2025 was 71.3 pence (2024: 74.7 pence; 2023: 108.2 pence).

186 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

27. Acquisitions and disposals
The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.
Accounting policies
Business combinations
Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.
Acquisition of interests from non-controlling shareholders
In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted, is recognised in equity.
Disposals
The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.
Purchase of subsidiaries
The aggregate cash consideration in respect of the purchase of subsidiaries, net of cash acquired, is as follows:

	2025 €m	2024 € m
Cash consideration (paid)
Other	(9)	–
	(9)	–
Other transactions with non-controlling shareholders in subsidiaries
The aggregate cash consideration in respect of other transactions with non-controlling shareholders in subsidiaries, net of cash acquired, is as follows:

	2025 €m	2024 € m
Cash consideration received / (paid)
Other	8	(16)
	8	(16)
Disposals
The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2025 €m	2024 € m
Cash consideration received/(paid)
Vodafone Spain	3,669	–
Vodafone Italy	7,707	–
Vodafone Hungary	–	(4)
Net cash disposed	(155)	(63)
	11,221	(67)
Vodafone Spain
On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for
€
4,069 million in cash (subject to closing accounts adjustments) and up to
€
900 million of non-cash consideration in the form of redeemable preference shares.
€
400 million of the cash received relates to future services to be provided by the Group to Zegona and has been deferred on the Group’s statement of financial position. The table below summarises the net assets disposed and the resulting loss on disposal of
€
148 million.

€ m
Other intangible assets	(996)
Property, plant and equipment	(5,058)
Other investments	(3)
Inventory	(40)
Trade and other receivables	(1,033)
Cash and cash equivalents	(91)
Current and deferred taxation	2
Borrowings	1,205
Trade and other payables	1,143
Provisions	181
Net assets disposed	(4,690)
Cash proceeds 1	3,669
Non-cash consideration (Zegona shares) 2	807
Other effects	66
Net loss on disposal 3	(148)
Notes:

1.	Excludes € 400 million of consideration related to future services to be provided by the Group to Zegona.

2.	The non-cash consideration comprises an investment in Zegona shares with a fair value of € 807 million at the transaction date.

3.	Included in ‘Loss for the financial year - Discontinued operations’ in the consolidated income statement.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 187

27. Acquisitions and disposals (continued)
Vodafone Italy
On 31 December 2024, the Group announced it had completed the sale of Vodafone Italia S.p.A. (‘Vodafone Italy’) to Swisscom AG for
€
7,885 million in cash (subject to closing accounts adjustments).
€
178 million of the cash received relates to future services to be provided by the Group to Swisscom AG and has been deferred on the Group’s statement of financial position. The table below summarises the net assets disposed and the resulting loss on disposal of
€
1,133 million.

€ m

Goodwill	(2,398)

Other intangible assets	(3,479)

Property, plant and equipment	(5,230)

Inventory	(122)

Trade and other receivables	(1,275)

Cash and cash equivalents	(64)

Current and deferred taxation	(144)

Borrowings	2,089

Trade and other payables	1,733

Post employment benefits	35

Provisions	181

Net assets disposed	(8,674)

Cash proceeds 1	7,707

Other effects	(166)

Net loss on disposal 2	(1,133)
Notes:

1.	Excludes € 178 million of consideration related to future services to be provided by the Group to Swisscom AG.

2.	Included in ‘Loss for the financial year - Discontinued operations’ in the consolidated income statement.
M-Pesa Holdings
In the comparative period, on 28 September 2023, the Group sold M-Pesa Holding Company Limited (‘MPHCL’) which holds funds on trust for M-Pesa customers, to Safaricom Plc for US$1. Balances included in the Group’s consolidated statement of financial position at the date of disposal included cash of
€
63 million, together with short-term investments of
€
1,195 million and
€
1,156 million due to M-Pesa customers recorded within Other investments and Trade and other payables, respectively.
Merger of Vodafone and Three in the UK
On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’), a wholly owned subsidiary of CK Hutchison Holdings Limited (‘Hutchison’), transferred their UK telecommunication businesses, respectively Vodafone Limited (‘Vodafone UK’) and Three UK Limited (‘Three UK’), into VodafoneThree Holdings Limited (‘VTHL’). Following completion, VTHL is a subsidiary of the Group, in which the Group owns
51% of the issued share capital and CKHGT indirectly owns 49%, and Vodafone UK and Three UK are wholly owned subsidiaries of
VTHL
.
Consideration paid by the Group to Hutchison was 49% of Vodafone UK’s equity. No cash consideration was paid in connection with the combination or the grant of options (see below). Vodafone UK and Three UK were contributed with differential debt amounts owing to their respective shareholders at closing to achieve the required ownership structure. The Group advanced loans of £6,010 million to
VTHL
of which £1,684 million was utilised to settle Three UK’s outstanding debt with Hutchison. In addition, Vodafone and Hutchison committed to an additional £800 million of equity funding in proportion to their shareholdings, which
VTHL
can draw, if required.
As part of the transaction, Vodafone and Hutchison agreed a framework to enable Vodafone to acquire Hutchison’s 49% shareholding in
VTHL
through a Vodafone call or a Hutchison put option which may be exercised at fair market value, subject to customary third party approvals and consents, and settled in cash or new Vodafone Group Plc shares, at the Group’s option, subject to certain conditions. The call and put options will become exercisable after three full financial years following closing providing that the fair market enterprise value of
VTHL
reaches a minimum of £16.5 billion until after the seventh financial year following completion, when this threshold will cease to apply to the exercise of the Hutchison put option. As the Group has the ability to settle the put option with Vodafone Group Plc shares
,
no put option liability will initially be recorded.
While
VTHL
is a controlled subsidiary of the Group, under certain very limited circumstances, including significant financial underperformance of
VTHL
, Hutchison may acquire additional rights that might result in a loss of control for accounting purposes.
Access to information required to assess the fair value to be assigned to individual assets acquired and liabilities assumed at the date of acquisition was limited in the period prior to the date of approval of the consolidated financial statements. Consequently, the fair value of the net assets acquired from Three UK and any resultant goodwill to be recognised as a result of the combination have not yet been determined.

188 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

28. Commitments
A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier.
Capital commitments
The amounts below are the minimum amounts that we are committed to pay.

	2025 €m	2024 € m

Contracts placed for future capital expenditure not provided in the financial statements 1, 2	2,264	2,442
Notes:

1.	Commitment includes contracts placed for property, plant and equipment and intangible assets.

2.
Includes
€
nil (2024:
€
423 million) in respect of Vodafone Italy and Vodafone Spain, which are reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information.

Leases entered into by the Group but not commenced at 31 March 2025 are disclosed in note 20 ‘Leases’.
In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to
€
950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2025, the Group provided
€
36 million (2024:
€
32 million) of capital contributions to OXG. The remaining funding commitment of
€
882 million is expected to be contributed between 2025 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

29. Contingent liabilities and legal proceedings
Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2025 €m	2024 € m

Performance and payment bonds 1	1,313	1,399
Note:

1.
Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.

UK pension schemes
The Group’s main defined benefit plan is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 ‘Post employment benefits’.
The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section when they are in a deficit position. The deficit is measured on a prescribed basis agreed between the Group and the Trustee, which differs from the IAS 19 accounting basis or the funding basis per the triennial actuarial valuation reported in note 25 ‘Post employment benefits’. Consequently, the future level of security may vary in line with movements in the Vodafone UK plan deficit. The Group provides surety bonds as the security.
As at 31 March 2025
,
the Vodafone UK plan holds security over
€
119 million (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK plan for a combined value up to
€
1.49 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to
€
1.49 billion for the CWW Section.
An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to
€
119 million.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 189

29. Contingent liabilities and legal proceedings (continued)
Vodafone Idea
As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular
 (the ‘CLAM indemnity’).
Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s maximum potential exposure under this mechanism is capped at INR 64 billion (
€
695 million).
The final liability calculation date under the CLAM indemnity has been agreed to be extended to 30 September 2025. No further cash payments are considered probable from the Group as at 31 March 2025.
The carrying value of the Group’s investment in VIL is
€
nil and the Group is recording no further share of losses in respect of VIL. The Group’s potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning the operations of Vodafone India are not reported.
Indus Towers
Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make payments to Indus Towers for the use of towers space. The remaining element of the security package at 31 March 2024 was a secondary pledge over the shares owned by Vodafone Group in Indus Towers, ranking behind Vodafone’s existing lenders for the outstanding bank borrowings of
€
1.7 billion as at 31 March 2024 secured against Indian assets (‘the bank borrowings’), with a maximum liability cap of INR 42.5 billion (
€
472 million). In the event of non-payment of relevant liabilities by VIL, Indus Towers had recourse to any secondary pledged shares, after repayment of the bank borrowings in full, up to the value of the liability cap.
The Group disposed of its investment in Indus Towers in two tranches during June and December 2024 (see note 12 ‘Associates and joint arrangements’). Following the sales the bank borrowings were fully repaid and, in January 2025, surplus proceeds of INR 19.1 billion (
€
207 million) were invested in newly issued VIL equity, which VIL immediately used to partially settle outstanding MSA obligations to Indus Towers resulting in the release of the secondary pledge.
Legal proceedings
The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.
Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.
In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.
The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.
Tax cases
VISPL tax claims
Vodafone India Services Private Limited (‘VISPL’) has outstanding tax disputes with the Indian tax authorities predominantly relating to Vodafone’s acquisition of Hutchison Essar (later renamed as Vodafone India Limited) covering five assessment years between 2008-09 and 2014-15. The total value of the tax authority claims for those assessment years as at 31 March 2024 was approximately
€
468 million plus interest, and penalties of up to 300% of the principal.
VISPL is taking part in a tax amnesty scheme to resolve these tax disputes. As part of this scheme, in February 2025, VISPL made a payment of
€
130 million to the Indian tax authorities
 for assessment year 2008-09. For the other assessment years, once multiple tax credits, offsets and all tax technical issues have been resolved for the different assessment years, we anticipate VISPL will obtain a net repayment of
€
13 million. The amnesty gives rise to an income statement tax charge of
€
185 million due to tax deposits previously held as recoverable assets being written-off.
Netherlands tax case
Vodafone Europe BV (‘VEBV’) received assessments totalling
€
267 million in tax and interest from the Dutch tax authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities subsequently appealed the District Court’s judgement before the Court of Appeal of The Hague where the appeal hearing was held in February 2025. A decision is expected during summer 2025.
The Group continues to believe it has robust defences but has recorded a provision of
€
26 million for tax and accrued interest reflecting the July 2023 judgement and the Group’s current view of the probable financial outflow required to fully resolve the issue.

190 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

29. Contingent liabilities and legal proceedings (continued)
Other cases in the Group
Germany: price increase class action
In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of
€
5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened in April 2024 and as at 31 March 2025, approximately 99,200 customers had registered. Vodafone Germany filed its defence in August 2024 and a hearing will take place on 3 December 2025.
Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this stage of the proceedings.
Germany: claims regarding transfer of data to credit agencies
Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging that information was passed to credit agencies up to February 2024 about contracts for mobile services without consumer consent. The claims seek damages of up to
€
5,000 per contract for GDPR (General Data Protection Regulation) infringement. As at 28 March 2025, Vodafone Germany had been notified of 534 claims filed in various regional courts. Out of 314 court judgements issued so far, Vodafone Germany has been successful in all but seven claims in which damages in the range of
€
100 -
€
400 were awarded to the consumer. The other national network operators are facing similar claims.
The Group’s position is that the transfer of data about the existence of a consumer contract (and not about payments in relation to the contract) to credit agencies is standard practice and justified for the purposes of fraud prevention. However, given the consumer claims, Vodafone Germany has stopped this activity.
Although the total potential number of claims and financial losses is uncertain, the Group believes it has valid defences and that no present obligation exists based on all available evidence.
Germany: investigation by federal data protection authority
In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information) started investigations into potential breaches of the GDPR in relation to systems used to manage and protect customer data. Vodafone Germany has made an immaterial payment to the BfDI in settlement of these investigations.
Germany: investigation by competition authority regarding 1&1
In December 2021 1&1 entered into an agreement with Vantage Towers for the provision of infrastructure for antenna sites. Vantage Towers sub-contracted certain aspects of the delivery under the agreement to Vodafone Germany.
In March 2023, Vodafone Germany and Vodafone Group (together ‘Vodafone’) were informed that 1&1 had submitted a complaint to the Bundeskartellamt (‘BkA’), the competition authority in Germany, alleging infringements of competition law. Following the start of a formal investigation in June 2023, the BkA issued a Statement of Objections on 11 April 2025 with its view that the delayed provision by Vodafone and Vantage Towers of the contractually agreed tower locations acted as an obstacle to 1&1’s market entry and an abuse of dominance. Vodafone’s response to the Statement of Objections is currently due to be submitted to the BkA on 27 June 2025.
Vodafone is currently unable to estimate any possible loss but, while the outcome is uncertain, the Group believes it has valid defences and that it is probable no present obligation exists.
Italy: Iliad v Vodafone Italy
In July 2019, Iliad filed a claim for
€
500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy’s favour and rejected Iliad’s claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal process is ongoing and a hearing will take place on 25 June 2025 for final arguments.
Following the divestment of Vodafone Italy, this claim is subject to an indemnity provided by the Group to Swisscom. The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believes that Vodafone Italy has valid defences and that it is probable that no present obligation exists.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 191

29. Contingent liabilities and legal proceedings (continued)
Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece
In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately
€
330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. Following hearings in February and May 2023, the Court of Appeal dismissed both of the appeals, in the case of the Papistas claimants because the stamp duty payments had again not been made. Whether the Papistas claimants will appeal the judgement is unknown as at the date of this report. There was a further hearing in February 2025 about one aspect of the appeal proceedings and the decision of the Court of Appeal is awaited.
Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.
UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others
In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone’s favour and rejected Phones 4U’s allegations that the defendants were in breach of competition law, consistent with Vodafone’s previously stated position that a present obligation does not exist. Phones 4U was granted permission to appeal the judgement from the Court of Appeal. The appeal hearing took place before the Court of Appeal from 19 - 23 May 2025. We are waiting to receive the judgement.
The Group is vigorously defending the appeal and is not able to estimate any possible loss in the event of an adverse judgement on appeal.
South Africa: Kenneth Makate v Vodacom (Pty) Limited
Mr Kenneth Makate, a former employee of Vodacom Pty Limited (‘Vodacom South Africa’), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as ‘Please Call Me’ (‘PCM’). In July 2014, the Gauteng High Court (‘the High Court’) ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa’s behalf. The High Court and Supreme Court of Appeal (‘the SCA’) turned down Mr Makate’s application for leave to appeal in December 2014 and March 2015, respectively.
In April 2016, the Constitutional Court of South Africa (‘the Constitutional Court’) granted leave to appeal and upheld Mr Makate’s appeal. It found that Vodacom South Africa is bound by an agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group’s Chief Executive Officer (‘the CEO’) for determination. Mr Makate’s application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO’s award of R47 million (
€
2 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for the review of the CEO’s determination and award.
The High Court, in a judgement delivered on 8 February 2022, set aside the CEO’s determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest.
On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. On 26 August 2024, the Constitutional Court issued a directive that it would hear Vodacom South Africa’s application for leave to appeal in tandem with its appeal against the SCA judgement and order. The matter was heard on 21 November 2024 and Vodacom South Africa awaits a decision from the Constitutional Court.
Vodacom South Africa is challenging the SCA’s judgement and order on various grounds including, but not limited to, the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, as well as the SCA issuing orders that are incapable of implementation and enforcement.
The CEO’s determination in 2019 amounted to R47 million (
€
2 million). The minority judgement of the SCA raised Mr Makate’s compensation to an amount payable of R186 million (
€
10 million)
.
The value of the compensation amount for Mr Makate, as per the SCA’s majority judgement and order, would at a minimum be R29 billion (
€
1.5 billion). Mr Makate, in his recent submissions to the Constitutional Court, has stated that his request is for compensation in the capital amount of R9.4 billion (
€
473 million), plus interest from 18 January 2019. Consequently, the range of the possible compensation outcomes in this matter is very wide.
The amount ultimately payable to Mr Makate is uncertain and will depend on the success of Vodacom South Africa’s appeal to the Constitutional Court against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

192 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

29. Contingent liabilities and legal proceedings (continued)
UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc
In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal (‘CAT’) seeking permission, as a proposed class representative, to bring collective proceedings on an opt-out basis against the four UK mobile network operators (‘MNOs’) and, in the case of Vodafone Limited and EE Limited, their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately
€
1.7 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’). A hearing took place before the CAT from 31 March to 2 April 2025 to determine Mr Gutmann’s application for certification of the class and Vodafone’s application for strike out of certain parts of the claim based on limitation. The decision is expected later this year.
Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

30. Related party transactions
The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 ‘Associates and joint arrangements’, note 25 ‘Post employment benefits’ and note 23 ‘Directors and key management compensation’).
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

	2025 €m	2024 € m	2023 € m

Sales of goods and services to associates	13	25	20

Purchase of goods and services from associates	6	6	8

Sales of goods and services to joint arrangements	280	267	220

Purchase of goods and services from joint arrangements	761	932	263

Interest income receivable from joint arrangements 1	66	52	52

Interest expense payable to joint arrangements 1	243	239	33

Trade balances owed:

by associates	3	19

to associates	1	1

by joint arrangements	210	190

to joint arrangements	331	379

Other balances owed by joint arrangements 1	1,265	1,105

Other balances owed to joint arrangements 2	3,941	4,940
Notes:

1.	Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.

2.	Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.
Details of the Group’s commitment to enter into future lease contracts with Oak Holdings 1 GmbH are disclosed in Note 20 ‘Leases’.
Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.
Transactions with Directors other than compensation
During the three years ended 31 March 2025 and as of 3 June 2025, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2025 and as of 3 June 2025, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 193

31. Related undertakings
A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.
A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2025 is detailed below.
No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated.
Summarised financial information is provided in respect of the Group’s most significant associates and joint arrangements in note 12 ‘Associates and joint arrangements’.
Subsidiaries
A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Company name	% of share class held by Group companies	Share class

Albania

Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania

Vodafone Albania Sh.A	100.00	Ordinary shares

Rruga “Ibrahim Rugova”, Sky Tower, Kati I 5, Hyrja , Tiranë 1000, Albania

_VOIS Albania Shpk.	85.71	Ordinary shares

Australia

Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia

Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares

Austria

Eversheds Sutherland Rechtsanwälte GmbH, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria

Vodafone Enterprise Austria GmbH	100.00	Quotas shares

Company name	% of share class held by Group companies	Share class

Bahrain

RSM Bahrain, 3 rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain

Vodafone Enterprise Bahrain W.L.L.	100.00	Ordinary shares

Belgium

Malta House, rue Archimède 25, 1000 Bruxelles, Belgium

Vodafone Belgium SA/NV	100.00	Ordinary shares

Brazil

Av. Paulista 37 – 4° andar, Sala 427, Bela Vista, CEP, 01311-902, São Paulo, Brazil

Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares

Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil

Vodafone Serviços Empresariais Brasil Ltda	100.00	Ordinary shares

Bulgaria

10 Tsar Osvoboditel Blvd., 3 rd Floor, Spredets Region, Sofia, 1000, Bulgaria

Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares

Canada

c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada

Vodafone Canada Inc.	100.00	Common shares

Cayman Islands

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

CGP Investments (Holdings) Limited	100.00	Ordinary shares

China

Level 9, Tower 2, China Central Place, Room 941, No. 79 Jianguo Road, Chaoyang District, Beijing, 100025, China

Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch 2	100.00	Branch

Room 1603, 16 th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China

Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares

Room 625, Floor 6, Building 1-A, No. 19, Ronghua Middle Road, Beijing Economic and Technological Development Zone, Beijing, China

Vodafone Automotive Technologies (Beijing) Co, Ltd	100.00	Ordinary shares

Congo, The Democratic Republic of the

292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo

Vodacom Congo (RDC) SA 5	33.20	Ordinary shares

540 avenue de la justice, second floor, Gombe, Kinshasa, The Democratic Republic of the Congo

Vodacash S.A 5	33.20	Ordinary shares

194 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Cyprus

Ali Riza Caddesi No: 33/A Ortaköy, Lefkoşa, Cyprus

Vodafone Evde Operations Ltd	100.00	Ordinary shares

Vodafone Mobile Operations Limited	100.00	Ordinary shares

Czech Republic

Námĕstí Junkových 2, Prague 5, 15500, Czech Republic

Nadace Vodafone Česká Republika	100.00	Trustee

Oskar Mobil s.r.o.	100.00	Ordinary shares

Vodafone Czech Republic A.S.	100.00	Ordinary shares

Vodafone Enterprise Europe (UK) Limited - Czech Branch 2	100.00	Branch

Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic

Závišova Real Estate, s.r.o.	100.00	Ordinary shares

Denmark

c/o Lundgrens Advokatpartnerselskab, Tuborg Boulevard 12, 2900, Hellerup, Denmark

Vodafone Enterprise Denmark A/S	100.00	Ordinary shares

Egypt

37 Kasr El Nil St, 4 th Floor, Cairo, Egypt

Starnet 5	35.81	Ordinary shares

54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt

Sarmady Communications 5	35.82	Ordinary shares

Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt

Vodafone International Services LLC 5	85.71	Ordinary shares

Site No 15/3C, Central Axis, 6 th October City, Egypt

Vodafone Egypt Telecommunications S.A.E. 5	35.82	Ordinary shares

Smart Village C3 Vodafone Building, Egypt

Vodafone Data 5	35.81	Ordinary shares

Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt

Vodafone For Trading 5	35.78	Ordinary shares

Finland

c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29B, Helsinki, 00100, Finland

Vodafone Enterprise Finland Oy	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valboone Soph, France

Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares

La Défense Cours Valmy , 1-7 Le Belvédère , 92800, Puteaux, France

Vodafone Automotive France S.A.S	100.00	Ordinary shares

Le Belvédère, 1-7 cours Valmy, 92800, Puteaux, France

Company name	% of share class held by Group companies	Share class

Vodafone Enterprise France SAS	100.00	New euro shares

Rue Champollion, 22300, Lannion, France

Apollo Submarine Cable System Ltd - French Branch 2	100.00	Branch

Germany

Altes Forsthaus 2, 67661, Kaiserslautern, Germany

TKS Telepost Kabel-Service Kaiserslautern GmbH 3	100.00	Ordinary shares

BetastraBe 6-8, 85774 Unterföhring, Germany

Vodafone Deutschland GmbH	100.00	Ordinary shares

Buschurweg 4, 76870 Kandel, Germany

Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares

Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany

Vodafone Enterprise Germany GmbH	100.00	Ordinary A shares, Ordinary B shares

Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares

Vodafone Group Services GmbH	85.71	Ordinary shares

Vodafone IoT Germany GmbH	100.00	Ordinary shares

Vodafone Stiftung Deutschland Gemeinnützige GmbH	100.00	Ordinary shares

Vodafone West GmbH	100.00	Ordinary shares

Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany

KABELCOM Braunschweig Gesellschaft Für Breitbandkabel-Kommunikation Mit Beschränkter Haftung 3	100.00	Ordinary shares

KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung 3	100.00	Ordinary shares

Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany

Grandcentrix GmbH	100.00	Ordinary shares

Nobelstrasse 55, 18059, Rostock, Germany

Urbana Teleunion Rostock GmbH & Co. KG 3	70.00	Ordinary shares

Greece

12,5 km National Road Athens-Lamia, Metamorfosi, Athens, 14452, Greece

Vodafone Innovus S.A.	99.87	Ordinary shares

1-3 Tzavella str, 152 31 Halandri, Athens, Greece

Fiber2All S.A.	99.87	Ordinary shares

Fiber2All Holdings S.A.	99.87	Ordinary shares

Vodafone-Panafon Hellenic Telecommunications Company S.A.	99.87	Ordinary shares

Pireos 163 & Ehelidon, Athens, 11854, Greece

360 Connect S.A.	99.87	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 195

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Guernsey

Plaza House, Third Floor, Elizabeth Avenue, St. Peter Port, GY1 2HU, Guernsey

Silver Stream Investments Limited	100.00	Ordinary shares

Roseneath, The Grange, St. Peter Port, GY1 2QJ, Guernsey

VBA Holdings Limited 5	65.10	Ordinary shares, Non-voting irredeemable non- cumulative preference shares

VBA International Limited 5	65.10	Ordinary shares, Non-voting irredeemable non- cumulative preference shares

Hong Kong

Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary

VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	85.71	Registered ordinary shares

India

10 th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India

Cable & Wireless Networks India Private Limited	100.00	Equity shares

Cable and Wireless (India) Limited - Branch 2	100.00	Branch

Cable and Wireless Global (India) Private Limited	100.00	Equity shares

201-206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India

Omega Telecom Holdings Private Limited	100.00	Equity shares

Vodafone India Services Private Limited	100.00	Equity shares

Flat No. 1, 1st Floor, 3A, New Bowbazar Lane, Bowbazar, Kolkata, West Bengal, 700012, India

Usha Martin Telematics Limited	100.00	Equity shares

Table Space, 5th Floor, Tower B, Panchshil Business Park, Viman Nagar, Pune, Maharashtra, 411014, India

Vodafone Global Services Private Limited	100.00	Equity shares

Ireland

3rd Floor, Waterloo Exchange, Waterloo Road, Dublin 4, D04 E5W7, Ireland

Vodafone International Financing Designated Activity Company	100.00	Ordinary shares

38/39 Fitzwilliam Square West, Dublin 2, DO2 NX53, Ireland

Company name	% of share class held by Group companies	Share class

Vodafone Enterprise Global Limited	100.00	Ordinary shares

Vodafone Global Network Limited	100.00	Ordinary shares

Mountainview, Leopardstown, Dublin 18, Ireland

Vodafone Group Services Ireland Limited	85.71	Ordinary shares

Vodafone Ireland Limited	100.00	Ordinary shares

Vodafone Ireland Retail Limited	100.00	Ordinary shares

Italy

Via Astico 41, 21100 Varese, Italy

Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares

Vodafone Automotive S.p.A	100.00	Ordinary shares

Vodafone Automotive Telematics S.r.L	100.00	Ordinary shares

Via Bisceglie 73, 20152, Milan, Italy

Vodafone Enterprise Italy S.r.L	100.00	Euro shares

Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares

Via Gabriele D’Annunzio, 4, 21010 Vizzola Ticino, VA, Italy

Vodafone Automotive Italia S.p.A	100.00	Ordinary shares

Via Lorenteggio 240, Milan, Italy

Vodafone IoT Italy, S.R.L.	100.00	Quotas shares

Japan

KAKiYA building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan

Vodafone Automotive Japan KK	100.00	Ordinary shares

The Executive Centre, Level 20, Shin Marunouchi Center Building, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan

Vodafone Enterprise U.K. - Japanese Branch 2	100.00	Branch

Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares

Jersey

44 Esplanade, St Helier, JE4 9WG, Jersey

Vodafone International 2 Limited	100.00	Ordinary shares

Kenya

6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya

Vodafone Kenya Limited 5	69.46	Ordinary voting shares

The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya

Vodacom Business (Kenya) Limited 5	52.08	Ordinary shares

Korea, Republic of

ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of

Vodafone Enterprise Korea Limited	100.00	Ordinary shares

196 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Lesotho

585 Mabile Road, Vodacom Park, Maseru, Lesotho

VCL Financial Services (PTY) Ltd 5	52.08	Ordinary shares

Vodacom Lesotho (Pty) Limited 5	52.08	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street GP S.à r.l.	100.00	Ordinary shares

Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares

Vodafone Global Connect S.à r.l.	100.00	Ordinary shares

Vodafone International 1 S.à r.l.	100.00	Ordinary shares

Vodafone International M S.à r.l.	100.00	Ordinary shares

Vodafone Investments Luxembourg S.à r.l.	100.00	Ordinary shares

Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares

Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares

Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares

Malaysia

Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia

Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares

Malta

Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta

Vodafone Holdings Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares

Vodafone Insurance Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares

Mauritius

10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius

Mobile Wallet VM1 5	65.10	Ordinary shares

Mobile Wallet VM2 5	65.10	Ordinary shares

VBA (Mauritius) Limited 5	65.10	Ordinary shares, Redeemable preference shares

Vodacom International Limited 5	65.10	Ordinary shares, Non Cumulative preference shares

Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius

Al-Amin Investments Limited	100.00	Ordinary shares

Array Holdings Limited	100.00	Ordinary shares

Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares

CCII (Mauritius), Inc.	100.00	Ordinary shares

CGP India Investments Ltd.	100.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

Euro Pacific Securities Ltd.	100.00	Ordinary shares

Mobilvest	100.00	Ordinary shares

Prime Metals Ltd.	100.00	Ordinary shares

Trans Crystal Ltd.	100.00	Ordinary shares

Vodafone Mauritius Ltd.	100.00	Ordinary shares

Vodafone Telecommunications (India) Limited	100.00	Ordinary shares

Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares

Mexico

Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico

Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique

Vodacom Moçambique, SA 5	55.33	Ordinary shares

Vodacom M-Pesa, SA 5	55.33	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands

Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares

Vodafone Europe B.V.	100.00	Ordinary shares

Vodafone International Holdings B.V.	100.00	Ordinary shares

Zuid - hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands

IOT.NXT B.V. 5	42.32	Ordinary shares

IoT.nxt EMENA B.V 5	42.32	Ordinary shares

IoT.nxt Europe BV 5	42.32	Ordinary shares

New Zealand

74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand

Vodafone Enterprise Hong Kong Limited - New Zealand Branch 2	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway

Vodafone Enterprise Norway AS	100.00	Ordinary shares

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman

Vodafone Services LLC	100.00	Shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 197

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Poland

ul. Towarowa 28, 00-839, Warsaw, Poland

Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 - 8º Piso, 1998 - 017, Parque das Nações, Lisboa, Portugal

Oni Way - Infocomunicacoes, S.A	100.00	Ordinary shares

Vodafone Enterprise Spain, S.L.U. – Portugal Branch 2	100.00	Branch

Vodafone IoT Portugal, Unipessoal Lda.	100.00	Quotas shares

Vodafone Portugal - Comunicacoes Pessoais, S.A.	100.00	Ordinary shares

Vodafone Solutions, Unipessoal LDA	100.00	Quota shares

Romania

1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania

UPC Services S.R.L. (in liquidation)	100.00	Ordinary shares

13 Duca Voda Street, Ploiesti, Prahova County, Romania

Isys Professional SRL	100.00	Ordinary shares

18 Diligenței Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania

Evotracking SRL	100.00	Ordinary shares

201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania

Vodafone External Services SRL	100.00	Ordinary shares

201 Barbu Vacarescu Street, Mezzanine, District 2, Bucharest, Romania

Vodafone Foundation	100.00	Sole member

201 Barbu Vacarescu, 4th floor, 2nd District, Bucharest, Romania

Vodafone Romania S.A	100.00	Ordinary shares

62 D Nordului Street, District 1, Bucharest, Romania

UPC Foundation	100.00	Sole member

Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest 4th District, Romania

Vodafone România Technologies SRL	85.71	Ordinary shares

Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania

Vodafone România M - Payments SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation

Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia

Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch 2	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore

Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares

Slovakia

Karadžičova 2, mestská časť Staré mesto, Bratislava, 811 09, Slovakia

Vodafone Global Network Limited - organizačná zložka (Slovakia Branch) 2	100.00	Branch

Prievozská 6, Bratislava, 821 09, Slovakia

Company name	% of share class held by Group companies	Share class

Vodafone Czech Republic A.S. - Slovakia Branch 2	100.00	Branch

South Africa

9 Kinross Street, Germiston South, 1401, South Africa

Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares

Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, ‘B’ Ordinary no par value shares

Irene Link Building C, Third Floor, 5 Impala Avenue, Doringkloof, Centurion, Gauteng, 0046, South Africa

10T Holdings Proprietary Limited 5	42.32	Ordinary shares

IoT.nxt (Pty) Limited 5	42.32	Ordinary shares

IoT.nxt Development (Pty) Limited 5	42.32	Ordinary shares

Knightsbridge Office Park, 33 Sloane Street, Bryanston, Sandton, Gauteng, 2191, South Africa

MAST Services Proprietary Limited 5	65.10	Ordinary shares

Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa

Infinity Services Partner Company 5	65.10	Ordinary shares

Jupicol (Proprietary) Limited 5	45.57	Ordinary shares

Mezzanine Ware Proprietary Limited 5	58.59	Ordinary shares

Motifprops 1 (Proprietary) Limited 5	65.10	Ordinary shares

Nexio (Proprietary) Limited 5	33.20	Ordinary shares

Sphinx Investment Holding Company (RF) (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom (Pty) Limited 5	65.10	Ordinary shares, Ordinary A shares

Vodacom Business Africa Group (Pty) Limited 5	65.10	Ordinary shares

Vodacom Business Africa SA (Pty) Limited 5	65.10	Ordinary shares

Vodacom Financial Services (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Group Limited	65.10	Ordinary shares

Vodacom Insurance Administration Company (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Insurance Company (RF) Limited 5	65.10	Ordinary shares

Vodacom International Holdings (Pty) Limited 5	65.10	Ordinary shares

Vodacom Life Assurance Company (RF) Limited 5	65.10	Ordinary shares

Vodacom Payment Services (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Properties No 1 (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Properties No.2 (Pty) Limited 5	65.10	Ordinary shares

Wheatfields Investments 276 (Proprietary) Limited 5	65.10	Ordinary shares

XLink Communications (Proprietary) Limited 5	65.10	Ordinary A shares

198 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Spain

Antracita, 7 - 28045, Madrid, Spain

Vodafone Automotive Iberia S.L.	100.00	Ordinary shares

Avenida de América 115, 28042, Madrid, Spain

Vodafone Enterprise Spain SLU	100.00	Ordinary euro shares

Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain

Vodafone Intelligent Solutions España, S.L.U.	100.00	Ordinary shares

Vodafone IoT Spain, S.L.	100.00	Ordinary shares

Sweden

C/o Aspia AB, Kopparbergsvägen 11a, 722 13, Västerås, Sweden

Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder’s contribution shares

Switzerland

C/o BDO AG, Schiffbaustrasse 2, 8005, Zurich, Switzerland

Vodafone Enterprise Switzerland AG	100.00	Ordinary shares

Taiwan

22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan

Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares

Tanzania, United Republic of

15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, United Republic of Tanzania

M-Pesa Limited 5	48.82	Ordinary A shares, Ordinary B shares

Shared Networks Tanzania Limited 5	48.82	Ordinary shares

Smile Communications Tanzania Limited 5	48.82	Ordinary shares

Vodacom Tanzania Public Limited Company 5	48.82	Ordinary shares

3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, United Republic of Tanzania

Gateway Communications Tanzania Limited 5	64.45	Ordinary shares

Thailand

725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand

Vodafone Business Siam Co., Ltd.	100.00	Ordinary shares

Türkiye

Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, 34398, Türkiye

Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares

Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares

Vodafone Holding A.S.	100.00	Registered shares

Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

Vodafone Mall Ve Elektronik Hizmetler Ticaret AS	100.00	Ordinary shares

Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares

Vodafone Telekomunikasyon A.S	100.00	Registered shares

İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Türkiye

Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares

Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663 , Sarıyer Istanbul, Türkiye

Vodafone Finansman A.S.	100.00	Ordinary shares

Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares

Vodafone Sigorta Aracilik Hizmetleri A.S.	100.00	Ordinary shares

Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul , 34453, Türkiye

VOIS Turkey Akilli Çözümler Limited Şirketi	85.71	Ordinary shares

Ukraine

Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine

LLC Vodafone Enterprise Ukraine	100.00	Ownership percentage shares

United Arab Emirates

16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates

Vodacom Fintech Services FZ-LLC 5	65.10	Ordinary shares

DSO ABCN 81010, ABCN DSO HQ, Dubai Silicon Oasis, Dubai, UAE, United Arab Emirates

Sarmady Middle East FZE 5	35.82	Ordinary shares

Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates

Vodafone Enterprise Europe (UK) Limited - Dubai Branch 2	100.00	Branch

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 199

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

United Kingdom

11 Staple Inn Building, London, WC1V 7QH, United Kingdom

Vodacom Business Africa Group Services Limited 5	65.10	Ordinary shares, Preference shares

Vodacom UK Limited 5	65.10	Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom

Thus Group Holdings Limited	100.00	Ordinary shares

Thus Group Limited	100.00	Ordinary shares

Vodafone (Scotland) Limited	100.00	Ordinary shares

3 More London, Riverside, London, SE12AQ, United Kingdom

IoT Nxt UK Limited 5	42.32	Ordinary shares

Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland

Energis (Ireland) Limited	100.00	A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Apollo Submarine Cable System Limited	100.00	Ordinary shares

Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares

Cable & Wireless CIS Services Limited	100.00	Ordinary shares

Cable & Wireless Communications Data Network Services Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares

Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares

Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares

Cable & Wireless UK Holdings Limited	100.00	Ordinary shares

Cable & Wireless Worldwide Limited	100.00	Ordinary shares

Cable and Wireless (India) Limited	100.00	Ordinary shares

Cable and Wireless Nominee Limited	100.00	Ordinary shares

Central Communications Group Limited	100.00	Ordinary shares, Ordinary A shares

Energis Communications Limited	100.00	Ordinary shares

Energis Squared Limited	100.00	Ordinary shares

London Hydraulic Power Company (The)	100.00	Ordinary shares, 5% Non-Cumulative preference shares

Company name	% of share class held by Group companies	Share class

Navtrak Ltd	100.00	Ordinary shares

Project Telecom Holdings Limited 1	100.00	Ordinary shares

Rian Mobile Limited	100.00	Ordinary shares

Talkmobile Limited	100.00	Ordinary shares

The Eastern Leasing Company Limited	100.00	Ordinary shares

Thus Limited	100.00	Ordinary shares

Vodafone 2.	100.00	Ordinary shares

Vodafone Automotive UK Limited	100.00	Ordinary shares

Vodafone Consolidated Holdings Limited	100.00	Ordinary shares

Vodafone Corporate Limited	100.00	Ordinary shares

Vodafone Corporate Secretaries Limited 1	100.00	Ordinary shares

Vodafone DC Pension Trustee Company Limited 1	100.00	Ordinary shares

Vodafone Distribution Holdings Limited	100.00	Ordinary shares

Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares

Vodafone Enterprise Equipment Limited	100.00	Ordinary shares

Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares

Vodafone Enterprise U.K.	100.00	Ordinary shares

Vodafone European Investments 1	100.00	Ordinary shares

Vodafone Finance Limited 1	100.00	Ordinary shares

Vodafone Finance Management	100.00	Ordinary shares

Vodafone Global Enterprise Limited	100.00	Ordinary shares, Deferred shares, B deferred shares

Vodafone Group (Directors) Trustee Limited 1	100.00	Ordinary shares

Vodafone Group Pension Trustee Limited 1	100.00	Ordinary shares

Vodafone Group Services Limited	100.00	Ordinary shares, Deferred shares

Vodafone Group Services No.2 Limited 1	100.00	Ordinary shares

Vodafone Group Share Trustee Limited 1	100.00	Ordinary shares

Vodafone International 2 Limited - UK Branch 2	100.00	Branch

Vodafone International Operations Limited	100.00	Ordinary shares

Vodafone Investments Limited 1	100.00	Ordinary shares, Zero coupon redeemable preference shares

Vodafone IoT UK Limited	100.00	Ordinary shares

Vodafone IP Licensing Limited 1	100.00	Ordinary shares

Vodafone Limited	100.00	Ordinary shares

200 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

United Kingdom (continued)

Vodafone Mobile Network Limited	100.00	Ordinary shares

Vodafone Nominees Limited 1	100.00	Ordinary shares

Vodafone Oceania Limited	100.00	Ordinary shares

Vodafone Overseas Finance Limited	100.00	Ordinary shares

Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares

Vodafone Retail (Holdings) Limited	100.00	Ordinary shares

Vodafone Sales & Services Limited	100.00	Ordinary shares

Vodafone Shared Operations Limited 7	85.71	Ordinary shares

Vodafone Shared Services UK Limited	85.71	Ordinary shares

Vodafone UK Investments Limited 1	100.00	Ordinary shares

Vodafone UK Trading Holdings Limited	100.00	Ordinary shares

Vodafone Ventures Limited 1	100.00	Ordinary shares

Vodaphone Limited	100.00	Ordinary shares

Your Communications Group Limited	100.00	B Ordinary shares, Redeemable preference shares

United States

1209 Orange, Orange Street, Wilmington, New Castle DE 19801, United States

IoT nxt USA Inc 5	42.32	Common stock shares

1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States

Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares

Vodafone Americas Virginia Inc.	100.00	Common stock shares

Vodafone IoT Incorporated	100.00	Common stock shares

Vodafone US Inc.	100.00	Common stock shares

1615 Platte Street, Suite 02-115, Denver CO 80202, United States

Vodafone Americas Foundation	100.00	Trustee
Associated undertakings and joint arrangements

Company name	% of share class held by Group companies	Share class

Australia

Level 27, Tower Two, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo NSW 2000, Australia

3.6 GHz Spectrum Pty Ltd	25.05	Ordinary shares

AAPT Limited	25.05	Ordinary shares

ACN 088 889 230 Pty Ltd	25.05	Ordinary shares

ACN 139 798 404 Pty Ltd	25.05	Ordinary shares

Adam Internet Holdings Pty Ltd	25.05	Ordinary shares

Adam Internet Pty Ltd	25.05	A shares, B shares, Ordinary shares

Agile Pty Ltd	25.05	Ordinary shares

AlchemyIT Pty Ltd	25.05	Ordinary shares

Chariot Pty Ltd	25.05	Ordinary shares

Chime Communications Pty Ltd	25.05	Ordinary shares

Connect West Pty Ltd	25.05	Ordinary shares

Destra Communications Pty Ltd	25.05	Ordinary shares

Digiplus Contracts Pty Ltd	25.05	Ordinary shares

Digiplus Holdings Pty Ltd	25.05	Ordinary shares

Digiplus Investments Pty Ltd	25.05	Ordinary shares

Digiplus Pty Ltd	25.05	Ordinary shares

H3GA Properties (No. 3) Pty Ltd	25.05	Ordinary shares

iiNet Labs Pty Ltd	25.05	Ordinary shares

iiNet Limited	25.05	Ordinary shares

Internode Pty Ltd	25.05	Ordinary shares, Class B shares

IntraPower Pty Ltd	25.05	Ordinary shares

Intrapower Terrestrial Pty Ltd	25.05	Ordinary shares

IP Group Pty Ltd	25.05	Ordinary shares

IP Services Xchange Pty Ltd	25.05	A shares, B shares

Kooee Communications Pty Ltd	25.05	Ordinary shares

Kooee Mobile Pty Ltd	25.05	Ordinary shares

Mercury Connect Pty Ltd	25.05	Ordinary shares, E class shares

Mobile JV Pty Limited	25.05	Ordinary shares

Mobileworld Communications Pty Limited	25.05	Ordinary shares

Mobileworld Operating Pty Ltd	25.05	Ordinary shares

Netspace Online Systems Pty Ltd	25.05	Ordinary shares

Numillar IPS Pty Ltd	25.05	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 201

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Australia (continued)

PIPE International (Australia) Pty Ltd	25.05	Ordinary shares

PIPE Networks Pty Limited	25.05	Ordinary shares

PIPE Transmission Pty Limited	25.05	Ordinary shares

PowerTel Limited	25.05	Ordinary shares

Request Broadband Pty Ltd	25.05	Ordinary shares

Soul Communications Pty Ltd	25.05	Ordinary shares

Soul Contracts Pty Ltd	25.05	Ordinary shares

Soul Pattinson Telecommunications Pty Ltd	25.05	Ordinary shares

SPT Telecommunications Pty Ltd	25.05	Ordinary shares

SPTCom Pty Ltd	25.05	Ordinary shares

Telecom Enterprises Australia Pty Limited	25.05	Ordinary shares

Telecom New Zealand Australia Pty Ltd	25.05	Ordinary shares, Redeemable preference shares

TPG Corporation Limited	25.05	Ordinary shares

TPG Energy Pty Ltd	25.05	Ordinary shares

TPG Finance Pty Ltd	25.05	Ordinary shares

TPG Holdings Pty Ltd	25.05	Ordinary shares

TPG Internet Pty Ltd	25.05	Ordinary shares

TPG JV Company Pty Ltd	25.05	Ordinary shares

TPG Network Pty Ltd	25.05	Ordinary shares

TPG Telecom Limited	25.05	Ordinary shares

TransACT Capital Communications Pty Ltd	25.05	Ordinary shares

TransACT Communications Pty Ltd	25.05	Ordinary shares

TransACT Victoria Communications Pty Ltd	25.05	Ordinary shares

TransACT Victoria Holdings Pty Ltd	25.05	Ordinary shares

Trusted Cloud Pty Ltd	25.05	Ordinary shares

Trusted Cloud Solutions Pty Ltd	25.05	Ordinary shares

Value Added Network Pty Ltd	25.05	Ordinary shares

Vision Network Pty Ltd	25.05	Ordinary shares

Vodafone Australia Pty Limited	25.05	Ordinary shares, Class B shares, Redeemable preference shares

Vodafone Foundation Australia Pty Limited	25.05	Ordinary shares

Vodafone Hutchison Receivables Pty Limited	25.05	Ordinary shares

Vodafone Hutchison Spectrum Pty Limited	25.05	Ordinary shares

Vodafone Network Pty Limited	25.05	Ordinary shares

Company name	% of share class held by Group companies	Share class

Vodafone Pty Limited	25.05	Ordinary shares

VtalkVoip Pty Ltd	25.05	Ordinary shares

Westnet Pty Ltd	25.05	Ordinary shares

Belgium

Space Court of Justic, Rue aux Laines 70, 1000 Brussels, Belgium

Utiq S.A	25.00	Ordinary shares

Bermuda

Clarendon House, 2 Church St, Hamilton, HM11, Bermuda

PPC 1 Limited	25.05	Ordinary shares

Czech Republic

Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic

Vantage Towers s.r.o. 4	44.66	Ordinary shares

U Rajské zahrady 1912/3, Praha 3, 13000, Czech Republic

COOP Mobil s.r.o.	33.33	Ordinary shares

Egypt

23 Kasr El Nil St, Cairo, 11211, Egypt

Wataneya Telecommunications S.A.E	50.00	Ordinary shares

Ethiopia

Kirkos Sub City, Woreda 01, House No. New, Addis Ababa, Ethiopia

Safaricom M-PESA Mobile Financial Services Plc 5	18.07	Ordinary shares

Safaricom Telecommunications Ethiopia Private Limited Company 5	18.07	Ordinary shares

Germany

38 Berliner Allee, 40212, Düsseldorf, Germany

MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share

Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany

OXG Glasfaser Beteiligungs GmbH	50.00	Ordinary shares

OXG Glasfaser GmbH	50.00	Ordinary shares

Nobelstrasse 55, 18059, Rostock, Germany

Verwaltung Urbana Teleunion Rostock GmbH 3	50.00	Ordinary shares

Prinzenallee 11-13, 40549, Düsseldorf, Germany

Oak Holdings 1 GmbH	50.00	Ordinary shares

Oak Holdings 2 GmbH	50.00	Ordinary shares

Oak Holdings GmbH	50.00	Ordinary shares

Oak Renewables GmbH	50.00	Ordinary shares

Vantage Towers AG	44.66	Ordinary shares

Vantage Towers Erste Verwaltungsgesellschaft GmbH 4	44.66	Ordinary shares

202 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Greece

2 Adrianeiou str, Athens, 11525, Greece

Vantage Towers Single Member Societe Anonyme 4	44.66	Ordinary shares

12 Rizareiou str, Halandri, 15233, Greece

Tilegnous IKE	33.29	Ordinary shares

43-45 Valtetsiou Str., Athens, Greece

Safenet N.P,A.	24.97	Issued shares

Marathonos Ave 18 kn & Pylou, Pallini, Attica, 15351 Greece

Victus Networks S.A.	49.94	Ordinary shares

Hungary

Boldizsár utca 2, Budapest, 1112, Hungary

Vantage Towers Zártkörűen Működő, Részvénytársaság 4	44.66	Ordinary shares

India

10 th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India

Vodafone Foundation 6	24.03	Ordinary shares

Vodafone Idea Next-Gen Solutions Limited 6	24.39	Ordinary shares

Vodafone Idea Shared Services Limited 6	24.39	Ordinary shares

Vodafone Idea Technology Solutions Limited 6	24.39	Ordinary shares

You Broadband India Limited 6	24.39	Equity shares

Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India

Vodafone Idea Limited	24.39	Equity shares

Vodafone Idea Manpower Services Limited 6	24.10	Ordinary shares

Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India

Vodafone Idea Business Services Limited 6	24.39	Ordinary shares

Vodafone Idea Communication Systems Limited 6	24.39	Ordinary shares

Vodafone Idea Telecom Infrastructure Limited 6	24.39	Ordinary shares

Ireland

Mountainview, Leopardstown, Dublin 18, Ireland

Vantage Towers Limited 4	44.66	Ordinary shares

The Herbert Building, The Park, Carrickmines, Dublin, Ireland

Siro DAC	50.00	Ordinary shares

Siro JV Holdco Limited	50.00	Ordinary B shares

Italy

Via Gaetana Negri 1, 20123, Milano, Italy

Infrastrutture Wireless Italiane S.p.A.	16.79	Ordinary shares

Company name	% of share class held by Group companies	Share class

Kenya

6 th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya

M-PESA Holding Co. Limited	27.74	Ordinary equity shares

LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya

Safaricom PLC	27.74	Ordinary shares

Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya

M-PESA Africa Limited 5	46.42	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street SCA	50.00	Ordinary B shares, Ordinary C shares

Netherlands

Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands

Vodafone Antennelocaties B.V.	50.00	Ordinary shares

Vodafone Libertel B.V.	50.00	Ordinary shares

Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands

Amsterdamse Beheer-en Consultingmaatschappij B.V.	50.00	Ordinary shares

Esprit Telecom B.V.	50.00	Ordinary shares

Vodafone Financial Services B.V.	50.00	Ordinary shares

Vodafone Nederland Holding I B.V.	50.00	Ordinary shares

Vodafone Nederland Holding II B.V.	50.00	Ordinary shares

VodafoneZiggo Employment B.V.	50.00	Ordinary shares

VodafoneZiggo Group B.V.	50.00	Ordinary shares

VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares

VZ Financing I B.V.	50.00	Ordinary shares

VZ Financing II B.V.	50.00	Ordinary shares

VZ FinCo B.V.	50.00	Ordinary shares

VZ PropCo B.V.	50.00	Ordinary shares

VZ Secured Financing B.V.	50.00	Ordinary shares

Ziggo B.V.	50.00	Ordinary shares

Ziggo Deelnemingen B.V.	50.00	Ordinary shares

Ziggo Netwerk II B.V.	50.00	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 203

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Ziggo Real Estate B.V.	50.00	Ordinary shares

Ziggo Services B.V.	50.00	Ordinary shares

Ziggo Services Employment B.V.	50.00	Ordinary shares

Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares

Ziggo Zakelijk Services B.V.	50.00	Ordinary shares

ZUM B.V.	50.00	Ordinary shares

Media Parkboulevard 2, 1217 WE Hilversum, Netherlands

Liberty Global Content Netherlands B.V.	50.00	Ordinary shares

Regus, 3 More London Riverside, London SE1 2RE

Global Partnership for Ethiopia B.V.	18.07	Ordinary shares

Rivium Quadrant 175, 2909 LC, Capelle aan den Ijssel, Netherlands

Central Tower Holding Company B.V. 4	44.66	Ordinary shares

Winschoterdiep 60, 9723 AB Groningen, Netherlands

Ziggo Bond Company B.V.	50.00	Ordinary shares

Ziggo Netwerk B.V.	50.00	Ordinary shares

Portugal

Av. D. João II, n° 36 - 8° Piso, 1998 - 017, Parque das Nações, Lisboa, Portugal

DABCO Portugal, Lda	80.20	Ordinary shares

Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.°, 1495-131 Algés, Oeiras, Portugal

Vantage Towers, S.A. 4	44.66	Ordinary shares

Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Naçőes, Lisboa, Portugal

Sport TV Portugal, S.A.	25.00	Nominative shares

SÍTIO Sete Rios - Praça Nuno Rodrigues dos Santos, 7, 1600-171, Lisboa, Portugal

Dual Grid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares

Romania

Calea Floreasca no. 169A, 3 rd floor, District 1, Bucharest, Romania

Vantage Towers S.R.L. 4	44.66	Ordinary shares

Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania

Netgrid Telecom SRL	50.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

Russian Federation

Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation

Autoconnex Limited	35.00	Ordinary shares

South Africa

76 Maude Street, Sandton, Johannesberg, 2196, South Africa

Waterberg Lodge (Proprietary) Limited 5	32.55	Ordinary shares

Celtis Plaza North, 1085 Schoeman Street, Hatfield, Pretoria, 0028, South Africa

Afri G I S (Pty) Ltd 5	21.16	Ordinary shares

Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa

Canard Spatial Technologies Proprietary Limited 5	21.16	Ordinary shares

Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa

M-Pesa S.A (Proprietary) Limited 5	46.42	Ordinary shares

Spain

Calle San Severo 22, 28042, Madrid, Spain

Vantage Towers, S.L.U. 4	44.66	Ordinary shares

Tanzania, United Republic of

Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of

Vodacom Trust Limited 5 (in liquidation)	48.82	Ordinary A shares, Ordinary B shares

Türkiye

Çifte Havuzlar Mah Eski Londra Asfalti Cad No: 151/1E/301, Esenler, Istanbul, Türkiye

FGS Bilgi Islem Urunler Sanayi ve Ticaret AS	50.00	Ordinary shares

Levazim Mahallesi Vadi Caddesi Zorlu Center No:2 Ic Kapi No: 347, Besiktas, Istanbul, Türkiye

Red Haven Veri Merkezi Anonim Sirketi	50.00	Ordinary A Shares, Ordinary B Shares

United Kingdom

One Kingdom Street, London, W2 6BY, United Kingdom

DABCO Limited 8	80.00	Ordinary shares, Series A - preference shares

24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom

Digital Mobile Spectrum Limited	25.00	Ordinary shares

Floor 5, 20 Fenchurch Street, London, EC3M 3BY, United Kingdom

VodaFamily Ethiopia Holding Company Limited 5	31.47	Ordinary shares

Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom

Cable & Wireless Trade Mark Management Limited	50.00	Ordinary A shares, Ordinary B shares

Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom

Cornerstone Telecommunications Infrastructure Limited 5	22.33	Ordinary shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares

204 Vodafone Group Plc Annual Report 2025	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

United States

251 Little Falls Drive, Wilmington DE 19808, United States

PPC 1 (US) Inc.	25.05	Ordinary shares

Ziggo Financing Partnership	50.00	Partnership interest
Notes:

1.	Directly held by Vodafone Group Plc.

2.	Branches.

3.	Shareholding is indirect through Vodafone Deutschland GmbH.

4.	Shareholding is indirect through Vantage Towers A.G.

5.	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited.

6.	Includes the indirect interest held through Vodafone Idea Limited.

7.	Accenture Holdings B.V. holds 20% of the total voting rights in Vodafone Shared Operations Limited.

8.	SC DABCO Management LLC has joint control rights over DABCo Limited.
Selected financial information
The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group.

	Vodacom Group Limited

	2025 €m	2024 € m

Summary comprehensive income information

Revenue	7,791	7,420

Profit for the financial year	1,058	920

Other comprehensive expense	(121)	217

Total comprehensive income	937	1,137

Other financial information

Profit for the financial year allocated to non-controlling interests	422	368

Dividends paid to non-controlling interests	249	260

Summary financial position information

Non-current assets	8,002	7,517

Current assets	3,808	3,437

Total assets	11,810	10,954

Non-current liabilities	(3,535)	(3,198)

Current liabilities	(3,802)	(3,446)

Total assets less total liabilities	4,473	4,310

Equity shareholders’ funds	3,353	3,275

Non-controlling interests	1,120	1,035

Total equity	4,473	4,310

Statement of cash flows

Net cash inflow from operating activities	2,573	2,285

Net cash outflow from investing activities	(1,101)	(943)

Net cash outflow from financing activities	(1,328)	(1,276)

Net cash inflow/(outflow)	144	66

Cash and cash equivalents brought forward	1,052	1,075

Exchange loss on cash and cash equivalents	(8)	(89)

Cash and cash equivalents	1,188	1,052

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report 2025 205

32. Subsidiaries exempt from audit
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2025.

Name	Registration number

Cable & Wireless Aspac Holdings Limited	04705342

Cable & Wireless CIS Services Limited	02964774

Cable & Wireless Europe Holdings Limited	04659719

Cable & Wireless UK Holdings Limited	03840888

Cable & Wireless Worldwide Limited	07029206

Cable and Wireless Nominee Limited	03249884

Energis (Ireland) Limited	NI035793

Energis Communications Limited	02630471

Energis Squared Limited	03037442

London Hydraulic Power Company (The)	ZC000055

Project Telecom Holdings Limited	03891879

Eastern Leasing Company Limited (The)	01672832

Thus Group Holdings Limited	SC192666

Thus Group Limited	SC226738

Vodafone 2.	04083193

Vodafone Consolidated Holdings Limited	05754561

Vodafone Corporate Secretaries Limited	02357692

Vodafone Distribution Holdings Limited	03357115

Vodafone Enterprise Corporate Secretaries Limited	02303594

Vodafone Enterprise Equipment Limited	01648524

Vodafone Enterprise Europe (UK) Limited	03137479

Vodafone European Investments	03961908

Vodafone Finance Management	02139168

Vodafone International Operations Limited	02797438

Vodafone Investments Limited	01530514

Vodafone IOT UK Limited	15364581

Vodafone IP Licensing Limited	06846238

Vodafone Nominees Limited	01172051

Vodafone Overseas Finance Limited	04171115

Vodafone Partner Services Limited	04012582

Vodafone UK Investments Limited	02227940

Name	Registration number

Vodafone UK Trading Holdings Limited	14903490

Your Communications Group Limited	04171876

33. Subsequent events
Merger of Vodafone and Three in the UK
On 31 May 2025, the planned transaction between the Group and CK Hutchison Group Telecom Holdings Limited completed, after which the Group owns 51% of both Vodafone Limited and Hutchison 3G UK Holdings Limited. Further details are provided in note 27 ‘Acquisitions and disposals’.
Share buyback programme
On 20 May 2025, the Group commenced a programme to repurchase its ordinary share capital up to a maximum consideration of
€
500 million. The programme will end no later than 23 July 2025.

206	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	207

This page is intentionally left blank.

208	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	209

This page is intentionally left blank.

210	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	211

This page is intentionally left blank.

212	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	213

Non-GAAP measures - Unaudited information

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page

Performance metrics

Organic revenue growth	Page 214	Revenue	Pages 215 and 216

Organic service revenue growth	Page 214	Service revenue	Pages 215 and 216

Organic mobile service revenue growth	Page 214	Service revenue	Pages 215 and 216

Organic fixed service revenue growth	Page 214	Service revenue	Pages 215 and 216

Organic Vodafone Business service revenue growth	Page 214	Service revenue	Pages 215 and 216

Organic financial services revenue growth in South Africa	Page 214	Service revenue	Page 215

M-Pesa revenue	Page 214	Service revenue	Page 215

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustments	Page 214	Service revenue	Pages 215 and 216

Organic Adjusted EBITDAaL growth	Page 214	Not applicable	Page 215

Financing metrics

Adjusted net financing costs	Page 24	Net financing costs	Page 24

214	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Non-GAAP measures - Unaudited information (continued)

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflationary adjustments in Türkiye and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

–	Revenue;

–	Service revenue;

–	Mobile service revenue;

–	Fixed service revenue;

–	Vodafone Business service revenue;

–	Financial services revenue in South Africa;

–	M-Pesa revenue;

–	Adjusted EBITDAaL; and

–	Adjusted EBITDAaL margin.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

–	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

–	It is used for internal performance analysis; and

–

It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustments

This growth metric presents performance in Türkiye excluding the hyperinflationary adjustments recorded in the Group’s consolidated financial statements in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	215

Non-GAAP measures - Unaudited information (continued)

Year ended 31 March 2025	FY25 €m	FY24 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %

Service revenue

Germany	10,876	11,453	(5.0)	–	–	(5.0)
Mobile service revenue	4,998	5,059	(1.2)	–	–	(1.2)

Fixed service revenue	5,878	6,394	(8.1)	–	–	(8.1)
UK	5,887	5,631	4.5	–	(2.6)	1.9
Mobile service revenue	4,261	4,142	2.9	–	(2.6)	0.3

Fixed service revenue	1,626	1,489	9.2	–	(2.7)	6.5

Other Europe	4,805	4,722	1.8	–	0.3	2.1

Türkiye[1]	2,484	1,746	42.3	16.5	24.6	83.4

Africa	6,172	5,951	3.7	–	7.6	11.3

Common Functions	663	559

Eliminations	(129)	(150)

Total service revenue	30,758	29,912	2.8	0.4	1.9	5.1

Other revenue	6,690	6,805

Revenue	37,448	36,717	2.0	0.4	1.6	4.0

Other growth metrics

Vodafone Business (‘VB’) - Service revenue	8,003	7,735	3.5	0.1	0.4	4.0

Germany - VB service revenue	2,366	2,422	(2.3)	–	–	(2.3)

UK - VB service revenue	2,179	2,144	1.6	–	(2.5)	(0.9)

Other Europe - VB service revenue	1,561	1,502	3.9	–	0.5	4.4

Türkiye - VB service revenue	375	233	60.9	18.6	27.6	107.1

Africa - Vodacom Business service revenue	1,126	1,068	5.4	–	4.6	10.0

South Africa - Financial services revenue	176	157	12.1	–	(4.2)	7.9

Vodacom International M-Pesa	428	389	10.0	–	1.3	11.3

Egypt - Vodafone Cash revenue	114	96	18.8	–	61.3	80.1

Note:

1.

Reported service revenue growth in Türkiye of 42.3% includes -2.9pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of these hyperinflationary adjustments was 45.2%.

Year ended 31 March 2025	FY25 €m	FY24 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %

Adjusted EBITDAaL
Germany	4,384	5,017	(12.6)	-	-	(12.6)
UK	1,558	1,408	10.7	-	(2.8)	7.9
Other Europe	1,510	1,516	(0.4)	-	0.4	-
Türkiye	842	510	65.1	16.7	28.7	110.5
Africa	2,593	2,539	2.1	-	8.1	10.2

Percentage point change in Adjusted EBITDAaL margin
Germany	36.0%	38.7%	(2.7)	-	-	(2.7)
UK	22.0%	20.6%	1.4	-	-	1.4
Other Europe	26.5%	27.5%	(1.0)	-	-	(1.0)
Türkiye	27.3%	21.6%	5.7	1.0	-	6.7
Africa	33.3%	34.2%	(0.9)	-	0.7	(0.2)

216	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Non-GAAP measures - Unaudited information (continued)

Quarter ended 31 March 2025	Q4 FY25 €m	Q4 FY24 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %
Service revenue
Germany	2,670	2,839	(6.0)	–	–	(6.0)
Mobile service revenue	1,242	1,257	(1.2)	–	–	(1.2)
Fixed service revenue	1,428	1,582	(9.7)	–	–	(9.7)
UK	1,489	1,409	5.7	–	(2.6)	3.1
Mobile service revenue	1,057	1,012	4.4	–	(2.6)	1.8
Fixed service revenue	432	397	8.8	–	(2.4)	6.4
Other Europe	1,194	1,181	1.1	–	(0.3)	0.8
Türkiye[1]	605	525	15.2	22.1	35.9	73.2
Africa	1,614	1,484	8.8	–	4.7	13.5
Common Functions	176	140
Eliminations	(28)	(32)
Total service revenue	7,720	7,546	2.3	1.0	2.1	5.4
Other revenue	1,641	1,842
Revenue	9,361	9,388	(0.3)	1.0	2.1	2.8

Other growth metrics
Vodafone Business (‘VB’) - Service revenue	2,062	1,979	4.2	0.6	0.3	5.1
Germany - VB service revenue	588	605	(2.8)	–	–	(2.8)
UK - VB service revenue	565	545	3.7	–	(2.4)	1.3
Other Europe - VB service revenue	405	399	1.5	–	(0.3)	1.2
Türkiye - VB service revenue	98	71	38.0	23.8	43.3	105.1
Africa - Vodacom Business service revenue	296	270	9.6	–	1.9	11.5

Note:

1.

Reported service revenue growth in Türkiye of 15.2% (Q3 FY25: 97.5%) includes -37.3pps (Q3 FY25: 44.4pps) in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of these hyperinflationary adjustments was 52.5% (Q3 FY25: 53.1%).

Quarter ended 31 December 2024	Q3 FY25 €m	Q3 FY24 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %
Service revenue
Germany	2,706	2,892	(6.4)	–	–	(6.4)
Mobile service revenue	1,259	1,272	(1.0)	–	–	(1.0)
Fixed service revenue	1,447	1,620	(10.7)	–	–	(10.7)
UK	1,507	1,400	7.6	–	(4.3)	3.3
Mobile service revenue	1,096	1,034	6.0	–	(4.2)	1.8
Fixed service revenue	411	366	12.3	–	(4.7)	7.6
Other Europe	1,201	1,175	2.2	–	0.4	2.6
Türkiye[1]	776	393	97.5	13.7	(27.8)	83.4
Africa	1,607	1,543	4.1	–	7.5	11.6
Common Functions	165	137
Eliminations	(33)	(35)
Total service revenue	7,929	7,505	5.6	(0.2)	(0.2)	5.2
Other revenue	1,882	1,841
Revenue	9,811	9,346	5.0	(0.1)	(0.8)	4.1

Other growth metrics
Vodafone Business (‘VB’) - Service revenue	2,051	1,943	5.6	(0.2)	(1.1)	4.3
Germany - VB service revenue	594	612	(3.0)	–	–	(3.0)
UK - VB service revenue	560	540	3.7	–	(4.1)	(0.4)
Other Europe - VB service revenue	395	375	5.3	–	0.5	5.8
Türkiye - VB service revenue	115	53	117.0	15.4	(29.6)	102.8
Africa - Vodacom Business service revenue	289	271	6.6	–	4.2	10.8

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	217

This page is intentionally left blank.

218	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	219

This page is intentionally left blank.

220	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	221

This page is intentionally left blank.

222	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

This page is intentionally left blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	223

Shareholder information

Unaudited information

2025/26 financial calendar key dates

Ex-dividend date for final dividend for ordinary shareholders	5 June 2025

Ex-dividend date for final dividend for ADR holders	6 June 2025

Record date for final dividend	6 June 2025

AGM	29 July 2025

Final dividend payment	1 August 2025

Useful contacts

The Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

Telephone: +44 (0) 371 384 2532

See help.shareview.co.uk for more information about this service

ADS holders

EQ Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0504 United States of America

Telephone: +1 800 990 1135 (toll free), or for calls from outside the United States: +1 651 453 2128

See shareowneronline.com for more information about this service

Shareholder information

Managing your shares via Shareview

Our share registrar, Equiniti, operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments, as well as a facility to help manage their holdings online, such as being able to:

–	update your details online including your address and dividend payment instructions;
–	buy and sell shares easily;
–	receive certain shareholder communications electronically;
–	send your general meeting voting instructions in advance of shareholder meetings;
–	view information about and join the Vodafone Group Plc Dividend Reinvestment Plan (‘DRIP’); and
–	access your online statements.

Equiniti also offers an internet and telephone share dealing service to existing shareholders.

See shareview.co.uk for more information about this service

Shareholders with any queries regarding their holding should contact Equiniti on the contact details above.

Shareholders may also find the Investors section of our corporate website useful for general queries and information about the Company.

See vodafone.com/investor for further details

AGM

Our forty-first AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on Tuesday, 29 July 2025 at 10.00 am.

Shareholder communications

We are taking steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company’s website, thus supporting our efforts to reduce our impact on the environment.

A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents.

We encourage all our shareholders to sign up for this service. You can register for this service at shareview.co.uk or by contacting Equiniti on the telephone number provided on the left of this page.

See vodafone.com/investor for further information about this service

ShareGift

We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, with the proceeds being passed on to a wide range of UK charities.

See sharegift.org or call +44 (0)20 7930 3737 for further details

Warning to shareholders (‘boiler room’ scams)

Over recent years, we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities that turn out to be worthless or simply do not exist.

These approaches are usually made by unauthorised companies and individuals and are commonly known as ‘boiler room’ scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.

See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities

Dividends

Read more on the dividend amount per share on pages 29 and 153.

Euro dividends

Dividends are declared in euros to align with the functional currency of the Company, and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend.

Payment of dividends by direct credit

We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ designated accounts on the same day payment is made. For ordinary shareholders, a dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February.

Dividend reinvestment plan

We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, EQ Shareowner Services, maintains the Global Invest Direct Program, which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility.

See vodafone.com/dividends for further information about dividend payments

Taxation of dividends

See page 227 for details on dividend taxation.

Shareholders as at 31 March 2025

Number of ordinary shares held	Number of accounts	% of total of issued shares

1–1,000	18,831	0.02

1,001–5,000	8,744	0.08

5,001–50,000	3,778	0.18

50,001–100,000	253	0.07

100,001–500,000	413	0.38

More than 500,000	829	99.26

224	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Shareholder information continued

Unaudited information

Major shareholders

As at 27 May 2025, J.P. Morgan, as custodian of our ADR programme, held approximately 13.88% of our ordinary shares of 2020/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 343,981,910.

As at 27 May 2025, 1,132 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company.

As at 31 March 2025, the following voting rights and percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rule (‘DTR’) 5, had been notified to the Directors.

Shareholder	Voting rights	Shareholding1

Emirates

Telecommunications

Group Company

PJSC (‘e&’)	3,944,743,685	15.009711%

BlackRock, Inc.	1,743,626,604	6.50%

Liberty Global plc	1,355,000,000	5.018300%

Norges Bank	803,179,853	3.0004%

Notes:

1.	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with DTR 5.
2.	On 14 February 2025, e& and two of its affiliates reported a total shareholding in Vodafone of 15.62% as of 11 February 2025 in a Schedule 13D filing with the SEC’

The Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2025 and 2 June 2025.

As far as the Company is aware, between 1 April 2022 and 3 June 2025, no shareholder held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) J.P. Morgan, as custodian of our ADR program and (ii) e&, BlackRock, Inc., Liberty Global plc and Norges Bank (as described above).

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 3 June 2025, the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Other information

Articles of Association and applicable English law

The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.

Full details of where copies of the Articles of Association can be obtained are detailed on page 226 under ‘Documents on display’.

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders.

Articles of Association

The Company’s Articles of Association do not specifically restrict the objects of the Company.

Directors

The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution.

Under the Company’s Articles of Association, a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association.

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

Purchase of own shares

The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2024 AGM. The Company will be seeking a renewal of its current permission from shareholders to purchase up to 15% of its own shares at the 2025 AGM.

In March 2024, following a broad capital allocation review and consideration of the investment profile within the Group’s reshaped strategic footprint, we announced the intention to commence a share buyback programme following the sale of Vodafone Spain to Zegona Communications Plc and the opportunity for further share buybacks following the sale of Vodafone Italy to Swisscom AG.

Between (i) 15 May 2024 and 6 August 2024, (ii) 7 August 2024 and 13 November 2024, (iii) 14 November 2024 and 23 January 2025 and (iv) 4 February 2025 and 19 May 2025, Vodafone undertook non-discretionary share buyback programmes with Morgan Stanley & Co. International Plc, Goldman Sachs International, Citigroup Global Markets Limited, and Goldman Sachs International respectively following the sale of Vodafone Spain to Zegona Communications Plc.

Following the completion of the sale of Vodafone Italy to Swisscom AG on 31 December 2024, the Board approved the launch of a further non-discretionary share buyback programme of up to €2 billion, split into quarterly rolling programmes. As part of this, an initial €500 million share buyback programme commenced on 20 May 2025 with Citigroup Global Markets Limited.

As at 27 May 2025, the Company has purchased 1,804,297,088 ordinary shares under those programmes, which is below the number permitted to be purchased by the Company pursuant to the authority granted by the shareholders at the 2024 AGM.

Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy.

At each AGM, all Directors who are to remain on the Board, shall offer themselves for election or re-election, as applicable, in accordance with the Company’s Articles of Association and in the interests of good corporate governance.

Read more on the Remuneration Policy on pages 107–112

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	225

Shareholder information continued

Unaudited information

Rights attaching to the Company’s shares

At 31 March 2025, the issued share capital and percentage of total share capital represented by each share class of the Company was as follows.

	Number	Percentage

Preference shares	50,000	0.0002%

Ordinary shares (excluding treasury shares)	24,965,472,590	94.6080%

Treasury shares	1,422,813,312	5.3918%

Ordinary shares (total)	26,388,285,902	99.9998%

Total shares (preference and ordinary)	26,388,335,902	100.0000%

Dividend rights

Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits that the Directors have resolved should be distributed.

The fixed rate shares do not have any other right to share in the Company’s profits.

Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution.

Dividends on ordinary shares can be paid to shareholders in whichever currency the Directors decide, using an appropriate exchange rate for any currency conversions that are required.

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

Voting rights

At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution that is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chair of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded.

Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company.

Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs.

Employees who hold vested shares in an EquatePlus account are able to vote by submitting instructions online through the EquatePlus platform. Note there are two vested share accounts with Computershare (SPA, in respect of shares arising from a SAYE exercise, and MyShareBank, in respect of vested shares from the Global Incentive Plan).

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

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which includes the Company’s ordinary shares and securities convertible into ordinary shares) that are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2024 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles.

See vodafone.com/agm for further details of such proposals provided in the 2025 Notice of AGM

Disclosure of interests in the Company’s shares

There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although such requirements exist under the DTRs.

General meetings and notices

Subject to the Articles of Association, AGMs are held at such times and places as determined by the Directors of the Company. The Directors may also, when they see fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006.

An AGM is required to be called on no less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors, but no later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006.

Under section 336 of the Companies Act 2006, the AGM must be held each calendar year and within six months of the Company’s year end.

226	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Shareholder information continued

Unaudited information

Variation of rights

If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class.

At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy no less than one third in nominal value of the issued shares of the class, or if such quorum is not present at an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally, with, or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.

Limitations on transfer, voting and shareholding

As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, which apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006.

No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities.

Documents on display

The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (the ‘SEC’). These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference rooms can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov.

Click to download a copy of the Company’s Articles of Association. Copies can also be obtained from the Company’s registered office

Material contracts

At the date of this Annual Report, the Group is not party to any contracts that are considered material to its results or operations except for:

–

its EUR 3,840,000,000 (as increased to EUR 4,050,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 ‘Borrowings’ to the consolidated statements;

–

the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 ‘Acquisitions and disposals’ to the consolidated financial statements;

–

the Relationship Agreement entered into with Emirates Telecommunications Group Company PJSC (‘e&’) on 11 May 2023, relating to (i) the proposed appointment of up to two individuals nominated by e& as non-executive directors to the Board of Vodafone Group Plc and (ii) the ongoing relationship between e& and the Company.

–

the Contribution Agreement dated 14 June 2023 between Brilliant Design (BVI) Limited (formerly known as Brilliant Design Limited), CK Hutchison Group Telecom Holdings Limited, CK Hutchison Holdings Limited, Vodafone International Operations Limited and Vodafone UK Trading Holdings Limited relating to the merger of Vodafone UK and Three UK; and

–

the Shareholder Agreement dated 31 May 2025 between Vodafone International Operations Limited, Vodafone Group Plc, Brilliant Design (BVI) Limited, CK Hutchison Group Telecom Holdings Limited and Vodafone UK Trading Holdings Limited relating to the merger of Vodafone UK and Three UK.

Exchange controls

There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations.

Taxation

As tax is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	227

Shareholder information continued

Unaudited information

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

–	an individual citizen or resident of the United States;
–	a US domestic corporation;
–	an estate, the income of which is subject to US federal income tax regardless of its source; or
–

a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership.

This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax.

Taxation of dividends

UK taxation

Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt.

Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable (currently up to 39.35%) where the income received in a single tax year is above the dividend allowance (currently £500) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance.

US federal income taxation

Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

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

The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income.

Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes.

228	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Shareholder information continued

Unaudited information

Taxation of capital gains

UK taxation

A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs.

However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder:

–	is a citizen of the US and is resident in the UK;
–

is an individual who realises such a gain during a period of ‘temporary non-residence’ (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK);

–	is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or
–

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

US federal income taxation

Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

Additional tax considerations

UK inheritance tax

An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. The above description does not take into account any change in law or practice that may arise from proposed changes announced by the UK government on 30 October 2024 to the taxation of non-UK domiciled individuals, and specific professional advice should be sought on this matter if relevant.

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

However, such transfers will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements. Specific professional advice should be sought before paying a 1.5% SDRT or stamp duty charge in any circumstances.

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

SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT.

PFIC rules

We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs.

Otherwise a US holder would be treated as if he or she has realised such gain and certain ‘excess distributions’ rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under ‘Taxation of dividends – US federal income taxation’.

Back-up withholding and information reporting

Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements.

Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	229

History and development

Unaudited information

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted the development of the Group. The most significant in the year ended 31 March 2025 are summarised below.

–

On 31 May 2024, after receiving the final approval from the Spanish authorities on 14 May 2024, the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) completed for €4.1 billion in cash and €0.9 billion in the form of redeemable preference shares. On 15th May 2024, Vodafone commenced an initial €500 million share buyback programme as part of the plans to return €2.0 billion over 12 month following.

–

On 3 July 2024 Vodafone UK and Virgin Media agreed to extend and enhance their existing mobile network sharing agreement for more than a decade, bolstering quality mobile coverage across the country and delivering improved services for customers.

–

On 5 December 2024, following the previous announcement on 14 June 2023 of the combination of Vodafone Group and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’) UK telecommunication businesses, respectively Vodafone UK and Three UK (the ‘Transaction’), after 18 months of detailed and thorough analysis, the UK’s Competition and Markets Authority (‘CMA’) approved the combination of Vodafone UK and Three UK.

On 29 July 2024, Vodafone confirmed that the Transaction was classified as a significant transaction and Vodafone shareholder approval was no longer required. On 30 September 2024, Vodafone UK and Three UK responded to the CMA’s Notice of Possible Remedies.

–

On 2 January 2025 Vodafone Group Plc (‘Vodafone’) announced that it completed the sale of its Italian operations (‘Vodafone Italy’) to Swisscom AG (‘Swisscom’) for €7.9 billion in cash. The transaction valued Vodafone Italy at a multiple of 7.6x consensus Adjusted EBITDAaL and c.26x OpFCF for FY24, representing a premium to the Group’s trading multiple and the highest OpFCF multiple of any Vodafone market transaction in the last 10 years. As part of the transaction, Vodafone and Swisscom entered into an agreement whereby Vodafone will continue to provide certain services to Vodafone Italy for a period of up to five years post deal completion. Proceeds from this sale will be used to reduce Vodafone Group net debt and the Board will target to return to shareholders up to €2.0 billion, as already expressed in the announcement of the transaction dated 15 March 2024, once the current buyback programme has completed.

–

On 10 January 2025, further to the announcements on 4 December 2024 and 19 June 2024, Vodafone Group Plc (‘Vodafone’) announces that it has successfully completed the placing of its remaining 79.2 million shares in Indus Towers Limited (‘Indus’) representing the remaining 3.0% of Indus’ outstanding share capital through an accelerated book build offering (the ‘Placing’) on 5 December 2024.

–	Subsequent event: On 31 May 2025, Vodafone UK completed it’s merger with Three UK.

Click here to view a simplified holding structure for the Vodafone Group: investors.vodafone.com/ VodafoneGroupHoldingStructure

Read more in our financial statements, note 12 ‘Investments in associate and joint arrangements’

Regulation

Unaudited information

Introduction

Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional levels and in the European Union (‘EU’), where we had significant interests during the period ended 31 March 2025. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

EU

In June 2024, EU citizens were called upon to elect the new European Parliament. This also resulted in a pause for new legislation. With the start of the new Commission, in December 2024, a new legislative cycle began.

Telecommunications regulation

In February 2024, the European Commission (‘EC’) adopted a digital connectivity package aimed at fostering innovation, security and resilience of digital infrastructures. The package includes (i) a White Paper on ‘How to master Europe’s digital infrastructure needs?’, and (ii) a Recommendation on the security and resilience of submarine cable infrastructures. A public consultation on the White Paper ran until 30 June 2024. The contributions to the White Paper will inform the work of the new EC, which is expected to propose a revision of the telecommunications framework by the end of 2025.

Supporting the EC’s work, reports by Enrico Letta and Mario Draghi considering the EU Single Market and European Competitiveness, were published in April and September 2024 respectively. These reports push for an urgent overhaul of the sectoral regulatory framework. Draghi’s report not only endorses the European Commission’s telecoms problem statement but elevates telecom as a top priority for the upcoming mandate, suggesting an EU Telecoms Act as a key framework overhaul. Letta’s conclusions advocate for an updated EU single market to secure Europe’s economic resilience. These reports provide political guidance and will feed into the work of the new EC.

Additionally, on 11 February 2025 the European Commission published its Work Programme for 2025, which builds on its Competitiveness Compass, published on 29 January 2025. The Competitiveness Compass outlined the Commission’s strategy through 2029, to achieve EU’s competitiveness, economic security and industrial decarbonisation, while the Work Programme focuses on the immediate initiatives for 2025. Key priorities for Vodafone from both documents include (i) the Digital Networks Act, scheduled for presentation in late 2025, which aims, inter alia, at improving market incentives to build the digital networks of the future, at creating an integrated Single market for connectivity, and a more coordinated EU spectrum policy, and (ii) the revision of the Horizontal Merger Guidelines, which currently does not have a set publication date. This revision is set to ensure that companies can scale up in global markets and that innovation, resilience and the investment intensity of competition in certain strategic sectors are given adequate weight in light of the EU economy’s acute need. Other relevant initiatives include, the Apply AI Strategy, the 28th regime, the New State Aid Framework, the Single Market Strategy, the Digital package, and the several Omnibus packages on sustainability, investment simplification and defence.

230	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Regulation continued

Unaudited information

On infrastructure deployment, the Gigabit Infrastructure Act (‘GIA’), revising the 2014 Broadband Cost Reduction Directive, was adopted by the co-legislators at the end of April 2024. As part of this, legislators agreed to prolong the current caps on retail surcharges until 2029. Full abolition of retail surcharges from 2029 onwards is conditional on (i) an EC review/impact assessment by 2027 and (ii) an EC implementing act on fair use provisions by 2028. Otherwise, the caps will expire in 2032.

On roaming, in 2023, the EU-Ukraine Association Committee in Trade Configuration and the EU-Moldova Association Committee in Trade Configuration separately adopted decisions to apply EU ‘roam like at home’, intra-EU communication provisions and EU fixed termination rates (‘FTR’), and mobile termination rates (‘MTR’, only Ukraine) between the EU and Ukraine/the EU and Moldova. Ukraine has notified its transposition of EU telecom law to the Commission in December 2024. The Commission is now in the process of confirming Ukraine’s correct implementation and triggering a Council decision. As final step, the trade committee under the EU-Ukraine Association Agreement needs to sign off Ukraine’s internal market treatment. The timeline is uncertain due to the novelty of the procedure, but it is anticipated to conclude by July 2025 when the voluntary industry agreement on connectivity support of Ukraine expires. The timeframe for transposition by Moldova is one year for intra-EU communications and two years for roaming and MTR/FTR after implementation of the decision.

On wholesale termination rates, in December 2024, the Commission published its mobile cost model study results, which will inform this year’s review of EU wholesale roaming and mobile termination rates. The study does not prejudge any future policy decisions by the Commission including on the regulated rates which will consider further inputs and market considerations.

The cost model study will feed into BEREC’s opinion on the roaming review (expected Q1 2025) and into the EC review of the roaming regulation (due mid-2025) and the MTR regulation (end-2025). However, the Commission might decide to not proceed with an update of the Roaming Regulation before mid-2027.

On network security, the final compromise text of the Cyber Resilience Act (‘CRA’) was published in the Official Journal of the European Union on 20 November 2024. The CRA introduces horizontal cybersecurity requirements for products with digital elements and associated services that are placed on the European single market. Products in scope will be subject to conformity assessment. Highly critical products will be subject to European cybersecurity certification schemes.

Digital platform regulation

The Digital Markets Act (‘DMA’) became fully enforceable in March 2024 and enforcement proceedings are now underway. Currently, seven companies are designated as Gatekeepers under the DMA, and are therefore required to take steps to comply with the regulation and evidencing this in the form of a report to be audited by the EC.

Upon entry into force, the EC immediately launched investigations into three Gatekeepers for possible non-compliance with their obligations under the DMA: Apple, Alphabet/Google, and Meta. These investigations focus inter alia on conditions and charges for developers within the Apple and the Google platform environment. Within 12 months from the launch of the investigations, the companies under investigation will receive preliminary findings from the EC that they (and other stakeholders) can respond to. The EC will then make a final decision. Gatekeepers will have two months to appeal to the EU courts if they disagree with the findings of the final decision, otherwise they must comply.

The Digital Services Act (‘DSA’) became fully enforceable in February 2024. Since then, online platforms and other intermediaries have been subject to new and updated rules on content moderation and due diligence. The EC has also now designated 20 firms as Very Large Online Platforms (‘VLOPS’), with additional obligations and subject to its direct supervision. The EC has opened enforcement proceedings into a number of VLOPs including Meta, TikTok and X.

The AI Act entered into force on 1 August 2024. Enforcement will take place over a two-year time scale, starting with the prohibited AI systems from 2 February 2025 and concluding with the rules for high-risk AI systems by August 2026. Vodafone has signed a voluntary AI Pact, which launched in September 2024, allowing companies to assess their compliance with the Act by adhering to several baseline commitments.

Sustainability regulation

The EC’s first two Omnibus were published on 26 February 2025: (1) Omnibus on Sustainable Reporting Obligations, and (2) Omnibus to simplify InvestEU. The first Omnibus aims to streamline and simplify corporate sustainability rules, by consolidating reporting obligations across the Corporate Sustainability Reporting Directive (‘CSRD’), the Corporate Sustainability Due Diligence Directive (‘CSDDD’), the Carbon Border Adjustment Mechanism (‘CBAM’) and the EU Taxonomy, thus reducing compliance burdens while addressing concerns over Europe’s economic competitiveness and regulatory complexity.

The second Omnibus aims to enhance the InvestEU programme’s risk-bearing capacity, mobilising up to €50 billion in public and private investment, particularly in clean tech, clean mobility, and waste reduction. It also includes the creation of a new Industrial Decarbonisation Bank with €100 billion in funding, linked to the Clean Industrial Deal’s pillar for investment.

On 26 February 2025, the EC launched the Clean Industrial Deal (‘CID’), a proposed policy package aimed at supporting European industries in transitioning to a carbon-neutral economy while maintaining global competitiveness. This framework will include legislative and non-legislative initiatives, for example, the Decarbonisation Accelerator Act will address, inter alia, clean energy, funding and investment. On the same day, the EC launched Action Plan for Affordable Energy, which sits as a cornerstone in the CID.

The Ecodesign for Sustainable Products Regulation (‘ESPR’) establishes ecodesign requirements for placing mobile phones, cordless phones and slate tablets on the market. The Regulation entered into force on 18 July 2024. Delegated acts will be set for different products and material groups – a timetable is delayed due to the new Commission mandate.

The Green Claims Directive, which was proposed by the EC on 22 March 2023, aims at ensuring that claims on the ‘green’ nature of products are reliable, comparable and verifiable throughout the EU. This has still not been adopted, with trilogues between the EU Parliament and Council ongoing since Q3 2024. The proposed directive will require companies like Vodafone to substantiate the voluntary green claims made in business-to-consumer commercial practices.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	231

Regulation continued

Unaudited information

Country specific

Germany

Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. In March 2025, the National Regulatory Authority (‘NRA’) Bundesnetzagentur (‘BNetzA’) decided that the existing licences will be extended by five years, supplemented by a prolongation of the Vodafone allocations at 1800 MHz by three years (2034 – 2036). The prolongation implies further coverage obligations, for example, 99.5% area coverage, additional household related obligations in remote areas, as well as extended coverage of traffic routes.

In 2019, Vodafone acquired spectrum at 2.1GHz and 3.6GHz. The spectrum allocation includes coverage obligations which, depending on the specifics of the obligation, have to be fulfilled by end of either 2022 or 2024. All mobile network operators have reported on time on the status of obligation fulfilment, including given judicial or factual circumstances hindering fulfilment. For the 2022 obligations, BNetzA assessed the reports, including Vodafone’s, and informed Vodafone about the results at the end of September 2023. As a consequence, BNetzA has conducted an official hearing with Vodafone on possible fines for a minor number of cases of non-fulfilment but has not yet issued a final decision. For the 2024 obligations, BNetzA is currently assessing the reports.

In July 2022, BNetzA published the future access regulation, which will apply to the access networks of Deutsche Telekom. Under this new access regulation, BNetzA has applied a lighter regulatory approach in fibre networks than was previously applied to Deutsche Telekom’s copper networks. An important aspect of the BNetzA decision is regulated access to ducts of Deutsche Telekom. The complete operational implementation of the new approach in regulated standard offers and fees is still pending. In July 2024, BNetzA laid down the fees for access to passive infrastructure held by Deutsche Telekom, notably ducts.

United Kingdom

New Ofcom and Advertising Standards Agency MCPR regulations came into force on 17 January 2025, requiring Vodafone to prominently explain how prices will increase in pounds and pence terms. Vodafone implemented these regulations on time. Ofcom is expected to undertake a monitoring review of implementation across industry later this year.

Ofcom’s Telecom’s Access Review is now underway. It is a far-reaching consultation that will determine fixed wholesale market regulation for business connectivity and broadband services in the five years to April 2031. Ofcom have signalled that they are keen to maintain market stability with only modest changes anticipated.

Ofcom has confirmed that an auction of mmWave spectrum will be held in September/October 2025. It has additionally launched a review of annual spectrum fees, with initial proposals suggesting an annual reduction of around £10 million.

Vodacom: South Africa (‘SA’)

The NRA (‘ICASA’) has concluded its Review of the Pro-competitive Conditions imposed on licensees under the Call Termination Regulations and published its findings document on 28 March 2022. ICASA gave notice on 26 May 2023 of the Final Amendment to the Call Termination Regulations. The final regulations were published in the Government Gazette on 9 December 2024. The first reduction in MTR and FTR will be effective on 1 July 2025, with a further two reductions in July 2026 and July 2027. Asymmetric MTRs for existing mobile network operators will be removed by July 2026, whilst new entrants will be entitled to asymmetric MTRs and FTRs for three years post entry. The NRA decided to undertake a separate process on international call termination, which is currently deregulated.

On 23 June 2023, the Department of Communication and Digital Technology (‘DCDT’) published proposed amendments to the Electronic Communications Act (‘Bill’) for comment. Vodacom SA submitted written comments on the Bill on 31 August 2023. There have been no further developments since the election of the new Parliament and the establishment of the Government of National Unity.

On 29 February 2024, the NRA published draft amendments to the End-user and Subscriber Service Charter (‘EUSSC’) Regulations 2016 for comment. These relate to bundle usage sequencing and roll-over, and the transfer of bundles (or portions thereof) of voice minutes, SMS and data bundles. The NRA held a Public Hearing on 1 and 2 October 2024. Vodacom is to submit responses to questions following the Public Hearings on 25 October 2024. The final step in the process is the publications of the Final Regulations.

The NRA has initiated an inquiry into a proposed new Licensing Framework for Satellite Services with the publication of a Discussion Document. The deadline for public submissions was 12 November 2024. A public hearing was held on the 5, 6 and 7 February 2025. The NRA intends to (i) develop a transparent regulatory framework with clear rules to establish regulatory certainty for potential investors; (ii) develop procedures for authorising user-terminals operations in South African territory; (iii) review spectrum fees, taking also into account the increasing amount of bandwidth used by satellite systems operating in higher frequency bands, and; (iv) develop a procedure for registration of international space segment providers (including details of ITU coordination status of the space segment) who intend to provide a service either directly or indirectly (through existing licensed operators) to South African consumers.

The next step in the process is the publication of a Findings document, followed by the publication of Draft regulations and/or amendments, which will be sent to the Radio Spectrum Regulations for comment. The process will conclude with the publication of Final regulations and/or amendments to the Radio Spectrum Regulations. The estimated date of publication is not yet known.

Other Europe: Ireland; Portugal; Romania; Greece; Czech Republic; Albania

Spectrum

In Portugal, Vodafone Portugal continues to appeal against certain aspects of the conditions for the 5G auction, which concluded in November 2021, claiming the conditions between new entrants and mobile network operators were discriminatory. Legal proceedings are still ongoing, with no expected date of conclusion, and the rights of use remain in place in the meantime.

In Albania, the NRA (‘AKEP’) launched spectrum auctions, which took place on 17 and 24 October 2024. The NRA auctioned a quantity of 280 MHz of spectrum. Vodafone Albania (‘VFAL’) and One each won a quantity of 120 MHz spectrum. VFAL offered €5,436,500 for bands 3680–3800 MHz. One Albania offered €5,437,355 for bands 3420–3540 MHz. Both spectrum bands are offered for a fifteen years’ term, with an optional additional five years. VFAL obtained the official licence on 11 November 2024 and has since rolled out the first 5G service in Albania.

In Greece, concerns over electromagnetic field (‘EMF’) radiation triggered a residents’ petition for the annulment of the 5G Auction Tender document. Despite the auction process completing in December 2020 and the assigned spectrum already being in use by Vodafone Greece, the petition against the Tender document was heard in January 2022. The High Administrative Court by its decision no. A1046/10-07-2024 has rejected the petition for annulment of NRA’s (‘EETT’) decision. There is no further right of appeal.

232	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Regulation continued

Unaudited information

Also in Greece, institutional procedures for harmonising EMF limits have started. A Committee of Experts was set up on 30 August 2024 and are due to issue a recommendation on harmonised EMF limits, however, this has been delayed. Final adoption of this recommendation by Joint Ministerial Decision is expected by mid-2025. It is possible, however, that Government reform scenarios delay these timelines.

The Greek NRA (‘EETT’) set up a working group that will examine the spectrum allocation conditions for the Spectrum Rights of Use expiring by 2027 (900MHz and 1800MHz). The working group will explore the market interest on spectrum and after conducting the relevant public consultation will propose the spectrum allocation procedure. The NRA, following the public consultation, will propose to the Ministry the final proposed approach on the spectrum allocation conditions. Based on the timeline by the NRA, the proposal to the Ministry of Digital Governance must be completed by the end of November 2025.

In July 2023, EETT informed operators, including Vodafone, of the findings from on-site audits conducted from October 2021 to March 2023 in relation to microwave link (MwL) emissions. The findings indicated possible breaches, with possibility of fines as a consequence. MNOs were given opportunity to comment on their findings. Vodafone Greece responded to EETT’s letter and sought to obtain the proper licensing from EETT to remedy the breaches.

In January 2024, EETT called operators to a hearing on MwL emissions. Vodafone Greece contributed to this hearing process via a written memorandum and additional supporting documentation on 19 February 2024.

On assessment, EETT issued a fine of €342,000 in December 2024, with the total payable amount reduced to €228,000 due to a 1/3 discount for early payment for use of the unlicensed MwL frequencies. Vodafone appealed on 25 February 2025 before the Administrative Court of Appeal for a further reduction of the fine.

EETT continues to perform audits to prevent unlicensed use of MwL frequencies. In November and December 2024, EETT notified Vodafone Greece of new cases of perceived breaches. Internal risk mitigation planning is currently underway.

Furthermore, after completing the licensing procedure for existing base stations (according to Law 4635/2019), the NRA EETT launched a series of hearings for 34 base stations where the licence applications had been rejected or withdrawn. Vodafone Greece submitted the relevant memoranda for each case on 15 July 2024. Decisions are expected by the end of Q4 FY25.

In the Czech Republic, the NRA (‘CTU’) renewed 900 MHz and 1800 MHz licences of O2 Czech Republic and T-Mobile Czech Republic. The new licences are valid until end of 2044 and include an obligation to share passive infrastructure built in selected rural areas and railway corridors with other 900 MHz or 1800 MHz licence holders, including Vodafone. In September 2024, Vodafone submitted a formal request to the CTU to start the renewal process of Vodafone’s 900 MHz and 1800 MHz licence. In October 2024 the CTU launched a public consultation of Vodafone licence renewal and the CTU published the settlement of comments from the public consultation in February 2025. Vodafone is in the process of finalising the licence renewal, which will be valid until June 2049.

Universal Service Obligations (‘USO’) and Consumer Support Measures

Vodafone Greece has four active appeals against EETT. These are in relation to charges of approximately €16.75 million. Of this, €9.0 million is in relation to the provision of universal services by operator Hellenic Telecommunications Organisation (‘OTE’) for the period of 2010 through to 2011. Vodafone Greece has appealed these costs. The hearings were held in April 2024 before the Administrative Court of Appeal in relation to the charges for 2010 and 2011, and the decision was issued in March 2025. The Council of State rejected the company’s appeals awaiting finalisation. Vodafone has exhausted procedural rights. Therefore, the decision is considered final and irrevocable. The remaining €7.75 million is related to USO net costs for the period of 2012 to 2016. Vodafone Greece also appealed these costs. The appeal has been referred to the Administrative Court of Appeal and the court’s decision is pending.

In addition, the Universal Service Net Cost Allocation Decision for the years 2017 to 2019 was issued in October 2023, with the Vodafone share (including CYTA, an operator subsidiary that merged with Vodafone Greece in 2019) being calculated at €2.2 million. Vodafone Greece appealed these costs before the Administrative Court of Appeal in April 2024, with the hearing scheduled for 23 May 2025.

Similarly, Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012 to 2014 extraordinary compensation of USO costs.

In Greece, a hearing for perceived breaches of consumer regulation regarding 22 retail customer cases was held by EETT on 20 May 2024. Vodafone Greece submitted its memorandum on 7 August 2024 and the decision is still pending.

In Ireland, Eircom challenged the ComReg’s 2019 findings on USO cost for the periods 2010–2015. For each year ComReg found the net cost of provision of universal service did not represent an unfair burden on Eircom for the years in question. In 2020 the Irish court referred a question to the Court of Justice of the EU (‘CJEU’) concerning the unfair burden assessment. In 2022 the CJEU delivered its judgment, and the Irish High Court consequently made orders for ComReg to review aspects of its decisions in accordance with the CJEU judgment. ComReg has reviewed the years 2010–2011 and in June 2024 again found no unfair burden. In January 2025, ComReg have also published their final decision on the year 2011–2012 and again found no unfair burden.

Access

In Albania the national MTRs have been reduced from 1.11 Lek/minute to 1.02 Lek/minute effective from 1 October 2024 according to the relevant NRA decision following the market analysis finalised in February 2024. This is the first step of the two-year glidepath of national MTRs reduction at the end of which the MTR will reach 0.75 Lek/ minute in 2027.

In Greece, after extensive discussions with the incumbent (OTE) and following approvals from the EC and EETT granted in July 2024, a wholesale volume discount agreement for OTE FTTH services was signed and entered into force on 8 August 2024. Respective agreements with United Fiber and Fiber2All entered into force in December 2024.

EETT launched a public consultation on the main principles of the NGA BULRIC+ model update regarding the wholesale broadband access services in January 2024. A second consultation will follow on the model. Vodafone Greece will push for an updated version to support competition and fibre roll out targets. A final decision is expected during Q3 2025.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	233

Regulation continued

Unaudited information

In Romania, the NRA (‘ANCOM’) has started the review of dominant operator M1’s Wholesale local access provided at a fixed location, with the NRA conclusions expected to be communicated by June 2025. This is a result of Vodafone’s request for the ANCOM to appropriately address competition distortions within the market, as M1 has over 70% of the market and continues to expand its position each year.

In the Czech Republic, in July 2023, the CTU published market analyses of fixed broadband access markets. The CTU concluded that the regulation of fixed broadband central access for mass-market products is no longer justified. The CTU removed the designation of the fixed incumbent as an undertaking with significant market power in this market and thereby removed its regulatory obligations. There was a transition period of 12 months following the CTU decision which expired in February 2025.

Other Africa and Middle East: Democratic Republic of the Congo (DRC); Tanzania; Mozambique; Lesotho; Türkiye; Egypt.

Spectrum

In Mozambique, the 5G auction consultation proposes a reserve price of $15m per 2x5 of 700 MHz, $15m per 2600 MHz and $15m per 3500 MHz. The price for 2600 and 3500MHz is comparatively excessive against both Vodafone and neighbouring markets benchmarks. The proposed draft auction rules are also against best practice. The Communications Regulator has indicated a willingness to introduce coverage obligations in exchange for marginally reduced pricing, but these are yet to be reflected in the official auction rules. The cabinet of ministers approved the auction rules and terms and conditions, which have now been published in the Government Gazette, to legalise the launch of the auction. The auction was expected be scheduled 60 days subsequent to the publication of the joint dispatch; however, there is a risk that the auction may have been postponed.

In Egypt, the NRA (‘NTRA’) initiated the issuance of 5G radio frequency spectrum licences; the initial proposal included an indicative reserve price of US$450 million and successful bidders were expected to incur US$450 million in 5G-related network investment. Subsequently, the NTRA submitted a new proposal for the 5G licence terms and conditions at a cost of US$150 million for fifteen years with extension to all current licences without spectrum. Vodafone Egypt did not accept this. On 1 January 2024, Vodafone Egypt received an offer from the NTRA for the 5G licence entailing a licence fee of US$173 million for a fifteen-year licence terms and renewal of the 2G/3G/4G licences until 2038. This offer was valid until 15 January 2024. The President had also directed that if the offer was not accepted by at least one of the operators, the NTRA will be required to issue a new offer entailing US$150 million and renewal of existing licences. On 15 January 2024, Vodafone Egypt rejected the offer, however, the government-owned Telecom Egypt accepted the offer and announced its acquisition of a 5G licence. Following further negotiations, Vodafone Egypt accepted the offer and paid US$150 million. The 5G licence was awarded on 7 October 2024 and Vodafone Egypt plans to launch 5G services for its customers by April 2025. Vodafone Egypt has officially concluded acquisition of its 5G licence at a price of US$150 million, in addition to US$17 million paid for the renewal of Vodafone Egypt’s existing licences.

Regulatory and legal disputes and fines

In the DRC, Vodacom DRC are in ongoing negotiations with the NRA (‘ARPTC’) in relation to new regulatory fees that were first introduced in March 2022. On 22 October 2022, the MNOs (including Vodacom DRC), Minister of Communications, and ARPTC reached an agreement and signed an Memorandum of Understanding (‘MoU’) on the new regulatory fees, setting out revised fees and modality of payment. The MoU also provides for resolution of any pending fines and legal actions in this regard.

Execution of each party’s obligations under the MoU is ongoing.

In the DRC, the Minister of Communications further extended the deadline for licence conversion under the new Communications Act to 30 September 2024. Vodacom DRC has reviewed the final versions of the licence terms and still awaits conclusion of the licence conversion process.

In Tanzania, the TCRA found that Vodacom Tanzania had failed to comply with regulatory Quality of Service (‘QoS’) targets during 2023, mostly in the Zanzibar region, and has ordered Vodacom Tanzania to implement network improvements. There have been further reports during 2024 and 2025 where the TCRA has issued reports highlighting Vodacom’s failed QoS KPIs in Zanzibar and Dodoma. The persistent findings of failing QoS against Vodacom pose a risk of non-compliance sanctions. Vodacom is executing on the network improvement commitments made to the TCRA, including construction of additional sites both in Zanzibar and Dodoma. Vodacom has made progress and continues to engage the TCRA to provide updates on its network rollout plan.

After the earthquake that occurred on 6 February 2023, Vodafone Türkiye (and other mobile network operators) were subject to an investigation that took place in September 2023 by the ICTA. Following the investigation, the written defence was submitted on 9 October 2023 and the oral defence was held on 5 November 2024. The result of the investigation is pending.

Networks, coverage and access

In Egypt, Vodafone Egypt’s roadmap to shut down 3G technology by end of 2026 has been delayed. The NRA (‘NTRA’) will define an industry 3G shutdown roadmap in line with Vodafone Egypt’s own roadmap. This is still under negotiation.

Furthermore, Vodafone Egypt has been working with the NTRA and security agencies since 2023 on providing the Wi-Fi Calling service, which helps in offering higher voice quality in poor indoor coverage areas routing voice calls through a Wi-Fi network rather than a cellular network. This service was launched on 20 January 2025.

In Egypt, a licence is required for the establishment and operation of data centres and the provision of data centres and cloud computing services in Egypt. Where granted, the duration of this licence is fifteen years. In 2023, the NTRA offered the cloud licence. Vodafone’s cloud hosting services, as long as cloud service providers outside the Egyptian borders are allowed to offer their services in the Egyptian market without abiding by all the regulations applied within the Egyptian borders. This includes licence fees, NTRA revenue share (5%), and other taxes.

In Türkiye, VFTR avoided regulatory settlement process and increased domestic SMS Interconnection fees from 0.012 TL/per SMS to 0.026 TL/per SMS for the year 2025. With the increase, financial impact is calculated as 540 mTL for 2025.

Pricing practices

Due to the hyperinflationary environment and the devaluation of the Egyptian pound, Vodafone Egypt initiated talks with the NTRA on pricing schemes to mitigate the inflation rates affecting all prices in the market. The discussions started in July 2024, and Vodafone Egypt was permitted to increase prices by 30% across all price points, without changes to the minute rate and charging card values since last December.

234	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Regulation continued

Unaudited information

Mobile termination rates (‘MTRs’)1

Country by Region	2021	2022	2023	2024	2025

Europe

Germany (Eurocents)	0.78	0.55	0.40	0.20	0.20

UK (Great British Pound pence)	0.47	0.38	0.39	0.44	0.20

Ireland (Eurocents)	0.43	0.43	0.40	0.20	0.47

Portugal (Eurocents)	0.36	0.36	0.36	0.20	0.20

Romania (Eurocents)	0.76	0.55	0.40	0.20	0.20

Greece (Eurocents)	0.62	0.55	0.40	0.20	0.20

Czech Republic (Czech Koruna)	0.25	0.14	0.10	0.05	0.05

Albania (Albanian Lek)	1.11	1.11	1.11	1.11	1.02

Africa

Vodacom: South Africa (South African Rand)	0.09	0.09	0.09	0.09	0.07

Vodacom: Democratic Republic of Congo (U.S. Dollar cents)	2.00	2.00	2.00	2.00	2.00

Lesotho (Lesotho Loti)	0.09	0.09	0.09	0.09	0.09

Mozambique (Mozambican Metical)	0.31	0.25	0.18	0.12	0.12

Tanzania (Tanzanian Shillings)	2.60	2.00	1.86	1.78	1.69

Türkiye (Turkish Lira)	0.03	0.02	0.02	0.02	0.02

Egypt (Egyptian Piastres)	11.00	11.00	11.00	11.00	11.00

Ethiopia (Ethiopian Birr)	–	–	–	0.23	0.22

Kenya (Kenya Shilling)	0.99	0.99	0.58	0.41	0.41

Note:

1.	All MTRs are based on end of financial year values.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	235

Regulation continued

Unaudited information

Overview of spectrum licences at 31 March 2025

	700MHz	800Mhz	900Mhz	1400/1500Mhz	1800MHz	2.1GHz	2.3GHz	2.6GHz	3.5GHz

	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)

Germany	2x10 (2033)	2x10 (2030)	2x10(2033)	20 (2033)	2x25 (2033)	2x152 (2040)	n/a	2x20+25 (2030)	90 (2040)

2x5[2,3] (2025)

Italy[16]	2x10 (2037)	2x10(2029)	2x10 (2029)	20 (2029)	2x15 (2029)	2x15 (2029)	n/a	2x15 (2029)	80 (2037)

2x5[3] (2029)

UK4	n/a	2x10 (2033)	2x17.4	20	2x5.8	2x14.8	n/a	2x20+25 (2033)	50 (2038)

40 (2041)3,5

Ireland	2X10 (2042)	2x10 (2030)	2x10 (2030)	n/a	2x25 (2030)	2X20 (2042)	n/a	2x35 + 30 (2042)	105[6] (2032)

Portugal	2X10 (2041)	2x10 (2027)	2x5 (2033)	n/a	2x6 (2033)	2x20 (2033)	n/a	2x20+25 (2027)	90 MHz (2041)

			2x5[3] (2027)		2x14[3] (2027)

Romania	2X5 MHz (2047)	2x10 (2029)	2x10 (2029)	n/a	2x30 (2029)	2x15 (2031)	n/a	n/a	40 (2025)

100 (2047)[3,7]

Greece[16]	2x10 (2036)	2x10 (2030)	2x15 (2027)	n/a	2x10 (2026)	2x20 (2036)	n/a	2x20+20 (2030)	140 (2036)

2x15[3] (2035)

Czech Republic	2x10 (2036)	2x10 (2029)	2x10 (2029)	n/a	2x27 (2029)	2x20 (2041)[8]	n/a	2x20 (2029)	100 (2032)[9]

Albania[10]	n/a	2x10 (2034)	2x8 (2031)	n/a	2x7.2 (2034)	2x5 (2026)	n/a	2x20+20 (2030)	120 (2039)

			2x1.8[3] (2030)		2x14.4[3] (2030)	2x15+5[3] (2025)		2x20[3] (2031)

			2x4[3] (2024)		2x9[3] (2031)	2x5[3] (2029)

					2x9[3] (2024)	2x5[3] (2031)

South Africa[11]	2x10 (2042)	n/a	2x11[12] (2029)	n/a	2x12	2x15[12]	n/a	80 (2042)	10 (2042)

Democratic Republic of Congo	2x10 (2038)	2x10 (2038)	2x6 (2038)	n/a	2x17.8 (2038)	2x10+15 (2032)	n/a	30 (2038)	2x15+30 (2026)

Lesotho	n/a	2x20[13]	2x22.2[13]	n/a	2x30.2[13]	2x20[13]	n/a	n/a	100[13] (2036)

Mozambique	n/a	2x10 (2039)	2x7.8 (2039)	n/a	2x20[14] (2039)	2x15+5[14] (2039)	n/a	n/a	60[14] (2024)

2x5[3,14] (2027)

Tanzania	2x20 (2033)	n/a	2x12.5 (2033)	n/a	2x10 (2033)	2x15 (2033)	70 (2037)	25 (2037)	40 (2031)

Türkiye	n/a	2x10 (2029)	2x11 (2029)[15]	n/a	2x10 (2029)	2x15+5 (2029)	n/a	2x15+10 (2029)	n/a

2x1.4[3] (2029)

Egypt	n/a	n/a	2x12.5 (2031)	n/a	2x10 (2031)	2x20 (2031)	n/a	40 (2031)	n/a

Notes:

1.	All: Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number.

2.	Germany: The allocation of 2.1GHz will change to the following: At present we have 2x15 MHz (2040) and 2x5 (2025); in January 2026, it will have 2x20 MHz (2040).

3.	Multiple: Blocks within the same spectrum band but with different licence expiry dates are separately identified.

4.	UK: All UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply.

5.	UK: Currently in the transition period of the 3.4–3.8 GHz defragmentation deal with VMO2. Once the transition is completed in 2025, Vodafone will have 90 MHz with an expiry date of 2038.

6.	Ireland: 105MHz in cities, 85MHz in regions.

7.	Romania: 100 MHz 3.5 GHz licence to start upon expiry of the original 40 MHz licence.

8.	Czech Republic: Early extension to the 2.1 GHz licence achieved in 2022, extending the term of the original licence from 2025 to 2041.

9.	Czech Republic: Includes 40 MHz acquired from PODA, with same licence duration as the other 60 MHz.
10.

Albania: As part of the merger remedies from the ONE-ALBtelecom merger, Vodafone acquired the following spectrum from the merged entity effective 1 May 2023: 2X4.5 MHz of 1800 MHz expiring June 2024; 2X7.2 MHz of 1800 MHz expiring March 2034; 2X5 MHz of 2.1 GHz expiring June 2026; and 2X20 MHz of 2.6 GHz expiring May 2031.

11.

South Africa: Under South Africa’s licensing regime, Vodacom has been assigned a network and service operating licence. This operating licence permits Vodacom to be assigned spectrum licences which are valid for the duration of the operating licence, subject to annual renewal through the payment of annual spectrum usage regulatory fees. Vodacom’s operating licence will expire in 2029.

12.	South Africa: South African Regulator has indicated that it has approved Vodacom’s 2100MHz licence amendment which effectively returns the 2100TDD spectrum.

13.	Lesotho: Vodacom’s Lesotho spectrum licences are attached to a unified services licence and renewed annually.

14.

Mozambique: 3.5GHz spectrum for 5G trial which was extended to 2024. 2x5 of 2.1GHz and 2x5 of 1800MHz have been acquired, expiring in 2039. A further 2x2MHz of 900MHz was also acquired, expiring in line with the overall unified licence.

15.	Türkiye: Extension of 2X11 MHz licence up to April 30, 2029 was completed on 18 April 2023. Licence extension Protocol is subject to Council of State’s opinion, which is pending.

16.	Multiple: We currently hold mmWave 26 GHz licences in Italy, Spain and Greece.

236	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Form 20-F cross reference guide

Unaudited information

This 20-F cross reference guide is provided to signpost the relevant sections in the Annual Report on Form 20-F 2025 (‘2025 20-F’) to the Securities and Exchange Commission (‘SEC’) disclosure requirements for foreign private issuers. No other information in this document is included in the 2025 20-F or incorporated by reference into any filings by us under the Securities Act. Please see ‘Documents on display’ on page 226 for information on how to access the 2025 20-F as filed with the SEC. The 2025 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2025 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3B Capitalisation and indebtedness	Not applicable	–

	3C Reasons for the offer and use of proceeds	Not applicable	–

	3D Risk factors	Principal risks and uncertainties	55 to 58

4	Information on the Company

	4A History and development of the Company	History and development	229

		Contact details	Back cover

		Shareholder information: Contact details for Equiniti and EQ Shareholder Services	223

		Shareholder information: Articles of Association and applicable English law	224

		Note 1 ‘Basis of preparation’	131 to 137

		Note 2 ‘Revenue disaggregation and segmental analysis’	138 to 140

		Note 7 ‘Discontinued operations and assets held for sale’	151 to 152

		Note 11 ‘Property, plant and equipment’	156 to 157

		Note 27 ‘Acquisitions and disposals’	186 to 187

		Note 28 ‘Commitments’	188

		Documents on display	226

	4B Business overview	About Vodafone	2

		Business model	3

		At Vodafone our purpose is to connect everyone	4

		Operating in a rapidly changing industry	5

		Key performance indicators	6 to 7

		Chair’s message	8

		Chief Executive’s statement and strategic roadmap	9

		Mega trends	10

		Our financial performance	19 to 29

		Purpose, sustainability and responsible business	30 to 54

		Note 2 ‘Revenue disaggregation and segmental analysis’	138 to 140

		Regulation	229 to 235

	4C Organisational structure	Note 31 ‘Related undertakings’	193 to 204

		Note 12 ‘Associates and joint arrangements’	158 to 162

		Note 13 ‘Other investments’	163

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	237

Form 20-F cross reference guide continued

Unaudited information

Item	Form 20-F caption	Location in this document	Page

	4D Property, plant and equipment	Note 11 ‘Property, plant and equipment’	156 to 157

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A Operating results	Our financial performance	19 to 29

		Cyber security	48 to 52

		Note 21 ‘Borrowings’	171

		Regulation	229 to 235

	5B Liquidity and capital resources	Our financial performance: Cash flow, capital allocation and funding	26 to 28

		Long-term viability statement	59

		Directors’ statement of responsibility: Going concern	117

		Note 19 ‘Cash and cash equivalents’	168

		Note 21 ‘Borrowings’	171

		Note 22 ‘Capital and financial risk management’	172 to 179

		Note 28 ‘Commitments’	188

	5C Research and development, patents and licences etc.	Note 10 ‘Intangible assets’	154 to 156

		Regulation: Overview of spectrum licences	235

	5D Trend information	Operating in a rapidly changing industry	5

		Key performance indicators	6 to 7

		Long-term viability statement	59

	5E Critical accounting estimates	Note 1 ‘Basis of preparation’	131 to 137

6	Directors, senior management and employees

	6A Directors and senior management	Our governance structure	70 to 71

		Division of responsibilities	72

		Our Board	73 to 76

		Our Executive Committee	77

	6B Compensation	Annual Report on Remuneration: 2025 Remuneration	96 to 106

		Remuneration Policy	107 to 112

		Note 23 ‘Directors and key management compensation’	180

	6C Board practices	Our Board	73 to 76

		Our governance structure	70 to 71

		Division of responsibilities	72

		Board activities and key areas of focus during the year	79 to 81

		Nominations and Governance Committee	83 to 85

		Audit and Risk Committee	86 to 91

		Technology Committee	92

		ESG Committee	93

		Remuneration Committee	94 to 95

		Remuneration policy	107 to 112

		Shareholder information: Articles of Association and applicable English law	224

238	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Form 20-F cross reference guide continued

Unaudited information

Item	Form 20-F caption	Location in this document	Page

	6D Employees	Our people strategy	14 to 18

		Note 24 ‘Employees’	180

	6E Share ownership	Annual Report on Remuneration: 2025 Remuneration	96 to 106

		Remuneration Policy	107 to 112

		All-employee share plans	99

		Note 26 ‘Share-based payments’	185

	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–

7	Major shareholders and related party transactions

	7A Major shareholders	Shareholder information: Major shareholders	224

	7B Related party transactions	Annual Report on Remuneration: 2025 Remuneration	96 to 106

		Note 13 ‘Other investments’	163

		Note 23 ‘Directors and key management compensation’	180

		Note 29 ‘Contingent liabilities and legal proceedings’	188 to 192

		Note 30 ‘Related party transactions’	192

	7C Interests of experts and counsel	Not applicable	–

8	Financial information

	8A Consolidated statements and other financial information	Consolidated financial statements	127 to 205

		Report of independent registered public accounting firm	119 to 122

		Note 29 ‘Contingent liabilities and legal proceedings’	188 to 192

		Dividend rights	225

	8B Significant changes	Not applicable	–

9	The offer and listing

	9A Offer and listing details	Shareholder information	223 to 228

	9B Plan of distribution	Not applicable	–

	9C Markets	Shareholder information: Rights attaching to the Company’s shares	225

	9D Selling shareholders	Not applicable	–

	9E Dilution	Not applicable	–

	9F Expenses of the issue	Not applicable	–

10	Additional information

	10A Share capital	Note 17 ‘Called up share capital’	167

	10B Memorandum and Articles of Association	Shareholder information	223 to 228

		Description of securities registered	–

	10C Material contracts	Shareholder information: Material contracts	226

	10D Exchange controls	Shareholder information: Exchange controls	226

	10E Taxation	Shareholder information: Taxation	226 to 228

	10F Dividends and paying agents	Note 9 ‘Equity dividends’	153

		Shareholder information	223 to 228

	10G Statements by experts	Not applicable	–

	10H Documents on display	Shareholder information: Documents on display	226

	10I Subsidiary information	Note 31 ’Related undertakings’	193 to 204

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	239

Form 20-F cross reference guide continued

Unaudited information

Item	Form 20-F caption	Location in this document	Page

	10J Annual Report to security holders	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Note 22 ‘Capital and financial risk management’	172 to 179

12	Description of securities other than equity securities	Shareholder information	223 to 228

	12A Debt securities	Not applicable	–

	12B Warrants and rights	Not applicable	–

	12C Other securities	Not applicable	–

	12D American depositary shares	Fees payable by ADR holders	Exhibit 99.1

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Governance	67 to 115

		Directors’ statement of responsibility: Controls over financial reporting	118

		Report of independent registered public accounting firm	119 to 122

16	Reserved

	16A Audit Committee financial expert	Board Committees	83 to 95

	16B Code of ethics	Our US listing requirements	113

	16C Principal accountant fees and services	Note 3 ‘Operating (loss)/profit’	141

		Board Committees: Audit and Risk Committee: External audit	91

	16D Exemptions from the listing standards for audit committees	Not applicable	–

	16E Purchase of equity securities by the issuer and affiliated purchasers	Share buybacks	28

	16F Change in registrant’s certifying accountant	Not applicable	–

	16G Corporate governance	Our US listing requirements	113

	16H Mine safety disclosure	Not applicable	–

	16I Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–

	16J Insider trading policies	Index to Exhibits	–

		Our US listing requirments	113

	16K (b) Cybersecurity	Cyber security: Strategy	48

		Cyber security: Risk management	49

		Cyber security: Governance	51

		Cyber security: Threats and incidents	52

	16K (c) Cybersecurity	Cyber security: Operating model	50

17	Financial statements	Consolidated financial statements	127 to 205

18	Financial statements	Consolidated financial statements	127 to 205

		Report of independent registered public accounting firm	119 to 122

19	Exhibits	Index to Exhibits	–

240	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Forward-looking statements

Unaudited information

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward looking statements include, but are not limited to, statements with respect to:

–	The Group’s portfolio transformation plan;
–	Expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2026;
–	The mobile network sharing agreement with Virgin Media O2;
–	The announced potential acquisition of Telekom Romania;
–	Changes to German TV laws and the migration of users to individual TV customer contracts;
–	Expectations for the Group’s future performance generally;
–	The Group’s share buyback programme;
–

Expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets;

–

Intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently;

–	Expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses;
–	The impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes;
–	Certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, ‘believes’, ‘continue’, ‘plans’, ‘further’, ‘ongoing’, ‘progress’, ‘targets’, or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following:

–	General economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;
–	Increased competition;
–	Levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence;
–	The Group’s ability to optimise its portfolio in line with its business transformation plan;
–	Evolving cyber threats to the Group’s services and confidential data;
–	Rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations;
–	The ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;
–	The Group’s ability to generate and grow revenue;
–	Slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;
–	Slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;
–	The Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services;
–	The Group’s ability to secure the timely delivery of high-quality products from suppliers;
–	Loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets;
–	Changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;
–	The impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems;
–

The Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group’s strategic partnerships with Microsoft and Google;

–	Acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities;
–	The Group’s ability to integrate acquired business or assets;
–	The extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposal;
–	Developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;
–	The Group’s ability to satisfy working capital requirements; changes in foreign exchange rates;
–	Changes in the regulatory framework in which the Group operates;
–	The impact of legal or other proceedings against the Group or other companies in the communications industry; and
–	Changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-

looking statements can be found in the summary of our principal risks on pages 55 to 58 of this document. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

References in this document to information on websites, including other supporting disclosures located thereon such as videos, our ESG Addendum, our Climate Transition Plan and/or social media sites are included as an aid to their location and such information is not incorporated in, and does not form part of the 2025 Annual Report on Form 20-F.

Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	241

Definition of terms

Unaudited information

The definitions of non-GAAP measures are included in the ‘Non-GAAP measures’ section on pages 213 to 222.

3G	A cellular technology based on wideband code division multiple access delivering voice and faster data services.

4G	4G or long-term evolution (‘LTE’) technology offers faster data transfer speeds than 3G.

5G	5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than 4G.

Adjusted EBITDAaL	Adjusted EBITDAaL is our segment performance measure in accordance with IFRS 8 (Operating Segments). Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the reporting segment.

ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies on the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.

ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.

Africa	Comprises the Vodacom Group.

AGM	Annual General Meeting.

Applications (‘apps’)	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.

ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.

B2C	Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users.

Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Cloud services	This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee.

CO2e	CO2e, or Carbon dioxide equivalent, is a term for describing different greenhouse gases in a common unit. For any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

Common Functions	Comprises central teams and business functions.

Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.

Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.

Europe	Comprises the Group’s European businesses and the UK.

FCA	Financial Conduct Authority.

Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see overleaf) relating to the provision of fixed line and carrier services.

Fibre to the cabinet (‘FTTC’)	Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband.

Fibre to the home (‘FTTH’)	Provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises.

GAAP	Generally Accepted Accounting Principles.

GSMA	Global System for Mobile Communications Association.

ICT	Information and Communications Technology.

IFRS	International Financial Reporting Standards.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.

Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

LTM	Last twelve months.

Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.

242	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Definition of terms continued

Unaudited informationss

Mbps	Megabits (millions) of bits per second.

MDU	Multi-Dwelling Unit.

Mobile broadband	Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network.

Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.

Mobile termination rate (‘MTR’)	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator.

Mobile virtual network operator (‘MVNO’)	Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.

MSME	Micro, Small and Medium sized Enterprises.

Next-generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband.

Net Promoter Score (‘NPS’)	Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction.

Operating expenses	Comprise primarily sales and distribution costs, network and IT-related expenditure and business support costs.

Other Europe	Other Europe comprises Portugal, Ireland, Greece, Romania, Czech Republic and Albania.

Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.

Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets.

Penetration	Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM.

Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.

Pps	Percentage points.

RAN	Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both.

Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.

Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.

Retail service revenue	Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue.

Revenue	The total of Service revenue (see below) and Other revenue (see above).

Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.

SD-WAN	Software-Defined Wide Area Network.

Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and Medium sized Enterprises.

SoHo	Small office / Home office.

Spectrum	The radio frequency bands and channels assigned for telecommunication services.

Task Force on Climate- related Financial Disclosures (‘TCFD’)	TCFD is a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes.

Vodafone Business	Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Vodafone Procure & Connect	Vodafone Procure & Connect unifies our leading supply chain, international voice and roaming services in a single trusted parter to multiply impact for our customers, partners and stakeholders.

VOIS	VOIS (Vodafone Intelligent Solutions) is our shared service organisation and a strategic arm of Vodafone Group Plc, creating value for customers by delivering intelligent solutions through talent, technology and transformation.

WACC	Weighted average cost of capital.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2025	243

Notes

244	Vodafone Group Plc Annual Report on Form 20-F 2025	Strategic report	Governance	Financials	Other information

Notes

Our purpose: Protecting the Planet

The paper content of this publication has been certifiably reforested via PrintReleaf – the world’s first platform to measure paper consumption and automate reforestation across a global network of reforestation projects.

The cover and text are printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. This product is Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management.

Certificate of Reforestation

Printreleaf hereby certifies that Vodafone has offset the equivalent of 285,577 standard pages of paper consumption by reforesting

34.27 standard trees at the Reforestation Project located in Ireland.

ACCOUNT ID ACT_B44719E7E15D

OFFSET ID BX_7BEB9C992B07

OFFSET DATE 2024-05-17

REFORESTATION PROJECT Ireland

STANDARD PAGES 285,577

STANDARD TREES 34.27

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together We Can are trade marks owned by Vodafone. The Vantage Towers Logo and the VT Monogram Logo are trade marks owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners.

This report contains references to Vodafone’s website, and other supporting disclosures located thereon such as videos, our ESG Addendum and methodology document, and our cyber security factsheet, amongst others. These references are for readers’ convenience only and information included on Vodafone’s website is not incorporated in, and does not form part of, this Annual Report or our Annual Report on Form 20-F.

© Vodafone Group 2025

Designed and produced by Conran Design Group.

Vodafone Group Plc

Vodafone House

The Connection

Newbury Berkshire

RG14 2FN

England

Registered in England

No. 1833679

Telephone

+44 (0)1635 33251

vodafone.com

Contact details

Shareholder helpline

Telephone

+44 (0)371 384 2532

Investor Relations

ir@vodafone.co.uk

vodafone.com/investor

Media Relations

vodafone.com/media/contact

GroupMedia@vodafone.com

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2025

1.1

Articles of Association of the Company, as adopted on July 27, 2021 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2022).

2.1

Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

2.2

Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2008).

2.3

Seventeenth Supplemental Trust Deed dated 22 September 2022 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

2.4

Vodafone International Financing Second Supplemental Trust Deed dated 22 September 2022 between the Company, Vodafone International Financing DAC and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 27 July 2020 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

2.5

Deposit Agreement among Vodafone Group Plc, JPMorgan Chase Bank, N.A. , as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 15, 2022 (incorporated by reference to Exhibit 99 (A) to the Company’s Registration Statement on Form F-6 for American Depositary Receipts (File No. 333-262760), filed with the Securities and Exchange Commission on February 15, 2022).

2.6	Form of American Depository Receipt (included in Exhibit 2.5).

2.7	Description of Securities Registered under Section 12 of the Exchange Act.

4.1

Amendment and restatement agreement dated 10 March 2021 between the Company and Barclays Bank plc as successor Agent relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

4.2

Extension dated 7 February 2022 between the Company and Barclays Bank plc relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.3

Extension dated 26 January 2023 between the Company and Barclays Bank plc relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.4

Amendment and restatement agreement dated 8 February 2024 between the Company and Barclays Bank plc as Agent relating to a EUR 3,840,000,000 (as increased to EUR 3,990,000,000) Credit Agreement originally dated 28 March 2014 and as amended and restated pursuant to an agreement dated 10 March 2021 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

4.5

Extension dated 11 December 2024 between the Company and Barclays Bank plc relating to a EUR 3,840,000,000 (as increased to EUR 4,050,000,000) Credit Agreement originally dated originally dated 28 March 2014 and as amended and restated pursuant to an agreement dated 8 February 2024.

4.6

Rules of the Vodafone Global Incentive Plan 2023 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

4.7

Amended and Restated Trust Deed & Rules of the Vodafone Share Incentive Plan dated 28 July 2020 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

4.8

Rules of the Vodafone Sharesave Plan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.9	Letter of Appointment for David Nish dated 23 September 2015.

4.10	Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017.

4.11	Letter of Appointment of Michel Demaré dated 23 January.

4.12	Letter of Appointment of Jean-François van Boxmeer dated 21 May 2020.

4.13	Letter of Appointment of Deborah Kerr dated 28 September 2021.

4.14	Letter of Appointment of Stephen Carter dated 11 May 2022.

4.15	Letter of Appointment of Delphine Ernotte Cunci dated 18 May 2022.

4.16	Letter of Appointment of Simon Segars dated 22 May 2022.

4.17	Letter of Appointment of Christine Ramon dated 14 November 2022.

4.18

Service Agreement of Margherita Della Valle dated 13 June 2023 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.19

Letter of Appointment of Hatem Dowidar dated 16 February 2024 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

4.20

Service Agreement of Luka Mucic dated 23 July 2023 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).*

4.21	Letter of appointment of Simon Segars as Chair on Technology Committee dated 16 August 2023.

4.22	Fee increase letter of Simon Segars for fee for Chair of the Technology Committee dated 8 May 2024.

4.23	Letter of appointment of David Nish as Senior Independent Director dated 16 August 2023.

4.24	Fee increase letter of David Nish for fee for Chair of the Audit & Risk Committee dated 8 May 2024.

4.25	Letter of appointment of Maria Amparo Moraleda Martinez as Chair of the Remuneration Committee dated 16 August 2023.

4.26	Fee increase letter of Maria Amparo Moraleda Martinez for fee for Chair of the Remuneration Committee dated 8 May 2024.

4.27	Letter of appointment of Simon Dingemans as Non-Executive Director dated December 2024.

4.28

Implementation Agreement dated 20 March 2017 relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.29

First Amendment to the Implementation Agreement dated 20 March 2017, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group, entered into on 30 August 2018 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.30

Investment Agreement dated 9 November 2022 (as amended on 22 March 2023), by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).**

4.31

Shareholders’ Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).**

4.32

Relationship Agreement dated 11 May 2023 between the Company and Emirates Telecommunications Group Company PJSC relating to the proposed appointment of up to two individuals nominated by Emirates Telecommunications Group Company PJSC as non-executive directors to the Board of Vodafone Group Plc and the ongoing relationship between Emirates Telecommunications Group Company PJSC and the Company (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.33

Registration Rights Agreement dated 11 May 2023 by and between the Company and Emirates Telecommunications Group Company PJSC entitling Emirates Telecommunications Group Company PJSC to customary shelf, demand and “piggyback” registration rights. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.34

Contribution Agreement dated 14 June 2023, between, inter alia, Vodafone and CK Hutchison Holdings Limited in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).**

4.35

The Shareholder Agreement dated 31 May 2025, between Vodafone International Operations Limited, Vodafone Group Plc, Brilliant Design (BVI) Limited (formerly known as Brilliant Design Limited), CK Hutchison Group Telecom Holdings Limited, Vodafone International Operations Limited and Vodafone UK Trading Holdings Limited relating to the merger of Vodafone UK and Three UK.

8.

List of the Company’s related undertakings (incorporated by reference to Note 31 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2025 (File No. 001-10086), filed with the Securities and Exchange Commission on June 6, 2025).

11.

Securities Dealing Policy 2023 (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications.

15.1	Consent letter of Ernst & Young LLP.

97.

NASDAQ Executive Remuneration Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

99.1	ADR Fee disclosure.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

* Certain identified information in this exhibit has been omitted because such identified information (i) is not material and (ii) is the type that Vodafone treats as private.

** The schedules to this exhibit have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential portions of this exhibit have also been omitted because such identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vodafone Group Plc

Registrant

/s/ Maaike de Bie

Maaike de Bie

Group General Counsel and Company Secretary

Date: 3 June 2025