Form 20-F
period 2026-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2026-05-22
CIK 839923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
Ordinary Shares of 20 20/21 US cents each: 24,328,378,589
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
of the Exchange Act).
Yes ☐ No ☑

Auditor Firm PCAOB ID: 01438
Auditor Name: Ernst & Young LLP
Auditor Location: London, United Kingdom

Annual Vodafone Report Group on Form Plc 20-F 2026

Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Welcome to our Annual Report on Form 20-F 2026

This constitutes the Annual Report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2026. This document contains certain information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). The content of the Group’s website (www.vodafone.com) and any other website referenced in this document is not incorporated into this document and should not be considered to form part of this Annual Report on Form 20-F.

In this report
Strategic report
1	FY26 highlights
2	Business model
3	Our mission
4	Investment case
5	Mega-trends
6	Chair’s message
7	Chief Executive’s statement and strategic roadmap
8	Key Performance Indicators
9	Stakeholder engagement
12	Our financial performance
23	ESG and responsible business
25	ESG governance and our approach to materiality
28	Protecting the Planet
33	Empowering people
38	Our people strategy
44	Maintaining trust
47	- Law Enforcement Assistance
48	- Supply chain
50	- Data privacy and cyber security
58	Non-financial information
60	Principle risks and uncertainties
63	Risk management
65	Climate-related risk
Governance
71	Governance at a glance
72	Chair’s governance statement
74	Our governance structure and responsibilities
77	Our Board
81	Our Executive Committee
82	Culture and the Board
84	Board activities and key areas of focus during the year
89	Nominations and Governance Committee
92	Audit and Risk Committee
98	Technology Committee
99	ESG Committee
100	Remuneration Committee
103	Remuneration Policy
109	Annual Report on Remuneration
121	US listing requirements
122	Directors’ report
Financials
124	Reporting on our financial performance
125	Directors’ statement of responsibility
127	Report of independent registered public accounting firm
137	Consolidated financial statements and notes
Other information
226	Non-GAAP measures
236	Shareholder information
242	History and development
243	Regulation
245	Form 20-F cross reference guide
249	Forward-looking statements
250	Definition of terms

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	1

FY26 highlights

Vodafone, a new chapter

Since May 2023, Vodafone has been through a period of significant transformation, covering all aspects of our business, including portfolio, capital structure and operating model. Three years on, we are entering a new chapter as a simpler business. We have a clear strategy and through continued execution, we are in a strong position to grow.

€3.1 billion

total shareholder return in FY26

4.6125 eurocents

full year dividend per share, a 2.5% increase year-on-year, in line with our commitment

€4 billion

share buybacks since May 2024

Notes:

1.

Promoter-to-detractor mix reflects proportion of promotor customers compared to detractor customers in each market. Period covered FY24 to FY26, with the exception of South Africa which is based on FY25 to FY26.

2.

Represents Vodafone’s share of total telecommunications service revenue as at 31 December 2025, rounded to nearest 5%, based on Vodafone analysis. South Africa market share based on mobile service revenue only.

3.	Excluding cumulative re-investments.
4.	Based on shared operations net promoter scores.
5.	Based on average response to two questions: employee satisfaction and recommending us as an employer.
6.	This is a non-GAAP measures. See page 226 for more information.
7.	Organic growth. See page 227 for more information.

2	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Business model

We are a leading European and African telecommunications company transforming the way our customers live and work through our technology, platforms, products and services.

Where we operate

We provide mobile and fixed services to approximately 300 million customers in 15 countries and have over 59 million FinTech users. Through our joint ventures and associates we serve a further 72 million customers and 44 million FinTech users. We also partner with mobile networks in over 40 countries outside our footprint. Our portfolio of local markets is supported by corporate services and shared operations, which deliver benefits through scale and standardisation.

How we are structured and what we sell

Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, our portfolio also includes high return growth areas that leverage and complement our core connectivity business, such as digital services, the Internet of Things (‘IoT’) and financial services. We also market and sell through digital and physical channels.

See pages 9 to 11 for the value we create for our customers, communities and other stakeholders

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	3

Our mission

CONNECTING...

Our mission is to connect everyone. We provide innovative mobile and fixed connectivity solutions to empower our customers across the globe. We are constantly expanding coverage to bridge continents and spread inclusion, even in the most remote places. Together with our trusted partners, we’re also connecting people with the future – pioneering digital tools and services to build sustainable growth, resilience and shared value for years to come.

PEOPLE Faster, more reliable networks Connectivity brings people together. Across Europe and Africa, we’re helping millions stay in touch and access resources and digital opportunities. By providing affordable digital services, fast and reliable mobile and fixed networks, and expanding coverage to remote places, we are committed to ensuring noone is left behind. 279 million mobile customers 18 million fixed broadband customers 158,000 Mobile sites across Europe and Afirca 78% 5G population coverage across Europe1 78% 4G population coverage across Africa 1. Excluding Türkiye. BUSINESSES Empowering businesses, worldwide Advanced connectivity helps make enterprises smarter, faster and stronger. Business services are one of our strongest opportunities, and we continue to invest in solutions to drive scale in this market – from broadband to security, cloud and our world-leading Internet of Things platform. 5 million business customers 244 million ‘Internet of Things’ connections 75 countries with Business presence 24/71millionkilometers cyber operations centre in Germany €175 million total consideration for Skaylink acquisition CONTINENTS From the seabed to the stars We believe advanced global connectivity accelerates progress. Through cutting-edge satellite systems and subsea cable networks, we unite countries, communities and businesses. This infrastructure supports innovation, expands access and opportunity for everyone, and is the cornerstone of value and resilience in our business. 100% geographic coverage possible with satellites, including direct-to-mobile 5 partnerships between operators and ‘Satellite Connect Europe’ covering 20+ markets 70 subsea cables invested in or co-owned Ofter restrial fibre 180 countries connected by subsea cables FUTURES Tomorrow’s tech, today We are always looking forward. Together with our partners, we’re harnessing emerging technologies like artificial intelligence and quantum computing to boost efficiency, enhance customer satisfaction, and improve our access to growth markets. These projects have huge potential to generate sustainable value in a smarter, more connected world. 96% ‘Ask Once’ promise delivery 75,000 employees served with our HR digital assistant with a 96% resolution rate 30% sourcing time reduction through our autonomous procurement platform Amazon Leo agreement signed to extend mobile coverage acrossEuropeandAfrica 3,500+ the size of our patent portfolio, with 291 new patent applications this year

4	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Investment case

We operate in markets with sustainable structures, where we hold strong positions with scale. We have compelling structural growth drivers in Vodafone Business, Africa and in our portfolio of investments and are focused on delivering operational excellence across our strategic priorities of Customers, Simplicity and Growth.

1. Strong positions in good markets

CY25 revenue market share

Europe Consumer
We deliver leading customer experiences through digital and AI-enabled care. Focused on customers, simplicity and growth, we streamline operations, build best-in-class networks and are positioned to drive convergence.

Africa Consumer
We are growing our customer base by expanding smartphone access and data use, delivering connectivity at scale, diversifying revenue and geographies, advancing digital inclusion and supporting health and education.

Vodafone Business
We are the largest B2B connectivity provider in Europe and Africa. We serve businesses of all sizes whilst diversifying products and services, by accelerating growth in digital services.

2. Structural growth drivers

Digital services

+14.2%
digital services growth in FY26

We have unique scale and capabilities, and are expanding our portfolio of products and services into growth areas such as unified communications, cloud and security, and IoT.

Financial services

59m
financial services customers

Together with Vodacom's VodaPay super-app, and the M-Pesa and Vodafone Cash payment platforms, we are a leading provider of financial services, as well as business and merchant services in Africa.

Investment and innovation

€1bn
cash proceeds for the announced sale of our interests in VodafoneZiggo

Our non-controlled operations are managed centrally through Vodafone Investments, reflecting that these assets need a different governance and oversight structure to support their growth and maximise value creation.

3. Focus on driving operational excellence

Customers
Back to basics

10 markets
with leading NPS positions

We're delivering a simple, predictable experience our customers expect. Our customer satisfaction has improved across our markets, and our actions have supported market share, with strong network reliability.

Simplicity
Driving a leaner organisation

+83%
shared operations NPS[3]

By reducing complexity in our business, we're increasing agility and freeing resources to become more competitive. Our actions support reinvestment, drive productivity enhancements, improve employee engagement and deliver strong satisfaction with Shared Operations.

Growth
Our portfolio

+5.4%
organic service revenue growth (+8.8% reported service reveue growth)

We've refocused on growing markets where we can win and create value. Our diversified footprint, disciplined capital allocation and clear operational progress provide us with the confidence in our mid-term value equation.

4. Sustainable and predictable financial profile

Cash flow

€14.3bn
inflow from operating activities

Robust balance sheet

€8.9bn
of cash and cash equivalents at 31 March 2026

Attractive returns

4.6125 eurocents
growing the dividend

Share buyback

€4bn
of share buybacks since May 2024

1. Strong positions in good markets 2. Structural growth drivers We operate with scale and strong positions, in markets typically with three players. Digital services Financial services Investment and innovation CY25 revenue market sharec.25% c.20%2 c.25% c.25% c.45% +14.2% 59m €1bn Germany UK Other Europe Türkiye Africa digital services financialservices cash proceeds for the (0.2)% 1 0.3% 1 0.5% 1 45.2% 1 12.9%1 growth in FY26 customers announced sale of our interests in VodafoneZiggo Europe Consumer Africa Consumer Vodafone Business We deliver leading customer We are growing our customer We are the largest B2B We have unique scale and Together with Vodacom’s Our non-controlled operations experiences through digital and base by expanding smartphone connectivity provider in Europe capabilities, and are expanding VodaPay super-app, and the are managed centrally through AI-enabled care. Focused on access and data use, delivering and Africa. We serve businesses our portfolio of products and M-Pesa and Vodafone Cash VodafoneInvestments,reflecting customers, simplicity and growth, connectivity at scale, diversifying of all sizes whilst diversifying services into growth areas such payment platforms, we are a that these assets need a different we streamline operations, build revenue and geographies, products and services, asunifiedcommunications, leadingprovideroffinancial governance and oversight best-in-class networks and are advancing digital inclusion and by accelerating growth cloud and security, and loT. services, as well as business structure to support their growth positioned to drive convergence. supporting health and education. by in digital services. and merchant services in Africa. and maximise value creation. 3. Focus on driving operational excellence 4. Sustainable and predictable financial profile Customers Simplicity Growth Back to basics Driving a leaner organisation Our portfolio Cash flow Robust balance sheet 10 markets +83% +5.4% €14.3bn €8.9bn with leading NPS positions shared operations NPS3 organic service revenue growth In flow from of cash and cash equivalents (+8.8% reported service reveue operating activities at 31 March 2026 growth) (target range of 2.25–2.75x) We’re delivering a simple, By reducing complexity in our predictable experience our business, we’re increasing agility We’ve refocused on growing Attractive returns Share buyback customers expect. Our customer and freeing resources to become markets where we can win and satisfaction has improved across more competitive. Our actions createvalue.Ourdiversified 4.6125 €4bn our markets, and our actions have support reinvestment, drive footprint, disciplined capital eurocents of share buybacks supported market share, with productivity enhancements, allocation and clear operational since May 2024 strong network reliability. improve employee engagement progress provide us with the growing the dividend and deliver strong satisfaction confidenceinourmid-term with Shared Operations. value equation. Notes 1. Organic FY26 service revenue growth 3. Based on shared operations net promoter scores. 2. Represents Vodafone’s share of total telecommunications service revenue as at 31 December 2025, rounded to nearest 5%, based on Vodafone analysis. South Africa market share based on mobile service revenue only.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	5

Mega trends

Long-term trends shaping our industry

We are shaping the future of connectivity. Our innovative, world-class solutions will help our customers thrive in this evolving landscape, driving resilience and long-term value in our business.

Long-term trends shaping our industry Opportunity for Vodafone Connected devices – The world is becoming more connected and whilst adoption of consumer electronics devices has plateaued, new factors continue to emerge, including extending connectivity into the Internet of Things (‘IoT’). – IoT devices are used in consumer and business applications. As their number grows, physical assets communicate in real time, enabling digital markets. – This leads to the Economy of Things, where devices trade securely on a user’s behalf without human intervention, creating opportunities to transform goods into tradeable digital assets for online markets. Digital payments – Businesses in Europe are migrating sales online, driving demand for mobile-enabled payment services and reliable connectivity. Consumers are shifting from cash to digital payments via mobile phones and smartwatches. – In Africa, digital payments are primarily conducted via mobile phones through networks owned by operators. – Rising smartphone penetration drives mobile payment adoption, enabling operators and FinTech start-ups to offer services like insurance, loans, and e-commerce, improving financial inclusion in underserved areas. Cloud Technology – As cloud convergence accelerates, enterprises are distributing applications, data and workloads across hybrid and multi-cloud environments. This shift is driving demand for integrated digital infrastructure combining connectivity with cloud, software and AI. – Cyber security and data sovereignty are becoming central to cloud adoption. Customers require protection, resilience and control over where data is stored and governed. – As application performance, trust and compliance become dependent on network reliability, resilience, cyber security and data sovereignty, these attributes are expected to become more important differentiators than speed alone. Generative AI – GenAI is moving from experimentation to scaled deployment across functions, embedded in customer service, marketing, software delivery and IT operations. – Models generate content, code and recommendations, improving decision-making and productivity, while increasing data, security and governance requirements. – Agentic AI is also gaining prominence, with agents able to plan and complete tasks across applications, reshaping how people search, buy and manage services, and accelerating automation and new business models at greater scale. 40.6 billion forecast for the number of IoT connections by 2034, increasing from 17.7 billion in 2024. $2.0 trillion+ the annual value of mobile money transactions reached globally in 2025, doubling since 2021. Growth business expected -to-business in cloud and security. 79% The percentage of organisations regularly using Gen Al in at least one business function, up from 33% in 2023. We are a global leader in managed IoT connectivity services, recognised for our extensive reach and innovative solutions. We have helped thousands of companies achieve their transformation goals. This ranges from energy optimisation to smart waste management, from urban mobility to connected healthcare. We are now ready to hyperscale IoT. We are bringing together partners, and technology to create the IoT ecosystem for the next decade. Our partnership with Microsoft further gives us the potential to access new technologiessuchasGenerativeArtificialIntelligence(‘GenAI’)andtodeploytheseat scale for IoT. In Europe, we enable secure digital payments within trusted operator ecosystems, supporting growth as demand increases for integrated, regulated payment solutions. M-Pesa is Africa’s leading mobile money service and largest FinTech platform, offering secure and affordable money transfers, airtime top-ups, bill payments, salaries, and short-term loans. Businesses increasingly rely on operator-owned payment infrastructure forconsumerandbusinesstransactions,drivingscalebenefitsandattractingcustomers to secure networks. Vodacom’s VodaPay super app enables users to manage money through a digital wallet and make payments for various products and services via partner businesses. As cloud convergence accelerates, our opportunity extends beyond connectivity to orchestrating integrated digital infrastructure for customers. By combining high-quality, reliable networks with cloud, AI, cyber, data-sovereign and software capabilities, we can enable secure, scalable and mission-critical services. As application performance becomes increasingly dependent on network reliability, resilience and data sovereignty, these attributes are expected to become more important differentiators than speed alone, supporting long-term value creation for enterprise customers. We can deploy GenAI at speed and scale through partnerships with Google and Microsoft, enhancing TOBi and enabling more personalised experiences across customer touchpoints. As agentic AI grows, Vodafone can support new shopping and service journeys and explore new revenue opportunities, for example agent-enabled commerce and proactive care. Internally, GenAI and agents can automate testing, service assurance andback-officeworkflows,improvingproductivity,reliabilityanddigitalefficiencyacross our networks end-to-end.

6	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

The start of a new chapter for Vodafone

Since May 2023, when Margherita outlined her transformation roadmap, Vodafone has fundamentally changed to become a simpler and stronger business. As we enter a new era for telecoms, with new forces driving demand for our connectivity and next-generation technologies unlocking new opportunities, we are focused on sustainable growth.

Over the past three years, we have successfully reshaped our footprint, reset our capital structure and refocused our efforts to improve the experience we deliver to approximately 300 million customers across Europe and Africa. Vodafone has become a simpler, scaled business in good markets, underpinned by a clear strategy. The Board and I are pleased with both the pace of delivery and the progress made in transforming the business.

As I look back, FY26 has been a busy year. In Europe, we completed our merger with Three UK in May 2025, making us the largest mobile operator in the UK. On 5 May 2026, we announced to take full ownership of the VodafoneThree joint venture for £4.3 billion (€4.9 billion). In October 2025, we concluded the acquisition of Telekom Romania, increasing our scale in the county. In February 2026, we also announced the sale of our interests in VodafoneZiggo. In Africa, we continued to strengthen our market-leading position in the continent, having announced the acquisition of a controlling stake in Safaricom, one of Africa’s most successful telecoms and FinTech operators. Completion of the acquisition is subject to certain conditions and is currently prevented by a court order. The parties expect to resolve the court proceedings and complete the acquisition in the 2026 calendar year.

Board composition

In April 2025, we announced that David Nish would retire from the Board following nine years’ service as Non-Executive Director, at the conclusion of the AGM in July 2025. At the AGM, Simon Dingemans, who had joined the Board earlier in the year, was appointed Chair of the Audit and Risk Committee and Simon Segars was appointed as Senior Independent Director, replacing David Nish. In addition, as announced earlier in the year, Anne-Françoise Nesmes was also appointed as Non-Executive Director, bringing further financial expertise and strength to the Board.

In June 2025, I was pleased to announce that Pilar López would join Vodafone in October 2025 as CFO designate and would be appointed as Group Chief Financial Officer and an Executive Director in December 2025. Pilar brings strong finance experience from the telecommunications and technology sectors across Europe.

In May 2026, we also announced that Amparo Moraleda would not stand for re-election at the 2026 AGM, having served on the Board for nine years. I would like to thank Amparo for her outstanding service and commitment to Vodafone.

FY26 financial performance

Our financial results for FY26 were in line with our expectations. Total revenue grew 8.0% to €40.5 billion, with Group organic service revenue growing by 5.4% this year.

We reported Group operating profit of €2.8 billion in FY26 due to non-cash impairment charges in the prior year, partially offset by higher depreciation and amortisation following the consolidation of ThreeUK. Cash inflow from operating activities was €14.3 billion. We ended the year with borrowings less cash and cash equivalents on €43.7 billion.

In line with our ambition to grow the dividend within the capital allocation policy announced in February 2024 and having now completed our portfolio transformation, in November 2025 we committed to a progressive dividend policy. For FY26 the Board has declared a total dividend per share of 4.6125 eurocents for the year, equating to a 2.5% increase. This includes a final dividend per share of 2.3625 eurocents, which will be paid in August 2026 following shareholder approval at our AGM.

Our returns to shareholders are complemented by our share buyback program. We have now successfully completed the second €2 billion programme, returning €4 billion to shareholders since May 2024.

Europe and Africa’s digital future

We are entering a decisive phase in shaping our digital and economic future. Connectivity is an essential infrastructure, underpinning productivity, innovation, security and public services. For Vodafone, this reinforces a long-held conviction: advanced, secure and resilient networks are fundamental to the competitiveness and long-term growth of Europe and Africa.

Despite progress, Europe’s connectivity landscape remains fragmented. Regulatory complexity and inconsistent market structures continue to limit scale and slow investment, particularly in advanced 5G capabilities. Without greater alignment, Europe risks falling behind global peers at a time when digital leadership and strategic resilience are more important than ever.

The path forward is clear. Europe must apply a genuine Single Market approach to connectivity – bringing sector reform, security priorities and competition policy into closer alignment to unlock long-term investment, foster innovation and support sustainable returns.

Alongside Europe, Africa remains central to Vodafone. Connectivity across the continent is a powerful enabler of economic development, financial inclusion and social progress. Through Vodacom, we play a significant role in extending access to affordable, reliable communications and digital services, supporting growth while contributing to broader development objectives.

Vodafone is well positioned to play a leading role in this next chapter and contribute constructively across both regions. Our strong positions in Europe and Africa, unparalleled, high quality networks, and disciplined capital allocation enable us to support societies and economies at scale, while creating sustainable value for shareholders over the long term.

The year ahead

On behalf of the Board, I would like to thank all our colleagues across the Group who have continued to work tirelessly to connect our customers across Europe and Africa, deliver a simpler experience, and accelerate growth. For FY27, I am confident that Margherita and her management team will continue to drive sustainable growth.

Jean-François van Boxmeer,

Chair

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	7

Chief Executive’s statement and strategic roadmap

Simpler, Stronger, Growing

After the transformation of the last three years, we are now a simpler company with a stronger growth outlook.

Our strategic progress has generated good Group service revenue momentum for the year. We returned to top line growth in Germany, alongside strong performances across Africa and in Türkiye. Our early successes from the UK merger integration reinforce our confidence in its potential and I am delighted that we are now gaining full ownership.

Looking ahead, we will continue to drive continuous improvements across our business, with customer experience as our number one priority.

Margherita Della Valle

Group Chief Executive

A new chapter: Following our transformation actions, we are entering a new chapter as a simpler and stronger business, and our external environment is creating new opportunities, with new demand for high quality connectivity and a more supportive regulatory context.

A clear strategy: Vodafone’s strategy is focused delivering operational progress across three clear priorities: Customers, Simplicity and Growth. Together, improving performance and providing us with strong foundations for future growth.

A growth outlook: Our diversified footprint, disciplined capital allocation and clear operational progress provide us with confidence in our ambitions.

8	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Financial and non-financial performance

Key Performance Indicators

We want to enable a digital, inclusive and sustainable society. To underpin the delivery of our mission, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success.

Financial results summary1

			2026	2025	2024

Group revenue	€	m	40,461	37,448	36,717

Group service revenue	€	m	33,480	30,758	29,912

Group service revenue growth		%	8.8	2.8	(1.3)

Organic Group service revenue growth[2]		%	5.4	5.1	6.3

Operating profit/(loss)	€	m	2,844	(411)	3,665

Profit/(loss) for the financial year – continuing operations	€	m	59	(3,724)	1,570

Basic (loss)/earnings per share – continuing operations		€c	(1.20)	(15.86)	4.45

Cash inflow from operating activities	€	m	14,291	15,373	16,557

Borrowings less cash and cash equivalents	€	m	(43,654)	(42,142)	(50,804)

Total dividends per share		€c	4.6125	4.5	9.0

Non-financial KPIs

Empowering People		2026	2025	2024

Network coverage

5G population coverage (outdoor 3Mbps) – Europe	%	78	75	71

4G population coverage (outdoor 1Mbps) – Africa	%	78	76	74

4G population coverage (outdoor 1Mbps) – Türkiye	%	97	97	97

Smartphone penetration in Africa

Smartphone penetration	%	65	62	–

Financial inclusion

Customers connected to our financial inclusion services – Africa[3,4]	million	92.1	77.1	66.2

Our people

Number of employees[5]	thousand	91	87	85

Employee turnover rate (voluntary)%		7	8	9

Women on the Board	%	54	38	42

Women in management and senior leadership roles [4]	%	37	36	35

Women as a percentage of employees	%	40	39	39

Health & safety

Non-financial KPIs

Empowering People		2026	2025	2024

Number of lost-time incidents – employees and contractors	#	33	23	18

Lost-time incident rate per 1,000 employees and contractors	#	0.35	0.25	–

Protecting the Planet[6]		2026	2025	2024

Energy use

Total energy spend	€bn	0.9	0.9	–

Proportion of energy covered by PPA’s	%	14.0	18.4

Total energy use	GWh	5,967	5,806	5,701

Mobile and fixed access network and technology centres energy use	GWh	5,648	5,475	5,341

Percentage of purchased electricity from renewable sources[7]	%	100	98	85

Greenhouse gas emissions (‘GHGWs’)

Total Scope 1 and Scope 2 GHG emissions (market-based method) [4]	m tonnes CO2e	0.26	0.30	0.70

Total Scope 3 GHG emissions [4]	m tonnes CO2e	6.11	6.85	7.39

Waste[8]

Total network waste	metric tonnes	7,743	6,686	6,237

Network waste reused or sent to recyclers	%	100	100	98

Maintaining Trust		2026	2025	2024

Code of Conduct

Completed ‘Doing What’s Right’ employee training[9]	%	97	96	94

Number of ‘Speak Up’ reports[10]	#	808	684	624

Tax and economic contribution

Total tax and economic contributions[11]	€bn	–	7	8

Responsible supply chain

Total spend[12]	€bn	25	21	19

Number of direct suppliers[12,13]	thousand	9	9	8

Notes:

1.

The results for the year ended 31 March 2026, and 31 March 2025, exclude Vodafone Spain and Vodafone Italy and therefore, except as otherwise described, the results for the year ended 31 March 2024 have been re-presented to reflect that.

2.	Non-GAAP measure. See page 226 for more information.
3.	Includes 100% of data relating to Safaricom.
4.	2026 Assured by Ernst & Young – limited assurance under ISAE (UK) 3000 and ISA 3410.
5.	Further information on measurement definitions and calculations can be found at: vodafone.com/esg-methodology.
6.	Information relating to prior years has been re-baselined to reflect the Vodafone UK merger with Three UK on 31 May 2025.
7.

Less than 0.2% of grid electricity used by Vodafone Group in FY26 is not matched with renewable sources. This is because in a small number of locations where we operate, there is no available renewable electricity purchasing mechanism and these locations are not grid-connected to any markets where such mechanisms are available.

8.	Includes hazardous waste from network equipment e-waste, and hazardous waste now includes batteries. Prior year figures have been restated.

9.	Percentage of employees required to complete DWR training modules in the reporting period with no overdue requirements at the period end.
10.	Information relating to the results for the year ended 31 March 2024 has been restated to reflect the disposals of Vodafone Spain on 31 May 2024 and Vodafone Italy on 31 December 2024.
11.

Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY26 figure will be finalised during FY27. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax.

12.	Excludes Vodafone Automotive.
13.	Approximate number of unique suppliers based on suppliers’ ultimate parent company.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	9

Stakeholder engagement

Stakeholder Engagement

Engaging regularly with our stakeholders is fundamental to the way we do business. Regular engagement ensures we operate in a balanced and responsible way, in both the short and longer term.

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

Factors considered by Directors when promoting the success of the Company	Disclosure	Location

The likely consequences of any decision in the long term	Business model	page 2

	Key performance indicators	page 8

	Stakeholder engagement	pages 9–11

	Our mission and ESG framework	pages 3 and 23–57

	Maintaining Trust	pages 44–57

	Principle risks and uncertainties, and risk management	pages 60–64

	Governance	pages 71–88

The interests of the Company’s employees	Key performance indicators	page 8

	Stakeholder engagement	pages 9–11

	Our people strategy	pages 38–43

	Our mission and ESG framework	pages 3 and 23–57

	Maintaining Trust	pages 44–57

	Culture and the Board	pages 82–83

	Remuneration Committee, Policy and Annual Report on Remuneration	pages 100–120

The need to foster the Company’s business relationships with suppliers, customers and others	Business model	page 2

	Stakeholder engagement	pages 9–11

	Chief Executive’s statement and strategic roadmap	pages 6–7

	Our mission and ESG framework	pages 3 and 23–57

	Maintaining Trust	pages 44–57

	Principal risks and uncertainties, and risk management	pages 60–64

	Board activities and key focus areas for the year	pages 84–86

	Responsible supply chain and human rights in the supply chain	pages 48–49

The impact of the Company’s operations on the community and the environment	Stakeholder engagement	pages 9–11

	Our mission and ESG framework	pages 3 and 23–57

	Climate-related risk	pages 65–70

	Maintaining Trust	pages 44–57

	ESG Committee	page 99

The desirability of the Company maintaining a reputation for high standards of business conduct	Stakeholder engagement	pages 9–11

	Maintaining Trust	pages 44–57

	Governance	pages 71–88

The need to act fairly as between members of the Company	Stakeholder engagement	pages 9–11

	Governance	pages 71–88

	Shareholder information	pages 236–241

10	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Stakeholder engagement continued

Our customers

We are committed to deepening engagement with our customers to develop long-term, valuable and sustainable relationships. We have hundreds of millions of customers across our global footprint, from individual consumers to large multinationals.

  Click to read more about our markets and where we operate: vodafone.com/our-company

How did we engage with them?

– Digital channels including our websites, chatbot, and social media channels.

– Call centres and branded retail stores.

– Account managers, solution specialists and, for large accounts, executive-level engagement.

– Primary research, such as user testing of new product developments, qualitative group interviews and, benchmarking surveys to compare our brand and products versus competitor offerings.

– Regular customer surveys, such as Net Promoter Score (‘NPS’) surveys to gain frequent insight into our services and customer experiences. For example, just after joining Vodafone, or adding an extra product or line to their account.

– Customer advisory boards to strengthen relationships and understanding of key Business accounts.

What were the key topics raised?

– Fast and reliable fixed internet, and stronger connectivity.

– Better value for customers, and recognition of long-term relationships.

– Wider mobile coverage.

– Transparency and communication around price changes.

– Making complex technology easy to understand. In particular new cloud, security and digital managed services.

– Improving productivity and efficiency for Business customers.

How did we respond?

–  Held Customer Experience (‘CX’) as our top priority, with our ‘Ask Once’ programme live across four markets, delivering a seamless service guarantee and easier access to support.

– Rolled out SuperTobi and SuperAgent chatbots, enhanced with Generative AI, to empower Front Line Agents with more personalised, comprehensive service.

– Continued our focus on affordability, offering flexible financing, device trade in, and expanding access to second life devices. We also launched ‘Vodafone Together’ Family plans in the UK.

– Worked to improve fixed internet by successfully trialling a new solution that reduces delays on fibre connections and launching Ultra Hub 7 with the best available Wi-Fi generation for improved speed and reliability.

– Increased coverage across our footprint.

– Launched our Travel eSIM in 200 countries for affordable, reliable connectivity when travelling.

– Invested in additional training for service and support teams to help Business customers make the most of new digital services.

– Ran campaigns to showcase our reliable connectivity, strengthen perceptions, and educate Business customers on using Cloud and AI efficiently.

Our people

Our people are critical to the successful delivery of our strategy. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated, including wellbeing, diversity and inclusion, employee engagement and talent acceleration.

  Click to read more about our people strategy:

    vodafone.com/our-people

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

What were the key topics raised?

– Changes to our market portfolio and competitor landscape.

– Company strategy.

– Results of employee listening and Spirit Beat survey, including employee engagement.

– Accelerating early and mid-career talent and performance management.

– Ownership and active engagement around safety, health and wellbeing, including mental health.

– Diversity and inclusion, including our UK Race, Ethnicity and Cultural Heritage (REACH) Commitments.

– Customer and frontline experience.

How did we respond?

– Regularly updated employees on business and trading performance.

– Continuous improvement of performance and talent management process.

– Continued to focus on opportunities identified in employee surveys.

– Remained committed to safety, health and wellbeing.

– Continued to embed diversity and inclusion through attraction, retention, development, allyship and education.

Our suppliers

We partner with over 8,500 suppliers to deliver the products and services we need to execute our strategy and connect everyone. These range from start-ups and small businesses to large multinational companies.

  Click to read more about our suppliers:

    vodafone.com/investors

How did we engage with them?

–  Regular collaborative performance review meetings with strategic suppliers.

– Forums, events, conferences, and site visits.

– ESG criteria incorporated into tender process, supplier selection and performance management.

– Supplier audits and assessments.

What were the key topics raised?

– Strategic and commercial delivery and performance.

– Supplier and product innovation.

– Human rights in the supply chain.

– Health and safety standards.

– Diversity and inclusion.

How did we respond?

– Collaborated with industry peers and suppliers through the Joint Alliance for CSR (‘JAC’).

– Supply Chain Sustainability Finance Programme for driving environmental progress.

– Quarterly supplier safety forums.

– Identification of Corrective Action Plans (‘CAPs’) to protect human rights at supplier sites.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	11

Stakeholder engagement continued

Our local communities and non-governmental organisations (‘NGOs’)

We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. To achieve this, we engage with local communities and international NGOs across our markets.

Click to read more about our work with local communities and NGOs at: vodafone.com/maintaining-trust

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

– Group and locally led direct NGO engagements and partnerships.

What were the key topics raised?

– Increasing access to connectivity and digital services, by closing the digital divide.

– Environmental topics including net zero, biodiversity and the circular economy.

– Human rights topics.

– Delivery of global and national development goals including the UN Sustainable Development Goals (‘SDGs’).

– Expectations and feedback on our climate transition strategy.

How did we respond?

– Provided affordable and accessible services, technology, and connectivity, through our everyone. connected campaign.

– Advocated for continued action to close the digital divide at UNGA80 and called for more climate-resilient digital development.

– Partnered with industry working groups including Trussell, NSPCC and Good Things Foundation to help provide essential digital skills, connectivity and deliver social value.

– Engaged with working groups covering human rights, network access ,digital inclusion, and climate plans.

Governments and regulators

As a heavily regulated industry and provider of Critical National Infrastructure, our relationships with governments and regulators are crucial. We aim to collaborate on policies that impact our industry and service to customers, while fostering a deeper understanding among governments and regulators of our positive contributions to customers, the economy, the environment, and communities.

Click to read more about our social contract:

   vodafone.com/social-contract

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

What were the key topics raised?

– The EU regulatory and policy environment on digital connectivity, including spectrum, open internet, and satellite (Digital Networks Act, Mobile Satellite Services).

– The aspects and developments around the EU’s tech sovereignty.

– Cybersecurity and the security of critical network infrastructure, from subsea cables to satellites.

– Vodafone’s views around merger and competition policy.

– The protection of minors and the issues around online safety/harm.

– The EU-UK and EU-Africa relations.

How did we respond?

– Submitted written contributions to EU consultations and roadmaps on proposals including the Digital Networks Act, Cyber Resilience Act review, and Merger Guidelines review.

– Developed vision papers to support the legislative process.

– Organised workshops with institutional representatives.

Our investors

Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme.

Click to read more on our investor website:

   vodafone.com/investors

How did we engage with them?

–  Personal meetings, roadshows, conferences.

–  Annual and interim reports and presentations.

–  Our investor relations website is used as our primary digital communications tool and is available to all shareholders, including 11 hours of dedicated video content.

– Regulatory News Service (‘RNS’) announcements.

–  Annual General Meeting (‘AGM’).

–  Investor perception study and regular feedback survey.

– Online presentations aimed at retail investors.

– Private Client Fund Management (‘PCFM’) group conference calls.

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

– Corporate governance practices.

– Regulatory changes and the geopolitical environment.

– Environmental, Social and Governance (‘ESG’) strategy, targets and reporting.

How did we respond?

– We conducted over 1,100 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences.

– Meetings were attended by Directors and senior management, including our Chair, Remuneration Committee Chair, Group Chief Executive, Chief Financial Officer, and Executive Committee members.

– Provided comprehensive reports and transparency disclosures on ESG matters.

12	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Results in-line with expectations

–	Total revenue: Increased 8.0% to €40.5 billion (FY25: €37.4 billion), due to service revenue growth and the consolidation of Three UK, partially offset by foreign exchange movements.
–

Service revenue: Grew 8.8% to €33.5 billion (FY25: €30.8 billion) and on an organic basis increased 5.4% with growth in all segments except Germany. Vodafone Business grew 2.2% in FY26, and 3.2% on an organic basis, with double-digit growth in digital services revenue.

–

Operating profit: Increased by €3.2 billion to €2.8 billion (FY25: loss of €0.4 billion), largely due to non-cash impairment charges in the prior year, partially offset by higher depreciation and amortisation following the consolidation of Three UK.

–

Earnings per share: Basic loss per share from continuing operations was 1.20 eurocents in FY26, compared to a loss per share of 15.86 eurocents in the prior year, following the impairment charges in FY25.

Group financial performance

	FY26[1] €m	FY25 €m	Reported change %

Revenue	40,461	37,448	8.0

– Service revenue	33,480	30,758	8.8

– Other revenue	6,981	6,690

Operating profit/(loss)	2,844	(411)	792.0

Investment and other income	1,395	864

Financing costs	(2,375)	(1,931)

Profit/(loss) before taxation	1,864	(1,478)

Income tax expense	(1,805)	(2,246)

Profit/(loss) for the financial year – Continuing operations	59	(3,724)

Loss for the financial year – Discontinued operations	(108)	(22)

Loss for the financial year	(49)	(3,746)

Attributable to:

– Owners of the parent	(397)	(4,169)

– Non-controlling interests	348	423

Loss for the financial year	(49)	(3,746)

Basic loss per share – Continuing operations	(1.20)c	(15.86)c

Basic loss per share – Total Group	(1.65)c	(15.94)c

Note:

1.	The FY26 results reflect average foreign exchange rates of €1:GBP 0.87, €1:ZAR 20.10, €1:TRY 48.02 and €1:EGP 56.60.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	13

Our financial performance continued

Geographic performance summary

	$		$		$		$		$		$		$		$		$		$
	Total revenue				Service revenue				Adjusted EBITDAaL[1]				Adjusted EBITDAaL margin[1]				Capital additions
Segment results	FY26 €m		FY25 €m		FY26 €m		FY25 €m		FY26 €m		FY25 €m		FY26%		FY25%		FY26 €m		FY25 €m

Germany		12,133		12,180		10,874		10,876		4,243		4,384		35.0		36.0		2,496		2,482

UK		9,192		7,069		7,597		5,887		1,881		1,558		20.5		22.0		1,388		897

Other Europe[2]		5,714		5,694		4,888		4,805		1,574		1,510		27.5		26.5		860		856

Türkiye		3,431		3,086		2,826		2,484		983		842		28.7		27.3		539		447

Africa		8,365		7,791		6,653		6,172		2,834		2,593		33.9		33.3		1,185		1,038

Common Functions[3]		1,825		1,817		763		663		(164)		45						823		1,142

Eliminations		(199)		(189)		(121)		(129)										–		–

Group		40,461		37,448		33,480		30,758										7,291		6,862

	$		$		$		$		$		$		$		$		$		$
	FY25						FY26
Service revenue growth	Q4%		H2%		Total %		Q1%		Q2%		H1%		Q3%		Q4%		H2%		Total %

Germany		(6.0)		(6.2)		(5.0)		(3.2)		0.5		(1.4)		0.7		2.0		1.4		–

UK		5.7		6.7		4.5		15.2		38.0		26.7		31.1		31.5		31.3		29.0

Other Europe[2]		1.1		1.7		1.8		0.3		0.1		0.2		3.5		3.0		3.3		1.7

Türkiye		15.2		50.4		42.3		22.1		18.7		20.3		(13.5)		36.9		8.5		13.8

Africa		8.8		6.4		3.7		7.3		8.4		7.9		8.2		7.3		7.7		7.8

Group		2.3		4.0		2.8		5.3		10.8		8.1		7.3		12.0		9.6		8.8

	$		$		$		$		$		$		$		$		$		$
	FY25						FY26
Organic service revenue growth[1]	Q4%		H2%		Total %		Q1%		Q2%		H1%		Q3%		Q4%		H2%		Total %

Germany		(6.0)		(6.2)		(5.0)		(3.2)		0.5		(1.4)		0.7		1.3		1.0		(0.2)

UK		3.1		3.2		1.9		0.9		1.2		1.1		(0.5)		(0.2)		(0.4)		0.3

Other Europe[2]		0.8		1.7		2.1		0.2		(0.5)		(0.1)		1.2		1.2		1.2		0.5

Türkiye		73.2		78.1		83.4		63.8		48.4		55.6		38.5		33.7		36.1		45.2

Africa		13.5		12.6		11.3		13.8		13.5		13.7		13.5		10.9		12.2		12.9

Group		5.4		5.3		5.1		5.5		5.8		5.7		5.4		5.1		5.2		5.4

		$	$	$	$		$		$		$		$		$		$
		FY25			FY26

Group profitability		Q4	H2	Total	Q1		Q2		H1		Q3		Q4		H2		Total

Operating (loss)/profit	€m	(3,815)	(2,793)	(411)		1,015		1,147		2,162		483		199		682		2,844

Notes:

1.	Organic service revenue growth is a non-GAAP measures. See page 226 for more information.
2.	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
3.	Comprises corporate functions and shared operations. Capital additions includes software arrangements managed centrally on behalf of the Group.

Germany

	FY26 €m	FY25 €m	Reported growth %	Organic growth[1] %

Total revenue	12,133	12,180	(0.4)

Service revenue	10,874	10,876	–	(0.2)

Other revenue	1,259	1,304

Adjusted EBITDAaL	4,243	4,384	(3.2)	(3.3)

Adjusted EBITDAaL margin	35.0%	36.0%

Note:

1.	Organic growth is a non-GAAP measure. See page 226 for more information.

Growth

Total revenue decreased 0.4% to €12.1 billion as a result of lower equipment revenue. Service revenue remained stable, supported by the acquisition of Skaylink. On an organic basis, service revenue declined 0.2% (Q3: 0.7%, Q4: 1.3%), including a 0.8 percentage point impact from the end of bulk TV contracting in Multi-Dwelling Units (‘MDU’). Excluding this impact, organic service revenue was driven by higher wholesale revenue and demand for digital services in Business, offset by mobile ARPU pressure due to competitive intensity and ongoing TV decline.

Mobile service revenue grew 3.0% (Q3: 2.8%, Q4: 2.7%), supported by higher wholesale revenue, as we completed the migration of 1&1 customers onto our network, partially offset by continued ARPU pressure, and a lower customer base. We now have more than 12 million 1&1 customers using our nationwide 5G network and revenue contribution reached full run-rate in Q4.

Fixed service revenue decreased 2.6%, and on an organic basis declined 2.9% (Q3: -1.1%, Q4: 0.1%), as TV headwinds were partially offset by demand for digital services in Business. The final impact of the MDU TV transition in Q1 contributed 1.4 percentage points to the decline in fixed service revenue in FY26. The continued improvement in quarterly trends in Q4 was supported by our broadband retail pricing actions, implemented between March 2025 and January 2026, and Business digital services growth. As we continue to focus on our value approach, broadband ARPU from new customers grew over 30% year-on-year in Q4 (Q3: +21%).

Vodafone Business service revenue increased 0.1%. On an organic basis, Vodafone Business service revenue declined 0.7% (Q3: -1.8%, Q4: 1.5%), due to pressure in core connectivity services, partially offset by digital services demand, which supported our return to growth in Q4. In December 2025, we completed the acquisition of Skaylink, a cloud, digital transformation and security specialist. The acquisition will support the acceleration of our growth in key areas, such as professional and managed services, cloud and security in Germany and across Europe. We have successfully begun integrating the business and selling their services to our customers.

Adjusted EBITDAaL declined 3.2%, and on an organic basis Adjusted EBITDAaL decreased 3.3%, of which a -1.1 percentage point impact was related to the MDU transition. Excluding this, the decline in Adjusted EBITDAaL was driven by the continued impact of higher commercial investment in the prior year, and the increase in variable costs from Business digital services, partially offset by cost efficiency. The Adjusted EBITDAaL margin was 1.0 percentage points lower year-on-year at 35.0%.

14	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our financial performance continued

Customers

Due to continued competitive intensity in the mobile market, our contract customer base declined by 103,000 during the year (Q3: 11,000, Q4: -77,000), including 88,000 from Business. Our branded Consumer customer base was broadly stable during the year, supported by our continued focus on customer experience, as we delivered our best ever customer satisfaction results, with improvement across all products in mobile and fixed. We connected a further 9.5 million IoT devices, driven by continued demand from the automotive sector.

Our broadband customer base declined by 202,000 in FY26 (Q3: -63,000, Q4: -90,000), including the loss of 136,000 customers on our gigabit network (Q3: -47,000, Q4: -59,000). The decline was primarily due to our focus on value optimisation as we continue to drive ARPU growth for new customers. We continue to be the largest provider of fixed line gigabit connectivity in Germany, as we market gigabit speeds to almost 75% of German homes with 5 million fibre households beyond our own cable footprint of 25 million households. Our OXG joint venture’s buildout is continuing to progress with almost 600,000 homes passed and we are now able to market to 1.5 million homes. Our TV customer base declined by 20,000 (Q3: -6,000, Q4: -104,000). The structural decline in demand for standalone linear TV services was partially offset by our strategy to bundle basic TV with our broadband services.

UK

	FY26 €m	FY25 €m	Reported growth %	Organic growth[1] %

Total revenue	9,192	7,069	30.0

Service revenue	7,597	5,887	29.0	0.3

Other revenue	1,595	1,182

Adjusted EBITDAaL	1,881	1,558	20.7	4.5

Adjusted EBITDAaL margin	20.5%	22.0%

Note:

1.	Organic growth is a non-GAAP measure. See page 226 for more information.

Growth

Total revenue increased 30.0% to €9.2 billion due to the consolidation of Three UK’s financial results following the completion of the merger on 31 May 2025. Service revenue increased 29.0%, and organic service revenue grew 0.3% (Q3: -0.5%, Q4: -0.2%), as growth in Consumer and Wholesale, reflecting commercial momentum during the year, was partially offset by decline in Business.

Mobile service revenue increased 40.0%. Organic growth in mobile service revenue was -0.4% (Q3: -1.8%, Q4: -0.5%), as the continued Business ARPU pressure and delivery of project milestones in the prior year, were only partially offset by wholesale revenue growth. The improvement in Q4 growth was supported by stronger performance of Three UK brand, with improvement in both Consumer contract ARPU and customer loyalty, as well as higher wholesale revenue.

Fixed service revenue increased 0.3% and organic growth in fixed service revenue was 3.1% (Q3: 4.8%, Q4: 0.8%) with growth in Consumer broadband, supported by higher ARPU and a larger customer base, partially offset by a decline in Business due to the impact of planned managed services contract terminations. The slowdown in service revenue growth in the fourth quarter was due to lower Business project activity, including a strategic change by a large customer.

Vodafone Business service revenue declined 2.3%. On an organic basis, Vodafone Business service revenue decreased 4.5% (Q3: -5.4%, Q4: -7.8%), due to the impact of planned managed services contract terminations during FY26 and continued mobile ARPU pressure from lower inflation-linked price increases and contract renewals. There was also lower Business project activity, including a strategic change by a large customer.

Adjusted EBITDAaL increased 20.7%, and on an organic basis, Adjusted EBITDAaL increased 4.5%, driven by Consumer broadband and Wholesale margin growth, only partially offset by higher operating expenses from inflation and network expansion. The Adjusted EBITDAaL margin decreased 1.5 percentage points year-on-year to 20.5%, and on an organic basis grew 1.4 percentage points year-on-year.

Customers

Our mobile contract customer base declined by 127,000 during the year (Q3: 73,000, Q4: 22,000) including the disconnection of 53,000 very low value Business SIMs and Three UK customer losses. Our best-in-class customer experience supported customer loyalty, which improved across all our Consumer brands during the year. Our prepaid brands, VOXI and SMARTY, continued to compete well in the market with 189,000 customer additions in FY26 (Q3: 38,000, Q4: 47,000).

Our broadband customer base increased by 222,000 in FY26 (Q3: 64,000, Q4: 64,000) and we added 56,000 fixed wireless access customers in FY26 (Q3: 11,000, Q4: 20,000), reported in the mobile segment. We have been one of the fastest growing broadband providers in the UK during the year, offering gigabit speeds to over 23 million households. In June 2025, we announced a wholesale strategic agreement with Community Fibre in London.

In July 2025, we launched our industry leading ‘Just Ask Once’ customer care promise for Vodafone customers. In November 2025, we introduced our ‘Vodafone Together Family’ plan, which enables households to combine mobile and broadband services and rewards, alongside ‘Vodafone Secure Net’, our market leading security platform. In April 2026, we launched our ‘5G Slicing’ proposition for business customers, delivering enhanced and dependable mobile connectivity with guaranteed performance for enterprises, as a part of our strategy to further monetise our network differentiation.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	15

Our financial performance continued

Other Europe1

	FY26 €m	FY25 €m	Reported growth %	Organic growth[2] %

Total revenue	5,714	5,694	0.4

Service revenue	4,888	4,805	1.7	0.5

Other revenue	826	889

Adjusted EBITDAaL	1,574	1,510	4.2	3.7

Adjusted EBITDAaL margin	27.5%	26.5%

Notes:

1.	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.	Organic growth is a non-GAAP measure. See page 226 for more information.

Growth

Total revenue increased 0.4% to €5.7 billion, supported by the consolidation of Telekom Romania Mobile Communications S.A following the completion of the acquisition in October 2025. Service revenue grew 1.7% and organic growth in service revenue was 0.5% (Q3: 1.2%, Q4: 1.2%) as growth in Albania, Czech Republic, Ireland and Greece was partially offset by continued ARPU pressure in Portugal.

In Portugal, service revenue declined during the year as a result of mobile ARPU pressure, due to competitive intensity in the market following the launch of a fourth operator. Growth in fixed line service revenue was more than offset by a decline in mobile. In January 2026, we announced pricing actions across our Consumer and Business portfolios, which are expected to support ARPU trends in the year ahead.

In Ireland, service revenue increased in FY26, driven by growth in fixed service revenue, supported by a higher customer base and ARPU growth. Our focus on customer experience supported improvement in Consumer customer satisfaction scores and we are now market leader.

year as a result of growth in mobile and fixed service revenue, with demand for our Business digital services from the public sector. Growth in mobile was supported by contract customer base and ARPU growth.

Vodafone Business service revenue increased 0.6% with organic growth of 3.0% (Q3: 4.7%, Q4: 6.8%) mainly driven by demand for digital services, particularly in Greece and Romania.

Adjusted EBITDAaL increased 4.2% and on an organic basis increased 3.7%, due to service revenue growth and our cost actions, supported by a legal matter not expected to re-occur in Portugal, partially offset by provisions in Greece. The Adjusted EBITDAaL margin increased by one percentage point year-on-year to 27.5%, and on an organic basis grew 1.5 percentage points year-on-year.

Customers

We added 115,000 mobile contract customers during the year (Q3: 80,000, Q4: -68,000) across our six markets, despite the disconnection of 115,000 inactive SIMs in Romania and Greece. Our broadband customer base declined 12,000 (Q3: 4,000, Q4: -20,000). In Romania, we lost 253,000 mobile contract customers, and 25,000 broadband customers in FY26. In Portugal, we added 162,000 contract customers in mobile and 13,000 in fixed broadband. In Greece, the mobile contract base grew by 37,000, though the broadband customer base declined by 14,000. In Ireland, our mobile contract customer base remained broadly stable, and the customer broadband base grew by 16,000. Through our wholesale partnerships, including our fibre joint venture, SIRO, we now cover 1.9 million households in Ireland with our gigabit speeds.

Türkiye

	FY26 €m	FY25 €m	Reported growth %	Organic growth[1] %

Total revenue	3,431	3,086	11.2

Service revenue	2,826	2,484	13.8	45.2

Other revenue	605	602

Adjusted EBITDAaL	983	842	16.7	47.6

Adjusted EBITDAaL margin	28.7%	27.3%

Note:

1.	Organic growth is a non-GAAP measure. See page 226 for more information.

Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Türkiye. See page 146 for more information.

Growth

Total revenue increased 11.2% to €3.4 billion, with service revenue growth partially offset by depreciation of the local currency versus the euro.

Service revenue increased 45.2% (Q3: 38.5%, Q4: 33.7%) on an organic basis. As reported under IAS 29, service revenue growth in euro terms increased 13.8% (Q3: -13.5%, Q4: 36.9%). Excluding the impact of hyperinflationary accounting adjustments, service revenue increased 10.8% in euro terms (Q3: 3.7%, Q4: -0.2%), driven by ongoing price actions, value accretive base management, increased data usage and growth in Business. The slowdown in the last quarter was anticipated and reflects a phasing of price actions in the context of moderating inflation.

Vodafone Business service revenue increased 54.0% (Q3: 54.8%, Q4: 34.5%) on an organic basis, supported by growth in mobile and fixed connectivity and demand for our digital services products, including data centre usage.

Adjusted EBITDAaL increased 47.6% on an organic basis, supported by service revenue growth and ongoing digitalisation. Adjusted EBITDAaL increased 16.7% in euro terms. The Adjusted EBITDAaL margin increased 1.4 percentage points year-on-year to 28.7%.

Customers

We added 926,000 mobile contract customers during the year, including migrations of prepaid customers. Through our ongoing customer experience initiatives, we have seen a 1.6 percentage points reduction in our share of deep detractors to its lowest ever level.

Spectrum & 5G launch

In October 2025, Vodafone Türkiye successfully acquired a total of 100 MHz of spectrum in the country’s 5G auction, for US$627 million (€539 million). Payments will be phased equally over three financial years. We also renewed all of our existing spectrum holdings, which were due to expire in 2029, until 2042. Vodafone Türkiye launched 5G services in April 2026, and has the widest 5G coverage in the country, covering over 30,000km2 across the 81 provinces.

In Greece, service revenue increased during the

16	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our financial performance continued

Africa

	FY26 €m	FY25 €m	Reported growth %	Organic growth[1] %

Total revenue	8,365	7,791	7.4

Service revenue	6,653	6,172	7.8	12.9

Other revenue	1,712	1,619

Adjusted EBITDAaL	2,834	2,593	9.3	14.0

Adjusted EBITDAaL margin	33.9%	33.3%

Note:

1.	Organic growth is a non-GAAP measure. See page 226 for more information.

Growth

Total revenue increased 7.4% to €8.4 billion as higher service revenue was partially offset by the depreciation of local currencies versus the euro. Service revenue increased 7.8% and organic service revenue growth was 12.9% (Q3: 13.5%, Q4: 10.9%), with growth in all of Vodacom’s markets.

In South Africa, service revenue increased primarily driven by growth in mobile contract segment, supported by price increases and demand for our Business digital services. The step-up in Q4 service revenue growth was supported by improvement in prepaid, due to the acceleration in mobile data usage. Financial services performed well with organic growth of 8.1% to €185 million, supported by demand for insurance products.

In Egypt, service revenue increased well above inflation and in euro terms, driven by customer base growth and data demand. The slowdown in Q4 service revenue growth, as anticipated, was due to the prior year comparative which benefitted from the implementation of price increases in line with higher regulatory price floors. Our financial services product, Vodafone Cash continued to grow with revenue increasing by 48.2% on an organic basis to €157 million.

In Vodacom’s international markets, service revenue growth was supported by demand for data and an acceleration of M-Pesa revenue. We delivered growth in Tanzania and the DRC during the year, and Mozambique returned to growth during FY26. M-Pesa revenue increased 23.1% on an organic basis to €494 million and now represents 29.7% of service revenue.

Vodacom Business service revenue grew 6.9% with organic growth of 11.3% (Q3: 12.3%, Q4: 11.0%), driven by demand for our digital services, including IoT.

Adjusted EBITDAaL increased 9.3% as the depreciation of local currencies was more than offset by organic growth. On an organic basis, Adjusted EBITDAaL increased 14.0% due to service revenue growth, ongoing cost initiatives, and the lapping of prior year impacts not expected to re-occur in the DRC. This was partially offset by a non-recurring lease accounting adjustment in H2 and a cost in H1 in South Africa that is not expected to re-occur. The Adjusted EBITDAaL margin increased 0.6 percentage points year-on-year to 33.9%.

Customers

In South Africa, we added 28,000 mobile contract customers during the year. We now have a mobile contract customer base of 7.0 million and Prepaid customer base of 42.4 million. Across our active customer base, 74.1% of our mobile customers use our data services. Customers using our Vodapay super-app continued to grow, with demand for our insurance, payments and lending marketplace services. In Egypt, we added 423,000 mobile contract customers and 3.3 million prepaid customers, supported by our market-leading customer experience and NPS leadership. In June 2025, we launched our 5G services enabling high quality voice services and supporting the rapidly growing data demand in Egypt. Our financial services product, Vodafone Cash, reached 14.7 million customers, including 3.3 million new users during the year. In Vodacom’s international markets, we added 7.1 million mobile customers in FY26, and our customer base is now 67.1 million, with 67.2% of active mobile customers using our data services.

Our M-Pesa customer base increased by 4.1 million during the year and now totals 29.3 million active users.

Spectrum

In February, we announced that Vodafone Egypt secured 2 x 10MHz of 1,800MHz spectrum as a part of a multi-year investment programme. The spectrum payment will be settled in four annual payments, which commenced in FY26 with US$100 million (€84 million). The next phase of the programme is expected to commence in FY28 and conclude by FY32 for the allocation of 3,500MHz spectrum, and renewal of the existing 2,600MHz spectrum.

Vodafone Investments

Associate and joint ventures	FY26 €m	FY25 €m

Vantage Towers (Oak Holdings 1 GmbH)	(440)	(74)

VodafoneZiggo Group Holding B.V.	(95)	(125)

Safaricom Limited	256	201

Other[1] (including TPG Telecom Limited)	(103)	(125)

Share of results of equity accounted associates and joint ventures	(382)	(123)

Notes:

1.

The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

2.	Excluding the economic benefit of 50% of Telenet’s shareholding in the fibre-to-the-home network infrastructure vehicle Wyre B.V., which will be retained by Liberty Global.

Vantage Towers Joint Venture – 44.7% ownership

Total revenue increased 6.4% to €1.3 billion during the year, supported by 473 net new tenancies and 891 new macro sites. As a result, the tenancy ratio increased to 1.55x (FY25: 1.53x). Vodafone’s share of the results was driven by a non-cash impairment charge of €464 million of their investment in INWIT, as a result of a decline in its share price. During the year, Vantage Towers distributed €312 million in dividends to Vodafone.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	17

Our financial performance continued

VodafoneZiggo Joint Venture (Netherlands) – 50.0% ownership

In February 2026, we announced that we agreed to sell our interests in VodafoneZiggo to Liberty Global for €1.0 billion in cash and a 10% equity stake in a soon-to-be-formed Benelux entity (Ziggo Group), which will own 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding2. Consequently, the Group’s investment in VodafoneZiggo was classified as held for sale from this date. The transaction is subject to the receipt of customary approvals and regulatory clearances and is expected to complete in the second half of 2026.

Vodafone’s share of net loss in the period was €95 million, driven by lower operating income. During the year, Vodafone received €62 million in dividends and €51 million in interest payments from the joint venture.

Safaricom Associate (Kenya) – 27.8% ownership

In December 2025, we announced that Vodacom Group Limited had agreed to acquire a further effective 20% of the issued share capital in Safaricom PLC, Kenya’s leading telecoms operator. Vodacom will acquire 15% from the Government of Kenya for a cash consideration of €1.36 billion and 5% from Vodafone for a cash consideration of €0.45 billion. Following completion of the acquisition, Safaricom will be owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). Once the transaction completes, Safaricom will be consolidated by both Vodacom and the Vodafone Group. Completion of the acquisition is subject to certain conditions and is currently prevented by a court order.

Safaricom service revenue grew 3.2% to €2.8 billion, with organic growth of 11.1% partially offset by foreign exchange movements of the Kenyan shilling versus the euro. Vodafone’s higher share of results was due to results in Kenya and lapping a prior year currency devaluation in Ethiopia. During the year, Vodafone received

€160 million in dividends from Safaricom.

TPG Telecom Limited Associate (Australia) – 23.7% ownership

TPG Telecom Limited is a fully integrated telecommunications operator in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 23.7%, via an 11% direct stake in TPG and a 13% indirect stake, held through a 50:50 joint venture with CK Hutchison.

In July 2025, TPG completed the sale of Vocus, its fixed line business, and in November 2025 returned A$3 billion cash to shareholders, with Vodafone receiving A$748 million for its share via a capital return and special dividend. Vodafone and CK Hutchison agreed to reinvest the funds to its 50:50 joint venture for the purpose of repaying A $1.4 billion of its multicurrency loan facility. Subsequently, the Group provides guarantees amounting to US$0.5 billion and €0.6 billion (FY25: US$1.0 billion and €0.6 billion) in relation to its 50% share in the loan facility. During FY26, Vodafone received €22 million in dividends from its direct stake in TPG.

Vodafone Idea Limited Joint Venture (India) – 16.1% ownership

In March 2025, Vodafone Idea announced that the government had agreed to convert US$4.3 billion of its outstanding spectrum dues to equity. The Group’s shareholding in Vodafone Idea Limited was subsequently diluted to 16.1% in April 2025. As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments (the ‘CLAM indemnity’) between the Group and Vodafone Idea Limited (‘VIL’) under which the Group would reimburse VIL in the event of the crystallisation and payment of certain identified contingent liabilities. On 31 December 2025 the Group reached an agreement with VIL to settle the Group’s obligations under the CLAM. See note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements for more information.

Net financing costs

	FY26 €m	FY25 €m	Reported change %

Investment and other income	1,395	864

Financing costs	(2,375)	(1,931)

Net financing costs	(980)	(1,067)	8.2

Adjustments for:

Mark-to-market losses/(gains)	217	(2)

Foreign exchange (gains)/losses	(56)	1

Fair value gains on Other Investments through profit and loss	–	(247)

Adjusted net financing costs[1]	(819)	(1,315)	37.7

Note:

1.

Adjusted net financing costs is a non-GAAP measure and excludes mark-to-market and foreign exchange gains/losses, together with fair value movements on other investments through profit and loss. See page 226 for more information.

Adjusted net financing costs decreased by €496 million, mainly as a result of the gain of €771 million (2025: €253 million) from the redemption of certain bonds that were bought back in advance of their maturity dates.

Net financing costs decreased by €87 million as the impact of the gain on bond buyback was partially offset by the mark-to-market losses on derivatives of €217 million (2025: €2 million net gains) and fair value gains on other investments (nil in 2026, €247 million gain in 2025).

Taxation

	FY26%	FY25%	Reported change pps

Effective tax rate	96.8%	(152.0)%	248.8

The Group’s Effective tax rate (‘ETR’) for the year ended 31 March 2026 was 96.8% (FY25: -152.0%).

The ETR includes a €358 million derecognition of the net deferred tax assets (‘DTAs’) in the Group UK tax group, and a €305 million write-down of the German DTAs as a result of enacted reductions to future tax rates. In addition, the group has significant non-deductible costs related to M&A activity.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The tax charge for the year ended 31 March 2026 includes a current tax charge of €9 million (2025: €7 million) relating to Pillar Two income taxes.

18	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our financial performance continued

Earnings per share

	FY26 eurocents	FY25 eurocents	Reported change eurocents

Basic loss per share – Continuing operations	(1.20)	(15.86)	14.66c

Basic loss per share – Total Group	(1.65)	(15.94)	14.29c

Basic loss per share from continuing operations was 1.20 eurocents, compared to a basic loss per share of 15.86 eurocents for FY25. The increase was primarily due to a higher operating profit, and a lower income tax expense, as well as a lower weighted average number of shares compared to the prior year.

Consolidated statement of financial position

The consolidated statement of financial position is set out on page 138. Details on the major movements of both our assets and liabilities in the year are set out below.

Merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK

On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’), a wholly owned subsidiary of CK Hutchison Holdings Limited (‘Hutchison’), transferred their UK telecommunications businesses, respectively Vodafone Limited (‘Vodafone UK’) and Hutchison 3G UK Holdings Limited (‘Three UK’), into VodafoneThree Holdings Limited (‘VTHL’).

Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%, and Vodafone UK and Three UK are wholly owned subsidiaries of VTHL.

See note 27 ‘Acquisitions and disposals’ and note 33 ‘Subsequent events’ in the consolidated financial statements for further information. This transaction has impacted several categories of assets and liabilities in the year.

Assets

Non-current assets

Goodwill and other intangible assets increased by €2.8 billion between 31 March 2025 and 31 March 2026 to €36.3 billion. The increase of €1.4 billion in Goodwill primarily reflects the merger with Three UK. Other intangible assets increased by €1.4 billion and includes both the fair value of intangible assets acquired as part of the merger and other additions in the year, partially offset by amortisation charges.

Property, plant and equipment increased by €3.5 billion between 31 March 2025 and 31 March 2026 to €34.2 billion and comprises €22.7 billion of owned assets and €11.5 billion of right-of-use assets. Owned assets increased by €2.3 billion, which is primarily attributable to the merger with Three UK and other additions in the year, partially offset by disposals and depreciation charges. Right-of-use-assets assets increased by €1.2 billion.

Investments in associates and joint ventures decreased by €0.4 billion between 31 March 2025 and 31 March 2026 to €6.5 billion. This reflects a decrease in Oak Holdings 1 GmbH (Vantage Towers) of €0.7 billion, which resulted from a non-cash impairment charge of €0.5 billion of the INWIT asset, following its share price decline, and the reclassification of the VodafoneZiggo investment as held for sale. This was offset by the acquisition of a 30% interest for €0.6 billion in Maziv Proprietary Limited by Vodacom. See note 12 ‘Associates and joint arrangements’ in the consolidated financial statements for more information.

Other non-current assets decreased by €3.2 billion between 31 March 2025 and 31 March 2026 to €25.7 billion, primarily due to a decrease of €1.2 billion in Trade and other receivables, a €1.1 billion decrease in Other investments and a decrease of €1.0 billion in deferred tax assets.

Current assets

Current assets decreased by €1.5 billion between 31 March 2025 and 31 March 2026 to €27.1 billion. This was primarily due to a decrease of €2.0 billion in Cash and cash equivalents and a decrease of €0.7 billion in Other investments, partially offset by an increase of €1.2 billion in Trade and other receivables.

Assets held for sale

Assets held for sale of €0.2 billion comprised the Group’s investment in VodafoneZiggo Group Holding B.V.

Total equity and liabilities

Equity

Total equity increased by €0.4 billion between 31 March 2025 and 31 March 2026 to €54.4 billion, primarily due to an increase of €3.4 billion relating to acquisitions and transactions with non-controlling interests, primarily attributable to the merger with Three UK. This was offset by: (i) comprehensive expense in the year of €0.1 billion, (ii) €1.3 billion of dividends paid to the Group’s shareholders and (iii) €2.0 billion of treasury share purchases.

Non-current liabilities

Non-current liabilities decreased by €0.3 billion between 31 March 2025 and 31 March 2026 to €51.6 billion, primarily due to a €0.6 billion decrease in Borrowings, partially offset by a €0.2 billion increase in deferred tax liabilities.

Current liabilities

Current liabilities increased by €1.2 billion between 31 March 2025 and 31 March 2026 to €24.0 billion, primarily due to a €1.5 billion increase in Trade and other payables, primarily due to (i) an impact of €0.7 billion from the merger between Vodafone UK and Three UK and (ii) recognition of a liability of €0.3 billion based on the observable market value of the shares that have been assigned to Vodafone Idea Limited (see note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements for more information.

Inflation

The Turkish economy was designated as hyperinflationary from 30 June 2022. The Ethiopian economy was designated as hyperinflationary from 31 December 2022 until 31 March 2025. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish operations whose functional currency is Turkish lira, from 1 April 2022, and to the Ethiopian operations, whose functional currency is Ethiopian Birr, from 1 April 2022 until 31 March 2025. See note 1 ‘Basis of preparation’ in the consolidated financial statements for more information and for a summary of the impact on the financial results of the Group for the year ended 31 March 2026.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	19

Our financial performance continued

Cash flow and funding

Analysis of cash flow

	FY26 €m	FY25 €m	Reported change %

Inflow from operating activities	14,291	15,373	(7.0)

(Outflow)/inflow from investing activities	(4,238)	4,759	(189.1)

Outflow from financing activities	(11,806)	(15,278)	22.7

Net cash (outflow)/ inflow	(1,753)	4,854	(136.1)

Cash and cash equivalents at the beginning of the financial year	10,893	6,114

Exchange loss on cash and cash equivalents	(227)	(75)

Cash and cash equivalents at the end of the financial year	8,913	10,893

Cash inflow from operating activities decreased to €14,291 million, reflecting cash inflows from discontinued operations in the prior year.

Outflow from investing activities increased by €8,997 million to €4,238 million, primarily due to proceeds from the disposals of 10% of Oak Holdings 1 GmBH (€1,336 million), 18% of Indus Towers Limited (€1,684 million) and Vodafone Spain (€3,669 million) in the comparative period, which outweighed lower cash outflows from discontinued operations, settlement in the current year of redeemable preference shares provided by Zegona Communications Plc as part of the disposal of Vodafone Spain and a higher net inflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

(Outlow)/inflow from investing activities includes the purchase of property, plant and equipment. See the consolidated statement of cash flows on page 141 for more information for the year ended 31 March 2026 and the comparative year. The Group continues to invest to further expand 5G roll-out coverage and capacity.

Outflows from financing activities decreased by €3,472 million to €11,806 million resulting from lower repayment of borrowings, higher proceeds from the issue of long-term borrowings, lower cash inflows from discontinued operations and lower dividends paid, which were partly offset by higher payments in respect of the purchase of treasury shares.

20	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our financial performance continued

Borrowings and cash position

	FY26 €m	FY25 €m	Reported change %

Non-current borrowings	(45,506)	(46,096)

Current borrowings	(7,130)	(7,047)

Borrowings	(52,636)	(53,143)

Cash and cash equivalents	8,982	11,001

Borrowings less cash and cash equivalents	(43,654)	(42,142)	(3.6)

Borrowings include bonds of €33,828 million (31 March 2025: €36,402 million), lease liabilities of €12,388 million (31 March 2025: €10,826 million), cash collateral liabilities of €1,644 million (31 March 2025: €2,357 million) and loans and other borrowings of €4,776 million (31 March 2025: €3,558 million).

The decrease in borrowings of €507 million was primarily driven by a reduction in bonds (€2,574 million) as a result of the repayment of certain bonds and foreign exchange rate movements, together with a reduction in collateral liabilities (€713 million), which outweighed an increase in lease liabilities (€1,562 million) arising primarily from the VodafoneThree merger in the UK and an increase on other borrowings (€1,218 million) following a preference share issuance in Vodacom (€404 million) and higher licence and spectrum borrowings (€602 million), principally from 5G spectrum acquired in Türkiye.

Liquidity is reviewed regularly on at least a 12-month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2026 amounted to cash €9.0 billion (2025: €11.0 billion) and undrawn committed facilities of €7.6 billion (2025: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.5 billion) and €4.1 billion and which mature in 2028 and 2031 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 60 years.

See note 21 ‘Borrowings’ and note 22 ‘Capital and financial risk management’ in the consolidated financial statements for more information on the funding position of the Group and note 28 ‘Commitments’ for disclosure of the minimum amounts the Group was committed to pay at 31 March 2026 and for the comparative year.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	21

Our financial performance continued

Prior year operating results

Our operating performance for the last financial year ended 31 March 2025 compared to the financial year ended 31 March 2024 can be found on pages 19 to 27 of our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on 6 June 2025.

Acquisitions and disposals

See note 27 ‘Acquisitions and disposals’ in the consolidated financial statements for details of acquisition and disposal transactions during the years ended 31 March 2026 and 2025.

Transactions in the year ended 31 March 2024 are summarised below.

Disposals

On 28 September 2023, the Group sold M-Pesa Holding Company Limited which holds funds on trust for M-Pesa customers, to Safaricom Plc for US$1. Balances included in the Group’s consolidated statement of financial position at the date of disposal included cash of €63 million, together with short-term investments of €1,195 million and €1,156 million due to M-Pesa customers recorded within Other investments and Trade and other payables, respectively.

Share buybacks

In May 2024, the Group started a series of irrevocable and non-discretionary share buyback programmes in order to return €2 billion of the proceeds from the sale of Vodafone Spain. The last of these was announced on 4 February 2025 and completed on 19 May 2025.

A new series of share buyback programmes of up to €2 billion of the proceeds from the sale of Vodafone Italy was announced on 20 May 2025, 23 July 2025, 10 November 2025 and 4 February 2026, with the programmes completing on 11 May 2026.

Details of the shares purchased under these programmes are shown below.

Date of share purchase	Number of shares purchased[1,2] 000s	Average price paid per share inclusive of transaction costs Pence £	Total number of shares purchased under publicly announced share buyback programmes[3,4,5,6] 000s	Total consideration of shares purchased under the programmes €000

April 2025	74,663	69.90	74,663	61,131

May 2025	104,937	72.14	179,600	152,748

June 2025	313,874	75.37	493,474	430,850

July 2025	249,090	81.76	742,564	666,864

August 2025	194,792	85.47	937,356	858,837

September 2025	119,656	86.70	1,057,012	978,197

October 2025	96,695	87.74	1,153,707	1,075,368

November 2025	134,159	90.90	1,287,866	1,216,207

December 2025	256,290	96.16	1,544,156	1,497,782

January 2026	89,815	101.90	1,633,971	1,603,224

February 2026	270,208	114.30	1,904,179	1,967,149

March 2026	61,100	110.68	1,965,279	2,045,082

April 2026	39,791	116.29	2,005,070	2,098,316

May 2026 (until 11 May)	22,837	118.67	2,027,907	2,126,871

Total[5]	2,027,907	90.39	2,027,907	2,126,871

Notes:

1.	The nominal value of shares purchased is 20 21/22 pence each.
2.	Settlement date is two days after shares purchased.
3.	No shares were purchased outside the publicly announced share buyback programmes.
4.	In accordance with shareholder authority granted at the 2024 and 2025 Annual General Meetings.
5.

The total shares repurchased under each programme were 578,085,036 shares completed on 19 May 2025, 550,160,688 shares completed on 23 July 2025, 502,265,648 shares completed on 10 November 2025, 441,527,385 shares completed on 4 February 2026 and 383,158,231 shares completed on 11 May 2026.

6.	The total number of shares purchased represented 8.8% of our issued share capital, excluding Treasury shares, at 11 May 2026.

22	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our financial performance continued

Section 219 SEC filings of interest

Vodafone Group Plc (‘Vodafone’) does not have any operations in Iran i.e. subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither Vodafone, its subsidiaries, nor its affiliates have engaged in any activities requiring disclosure under Section 13(r) of the Securities Exchange Act of 1934. Vodafone maintains an economic sanctions compliance programme which aims to ensure adherence to applicable laws and regulations and to support proactive and transparent disclosure of relevant revenues.

Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. Approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €112,538.63 and €349,948.19 respectively, for the financial year ended 31 March 2026.

Vodafone has certain embassy and enterprise relationships with Iranian entities. During the financial year ended 31 March 2026, Vodafone provided telecommunications services to two Iranian national embassies and consulates globally. The approximate gross revenue attributable to both relationships during the financial year ended 31 March 2026 was €1,405.15.

During the financial year ended 31 March 2026, Vodafone provided telecommunications services to seven Iranian majority-government-owned or controlled entities and/or entities listed on Office of Foreign Assets Control (OFAC) SDN list. To the best of Vodafone’s knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in these activities. Five of these enterprise relationships were terminated within the financial year and are no longer active. In addition, a notice of termination has been served on the further two enterprise relationships and transactions with those entities are expected to cease in 2026. In addition to previous disclosures, the approximate total gross revenue attributable from 5 November 2018 (when relevant entities became listed on OFAC’s SDN lists), to the financial year which ended 31 March 2025, was €88,495.99. The approximate gross revenue attributable to all of the enterprise relationships during the financial year ended 31 March 2026 was €9,932.36.

During the financial year ended 31 March 2026, Vodafone Global Network Limited (VGN) continued to be a member of a consortium including Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran) that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2026 for which Vodafone was due any revenues.

Vodafone, through one of its subsidiaries, registers and renews certain domain names in Iran for brand protection purposes. Renewals are submitted to the Iranian Institute for Research in Fundamental Science, which is the domain name registry in Iran. The costs of the registration and renewal of the domain names for the financial year ended 31 March 2026, including the professional fees associated therewith, were €883.44. Vodafone also continues to maintain Iranian trademarks in Iran. No fees were due to the Iranian patents or trademarks offices during the financial year ended 31 March 2026.

Dividends

The Board is recommending total dividends per share of 4.6125 eurocents for the year. This includes a final dividend of 2.3625 eurocents compared to 2.25 eurocents in the prior year.

This year’s report contains the Strategic Report on pages 1 to 70, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Group Chief Executive and Group Chief Financial Officer.

/s/ Margherita Della Valle

Margherita Della Valle

Group Chief Executive

19 May 2026

/s/ Pilar López

Pilar López

Group Chief Financial Officer

19 May 2026

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	23

ESG and responsible business

Guided by our mission to connect everyone, we address Environmental, Social and Governance (‘ESG’) topics through our mission led strategy, to enable an inclusive, sustainable and trusted digital society. By embedding ESG across our strategy, we are building the foundations for long-term shareholder value.

Notes:

1.	Organic growth. See page 227 for more information
2.

Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY26 figure will be finalised during FY27. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax.

24	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

ESG and responsible business continued

Our ESG disclosures

We report on a broad range of ESG topics, against a number of frameworks, to help stakeholders understand our responsible business performance.

Topic	Annual Report Website

ESG governance	page 25	vodafone.com/esg-governance

ESG strategy and reporting	page 27	vodafone.com/esg-approach

ESG addendum		vodafone.com/esg-addendum

ESG addendum methodology		vodafone.com/esg-methodology

EU taxonomy		vodafone.com/taxonomy

Modern slavery statement		vodafone.com/modern-slavery-statement

Responsible minerals report		vodafone.com/responsible-minerals

Climate-related risk report (‘TCFD’)	pages 65–70	vodafone.com/tcfd

ESG assurance table	page 58	vodafone.com/esg-assurance

UK Streamlined Energy and Carbon Report (‘SECR’)	page 58	vodafone.com/secr

Non-financial sustainability statement	page 59	vodafone.com/nfrs-statement

ESG cautionary statement	page 59	vodafone.com/esg-statement

Carbon Disclosure Project (‘CDP’)		vodafone.com/cdp

EcoVadis		vodafone.com/ecovadis

Global Reporting Initiative (‘GRI’)		vodafone.com/esg-addendum

Sanctions and trade controls statement		vodafone.com/sanctions-statement

Sustainability Accounting Standards Board (‘SASB’)		vodafone.com/sasb

UK pay gap report		vodafone.com/pay-gap

UNGC communication on progress		vodafone.com/ungc-cop

Protecting the Planet	pages 28–32	vodafone.com/protecting-the-planet

Tackling carbon emissions	pages 28–30	vodafone.com/tackling-carbon-emissions

Climate transition plan		vodafone.com/ctp

Network equipment e-waste and circularity	page 31	vodafone.com/network-circularity

Device equipment e-waste and circularity	page 32	vodafone.com/device-circularity

Nature and biodiversity		vodafone.com/nature

Enabling the green transition		vodafone.com/enablement

Topic	Annual Report Website

Empowering People	pages 33–43	vodafone.com/empowering-people

Network coverage	page 33	vodafone.com/network-coverage

Smartphone affordability	page 34	vodafone.com/affordable-tariffs

Smartphone accessibility	page 35	vodafone.com/smartphone-accessibility

Financial inclusion services	page 36	vodafone.com/financial-inclusion

Small and Medium Enterprise (‘SME’) services	page 37	vodafone.com/smes

Public sector services	page 37	vodafone.com/public-sector

Organisational culture	page 38	vodafone.com/our-people

Diversity, Equity and Inclusion	pages 39–40	vodafone.com/diversity-and-inclusion

Safety, Health and Wellbeing	pages 42–43	vodafone.com/workplace-safety

Maintaining Trust	pages 44–52	vodafone.com/maintaining-trust

Code of Conduct	page 44	vodafone.com/code-of-conduct

Speak Up	pages 44–45	vodafone.com/speak-up

Anti-bribery, corruption and fraud	page 45	vodafone.com/anti-bribery

Network shutdowns	page 46	vodafone.com/managing-human-rights

Law enforcement assistance	page 47	vodafone.com/managing-human-rights

Transparency report		vodafone.com/transparency

Responsible supply chain	page 48	vodafone.com/responsible-supply-chain

Code of Ethical Purchasing		vodafone.com/cep

Human rights in the supply chain	page 49	vodafone.com/responsible-supply-chain

Data privacy	pages 50–51	vodafone.com/privacy

Cyber security	pages 52–54	vodafone.com/cyber

Network and IT resilience	page 55	vodafone.com/resilience

Artificial Intelligence (‘AI’) framework		vodafone.com/aI-framework

Mobiles, masts and health		vodafone.com/emf

Tax and economic contribution		vodafone.com/tax

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	25

ESG and responsible business continued

Our ESG governance

ESG is integral to our operations, reinforced by our ESG governance framework. We continue to enhance this framework to drive the effective delivery of our ESG initiatives while meeting evolving regulatory and reporting requirements.

Our ESG governance model embeds environmental, social and governance considerations into our day-to-day management, while maintaining Board oversight. Our ESG governance model complements our broader governance structure, which facilitates effective decision-making and supports strategy delivery.

Read more about the our governance model on page 74

Read more about the Board and Board delegated Committees such as roles and division of responsibilities on pages 74 to 80

We recognise that ESG includes a broad range of topics, with each area requiring diverse expertise and cross-functional collaboration to effectively deliver each strategic initiative. For this reason progress on ESG topics is reported up to the Board via various Committees, determined by the appropriate route for the specific topic.

Read more about our material topics mapped against their accountable Committee on page 26

Each Committee is supported by senior leaders and business functions who are responsible for implementing ESG strategic initiatives and monitoring associated progress. The format of reporting on material topics may differ, as management aims to ensure that information is tailored appropriately to support the Committee in fulfilling its responsibilities. Where relevant, subject-matter experts contribute to joint papers, and papers may be shared across multiple Committees where topics overlap, ensuring consistent and informed decision-making.

The ESG Committee is made up of Board members who oversee the approach to ESG and monitor our mission, providing strategic steer and challenge.

Read more about the focus of the meetings on page 99

The ESG Committee and the Audit and Risk Committee (‘ARC’) meet at least annually to discuss our approach to reporting on ESG matters.

Read more about the ARC on pages 92 to 97

Using the ESG Committee’s strategic direction the ESG and Reputation Committee (‘ESGR’), made up of Executive Committee members, provides oversight and direction to ensure delivery of our ESG initiatives and to ensure compliance with ESG regulations.

Read more about the ESGR on page 75

We added the ESG Steering Committee (‘SteerCo’) as a further layer of governance into our model this year. The SteerCo is made up of our senior leadership team (‘SLT’) responsible for the delivery of our ESG initiatives. The key objectives are to build awareness, strengthen ownership and coordinate delivery of topics that fall within the remit of the ESG Committee.

Programme progress is reviewed in quarterly meetings, supported by dashboard tracking to monitor initiatives, capture learnings, and strengthen cross-functional and market collaboration. In parallel, the SteerCo aims to empower accountable owners to make aligned decisions, streamlining delivery and improving overall efficiency.

This model ensures ESG considerations are embedded across our operations and decision-making, both from the bottom up and the top down. This two way approach reinforces ESG as an integral part of how we drive the business, as topics are discussed at every level and progress is reported to and monitored by the Board.

26	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

ESG and responsible business continued

Our material topics[1]

Material topic	Subtopic	Link to Vodafone strategy	Read more	Board or Board Committee Responsible	Read more

Climate change	Scope 1 and 2 GHG emissions		pages 28 to 29	ESG Committee	page 99

	Scope 3 GHG emissions		pages 29 to 30	ESG Committee	page 99

Waste and circularity	Network equipment e-waste and circularity		page 31	ESG Committee	page 99

	Device equipment e-waste and circularity		page 32	ESG Committee	page 99

Digital inclusion	Network coverage		page 33	Technology Committee	page 98

	Affordability and accessibility		pages 34 to 35	ESG Committee	page 99

	Financial inclusion services		page 36	ESG Committee	page 99

	Digitalising SMEs and public sector		page 37	ESG Committee	page 99

Our people strategy	Organisational culture		page 38	Board	page 77–80

	Diversity, Equity and Inclusion		pages 39 to 40	Board	page 77–80

	Talent attraction and retention		page 41	Board	page 77–80

	Safety, Health and Wellbeing		pages 42 to 43	Board	page 77–80

Business integrity	Code of Conduct		page 44	Audit and Risk Committee	page 92–97

	Speak Up		pages 44 to 45	Audit and Risk Committee	page 92–97

	Anti-bribery, corruption and fraud		page 45	Audit and Risk Committee	page 92–97

Human rights	Network shutdowns		page 46	ESG Committee	page 92–97

	Law enforcement assistance		page 47	ESG Committee	page 92–97

Responsible supply chain	Responsible supply chain		page 48	ESG Committee	page 99

	Human rights in the supply chain		page 49	ESG Committee	page 99

Security and resilience	Data privacy		pages 50 to 51	Audit and Risk Committee	page 92–97

	Cyber security		pages 52 to 54	Audit and Risk Committee	page 92–97

	Network and IT resilience		page 55	Audit and Risk Committee	page 92–97
Key Protecting the Planet Empowering People Maintaining Trust Note: 1. This table is an indicative list of our material topics.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	27

ESG and responsible business continued

Our approach to materiality and ESG reporting

Our materiality assessment process

We approached the materiality assessment as an extension of our ongoing work; consolidating impacts, risks and opportunities already recognised across our operations through a structured process.

We continue to strengthen our approach to ESG, driving alignment with commercial strategies and developing strong governance throughout the organisation in preparation for future reporting under the Corporate Sustainability Reporting Directive (‘CSRD’) and UK Sustainability Reporting Standards (‘UK SRS’). Our reporting is prepared using a reporting boundary for our own operations consistent with our financial statements. In addition, we include information on material value chain components.

Our approach to materiality assessment

We have conducted an extensive and in-depth double materiality assessment considering both the financial and impact materiality of various ESG matters across the Group.

In performing our materiality assessment, we assessed our business model to identify and evaluate all potential material topics, considering both impact (‘inside-out’) and financial (‘outside-in’) perspectives. This assessment was grounded in a thorough understanding of the context of our operations and value chain focusing on our core activities. Where appropriate, we considered heightened risks and impacts associated with specific activities, business relationships, geographies, and our end-to-end value chain.

To deliver the materiality assessment we undertook a top-down approach starting with a list of sector agnostic topics. In addition, we benchmarked our activities and potential material topics against sector peers, drawing on industry standards such as the SASB Telecommunications Service Standard and S&P CPA Sector Specific Guidance, alongside desk-based research.

The potential material topics were reviewed by the Chief External Affairs Officer to assess relevance prior to undertaking stakeholder engagement. Both internal and external stakeholders were consulted using individual interviews, group workshops and surveys. Stakeholders included internal specialists, employee groups, senior leaders, suppliers, investors, and representatives from industry groups.

Identification of material topics were determined using a centralised scoring methodology that incorporated both qualitative and quantitative elements. For each topic, we considered the most relevant parts of our value chain (own operations, upstream, or downstream) and relevant time horizons. The value chain relates to the full lifecycle of our activities from conception to end of life, including both upstream suppliers and downstream customers.

A topic is material from an impact perspective when our actions, or those of our suppliers, customers, or business partners, lead to significant effects on the environment or on people. For impact materiality we considered scale, scope, irremediability, and likelihood of actual or potential impacts.

A topic is material from a financial perspective when the topic can affect our financial performance significantly either positively as an opportunity or negatively as a risk. For financial materiality we assessed probability and magnitude of topic-related financial effects leveraging our integrated risk management process.

The process has been led by our ESG Reporting and Sustainable Business teams with cross-

functional input from across the business. The proposed list of material topics was reviewed by senior leaders, and approved by the Board. As we move towards CSRD compliance we continue to review, enhance and update our approach to our materiality assessment which may result in changes to the identified topics in future periods.

Each material topic is validated and sponsored by a member of the Executive Committee, this enables topic-level leadership and embeds accountability throughout the business. These responsibilities include overseeing the relevant strategies, action plans, progress and delivery against future commitments. The responsible Board Committee receives regular updates on progress across our material topics.

Read more about our ESG governance on page 25
Read more about our governance structure on page 71

The materiality assessment outputs are summarised in the ‘Our material topics’ table which outlines the ESG matters identified as material to us. Details on strategically important topics that are not identified as material have been removed from this report.

Read more about our non-material topics on page 24
Read our material topics table on page 26

Our response to identified material topics

The responsibility to develop and implement a strategy to manage each material topic is assigned to a senior leader within the relevant business function aligned to the Executive Committee sponsor for the topic. Delivery teams work cross functionally to deliver against the agreed strategy and are supported by our ESG Reporting function, who ensure that decision-useful information is reported to manage progress. An update on our programmes in each of these areas is available in this report.

Read more about our material topics on pages 28 to 57

28	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Protecting the Planet

100% grid electricity purchased and used globally matched with renewable sources[1] 31% reduction in Scope 1,2,3 GHG emissions since 2020

Note:

1.

Correct to zero decimal places. Less than 0.2% of grid electricity used by Vodafone Group in FY26 is not matched with renewable sources. This is because in a small number of locations where we operate, there is no available renewable electricity purchasing mechanism and these locations are not grid-connected to any markets where such mechanisms are available.

Scope 1 and 2 GHG emissions

The biggest driver of our operational emissions (referred to as ‘Scope 1 and 2’) is the burning of fossil fuels to generate the energy needed to run our networks.

We are working to reduce these emissions every year to achieve our climate targets. The emissions reduction trajectory used to set our climate targets is aligned to our long-term ambition to reach net zero across our value chain by 2040. As part of our Climate Transition Plan, we mapped this trajectory with interim milestones to reach net zero in our own operations in Europe by 2028 and in Africa by 2035. Separate net zero targets for Europe and Africa recognise the significant differences in the challenges we face in these two regions. Our emission reduction trajectory also includes our near-term Science Based Target initiative (‘SBTi’) validated target to achieve 90% reduction in Scope 1 and 2 emissions globally by 2030. We monitor our progress in reducing Scope 1 and 2 emissions in comparison to this trajectory.

By doing so, we seek to reduce our environmental impact, strengthen the resilience of our network and enhance confidence among our business customers with regard to our ESG commitments.

Strategy

Our climate transition plan outlines the actions we are taking during the period FY25 to FY27 to reduce emissions in line with our climate targets and to build climate resilience into our business.

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

4. We seek to reduce the accidental release of Fluorinated gases (‘F-gases’) by improving the maintenance and operation of our cooling and fire suppression systems. We are also transitioning to lower global warming potential (‘GWP’) gases where possible.

5. We increase the use of Electric Vehicles (‘EVs’) powered by electricity from renewable sources in our fleet in Europe through fleet electrification, installation of EV infrastructure and employee engagement to increase EV adoption.

6. We aim to match the grid electricity we use with renewable electricity certificates (‘RECs’), including through Power Purchase Agreements (‘PPAs’). In markets where RECs are not yet available, we seek to innovate and establish new ways of purchasing renewable grid electricity.

This year

We advanced the deployment of our climate transition strategy across our markets. We delivered progress in deploying innovations in network energy efficiency and grid flexibility, and progress in electrifying our vehicle fleet in Europe.

We continued improving energy efficiency across our global network operations, with a particular focus on deploying latest generation energy efficient radio hardware, activating new smart power-saving features, and developing artificial intelligence use cases for energy management. For example, we developed a ‘0 bit, 0 watt’ software, resulting in a reduction in energy usage of up to 90% during periods of idle use, and introduced AI based energy tracking tools for anomalies detection. These tools helped us unlock energy consumption insights that have led to energy savings.

We strengthened our focus on innovation and undertook trials aiming to test new technologies within our network. We led a distributed energy storage system pilot in the Czech Republic to test how large scale grid-connected batteries could support grid balancing; the stabilisation of electricity grids through a syncing of supply and demand. We launched a pilot project in the United Kingdom to explore how large-scale battery systems connected to the grid could support more flexible and sustainable energy. Using batteries to balance electricity supply and demand improves grid flexibility by storing power when it is plentiful and releasing it back to the grid when it is needed. This grid flexibility is increasingly needed to enable the transition from fossil fuels to more intermittent renewable sources of energy.

In addition to exploring grid flexibility, we recognise the growing need to match electricity use in our own operations to times when the grid is most renewable. We undertook further research on this topic, and explored how this can be implemented within our energy management systems, and seek to develop our approach in the future.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	29

Protecting the Planet continued

We have also progressed in transitioning away from the use of fossil fuels to power our network off-grid. We continued to roll out solar powered sites across our markets, using photovoltaic systems to generate renewable electricity on-site. Additionally, we operationalised the first ‘virtual wheeling’ project in South Africa using a platform we developed in collaboration with a South African energy utility provider. The platform enables independent power producers to feed the renewable power they generate into the grid at scale, helping expand access to clean energy. Finally, we trialled a low-cost hybrid diesel generator control system in Mozambique to reduce diesel use when there are grid outages by switching power supply to batteries, helping us reduce our reliance on diesel generators whilst maintaining the resilience of our network in the event of outages.

We have also made progress in decarbonising our fleet. Around one quarter of the vehicles purchased and ordered in our fleet across Europe are now electric. The increase in proportion of electric vehicles has been driven by continued employee engagement and implementation of our company vehicle internal policies.

During the year, we continued to engage our employees regarding the commercial benefits of transitioning to renewable energy and delivered training to equip teams with the skills they need to implement our decarbonisation programmes. In parallel, we developed advanced monitoring tools to provide energy consumption insights in real-time and support more effective energy optimisation. Implementing these new tools has supported our employees in gathering insights on where energy savings could be made, and where decarbonisation measures could be put in place.

In addition to these milestones, our individual markets have also continued their progress towards achieving the Group net zero target. In June 2025, our largest European market, Vodafone

Germany, successfully achieved its target to reach net zero emissions from its own operations by 2025. Measures put in place to achieve these milestones have presented significant benefits for the business: for example, efforts to make Vodafone Germany’s network more energy-efficient have saved up to 280 gigawatt-hours (GWh) in the past four years alone. Vodafone Germany’s milestone was achieved by reducing its Scope 1 and 2 emissions by 93% since 2020 and neutralising the remaining emissions through investment in carbon dioxide removal projects.

To advance towards our goal for the Group to be net zero in our operations by 2030, we seek to neutralise less than 10% of our emissions through carbon offsetting in line with the Integrity Council for the Voluntary Carbon Market’s Core Carbon Principles. This year, we began procuring carbon removal credits to support Vodafone Germany in achieving net zero, and have developed a short term strategy for the Group to procure high quality credits across our European markets. As part of this strategy, we have planned to, where possible, invest in projects that will generate benefits for local communities and help restore local ecosystems in countries or regions where we operate.

Scope 1 and 2 GHG emissions

	2026 million tonnes CO2e	2025 million tonnes CO2e

Scope 1 and 2 (market-based)	0.26	0.30

Scope 1 and 2 (location-based)	2.21	2.22

During the year, we re-baselined our GHG emissions following the merger between Three UK and Vodafone UK. This contributed to a 12% decrease in Scope 1 and 2 emissions between FY25 and FY26, due to Three UK not matching grid electricity use with renewables until FY26. This decrease was also driven by our Scope 1 and 2 climate transition initiatives, including further improvements in network energy efficiency and the rollout of on-site renewables.

Renewable electricity purchasing1 and total energy use

	2026	2025[2]

Percentage of purchased grid electricity used and matched with renewable sources (%)	100	98

Total energy use (GWh)	5,967	5,806

1.

Correct to zero decimal places. Less than 0.2% of grid electricity used by Vodafone Group in FY26 is not matched with renewable sources. This is because in a small number of locations where we operate, there is no available renewable electricity purchasing mechanism and these locations are not grid-connected to any markets where such mechanisms are available.

2.

The percentage of our grid electricity matched with renewable sources in FY25 has been restated to include Three UK, following the merger with Vodafone UK. Grid electricity consumed by Three UK was not fully matched with renewable sources in the FY25 reporting period.

Read more about our approach to Streamlined Energy and Carbon Reporting (‘SECR’) on page 58

We also maintained our commitment to match 100% of the grid electricity purchased and used in our global operations with electricity from renewable sources through power purchase agreements and RECs.

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

Whilst we have progressed in reducing market-based Scope 2 emissions in Africa, we face significant challenges in reducing Scope 1 emissions. Telcos operating in Africa face structural barriers to decarbonisation, with weak and unreliable grid infrastructure driving continued reliance on diesel generators for remote and network-critical sites, compounded by regulatory, financial, and market constraints that delay the rollout of cleaner on-site energy alternatives. In addition, we continue to prioritise the expansion of our network in Africa to support digital inclusion and connect rural communities. While this delivers significant social and economic benefits, such as improved access to essential services, it also creates additional challenges for decarbonisation. We are actively working to address the associated technological, market, and supply-chain barriers to enable a just transition to net zero, with growing recognition that decoupling network expansion from increasing emissions will depend on collaboration with industry partners, suppliers, and wider societal actors.

Click here for our approach and challenges to decarbonising Africa’s ICT sector: vodacom.com/protecting-the-planet

Looking forward

We intend to further build on this year’s success in order to progress against our net zero targets.

In European markets, where renewable grid electricity is more easily accessible and electricity markets are more mature, we intend to continue focusing on energy optimisation. Specifically, we seek to leverage the deployment of artificial intelligence to optimise energy use and management. For example, we aim to further enhance the efficiency of our energy management through the introduction of intelligent automation platforms, which we believe will enable intelligent optimisation of energy consumption at scale.

In our African markets, where energy systems are still maturing, our priority focus remains phasing out fossil fuels from our own operations and the power grids that we use. We seek to do so by growing partnerships, using energy as a service model to deploy on-site renewable energy and eliminate the need for large upfront capital investments in infrastructure.

30	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Protecting the Planet continued

Scope 3 GHG emissions

As a service provider, 96% of our emissions are generated as an indirect result of the Company’s activities or business model (referred to as ‘Scope 3’). The majority of our Scope 3 emissions originate from the production of goods and services that we buy, the use of our products or services by our customers and the activities we finance through our investments.

We monitor our Scope 3 emissions in comparison to our target emission reduction trajectory, which aligns to our long-term ambition to reduce Scope 1, 2 and 3 emissions by 90% and reach net zero across our value chain by 2040. As an interim milestone, our trajectory includes a 50% reduction target in Scope 3 emissions by 2030.

Working with our value chain partners to reduce emissions helps make them more prepared for a low-carbon future, which in turn leads to a more resilient value chain. Securing more sustainable products, services and partnerships with a lower environmental impact positions us to keep pace with the expectations of our customers in relation to ESG performance.

Strategy

We seek to reduce our Scope 3 emissions through five priority areas of action:

1. We are working to improve the availability, accessibility and consistency of our Scope 3 data and to leverage supplier and product data as levers for value chain carbon reduction.

2. We work with our strategic suppliers to align their climate ambitions with ours and accelerate the implementation of their decarbonisation plans. We also consider supplier climate ambitions, plans and performance during the procurement and supplier selection process, and include carbon reduction clauses into our supplier contracts.

3. We support the companies we invest in to develop, implement and, if possible, accelerate the decarbonisation of their networks and operations.

4. We communicate with our customers to encourage them to choose lower-carbon and more energy efficient devices, and to use them in ways that reduce emissions during the use phase.

5. We aim to reduce the emissions from the use of the devices we sell through initiatives to extend the lifetime of our devices, design lower carbon devices and engage with original equipment manufacturers to encourage them to adopt circular design principles. These initiatives support our device circularity programmes.

Read more about our approach to device equipment e-waste and circularity on page 32

Click to read our climate transition plan: vodafone.com/ctp

This year

We scaled our supplier engagement programme by introducing a new tool to assess and drive the maturity of our suppliers’ environmental programmes. We have already onboarded 60% of strategic suppliers and are now able to suggest and track specific actions to accelerate reductions in their net zero emissions, contributing to the overall reduction of emissions in our supply chain. This progress was reinforced through introducing environmental standard terms in supplier contracts and ongoing supplier engagements.

We continued to collaborate with our peers to reduce supply chain emissions in our sector. Through industry initiatives such as the Joint Alliance for Corporate Social Responsibility (‘JAC’), we supported 46 suppliers in decarbonising their activities by identifying priority actions for emission reduction, validating reduction pathways, and tracking progress against their decarbonisation plans. Likewise, through our procurement partnership with Telenor, we have jointly strengthened our approach to supplier environmental criteria during both selection and contractual processes to accelerate the development of their environmental programmes.

We continued to reduce our downstream GHG emissions through our efforts to drive awareness among consumers and enterprise customers of the environmental impact of product use, and by integrating sustainable features in our product designs. This year, we launched a programme within Vodafone Business to calculate the carbon footprint of our top enterprise solutions and engaged our Product Management community to explore key themes within sustainability.

We actively engaged our investment companies to share best practices and support the development and implementation of effective emission reduction plans. This year, our engagements have helped us understand their pathway towards decarbonisation: currently three out of four of the network operators and tower companies that we invest in have set net zero targets and have a plan in place to achieve their ambitions. We seek to support them in achieving these where possible.

Scope 3 GHG emissions

	2026 million tonnes CO2e	2025 million tonnes CO2e

Total Scope 3 (upstream)	4.17	3.97

Total Scope 3 (downstream)	1.94	2.88

Total Scope 3	6.11	6.85

In FY26, our Scope 3 GHG emissions decreased by 11% compared to the previous year. This represents an 18% decrease compared to our FY20 baseline year, primarily driven by a reduction of equity stake in our investments, such as in India.

While we have made progress in establishing the foundations to reduce Scope 3 emissions across our value chain, reported emissions are not yet tracking in line with our target trajectory towards interim and long-term Scope 3 reduction targets. This reflects the fact that our Scope 3 emissions reduction depends on decarbonisation actions by suppliers, customers and investee companies. Our influence over these third-parties is limited and they face their own external constraints to decarbonising their operations and the products they sell to us. In addition, Scope 3 emissions are modelled rather than directly measured and remain sensitive to changes in emissions factors and methodological updates, which may not reflect real-world emissions in the short term. We are working to bridge the gap between Scope 3 reduction actions and data through industry collaboration and supplier engagement in order to accelerate the reduction in our reported Scope 3 emissions towards our near- and long-term targets.

Looking forward

Our strategy to reduce Scope 3 emissions will centre on engaging strategic suppliers to advance emission reductions. We seek to develop specific carbon reduction plans for select procurement categories, and integrate these into procurement strategies where emission reductions are most needed. We will also involve more suppliers to set and deliver credible carbon reduction targets. We aim to conduct targeted outreach, capacity-building initiatives, and closer collaboration to ensure suppliers are equipped to measure, report, and improve their emissions performance.

We seek to strengthen our use of carbon data analytics to gain deeper insights into Scope 3 and supply chain emissions. This will inform how we prioritise our actions to deliver the greatest emission reductions. We will also set stretch targets for employees managing the procurement of different categories of products we buy to continue onboarding the remaining strategic suppliers to our programme. By empowering our employees with actionable data and best practices, we can progress towards our aim to integrate emissions reduction into procurement decision-making and transform towards a more sustainable supply chain.

Read more about Responsible Supply Chain on page 48.

Strengthening partnerships with our suppliers builds a more resilient, adaptive supply chain and ensures long-term business continuity. At the same time, securing sustainable goods and services positions us to meet rising demand for sustainable products and keep our portfolio aligned with future market expectations.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	31

Protecting the Planet continued

7,743 network equipment e-waste (metric tonnes)

Notes:

1.	Includes hazardous waste from network equipment e-waste, and hazardous waste now includes batteries. Prior year figures have been restated.
2.	Includes network equipment resold between markets where we operate, or to external third parties, for reuse for the same purpose.
3.	Includes network equipment sent to third-party waste management partners authorised to recycle.

Network equipment e-waste and circularity

Enhancements in our network can lead to decommissioned equipment, which contribute to pollution if improperly disposed of.

Strategy

Our approach prioritises reuse and resale wherever technically and commercially feasible, extending asset lifecycles before materials enter end-of-life treatment, for which we have an annual target per market. Equipment that cannot be reused is systematically directed to certified recycling streams, with a strong focus on avoiding landfill and incineration. Our network equipment circularity strategy comprises three priority areas of action:

1. We aim to engage with suppliers who share our ambition of building a more circular economy for network equipment. We plan to increasingly source equipment with circular design features when replacing or upgrading our network infrastructure.

2. Where possible, we reuse or resell network equipment that we have decommissioned from our network. We seek to manage our network assets smartly and minimise the requirement to buy new equipment, by extending the life of each asset and optimising opportunities for its reuse.

3. Where reuse or resale of decommissioned network equipment is not possible, we establish operational processes to avoid network e-waste being sent directly to landfill or incineration and aim to partner with recyclers that maximise the recovery of materials from e-waste.

This year

We have undertaken a comprehensive review of our network equipment recycling processes to improve the quality, consistency and coverage of the data we receive from our recycling partners. At present, data on the proportion of network equipment e-waste that is ultimately recycled (as opposed to disposed of, to landfill or incineration), and on the level of material recovery achieved during recycling, is not consistently available across all our markets.

This information is currently reported on a consistent basis only by our recycling partners in the UK and South Africa. In those markets, the data indicates that 94% and 80% respectively of the materials sent for recycling are ultimately processed to recover materials.

In the absence of globally consistent downstream data, we measure the proportion of decommissioned electrical and electronic network equipment that is reused, resold or sent to recyclers. Equipment sent for recycling is measured by weight at the point at which the e-waste leaves our possession.

In November 2025, we launched a pan-European recycling tender to select an e-waste recycling partner that could support our ambition to minimise waste sent to landfill and incineration by maximising the recovery of materials in the e-waste recycling processes. This tender leverages our international procurement footprint to encourage potential suppliers to find and deploy new technologies that can help us meet our ambitions, and provide us with transparent data to support reporting of the final treatment of materials from our e-waste.

We continued to leverage our management systems and processes to redeploy decommissioned equipment to other parts of our network where feasible, helping reduce e-waste and generate cost savings. For example, we utilise asset marketplace platforms hosted by a third-party partner.

Decommissioned electronic and electrical network equipment reused, resold or sent to recyclers1

	2026	2025

Total network equipment e-waste (metric tonnes)	7,743	6,686

Reused[2] (%)	1	2

Sent to recyclers[3] (%)	99	98

The total volume of network equipment e-waste increased in FY26 compared to FY25 to 7,743 metric tonnes. This increase was mainly due to more network equipment being decommissioned from our network and sent to recyclers. Projects that contributed to this increase include the dismantling of decommissioned mobile base stations in Türkiye, an increase in returned equipment associated with network expansion activities in South Africa, the upgrade of network equipment from 4G to 5G in Egypt and the replacement of lead acid batteries with lithium-ion batteries across several of our markets.

Our policy is to avoid sending e-waste (non-hazardous or hazardous) from our network equipment directly to landfill or incineration. At the end of its useful life, electronic and electrical equipment decommissioned from our network is sent to responsible and authorised recycling partners. We are aware that sending network equipment e-waste to third party recycling partners does not guarantee that all materials are recovered during the e-waste recycling process.

Looking forward

We will maintain our policy not to send network equipment e-waste directly to landfill or incineration. Improving transparency and data availability about the downstream treatment of our electronic waste across our markets is a priority as we currently have limited visibility of the recycling processes undertaken by our recycling partners. Requirements for data transparency have been included in our tender for a European e-waste recycling partner, which we aim to complete within the next year. Improving data transparency will enable us to work more effectively with our recycling partners to measure, monitor and, over time, improve material recovery rates and reduce the amount of network equipment waste this is ultimately disposed to landfill or incineration. In the long term, we also aim to scale these initiatives in Africa.

We will continue to scale network equipment reuse and repair initiatives, leveraging our new EU logistics hub as a future engine for circularity to improve how returned equipment is assessed and redirected for re-use in a more consistent and efficient way. We will also continue to engage our suppliers on circular design of network equipment and develop training for our buying teams to increase consideration of e-waste impacts at procurement stage.

32	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Protecting the Planet continued

1 million used mobile phone devices collected for reuse, recycling or donation in partnership with WWF since 2022

Note:

1.	GSMA, 2023.

Device equipment e-waste and circularity

We retail smartphones, other mobile devices and Customer Premise Equipment (‘CPE’) devices, such as broadband routers and TV set-top boxes, to consumers and enterprise customers. The production of these electronic devices requires the extraction and use of natural resources, such as tin, tungsten, tantalum and gold. Improper disposal of these devices can contribute to pollution.

Strategy

Our approach to device circularity comprises six priority areas of action:

1. We encourage consumers to extend the lifetime of their mobile device by trading it in to be refurbished and resold.

2. Consumers and enterprise customers are encouraged to purchase second-hand mobile and CPE devices.

3. We empower customers to repair their devices instead of replacing them when faced with damage or technical issues through our after-sales services and our insurance programme.

4. Customer financing options are offered, which encourage them to keep their mobile devices for longer, thus helping to extend the device lifecycle.

5. We continue to integrate environmental criteria into the product design and development process for our own CPE and TV set-top box devices

6. We encourage customers to return end-of-life mobile and CPE devices, so that they can be responsibly recycled.

This year

We focused on developing our services to help customers keep their devices in use for longer or recycle them. We expanded our trade-in and second-life propositions across our markets. For example, we partnered with Recommerce in Germany to offer our customers the possibility to purchase refurbished devices, enabling them to participate in the circular economy. To drive the growth of this programme, we are also testing new trade-in models in Portugal with leading partners to improve customer experience and encourage them to choose refurbished phones. Additionally, we scaled our repair and insurance services, which support customers in keeping their devices for longer. We also introduced flexible financing options, making it easier for customers to access insurance and repair their devices in the event of damage.

We raised awareness of our circularity commitments among our customers. We launched our global campaign ‘We Need the Phones you Don’t’ to encourage customers to trade in their devices, and raised awareness among enterprise customers by hosting a series of roundtables on sustainability topics in partnership with the Economist. We also published a report to provide robust consumer insights highlighting growing demand for refurbished devices and uncovering the motivations and barriers that shape behaviour towards refurbished devices.

We continued to offer products and services to our customers to promote circularity. For example, our end-to-end Device Lifecycle Management (‘DLM’) service for business customers embeds circularity into its core commercial model to simplify device estates, while delivering measurable environmental and social impact at scale. In 2025, we were able to redeploy over 99% of devices returned from the DLM leasing programme. This contributed to carbon reduction, waste avoidance, and the advancement of a closed loop economy, underscoring our ambition to set the global benchmark for sustainable and scalable device ecosystems for businesses. We also continued to leverage the TÜV Rheinland Green Product Mark to encourage customers to purchase sustainable Vodafone branded devices.

We actively engaged in several industry-wide initiatives to accelerate the industry’s transformation towards circularity. We worked with the Global System for Mobile Communications Association (‘GSMA’) and EU operators to develop an approach to standardise labelling for refurbished smartphones. These collaborations demonstrate our commitment to driving industry-wide progress on circularity and carbon reduction.

Since 2022, we have partnered with the World Wide Fund for Nature (‘WWF’) to collect 1 million used mobile phone devices for reuse, recycling or donation. We are proud to announce that we have now successfully reached 1 million collected devices.

We also leveraged our partnership with WWF to put in place environmental initiatives across our markets. We implemented ‘zero waste’ stores in Greece, advanced research on consumer attitudes to device circularity in UK and Germany and trialled nature-tech solutions in South Africa to protect local biodiversity.

Looking forward

We aim to continue scaling our trade-in, refurbishment and insurance programmes. We will develop our second-life product offering to help reduce e-waste and support customer retention. We also aim to further integrate device care into our customer proposition, including enhanced repair services, encouraging customers to keep their devices for longer while generating incremental sales. We will continue embedding circularity into the lifecycle management of our branded products to minimise environmental impact, optimise resource use and deliver sustainable commercial growth.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	33

Empowering People

78% 4G population coverage (outdoor 1Mbps) in Africa 78% 5G population coverage (outdoor 3Mbps) in Europe

Note:

1.	ITU, 2025.

Network coverage

Strategy

Our network coverage strategy is centred on making a tangible impact by continually expanding coverage, deploying fibre infrastructure, and adopting next generation technologies to foster inclusive growth and bridge the digital divide. This approach is guided by three core principles: scale, standardisation and innovation.

We use our reach to deliver cost-efficient rollouts, prioritising investments that maximise coverage and capacity to directly benefit customers. We apply a ‘design once, deploy many’ approach for network standards and common platforms that reduce complexity, accelerate delivery and optimise operational costs. This enables faster adoption of new technologies and simplifies integration across markets.

We are partnering with AST SpaceMobile to enable D2D satellite connectivity for secure and resilient digital communications in any location at any time. We are also a pioneer of Open Radio Access Network (‘RAN’) technology, creating flexible vendor neutral networks that enhance resilience and reduce dependency on single suppliers. In addition, our automation and AI-driven optimisation tools are improving network coverage performance.

Our focus in Europe is to expand coverage of high-performance network technologies, such as 5G and fibre, while increasing existing capacity to support future data growth.

We are also increasing high-speed connectivity throughout Africa to support inclusive growth. We are leveraging cost-efficient infrastructure sharing and innovative deployment models to deliver reliable coverage in both urban centres and deep rural areas.

4G broadband expansion remains a priority in Africa as we seek to increase rural population coverage through innovative and cost-effective means while preparing for future 5G expansion.

This year

In Europe, we have expanded 5G coverage and densified our networks while increasing 5G Standalone capabilities. Our VodafoneThree merger marks a significant step in accelerating 5G rollout with many of our UK customers able to access the best coverage available by roaming on each other’s network, now enabled across over 10,000 radio sites, removing over 16,500 sq/km UK ‘not-spots’.

In Germany, we are helping to remove ‘white spots’, areas with no mobile network coverage, through passive sharing with other operators. In markets such as Romania, RAN sharing including Open RAN pilots are extending 4G/5G into hard-to-reach areas. These multi-market initiatives demonstrate how policy and partnership are driving universal access.

Our 5G footprint in Europe increased by 11,000 sites in FY26, including the additional sites from the VodafoneThree merger, expanding population coverage to 78%. We have also extended fixed broadband to deliver high-speed, reliable connectivity for homes and businesses. Through strategic investments in the latest technologies such as our OXG joint venture in Germany and wholesale partnerships, our Gigabit-capable broadband now reaches 66 million European homes, an increase of 6 million in FY26. Today, we offer the largest Gigabit fixed broadband networks in both our German and UK markets.

In Africa, we are partnering and investing in mobile broadband to connect rural communities and support economic development. To overcome high deployment costs in remote regions,

Vodacom has signed multi-market infrastructure sharing agreements in Mozambique, Tanzania, and the Democratic Republic of Congo (‘DRC’), focusing on sharing fibre networks and tower infrastructure to accelerate 4G rollouts, reduce capital expenditure, and improve speed to market.

As part of the International Telecommunications Union (‘ITU’) Partner2Connect digital coalition, we pledged to increase 4G coverage to an additional 70 million people in sub-Saharan Africa, particularly in our developing markets such as Mozambique, Tanzania, and the DRC. 4G coverage in the region now reaches 78% of the population following deployment of 2,000 new sites this year. Elsewhere, we have extended our 5G footprint with launches in Egypt during June 2025 and Türkiye on 01 April 2026, following successful spectrum auctions.

Network deployment

	Sites deployed (000s)	Population coverage (%)

4G (outdoor 1Mbps)

Africa	37,820	78

Türkiye	28,544	97

5G (outdoor 3Mbps)

Europe	47,547	78

Looking forward

We will continue growing 5G networks in Europe and evolving towards the latest 5G Standalone/ Advanced capabilities in line with our ‘5G Built Right’ strategy. We will also continue enhancing customer experience by delivering reliable, multi-gigabit ready fixed broadband networks, leveraging the latest fibre technologies. We will extend our 4G presence in Africa in deep rural areas by maximising infrastructure sharing and continued modernisation of the network while advancing 5G rollouts and phasing out legacy technologies.

34	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Empowering People continued

65% smartphone penetration across our African markets 7/8 of our European markets offer an affordable tariff

Notes:

1.	GSMA, 2025.
2.	Eurostat, 2025.

Affordability and accessibility

Affordable connectivity is a cornerstone of digital inclusion. When people can access reliable mobile services, data, and devices at a cost they can reasonably afford, they are better equipped to participate in the modern economy – studying online, working remotely, accessing public services, starting and growing businesses, and staying in touch with communities and support networks.

Across both Europe and Africa, affordability challenges persist, though the barriers differ by context. In Europe, rising living costs and energy prices continue to strain household budgets, increasing pressure on ongoing connectivity expenses. In Africa, affordability challenges are often compounded by the high relative cost of basic smartphones and data, creating a higher threshold to get connected in the first place.

Our approach recognises these different realities. In Europe, the focus is on affordable mobile plans that help lower the cost of staying connected for marginalised groups. In Africa, we combine smartphone accessibility (getting people online) with affordable data offers and zero-rated access to essential services (staying online). Together, these interventions support broader digital inclusion and unlock positive social and economic outcomes for impacted groups.

Affordable Tariffs in Europe

Affordability remains a barrier to digital participation across Europe. In FY26, despite continued progress, around 6% of EU residents (aged 16–74) did not access the internet regularly2. This group faces a heightened risk of digital exclusion, potentially limiting access to remote work, online learning and essential digital services.

Strategy

Our aim is to address digital inequality across our European footprint by ensuring that all segments of society, including those on lower-incomes, can get-and stay-connected.

Across all our European markets, we aim to offer more affordable mobile connectivity plans, either through targeted social tariffs (which are means-tested or linked to government support) or lower-cost plans (commercial tariffs available to all customers) to meet customer needs. For example, in both the Czech Republic and the UK, we offer social tariffs that enable customers receiving government financial support to access discounted and flexible fixed and mobile plans.

Following a review of our European markets – combining external research with input from commercial market leads – we established a minimum standard for affordable mobile data access. This standard is based on a minimum data allowance of 6GB per month, priced at less than 2% of the average income of the bottom 40% of the population in each market. This aligns with international benchmarks, including World Bank data and the UN ITU’s Aspirational Targets. Our aim is that all of our European markets meet this standard, creating a consistent approach to supporting customers on a lower income.

This year

We made strong progress in meeting our ambition to offer affordable tariffs across our European footprint. As at 31 March 2026 seven of our eight European markets met our definition of an affordable tariff.

We are committed to supporting affordable internet access for lower-income customers in all our European markets. We conduct annual audits across our European footprint to review the availability of affordable tariffs. These checks help ensure tariff offerings continue to meet data and income thresholds over time.

In addition, we are committed to ensuring continued alignment across our European footprint through annual audits. These checks help ensure tariff offerings continue to meet data and income thresholds over time.

Affordable tariffs in Europe

	2026	2025
European markets that have an affordable tariff in place	7/8	5/8

Looking forward

We will prioritise ensuring the availability of affordable mobile plans across our European markets, providing tariffs that continue to meet the minimum data requirements and remain accessible relative to local income levels. As more daily activities digitalise, we will also review our minimum standard so that it continues to align with evolving customer data needs and ensure we are able to support their full participation in Europe’s digital economy.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	35

Empowering People continued

Smartphone penetration in Africa

The cost of smartphones remain a key barrier for people to get connected. Smartphone ownership is lowest in emerging markets.

Access to 4G smartphones and smart feature phones can provide customers with the necessary technology to connect to the digital world, offering the opportunity for digital inclusion.

Given that smartphones are increasingly the main gateway to digital services, and that they remain inaccessible to a large portion of the population (entry-level smartphones in sub-Saharan Africa cost 99% of the average monthly income for the poorest 20%1), we recognise the urgent need to make smartphones more accessible. During the year, approximately 65% of Vodacom Group’s customers have access to a smartphone.

Strategy

We seek to make 4G smartphones more accessible through several key interventions to reach Vodacom’s Vision 2030 strategy target of reaching above 75% smartphone penetration across our markets.

Low-cost sourcing enables us to deliver affordable 4G entry smartphones through partnerships with second-tier Original Equipment Manufacturers (‘OEMs’), while reducing costs via localised production and tailored device customisation. The Open Market investment leverages distribution channels beyond operator-driven sales to capture new customer segments. We are also pioneering new financing options, including prepaid handset financing.

Notes:

1.	GSMA, 2024.

This year

In support of driving smartphone ownership, Vodacom continued to offer contracts of extended duration (36 months) to make devices more affordable by spreading costs over a longer period. Together, our actions to drive smartphone penetration contributed an additional 10 million smartphones during the year.

We met our overall Vodacom Group target and have had a particularly strong focus on driving smartphone uptake in rural areas. Furthermore, we have now launched pre-paid device financing in all our African markets, which is a strategic imperative for driving growth in smartphone adoption across our markets.

We have successfully leveraged our scale to secure Group deals, sourcing over 3.1 million entry-level 4G devices by year end. Through partnerships with second-tier OEMs and local assembly initiatives in Egypt and South Africa, we introduced affordable models ranging from $20 to $42, tailored with features like WhatsApp, Facebook, YouTube, and long-lasting batteries.

We’ve made strong headway in expanding our Open Market footprint to extend our reach, with active rollouts across markets.

Smartphone penetration in Africa

	2026 (%)	2025 (%)
Smartphone penetration	65	62

Looking forward

In line with Vision 2030, we will continue to increase smartphone penetration and our smartphone base. We will have a strong focus on building partnerships with third parties to scale device financing, and we will continue to pursue opportunities for low-cost sourcing and local assembly, as well as, investing in Open Market. These initiatives are designed to sustain growth and broaden market impact.

Data Democratisation in Africa

For many of our lowest income customers, the cost of data is a barrier to accessing the internet. This is apparent in Africa which has the least affordable data in relation to income.

Strategy

We are focused on reducing the costs of data to better support our customers, particularly for low income groups. In order to make data accessible for marginalised groups and more affordable by offering value for money propositions based on consumer usage and spend, we have two key initiatives – ConnectU and Just4You (‘J4U’).

Our vision for ConnectU is to close the digital divide and empower customers by democratising access to relevant information through a zero-rated platform. ConnectU provides free access to essential services and resources including education, health services and social networks.

J4U makes product recommendations that are based on consumer behaviours and preferences to help to lower their costs. The propositions are personalised at a customer and geographic level. For example, we identify J4U Towns using census data to identify towns with low- to middle-income populations. Populations of J4U Towns are offered customised lower-cost voice and data packages. We offer these solutions at a fair price point in line with local price floor regulations, which protect both the consumer and the sector. These allow for investment to ensure the sustainability of the network infrastructure.

This year

ConnectU has expanded into three additional markets and is now live in five markets (South Africa, Mozambique, Lesotho, DRC and Tanzania.)

Through J4U, we succeeded in holding strong positions across South Africa, Tanzania, Lesotho and Egypt and met our FY26 revenue and penetration goals. In the DRC and Mozambique, we undertook a considerable amount of groundwork (which includes network optimisation, pricing corrections and skills updates) to scale up customer adoption of J4U bundles.

We have achieved our targets in the DRC, however further progress is required to meet our targets in Mozambique.

Data democratisation in Africa

	2026	2025
Just4You penetration (%)	39	45
Just4You revenue contribution (%)	35	37
ConnectU users (millions)	4.2	3.8

Looking forward

We plan to accelerate the development of content for our ConnectU platform across education, health, women empowerment, careers, and other high impact categories, while simultaneously modernising the platform’s user experience and user interface to deliver a seamless, intuitive navigation experience that enhances user engagement and improves overall accessibility. Through J4U, we are focusing on maintaining the level of maturity and growing our stronghold across most markets. However, we will continue to find ways to increase our reach in the DRC and Mozambique. In addition to these initiatives we are working to improve simplicity and transparency with competitive headline price points.

36	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Empowering People continued

92.1 million financial inclusion customers, including Safaricom 1.8 million M-Pesa merchants reached

Financial Inclusion

Financial inclusion is essential to support the reduction of extreme poverty and delivers significant social benefits and economic opportunities, with digital technology playing a key role in providing access to safe and secure financial services.

In our African markets, our financial inclusion solutions create opportunities for individuals, collectives, and enterprises to actively participate in the economy via access to financial products and services, available through multiple channels. Services include money transfers, bill payments, and e-commerce, amongst others. In partnership with licensed financial institutions, customers can also access savings, investments, lending, and insurance.

We have built an extensive and diverse financial services business, developing products that cut across consumer segments and geographies and unlock strategic opportunities with our key partners. Our financial services diversify and enhance our growth and returns profile.

We differentiate ourselves by leveraging global technology partnerships and our centres of excellence to deliver attractive returns for our shareholders while creating exciting propositions for our customers.

Strategy

Our financial inclusion strategy draws on a dual-sided ecosystem, bringing consumers and merchants together, allowing our merchants to expand their addressable markets while creating value for the customer.

Consumers and merchants are provided with personalised propositions driven by Big Data insights. Our super-apps – VodaPay, Vodafone Cash and M-Pesa – combine our strengths in financial, digital and telecommunications services, and integrate different products and services from our partners.

As our strategy progresses, we are seeking to unlock economic growth across our markets by continuing to expand our financial products beyond basic transactions. This includes fostering a savings culture for customers and enabling access to capital markets as well as other services for SMEs to thrive. Solutions such as Tanzania’s wealth management product, M-Wekeza, provide customers with access to investment opportunities in the financial markets through a partner fund manager. M-Wekeza offers a savings account and personal investment platform, with features that differentiate it with comparable products. For example, it accepts the lowest minimum investment in the market, which starts at just TZS 1,000.

Short-term digital lending solutions for individual customers and small businesses enable seamless completion of transactions and provide SMEs with convenient access to essential working capital. All these facilities are aimed at empowering our customers by easing their short-term financial challenges.

This year

Vodacom’s financial inclusion platforms continued to scale, accelerating access to digital financial services. We connected 92 million customers by 31 March 2026.

Financial inclusion customers

	Financial inclusion customers (million)	% of service revenue	% of penetration base

South Africa	4.5	–	–

Tanzania	14.1	40	63

Egypt	14.7	9	34

Mozambique	6.4	26	75

Democratic Republic of the Congo	7.9	23	56

Lesotho	0.9	22	62

Vodafone Group	48.4	–	–

Safaricom (Kenya and Ethiopia)	43.7	44	86

We continued to empower SMEs in our markets through our financial products, which include insurance, invoice financing, lending, global payment partnerships and digital marketplaces.

At the end of FY26, the number of financial inclusion customers increased to 92 million customers across our eight markets and the number of active merchants increased to 1.8 million (up 19% and 46% respectively).

M-Pesa merchants and agents

	2026 (million)	2025 (million)

M-Pesa merchants[1]	1.8	1.2

M-Pesa agents[2]	0.8	0.7

Notes:

1.	M-Pesa merchants are registered businesses or individuals that accept customer payments via M-Pesa for goods or services.
2.	M-Pesa agents are authorised intermediaries that provide cash-in and cash-out services.

Looking forward

Vodacom will continue to expand financial inclusion products for customers across all markets, as we work towards our target of 100 million financial inclusion customers by 2028.

Notes:

1.	World Bank, 2025.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	37

Empowering People continued

0.57 million SMEs have received advice on V-Hub[1,2,3]

Notes:

1.	Starting from 01 April 2025, Vodafone UK is excluded from the figures due to the VodafoneThree merger.
2.	V-Hub is our online advisory platform for SMEs.
3.	Unique users are visitors to the V-Hub site spending at least 30 seconds viewing an article, participating in advisory calls and generating action plans.
4.	Eurostat, 2024.
5.	Statista, 2025.
6.	Capmas, 2025; BMR, 2025.

Digitalising SMEs and Public Sector

SMEs play an essential role in driving economic growth, innovation and employment. In Europe, SMEs represent more than 99% of all businesses4, contributing €5.4 trillion annually to the EU economy, with micro-enterprises generating approximately €1.8 trillion of this value5. In Africa, SMEs are a large and growing business customer segment, with significant potential to generate business to business revenue. Vodacom’s largest markets, South Africa and Egypt, have around 5.1 million formally registered SMEs6.

Digitalisation is a key driver of productivity and competitiveness for SMEs, yet many still lack the skills, resources and guidance to fully adopt digital tools. Public-sector organisations across Europe and Africa also face rising expectations to deliver efficient, secure and citizen-focused digital services. Through our infrastructure and specialist expertise, we help governments and SMEs accelerate their digital transformation. These two sectors offer significant opportunities to scale our digital services while contributing to broader economic and societal progress.

SME services

Strategy

We seek to support SMEs on their digital transformation journey by making advanced digital tools accessible, affordable and easy to adopt. Vodafone Business provides a one-stop shop for digital solutions – cyber security, cloud, connectivity, unified communications and IoT – reducing SMEs’ reliance on inhouse IT expertise. Through V-Hub, we offer free expert guidance, tools and tailored action plans to help SMEs adopt digital solutions confidently. We work with channel partners who provide local, specialised support to SMEs, ensuring proximity, ease of access and trusted relationships throughout the digital buying journey. Digital advisory support for SMEs is governed at a Vodafone Business leadership level and embedded within market-level digitalisation programmes.

In Africa, Vodacom implements localised SME value propositions offering bundled services (connectivity, financial services and digital services) along with onboarding, implementation and after-sales support. These propositions address the specific needs of underserved SMEs in the market, positioning Vodacom as an ICT partner of choice. Our strategy is based on research with SMEs and mid-market organisations, helping us refine propositions and pinpoint barriers to adoption.

This year

We expanded our SME digitalisation programme across our markets, facilitating an increase in the number of SMEs accessing digital advice through V-Hub (site traffic, advisory calls and action-plan creation all increased). We strengthened collaboration with local channel partners to scale reach and support SMEs with more complex digitalisation needs.

Number of SMEs receiving advice

	2026 (million)	2025 (million)

V-Hub unique users[1,2,3]	0.57	0.38

Looking forward

Over the coming year, we plan to launch agentic AI solutions tailored to support SMEs with their digitalisation journey. We also intend to review our strategic objectives and action plans, ensuring they are aligned with our capabilities and priorities. We will also review the metrics used to measure and report progress.

Public Sector Services

Digital government services play a central role in building inclusive, resilient and efficient societies. As citizens and businesses increasingly expect streamlined, digital-first interactions with governments, public sector organisations are accelerating their digital transformation programmes.

Governments are also seeking sovereign solutions to safeguard their workloads and data. We are well positioned to support these requirements through robust connectivity, digital services and an understanding of public sector sovereign needs across our European and African footprint.

Strategy

Our strategy for the public sector focuses on enabling governments to modernise digital services in a way that is secure, scalable, and fit for the future. This includes providing secure core connectivity, built to meet public sector standards and offering sovereign services, such as cloud solutions, supported by professional and managed services to reduce complexity. We work closely with technology partners to combine capabilities and provide smart digital solutions for public sector operations. We also maintain a focus on state and local government where our footprint, products and expertise are best aligned to customer needs.

Vodacom and its partners offer tailored solutions across a range of verticals such as healthcare, utilities, agriculture, and education amongst others. Scalable digital platforms such as government e-payment, grant and pension disbursements, citizen engagement and e-administration solutions enhance government efficiency by streamlining service delivery and financial transactions.

This year

We focused on building foundations for long-term public sector growth by developing a refreshed public sector strategy. This work included aligning market priorities, reviewing the maturity of our offering and determining where we can best support government organisations. We also continued to develop core offerings aligned to emerging government needs and advanced work on engagement approaches across our markets.

Looking forward

We intend to begin implementing our refreshed public sector strategy to support connectivity and digitalisation for European governments. In Africa we will continue to grow public sector revenue by delivering tailored digital solutions that address market-specific challenges, strengthening Vodacom’s position as a trusted long-term partner for development.

38	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Empowering People continued

Our People Strategy

81% Employee Engagement Index[1,3] 87% alignment to Mission[2,3]

Notes:

1.	The Employee Engagement Index is based on average response to two questions: employee satisfaction and recommending us as an employer.
2.	Alignment to Mission is based on average response to whether employees feel their daily work contributes to Vodafone’s Mission.
3.	Employee Engagement index and Mission alignment scores are based on February 2026 five point scale responses, converted to a 0–100 scale and averaged.

Organisational Culture

Strategy

Our culture – the ‘Spirit of Vodafone’ – outlines the beliefs and behaviours that enable our strategy to deliver sustainable growth, simplify our organisation and create long-term value. It supports our mission to connect everyone for a better future and is grounded in our Code of Conduct.

Read more about our Code of Conduct on page 44

By embedding the Spirit of Vodafone into how we lead, collaborate and make decisions, we enable growth and ensure we are future ready, driving innovation, agility and customer delivery across our markets. This culture is strengthened through ‘Spirit of Vodafone Days’ which are global and local events focused on customer connection, learning, team cohesion and wellbeing.

We use insight from our employee listening programme to strengthen engagement, capability and the execution of our strategy, including our annual Spirit Beat survey, and regular pulse surveys. We also listen at key moments across the employee lifecycle, using insights to inform decisions from candidate experience through onboarding to exit.

This year

We evolved our approach, informed by internal feedback, industry best practice and new technology to deliver more actionable insights at pace, and enhance the employee experience with a focus on Customers, Simplicity and Growth. As part of this transition, we adopted a new Employee Engagement Index. We used a baseline pulse survey in November 2025 to establish the starting point ahead of the February 2026 Spirit Beat survey, which is now our single annual survey, complemented by more frequent pulse check ins.

We also introduced a Manager Effectiveness Index to strengthen our focus on developing others, supporting the leadership culture that we need for our next phase of growth.

In the 2026 February Spirit Beat survey, we achieved an 87% response rate (May 2025: 86%). Overall engagement has remained stable year on year and continues to exceed external benchmarks for high performing organisations. In addition, 79% of candidates rated the hiring experience positively. 88% of new joiners report a positive onboarding experience, and 66% of leavers would recommend us as a great place to work.

We advanced the transformation of our customer experience and embedding a customer-first culture across the organisation, while prioritising actions that strengthen the experience of our frontline teams. Our February Spirit Beat survey results reflected a frontline engagement score of 81%, with 58% of outsourced contractors who serve our customers also participating. These insights continued to inform our customer action plan, driving improvements to operational efficiency, systems, and processes.

Recognising the rights of our employees, we upheld freedom of association across all markets and maintained strong relationships with, workers’ councils and trade unions, in total these arrangements and collective bargaining agreements covered 17,933 people globally. Of this number, in Vodafone Germany 13,117 employees were covered by collective agreements with Workers’ Councils and/or unions, enabling participation in representative activities and elected roles. This year, Vodafone Germany completed more than 155 agreements, focused on compensation, working time and attendance, and IT tools.

Headcount metrics

Measurement[1]	2026	2025

Number of employees[2]	91,128	87,007

Number of markets where we operate	15	15

Employee nationalities[3]	139	141

Voluntary turnover rate[4] (%)	7	8

Involuntary turnover rate (%)	4	4

Footprint: Operating segments

Germany (%)	15	16

UK (%)	13	10

Other Europe[5] (%)	13	13

Türkiye (%)	3	4

Africa[6] (%)	16	16

Corporate Services[7] (%)	1	1

Shared Operations[8] (%)	39	41

Notes:

1.	Further information on measurement definitions and calculations can be found at: vodafone.com/esg-methodology.
2.	Proration not considered, as at the reporting date (31 March).
3.	Following the merger of Vodafone UK with Three UK during the year, information is not yet available for Three UK employees.
4.	Includes retirement and death in service.
5.	Reflects employees based in Albania, Czech Republic, Greece, Ireland, Portugal, and Romania.
6.	Reflects employees based in Vodacom Group, including Egypt.
7.	Reflects corporate support activities across Finance, HR, Legal & Business Integrity, External Affairs, Brand & Technology Strategy.
8.	Reflects Shared Operations headcount across out footprint. Further definitions can be found at: vodafone.com/esg-methodology.

As part of our transformation, we have continued to insource a significant number of roles within our Shared Operations to improve efficiency.

Looking forward

We have reset our engagement targets for the next financial year and will continue to strengthen our listening programme and equip our workforce with the tools and training needed to drive focused action plans. Manager action boots engagement, a pattern consistently reflected in Spirit Beat insights, and so we will continue to respond to insights with speed to help us sustain momentum and accelerate meaningful progress.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	39

Empowering People continued

37% women in management and senior leadership 22% ethnically diverse senior leadership team[1]

Note:

1.	Excludes Egypt, Mozambique, Vodafone Automotive, VOIS_Egypt, and Telekom Romania.
2.	World Health Organisation, Violence Against Women Prevalence Estimates, 2018.

Diversity, equity and inclusion

Strategy

Our global policies, standards and toolkits form the backbone of our Diversity, Equality and Inclusion (‘DEI’) framework. By weaving DEI into key employee moments, we are able to embed inclusion throughout the organisation. This approach supports our 2030 objectives of 25% ethnically diverse senior leadership and 40% women in management and senior leadership, and ensures our workforce reflects the markets in which we operate.

To achieve our commitments, inclusion must be the responsibility of everyone within our organisation. Our Code of Conduct sets the tone for expected behaviours, reinforcing our zero-tolerance approach to discrimination and reaffirms our dedication to diversity and inclusion. To attract and retain diverse talent, our global talent acquisition standard aims to ensure our hiring processes are standardised, inclusive, and free from bias. The standard also outlines our target of gender parity in appointments, helping us to open pathways for women to thrive in leadership roles.

Read more about our Code of Conduct on page 44

Our reward philosophy is guided by six fair pay principles that drive the design of our reward structures and underpin our pay decisions. Each year, we conduct a review of our principles to ensure these are embedded across our geographies. One of these principles is ensuring our people have a good standard of living and for this we partner with the independent organisation, WageIndicator Foundation, to assess how our pay compares to the living wage in the relevant country, and in the UK we are recognised as an Accredited Living Wage employer by the Living Wage Foundation.

Read more about our six Fair Pay principles at Vodafone: vodafone.com/fair-pay

Our commitment to women in management and senior leadership extends beyond recruitment to progression and retention. Our global parental leave standard ensures at least 16 weeks of fully paid leave and a phased return for all parents across our footprint, regardless of gender or circumstance, helping to address one of the barriers to women’s career advancement.

Research shows that one in three women will experience domestic violence at least once in their lifetime.2 Each market has a domestic violence and abuse standard in place, including 10 days of paid safe leave and practical support measures, reinforcing our commitment to a safe and supportive workplace.

Promoting active allyship is important to our DEI strategy, and our employee networks play an important role in embedding allyship throughout the organisation. By utilising the ‘4 A’s Allyship Framework’ – ask, acknowledge, act and amplify – we encourage employees to join these networks and engage with different communities. Our networks help to build psychologically safe environments where everyone is empowered to advocate for themselves and others as allies.

We maintain global standards and toolkits covering gender, disability, LGBT+, and multicultural inclusion, alongside guidance on flexible working, mental health, allyship, and life-stages support like menopause. These measures help us break down barriers, challenge norms, and build a workplace where everyone can thrive. They are applicable to employees in all our operating companies and developed based on input from senior leadership, global DEI leads and our employee networks. This approach guarantees that key stakeholders contribute to all guidance, and senior leaders approve it, making sure inclusion guidelines are integrated throughout every level.

This year

We progressed gender equality, strengthened our focus on LGBT+, race and ethnicity, and empowerment of diverse talent.

We want all of our employees to feel psychologically safe at work. To do this we actively supported multiple employee networks operating across our markets, including networks for women,

disability, LGBT+, parents and carers, and multicultural inclusion. We offered development workshops to all our employee networks via our partner Radius, providing network leads the ability to track their progress, identify strengths and areas for improvement. We enhanced our network support by appointing new global executive sponsors and launched an employee network toolkit to help our networks grow.

We continued to support survivors of domestic violence and abuse and trained more employees for our allies against abuse programme which equips colleagues to recognise signs of domestic violence and abuse, respond appropriately to disclosures, and refer survivors to help and support. We now have at least one ally against abuse in 17 countries, ensuring a wide support network for survivors.

To reinforce allyship within the organisation, we refreshed our global withstander training, which gave employees the tools to challenge non-inclusive behaviours through deepening their understanding of allyship and offering practical examples of how to be an ally. The training was mandatory for managers and senior leaders. Our LGBT+, REACH (‘Race, Ethnicity and Cultural Heritage’), gender, and disability allyship programmes reached 3,727 allies globally.

We engaged colleagues by celebrating and recognising International Women’s Day, International Day for the Elimination of Racial Discrimination, Pride, and International Day for Persons with Disabilities. Our webinars, training, and celebrations reached at least 62,000 employees across our markets. These programmes and events encouraged colleagues to continue their journey of active allyship through participating in community and network events and learning.

Gender Diversity

We continued to drive gender diversity progress through programmes, policies and leadership incentives. This year we reached 37% women in

40	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Empowering People continued

management and senior leadership roles against a target of 40% by 2030, which is on track towards our ambition. Our target is to have 50/50 gender split in appointments, as laid out in our global talent acquisition standard, to ensure full gender parity and equality. Across all early careers programmes, 48% of hires were women.

We worked to ensure there is gender diversity when resourcing for senior leadership roles, and our leadership team is accountable for maintaining diversity and inclusion in their teams. Under the ESG target, women in management is also included in our Global Long-Term Incentive (‘GLTI’) plan for senior leadership.

Read more about our GLTI plan in the Remuneration Report on page 105

We promoted gender equality at all levels of the organisation including at Board level where we meet the FTSE Women Leaders Review goal of at least 40% women on the Board with 54%, including a female CEO and CFO.

Read more about our board diversity policy on page 82

Representation of women across the organisation

Measurement[1]	2026 (%)	2025 (%)

Women on the Board	54	38

Women on the Executive Committee	45	45

Women in senior leadership positions[2]	35	34

Women in management and senior leadership roles[3]	37	36

Women as a percentage of graduates	57	55

Women as a percentage of employees[4]	40	39

Notes:

1.	Further information on how employees are defined and calculated can be found at: vodafone.com/esg-methodology
2.	Percentage of senior women in our Executive Committee and Senior Leadership positions which has been redefined in FY26 to increase the number of roles included.
3.	Percentage of women in our management and leadership roles.
4.	Percentage of women based on the number of total employees.

LGBT+ Inclusion

We continued to develop our talent regardless of their sexual orientation and provided targeted LGBT+ development programmes in our markets where it is legally and culturally appropriate to do so. This year we partnered with Stonewall to deliver a leadership development programme for 31 LGBT+ employees across 6 different markets. The programme focused on developing confidence, coaching and leadership skills and helped build a closer network of LGBT+ leaders across our markets.

Disability & Accessibility

We are committed to making our workplaces accessible for everyone. Our careers site offers application adjustments to support candidates, and our recruiters are trained to implement these measures. We also provided additional training for hiring managers and recruiters on disability, accessibility, and reasonable adjustments.

Read more about our application adjustments: careers.vodafone.com/application-adjustments

To reinforce compliance with the EU Accessibility Act, we launched a global workshop to train employees on inclusive design principles and practical strategies for creating accessible products and services.

Race, Ethnicity and cultural heritage (‘REACH’)

We continued to promote greater workplace inclusion through allyship and anti-racism and continued to voluntarily disclose our ethnicity pay gap in our UK pay gap report.

Details of the ethnicity pay gap can be found in at: vodafone.com/uk-pay-gap

In 2020, we set ethnic diversity targets at leadership level. This year 22% of the Senior Leadership Team were from ethnically diverse backgrounds against a target of 25% by 2030. This target supports our goal of creating a workplace that mirrors the diversity of the communities we operate within. In December 2021, we set the commitment that by 2025, 20% of our UK-based senior people will come from ethnically diverse backgrounds, with 4% of those to be Black. On 31

December 2025, we reached 17% overall REACH and 2% Black. While we did not meet this goal, we have achieved significant progress towards it, increasing representation by 2.4% since June 2022. To reinforce our ambition to increase ethnically diverse representation, we will extend our commitment and continue to increase representation at senior management and leadership to 20% by 2030.

In addition to increasing representation, we focused on developing ethnic minority talent and this year 220 colleagues attended the McKinsey Black, Asian and Hispanic/Latino Connected Leaders Academy to grow their leadership skills and potential. This programme is for employees at all levels and focuses on leadership essentials, management acceleration, and executive leadership. The impact of this is measured through our ethnicity metrics listed below.

Representation of ethnic minorities across the organisation

Ethnic category	31 March 2026	Long-term ambition	Population

Global Ethnically diverse background	22%	31 Mar 2030: 25%	Global Senior Leadership Team (125 positions)[1]

UK Black, Asian, other diverse ethnicities	18%	31 Dec 2030: 20%	UK-based senior leadership and management (1,790 positions)

UK Black	2%	31 Dec 2030: 4%

Note:

1.	Excludes Egypt, Mozambique, Vodafone Automotive, VOIS_Egypt, and Telekom Romania.

Leadership Diversity

We continued to focus on growing the number of ‘#CountMeIn’ disclosures across our markets where it is applicable. The initiative supports employees to voluntarily share their diversity demographics; this includes race, ethnicity, disability, sexual orientation, gender identity, and caring responsibilities, in line with local privacy and legal requirements1. This year 59% of our senior leadership have shared diversity data, enabling more transparency of diversity. Collecting this data is essential for tracking our diversity KPIs and supports our work to create an inclusive workplace.

Read more about board and executive management diversity on page 71 and 82

Diversity in Senior Leadership

	Sexual Orientation[2]	Ethnic Diversity[3]	Disability[4]

Representation in senior leadership positions (%)	1	22	4

Notes:

1.	Excludes Egypt, Mozambique, Vodafone Automotive, VOIS_Egypt, and Telekom Romania.
2.	Lesbian, gay, bisexual, and other sexual orientations, excluding heterosexual.
3.	Asian, Arab, Black/African/Caribbean, Latinx, mixed ethnic groups, and ‘other’ identities.
4.	Self-identification of disability, including long-term conditions and visible and non-visible disabilities.

Looking forward

We will continue to advance our women in management and REACH goals to meet our 2030 target and further embed inclusion across our markets. This will include actions to strengthen allyship through awareness, training and employee network engagement and growing diverse talent through leadership development, mentoring and coaching opportunities. The impact of these actions will be measured through inclusion and engagement scores in our Spirit Beat and Pulse surveys and an increase in diversity in senior management and leadership roles.

Workers’ councils and union engagement

There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this Annual Report on Form 20-F.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	41

Empowering People continued

40.3 hours average learning hours per employee[1] 10,974 total internal hires globally[2]

Notes:

1.	Globally our colleagues spent 3.7 million hours on learning.
2.	This year we have placed increased focus on mid-career progression, prioritising internal recruitment to support talent mobility and development ahead of external hiring.

Talent attraction and retention

Strategy

To deliver our growth strategy and develop an agile workforce, we need to compete with the external market to ensure we get the right talent, with the right skills, in the right roles – both today and in the future. This means accelerating talent development at all levels, building the next generation of leaders by unlocking the potential of our people and progressing their careers at Vodafone. Our talent strategy is underpinned by three enablers:

Leading talent acquisition: Our global Employee Value Proposition (‘EVP’) is anchored in our principles, underpinned by the Spirit of Vodafone and aligned to our strategy. It clearly articulates what we stand for as an employer and captures the most compelling reasons to work at Vodafone.

Leadership accountability remains central: Leaders are expected to grow talent and hold themselves and others to account. Our ongoing focus on performance and potential is driven by the ‘Grow my Impact’ framework, aligning employee goals to strategic priorities and reward outcomes to individual performance.

Personalised skill and talent development: To accelerate the development of high potential talent at scale, the Talent Deal is an agreed set of expectations for both colleagues and their managers and offers support, resources, and development opportunities. To support the development of key groups, we have specific leadership interventions to accelerate their development to our most senior positions. We continue to support professional growth of all our colleagues through our global learning platform, Grow with Vodafone, and through advanced Skill Accelerators and Labs. This year over 23,000 colleagues completed these programmes.

This year

A year on from refreshing our global EVP, we have seen positive shifts in workplace perception and employer brand metrics. Since its launch, our global reputation scores improved by +1.9 points from 64.4 to 66.3, moving us closer to our target of 70.

This year we launched the Talent Formula, a simple framework designed to help managers identify our best talent. It considers the individual’s potential, ambition, and career path and is designed to ensure that we are finding, mobilising and coaching talent to take on bigger roles and deliver our strategy. To support leaders in making informed hiring decisions we introduced ‘License to Hire’, a self-paced, interactive digital training course designed to equip leaders with the essential skills and inclusive practices to make effective hiring decisions. To date 739 training modules have been completed by our leaders.

Coaching remains available to employees through our global coaching partner and our internal network of trained coaches. We launched our Licence to Coach programme equipping leaders with coaching capabilities that unlock performance, accelerate talent growth, and strengthen change agility. This year 4,753 leaders completed the programme.

We continued to review succession and development plans for senior leaders and critical roles. Talents in our key succession pools received support through leadership assessment, development planning, and coaching.

We invested in early careers through our Graduate, Internships, and Apprenticeships programmes, offering practical experience across technology, digital innovation, and business leadership. This year, we welcomed 496 Global Graduates, of whom 59% were female, alongside 1,286 Global Interns, with 45% female representation, and 460 Global Apprentices, 42% of whom were female. Through partnership with universities, community organisations, and digital skills programmes, we supported young people to build confidence and skills for lasting careers through structured learning and mentorship.

Read more about our Gender Diversity across Vodafone on pages 39 to 40

As part of our three-year capability plans we continued to strengthen our business-to-business expertise by equipping our sales teams with new capabilities and evolved our offering in response to skills and product knowledge assessments, delivering training to over 5,000 employees. Our Go-To-Market learning programme supports sales within our ‘BeyondConnectivity’ portfolio, ensuring ready access to relevant learning content.

We continued to scale GenAI capabilities across our markets. The Copilot AI assistant was made available through on demand learning to 49,343 users and we built momentum by progressing towards Agentic AI, with 1,947 employees upskilled and 4,324 active agents deployed. In support of our AI Governance Framework, we launched a Citizen Developer community, with an initial cohort of 30 colleagues, equipping them with the skills to build business-impacting solutions.

Read more about our AI Governance Framework on page 51

Across all activities, our colleagues spent 3.7 million hours on learning, with an average of 40,3 hours per employee. We invested an average of €352 per employee in both mandatory and non-mandatory training to build future capabilities.

Looking ahead

We will continue to invest in delivering our three-year capability plans to accelerate our strategy execution. Our focus will remain on succession for critical roles and mid-career progression, supported by targeted accelerator programmes, career mobility and skills development. We will evolve our leadership expectations and development offering to align to our business strategy. We also expect to see AI further enhance our talent acquisition capabilities and learning experiences for our current employees, making AI a trusted enabler for our managers, recruiters and HR colleagues.

42	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Empowering People continued

6 markets with independent external certification to ISO 45001 0.35 lost time incident rate per 1,000 employees and contractors

Safety, Health & Wellbeing

Strategy

Nothing is more important to us than the Safety, Health, and Wellbeing (‘SHW’) of our customers, communities, employees, and partners. We have a simple global commitment: no one gets hurt. If an incident does occur, we take steps aimed to prevent reoccurrence. Our Group Chief Executive Officer has captured this in a Global Commitment Statement which is supported by a personal video message. Our SHW Policy and Standards provide a consistent approach to leadership, planning, performance monitoring, governance, and assurance.

Leadership engagement – Our Group Executive Committee (‘ExCo’) and operating company ExCo’s provide visible and clear leadership in SHW. Our senior leaders are actively engaged and carry out regular face-to-face safety tours throughout the year. Our leaders recognise the importance of connecting with teams and frontline workers as they continue to maintain our networks and work in our retail stores and on customer sites. We encourage our people to raise any concerns or ideas for improvements in SHW and ensure the support of our leaders when they do so.

Our Governance is defined in our global framework to manage SHW. This includes the monitoring and assessing of risks, setting targets, reviewing progress, and reporting performance. Our framework is based on the international standard ISO 45001 for occupational health and safety and always meets or exceeds local requirements.

Six markets have independent external certification to ISO 45001 – Albania, Egypt, Greece, Ireland, Romania and the UK. In addition, six VOIS locations (Albania, Egypt, Hungary, India, Romania and Spain), Vodafone Automotive Italy and Vodafone Business Technology Solutions also have independent external certification to ISO 45001.

Wellbeing

We work hard to create and maintain a culture of care and support. Mental health and wellbeing training and services are available in each market, including the provision of employee assistance and psychological support services. Our global wellbeing framework includes mental health, physical health, and financial management.

Our operations also advanced Digital Wellbeing and preventive health themes through initiatives such as sleep and nutrition guidance (VOIS Spain), eye care awareness (Mozambique), ergonomic support (VOIS Egypt), and stretching and fitness activities (Greece and VOIS India).

The framework is a guide to help our people achieve optimal wellbeing and to ensure we all have access to the best possible wellbeing resources.

This year

We continued to focus on our key risks which are occupational road risk, falls from height, working with electricity, and civil works. These account for the majority of reported incidents and remain in our top priorities. In recognition of our key risks, we continue to use the ‘Vodafone Absolute Rules’. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules apply everywhere we work and provide clear expectations for safe behaviour for everyone to follow. The Absolute Rules must be followed by all employees and contractors, as well as our suppliers’ employees and contractors.

Where this requirement is not met, we take appropriate management action. In the February 2026 Spirit Beat survey, 90% of employees agreed that the Absolute Rules are taken seriously.

Safety indicators

	2026	2025

Work-related accidents (including fatalities)

Employees and contractors	44	36

Suppliers’ employees and contractors	69	47

Lost-time incidents (‘LTI’)

Number of lost-time incidents – employees and contractors	33	23

Lost-time incident rate per 1,000 employees and contractors	0.35	0.25

Total recordable fatalities

Employees and contractors	0	2

Suppliers’ employees and contractors	1	1

Community (Members of the public)	1	0

We have a global set of key performance indicators which are reported monthly to the Group ExCo and bi-annually to the Board:

–	Number of fatalities;
–	Number of employee lost-time incidents (‘LTIs’); and
–	Near misses.

All fatalities that may be connected with our activities in any way, including those affecting employees, suppliers and members of the public, are formally reported to the Group’s ExCo and to the Board by the Head of SHW. Each incident is investigated to determine the facts and any actions required to prevent recurrence. The investigation’s findings are formally reviewed by the Chief Human Resources Officer at a formal review meeting to consider the thoroughness of the investigation, the suitability of corrective and preventive actions, and to determine whether the fatal accident was work-related and therefore ‘recordable’ and publicly reported. Our target is to ensure no one gets hurt. Any loss of life related to our operations is unacceptable.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	43

Empowering People continued

It is therefore with great regret that we record two fatal accident this year, without prejudice to any external investigations, that resulted in the deaths of two people. In Romania, on the 5th May 2025, a worker working for a supplier in our value chain was killed falling from a platform at height whilst working on behalf of Vodafone during the installation and removal of street lighting fixtures as part of a public modernisation project.

In the UK, on the 15th May 2025, there was a fatal road traffic accident involving a vehicle that was being driven by a Vodafone field engineer (employee) that sadly struck and killed a cyclist (a member of the public). We have shared the learnings from this incident across the business to aim to prevent recurrence.

An incident resulting in a serious injury occurred this year in connection with a supplier undertaking network upgrade works on behalf of VodafoneThree in the UK. The incident, which involved the use of a Mobile Elevated Work Platform (MEWP), has been reported to the Health and Safety Executive (HSE) and remains under investigation. At the time of writing, the HSE has not requested information or engagement and VodafoneThree will support the HSE if and when required to do so and has initiated an internal review in line with its governance processes.

LTI is the term we use when a work-related injury or illness results in one or more days away from work. During the year, 33 employee and contractor LTIs were reported. In total these incidents account for 626 lost workdays.

Employee and contractor work-related injuries and associated lost time days increased during the year with approximately 75% attributable to slips/trips and falls and manual handling incidents which are as a result of improved reporting awareness, rather than a deterioration in safety performance. Training, leadership messaging, and improved channels to report (such as the ability to report via

QR codes) have led to greater consistency of reporting of incidents, including lower-severity injuries that may previously have gone unreported.

There has been no material change to the underlying operational scope or risks. We continue to focus on encouraging near miss and unsafe acts or observation reporting, and learning from these cases to prevent more serious incidents through a focus on continuous improvement in safety outcomes for both our employees and contractors and in particular those working in our value chain.

All incidents relating to key risks or breaches of the Vodafone Absolute Rules that are reported are investigated. We ensure that incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention and we also believe that every incident should be treated as an opportunity for learning and improvement.

We continue to include a Health and Safety module as part of our mandatory Doing What’s Right training. All employees are required to complete the training within six weeks of joining and then follow our learning cycle. At the end of the year, 98% of employees required to complete the Health and Safety module in the reporting period had done so.

Click to read more about our Code of Conduct on page 44

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

Value chain engagement – Most of our high-risk work and most of the significant incidents we report are as a result of work carried out by suppliers on our behalf. Engagement and collaboration is essential to achieve our common goal of no one gets hurt. This year we held quarterly in-person safety forums with our larger global suppliers in Romania, South Africa, Germany and Luxembourg. We celebrated together over a decade of collaboration to develop common ways of working and share best practice to improve workplace safety. In Egypt, our Vodacom operation also held an in-person forum bringing together partners from the African continent.

Community engagement – Across our markets, we continued to invest in initiatives that deliver tangible benefits to the communities we serve, with a focus on safety, public health, and social wellbeing. In September 2025, our VOIS India operation, teams delivered Basic Life Safety (BLS) training for external school teachers alongside dengue fever awareness, monsoon safety information, and defensive driving sessions for VOIS taxi drivers. These activities enhanced emergency readiness and seasonal risk awareness among groups outside the organisation, supporting wider community safety.

In December 2025, Mozambique, public health formed a core part of community engagement. The team led a Cervical and Breast Cancer awareness campaign targeting extended family members of employees, helping improve understanding of early detection in a setting where preventive screening is limited. This was complemented by on site psychological consultations and mental health webinars open to wider community facing groups, aimed at reducing stigma and increasing access to support. Employees also donated essential goods to Maputo Central Hospital supporting frontline care where demand routinely exceeds resources.

In October 2025, South Africa, community wellbeing was strengthened through Early Childhood Development (ECD) nutrition and wellbeing education, delivered with the Vodacom Foundation. This supported caregivers to improve early years nutrition practices. In December 2025, Lesoto, employees and community members took part in the Minet Independence Marathon, Pink Walk for cancer awareness, and the 12 km Civil Military Corporate Challenge, collectively raising awareness of cancer prevention and healthy living.

In September 2025, our VOIS Romania employees supported local social programmes through Brighter Futures volunteering, contributing time and expertise to community organisations.

First aid and lifesaving skills training was delivered to employees in Luxembourg, Greece and VOIS India, VOIS Spain and VOIS Romania operations.

Together, these initiatives demonstrate our commitment to extending safety, wellbeing, and public health benefits beyond the workforce, creating positive outcomes for families, educators, caregivers, and local communities across multiple regions.

Looking forward

We will undertake an update of our SHW Policy, Standards and Risk Control Matrix to keep them aligned with the Group’s system of internal control, integrating enhancements designed to address material incident areas and strengthen operational risk controls.

We will strengthen our existing supplier safety requirements, introducing more rigorous expectations, taking learnings from past incidents and themes and stipulating clearer controls for those carrying out high-risk activities across our suppliers in the value chain.

44	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust

97% DWR completion rate[1] 83% of employees trust the Speak Up process[2]

Notes:

1.	Percentage of employees required to complete DWR training modules in the reporting period with no overdue requirements at the period-end.
2.	Percentage of respondents agreeing they believe appropriate action would be taken using the process.

Code of Conduct

Strategy

Our Code of Conduct sets out what we expect from every employee working for us, regardless of location. We also expect our suppliers and business partners to uphold the same standards as set out in our Code of Ethical Purchasing.

Read more about our approach to responsible supply chain on pages 48

Click to read our Code of Conduct: vodafone.com/code-of-conduct

Our DWR training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone.

This year

Our DWR programme remained central to embedding our culture of integrity across the Group. The programme promotes the key areas of our Code of Conduct – including Speak Up, Anti-Bribery, Privacy, Competition Law, Security, and Health & Safety – ensuring employees understand both our expectations and their individual responsibilities.

To embed these expectations further, we provided micro learnings and targeted campaigns encouraging employees to speak up if they have concerns. Our Code of Conduct training forms part of the standard induction for new joiners, with refresher training required periodically.

DWR training completion rates

Topic	2026 (%)	2025 (%)

DWR training programme	97	96

Anti-bribery module	98	97

Code of Conduct module	98	97

Health and Safety module	98	97

Privacy module	97	97

Security module	98	97

Looking forward

We are committed to ensuring that our employees have a clear understanding of compliance, and part of this commitment is reflected in our continued improvements to both our digital Code of Conduct and the Global Policy Portal (‘GPP’).

We are currently running a comprehensive programme aimed at enhancing our policy environment. The focus is on making our resources more user-friendly and ensuring greater emphasis on the risks that matter most to our business. We are also preparing to relaunch our updated Code of Conduct in FY27.

Read more about our principal risks and uncertainties on pages 60 to 62

Speak Up

Strategy

Our Speak Up programme enables employees to report, in confidence, any behaviour that may be unethical, unlawful, criminal, or in breach of our policies, systems or processes, and therefore inconsistent with our Code of Conduct. The programme is owned by the Chief Human Resources Officer and overseen by the Group Risk and Compliance Committee.

All reports are investigated confidentially by trained local specialist teams. Each local market and operating segment has a senior Speak Up Committee to govern the programme, oversee investigations, verify actions or remediations have been taken (if applicable), and ensure that consequences are applied consistently. The Group Audit and Risk Committee receives an annual update on the overall effectiveness of the Speak Up programme and emerging trends.

Speak Up is available to all, including our suppliers and is communicated through our Code of Ethical Purchasing. Where suppliers operate their own grievance mechanisms, they are required to notify us of any concerns raised that relate to work undertaken on our behalf, ensuring transparency and alignment with our expectations.

This year

We refined our approach to consequences and non-retaliation by embedding standalone global standards across our local markets through training, communication, and reporting. Our non-retaliation standard ensures everyone who raises a concern in good faith is treated fairly, with no negative employment consequences regardless of the outcome of any subsequent investigation. Our consequence management standard supported consistent and proportionate consequences, no matter who the individual is and what market they are based in. This year, 808 (FY25: 684) separate concerns were reported using Speak Up.

To ensure a consistent approach to Speak Up across our markets, we conducted detailed training with local committees on the aforementioned standards, their responsibilities, the criteria for escalating cases to the Group, and the risk controls they will be measured against annually.

Speak Up topics raised during the year

Topic[1]	Speak Up reports (%)	Requiring remedial action (%)

People issues[2]	66	37

Integrity	40	37

Other	22	47

Health and safety	23	38

Notes:

1.	There were 0 reports relating to modern slavery concerns reported during the period (FY25: no reports).
2.	Diversity, equity and inclusion topics accounted for 3% of the People issues reported.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	45

Maintaining Trust continued

Our employees trust our Speak Up process, as evidenced by our February 2026 Spirit Beat survey, with 83% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of ‘named’ versus ‘anonymous’ reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 43% (FY25: 49%) of reports were ‘named’ and this was 22% lower than available industry benchmarks.

Looking forward

We will continue to monitor reports and ensure robust handling by governing teams across our markets. We will also continue to strengthen our communication to colleagues by raising awareness of the programme and reinforcing the importance of behaving with integrity.

Anti-bribery, corruption and fraud

Strategy

We are committed to conducting business with integrity and have a zero-tolerance approach to bribery, corruption and fraud. This commitment is set out in our Code of Conduct and supported by our Anti-bribery Policy, which applies to all employees and third parties acting on our behalf.

The policy prohibits bribery in all forms, including the offering or acceptance of improper gifts, hospitality or other advantages, whether directly or indirectly, and provides clear guidance on what constitutes bribery and corruption.. Breaches may result in disciplinary action, up to and including dismissal, or termination of contracts.

Our Anti-Bribery Policy is aligned with relevant legislation, including the UK Bribery Act and the US Foreign Corrupt Practices Act. Facilitation payments are strictly prohibited, except where an employee’s personal safety is at risk. Any payment made under duress must be reported promptly once the risk has passed.

The Group Chief Executive and Executive Committee oversee our anti-bribery programme, supported by the Group Risk and Compliance Committee. Local market Chief Executive Officers are accountable for implementation in their markets, supported by local specialists and a dedicated Group anti-bribery compliance team.

Anti-bribery training continues to be a core pillar of the DWR programme. All employees are required to complete mandatory e-learning modules, which includes a dedicated anti bribery module, while higher risk roles receive tailored, scenario based training to address the specific risks they may encounter.

Fraud

Fraud is a significant threat, impacting our customers, employees, reputation, and financial performance. We delivered fraud management through a global operating model, utilising a combination of all of our resource. This blend of resources allows us to provide an effective localised response to any incidence of fraud, whilst also ensuring that intelligence and best practice of the benefit to the wider organisation is captured and shared.

We continuously evolve our fraud technology and ways of working, adapting to the tactics used by fraudsters, and aligning with key partner teams such as Cyber Security and Privacy to leverage our respective strengths and establish a robust, layered defence.

Read more about our Cyber Security strategy and AI on pages 52 to 56

We hold leadership roles at industry level (e.g. GSMA Fraud and Security Group), using these positions to ensure regulatory alignment, and to drive engagement and cross-sector collaboration in the global fight against fraud.

Our strategy focuses on strengthening our ability to proactively protect customers, simplifying our fraud operations, and enabling business growth through innovative fraud solutions. Customer protection is significantly elevated as a priority, with initiatives focused on reducing spam and scam communications, improving victim support, and expanding both customer and employee fraud awareness. This ensures that we are a trusted supplier to all customers, and aims to create a more resilient ecosystem where fraud prevention becomes an integrated part of the customer experience.

This year

We strengthened our Anti-bribery and Corruption framework after a comprehensive review of our assurance approach. Our risk-based assurance model including independent oversight and confidence in the design and effectiveness of anti-bribery controls. This led to clearer accountability, stronger risk ownership, and better alignment of assurance activities to inherent bribery and corruption risks across all our markets. The systematic strengthening of our control environment represents a significant step forward in the maturity of our anti-bribery controls, allowing us to concentrate more on higher-risk areas while maintaining robust, consistent baseline standards across the Group.

Training completion rates remained above 90% across our markets, reinforcing consistent awareness of our standards and zero tolerance approach to misconduct.

Looking forward

Our focus will remain on embedding the enhanced framework throughout all markets and further developing the capability and consistency of our Anti-bribery and Corruption programme. Enhancing third party risk management is a continued priority, with improved due diligence and ongoing monitoring of higher-risk relationships. We will also expand the use of data analytics, automation, and horizon scanning to boost detection, insights, and support more proactive risk management.

46	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust continued

13 stakeholder engagements seeking to ensure freedom of expression of our customers is respected[1]

Notes:

1.	This includes advocacy for clear legal frameworks governing shutdowns, transparency requirements and independent oversight.
2.	UNESCO, 2026.

Network shutdowns

Digital connectivity is crucial for exercising human rights, including freedom of expression and access to information. The intentional disruption of electronic communications mandated by a government, known as ‘network shutdowns’, heavily restrict these freedoms. Network shutdowns can be geographically targeted and therefore affect specific communities, or be implemented nationally and apply to all communications and/or specific services (for example, data but not voice). When we talk about network shutdowns, we also include government mandated simultaneous blocking of mass communications platforms.

Under its operating licences, Vodafone must comply with shutdown orders when compelled to do so in accordance with local law. Globally, some governments also retain capability to block or restrict internet access without the involvement of the internet service provider.

There have been at least 300 internet shutdowns in more than 54 countries worldwide over the last two years2, underscoring the continued use of this tactic across the globe. Network shutdowns have a negative impact on human rights by limiting access to information and freedom of expression.

Strategy

Whilst we must comply with lawful shutdown demands, we seek to mitigate their impact through refusing to implement unlawful requests, and advocating for states to avoid network shutdowns.

Vodafone’s approach to network shutdowns is governed by our Human Rights (including Child Rights) Policy, which is aligned to international standards such as the UN Guiding Principles on Business and Human Rights (‘UNGPs’) and key international instruments and commitments. Under these principles we identify network shutdowns as one of our salient human rights issues. This requires that we seek ways to respect human rights, with special consideration to vulnerable groups, even when faced with conflicting requirements.

Shutdowns are also governed by our Global Law Enforcement Assistance (‘LEA’) Standard, which ensures we seek to balance respect for our customer’s right to privacy and freedom of expression with our legal obligations. Both policies apply to our own operations, and all employees are required to follow them. Our operating companies interpret applicable law and government demands as narrowly as lawfully possible to mitigate the impact on rights holders. If a demand appears overly broad or unlawful, clarification or modification is sought from authorised officials.

Click to read our approach to LEA in our Government Disclosures Transparency Report: vodafone.com/transparency

This year

The Human Rights (including Child Rights) Policy and the Global LEA Standard were updated. This strengthens how we address the risk that we may negatively impact people’s human rights and how we balance the right to privacy and freedom of expression.

We recognise the importance of engaging with governments and regulatory bodies to advocate for clear legal frameworks governing shutdowns, transparency requirements and independent oversight. This year, we developed a stakeholder engagement strategy to structure and strengthen our engagement with human rights organisations, policymakers and industry peers, so that we can more effectively advocate for governments to reduce the use of shutdowns and to address mitigation of their impacts. Much of this activity is undertaken at a Vodafone and Vodacom Group level. We also advocate for rights-respecting LEA frameworks in our annual Transparency Report.

We commenced work to centralise our Human Rights Operational Framework. This framework will guide our markets on how to report human rights risks, including network shutdowns, at the earliest stages to Vodafone Group. It also documents the due diligence steps required to assess the legality, necessity and proportionality of government demands for network shutdowns such as escalation paths to Vodafone Group. This process enables appropriate stakeholder engagement, subject to local market nuance, and is informed and supported by our markets.

We have also established a Network Shutdowns Working Group who meet regularly to monitor trends and threats, plan engagement and review due diligence processes across the Group.

The number of stakeholder engagements at Vodafone Group seeking to ensure freedom of expression of our customers is respected

2026

Number of engagements[1]	13

Looking forward

We will finalise the centralised Human Rights Operational Framework and cascade this to our markets. Additionally, we will continue to engage with relevant external stakeholders as per our stakeholder engagement strategy. Progress on this will be reviewed annually, with the aspiration of seeing a year-on-year increase in the number of engagements. The outputs of engagements will inform our future efforts to reduce the number of shutdowns and to mitigate their impacts.

We will create and implement bespoke human rights training, covering network shutdowns as a salient issue, to upskill, inform and educate relevant employees on this topic. This will include local market nuances to address the varying maturity levels between markets and any legal differentiations and/or restrictions. Provision of this training strengthens implementation of our Human Rights Policy to support employees’ identification of human rights impacts of our own operations including network shutdowns, prevention or mitigation of those impacts, and keeping employees safe and secure.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	47

Maintaining Trust continued

10 stakeholder engagements aimed at seeking to ensure rights-respecting LEA frameworks and best practice in our countries of operation[1,2]

Notes:

1.	This includes advocating for legal frameworks that respect human rights and that establish clear transparency requirements and independent oversight mechanisms.
2.	This also includes advocacy and engagements related to implemented best practice in managing LEA requests.

Law Enforcement Assistance

Vodafone is obliged to comply with local law and therefore with lawful orders for assistance from local law enforcement (‘LEA’), such as police, intelligence agencies and courts. There is a risk that certain individuals’ human rights may be breached by authorities exercising their power to require the disclosure of communications data – even where such requirements are domestically lawful. Local law may not mirror the conditions that international human rights standards consider to be the most effective guardrails against human rights abuses related to LEA. This is a negative impact in areas where political freedoms are limited; monitoring of the impact is constrained where Vodafone is not free to report on LEA numbers.

Strategy

Our approach to LEA is governed by our Human Rights (including Child Rights) Policy. It is also governed by our Global Law Enforcement Assistance Standard, which are the specific principles that guide our approach under the Global Corporate Security and Resilience Policy in our own operations. The right to privacy and freedom of expression in relation to LEA is one of our salient human rights issues.

Our Global Law Enforcement Assistance Standard sets out clear guidance, governance and safeguards which seek to ensure we provide LEA securely, effectively, in line with legal due process and in a way that respects our customer’s right to privacy in our own operations. It sets out common mandatory requirements for all operating companies regarding the circumstances in which we will provide LEA. It sets out the procedures for scrutinising all LEA requests, requires all agencies to comply with legal due process and establishes that we will challenge demands that we consider overly broad, insufficiently targeted or disproportionate.

Click to read our approach to LEA in our Government Disclosures Transparency Report: vodafone.com/transparency

This year

We continue to ensure that our policies on government data requests are aligned with human rights standards such as the UN Guiding Principles on Business and Human Rights (‘UNGPs’). We continue to monitor and update both the Human Rights and Global LEA standard on a periodic basis to maintain alignment.

To best fulfil the objective of our Human Rights Policy and LEA Standard, we need to operate under national legal and regulatory frameworks that support and promote rights-respecting LEA.

We believe advocacy (sole and at industry level) is the best way to advance these frameworks. We engage constructively with a range of stakeholders with the aim of influencing the development and use of frameworks that better protect privacy and freedom of expression.

The Group stakeholder engagement strategy developed during the year will support our future engagement with human rights organisations, policymakers and industry peers on digital rights issues including LEA. This year we started to track our engagements as per the stakeholder engagement plan at a Group level and are reported in the table below.

The number of stakeholder engagements at Vodafone Group aimed at seeking to ensure rights-respecting LEA frameworks and best practice in our countries of operation

2026

Number of engagements[1,2]	10

Looking forward

We will ensure our Human Rights Policy and LEA Standard, and processes continue to align with human rights standards such as the UNGPs, and any future emerging international standards for best practice in LEA (subject to local restrictions).

We will continue to engage with relevant stakeholders, seeking to ensure that human rights are respected when responding to LEA requests.

Our LEA teams are specialist, highly trained and security cleared. This year relevant employees with responsibility for providing and/or overseeing LEA will receive further, bespoke human rights training to deepen their understanding of how LEA intersects with human rights, and to enhance ongoing engagement between the LEA and human rights teams.

This additional training will include local market nuances to address the varying maturity levels between markets and any legal differentiations and/or restrictions. Provision of this training will strengthen implementation of our Human Rights Policy to ensure all relevant individuals are aware of the action they need to take to comply with our policies. This includes identification of human rights impacts of our own operations and prevention or mitigation of those impacts.

48	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust continued

100% of suppliers must comply with our code of ethical purchasing 20% ESG criteria in RFQ for supplier selection

Notes:

1.	Universal Declaration of Human Rights and the International Labour Organisation.
2.	Business for Social Responsibility (‘BSR’) and EcoVadis.

Responsible Supply Chain

We spend €25 billion a year with around 8,700 suppliers globally to meet our business requirements and customer needs for network infrastructure, IT and services related to fixed lines, mobile masts and data centres that run our networks.

The majority of this spend, 70%, is managed centrally by Vodafone Procure and Connect (‘VP&C’), based in Luxembourg. This approach helps to maintain a consistent approach to risk and supplier management.

The complexity of the supply chain, nature of the products and our sourcing locations coupled with the inherent risk of some of the components we buy, creates many areas for potential risk. We are actively engaged and monitoring the four standard pillars of supply chain due diligence: labour and human rights, environment, ethics and business practices. Within these pillars, we have identified three material topics for supply chain: Scope 3 GHG emissions, network equipment e-waste and circularity and human rights in the supply chain.

Read more about our Scope 3 GHG emissions and network equipment e-waste on pages 30 to 32

We recognise that risks can be correctly mitigated to drive positive change, and we see this as an opportunity to collaborate with suppliers and industry partners to advance opportunities for local communities in which our products and services are sourced.

Strategy

We view a responsible supply chain as an ethical commitment which strengthens our commercial position by enhancing customer trust. As ESG performance becomes a key differentiator in business tenders, strong due diligence and supplier standards help reduce risk, reinforce brand credibility and secure long-term customer relationships.

Every supplier that works with us must comply with our Code of Ethical Purchasing which is based on international standards1 and stipulates the social, ethical and environmental standards that we expect of suppliers, which must be extended into tier 2 and beyond by our contractual partners.

When suppliers tender for business, they are assessed on ESG criteria and must demonstrate policies and procedures that support their claims. This assessment accounts for up to 20% of the overall evaluation criteria and supplier selection in 100% of RFQs. In addition, we have comprehensive contractual terms for all suppliers in relation to ESG topics and specific ones (on people and environment) for contracts of high impact.

Our Supplier Assurance Risk Management (‘SARM’) system identifies suppliers who pose risks that are material to our business. These are related to money laundering, bribery, conflict minerals, conflict of interest, corporate security, cyber security, environment, human rights, safety, health and wellbeing, privacy, responsible sourcing and sanctions and trade control. Any identified risks require an independent policy expert to approve suppliers before they are onboarded and if necessary, to establish a mitigation plan.

We use industry alignment to increase both leverage and impact with suppliers. Through the Joint Alliance for CSR (‘JAC’) we collaborate with other telecommunications operators to address ESG risks as well as improve standards in the technology supply chain. We currently hold the Vice-Chair of the Board of this organisation that develop initiatives with suppliers and measure the progress specifically in relation to human rights, reducing Scope 3 emissions and reducing e-waste.

This year

We established a new ESG team in VP&C that is responsible for human rights, environmental strategy, sustainable procurement, supplier engagement and ESG governance of our suppliers. The team lead has a seat on the VP&C Senior Leadership Team (‘SLT’) and reports into Group External Affairs to ensure alignment with the Sustainable Business and Human Rights strategies.

The CEO of VP&C sets ESG objectives and KPIs that are cascaded to SLT members and to all procurement teams, with progress reported quarterly. New governance was established to mitigate risks and drive strategic development in ESG programmes. The VP&C Human Rights SteerCo and the Environmental SteerCo meet bi-monthly and are chaired by the CEO of VP&C. Due diligence and progress for these topics is reported to the ExCo and Board.

With independent partners2, we conducted a risk assessment on our strategic suppliers and on the wider supply chain to identify ESG risks and prioritisation to identify, monitor, mitigate and remediate across our procurement categories and sourcing locations. Of our strategic suppliers, 27 present a high risk and have been placed into an enhanced due diligence programme that includes an on-site audit, mandatory training, assessments, and heightened contract clauses.

We scaled our supplier engagement programme by onboarding an independent ESG platform to assess the maturity of our suppliers’ ESG programmes and have onboarded 238 strategic suppliers this year. The platform monitors suppliers’ performance, identifies areas for improvement and issues trainings and action plans directly to suppliers.

Looking forward

We intend to focus on accelerating suppliers’ adoption of our environmental and social standards. This includes a review of our Code of Ethical Purchasing and driving improvements in human rights, due diligence, Scope 3 emissions reductions and ethical labour practices, with a focus on high-risk categories. This includes strengthening collaboration with commercial teams so that ESG criteria are consistently applied during category strategy design, negotiation and procurement decision making. We will work towards increased transparency and granularity of supply chain data and work with suppliers to build capability and engagement.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	49

Maintaining Trust continued

100% of strategic suppliers have been assessed for human rights risks[1] 39% of corrective action plans have been raised and addressed with suppliers

Notes:

1.

Strategic suppliers are defined as those that have a direct relationship with us and account for 80% of our spend. In FY26 there were 450 suppliers. The assessment is performed online using an independent ESG tool to identify inherent risk based on geography, location and publicly available policy documents.

2.	Universal Declaration of Human Rights and the International Labour Organisation Declaration on Fundamental Principles and Rights at Work.

Human rights in the supply chain

We do not tolerate forced, bonded or compulsory labour, human trafficking, child labour or discrimination in our operations or supply chain. These issues are addressed in our Human Rights Policy Statement and our Code of Ethical Purchasing which applies to all our suppliers.

We champion human rights across our global supply chain by embedding respect for human rights, building transparency in business practices and accountability for impacts into supplier relationships.

Strategy

Our Chief Finance Officer and Chief External Affairs Officer oversee our approach to human rights in our supply chain and are supported by senior leaders and subject matter experts in both Procurement and Human Rights teams.

VP&C proactively engage with suppliers to build awareness on human rights issues, set clear expectations, and collaborate to address risks and promote positive change for workers across our supply chain through the following priority areas.

We have a robust supply chain due diligence and risk management programme, aligned to both the Organisation for Economic Co-operation and Development (‘OECD’) and UN Guiding Principles. This is a comprehensive, ongoing process to identify, prevent, mitigate and remediate potential and actual human rights impacts. In addition to our supplier audit programme which surveys value chain workers, our anonymous, non-retaliatory grievance mechanism, ‘Speak Up’, is accessible to all individual workers in our supply chain

Read more about business integrity on pages 44 to 45

We embed human rights into sourcing and contractual practices. We take a risk-based approach to identify modern slavery risks before engaging with new suppliers and monitor compliance during contract with our Code of Ethical Purchasing, which sets out the minimum requirements of suppliers based on international standards2. When tendering, new suppliers are assessed on their approach to human rights and must demonstrate policies and procedures that support matters including working conditions and working hours, safety, diversity and inclusion.

In order to promote transparency and stakeholder engagement, we publicly report on our human rights performance in our Modern Slavery Statement, engage with stakeholders on key issues and collaborate with industry partners and human rights initiatives to drive positive change within the telecommunications global supply chain. Suppliers must operate safely, under the ‘Vodafone Absolute Rules’. Non compliance has clear consequence management as detailed in our contractual clauses.

Click to read our modern slavery statement: vodafone.com/modern-slavery-statement

We engage our suppliers through industry forums to provide training, resources and support to enhance understanding of human rights principles, equipping them with the tools and knowledge to respect and protect human rights within their businesses and supply chains.

This year

We drove significant improvements in how human rights are embedded, monitored and strengthened across the supply chain, with clear advances in governance, risk assessment, supplier engagement and transparency.

The due diligence process was strengthened with expanded risk assessment and risk mapping, providing transparency and valuable insights into high-risk categories and geographies. We also developed an enhanced diligence programme that engages suppliers with online assessments, onsite audits and capability building to mitigate the risks.

Our improved supplier audit and monitoring programme increased coverage of social audits, prioritising sectors and regions with elevated labour risks. The tracking of non-conformances and corrective action plans was strengthened with tighter timelines and collaboration with suppliers to develop corrective actions where gaps are identified, focusing on remediation. This year, we issued 72 action plans to suppliers related to human rights concerns. We were also able to conduct worker surveys which provided direct insight into worker experience. To increase scope and impact we undertake audits of common suppliers with the JAC, an industry association of 31 Telco operators of which we are Vice-Chair. In FY26, Vodafone conducted more audits for this alliance than any of our peers.

We refreshed the internal governance at VP&C and established a bi-monthly SteerCo consisting of SLT level representatives from procurement, legal, compliance and sustainability functions. Significant risks or issues of human rights non-conformity are escalated and managed in this forum, along with monitoring progress on strategic programmes.

To build internal capability, select employees underwent professional social systems lead auditor training certified by the International Register of Certified Auditors (‘IRCA’) and the Charted Quality Institute (‘CQI’).

Our due diligence process has not uncovered any issues of child labour or direct involvement in conflict minerals, but due to the nature of the products we sell, the issues are very relevant to our organisation. Therefore, we conduct a detailed annual analysis of our suppliers in relation to conflict minerals.

Click to read our approach to responsible minerals: vodafone.com/responsibleminerals

Looking forward

We will build on the foundations of FY26, continuing our collaboration with suppliers to drive improvements in human rights practices and protect those that work for us in our supply chain. We also plan to host an in-person supplier forum for our high-risk suppliers in our African markets to understand their challenges and develop programmes and capabilities to enhance standards in the region. In parallel, we will review our Code of Ethical purchasing and contract terms and seek to align them with globally recognised best practices.

50	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust continued

Data privacy

Strategy

Our global data privacy programme seeks to manage our customers’ personal data in a way that respects their rights and supports them making informed decisions regarding the use of the personal data. We regularly engage with industry and policymakers to help shape data privacy standards.

Click to watch our privacy experts summarise our approach to data privacy vodafone.com/videos

As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these. We categorise data privacy risk into three main areas:

Collection: collection of personal data without permissions, or excessive collection of data;

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

Our privacy management standards are based on the European Union General Data Protection Regulation (‘GDPR’) and this is applied across Vodafone markets both inside and outside the European Economic Area. Our standards establish a common framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements.

The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Global Privacy Officer reports to the Global Director of Compliance and Business Integrity, an independent second line function responsible for monitoring Group compliance. The Global Privacy Officer is responsible for monitoring the global privacy programme compliance across all markets and provides regular reports to the General Counsel and Company Secretary, and an annual update to the Audit and Risk Committee on the adequacy of our privacy programme.

Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, legal advisers and other privacy specialists. Local privacy officers report to the Global Privacy Officer throughout the year on the adequacy of privacy risk management for their respective operating company.

The privacy leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain the necessary forums that bring together senior management from relevant business functions and support functions to provide local oversight.

We are committed to the responsible handling of personal data across our customers, workforce and broader stakeholder ecosystem. Our privacy programme is based on the following principles: accountability, fairness and lawfulness, choice and access, security safeguards, privacy by design, openness and honesty, responsible data management, and balance.

We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers’ personal information. We aim to protect our customers’ data and only to use it for a stated and specific purpose. We only process employee personal data to support core employment activities such as workforce administration, payroll, benefits and to meet our legal regulatory obligations. We are always open about what data we collect, and why we collect it. Our privacy programme governs how we collect, use and manage personal data to ensure we respect the confidentiality of communications and any choices made regarding the use of their data.

Each local market publishes a privacy statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how individuals can exercise their rights. Our product specific privacy notices include details relating to a particular product. These statements and notices are available to individuals online, for example in the MyVodafone app and in our retail stores.

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

Click to read more about our privacy policies vodafone.com/privacy

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	51

Maintaining Trust continued

Our robust, multi-channel permission management approach has been deployed across our channels (MyVodafone app, website, call centres and retail stores) since 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can:

Opt in for the processing of special categories of data;

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

Read more about cyber security on pages 52 to 56

All products, services and processes are subject to privacy impact assessments as part of their development and throughout their life cycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, and internal and international data transfer compliance frameworks, as well as training and awareness programmes. We require every employee, and contractors, to complete our Doing What’s Right (‘DWR’) privacy training within six weeks of joining. In addition, they need to complete refresher courses in line with our annual learning intervention cycle. We also have targeted training for high-risk teams with a key role in personal data processing.

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

The effectiveness of control implementation is subject to quarterly reporting and second line assurance, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and their completion is monitored.

Our approach to responsible artificial intelligence (‘AI’)

Our AI governance approach demonstrates our approach to engage with AI in an ethical and responsible manner for the benefit of customers, employees, and society. The AI Governance Board is a senior steering group that defines strategy and policy for AI and monitors its execution. The board is chaired by the Vodafone Chief Technology Officer and is attended by the CEO of Vodafone Business, Group Commercial Functions Director, Chief HR Officer, and the General Counsel and Company Secretary. We have implemented key processes such as internal risk assessments, created role specific training and formalised policies. We have implemented a set of technical responsible AI guardrails to our internal AI development platforms making sure that there is a set of controls mitigating known risk domains for a wide variety of AI applications.

We have also contributed to the development and launch of the GSMA Responsible AI Maturity Roadmap and is a standing member of the GSMA Responsible AI working group. We have also signed up to the AI Pact, an initiative set up by European Commission through the European AI Office.

This Year

We aim to achieve a 90% completion rate on both generic (DWR) and specific (high risk role) trainings for all target groups across our global footprint. In FY26, 97% of assigned employees completed DWR or more specific privacy training.

We held a global privacy governance forum to highlight key achievements across markets and to discuss the future of the privacy programme with a key focus on strategic optimisation.

We are committed to improvement of compliance by our customer operations teams through enhancement of customer authentication mechanisms and enforcing consent where appropriate in our customer communications.

We aim to avoid any data breach or data misuse resulting in material impacts. We have a strong culture of data privacy, and our assurance and monitoring activities are designed to identify potential issues before they materialise. However, our German operations were the subject of administrative fines imposed by the German data protection authority and announced in June 2025. The regulator identified deficiencies relating to the oversight of certain external sales partner agencies and weaknesses in customer authentication processes for online and telephone services. These matters were identified during regulatory reviews commencing in 2021, and remediation measures had already been initiated by Vodafone prior to the conclusion of the enforcement proceedings. As a result of the regulator’s findings, fines of €15 million and €30 million were imposed, which have been accepted and paid in full. We also incurred fines in Greece, Türkiye and Romania totalling less than €1 million in connection with local data protection and regulatory compliance matters, reflecting differing regulatory frameworks and enforcement practices across markets.

Looking Forward

As a privacy-centric organisation, we continuously monitor legal and regulatory developments, alongside evolving customer expectations, to ensure our privacy programme delivers the strongest possible outcomes. We plan to focus is on leveraging our global processes to embed privacy through technology-enabled solutions and dynamic, scalable ways of working. For example, we are undertaking a review of our global control environment with the aim of optimising key controls and generating meaningful, measurable benefits for our employees, customers and wider stakeholder community.

52	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust continued

Cyber
Strategy
Our cyber security strategy and global operating model are designed to deliver our vision and goals, and form part of our wider Company strategy. Cyber security remains a Board level priority.
The strategy and operating model are based on an understanding that cyber risk is volatile and attacks will sometimes be successful. Good cyber security requires persistent and continuous effort.
Our refreshed cyber strategy builds on our security foundations and strategic initiatives, with an emphasis on resilience and collaboration in an increasingly unpredictable world. The strategy takes account of future threats and changes in technology so it remains fit for purpose over the next five years and beyond.
We are committed to building and maintaining customer trust against a backdrop of an increasingly uncertain and volatile threat landscape. We cannot control all threats, but we can prepare for them and minimise their impact through cyber resilience. We view cyber resilience as our ability to anticipate, withstand, recover and adapt to unexpected and severe cyber events.
Our strategy is guided by four ambitions; embed security and resilience by design in all that we do; anticipate and reduce critical cyber risks; effective security at pace; and build a trusted and resilient ecosystem for customers, partners and society.
We are delivering the strategy through seven pillars. Together, these enable customer trust in our products and services, deliver our vision of a secure and resilient connected future for everyone, and guide company-wide changes.
Adaptive and accelerated cyber health: Sustaining cyber health with an accelerated pace of protection, detection and response. Adapting to volatile risks, enabling new technology and meeting changing regulations.

Secure connectivity & network defence: Secure by design and resilient connectivity for customers across our fixed and mobile networks, fintech platforms, digital channels and all services.
Dynamic trust: Identity, access and insider controls that provide access aligned to role, timing and need across people, systems and agents.
Real-time threat protection: Visibility through global telemetry and operations enable rapid detection and response. Our people are enabled by responsible AI and automation.
Supply chain and ecosystem security: Security by default and embedded simplified security standards across the supplier and partner ecosystem.
People, capability & cyber culture: Accountability and training deliver a company-security culture. A globally aligned, highly skilled and technically enabled cyber capability.
Cyber resilience:
Risk-led
readiness to withstand changing threats and minimise impact to customers and services.
We continue to review and evolve our strategy. Each year we define and communicate priorities for a three-year period, so all areas of our business are clear on the investment priorities for security. We track progress against these priorities.
Operating model
We have implemented a globally consistent cyber security operating model that is based on the leading industry security standards published by the US National Institute of Standards and Technology (‘NIST’). The model is designed to reduce risk by constantly identifying threats, protecting, defending and improving our security. The model brings together our local capabilities across Europe and Africa with global resources organised in five functional teams. Our in-house
international team has over 900 employees.
The Governance, Risk and Control team set policies and standards, oversee and measure our cyber risk across the Group, define and evaluate security controls, and manage information security certifications.
The Strategy and Architecture team define our cyber strategy, aligned to the technology and company strategies. They lead IT and security architecture to deliver secure, resilient and efficient platforms.
The Secure by Design, Investments & Supplier team implement security and privacy by design across all products and services. They manage cyber risk in partner markets, acquisitions and divestments, and identify and reduce supplier risk.
The Cyber Prevent team build, maintain and operate our global security platforms, driving continuous improvement.
The Cyber Defence team gather threat intelligence and perform security testing. They detect events and attacks through 24/7 monitoring and respond to incidents to minimise impact on business and customers.
We have cyber teams in each operating company. They are responsible for managing and embedding cyber security locally, including meeting local cyber regulatory and compliance requirements.
We augment our internal capabilities with third-party specialist technical expertise, such as digital forensics, red teaming and penetration testing. We use specialist resources to perform testing of our telecommunications networks. We also use qualified external resources to help during the implementation of projects.
Our scale means we benefit from global collaboration, technology sharing and deep expertise, and ultimately have greater visibility of emerging threats. An example would be our global security operations centre that takes inputs and telemetry from all markets where we operate to provide global visibility.

Click to listen to our experts summarise our approach to cyber security at vodafone.com/videos

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	53

Maintaining Trust continued

Governance
The Chief Technology Officer (‘CTO’) and Chief Network Officer (‘CNO’) are the Executive Committee (‘ExCo’) members accountable for managing the risks associated with cyber threats and information security. The Cyber Security, IT Architecture, Data & Analytics and Technology Strategy (‘Cyber’) Director is responsible for managing and overseeing cyber security across Vodafone and reports to the CTO.
The Cyber Director has led cyber security in Vodafone since 2015. Prior to joining Vodafone, the Cyber Director was chief security officer at a large UK bank, after previously holding security and technology audit leadership roles in financial services and the UK postal service.
The global cyber leadership team reporting to the Cyber Director consists of the leaders of global cyber security functions, European and African markets, and Group functions. This leadership team is responsible for directing, managing and reducing cyber risk across Vodafone. Market and regional cyber security leaders are also part of their local management teams, with a dotted matrix reporting line to local chief information officers. Leadership team members have significant cyber security and technology risk experience across business sectors including telecommunications, financial services and professional services.
Cyber security risk is overseen and monitored by a number of senior level committees. These include the Group Risk and Compliance Committee, chaired by the Chief Financial Officer; and the Technology Audit and Risk Committee, chaired by Finance and led by Internal Audit. The Cyber Director attends both of those committees to provide updates as required.
Operational risk governance is provided by a quarterly Cyber Risk Council meeting, chaired by the Head of Cyber Governance Risk and Control, and attended by senior cyber security leaders. The meeting reviews and approves cyber policies and standards, monitors and oversees cyber risk and threat.
Regular management reporting is provided to the Technology Leadership Team and ExCo. This is supplemented by control status reports that track targets and are discussed in regular meetings with local market leadership teams.
We produce dashboards of key risk indicators (‘KRIs’) for our most important controls. Examples of KRIs include results of independent network testing by third parties, vulnerability management, patching, hardening and endpoint security status, network controls and incident metrics. This reporting provides a detailed view of risk reduction. If markets are consistently not achieving targets, they are expected to have plans in place to remediate . We continue to expand our KRI coverage to provide timely, accurate and comprehensive reporting.
Board
The Group Audit and Risk Committee (‘ARC’) is the responsible Board committee for the oversight and effective governance of the Group’s management of cyber security risks. The Committee receives updates from Internal Audit throughout the year. The ARC reviews the risk tolerance, risk position and mitigating actions for the Group’s principal and emerging risks, including cyber threat.
In addition, the Committee reviews cyber risk based on deep dive papers and presentations from the CTO and Cyber Director. The papers typically include threat landscape, incidents, security position, residual risk, strategy and programme progress across the Company. Cyber security is also discussed at the Board Technology Committee which assists the Board by overseeing how technology underpins company strategy.
Risk management
Cyber attacks are part of the technology landscape today and will be in the future. All organisations, governments and people are subject to cyber attacks and some will be successful. The telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data.
A successful cyber attack could cause serious harm to our customers, including unavailability of services or a data breach leading to disclosure or misuse of customer personal data. The consequences could include, but are not limited to, exposure to contractual liability, litigation, regulatory action, or damage to the company’s reputation and brand and loss of market share. In the worst case, the cyber security incident could cause material impact.
There is increasing regulatory focus on telecommunications providers to improve their cyber security practices. We are subject to GDPR and equivalent legislation in many countries in which we operate. In addition, there are local and regional laws and regulations which impact cyber security, for example the Telecommunications Security Act in the UK and Network & Information Security 2 (‘NIS2’) and the Digital Operational Resilience Act (‘DORA’) in the EU. A cyber incident may lead to regulatory fines and other enforcement activities if deemed to be due to inadequate security. Measures to meet these laws and regulations will also result in increased compliance costs.
We dedicate significant resources to reducing cyber security risks, however due to the nature of the threats, we cannot provide absolute security and some cyber security incidents will occur.
Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. We separate cyber security risk into three main areas of risk.
External: A wide variety of attackers, including criminals and state-backed groups, target our networks, systems and people using a range of techniques. They seek to gain unauthorised access to steal or manipulate data or disrupt our services. Geopolitical factors also increase the threat of an external attack.

Insider: Our employees may accidentally leak information or maliciously misuse their privileges to steal confidential data or to cause disruption. In addition, external attacks increasingly resemble insider activity following credential theft. Agentic AI will further blur boundaries.
Supply chain: We use a range of third-party service providers to support our operations. Although we mandate security requirements contractually and undertake continuing oversight, a cyber incident affecting a supplier could cause services to be unavailable or enable a data breach to occur.
We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. When incidents do occur, we identify the root causes and use them to improve our controls and procedures.
Cyber security risk is aligned with our global enterprise risk management framework. The most important risks to the company are referred to as principal risks, of which Cyber risk is one. The risk owner produces a formal line of sight document that describes the risk, the risk tolerance, current position against tolerance, controls and actions to move to tolerance if required. Second line assurance and third line audit information is also included in the document.
The global Cyber and Information Security policy sets out overall objectives, roles and responsibilities that apply to all Vodafone-controlled entities. The policy is approved annually by the CTO.
Each underlying security area has a supporting global standard document that defines detailed control objectives. The global standards are underpinned by a layer of technical security standards which provide more detailed specifications to aid control implementation.

54	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust continued

Security controls and procedures define the requirements which allow our policies to be met. These controls and procedures are designed to prevent, detect or respond to threats. Most risks and threats are prevented from occ^urring and we expect most will be detected before they cause harm and need a response.
We use a global methodology for cyber security risk management which we call the Cyber Health and Adaptive Risk Method or CHARM. The targeted goals of this approach include:
Cyber Health: providing a continuous view of security based on automated key risk indicators (‘KRIs’);
Adaptive: our framework responds to changing threats, technology evolution and regulation; and
Risk Method: managing and quantifying risk to provide better decision-making and prioritisation.
This approach is focused on risk and threats and underpinned by a structured control framework and common targets for control effectiveness across all our markets and entities. Effectiveness is based on the completeness of the control implementation and coverage of the relevant assets. Cyber security controls need to be continuously evolved and enhanced to mitigate risks and threats, Each year we set new annual targets, progress against the targets is monitored and reported quarterly to the senior leadership in each market and Group.
We update our framework with changes, including any necessary new controls. The control framework will continue to evolve based on changing threats, technology developments, our strategic and business priorities, and regulation.
To adapt to the changing threat landscape, we have defined threat and risk scenarios. The threats and associated attack techniques are mapped to the controls that most significantly reduce risk, allowing gaps to be highlighted.
We are in progress to automate the capture and reporting of KRI data from source systems. This reduces manual effort, is more timely and accurate and provides stronger assurance of effectiveness. We plan to complete the automation of all controls for which KRIs can be defined over the next two years.
We have created a risk quantification model based on threats, control effectiveness and incident data. We used this model with our internal insurance team to estimate losses in various scenarios as part of annual planning to obtain cyber insurance cover. We are exploring future use cases to increase the value we can obtain from the model.
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
A dedicated technology assurance team reviews and validates the effectiveness of our cyber security controls, and our control environment is subject to regular internal audits. We test the security of our mobile networks annually using a specialist testing company, they also benchmark our security against other telecommunications operators. This provides assurance that we are maintaining high standards and our telecommunications controls are operating effectively. We have also appointed external specialists to perform testing on our security controls (‘red teaming’) to uncover any areas for improvement. We maintain externally audited information security certifications, including ISO 27001, which cover our global technology function and 11 local markets. An additional market is currently undergoing recertification. Our markets also aim to comply with national information security requirements where applicable. All systems going live are independently penetration tested and regular follow-up
testing is done on a risk basis. An internal team performs some of the testing, and we engage third party testers where appropriate. Across Vodafone, we complete over 1,000 penetration tests every year.
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

Read more about our approach to Responsible supply chain on page 48
Cyber insurance is an important part of our risk management and mitigation approach. Vodafone holds cyber liability insurance alongside business interruption and professional indemnity policies. Should a serious cyber event occur, we could recover the costs in whole or in part through these policies.
Industry and government collaboration
We actively engage with stakeholders across industry, including regulators, standard-setting bodies and governments. Collaboration is vital to protect our organisation and workforce, build safe online and digital spaces for customers and society, and respond to threats. We use our expertise and experience to help improve cyber security practice. We contribute to public policy, technical standards, information sharing, risk assessment, and governance. Within our sector we collaborate with European and international telecommunications companies. We engage in cross-industry collaboration through the European Round Table of large European based companies, where we chair the CISO committee.
Cyber security is increasingly integral to national security strategies. We collaborate with governments and national cyber security bodies including the UK National Cyber Security Centre and the German Federal Office for Information Security on topics such as sharing intelligence, engaging on emerging risks and contributing to collective resilience. The Cyber Director is an appointed member on the National Cyber Advisory Board in the UK.
We actively engage in security standards working groups such as the OpenRAN Alliance and GSMA Fraud and Security Group. We have a research programme working on security topics with the German Federal Ministry of Education & Research, for example on securing future generations of mobile technology.
Awareness & training
Our cyber security awareness approach is to educate our employees to protect themselves and our customers from cyber threats. Cyber security training is mandatory for all employees. The training module is designed by the cyber security team to inform employees of key threats and how to avoid them. The corporate security function lead on all employee security training and they deliver the programme and materials. If the employee fails the knowledge check which is part of the training, they are required to retake the full cyber security training module. A training manual has been produced for non-employees,
so they also receive the same level of awareness. Training on cyber security is also included in our induction process for new employees. We track completion rates to ensure every employee completes the mandatory training.

Read more about our approach to mandatory Doing What’s Right training on page 44

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	55

Maintaining Trust continued

Cyber security training is reinforced by regular digital communications via our internal social media platform, videos and webinars. When new threats arise or become more prevalent we provide targeted advice. Examples include reminders on the use of multi-factor authentication, and how to avoid social engineering.
We perform quarterly phishing simulations across all markets and Group functions to raise awareness and train employees. Those who click on the link in the phishing message or share their credentials receive immediate training.
NIS2 requires additional security role-specific training. We are developing such training aimed at roles designated as higher risk, that will be launched next year.
We enable employees in our cyber teams to maintain and grow their skills to better protect our customers. Our company learning platform hosts cyber training on technical topics, platforms and frameworks. Employees can study towards recognised information security and cyber certifications aligned to their learning plans.
We organise regular Cyber Connect events for our entire global cyber security team. These events include a recap of our strategy and achievements, messages from senior leadership, external industry speakers, collaborative breakout groups and technical track sessions to learn about cyber topics and best practice. We use technology to enable a hybrid experience with some attending in offices and some remote.
The Vodafone Cyber Code has been designed to simplify and explain basic security controls and procedures to all employees. The Cyber Code is part of our company Code of Conduct and is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees must follow good security practice.

Click to read more about Vodafone’s Cyber Code in our Code of Conduct: vodafone.com/code-of-conduct

Cyber operations and incidents
An important part of our operating model is to gather intelligence and insights in order to assess threats and drive action. Our cyber security team use industry and external analysis to help shape our controls and procedures, and drive actions. When specific vendor or new high impact vulnerabilities are reported, we drive global remediation across Vodafone.
As a global connectivity provider, we see a range of cyber threats. We have visibility of these threats through our global telemetry. We use our layers of controls to identify and mitigate threats in order to reduce business or customer impact.
We operate a single global security operations capability. We handle billions of events and logs from sensors across our footprint, detecting potential threats and events. Low severity issues are dealt with quickly, for example by malware containment or isolating an individual device. More significant events are triaged to our 24/7 incident management and response team.
When a security incident occurs, we have a consistent incident management framework to manage our response and recovery. The focus of our incident responders is always fast risk mitigation and customer security.
In the event of a cyber breach we disclose it to the relevant authorities according to local or regional regulations and laws. This may include law enforcement as well as regulators. Risk assessment of the threat actor, incident nature and potential impact to customers is important to determine the approach to disclosure. The European Union’s GDPR provides a framework for notifying customers in the event there is a loss of customer data because of a data breach, and this framework is a baseline across all our markets. Our data privacy officers are a key part of the response where incidents impact personal data. We will also make a market disclosure according to US Securities and Exchange Commission (SEC) requirements if the relevant materiality threshold is met.
We classify security incidents on a scale according to severity, measured by potential business and customer impact. The highest severity category of event is called Severity 0 down to the lowest Severity 4. Severity 0 corresponds to a potentially significant data breach or loss of service caused by the incident. If a Severity 0 incident occurs, we notify the ExCo, the Board and external auditors and provide regular updates to all. A crisis group is formed composed of relevant senior leaders who oversee the response.
Vodafone is in scope of the SEC cybersecurity rule for incident disclosure and reporting. We have updated our incident management process to include the relevant disclosure steps should a material incident occur. Where applicable we have expanded these cyber security disclosures in response to the reporting requirements.
In the event of a Severity 0 incident, the crisis group would decide whether a recommendation to the Disclosure Committee (composed of the CFO and General Counsel, and other senior management) is warranted. The Committee would decide if a market disclosure is necessary for materiality reasons, that would also trigger disclosure to the SEC.
When incidents are closed, we complete a post-incident review to learn the lessons from the incident, including the root cause and any improvements needed.
This Year
We evolved our organisation to better support our security ambitions. This included embedding Privacy engineering to create a Security and Privacy by design capability, and bringing together IT and security architecture to provide consistency across our systems.
We continue to build strong partnerships across industry and government. One of the cyber leadership team was appointed to the ENISA Advisory Group. In the UK we co-hosted
an industry and government workshop on post-quantum cryptography migration, bringing together security leaders across industry and government.
We made progress across our cyber strategy, including refreshing policies; implementing Key Risk Indicators for security controls; launching a new supplier security schedule and simplified requirements; and refreshing our strategy with a focus on resilience. We also increased the use of automation and AI, delivering more operational efficiency and automated response.
Vodafone Germany launched a new Cyber Security Centre in Düsseldorf, aiming to support and protect SMEs in the digital world. The Centre will employ more than 100 security experts, working around the clock to protect, monitor, analyse and resolve cyber security issues for companies throughout the country.
We have continued to organise cyber incident simulations for local ExCos. Covering five markets this year. This provide CEOs and their teams a realistic experience of managing a cyber incident and exercising their responsibilities.
Cyber risk remains a standing topic for senior leadership. Cyber topics were covered three times at Board-level committees during the year.
People and culture are central to our cyber capability, We set targets and track diversity and inclusion measures. We recognise deep technical expertise through our Technical Career Path, with several cyber specialists ratified.
During the year no cyber incident met the threshold for disclosure to the SEC. About one-third
of incidents we managed were in our supply chain. Ransomware and extortion attacks were the most prevalent in the supply chain.
Third party companies producing third party software developer packages have been attacked. In March, we identified that one of these compromised third party software packages was used to gain unauthorised access to some Vodafone Business code repositories. The impact

56	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Maintaining Trust continued

of the attack was limited access to source code, which was contained and investigated at the time. We did not identify any impact to customer personal data or production systems.
Generally we see that the most common root causes are exploitation of vulnerabilities and user account compromise. The pace of vulnerability exploitation post-release is rapid.
Looking Ahead
The threat landscape continues to be volatile across all sectors, with wide-ranging threat actors.
Geopolitical instability, conflict and tensions are leading to an increase in cyber threats. Telecommunications companies continue to be the target of state-backed actors, often to conduct government oriented or general espionage. Cross-industry and government collaboration is a key part of mitigating the evolving cyber threats. Ransomware and data extortion attacks are common to companies of all sizes. We can see from public reporting that some companies are paying ransoms, perpetuating the threat.
Attackers are increasingly trying to log in, rather than hack in.
So-called
Living off the Land attacks rely on the same techniques used to manage access systems that are used widely by everyone. Detection of these attacks is more challenging. Social engineering methods are a common means for attackers to gain access. New technologies such as AI are enhancing techniques such as voice phishing and deepfakes. Harvested credentials continue to be sought and shared by threat actors. Attackers can target executives following media announcements and public reporting.
The speed of vulnerability exploitation is fast and common. We have seen continued attacks against our suppliers, and expect this trend to continue. To respond to the heightened cyber threat landscape we are investing in further strengthening the security of our networks, cloud-based systems, AI and detection and response capability.
Governments are also responding to increasing cyber threats with new security regulations, recognising that telecommunications operators provide critical national infrastructure. We engage with governments and industry partners to promote proportionate, risk-based and cost-effective solutions to security threats. We look to establish shared approaches to reinforce standardisation and regulatory frameworks that apply equally to all market participants.
In the UK, we are implementing the provisions of the Telecommunications Security Act which sets detailed security requirements for UK network operators and their suppliers. In Europe, we are implementing key provisions of NIS2 based on transposition of the directive into local laws. We are also responding to DORA requirements from our financial services customers. We continue to monitor future EU regulations and directives including the forthcoming Cyber Resilience Act which aims to ensure that all digital products and services fulfil basic security requirements, and the Cyber Security Act which will impact how we manage suppliers and cross-EU
certifications.
Particularly in Europe, governments, regulators and customers will expect companies to demonstrate control over where data is stored, who can access it and under which legal jurisdictions it is governed. This is referred to as sovereignty. There is a balance to be struck between national sovereignty and the ability to defend against global threats that do not respect borders. As new regulatory requirements evolve, we are well positioned with a pan-European
and African security capability, including Europe-based security operations.
Technology evolution
We are adopting new technologies to better serve our customers and gain operational efficiency. For every technology programme we follow our Secure by Design process, evaluating suppliers’ hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls and procedures.
Every new mobile network generation has brought increased performance and capability, along with new opportunities in security. As we deploy 5G core networks alongside our 5G radio networks, often described as 5G Standalone, we have updated our security standards to implement the latest 5G features.
Open RAN is a new way of building and managing radio access network (‘RAN’) components within telecommunication infrastructure. Instead of purchasing all the components from one supplier, we use hardware and software components from multiple vendors and integrate these via open interfaces. Over time, this will create a more competitive landscape for telecommunications equipment. We continue to collaborate with other players in the Open RAN ecosystem to improve security through the
O-RAN
Alliance and
bi-annual
benchmarking of vendors.
We are expanding our Open RAN sites into Germany and increasing the speed of deployment through automation. The operation of the sites will be optimised by enabling power management and traffic steering that increase their performance and reduce operating cost.
As satellite communications play an increasingly important role in our networks, we are embedding cyber security from the beginning. Satellites are used to connect base stations to the network where traditional connectivity is difficult or uneconomical, and direct to device to provide coverage where base stations cannot be deployed. These services are assessed and validated that they meet security requirements set by standards groups, and our own policies and standards.
We continue to prepare for a time when quantum computers able to break certain cryptography are available at scale. Governments have published recommendations for post-quantum cryptography migration for high priority use cases, and to complete migration by 2035. Through our joint research with IBM, we have developed a risk-based approach to mitigate the risks of existing cryptography. We are identifying where we are using cryptography that is potentially vulnerable to attack from quantum computers, defining supplier requirements and developing the ability to update our cryptography when new threats emerge. We have set up a long-term Quantum Safe programme and have planned migration activities in the next year in collaboration with our suppliers. We co-chairs
the telecommunications industry-wide task force on this issue.
We are committed to Responsible AI – AI that is ethical, lawful, trustworthy and safe. Our AI requirements mandate risk assessment, designing for transparency, lack of bias and providing the right degree of human oversight of results. If the AI model could have a high impact on people, we require human input on the final decision. .

Read more about AI governance on page 51
Our cyber security approach seeks to balance the opportunities and security risks associated with AI. We work with strategic partners to leverage AI that is embedded into products. We apply governance and security controls to the use of AI proportionate to the associated risks, and monitor for emerging threats, including the misuse of AI by malicious actors.
We enable our workforce to access AI through controlled access to LLMs from our technology partners. We provide training including online sessions and self-help materials to accelerate AI usage, while continuing to restrict access to public LLMs and remind employees that confidential data must not be shared with public AI services.
We are using AI to enhance our security. An example is augmenting our security operations capabilities using
AI-enabled
detection rules and
AI-assisted
compromise assessments. These will evolve towards agentic AI workflows and ultimately autonomous detection and response.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	57

Maintaining Trust continued

Network and IT resilience
Network and IT resilience remain a core priority as our services become increasingly essential for consumers, businesses, and governments.
Strategy
Our group-wide technology policies set out the critical services in scope, recovery objectives, and governance framework. Service level targets define the maximum time to restore services and support alignment of architectural designs with our standards.
We continuously measure and monitor system availability across mobile, fixed, IT, and payment platforms. We take proactive actions to identify and mitigate issues, reinforcing recovery discipline and embedding resilience by design.
Our approach is guided by the principles of prevention, detection and reaction, supporting early identification of risks and swift response when events occur. We apply recognised industry best practices for service management, and design modern services in line with high availability guidelines.
We reduce the risk of subsea cable disruption through diversified routes, strategically located landing stations, and investment in major systems like 2Africa, a global subsea fibre optic cable system connecting Africa, Europe, the Middle East and Asia. By avoiding single points of failure, addressing bottlenecks such as within the Middle East, developing geo-resilient
design and recovery plans, we maintain robust international connectivity.
Our Technology Assurance function assesses how well our key resilience controls support effective risk management. This includes performing quality reviews and in depth testing to confirm controls are appropriately designed and operating in line with the requirements set out in our resilience standards.
This Year
Our teams have followed the
resilience-by-design
principle, embedding resilience into the design of all solutions. At the same time, we have carefully safeguarded the services in place, so that any modifications do not compromise the resilience levels we have achieved. In addition, we dedicated time to testing recovery solutions, confirming that each single-function recovery behaved as expected.
Recent weather events and energy supply volatility underscored the need to sustain essential services during prolonged power outages. When the Iberian Peninsula blackout happened in April 2025, we immediately responded to maintain operational services and have taken broader insights to inform our approach. Core network sites already have a high level of protection, but to enhance our overall resilience we are increasing battery backup capabilities in selected sites covering critical areas and strengthening our operational procedures. Additionally, we continue to evaluate new ways to extend site survivability during power outages by implementing new power-saving modes. Automation is being explored to reduce intervention time, improve operational efficiency, and maximise the available backup power to support more resilient and reliable network performance.
We continued our digital transformation to cloud which brings increased geo-distribution
and higher availability. Our strategic data centre consolidation programme is driving enhanced resilience for critical workloads by leveraging the capabilities of our strategic hyperscaler partnerships.
Group-wide quality reviews and deep-dive assessments across multiple markets have strengthened alignment with our standards and supported ongoing enhancements in recovery planning. We maintained robust incident management practices and effective oversight of third party service providers. While key resilience capabilities are well established, a structured risk remediation process is in place to drive further improvements.
In Africa, the theft of copper, batteries and fuel continues to pose operational challenges, driven in part by growth in commodity and fuel prices. These incidents disrupt network sites and increase restoration requirements. To mitigate this risk, Vodacom has strengthened site protection through enhanced surveillance and closer collaboration with private security partners.
Looking Ahead
Resilience remains a strategic priority as climate, geopolitical, and technology landscapes continue to evolve. In the year ahead, we will continue strengthening power resilience across high criticality sites, while scaling the use of automation and AI to enhance predictive monitoring and self healing capabilities. We will also deepen resilience by design across network modernisation and IT transformation programmes, so that recovery requirements are embedded early in solution design. In parallel, we will reinforce assurance activities for cloud native and digital platforms to validate recoverability as our technology estate continues to modernise. Through these initiatives, we remain focussed on delivering resilient and high performing technology services for customers, businesses and communities, improving reliability and the trusted connectivity our customers rely on every day.

58	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Non-financial information

UK Streamlined Energy and Carbon Reporting (‘SECR’)

In accordance with SECR requirements, the following table provides a summary of GHG emissions and energy data1 for VodafoneThree, in comparison with global performance. For more information related to activities to improve our energy efficiency please refer to pages 28 to 29.

	ESG Addendum FY26
	2026
	Group (excluding VodafoneThree)	VodafoneThree	Group total	VodafoneThree as a % of Group data

Total Scope 1 GHG emissions (million tonnes CO2e)	0.25	0.01	0.26	5%

Total Scope 2 market-based GHG emissions (million tonnes CO2e)	0.01	0.00	0.01	0%

Total Scope 2 location-based GHG emissions (million tonnes CO2e)	1.76	0.20	1.96	10%

Total GHG emissions per € million of revenue (tonnes of CO2e)	5.12	1.55	6.67	23%

Total energy consumption (KWh)[2]	4,805,443,225	1,161,116,437	5,966,559,662	19%

	ESG Addendum FY25/prior year disclosed
	2025
	Group (excluding Vodafone UK)	Vodafone UK	Group total	Vodafone UK as a % of Group data

Total Scope 1 GHG emissions (million tonnes CO2e)	0.26	0.01	0.27	2%

Total Scope 2 market-based GHG emissions (million tonnes CO2e)	0.01	–	0.01	0%

Total Scope 2 location-based GHG emissions (million tonnes CO2e)	1.95	0.12	2.07	6%

Total GHG emissions per € million of revenue (tonnes of CO2e)	5.83	0.83	6.66	12%

Total energy consumption (KWh)[2]	5,345,784,671	660,229,661	6,006,014,332	11%

Notes:

1.

Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement, and estimations. Carbon emissions are calculated in line with the GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our FY26 ESG Addendum Methodology document: vodafone.com/esg-methodology.

2.

More information on energy efficiency initiatives implemented during the year can be found on pages 28 to 29 and in our disclosures prepared in accordance with the SASB standards. For more information, visit: vodafone.com/sasb.

3.

Information for prior periods is not presented as the organisational boundaries for financial reporting are not consistent with those used in the calculation of GHG emissions. For information about intensity metrics for prior periods, see our FY26 ESG Addendum: vodafone.com/esg-addendum.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	59

Non-financial Information continued

Non-financial and sustainability information statement

The table below outlines where the key content requirements of the non-financial and sustainability information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006).

Reporting requirement	Our policies and approach	Section within Annual Report	Read more

Environmental matters	Planet performance	Protecting the Planet	pages 28 to 32
	Climate change risk	Climate-related risk	pages 65 to 70

Employees	Code of Conduct	Code of Conduct and Anti-bribery, corruption and fraud	page 44 page 45

	Occupational health and safety	Health and safety	pages 42 to 43

	Diversity and inclusion	Our people strategy	pages 38 to 41

Social and community matters	Driving positive societal transformation and performance	Empowering People	pages 33 to 43

	Stakeholder engagement	Stakeholder engagement	pages 9 to 11

	Mobiles, masts and health	Our ESG disclosures	page 24

Human rights	Human rights approach	Law enforcement assistance, network shutdown, human rights in the supply chain	pages 46 to 47 page 48

	Code of ethical purchasing	Responsible supply chain	page 48

	Modern Slavery Statement	Human rights in the supply chain	page 49

Anti-bribery and corruption	Code of Conduct	Code of Conduct	page 44
	Anti-bribery policy	Anti-bribery, corruption and fraud	page 45

	Speak Up	Speak Up	pages 44 to 45

Policy embedding, due diligence, and outcomes		Protecting the Planet, Empowering People, and Maintaining Trust	pages 28 to 57
		Climate-related risk	pages 65 to 70

Description of principal risks and impact of business activity		Principle risks and uncertainties	pages 60 to 62
		Mitigating activities	pages 63

Description of business model and strategy		Business model	page 2
		Chief Executive’s statement and strategic roadmap	pages 6 to 7

Non-financial key performance indicators		Key performance indicators	page 8
		Protecting the Planet, Empowering People, and Maintaining Trust	pages 28 to 57

Click to download our ESG Addendum: vodafone.com/esg-addendum

Click to read our ESG Addendum Methodology document: vodafone.com/esg-methodology

Click to read our SASB disclosures: vodafone.com/sasb

Companies Act (2006) climate-related financial disclosures

Disclosures in compliance with the requirements of the UK Companies Act 2006 (as required by sections 414CA and 414CB) can be found in the climate-related risk section of our report and our ESG Addendum as follows:

Companies Act climate-related financial disclosure	Location of disclosure	Read more

Governance arrangements for assessing and managing climate-related risks and opportunities	Governance	pages 66 to 67

How we identify, assess, and manage climate-related risks and opportunities	Risk Management	page 69

Integration of climate-related risk identification, assessment, and management processes into our overall risk management process	Climate-related risk	pages 65 to 70

Principal climate-related risks and opportunities arising in connection with our operations	Our priority climate-related risks and opportunities	page 66

The time periods by reference to which those risks and opportunities are assessed	Our scenario analysis	page 67

The actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy	Our exposure to risks and opportunities across a range of scenarios	pages 67 to 68

Resilience of our business model and strategy in different climate-related scenarios	Building climate resilience into our business strategy	page 68

Our targets to manage climate-related risks and to realise climate-related opportunities and performance against targets	Protecting the Planet, Climate-related risk metrics ESG Addendum	pages 28 to 32 page 70 vodafone.com/sasb

Key performance indicators for assessing our progress against targets	Protecting the Planet, Climate-related risk metrics, ESG Addendum	pages 28 to 32 page 70 vodafone.com/sasb

ESG cautionary statement

In preparing the ESG-related information contained in this document, we have made a number of key judgements, estimations and assumptions. The processes, methodologies, and issues involved in preparing this information are complex. The ESG data, models, and methodologies used are often relatively new, rapidly evolving and are not necessarily of the same standard as those available in the context of financial and other information. Furthermore, they are not subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. It is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data, and methodologies may be affected by underlying data quality, which can be hard to assess, and we expect industry guidance, standards, market practice, and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access certain data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements, information, and targets discussed in this document carry an additional degree of inherent risk and uncertainty.

60	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Principal risks and uncertainties

Our principal risks

The external environment remains dynamic, as a result the Group continues to face a broad range of risks. These risks are actively monitored and managed through our established risk management framework, supported by a strong organisational risk culture.

Governance and oversight

On behalf of the Board, the Audit and Risk Committee (‘ARC’) reviews and approves the Group’s principal risks, considering their impact on strategic objectives, business model, financial performance and reputation, and challenging management’s judgements, where appropriate. The Board reviews the principal risks at least annually and monitors changes in the risk profile throughout the year. The change in the external environment, performance against strategic priorities and emerging risk drivers leads to a reassessment of risks and a refinement of the Board’s focus areas for the year. Principal risks are reviewed by the Executive Committee (‘ExCo’) and the Risk and Compliance Committee (‘RCC’) before being submitted to the ARC and the Board, supporting clear ownership and escalation and enabling executive and Board-level challenge to focus on the risks with the greatest impact.

Risk management framework

The Group operates a global enterprise risk management framework applied consistently across local markets and Group entities, using common risk definitions, assessment criteria and escalation thresholds. This enables risks to be identified, assessed and aggregated, while recognising interdependencies and shared drivers as part of the Group’s risk assessment process.

Overview of the risk governance structure

Strengthening risk management

During FY26, the Group continued to strengthen its risk management framework, improving the consistency and comparability of risk information used by management and the Board. Governance was reinforced through closer alignment across the three lines of defence, enhancing accountability, risk reporting, as well as supporting more focused Board challenge and prioritisation of principal risks.

Progress was made in preparation for UK Corporate Governance Code Provision 29 through enhancements to processes and supporting evidence for future Board attestation. Risk management was further strengthened through the introduction of an integrated Group-wide Governance, Risk and Compliance (‘GRC’) platform, a refreshed risk taxonomy and the piloting of a Group operational risk management methodology, improving integration, aggregation and data-driven insights across markets.

Emerging risks

Emerging risks are inherently uncertain and evolving, and have the potential to materially impact our strategic objectives, business model and long-term value creation. We identify emerging risks through continuous analysis of internal and external trends, and the signals they present. Emerging risks are grouped into the following categories: legal and regulatory, political, economic, societal, technological, and ecological. These are assessed to determine escalation criteria and whether enhanced management focus, Board oversight, or elevation to principal risk status is required.

Overview of the risk governance structure

Local markets and Group entities identify and assess risks relevant to their strategies and operating environments, informed by management insight and assurance activities across the three lines of defence. These assessments are reviewed and challenged by the Group risk team to support completeness, consistency and appropriate aggregation, including consideration of changes in risk severity and the potential for risks to occur across multiple markets or entities.

A consolidated Group risk profile is developed through a bottom-up process and supplemented by external horizon scanning, thematic analysis and assessment of key risk drivers, supporting a forward-looking view of the risks that matter most to the Group and its stakeholders.

Principal risks and viability

In assessing the Group’s principal risks, the Board considers the resilience of the business under severe but plausible scenarios, including the extent to which risks could interact or occur concurrently, informing the Long-Term Viability Statement and the Board’s view of the Group’s longer-term prospects. Risk appetite provides a framework for decision-making by setting boundaries for acceptable risk-taking and guiding management and Board discussion where risks approach or exceed tolerance.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	61

Principal risks and uncertainties continued

Risk factors	Why the risk is important	Key risk drivers

Adverse changes in the external regulatory and policy environment

Significant adverse changes to the external environment that could impact our strategy, resulting in increased costs, creating a competitive disadvantage, or having a negative impact on our return on capital employed.

Risk trend: No change

Risk owner: Chief External and Corporate Affairs Officer

	Geopolitical tensions, evolving alliances, and ongoing conflicts may lead to unexpected political or regulatory and legal interventions that disrupt strategy, impact supply chains, alter competitive conditions, and require our continuous adaptation to avoid financial and operational harm.	Global instability and the resulting volatility in the macro environment increase the extent and likelihood of government intervention. Global conflicts and rapid technological changes further amplify uncertainty, reinforcing our need to anticipate and respond to these evolving external pressures.

Adverse macroeconomic, liquidity, funding and market risk

The risk of financial loss or operational disruptions due to the inefficient use of funds, inability to access capital markets on reasonable terms, or manage deteriorating market conditions.

Risk trend: Increasing

Risk owner: Chief Financial Officer

	A severe contraction in economic activity can lead to lower cash flow generation for the Group and disruption in global financial markets, impacting our ability to refinance debt obligations as they fall due in a cost-effective manner.	This is an externally driven risk, and the threat environment is continually changing. External factors, such as the conflict in the Middle East, the ongoing war in Ukraine, and the uncertainty around global trade and tariff policies, could impact the future path of monetary and fiscal policies, likely affecting economic activity across our global footprint. Additionally, financial markets are experiencing high levels of volatility, with sovereign debt at record levels. These factors could lead to a significant change in the availability and cost of capital.

Adverse market competition

Accelerated traditional competition, unmet customer expectations for leading-edge technology in networks, and the risk of disintermediation from disruptive technologies or market consolidation could weaken our competitive position, resulting in market share losses, reduced pricing power, and lower profitability.

Risk trend: No change

Scope increased (incl. Disintermediation and Infrastructure competitiveness)

Risk owner: Executive Chairman Vodafone Germany and CEO European Markets

	The shift toward software-driven connectivity and the increasing influence of ‘Big Tech’ heighten the risk of new digital-first entrants reshaping market dynamics and reducing our relevance. Coupled with aggressive competitor pricing and slower-than-expected adoption of 5G and Fibre to the Home (‘FTTH’), this could accelerate customer churn and materially erode revenue across both mobile and fixed services.	Key risk drivers vary by market and economic conditions, reflecting an increasingly dynamic competitive environment. These include evolving pricing strategies, changes in customer switching behaviour and price sensitivity, and the growing adoption of data-driven, AI-enabled and software-led connectivity models, including OTT services. Increased investment by satellite providers and hyperscalers is also reshaping the connectivity ecosystem. Collectively, these factors may adversely impact revenue growth and profitability if not effectively managed.

Cyber threat An external attack, insider threat, or supplier breach causes service disruption or data breach. Risk trend: Increasing Risk owner: Chief Technology Officer

Cyber threat actors have targeted Vodafone and our customers in the past and this will continue. This may involve malware, vulnerability exploitation, or various other methods to compromise customer and company data as well as to limit access to our services. This could potentially impact our reputation and lead to service disruption, the loss of confidential information related to customers and employees, regulatory sanctions as well as revenue loss. We model various scenarios within our framework to identify the areas of greatest risk for prioritisation.

Cyber risk constantly evolves and is influenced by economic, technological, and geopolitical developments. We anticipate threats will continue to be volatile, amplified by new technology, such as satellite, Artificial Intelligence (‘AI’), and the future use of quantum computing.

Data management and Privacy

Data privacy breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality, data unavailability or failure to retain or dispose of data appropriately could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customer expectations.

Risk trend: No change

Risk owner: Chief Financial Officer and Chief Technology Officer

	Failure to manage the privacy of our stakeholders’ data effectively and compliantly could result in regulatory fines, paying significant reparation of damages to impacted individuals, and reputational damage that could result in higher churn rates.	With increasing regulatory expectations and the growing use of artificial intelligence, strong data governance and privacy controls remain essential. Geo-politicisation of data will continue to negatively impact cross-border data transfers. New European data regulations, such as the EU AI Act or the Cybersecurity Act, will introduce significant new legal requirements around data management of our business activities.

62	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Principal risks and uncertainties continued

Risk factors	Why the risk is important	Key risk drivers

IT resilience and transformation

Failures or disruptions of IT systems and infrastructure or the inability to modernise and manage the IT environment could negatively impact operations, services, customer experience, or financial performance.

Risk trend: No change

Risk owner: Chief Technology Officer

	A major outage in a data centre or a cloud provider hosting key IT systems could severely disrupt our operations. Delays in resolving incidents due to unavailability of end-of-service-life components can exacerbate the situation. Legacy IT systems that are unable to adapt and provide the features our customers require can hinder our ability to meet their expectations and maintain a competitive edge.	Any major outages of global IT services could have wide-ranging impacts. Extreme weather events can disrupt operations and IT systems, while deliberate attacks on critical national infrastructure, including power grids and communication networks, may increase the risk of outages.

Legal and Regulatory risk

The risk of not complying with applicable regulation may lead to penalties, financial loss, criminal, and/or civil action, and reputational damage.

Risk trend: New

Risk owner: General Counsel and Company Secretary/Chief External and Corporate Affairs Officer

	We are exposed to ever-increasing regulatory requirements across our footprint. The complex regulations in the telco and technology sectors, coupled with fragmented application, deployment and enforcement, significantly increase compliance costs. Additionally, the continued introduction of new regulation heightens the risk of non-compliance, exposing Vodafone to fines, as well as the loss of customer and market trust.	The regulatory landscape is becoming more complex due to expanding security, resilience, digital, data privacy, consumer protection, and ESG laws and regulations. Regulation impacts our operations globally, with accelerated introduction of regulation, heightened scrutiny and enforcement, and greater transparency obligations, each increasing our risk exposure.

Network resilience

Major network outages could lead to dissatisfied customers and/or impact revenue.

Risk trend: No change

Scope decreased (Infrastructure competitiveness has been incorporated into the Adverse market competition principal risk)

Risk owner: Chief Network Officer

A major network outage could lead to dissatisfied customers and impact revenue, while failure to meet customer expectations could adversely affect market share, revenue, and customer trust.

Geopolitical instability, extreme weather conditions, deliberate attacks, and recent global events increase the likelihood of major service disruptions. A widespread power failure across the Iberian Peninsula demonstrated the susceptibility of interconnected energy and network systems, prompting targeted mitigations to strengthen service continuity. Likewise, the deliberate attack on the Berlin power grid underscored the need for robust power-resilience measures across our footprint. These incidents reinforce that, while our network remains resilient, external shocks can significantly affect service availability, customer experience, and operational performance.

Strategic transformation execution

Failure to effectively transform Vodafone to adapt to future challenges and demands that could increase operational complexity, as well as impact growth and competitiveness.

Risk trend: New

Risk owner: Executive Chairman Vodafone Germany and CEO European Markets

A significant transformation programme failure, including large scale integration or modernisation initiatives designed to accelerate growth and respond to challenging market conditions, could reduce revenue, or require changes to the business model.

Managing multiple large transformation programmes requires careful coordination. In Germany, transformation focuses on efficiency and adapting to the changing competitive environment. Whilst the VodafoneThree integration addresses several market challenges, it also carries the risk of disruption and further operational complexity if not managed correctly. Our broader transformation programmes aim to deliver cost transparency and opportunities to drive efficiency, while also supporting more informed and effective business decision-making as well as the operating model that centres around the creation of effective commercial capabilities, replatforming, and AI-driven services transformation.

Supply chain disruption

The risk of disruption in the supply chain and over-reliance on key suppliers may result in the inability to execute strategic plans, increase costs, limit supplier options, and adversely impact network quality.

Risk trend: Increasing

Risk owner: Chief Financial Officer

Political decisions and regulatory requirements affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions. This can reduce our service delivery resilience, customer satisfaction, and the Company’s competitive position. Additionally, ongoing geopolitical tensions have created uncertainties in the availability of key materials and components, meaning that any disruption in the supply chain can significantly affect the industry’s ability to deliver reliable and uninterrupted services.

Changes in the political landscape outside Vodafone’s control may significantly impact our progress on digital transformation. For example, US and China tensions resulting in a ban of high-risk vendors, the European Commission’s proposed Cybersecurity Act, recent tensions in the Middle East, a potential conflict between China and Taiwan, the inflation in the cost of servers and related hardware due to the AI infrastructure expansion, and additional US tariffs could impact product availability and prices.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	63

Principal risks and uncertainties continued

Mitigating activities

The global risk framework provides a consistent approach to measuring and managing our risks by considering their potential impact, likelihood, and our tolerance.

It is important to establish the context and to understand the environment in which we operate. We categorise our risks into different risk types (strategic, technology and operations, financial, legal and regulatory) and identify whether the source of the threat is internal or external. This helps us effectively treat risks by avoiding, transferring, mitigating, or accepting them. Furthermore, this categorisation allows us to provide appropriate oversight and assurance for each of our risks.

Each risk is assigned to an executive risk owner, who is responsible for implementing adequate controls and necessary treatment plans to manage risks within acceptable tolerance levels. While risk owners are responsible for implementing mitigations, the ARC and RCC provide oversight of the risk management strategy and challenge risk tolerance levels through in-depth risk reviews. Refer to pages 60 and 62 for more detail on our principal risks.

Read more about the Audit and Risk Committee on pages 92 to 97

Adverse changes in the external regulatory and policy environment

We employ continuous horizon scanning to monitor geopolitical, legal, and regulatory developments, using structured intelligence and active engagement with policymakers, regulators, customers, and stakeholders to shape policy outcomes. We adapt our internal controls, strengthen governance, and safeguard our strategic position where required so that Vodafone remains resilient in a rapidly changing external environment.

Adverse macroeconomic, liquidity, funding, and market risk

We have a resilient business model. We continue to actively monitor the possibility of economic downturns, which could manifest differently across our jurisdictions. For our consumers who might be affected, we offer competitive options and social plans in our markets. We have the longest average life of debt amongst European peers, which reduces refinancing requirements, and all our bond debt is effectively held at fixed interest rates.

Adverse market competition

We monitor competitive dynamics across markets and adapt through stronger brand positioning, improved customer experience, targeted infrastructure investment, enhanced propositions, and the use of second brands in the value segment. Partnerships with leading technology companies and protections under the Digital Markets Act help safeguard customer ownership, while we secure spectrum, expand 5G and FTTH coverage, and continue to upgrade our cable networks to sustain performance.

Cyber threat

Our cyber security strategy has a risk and control framework to manage cyber risk to our networks and services. Our framework aims to identify, protect against, respond to, and recover from threats. We measure control effectiveness across all parts of the Company and have an in-house team of experts in cyber security. We embed security by design into our products, services, and internal operations. Protective controls reduce the likelihood and impact of most threats. When attacks do succeed, we prioritise rapid response to minimise business and customer impact. Root cause analysis then drives continuous improvement and actionable remediation.

  Click to read more about our approach to cyber security in our fact sheet: vodafone.com/cyber

Data Management and Privacy

Our data and privacy strategies are designed to continually reduce the risks. We regularly conduct reviews of our significant privacy and data risks and use insights from incidents to improve our ability to safeguard data and protect stakeholders. We use the outcomes to prevent, detect, and respond to the risks on a prioritised basis.

  Read more about our approach to data management and privacy on pages 50 and 51

IT resilience and transformation

Our global policy, supported by Key Performance Indicators (‘KPIs’), outlines the steps to quickly recover our most critical technology assets following a disaster. The adoption of cloud computing is enhancing the distribution of our systems. We have prioritised the delivery of IT transformation and modernisation programmes, adopting incremental delivery to improve governance and realise benefits sooner.

Legal and Regulatory risk

We continue to strengthen our compliance posture through updated policies, enhanced internal controls, and structured compliance monitoring across markets. Ongoing horizon scanning, targeted training, and active engagement with regulators allow early identification of risks and necessary actions, while reinforced governance and cross-functional accountability support consistent adherence to regulatory requirements across our footprint.

Network resilience

Our network resilience relies on a set of mitigations designed to prevent, detect, and recover from disruptions. These include geo-redundant architecture, diverse fibre routes, highly meshed core and backhaul networks to minimise single points of failure, and on-site intervention equipment. Vodafone is enhancing battery backup in key sites to safeguard critical voice and data services during grid outages. Resilience by design principles supported by testing strengthen our operational readiness.

Strategic transformation execution

Our transformation programmes are critical to delivering our growth ambitions, while also enabling cost transparency and driving efficiencies. Rigorous transformation and operational governance are in place to oversee large-scale activities and ensure disciplined delivery. Work continues to address operational complexities, optimise resource allocation, and focus efforts on the priorities that will deliver the greatest impact for our customers.

Supply chain disruption

We are closely monitoring the evolution of the geopolitical environment. This enables us to prepare and respond to emerging challenges and to comply with evolving regulations, economic sanctions, and trade rulings. We also mitigate our exposure through supplier diversification for critical services, multi-year contracts with key suppliers, demand, and inventory planning in anticipation of extended lead times and continuing to execute our optimisation strategy for network infrastructure logistics.

64	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

The viability assessment started with the available headroom as of 31 March 2026 and considered the plans and projections assembled as part of the forecasting cycle, which include the Group’s cash flow, planned commitments, required funding, and other key financial ratios. We also assumed that debt refinancing will remain available in all plausible market conditions.

Finally, we assessed the potential impact of severe but plausible scenarios on our three-year plan. We also performed a combined stress test reflecting key risk interdependencies, modelling the simultaneous materialisation of the following risks over the period.

Adverse macroeconomic, liquidity, funding and market risk

The current geopolitical environment, including the conflict in the Middle East, poses the risk of sustained macroeconomic disruption through energy price increases, inflationary pressures, and volatility in foreign exchange and financial markets. Adverse changes in the macroeconomic environment weaken economic growth, leading to lower customer spending and putting pressure on our revenue, as well as limiting our access to funding and increasing refinancing costs in response to higher interest rates.

Cyber threat

Heightened geopolitical tensions and the rapid pace of technological development increase the likelihood of sophisticated cyber attacks. As a provider of critical national infrastructure with extensive customer data, we remain an attractive target for cyber attacks. Cyber attacks can lead to customer service disruption, data breach, regulatory sanctions, financial loss and reputational damage.

Supply chain disruption

Geopolitical instability, including tensions between major global economies and the conflict in the Middle East, could disrupt the supply of essential network equipment and technology through increased trade barriers and vendor restrictions, higher costs, and logistical constraints. This may lead to delays in network deployment and maintenance as well as reduced operational resilience.

Assessment of long-term prospects

The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment, as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging factors related to each principal risk are described on pages 61 and 62).

As an input to the strategy discussion, the Board considers the key risks (including the identified principal and watchlist risks) with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the

Annual Report (page 86), which provides a view of the Group’s long-term prospects.

Conclusions

The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity, and reputation. This included the impact of prospective M&A transactions in relation to VodafoneThree and Safaricom PLC. The assessment took into account possible mitigating actions available to management if any risk or combination of risks to materialise.

Cash and cash equivalents available of €8.9 billion (page 180) at 31 March 2026, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and profitability over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate, and therefore confirmed that it has a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2029.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	65

Climate-related risk

We recognise that physical climate impacts and the transition to a lowercarbon economy present risks and opportunities to Vodafone. Aligned to the Task Force on Climate-related Financial Disclosures (‘TCFD’) Framework, this section outlines our governance, strategy, risk management, and metrics and targets.

TCFD recommendations

We have considered our obligations under the UK’s Financial Conduct Authority Listing Rules and have detailed in the following table the 11 TCFD recommendations and whether we are fully or partially consistent. For financial year ended 31 March 2026, We are consistent with 10 of the 11 TCFD recommendations. We are partially consistent with one recommendation, reflecting the continued development of metrics and performance against climate-related targets. We will continue to enhance the quality, coverage and consistency of these metrics, and monitor evolving developments in our regulatory obligations.

For FY26, we refreshed our annual detailed scenario analysis, using strengthened data inputs and internally validated assumptions. Building on the FY25 quantitative assessment methodology, supported by qualitative insights, this year’s work deepened our modelling of priority climate-related physical and transition risks and opportunities across our global footprint (including Europe and Africa), enabling a clear comparison with FY25 results and providing a more transparent view of how climate change could affect our business under different climate pathways.

Governance

Climate-related risks are integrated into our global enterprise risk management framework. The Audit and Risk Committee (‘ARC’) oversees risk management on behalf of the Board, meeting at least quarterly. Each year, the Group Risk and Compliance Committee (‘RCC’), acting on behalf of the Group Executive Committee (‘ExCo’), reviews and ratifies Vodafone’s principal and emerging risks prior to ARC approval.

Read more about our risk governance structure on page 60

Climate-related risks are managed as a sustainability sub-risk, with clear ExCo-level risk ownership, and are reported through our established ESG governance model, and risk governance structures due to their potential to affect multiple business areas. The Chief External and Corporate Affairs Officer is appointed as Risk Owner and is accountable for annual risk identification and assessment, ongoing monitoring, and the review of associated climate-related risks and opportunities.

Our climate-related risk and resilience programme remains within the Protecting the Planet pillar of our mission. The Board ESG Committee approves our ESG strategy and provides oversight of sustainability and climate-related issues, meeting at least three times a year. The ARC and ESG Committee meet at least annually to provide joint Board oversight and effective governance of ESG disclosure.

Read more about our ESG governance model on page 25

The quarterly ExCo-level ESG and Reputation (‘ESGR’) Committee is accountable for the implementation of our ESG framework and appoints an executive sponsor to oversee programme implementation and progress tracking. The ESGR reviews any significant business decisions, such as major transactions or strategic shifts, that may affect Vodafone’s climate resilience or alter climate-related risk severity. Potential issues associated with those business decisions are evaluated by the risk and sustainable business teams and, where needed, escalated through the Protecting the Planet pillar and wider ESG governance structure to the ESGR. For FY26, an additional ESG SteerCo was established to strengthen senior-level accountability, with an ESGR escalation route.

The Group climate transition plan (‘CTP’) is a cross-functional strategic programme and sets out actions, targets, and governance to manage climate-related risks, strengthen climate resilience and embed climate strategy into planning and budgeting processes, with oversight from the ESGR. CTP initiative leads, across key global functions (such as external affairs, networks, and procurement) are responsible for designing and delivering strategic objectives relating to policies, actions, targets and metrics. They report quarterly progress to ESG SteerCo, with any risks to plan delivery escalated as necessary.

66	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Climate-related risk continued

In addition to our strategic CTP programme, our internal global ESG policy and standards, owned by the Chief External and Corporate Affairs Officer, consolidates the minimum requirements for environmental management. All operating companies are required to adhere to this policy and standards, mandating the implementation and delivery of CTP objectives and targets and building resilience, in line with our strategy across our global business.

Click to read more about our climate transition plan: vodafone.com/ctp

Strategy

Drawing on empirical research, internal expertise and economic modelling, our analysis enables us to comprehensively evaluate the potential impact of climate change on our business and operations over the short-, medium- and long-term time horizons. During FY26, extreme weather events (storms and flooding) led to localised network disruptions in Portugal, Ireland, and Mozambique. The impact was mitigated through resilience measures and asset damages were limited to a number of masts affected by high winds. By assessing our exposure under a range of climate future scenarios, including those aligned to a 2°C or lower pathway, we can stress test our strategy and business resilience whilst understanding the potential financial implications. Repeating the quantitative analysis this year has enabled us to compare results over time, strengthening the consistency and reliability of our overall assessment.

In a changing regulatory and policy environment, combined with the complexity of assessing climate-related risks (particularly transition risks), and the challenges of long-term planning, we recognise the inherent uncertainty in long-term climate projections. Nevertheless, conducting the analysis annually allows us to track directional changes, refine assumptions as new data emerges, and maintain transparency over how our exposure evolves.

Read more about our approach to climate-related risk assessment on page 67

Our priority climate-related risks and opportunities1

Physical risks

(1) Extreme weather (referred to as acute):

Site damage and/or business interruption caused by extreme weather events, e.g. riverine flooding and coastal inundation. Our network infrastructure is already experiencing the effects of extreme weather, and these impacts remain manageable under our current resilience measures to avoid major operational impact, asset impairment or financial loss. Coupled with geopolitical risks, more frequent and severe events could disrupt supply chains (critical components from China) and critical logistic routes (such as coastal ports), posing potential future operational and financial risk exposure.

Time horizon: Long term

(2) Rising average temperatures (referred to as chronic):

Business interruption associated with rising temperatures, assessed as a component of extreme heat weather hazard. We recognise that rising average temperatures could damage network equipment and other above-ground infrastructure or cause operational failure (particularly if located in exposed outdoor locations, e.g. radio towers), as well as cause disruption in our supply chain. It could also lead to increasing consumption of energy for cooling infrastructure, data centres and offices, which could increase operating costs. A higher frequency of hot days could be more pronounced in our African and southern European markets (such as Greece and Portugal). Our investment in heat resistant technology supports managing this risk.

Minimal impact over the assessed time horizons

Transition risks

(3) Energy costs:

Increased cost of energy, electricity, and carbon pricing. Increasingly volatile energy prices and overall higher energy costs, partially driven by carbon pricing and demand for renewable electricity certificates outstripping supply. This risk is particularly prevalent in markets with high dependency on fossil fuels (such as in Africa, where we continue to operate diesel generators where sites cannot be connected to the grid) and non-renewable energy. However, carbon pricing will also drive an increase in cost to procure carbon-intensive products and raw materials, as third parties upstream in the supply chain look to pass through higher costs.

Time horizon: Long term

(4) Regulatory compliance costs:

Increased cost of compliance due to additional resource requirements. As governments introduce policies to support the climate transition, our regulatory corporate sustainability reporting and disclosure compliance costs are expected to increase during implementation phases as they are transposed into law across our markets. However, requirement delays (due to EU Omnibus I Directive) have revised our timelines.

Minimal impact over the assessed time horizons

(5) Expectations of business customers:

Risk of market share loss if lagging behind competitors in decarbonisation activities. We could be exposed to revenue loss if climate performance continues to be a differentiator for business customers’ supplier selections, and Vodafone does not follow its intended decarbonisation pathway, fails to keep pace with the low-carbon products and services offered by competitors, or rising business customer expectations for adhering to climate-related requirements.

Time horizon: Long term

(6) Greenwashing risk:

Risk of reputational damage, loss of revenue, and legal costs due to misleading claims. We could be exposed to litigation and legal penalties associated with unintentionally making misleading claims about the environmental impact of Vodafone (e.g. within corporate reporting or brand communications) or the benefits of our products and services (at a product marketing level) or by failing to substantiate claims, which could lead to financial and reputational damage. The modelling quantified economic impacts, but does not quantify broader reputational effects.

Time horizon: Short term

Transition opportunity

(7) Customer enablement:

Opportunity for revenue growth from the sale of connectivity and new technology solutions (such as Internet of Things and digital platforms) to business customers that supports decarbonisation of industry across all economic sectors. For example, smart digital solutions will enable our enterprise customers to improve operational efficiency, minimise waste and manage resources.

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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	67

Climate-related risk continued

Our scenario analysis
Scenarios	Description

1.5°C Paris- aligned scenario	– Global decarbonisation trajectory and policies implemented in line with achieving 1.5°C pathway by 2100.

– Uses Representation Concentration Pathway (‘RCP’)[1] 2.6 Economic constraints aligned to Shared Socioeconomic Pathway 2 (‘SSP2’)[2].

2°C scenario Paris upper limit scenario	– Global decarbonisation trajectory to the upper limit of the Paris agreement.
– Assumes Nationally Determined Contributions (‘NDCs’) are successfully delivered up to 2030. Post-2030, cost-effective emissions reduction measures are implemented.

– Uses RCP 4.5 (averaged between RCP 2.6 and RCP 8.5). Economic constraints aligned to SSP2.

4°C business-as- usual scenario	– Emissions continue to increase in line with current business-as-usual pathway, with no further climate policy intervention.

– Uses RCP 8.5. Economic constraints aligned to SSP2.

Time horizon	Physical scenarios	Link to business-planning horizons

Short term	0 to 3 years (to 2029)	Aligns with our enterprise risk management framework and long-range business-planning cycle.

Medium term	3 to 5 years (to 2031)	Aligned with timeframes used for internal planning purposes.

Long term	5 to 25 years (to 2050)	Aligned with planning horizons for long-lived infrastructure assets, in line with global targets for reaching net zero.

Category	Description	Our scenario analysis approach

Physical risks	Risks related to the physical impacts of climate change, both event driven (acute) and longer-term (chronic) shifts in climate patterns, and which may have financial implications for companies.	Quantitative scenario analysis of physical risks to Vodafone infrastructure assets by region (2025–26).

Transition risks

Growing external pressures to transition to a lower-carbon economy result in changes to the regulatory or market environment, in ways that could negatively impact company costs, revenue or market share.

Quantitative scenario analysis of transition risks at a global level, with qualitative inputs (2025–26).

Opportunities	A shifting business landscape in a net zero world opens new market and investment opportunities.	High-level qualitative scenario analysis only (2024).

Notes:

1.	RCPs are four greenhouse gas concentration trajectories adopted by the Intergovernmental Panel on Climate Change (IPCC), representing alternative global warming outcomes to 2100.
2.	SSPs are five IPCC scenarios describing plausible future global socioeconomic conditions to 2100.

Our exposure to risks and opportunities across a range of scenarios

Our FY26 quantitative scenario analysis examines our climate risks and opportunities against three temperature pathways: 1.5°C (Paris-aligned), 2°C (Paris upper limit-aligned) and 4°C (business-as-usual). Our methodology starts with evaluating the maximum value at risk, representing the plausible worst-case scenario. Then we apply probability factors to assess the likelihood of the risk materialising, enabling us to determine a residual risk exposure through an assessment of current and planned mitigation activities.

Our FY26 climate-related risk analysis indicates limited regional physical risk exposure in the short and medium term, with potential greater long-term exposure from coastal inundation and riverine flooding under a 4°C pathway. The exposure to transition risks at a Group-level (expectations of business customers and greenwashing risk) could be significant if left unmitigated in the 1.5°C and 2°C scenarios across the short term, with a potential heightened exposure to energy costs across the long term across both the 1.5°C and 2°C scenarios.

Managing greenwashing risk exposure remains a short-term priority. In FY26, we strengthened governance of environmental claims and improved controls around marketing approvals. Assessing this risk continues to present challenges from both a financial modelling and reputational risk perspective, given evolving legislation, the subjective nature of potential legal action and uncertainty around stakeholder expectations. While our modelling captures potential economic impacts, broader reputational effects remain unquantified. We therefore adopt a conservative approach by assessing a material impact of ‘greenwashing’ in the short term and will continue to enhance our framework and monitoring as regulatory requirements develop.

1.5°C Paris-aligned scenario

Under a 1.5°C scenario, acute and chronic physical risks remain operationally manageable across all terms, with only modest increases expected in isolated acute events in the long term. FY26 incidents (e.g. Ireland storm) demonstrated that localised disruptions can be restored swiftly without material impact to high-value property. Transition-related pressures are more pronounced in this scenario: faster policy tightening, higher-carbon price trajectories, and higher energy costs heighten medium-to-long term exposure to cost increases and commercial scrutiny, especially in Africa where our dependency on fossil fuels is currently greatest. Failure to meet increased business customer decarbonisation expectations could put revenue at risk. Greenwashing risk also becomes more acute given stringent regulatory requirements, and a heightened demand for substantiation and transparency over environmental claims. There could be market growth opportunities as customers seek internet-enabled technology solutions to help adapt to physical changes in the climate.

2°C scenario Paris upper limit scenario

Overall exposure remains contained and stable, reflecting a transition trajectory average between the 1.5°C and 4°C scenarios. Physical risks are manageable across all time horizons, supported by robust network design and continuity processes. Transition-related pressures (energy and carbon cost trends) are moderate across the short- and medium-term, with evolving customer sustainability expectations presenting a limited exposure across all time horizons, while exposure to greenwashing risk could present a similar exposure as assessed for the 1.5°C scenario. The combination of continued decarbonisation efforts, regulatory preparedness and energy optimisation initiatives supports resilience across all time horizons.

4°C business-as-usual scenario

In a 4°C scenario, near term physical impact remains modest but long-term exposure (beyond 2040) becomes more pronounced, particularly due to higher likelihood of coastal inundation and riverine flooding hazard causing site damage if no

68	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Climate-related risk continued

additional resilience measures are introduced. Transition-related pressures are constrained in this scenario, owing to the assumption of minimal further climate policy intervention given current data availability. However, uncertainty remains and exposure to energy-market volatility and supply chain disruption may still emerge. This scenario could introduce transition risk exposure underscoring the importance of sustained adaptation actions and longer-range resilience planning embedded within our CTP.

Building climate resilience into our business strategy

As a fixed and mobile network operator, we operate extensive infrastructure spread over Europe and Africa. This geographic footprint exposes our business to a range of climate change physical impacts and transition risks.

Our FY26 analysis continues to show that Vodafone’s core network and data centre infrastructure remains resilient across all scenarios assessed, supported by robust engineering standards and short term equipment replacement cycles (e.g. radio). Across the short- and medium-term, physical residual risks are not expected to lead to significant business interruption, cost or asset impairment at a Group level, with impact expected to remain manageable within the range of scenarios analysed, particularly across Europe.

This resilience reflects the robust operational standards already embedded within our network infrastructure, which allow us to incorporate climate-adapted technological improvements into our normal end-of-life asset replacement programmes. Our review confirms that existing controls and mitigation activities in place continue to be effective, and our current risk profile remains broadly constant. We will continue to monitor, periodically reassess and update our highest priority risks for relevance, to maintain alignment with our evolving business and operational environment.

Over the medium to long term, particularly under the higher warming pathways with limited global policy action, a rise in the frequency and severity of extreme weather events may increase operational disruption across our own operations and the wider value chain, especially in Africa. These insights continue to be embedded within our strategy and will further inform our CTP implementation, which sets out management actions and investments required to strengthen our business resilience. Insights from our climate scenario analyses are embedded into our long-range business and financial planning cycles, so that resilience measures inform strategic decision making, capital allocation and future technology enhancement (such as Mission Critical Communications and Vodafone Enhanced Power Initiative to enhance network resilience and satellite coverage to mitigate extreme-weather outages).

Click to read our climate transition plan: vodafone.com/ctp

Resilience to physical risks

Our latest scenario analysis indicates that our physical risk exposure remains limited, with no material year-on-year change in overall risk profile. This reflects the relatively low inherent vulnerability of our asset base, particularly our high-value data centres and core network infrastructure, and the strength of our existing climate-resilient design, maintenance and business continuity processes.

Despite more frequent global natural catastrophe events and global losses over the past year, insurance rates have remained stable, and we have not recorded a material increase in insurance claims relating to damage to our network or asset portfolio. We have experienced weather-related events affecting our mobile access base station network, for example, flooding in Mozambique disrupting Vodacom’s network, storms in Portugal and Ireland causing power outages linked to electricity supply board failures, which have not resulted in any significant damage to critical infrastructure or our higher-value assets, including data and technology centres. Insurance arrangements continue to provide comprehensive coverage for property damage and business interruption (though these policies do not formally classify such incidents as climate-related), offering financial protection against acute weather events. It remains a key mitigation tool, transferring potential losses arising from physical risks, covering asset and contents loss and damage.

Protecting the resilience and continuity of our network and infrastructure from climate-related weather events continue to underpin our strategy. We embed mitigation and adaptation measures across our asset’s lifecycle, from acquisition and design to operation, maintenance and replacement. Our policies require environmental and physical risk assessment for all critical assets, supported by ongoing monitoring of weather resilience. As part of our technology resilience framework, each core critical site is subject to annual physical risk assessment, incorporating climate-related hazard evaluation. Our business continuity processes minimise service disruption and operational downtime, including the ability to re-route traffic through alternative core sites if an asset is affected. We also have dedicated disaster recovery capabilities across our footprint to support reactive maintenance and service restoration.

Building resilience into network infrastructure is a well-established component of our business-as-usual operations, independent of whether climate change is the primary risk driver of an event. As part of our ongoing strategy and risk management processes, we will continue to enhance resilience to physical climate risks, integrating high-priority climate adaptation actions into our planning, procurement, engineering design and business continuity practices as insights are generated through future scenario analysis, and as new technology emerges.

Resilience to transition risks

FY26 modelling, supported by refreshed data and cross-business stakeholder input, indicates that Vodafone’s transition risk exposure (across energy costs, regulatory compliance cost, and evolving stakeholder expectations) remains manageable across all climate pathways, when current and planned CTP initiatives are applied. Strengthening existing internal policies, investing in energy efficiency within our networks, carbon price hedging, compliance readiness and governance over environmental claims continues to reduce residual risk exposure across the 1.5°C and 2°C scenarios.

Following the evaluation of our existing and planned activities to manage transition risks, including the strategic implementation of our CTP, robust governance, and the execution of our risk management processes, our exposure to climate transition risks is materially reduced across all scenarios.

Read more about our Protect the Planet strategy and targets on pages 28 to 32

Realising opportunities

Our FY26 qualitative analysis indicates potential commercial opportunities across both the 1.5°C and 2°C scenarios. Growing demand for digital connectivity and technology solutions can support customers to decarbonise their operations and contribute to the broader sustainable economic transition. These solutions can also help to address environmental challenges by enabling the clean energy transition and driving energy and resource efficiency across sectors such as energy, transport, agriculture, buildings and manufacturing. There may also be opportunities for medium-term cost saving through investment in on-site renewable generation particularly in markets where energy costs and supply volatility are more pronounced.

In a 4°C pathway, while decarbonisation-driven demand could be lower, similar digital connectivity and technology solutions could present opportunities to support customers in adapting to more severe climate impacts. While market sizing is uncertain and quantification remains inconclusive due to data limitations, our research indicates that digital connectivity and enablement remain a credible long-term growth area aligned to climate-trends.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	69

Climate-related risk continued

Risk management

We apply a structured annual review process to identify, assess, and manage climate-related risks across the Group, integrating these into our broader global enterprise risk management framework. Our approach brings together insights from our markets, Group functions and external expertise to maintain a consistent view of risk exposure and prioritisation across time horizons and climate pathways. It is supported by updated scenario modelling and continuous monitoring of environmental risk drivers.

Read more about our global enterprise risk management framework on page 60

(1) Identify

We identify climate-related risks and opportunities through our established identification process, by reviewing key internal and external information. Insights on emerging trends and current climate impacts are gained from media, industry and regulatory publications, white papers and prior analyses. Internal and external experts are consulted to embed business-relevant climate considerations and capture evolving sector-specific insights. Our principal risk identification process combines top-down and bottom-up inputs from local markets and Group functions on their operating environments. This approach enables us to align a variety of risk observations with strategic priorities and consider the most relevant long-term climate-related threats and opportunities to the overall risk profile, alongside other strategic and business risks.

Read more about our principal risks on pages 61 to 62

Note:

1.	Physical risk analysis covers Group physical assets in place as at 31 March 2025.

(2) Measure

We apply our annual scenario analysis methodology described under Strategy to evaluate likelihood and severity of risks. This assessment is jointly coordinated by the Group Head of Risk and Head of Sustainable Business at an operational level.

Our impact severity is based on the potential financial exposure to business, operations, damage to brand and corporate reputation. This year, we have performed a refreshed quantitative assessment, using the same model and approach as last year to deepen our understanding of the potential financial risk exposure over different time horizons and temperature pathway scenarios. This risk model incorporates Vodafone’s greenhouse gas (‘GHG’) emissions data alongside economic forecasting and modelling, including sector growth, carbon price, energy mix and sector decarbonisation rates. It models the materialisation of potential costs, revenue loss, asset impairment and business interruption of each risk. Our defined approach to climate-related risk assessment builds on previous qualitative and quantitative analysis performed on our physical assets1 and it provides us with a potential inherent risk faced by our business.

In assessing the likelihood of an impact, we consider the probability that it will materialise based on current trends, forecasts and projections, levels of uncertainty as well as existing or planned mitigations. This assessment provides us with the residual risk exposure to climate change. Our FY26 scenario analysis process and outcomes are detailed in the Strategy section of this report.

Read more about our definitions for scenarios and time horizons on page 67

(3) Manage

Climate-related risks are managed through the controls and activities embedded within our CTP and existing operational frameworks, as detailed under the Governance and Strategy section of this report.

Read more about our ESG governance model on page 25

Management actions include resilience measures across network infrastructure, energy hedging, energy optimisation, compliance readiness, and strengthened governance of environmental claims.

For FY26, climate-related risk is reflected within our sustainability risk category and recognised across other risk types, given its longer-term nature beyond the three-year business planning cycle. Many elements are already captured within existing principal risks, such as extreme weather impacting our network resilience, changes in policy increasing compliance or operating costs, or volatility in energy markets impacting expenditure. This integration allows us to take a holistic view across short and longer terms. We will periodically assess the risk as this agenda continues to evolve.

Each identified risk has a clearly assigned owner responsible for developing and implementing mitigation actions and control activities. Key actions for our highest priority climate-related risks and opportunities are embedded within our CTP, with clear accountability for tracking and monitoring management progress and as expectations and regulatory requirements continue to evolve.

Click to read our climate transition plan: vodafone.com/ctp

(4) Assure and monitor

We apply the Group’s Three Lines Model to provide structured and proportionate assurance over climate-related risks and controls. In the first line, control owners within Group and local markets, operate climate-related controls and adhere to relevant policies, procedures and other relevant guidance. The second line, policy owners and Group risk, assurance and controls team, provide oversight and challenge across these controls, and also review these policies and recommend updates to strengthen design and performance. The third line, internal audit, provides independent assurance over the effectiveness of climate-related processes and controls across the Group.

(5) Report

Climate-related risks are reported through internal governance structures, outlined in the Governance section of this report. The Group risk team reports Vodafone’s principal and emerging risks to the ExCo and the Board, including any material climate-related risks that are identified through risk analyses. During the year, if climate-related risks are identified at operational level, they are reported to the local risk and compliance committee within each market and escalated to the Group RCC if required.

We publish an annual external disclosure on the Group’s climate-related risks and opportunities, enclosed within this report. In addition, Vodacom Group publishes a standalone report, which also discloses details of our climate-related risk and opportunity assessment for our markets in Africa.

Click to read Vodacom Group’s latest TCFD report: vodacom.com/reporting-centre.php

70	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Climate-related risk continued

Metrics and targets

The metrics disclosed in this section are used to monitor the key drivers of our priority climate-related transition risks identified through our scenario analysis, particularly energy costs exposure and emissions performance.

We have set targets to reduce GHG emissions from both our own operations and across our full value chain. We have set (in FY24) region-specific net zero targets for our operational emissions (Scope 1 and 2) to reflect fundamental differences and challenges in transition pathways across Europe and Africa, while maintaining our overall Science Based Targets initiative (‘SBTi’)-approved near-term science-based target1 to reduce Scope 1 and 2 emissions (from our own operations) by 2030 and our long-term target to reduce Scope 1, 2, and 3 (from our operations and value chain) by at least 90% by 2040 against a FY20 baseline across our global business.

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

In addition to GHG emissions metrics, we prioritise energy-related metrics as a key indicator of exposure to climate-related transition risk, including measuring energy use. We also measure renewable electricity purchasing, including the proportion of our energy that is contracted from power purchase agreements (‘PPAs’), which are multi-year contracts that can help to mitigate our exposure to rising energy and carbon costs by providing greater long-term price certainty. These established metrics are used in senior-level planning, prioritisation and performance discussions, demonstrating the increasing use of climate-related information to inform operational and strategic decision-making.

In FY26, we continued to strengthen and expand our suite of metrics to track the delivery of our CTP, enabling more effective monitoring of progress actions across key initiatives within our plan. These metrics support oversight of improvements in energy efficiency and energy optimisation use across our infrastructure assets and estate (such as by modernising our networks and deploying latest generation energy efficient radio hardware), as well as increasing the number of sites powered by on-site renewables, and progress in decarbonising our fleet in Europe. Together, these actions contributed to reductions in Scope 1 and 2 emissions across the Group.

Read more about our climate metrics and targets in the Protecting the Planet section on pages 28 to 32

Click to read our ESG methodology document: vodafone.com/esg-methodology

Climate-related considerations are also incorporated into our executive remuneration through an annual emissions reduction target aligned to our near-term science-based Scope 1 and 2 target, to reduce the emissions from our own operations by at least 90% by 2030 against a FY20 baseline across our global business. 5% of the executive Global Long-term Incentive plan is linked to this climate metric, reinforcing accountability for delivery of our climate-related programme.

Read more about how ESG is incorporated into our Remuneration Policy on page 105

We seek to continually progress with establishing metrics and targets for all elements of our CTP, including measures for initiatives relating to our full suite of climate-related physical and transition risks. Our CTP also outlines the areas of uncertainty, dependencies on key external factors and risks to the delivery of our targets. We review our CTP every three years so that it remains relevant and aligned with evolving best practice and current knowledge. During the year, we further developed data collection processes and controls to support the metrics we defined and evaluated their effectiveness to strengthen data quality and support current and future disclosure of our metrics and associated targets.

We report annually on the carbon emissions avoided using our digital solutions, which relates to our customer enablement opportunity, as included within our ESG addendum.

Click to read more about our ESG addendum, including how we measure carbon enablement: vodafone.com/esg-addendum

Read more about our approach to enablement on our website: vodafone.com/enablement

Click to read our climate transition plan: vodafone.com/ctp

Climate-related risk metrics1

Climate-related risk metrics	2026	2025	2024

Total Scope 1 and Scope 2 emissions (market-based) (million tonnes CO2e)	0.26	0.30	0.70

Scope 3 emissions (million tonnes CO2e)[1]	6.11	6.85	7.39

Energy use (gigawatt hours)	5,967	5,806	5,701

Note:

1.

Information relating to prior years has been re-baselined to reflect the disposal of Vodafone Italy on 31 December 2024 and the Vodafone UK merger with Three UK on 31 May 2025. See our ESG addendum and methodology document for more information: vodafone.com/esg-methodology.

Vodafone is aligned to the TCFD framework in substance, with strong progress across governance, strategy integration, and Scope 1, 2, and 3 metrics. During the year, climate-related governance, management processes, and metrics were further strengthened, supported by clear ownership and the integration of ESG considerations into senior-level decision making through regular reporting (such as through our ESG SteerCo). We continue to enhance the completeness and consistency of externally disclosed climate-related metrics, supported by ongoing development of data systems, modelling and disclosure processes, with further improvements expected during the next reporting cycle.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	71

Governance at a glance

Compliance with the 2024 UK Corporate Governance Code (the ‘Code’)

In respect of the year ended 31 March 2026, Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that we applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows:

Compliance with the Code

Board leadership and Company purpose	Read more

Long-term value and sustainability	pages 23–59, 64

Culture	pages 38–43, 82–83

Board activities and decisions	pages 84–86

Shareholder engagement	pages 11, 73, 86

Other stakeholder engagement	pages 9–11, 73, 83–86

Conflicts of interest	page 90

Role of the Chair	page 76

Division of responsibilities	Read more

Non-Executive Directors	pages 76–80

Independence	pages 71, 90

Composition, succession and evaluation	Read more

Appointments and succession planning	pages 77–80, 89–90

Skills, experience and knowledge	pages 71, 73, 77–80

Length of service	pages 71, 77–80

Performance Review	pages 73–75, 87–88

Diversity	pages 39–40, 71, 73, 86, 91

Remuneration	Read more

Policies and practices	pages 100–120

Alignment with mission, values and long-term strategy	pages 100–120

Independent judgement and discretion	pages 100, 102, 109

Disclosure Guidance and Transparency Rules

We comply with the Corporate Governance Statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this ‘Governance’ section of the Annual Report together with information contained in the ‘Shareholder information’ section on pages 236 to 241.

72	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Chair’s governance statement

We seek to ensure the highest standards of corporate

governance remain embedded throughout the Company

Dear shareholders,

On behalf of the Board, I am pleased to present the Corporate Governance Report for the year ended 31 March 2026.

This report provides details about the Board and an explanation of our individual roles and responsibilities. It also provides an insight into the activities of the Board and Committees over the year and how we seek to ensure the highest standards of corporate governance remain embedded throughout the Company, underpinning and supporting our business and the decisions we make.

I would like to give thanks to my fellow Directors, the executive team, and the people of Vodafone for everything you have delivered over this year. Your energy and passion drives us forward in keeping everyone connected.

The year in review

We have continued to progress and implement the strategic transformation plans focused on three priorities: Customers, Simplicity and Growth. We have been accelerating financially in line with expectations and must now continue to drive the next phase of our transformation; to see Vodafone grow. After the changes and momentum of the last two years, we are now well positioned, for multi-year growth across both Europe and Africa.

Strategic activity

FY26 has seen a continuation of strategic activity for Vodafone.

On 31 May 2025, we completed the merger of Vodafone UK and Three UK. VodafoneThree is now the biggest mobile network operator in the UK with 28 million customers, with a multi-brand mobile strategy in Consumer through the Vodafone, Three, VOXI, SMARTY and Talkmobile brands. It was a fast start to our merger integration including significant network improvements as part of our promise to deliver a best-in-class experience. Our spectrum and network sharing activation is ahead of plan, with 28.6 million Vodafone and Three customers already benefiting from seamlessly using both networks and we have upgraded over 8,000 radio sites, removing a total of 16,500 km2 of ‘not spot’ areas.

On 1 October 2025, we completed the acquisition of assets of Telekom Romania Mobile Communications S.A for €30 million, strengthening our position in the market. The integration is fully underway and we are migrating the contract customer base.

On 4 December 2025, we announced that Vodacom Group Ltd had agreed to acquire an effective 20% of the issued share capital in Safaricom Plc, Kenya’s leading telecoms operator. Vodacom will acquire 15% from the Government of Kenya for a cash consideration of €1.36 billion, and 5% from Vodafone for a cash consideration of €0.45 billion. Following completion of the acquisition, Safaricom will be owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%) and will be consolidated by both Vodacom and Vodafone. The acquisition provides both Vodafone and Vodacom with an opportunity to gain controlling ownership of one of Africa’s most successful telecoms and financial services businesses. Completion of the acquisition is subject to certain conditions and is currently prevented by a court order. The parties expect to resolve the court proceedings and complete the acquisition in the 2026 calendar year.

On 17 December 2025, we announced the acquisition of Skaylink, a cloud, digital transformation and security specialist. The acquisition will support the acceleration of our growth in key areas, such as professional and managed services, cloud and security in Germany and across Europe.

On 18 February 2026, we announced our agreement to sell our interests in VodafoneZiggo Group Holding B.V. to Liberty Global plc for €1.0 billion in cash and a 10% shareholding in a soon-to-be-formed Benelux entity, which will own 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding. The transaction is subject to the receipt of customary approvals and regulatory clearances and is expected to complete in the second half of 2026.

On 5 May 2026, we announced our agreement for the buyout of CK Hutchison Group Telecom Holding Limited from the VodafoneThree joint venture for £4.3 billion (€4.9 billion) via a cancellation of shares. Completion is subject to the receipt of approvals under the UK National Security and Investment Act and expected in the second half of 2026. Following completion, Vodafone will become the sole owner of VodafoneThree, the UK’s largest mobile operator and one of the fastest growing broadband providers.

Board composition

Executive Directors

Concluding an extensive and rigorous international recruitment process, supported by Egon Zehnder and MWM, Pilar López was formally appointed as Chief Financial Officer and Executive Director to the Board on 1 December 2025, following Luka Mucic’s departure on 30 November 2025. Pilar had initially joined the Company on 1 October 2025 as Chief Financial Officer Designate to enable a smooth transition and handover from Luka. Pilar brings strong experience from the finance, telecoms and technology sectors across Europe and Emerging Markets, and is an excellent addition to our team.

Non-Executive Directors

As I discussed in last year’s report, there were a number of scheduled changes in the composition of our Non-Executive Directors and Board Committees expected during FY26. With effect from the conclusion of the 2025 Annual General Meeting, David Nish retired as a Board Member and our Senior Independent Director (‘SID’), Simon Segars was appointed SID and joined the Nominations and Governance Committee. Anne-Françoise Nesmes was appointed as a Non-Executive Director and joined the Audit and Risk and ESG Committees. Simon Dingemans, Non-Executive Director, was appointed as Chair of the Audit and Risk Committee and member of the Remuneration Committee. Michel Demaré, Non-Executive Director ceased to be a member of the Nominations and Governance Committee. Christine Ramon, Non-Executive Director ceased to be a member of the ESG Committee and joined the Remuneration Committee. Delphine Ernotte Cunci, Non-Executive Director ceased to be a member of the Remuneration Committee and joined the Nominations and Governance Committee.

The Board, together with the Nominations and Governance Committee, has continued to monitor the composition and skills of the Board with a focus on succession planning for our Non-Executive Directors as there are scheduled retirements anticipated over the next couple of years. On 15 May 2026 we announced that Amparo Moraleda will not be seeking re-election at the 2026 Annual General Meeting (‘AGM’) and will be retiring as a Board member and Chair of the ESG and Remuneration Committees with effect from the conclusion of the AGM. I would like to take the opportunity to thank Amparo for her outstanding service to the Company. In light of this change, with effect from the conclusion of the AGM,

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	73

Chair’s governance statement continued

Anne-Françoise Nesmes will be appointed as ESG Committee Chair and Christine Ramon will be appointed Remuneration Committee Chair.

On 15 May 2026 we also announced that Olaf Koch will be appointed as a Non-Executive Director with effect from the conclusion of the 2026 AGM, subject to shareholder approval. Olaf is an experienced German business leader with strong tech expertise, known for driving complex transformations in large companies. He blends deep knowledge of German corporate culture and capital markets with an entrepreneurial approach. I am delighted to welcome Olaf to the Board.

The changes in Board composition over the last year have continued to strengthen the Board dynamic and further provided valuable expertise in finance, operations and strategy to achieve our priorities and deliver long-term value to shareholders. The Board and I believe our composition, with highly relevant sector and key markets expertise, makes us well placed to advise, challenge and provide management oversight.

Diversity

We remain committed to having a Board that is diverse in all respects. With support from the Nominations and Governance Committee, we continue to monitor requirements and best practices and are proud to meet gender targets requiring Boards to comprise of at least 40% women. This includes having females appointed as Group Chief Executive and Group Chief Financial Officer.

As at 31 March 2026, we exceed the Parker Review target to have at least one Director from a minority ethnic group, with two appointed. As at 31 March 2026, 22% of our global senior leadership team are from ethnically diverse backgrounds and we continue to strive towards the target for 25% by 2030.

We strongly believe that these diversity targets are not just an end goal, but a continuous journey, as we endeavour to increase diversity on our Board,

our Executive Committee and our global senior leadership team, in all its forms.

Annual Performance Review

Following an external review for FY25, this year, the Board undertook an internal performance review, which I led with support from the Group General Counsel and Company Secretary, Maaike de Bie. Individual Directors and Maaike were invited to complete a self-assessment questionnaire as well as speaking one-on-one with Simon Segars, Senior Independent Director. The findings were collated and presented to the Nominations and Governance Committee and the Board at their March 2026 meetings. I am delighted to report that there was unified agreement that the Board continues to operate effectively, with improvements in cohesion, pace and the quality of debate compared with the prior year. The recent Board refresh, clearer strategic focus and leadership has resulted in stronger alignment, more open discussions and a better balance between challenge and support. Some development actions were identified and we will look to progress these during the year ahead.

Executive Committee

As previously announced there have been multiple changes in the Executive Committee over the last two years with five leavers and four external hires, the latest being the appointment of Ruth McGill as Chief Human Resources Officer in January 2026. With this in mind, over the last year there has been a focus not just on succession planning but clear development plans and an investment in onboarding support, coaching and team effectiveness.

Culture and strategy

Our mission ‘Everyone.Connected’ is at the core of our strategy and has guided actions at every level throughout the year. The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the ‘Spirit of Vodafone’ and it is a key component of the organisational transformation we are driving, to deliver our strategy and establish a customer-first culture. We recognise the significance of an inclusive environment where everyone has the opportunity to thrive and belong. A more motivated and productive workforce is integral to delivering our three strategic priorities: Customers, Simplicity and Growth. The Board receives regular updates from management and appointed Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon, on employee engagement and the ‘Spirit of Vodafone’. In addition, this year the Board have had opportunities to engage directly with employees during various market visits. This provides valuable insight and enables the Board to make informed decisions where appropriate.

Stakeholder engagement

The Board is committed to understanding the views of all Vodafone stakeholders to guide our decision-making process. We acknowledge that Vodafone’s success relies on the Board making decisions that benefit our shareholders while considering the interests of all stakeholders.

Throughout the year, I have met with institutional shareholders both virtually and in person. In March 2026, I had individual meetings with a number of the Company’s largest shareholders, engaging on strategic topics such as the turnaround of our German business, the UK integration, the regulatory environment, and growth opportunities in B2B and Africa. We also discussed other topics such as Board composition and remuneration. For individual shareholders, resources were made available during the year, such as online presentations hosted by various retail investor platforms. I also met senior political leaders, including as the Chair of the European Round Table for Industry. This involved presidents and prime ministers from across Europe and at supranational organisations such as the European Commission, the European Council and the European Parliament.

As in recent prior years, the 2025 Annual General Meeting (‘AGM’) was held at Vodafone UK’s headquarters in Newbury, Berkshire and was available to watch live via a webcast for those shareholders who were unable to attend in person. Shareholders were able to pre-submit questions or, if attending in person, ask questions on the day, for consideration by the Directors at the meeting. We intend to hold the 2026 AGM in the same format, with a live webcast and ability to pre-submit questions, however we have decided to hold the meeting in Paddington, London.

The year ahead

Key focus for the Board and I during FY27 will be continuing to monitor the execution of Vodafone’s three strategic priorities; Customers, Simplicity and Growth. As an example for Customers, continuing our oversight of Vodafone’s satellite connectivity strategy given the opportunity this presents in ensuring customers stay connected wherever they live, work or travel. An example area of focus in respect of simplicity will be the continued monitoring of the FY26–30 Long Range Plan execution, assessing achievement of our simplification agenda as well as further consideration of technology trends such as strategic implications of AI, including opportunities to improve productivity, accelerate IT modernisation and strengthen customer centric decision making. In terms of Growth, focus will be in ensuring this continues, whether inorganic or through appropriate M&A as the Board deems.

I hope that the following pages, reporting on our approach to Governance at Vodafone, is insightful and I look forward to engaging with our shareholders at the Company’s 2026 AGM.

Thank you for your continued support.

Jean-François van Boxmeer

Chair of the Board

74	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

  A summary of each role can be found on page 76

  Biographies of Board members can be found on pages 77 to 80

Board meetings are structured to allow open discussions. At each meeting, the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting.

  Read more about the Board’s activities during the year on pages 84 to 86

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

The Executive Committee

The Executive Committee comprises Margherita Della Valle, the Group Chief Executive, and Pilar López, Group Chief Financial Officer, together with a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal matters. Committee members also include the Executive Chairman Vodafone Germany and CEO European Markets, CEO Vodafone Investments & Strategy, CEO Vodacom Group, Group Chief Network Officer and CEO of Vodafone Business.

Led by the Group Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements.

Details of the Executive Committee members and their range of experience, skills and expertise can be found on page 81. Some members also hold external non-executive directorships, giving them valuable board experience.

  Biographies of the Executive Committee can be found on page 81

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	75

Our governance structure continued

Board Committee roles

Committee	Role and focus

Audit and Risk Committee	– Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities.

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

Read more on pages 92 to 97

Nominations and Governance Committee	– Evaluates Board composition and ensures Board diversity and a balance of skills, as well as experience in ESG matters.
– Reviews Board and Executive Committee succession plans to maintain continuity of skilled resources.
– Oversees matters relating to corporate governance.
Read more on pages 89 to 91

Remuneration Committee	– Sets, reviews and recommends the policy on remuneration of the Chair, executives and senior management team.
– Monitors the implementation of the Remuneration Policy.
– Oversees general pay practices across the Group.
Read more on pages 100 to 102

ESG Committee	– Oversees the ESG programme and monitors the mission agenda in relation to empowering people, protecting our planet and ensuring that we act with integrity.
– Monitors progress against key performance indicators and external ESG index results.
– Oversees progress on ESG commitments and targets.

–  The Committee also has joint responsibility, with the Audit and Risk Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and ESG Addendum, including the approval of their content.

Read more on page 99

Technology Committee	– Supports the Board with fulfilling its oversight of the Company, specifically how technology underpins Company strategy, including assessing risks and exploring innovations for future growth.
– Monitors technology development, innovation, risks, disruptors and mitigations.
– Reviews technology supply chains, partnerships and external relationships.
Read more on page 98

Management Committee roles

Committee	Role and focus

Capital Decision Board	– Assists the Executive Committee in fulfilling its accountabilities with regard to capital allocation decisions, with a specific focus on Group-wide, cross functional and multi-market initiatives.

Business Decision Board	– Assists the Executive Committee in fulfilling its accountabilities with regard to business segment growth decisions, with specific focus on Group-wide, cross-functional and multi-market initiatives.

Simplicity Board

–  Assists the Executive Committee in fulfilling its accountabilities with regard to simplicity programme activity decisions, with a specific focus on Group-wide, cross functional and multi-market initiatives.

AI Governance Steering Committee

–  Sets the vision, strategy and policy for our development and use of AI, ensuring oversight of implementation, agreeing resource allocation, and taking risk decisions related to AI strategy, policy and implementation.

Risk and Compliance Committee

–  Assists the Executive Committee in discharging its responsibilities for material risks, compliance and adherence to the Code of Conduct. The Committee oversees risk management and internal control activities, conducts targeted deep-dives and maintains an overview of the escalation of material issues to the Executive Committee and, where required, to the Audit and Risk Committee and the Board.

ESG and Reputation Steering Committee	– Assists the Executive Committee with the effective coordination of ESG and mission activities and advises on reputational risks and policy matters.

National Security Committee	– Oversees the capabilities to deliver on sensitive contracts where there are potential UK national security implications.

Entities Nominations Committee

–  Reviews the composition of material subsidiary boards and Vodafone representatives on joint venture and other investments and approves the appointment or nominations of Vodafone representatives to joint venture investments and other entities to ensure the appropriate mix and diversity of capabilities and talent.

Disclosure Committee	– Oversees the accuracy, timeliness and materiality of Group disclosures and approves controls and procedures in relation to the public disclosure of financial and non-financial information.

76	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Division of responsibilities

Independent Non-Executive Directors

Chair

Jean-François van Boxmeer

–

Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor and challenge management, guiding them and the Board to take sound decisions.

–	Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors without the Executive Directors present.
–	Regularly meets with the Group Chief Executive and other senior management to stay informed.
–	Ensures effective communication with shareholders and other stakeholders.
–	Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties.
–	Promotes and safeguards the interests and reputation of the Company.
–	Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public.

Senior Independent Director

Simon Segars

–	Provides a sounding board for the Chair and acts as a trusted intermediary for the Directors as required.
–	Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair’s performance, and communicates the results to the Chair.
–	Together with the Nominations and Governance Committee, leads an orderly succession process for the Chair.

Non-Executive Directors

–	Monitor and challenge the performance of management.
–	Assist in development, approval and review of strategy.
–	Review Group financial information and provide advice to management.
–	Engage with stakeholders and provide insight as to their views, including in relation to the workforce and the culture of Vodafone.
–	As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management.

Workforce Engagement Leads

Delphine Ernotte Cunci and Christine Ramon

–

Engages with the workforce in key regions where the Group operates, answer direct questions from workforce-elected representatives, and provide the Board with feedback on the content and outcome of those discussions.

Executive Directors

Group Chief Executive

Margherita Della Valle

–

Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public, and enhances the Group’s reputation.

–	Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee.
–	Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders.
–	Recommends remuneration, terms of employment and succession planning for the senior executive team.
–	Manages the Group’s risk profile and ensures appropriate internal controls are in place.
–	Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice.
–	Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company.

Chief Financial Officer

Pilar López

–	Supports the Chief Executive in developing and implementing the Group strategy.
–	Leads the global finance function and develops key finance talent.
–	Ensures effective financial reporting, processes and controls are in place.
–	Recommends the annual budget and long-term strategic and financial plan.
–	Oversees our relationships with the investment community.
–	Leads on supply chain management, including Vodafone Procure & Connect.

Click to read more about the Board’s role and responsibilities and matters reserved: vodafone.com/board

Company Secretary

Company Secretary

Maaike de Bie

–	Ensures the necessary information flows between the Board and Committees, and between senior management and Non- Executive Directors, in a timely manner.
–	Supports the Chair in ensuring the Board functions efficiently and effectively, and assists the Chair with organising Director induction and training programmes.
–	Provides advice and keeps the Board updated on all corporate governance developments.
–	Is a member of the Executive Committee.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	77

Our Board

Our business is led by our Board of Directors. Biographical details of the Directors as at 19 May 2026 are provided below.

External appointments listed are only those required to be disclosed pursuant to UK Listing Rule 6.4.

Read full biographies vodafone.com/board

Jean-François van Boxmeer
Chair – Independent on appointment

Tenure: 5 years

Career and experience

Jean-François was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. He held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa.

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

External appointments

–	The Magnum Ice Cream Company, chair.

Margherita Della Valle
Group Chief Executive – Executive Director

Tenure: 3 years (as Group Chief Executive)

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

Skills and attributes which support strategy and long-term success

–	Strong commercial and operational leadership with expert knowledge of the global telecommunications landscape after three decades of direct industry experience.
–	Considerable corporate finance and accounting experience, translating into expert knowledge of capital allocation, operational efficiency and investment appraisal.

Pilar López
Group Chief Financial Officer – Executive
Director

Tenure: <1 year

Career and experience

Pilar served for 10 years at Microsoft in a range of senior leadership roles including COO for Western Europe, Country General Manager for Spain and the lead on Microsoft’s partnership with the London Stock Exchange Group. Prior to Microsoft, Pilar spent 16 years with Telefónica in a number of finance and senior leadership roles. Her experience at Telefónica includes CFO Telefónica Europe, CFO O2 Plc, Global Simplification Director, leading Strategy & Business Development in Spain and serving on the Supervisory Board of Telefónica Germany. Pilar began her career at J.P. Morgan and was previously a Non-Executive Director of Ferguson Plc.

Skills and attributes which support strategy and long-term success

–	Strong transformational and strategic mindset with the ability to drive operational excellence and deliver sustainable growth.
–	Deep-rooted knowledge of the finance, telecoms and technology sectors gained through a wide range of international leadership roles.

External appointments

–	Inditex S.A., Non-Executive Director, member of the audit and compliance committee, nomination committee and sustainability committee.

Simon Segars
Independent Non-Executive Director and Senior Independent Director

Tenure: 3 years

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

Skills and attributes which support strategy and long-term success

–	Possesses significant understanding of technology trends and how these are reshaping industry landscapes, which are important in charting the Company’s strategic direction.
–	Proven history of business transformation and corporate strategy in dynamic and swiftly evolving commercial environments.
–	Extensive commercial acumen and knowledge of critical business and economic issues.
–

Extensive experience in public company governance and global leadership, together with a strong understanding of digital inclusion and energy efficient technologies, bring a valuable perspective to the ESG Committee.

External appointments

–	Dolby Laboratories, Inc., non-executive director.

Committee key
Audit and Risk Committee ESG Committee Nominations and Governance Committee Remuneration Committee Technology Committee Committee Chair Member

Upcoming Board and Committee Composition Changes

As announced on 15 May 2026, Amparo Moraleda will not be seeking re-election at the 2026 Annual General Meeting on 27 July 2026 and will therefore retire from the Board at the conclusion of the meeting. Anne-Françoise Nesmes will be appointed as ESG Committee Chair and Christine Ramon will be appointed Remuneration Committee Chair with effect from the conclusion of the meeting.

Olaf Koch will be appointed as a Non-Executive Director with effect from the conclusion of the 2026 AGM, subject to shareholder approval.

78	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our Board continued

Read full biographies vodafone.com/board

Stephen A. Carter CBE
Independent Non-Executive Director

Tenure: 3 years

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

Skills and attributes which support strategy and long-term success

–	Track record of value creation, with specific experience in the telecoms and media sectors.
–	Experience in public policy, government affairs and regulatory engagement, which is invaluable in relation to the highly regulated environment within which the Company operates.

External appointments

–	Informa Plc, group chief executive.
–	Informa TechTarget Inc, non-executive director[1].
–	BolognaFiere Group, director and member of the governance, nomination and compensation committees[1].

Note:

1.	Please note these external appointments are part of the Informa Group.

Michel Demaré
Independent Non-Executive Director

Tenure: 8 years

Career and experience

Michel began his career at Continental Bank SA, Belgium, before spending 18 years with The Dow Chemical Company in several finance and strategy roles in Benelux, France, the US and Switzerland. He was Chief Financial Officer Europe for Baxter International from 2002 to 2005, and Chief Financial Officer at ABB Group from 2005 to 2013. He also served as Interim CEO of ABB during 2008. He was independent vice-chairman at UBS Group from 2009 to 2019, vice-chairman/chairman of Syngenta AG from 2013 to 2017 and Chairman of IMD Business School from 2020 to 2025.

Skills and attributes which support strategy and long-term success

–	Proven multinational business leader with substantial international finance, strategy and M&A experience.
–	Highly skilled in governance and corporate stewardship, which Michel brings both to the Board and to each of the Committees of the Company on which he sits.

External appointments

–	AstraZeneca Plc, non-executive chair, chair of the nomination and governance committee and member of the remuneration committee.

Simon Dingemans
Independent Non-Executive Director

Tenure: 1 year

Career and experience

From 2011 to 2019, Simon was Group Chief Financial Officer of GlaxoSmithKline plc (‘GSK’). Prior to GSK, Simon worked in investment banking for over 25 years at SG Warburg and then Goldman Sachs, where he was a partner for a decade advising a broad range of leading UK and European companies across a number of sectors. Simon previously served as Chairman of the Financial Reporting Council.

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

External appointments

–	WPP Plc, non-executive director and member of the audit committee.
–	Avantor Inc, director.

Hatem Dowidar
Non-Independent Non-Executive Director

Tenure: 2 years

Career and experience

Hatem brings over 35 years of experience in multinational companies and more than 26 years of these within the telecommunications industry across various leadership roles. Hatem joined e& Group in September 2015, initially as Group Chief Operating Officer before being appointed Group Chief Executive Officer in 2020, a position he held until March 2026. Prior to joining e& Group, Hatem held various leadership roles at Vodafone including Group Chief of Staff, Group Core Services Director, CEO of Vodafone Egypt and CEO of Partner Markets.

Skills and attributes which support strategy and long-term success

–	Highly skilled strategist and visionary, with experience leading several high-impact strategic programmes.
–	Extensive corporate governance experience through representation as chair and board member on several corporate boards within and outside the telecommunications industry.

External appointments

–	Etihad Etisalat Company (Mobily), non-executive director.
–	BlackRock Frontiers Investment Trust Plc, non-executive director.

Committee key
Audit and Risk Committee	Technology Committee
ESG Committee	Committee Chair
Nominations and Governance Committee	Member
Remuneration Committee

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	79

Our Board continued

Delphine Ernotte Cunci
Independent Non-Executive Director and Workforce Engagement Lead

Tenure: 3 years

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

External appointments

N/A

Deborah Kerr
Independent Non-Executive Director

Tenure: 4 years

Career and experience

Deborah is Managing Director at Warburg Pincus. Deborah has previously held senior executive roles across a range of sectors, including Sabre, FICO, Hewlett-Packard and Jet Propulsion Laboratory. Deborah has also held non-executive roles at International Airline Group, Chico’s, DH Corporation and Mitchell International Inc.

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

External appointments

–	NetApp, INC. non-executive director and member of the audit committee.

Committee key
Audit and Risk Committee	Technology Committee
ESG Committee	Committee Chair
Nominations and Governance Committee	Member
Remuneration Committee

Read full biographies vodafone.com/board

Maria Amparo Moraleda Martinez
Independent Non-Executive Director

Tenure: 8 years

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

Skills and attributes which support strategy and long-term success

–	A background in engineering, IT and technology equip Amparo with significant experience and the ability to provide valuable contributions during technical Board discussions.
–	Corporate social responsibility experience and her experience as a champion of inclusion and diversity are significant assets in the context of her role as Chair of the Company’s ESG Committee.

External appointments

–	Airbus Group, senior independent director, chair of the remuneration, nomination and governance committee and member of the sustainability, ethics and compliance committee.
–	A.P. Moller-Maersk, non-executive director, member of the energy transition committee and member of the audit committee.

Anne-Françoise Nesmes
Independent Non-Executive Director

Tenure: <1 year

Career and experience

Until recently, Anne -Françoise was the Chief Financial Officer at Smith & Nephew Plc, the multinational medical equipment manufacturer, where she was instrumental in developing a transformation programme. Prior to Smith & Nephew Plc, Anne-Françoise was Chief Financial Officer at Dechra Pharmaceuticals from 2013 to 2016 and Chief Financial Officer at Merlin Entertainments from 2016 to 2020. In these roles, she helped define the strategy and successfully streamlined financial processes as well as completed several acquisitions. Before that, Anne-Françoise held a series of finance positions at GlaxoSmithKline during her 16-year career.

Skills and attributes which support strategy and long-term success

–	Highly skilled strategist with substantial M&A experience.
–

Strong commercial leader with extensive expertise in finance, IT, regulated environment, portfolio restructuring and shared services, which Anne -Françoise brings to both the Board and to the Committees on which she sits.

–	Passionate advocate for inclusion and gender diversity. Member of the Corporate Responsibility Committee of Compass Group Plc.

External appointments

–	Compass Group Plc, senior independent director, chair of the audit committee and member of the nomination and corporate responsibility committees.
–	Sanofi S.A., non-executive director, member of the audit committee.

80	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Our Board continued

Christine Ramon
Independent Non-Executive Director and Workforce Engagement Lead

Tenure: 3 years

Career and experience

Christine was Chief Financial Officer and executive director of AngloGold Ashanti Ltd until June 2022, a global gold mining company. Prior to AngloGold Ashanti, she was Chief Financial Officer of Sasol Ltd, a South African energy and chemicals company. Christine was also a former Chief Executive Officer at Johnnic Holdings Ltd and had worked at Pepsi as a Financial Controller. Christine has held non-executive director roles at the International Federation of Accountants, MTN Group Ltd, Lafarge S.A., and Transnet SOC Ltd.

Skills and attributes which support strategy and long-term success:

–	Considerable experience of African markets, which will provide invaluable oversight to the Company’s ESG programme, sustainability and responsible business practices.
–	Up-to-date investor relations experience and strong ambassadorial skills developed through a distinguished executive career to date.
–	Highly experienced corporate finance executive with extensive board expertise. This will supplement the Board’s financial, commercial and strategic capabilities.

External appointments

–	Clicks Group Limited, non-executive director, member of the remuneration committee and chair of the audit and risk committee.
–

Discovery Limited, non-executive director, member of the audit committee and social and ethics committee, member of the remuneration committee and member of the treating the customers fairly sub-committee.

–	Remgro Limited, non-executive director.

Olaf Koch

Prospective Independent Non-Executive Director subject to shareholder approval

Tenure: <1 year

Career and experience

Olaf is an experienced German business leader with strong tech expertise and a background in transforming large companies. He combines knowledge of German corporate culture and capital markets with an entrepreneurial mindset.

Olaf started at Daimler, held senior roles in e-Business, Finance, Controlling, and Strategy, and founded and sold an IT networks company. He was MD of Operations at Permira, served as CEO of Metro for nine years, and has been a partner at Zintinus since 2021.

Skills and attributes which support strategy and long-term success:

–  A deep understanding of the German market, regulations, and competition, combined with financial, commercial, and technical expertise to drive efficient operating models, digital solutions, and scalable systems.

External appointments

–  Mercedes-Benz Group AG, Shareholder representative, Chair of the Audit and Legal Affairs Committees

Committee key
Audit and Risk Committee
ESG Committee
Nominations and Governance Committee
Remuneration Committee
Technology Committee
Committee Chair
Member

Read full biographies vodafone.com/board

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

Membership and attendance

The table below details the Board and Committee meeting attendance during the year to 31 March 2026. The number of attendances is shown next to the maximum number of meetings each Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year.

Membership and attendance

Name	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee	ESG Committee	Technology Committee

Jean-François van Boxmeer	7/7	3/3	–	–	4/4	–

Margherita Della Valle	7/7	–	–	–	–	–

Luka Mucic[1]	4/4	–	–	–	–	–

Pilar López[2]	3/3	–	2/2	–	–	–

David Nish[3]	2/2	1/1	1/1	–	–	–

Simon Segars	7/7	2/2	–	–	4/4	4/4

Stephen A. Carter CBE[4]	7/7	3/3	–	–	–	3/4

Delphine Ernotte Cunci[5]	6/7	2/2	–	2/2	–	3/4

Michel Demaré[6]	6/7	1/1	4/5	5/5	–	–

Simon Dingemans	7/7	–	5/5	3/3	–	–

Hatem Dowidar	7/7	3/3	–	–	–	–

Deborah Kerr	7/7	–	5/5	–	–	4/4

Amparo Moraleda[7]	6/7	–	–	5/5	4/4	–

Anne-Françoise Nesmes[8]	5/5	–	3/4	–	3/3	–

Christine Ramon	7/7	–	5/5	3/3	1/1	–

Notes:

1.	Luka Mucic stepped down as Chief Financial Officer on 30 November 2025.
2.	Pilar López was appointed Chief Financial Officer on 1 December 2025.

3.	David Nish stepped down from the Board at the conclusion of the AGM on 29 July 2025.

4.	Stephen A. Carter CBE was unable to attend one scheduled meeting of the Technology Committee due to a diary conflict.

5.	Delphine Ernotte Cunci was unable to attend one scheduled meeting of the Board and one scheduled meeting of the Technology Committee due to a diary conflict.

6.

Michel Demaré was unable to attend one scheduled meeting of the Board, one scheduled meeting of the Audit and Risk Committee and one scheduled meeting of the Nominations and Governance Committee due to a diary conflict.

7.	Amparo Moraleda was unable to attend one scheduled meeting of the Board due to a diary conflict.

8.

Anne-Françoise was appointed as a Non-Executive Director and member of the Vodafone Group Plc Board on 29 July 2025 and was unable to attend one scheduled meeting of the Audit and Risk Committee due to a diary conflict.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	81

Our Executive Committee Biographical details of the Executive Committee, as at 19 May 2026, are provided below.

Margherita Della Valle

Group Chief Executive

Read more about the Group Chief Executive on page 76

Pilar López

Group Chief Financial Officer

Read more about the Group Chief Financial Officer on page 76

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

Scott Petty

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

Shameel Joosub

CEO Vodacom Group

Shameel joined Vodafone in 1994 and currently serves as Chief Executive Officer at Vodacom Group Limited, a position he has held since 2012. He has extensive telco experience having operated at a senior level in various companies across the Group for the last 28 years, including Managing Director and Chief Executive Officer at Vodacom South Africa and Chief Executive Officer at Vodafone Spain. Shameel holds board positions at Vodacom Group Ltd, Safaricom Plc and Vodafone Egypt Telecommunications S.A.E. He also sits on the board of Business Leadership South Africa and the South African telco industry association. He was appointed to the Executive Committee in April 2020, and is responsible for the overall strategic direction and performance of all its African operations, comprising eight markets.

Committee key
Disclosure Committee	Business Decision Board
Risk and Compliance Committee	National Security Committee
ESG and Reputation Steering Committee	Entities Nominations Committee
AI Governance Steering Committee	Committee Chair
Simplicity Board	Member
Capital Decision Board

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

Marika Auramo

CEO Vodafone Business

Marika was appointed as CEO of Vodafone Business on 1 July 2024. She brings extensive business-to-business experience with over 25 years in the global IT industry. Marika joined SAP in 1999 and held a diverse set of leadership roles since then, including Chief Operating Officer EMEA North, Managing Director for the Nordic and Baltic region, Global Chief Operating Officer of SAP Database and Data Management in the US, and Interim President of the EMEA region. She previously served as Chief Business Officer for the EMEA region of SAP.

Ruth McGill

Chief Human Resources Officer

Ruth McGill was appointed Chief Human Resources Officer and member of the Executive Committee on 1 January 2026.

Ruth has over 25 years’ experience in human resources and change management. She joined Vodafone from ING, having served for more than five years as Chief HR Officer. Prior to ING, she worked in a range of senior HR positions at Standard Chartered Bank, over a 10-year period. Ruth spent her earlier career in HR positions at Norton Healthcare and GSK.

Alberto Ripepi

Group Chief Network Officer (CNO)

Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Italy, CTO of Europe and Operational Director for Group Technology. Alberto joined the Executive Committee in January 2023 and is responsible for strategy, architecture and design and for operating the Vodafone network in Europe.

Executive Committee changes

During the year, the Company announced changes to the composition of the Executive Committee. On 30 June 2025 Serpil Timuray stepped down from the Executive Committee, having been a member since 2014, and left Vodafone to pursue external opportunities. Guillaume Boutin succeeded Serpil Timuray. On 30 November 2025 Luka Mucic stepped down as Chief Financial Officer and member of the Executive Committee and was succeeded by Pilar López. On 1 January 2026, Leanne Wood stepped down as Chief Human Resources Officer and member of the Executive Committee having been a member since 2019 and was succeeded by Ruth McGill. Leanne will continue to represent Vodafone on the Board of Vodacom Group Limited and the Vantage Towers AG Shareholders’ Committee.

82	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Culture and the Board

Our culture – the ‘Spirit of Vodafone’ – reflects the beliefs and behaviours that guide conduct and decision-making across the Group. Our Spirit fosters accountability, inclusion and integrity, supporting strategy execution and the sustainable delivery of our transformation.

The role of the Board

The Board sets our strategic direction and the tone for our mission and values ensuring these are reflected in the culture that drives long-term, sustainable value creation. Through regular oversight, the Board assesses how the desired culture is lived across the Group, drawing on indicators of cultural alignment and insights from engagement with employees and leadership. Inclusion remains a core principle, embedded in the Spirit of Vodafone, Code of Conduct and business principles, and Directors are expected to promote the desired culture by acting with integrity, leading by example and fostering an inclusive, responsible and trusted environment.

Alignment with mission, values and strategy

The ‘Spirit of Vodafone’ underpins our mission, values and strategy, defining the behaviours and expectations that guide how we operate and supports the creation of a trusted, inclusive and sustainable digital society. The Board considers culture fundamental to organisational performance, fostering an environment where people feel included, supported and able to contribute. It also recognises the importance of this in attracting, developing and retaining talent across the Group. Throughout the year, the Board reviewed how management initiatives advanced strategic priorities, including the four strategic shifts to improve customer experience, drive efficiency, develop business solutions and optimise the portfolio for long-term returns. The Board also oversaw leadership development, evaluation and succession planning to ensure behaviours and capabilities remain aligned with the Group’s transformation agenda and long-term objectives.

Assessing and embedding culture

The Board assesses Vodafone’s culture through a range of mechanisms, including the policy and compliance framework, internal audit activity and employee speak-up channels. It evaluates how the desired culture is embedded in practice, drawing on assurance activities, thematic reviews and management attestations. During the year, updates from the Speak Up programme and integrity reporting enabled the Board to assess whether issues were appropriately escalated and resolved. This, in turn, informed Management’s expectation on strengthening issue handling, leadership consistency and a strong speak-up culture. The Board also monitored enhancements to the ethics and compliance framework and challenged Management on clarity of responsibilities across the evolving Three Lines of Defence model. Further insights from reporting on supply chain practices, child online safety, human rights and the empowering people strategy provided visibility on how values are reflected in decision-making. The Board used these to confirm appropriate governance and oversight and to reinforce expectations on due diligence, grievance mechanisms and responsible business conduct. Updates on the refreshed Code of Conduct and related governance provided additional assurance that expectations on behaviour and integrity remain clearly communicated and upheld. Taken together, these inputs enabled the Board to strengthen its oversight of culture, reinforce expectations of Management and support sustainable long-term performance.

Site visits

Board members regularly undertake site visits, which helps them to observe how culture is embedded throughout the Group and demonstrated by colleagues in action.

In September 2025, during a two-day visit to Germany, the Board had the opportunity to assess customer experience, employee engagement and cultural progress as part of the local transformation agenda. As a result, the Board refined its expectation of Management on the need for clearer prioritisation, strengthened leadership standards and targeted capability development to support cultural alignment and the pace of execution. The Board also reaffirmed the importance of sustaining a culture that enables faster decision making, innovation and a more customer focused operating model.

In January 2026, Board and Committee meetings were held in Egypt, where the Board visited VOIS Cairo Hub and had the opportunity to assess customer experience, employee engagement and cultural progress as part of the local transformation agenda. The insights gained during this visit shaped the Board’s subsequent discussions with Management on strengthening cultural alignment across the Group. In particular, the Board asked that the cultural strengths observed, such as effective leadership behaviours, ambition, and a strong approach to talent development, be considered for wider application across the Group to promote consistency in how culture supports strategy execution.

The Board also used the learnings from the visit to reinforce the need for clear prioritisation and long-term capability planning to ensure that cultural strengths can be sustained as strategic ambitions evolve. The visit also reaffirmed the value of direct engagement in key markets as a means of assessing how culture is lived across the business. The Board believes that continued in-market engagement will enhance its oversight of cultural alignment in regions that are strategically important to the Group’s future growth.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	83

Culture and the Board continued

Employees report strong motivation and engagement, driven by supportive managers, collaborative teams, and flexible working. Wellbeing initiatives are making a real, positive difference.

Ruth McGill

Group Chief HR Officer

81%

of our employees say they are happy working at Vodafone.

81%

of our employees would recommend Vodafone as a great place to work.

85%

of our employees say their manager keeps the team focused on clear priorities.

85%

of our employees report that their manager provides feedback that helps improve their performance.

Embedding culture through workforce engagement

The Board places strong emphasis on understanding the workforce experience to ensure a culture that supports engagement, accountability and long-term performance.

Workforce engagement	Workforce engagement remains an important part of the Board’s assessment of how culture is embedded across the organisation. Throughout the year, the Board considered insights from employee surveys, talent updates and direct engagement activities to understand how colleagues experience the Group’s mission, values and strategic ambition in practice. The Board’s	Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon, attended the European Employee Consultative Committee and the Vodacom Employee Engagement Forum to gather employees views. Key topics included M&A activities, talent management, wellbeing, diversity and inclusion, hybrid working, services, AI readiness, organisational experience.

Talent strategy	Regular updates on leadership development, performance management and succession planning provided the Board with visibility of how cultural expectations are reinforced through people processes. The Board used these insights to challenge Management on ensuring consistency and clarity in performance expectations, the quality of leadership	conversations and the transparency of talent decisions, recognising their importance in supporting a fair and accountable culture. Discussions on the skills and behaviours needed to deliver transformation also informed the Board’s expectations of how leadership culture should continue to evolve.

Employee listening	The Board received feedback from the Spirit Beat survey alongside qualitative insights from Employee Forum engagements, which offered a rounded view of employee sentiment across markets. Board members also gained perspectives through informal meeting with employees during site visits and engagement events, enabling candid insights into lived experience and cultural consistency. This input enabled the Board to identify where cultural strengths are supporting progress, and where additional focus is required to reinforce engagement and alignment during a period of change. The Board also considered how enhanced	analytics could improve understanding of emerging themes from employee feedback, enabling earlier identification of cultural risks and opportunities. As part of this, the new Manager Effectiveness Index enabled the Board to build a more systematic understanding of employees’ experiences of their managers and to drive more focused development and action. Taken together, these workforce insights supported the Board’s ongoing oversight of cultural alignment with the Group’s mission, values and strategy, and informed its discussions with Management on sustaining a culture that supports long-term performance and transformation.

Employee communication	Employees received regular updates from the Group Chief Executive on how we are progressing our strategy through a wide variety of digital and face-to-face channels, including markets townhalls, employee conferences, and monthly leadership meetings. These are complemented by group-wide updates on Microsoft	‘Viva Engage’, our internal digital platform, where Executive Committee and internal communications teams regularly post on the platform to provide updates to our people on topics such as financial results, business strategy, portfolio progress, and company achievements.

84	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Board activities and key areas of focus during the year

Board activities during the year focused on overseeing the execution of Vodafone’s strategic transformation, including progress on portfolio simplification, operational performance, and actions to position the Group for sustainable growth.

During the year, the Board continued to lead Vodafone through the next phase of its strategic reset, providing clear direction as the Group sharpened its focus on customers, simplified its operating model and pursued disciplined growth.

The Board engaged closely with management as the business advanced digital transformation, progressed major portfolio transactions and delivered key integration milestones in core markets.

The Board remained committed to ensuring that the Group’s mission underpinned decision making throughout the year. This was reflected in the Board’s focus on customer experience, network resilience, digital inclusion, and the Group’s role in supporting national infrastructure across its markets. Directors received regular updates on stakeholder expectations, reputation, regulatory developments and the broader external environment, ensuring discussions reflected the perspectives of customers, employees, shareholders, governments and society.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	85

Board activities and key areas of focus during the year continued

Simplicity Execution of the Long-Range Plan The Board reviewed the FY26–30 Long Range Plan, which sets out the next phase of Vodafone’s simplification agenda. This included strengthening local market accountability, advancing the transformation of Corporate Services and Shared Operations, embedding AI driven productivity gains, and ensuring focus on markets where Vodafone can achieve sustainable, scaled positions. The Board considered the long-term financial framework underpinning the plan, including capital discipline, efficiency commitments and expected improvements in returns. Technology simplification and growth The Board held a dedicated Networks & Technology deep dive to assess progress on network modernisation, cloud migration, legacy system decommissioning and security resilience. Directors welcomed the improvements made and requested enhanced benchmarking against industry peers, greater visibility on long-term resilience plans, and a clear roadmap illustrating how network automation and AI will enable future revenue opportunities. Directors reviewed strategic initiatives to reinforce Vodafone’s leadership in connectivity, including satellite to mobile capability, 5G standalone deployment, network slicing and convergence propositions. The Board also considered the Group’s role in supporting digital sovereignty across Europe and in supplying secure, resilient national infrastructure. Technology trends The Board reviewed long-term technology trends expected to shape customer needs and connectivity demand over the next decade, including advances in AI, immersive devices, connected machines and next generation network technologies. Directors discussed how these developments may influence future data traffic patterns and the capabilities required to support more intelligent, cloud native and resilient networks. The Board also examined the strategic implications of agentic AI for Vodafone’s operating model, including opportunities to improve productivity, accelerate IT modernisation and strengthen customer centric decision making. Directors emphasised the importance of ensuring Vodafone can capture the benefits of new technologies while maintaining security, resilience, and trusted digital services for customers and public sector partners. VOIS Strategic Review Recognising the scale and strategic importance of VOIS, the Board undertook a structured review of its commercial model, competitiveness, and operational maturity. Directors agreed actions to increase transparency between VOIS and local markets, enhance service standardisation, and develop a five-year vision centred on quality, productivity and AI enabled operations. Governance, controls and internal assurance The Board monitored progress on SOX remediation, reviewed updates on data management and IT resilience, and considered the evolving internal control environment in the context of the 2024 UK Corporate Governance Code and upcoming requirements under Provision 29. The Board approved updates to Matters Reserved, Committee Terms of Reference and the internal FY26 Board evaluation process. Growth Portfolio optimisation and strategic transactions The Board oversaw several important transactions during the year, reflecting Vodafone’s commitment to disciplined portfolio management: Acquisition of Skaylink The Board approved Vodafone’s acquisition of Skaylink, a European cloud and digital transformation specialist. The transaction strengthens Vodafone Business’ cloud professional and managed services capability and supports the Group’s strategy to accelerate growth in digital services, particularly for enterprise and public sector customers. Vodacom’s acquisition of a controlling stake in Safaricom The Board approved Vodacom’s purchase of an additional 15% stake in Safaricom, increasing Vodacom’s shareholding and giving the Group greater strategic and operational alignment across Kenya and the broader region. The transaction enhances integration of M-Pesa, expands Vodafone’s position in high growth African markets and supports long-term value creation. Acquisition of Telekom Romania The Board approved the acquisition of Telekom Romania’s fixed line operations (now Vodafone Romania), a transaction that strengthens Vodafone’s converged capabilities in the Romanian market and supports the Group’s European fixed mobile strategy. The integration enhances Vodafone’s position in broadband, TV and converged services. VodafoneZiggo The Board approved the sale of Vodafone’s interests in VodafoneZiggo to Liberty Global for €1 billion in cash and a 10% shareholding in a future Benelux entity comprising VodafoneZiggo and Telenet. The transaction simplifies Vodafone’s footprint and enhances strategic flexibility by allowing the Group to focus on markets where it can generate sustainable growth and long-term value. VodafoneThree The Board approved the buyout of CK Hutchison Group Telecom Holding Limited from the VodafoneThree joint venture for £4.3 billion (€4.9 billion) via a cancellation of shares. Following completion, Vodafone will become the sole owner of VodafoneThree, the UK’s largest mobile operator and one of the fastest growing broadband providers. The transaction enables us to move at an even faster pace to transform the UK’s digital infrastructure and realise value for our shareholders. Inorganic growth The Board provided focused oversight of the Group’s inorganic growth agenda during the year. This included monitoring progress on the Vodafone–Three UK merger, ensuring appropriate governance of key accounting, balance sheet and control considerations. The Board also approved financing authorities to maintain balance sheet flexibility to support future strategic transactions. Through regular financial and strategic updates, the Board assessed valuation insights and portfolio options, ensuring disciplined evaluation of opportunities that could enhance long-term value.

86	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Board activities and key areas of focus during the year continued

Capital allocation and financial performance

At each meeting, the Board reviewed the Group’s financial performance, including service revenue trends, profitability, cash generation and cost transformation. The Board considered the near term free cash flow implications of the UK integration, the Group’s leverage position, and dividend planning within the parameters of the Long-Range Plan.

Dividend

In accordance with its duties under section 172 of the Companies Act 2006, the Board considered the long-term sustainability of the Company, the interests of shareholders and wider stakeholders, and the financial position, performance and viability of the Group when determining dividends. Taking these factors into account, the Board approved an interim dividend of 2.3625 eurocents per share, which was paid on 5 February 2026, and has recommended a final dividend of 2.25 eurocents per share for payment on 30 July 2026. The Board’s decisions reflect its ongoing commitment to a disciplined capital allocation framework and a dividend timetable aligned with shareholder expectations.

Buyback programme

The Board approved a €2 billion share buyback programme following the completion of the sale of Vodafone Italy, in line with the Group’s capital allocation framework. In approving the programme, the Board considered the Group’s financial position, portfolio progress and shareholder returns profile. The programme forms part of Vodafone’s disciplined approach to capital allocation and reflects the Board’s commitment to delivering sustainable value for shareholders.

Investor relations

The Board received regular updates on market performance, share price developments and engagement with institutional investors and analysts, including insights gathered through investor roadshows during the year.

Read more about how the Board engaged with investors during the year on page 11

People and Culture

Board Changes

As part of its ongoing oversight of executive succession planning, the Board undertook a comprehensive process to appoint the Group’s new Chief Financial Officer. Supported by an external search led by Egon Zehnder and MWM, a diverse longlist of candidates was considered and shortlisted individuals were interviewed by the Chair and designated Non Executive Directors. On the recommendation of the Nominations and Governance Committee, the Board approved the appointment of Pilar López as Chief Financial Officer Designate from 1 October 2025 and Chief Financial Officer and Executive Director from 1 December 2025. This process formed an integral part of the Board’s broader approach to ensuring strong executive leadership and planned succession.

Following a rigorous external search, we announced the appointment of Anne-Françoise Nesmes as a Non-Executive Director effective from the conclusion of the AGM in July 2025. Anne-Françoise joined the Audit and Risk Committee and ESG Committee with effect from the same date.

Following a further rigorous external search, we announced the appointment of Olaf Koch as a Non-Executive Director with effect from the conclusion of the 2026 AGM on 27 July 2026, subject to shareholder approval.

In accordance with its terms of reference, the Nominations and Governance Committee led both of these appointment processes, and the Board was updated on the developments. The Board approved the recommendation to appoint Anne-Françoise at its April meeting in 2025 and approved the recommendation to appoint Olaf on 15 May 2026.

Culture and the Board

The Board continued to monitor Vodafone’s culture, supported by regular updates on workforce sentiment, leadership development and employee engagement. Directors reviewed Spirit engagement results, talent assessments and retention priorities, particularly in markets undergoing significant transformation.

Consistent with the 2024 UK Corporate Governance Code, the Board evaluated how the desired culture is being embedded across the Group, ensuring alignment between strategic priorities, leadership behaviours and frontline experience.

Read more about culture and the Board on pages 82 to 83

Diversity and Inclusion

The Board reviewed progress against Vodafone’s diversity and inclusion commitments. Directors approved the renewal of the Board Diversity Policy, confirming continued alignment with the FCA Listing Rules, the Parker Review and the FTSE Women Leaders Review.

The Board also reviewed senior leadership succession plans, evolving workforce demographics and initiatives to attract, retain and develop diverse talent across the Group’s markets and operations.

Read more about inclusion on pages 39 to 40

The Board diversity policy is reviewed on an annual basis.

Read more about our Board diversity policy on page 91

Risk management and internal control

The Board is responsible for maintaining an effective system of risk management and internal control. Throughout the year, the Board and the Audit and Risk Committee reviewed principal and emerging risks, cyber security resilience, internal controls over financial reporting, compliance updates and findings from internal and external audits. The Board considered risk implications arising from major programmes, including the UK integration, Germany turnaround, spectrum investments and geopolitical developments.

Read more about our internal control framework, risk management and effectiveness on page 95 to 96 and the Audit and Risk Committee deep-dives on page 93

Modern Slavery

The Board monitors the Group’s compliance with the requirements of the UK Modern Slavery Act 2015 and approved its Modern Slavery Statement in May.

Read more about our Modern Slavery Statement vodafone.com/modern-slavery-statement

Stakeholder engagement and s172 statement

In fulfilling its responsibilities under Section 172 of the Companies Act 2006, the Board carefully considered the interests of key stakeholders when making significant decisions. Key areas of engagement included customer insights, workforce engagement and culture, shareholder expectations (including feedback from the investor roadshow), regulatory engagement on competition and digital policy, and oversight of Vodafone Foundation activities.

The Board ensured that s172 considerations were integrated into discussions on strategy, capital allocation, transformation programmes and major transactions. Examples of decisions taken during the year, linked to our strategic priorities, are provided on pages 84 to 86

Read more about Vodafone’s key stakeholders and how the Board has engaged with them during the year on pages 9 to 11

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	87

Annual Board performance review

The Board recognises that it needs to continually monitor and improve its performance. Our annual performance review provides the opportunity for the Board and its Committees to reflect on the effectiveness of its activities, the quality of its decision-making and the contribution made by each Board member.

Process undertaken for our Board performance review

In accordance with the UK Corporate Governance Code 2024, an annual performance review of the Board was conducted to consider its composition, diversity and how effectively members work together to achieve objectives. Following an external evaluation for FY25, the FY26 review was conducted internally. The internal review was led by the Chair and supported by the Group General Counsel and Company Secretary. The objectives of the review were to provide an assessment of:

–	Vodafone Group’s Board effectiveness and governance;

–	The effectiveness of Vodafone Group’s Committees; and

–

The effectiveness of Directors individually, including the Chair’s effectiveness, and how members work together to achieve objectives, taking into account their preparation ahead of meetings, time commitment, independence and courage to challenge.

The structure of the evaluation was agreed to take a hybrid format, comprising self-assessment questionnaires for the Directors and one-on-one conversational meetings with the Senior Independent Director. Response was also sought from the Group General Counsel and Company Secretary to enable greater scrutiny and provide an additional review for consideration and reflection.

With strong regard to the provisions and principles outlined in the UK Corporate Governance Code 2024 and matters of specific importance to Vodafone, a tailored questionnaire consisting of 28 questions was compiled to gather and distil feedback on the following topics:

–	Effectiveness;

–	Skills, composition and diversity;

–	Leadership (the appraisal of the Chair, led by the Senior Independent Director (‘SID’), was included);

–	Fundamentals of administration and process; and

– Board Committees.

Conversely, the one-on-one meetings between Directors and the Senior Independent Director took a less structured form to enable Directors to lead on the topics of conversation and raise specific items and comments organically beyond the appraisal of the Chair.

The findings were collated and a paper presented to the Nominations and Governance Committee and the Board at their March 2026 meetings. A summary of these review findings are noted in the table to the right.

Individual performance

The self-assessment questionnaire included specific questions to enable a formal and rigorous review of individual Directors’ performance. Each individual Director’s effectiveness of contribution was rated, asking the respondent to take into account preparation ahead of meetings, time commitment, independence and courage to challenge. The performance and effectiveness of contribution for each Director, including the Chair, was also considered as part of the one-on-one conversations. The results proved favourable, concluding that Directors continue to make valuable contributions to Board meetings and to the meetings of the Committees on which they sit, as well as supporting the view that the Directors work effectively together to contribute to the Company’s long-term success.

Board Committees

Each of the Board’s Committees’ performance was also reviewed within the self-assessment questionnaire. Questions covered the logistics, performance and effectiveness of Committees and their respective Chairs.

The conclusions of this review were positive, with Committee members agreeing that the Committees were functioning effectively, and their respective Chairs noted as effective in fulfilling their duties.

Key strengths of the Committees were highlighted, as were areas for improvement

FY26 Board performance review findings The Board were encouraged by the strengths identified. The following items were noted in particular:

Effectiveness

Directors report a strong shared understanding of individual and collective responsibilities. The Board is viewed as cohesive, constructive and commercially focused, with open debate, candid challenge and timely resolution of issues.

Relationships across the Board were rated effective or highly effective, including between the Chair and SID; Chair and Company Secretary; Executives and Non-Executives; and among Non-Executives. Feedback also reflects optimism regarding recently established relationships following Director changes during the year.

Skills, composition, and diversity

The Board widely regards itself as possessing the requisite diversity, experience, knowledge, skills, expertise, and commitment necessary for effective leadership in developing and executing strategy, addressing challenges and opportunities, and managing principal risks for the Company.

Effective succession planning for both Board members and senior management was also acknowledged.

Leadership	The Chair’s leadership was consistently rated as highly effective. Respondents highlighted that the Chair is well informed, adept at facilitating discussions, promotes engagement, and ensures directors are kept updated. Feedback highlights the Chair’s excellence, warmth, and openness in fostering a positive setting for collaborative discussions. Additionally, the Chair’s collaboration with the CEO and Management was noted favourably, contributing to a well-functioning Board-management dynamic.

Administration and process	Board processes are effective, efficient and thorough which allow the Board to carry out its responsibilities.
The quality and conciseness of Board papers was positively commended, with respondents describing them as well-written and informative.

88	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Board performance review continued

Progress on FY25 actions
Progress against the areas identified for focus following the FY25 external performance review are shared below:

Areas identified for improvement	Progress:

Longer-term strategic priorities: Prioritise time on the Board agenda to explore the longer-term strategic ambitions and direction for Vodafone	There has been noticeable improvement in this area, over the last financial year. Additional time has been allocated on the Board agenda to allow for further in-depth discussions on Vodafone’s clear strategic vision including use of the Annual Strategy meeting, where strategic issues supporting customers, simplification and growth were discussed and addressed.

Our people: Continue to ensure people topics are frequently discussed at the Nominations and Governance Committee as well as on the Board agenda, with a focus on succession planning and development	During FY26, the Nominations and Governance Committee discussed Non-Executive Director (‘NED’) succession and senior management succession planning. The Board also considered insights from employee voice updates, the Spirit Survey responses and how the new Vodafone Learning Organisation had accelerated change in five areas: leadership accountability, leading talent acquisition, robust identification of talent, rigorous performance management and personalised skill and talent development. Consideration was also given to Vodafone Talent Strategy noting positive metrics in respect of internal promotions and assessment against external benchmarking.

Culture: Continue to create additional opportunities for Non-Executive Directors to meet employees informally and explore ways of testing culture change	There have been improvements in this area, specifically in creating further opportunities for NEDs to meet employees informally. There have been 1:1 sessions with future talent and time spent with local teams during scheduled Board and Committee meetings which provide insight into employee sentiment and culture. In addition, a mentoring programme has been established with individuals allocated to each NED.

Focus areas for FY27

The Board identified and agreed key areas of improvement and focus for FY27:

–	Board skills and expertise: identify opportunities to further strengthen Board expertise, particularly in the German market;
–	Board dynamics: create further opportunities for informal Board interaction, including dedicated NED-only sessions;
–	Succession planning: continue focus by the Nominations and Governance Committee and the Board on succession plans for the Board and senior management, as well as internal talent development plans;
–	Long-term strategic focus: continue to prioritise time in Board discussions for forward-looking strategy, technology choices, and long-term business model evolution; and
–	Site visits: add one further visit to a local business or market in the FY.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	89

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

Chair

Jean-François van Boxmeer

Members

Stephen A. Carter CBE

Michel Demaré (to 29 July 2025)

Hatem Dowidar

Delphine Ernotte Cunci (from 29 July 2025)

David Nish (to 29 July 2025)

Simon Segars (from 29 July 2025)

With the exception of Hatem Dowidar, the Committee is comprised of independent Non-Executive Directors. The Committee had three scheduled meetings during the year and additional ad hoc meetings as required.

The attendance at Committee meetings can be found on page 80

Roles and responsibilities

The terms of reference for the Nominations and Governance Committee set out the role and Responsibilities of the Committee and are reviewed annually.

Click to read the Committee’s terms of reference: vodafone.com/board-committees

Letter from Committee Chair

On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2026.

Board changes and succession planning

A key focus for the Committee this year has been Board composition and succession planning.

As previously announced, David Nish retired from the Board following nine years’ service as Non-Executive Director, at the conclusion of the AGM in July 2025. Simon Dingemans, who had joined the Board earlier in the year, was appointed Chair of the Audit and Risk Committee and Simon Segars was appointed Senior Independent Director replacing David Nish. In addition, as announced earlier in the year, Anne-Françoise Nesmes was appointed Non-Executive Director on the same day, bringing additional financial expertise and strength to the Board.

The Committee monitors the length of tenure, skills and experience of Non-Executive Directors to assist with succession planning. Amparo Moraleda will have completed nine years’ service on the Board at the time of the AGM on 27 July 2026 (‘2026 AGM’) and as announced on 15 May 2026 will not be seeking re-election at the 2026 AGM. A search for her successor was undertaken and

MWM, an independent external search firm was appointed to support the candidate search ideally with expertise in the German market. Suitable candidates were interviewed by myself, other members of the Committee and by the Group Chief Executive. The Committee then made a recommendation to the Board for the appointment of Olaf with effect from the conclusion of the 2026 AGM on 27 July 2026, subject to shareholder approval. Olaf is an experienced German business leader with strong tech expertise, known for driving complex transformations in large companies.

With the exception of Amparo, all other Non-Executive Directors have submitted themselves for election or re-election, as applicable.

The Committee is confident that the Board has the necessary mix of skills and experience to contribute to the Company’s strategic objectives.

Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executive Directors on pages 77 to 80

Board Committee composition

Whilst keeping the Board composition under review, the Committee also considers the composition of the Board Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements.

Following the retirement of Amparo Moraleda from the Board at the conclusion of the AGM on 27 July 2026, Christine Ramon will be appointed Chair of the Remuneration Committee and Anne-Françoise Nesmes will be appointed Chair of the ESG Committee. These changes to the composition of the Board Committees continue to ensure alignment between skills, the specific Committee and individual responsibilities.

Non-Executive Director appointment process

When considering the recruitment of new Directors, the Committee adopts a formal and transparent procedure, which takes into account the skills, knowledge and level of experience required as well as social mobility factors and diversity. To start the appointment process, a search specification is created and an external recruitment consultancy firm are appointed to provide support. The firm provide a list of potential candidates with a diverse range of backgrounds and characteristics. Shortlisted candidates will then be interviewed by Committee members before they meet with the Group Chief Executive, Chair and other members of management as appropriate. A recommendation will then be made to the Board on the appointment.

Appointment of Chief Financial Officer

Following the announcement that Luka Mucic would step down as Group Chief Financial Officer during the year in order to pursue an external opportunity, a rigorous search was undertaken to identify his successor. The Committee, in discussion with the Chair and the Group Chief Executive, Margherita Della Valle, defined the qualities required in Luka’s successor, recognising the importance of a proactive, results driven approach, combined with telecoms experience and credibility as a leader. The search was supported by Egon Zehnder and MWM, both independent external search firms. A selection of candidates was presented to the Committee, the Chair and the Group Chief Executive. Independent assessments of both internal and external candidates were also undertaken by Korn Ferry. Pilar López was identified as a possible candidate early in the process and was interviewed by the Chair, Group Chief Executive, members of the Committee and of the wider Board. The Committee agreed to recommend her appointment as Chief Financial Officer to the Board, which was approved, and announced on 19 June 2025. Pilar brings a strong drive for results and an analytical based approach to performance management with experience in effectively leading productivity and restructuring programmes. Pilar joined the Company on 1 October 2025 as CFO designate and was appointed Chief Financial Officer and an Executive Director on 1 December 2025, following the departure of Luka Mucic on 30 November 2025.

Executive Committee changes, succession planning and talent pipeline

This year, the Committee has continued to focus on succession plans for executives below Board

90	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Nominations and Governance Committee continued

level, looking at the strength, depth and diversity of the talent pipeline to understand executive talent requirements and the capabilities required for both the immediate and long-term future. The Committee receives annual updates on succession planning and changes to the membership of the Executive Committee.

During the year, the Committee noted the following Executive Committee changes had been made:

–	Guillaume Boutin was appointed CEO Vodafone Investments & Strategy in May 2025.
–	Leanne Wood stepped down as Chief Human Resources Officer and was replaced by Ruth McGill at the start of January 2026.
–	As noted previously, Luka Mucic resigned as Chief Financial Officer and was replaced by Pilar López in December 2025.

Read more on the backgrounds of Guillaume Boutin, Ruth McGill and Pilar López on page 77 and 81

Governance Matters

The Committee receives an annual governance update, which in 2026 included:

–	The findings of the Annual Board Performance Review.
–	An in-depth review of potential conflicts of interest and over-boarding issues arising from Board Members’ external interests and relationships.
–	Compliance with the UK Corporate Governance Code 2024 (including preparatory compliance with new Provision 29) and the UK Listing Rules.
–	Compliance with the Economic Crime and Corporate Transparency Act 2023 and in particular overseeing the process of ensuring the verification of each Director’s identity at Companies House.
–	An update on new governance requirements and institutional and proxy advisor voting guidelines.
–	An annual review of the Terms of Reference of the Committee.

Key areas of focus for FY27

–	Continued review of Board and Committee composition, tenure and onboarding;
–	Senior leadership talent and succession planning; and
–	Ongoing monitoring and review of any changes to governance requirements impacting the Company.

Jean-François van Boxmeer

On behalf of the Nominations and Governance Committee

19 May 2026

Director onboarding and development

Onboarding process

Upon appointment, each new Director receives a comprehensive and formal induction programme tailored to their needs, experience and the requirements of the role. Consideration is also given to Committee appointments and the Group General Counsel and Company Secretary assists the Chair in designing and facilitating the individual programmes. Onboarding is crucial to ensuring that our Directors have a full understanding of all aspects of our business, including the Group’s strategy, vision and values, enabling them to be able to contribute effectively to the Board. All Directors are also encouraged to attend site visits.

Anne-Françoise Nesmes undertook a comprehensive, tailored induction programme which covered a variety of business areas including strategy, finance, compliance, risk, technology and networks and governance. In addition to a briefing on Vodafone Governance, Directors’ duties, the Market Abuse Regulation, and listing and disclosure obligations, Anne-Françoise met with senior management from key business areas and functions.

Pilar López received a bespoke induction which focused on her responsibilities as Group Chief Financial Officer. In addition to meetings with external advisors and stakeholders, Pilar met with internal stakeholders responsible for the key business operations within her reporting line. Her induction covered a range of topics including strategy, finance, commercial, legal and governance.

Director development and training

As the external business environment in which the Group operates continues to evolve, it is crucial that our Directors’ skills and knowledge are refreshed and updated regularly. The Chair has overall responsibility for ensuring that our Non-Executive Directors receive suitable ongoing training to enable each to remain effective. Individual training requirements are reviewed regularly and the Board is kept informed of training opportunities, including those offered by our external advisers.

In addition to individual tailored training, updates on corporate governance, legal and regulatory matters are also provided by way of briefing papers and presentations at Board and Committee meetings.

Board leadership and governance

The Committee continues to review action taken to comply with the 2024 UK Corporate Governance Code (the ‘Code’) and other legal and regulatory obligations during the year. The Committee receives regular governance updates and is satisfied that we complied with the Code in full throughout the year.

Independence

In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. Following evaluation, with the exception of Hatem Dowidar, all Non-Executive Directors are considered independent.

The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at the 2026 AGM.

Conflicts of interest and time commitment

The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.

Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation, and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, where appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed at least annually.

The Committee is satisfied that it has adequate measures in place to effectively identify, manage and mitigate any actual or potential conflicts of interest so as not to compromise or override independent judgement. The conflicts of interest protocol is reviewed annually by the Board and remains effective.

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

Examples of external appointments considered and approved during the year include the Chair’s appointment as Chair of The Magnum Ice Cream Company, Anne-Françoise Nesmes’ appointment as Trustee of Macmillan Cancer Support, Christine Ramon’s appointment to the Board of Remgro

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	91

Nominations and Governance Committee continued

Limited and Simon Dingeman’s appointment to the Board of Avantor, Inc.

The Committee values the diversity of views and experiences our Non-Executive Directors bring to the Board through their external appointments but also recognises the importance that they each have sufficient time to devote to their duties at the Company. Each external appointment is therefore reviewed carefully.

Annual Board Performance Review

In accordance with the Code, we conduct an annual performance review of the Board and Board Committees, that Directors engage in and which is facilitated by an independent third party at least once every three years. This review was last facilitated externally in FY25 and was reported on last year. In FY26, the internal review was led by the Chair with support from the Group General Counsel and Company Secretary.

Read more about the outcome of the FY26 Board Performance Review on page 87 to 88

Diversity

The Board diversity policy reinforces the ongoing commitment of the Board to supporting equal opportunity, diversity and inclusion in the boardroom, in all its forms including age, gender, ethnicity, sexual orientation, disability and socio-economic background. The Committee acknowledges the significant role diversity and inclusion has on the effective functioning of the Board and its Committees and believes a diverse Board brings a broader perspective, which enables it to be better equipped to understand the views of our stakeholders as well as our shareholders in the decision-making process.

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

Although the Board Diversity Policy specifically focuses on diversity at Board and Committee level, commitment to diversity extends beyond the Board to the Executive Committee, talent pipeline and global workforce. The Board supports management in their efforts to build a diverse organisation throughout the Group and is regularly apprised of progress on the key diversity areas of focus beyond the Board and Executive Committee.

We remain committed to achieving our target of 40% of women in management roles by 2030. We have a number of initiatives including early career programmes and parental support to encourage increasing gender diversity throughout the workforce. We retain and further develop our diverse talent through focusing on different diversity programmes, policies and leadership incentives during the year. Our ‘Talent Deal’ offers a package of support and guidance for employees identified as top or accelerated talent, 39% of which are women. We also continue to invest in development and deepening our talent assessments as part of succession planning to ensure we reach our talent targets for successors.

As at 31 March 2026, our Executive Committee has five positions held by women (45%) and 18.18% of the Executive Committee identifies as ethnically diverse. In the Senior Leadership Team, 34% of positions (from continuing operations) are held by women and 22% of the Senior Leadership Team (from continuing operations) identifies as ethnically diverse.

Read more on Senior Leadership Team diversity on page 40

Board and executive management diversity

Prepared in accordance with UK Listing Rule 6 Annex 1R as at 31 March 2026

Gender identity or sex[1]	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management

Men	6	46%	2	6	55%

Women	7	54%	2	5	45%

Other categories	0	0%	0	0	0%

Not specified/prefer not to say	0	0%	0	0	0%

Ethnic background	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management

White British or other White (including minority-white groups)	11	84.62%	4	9	81.82%

Mixed/Multiple Ethnic Groups	0	0%	0	0	0%

Asian/Asian British	1	7.69%	0	1	9.09%

Black/African/Caribbean/Black British	0	0%	0	0	0%

Other ethnic group, including Arab	1	7.69%	0	1	9.09%

Not specific/prefer not to say	0	0%	0	0	0%

Note:

1.	The data reported is on the basis of gender identity.

The data contained in the tables on this page was collected as part of the annual declaration process, whereby the Board and the Executive Committee received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity, gender, sexual orientation and disability. The data is used for statistical reporting purposes and is provided with consent. The data in the above tables is as at 31 March 2026, and there have been no changes to the Board, or Executive Committee, in the period between then and the date of this report.

Diversity targets

Target	Progress

The Board aspires to meet and ultimately exceed the target for at least 40% of Board positions to be held by women.	As at 31 March 2026 54% of our Board identified as women.

That at least one of the positions of Chair, CEO, CFO or Senior Independent Director is held by a woman.	As at 31 March 2026 our Group Chief Executive and Group Chief Financial Officer positions are held by women.

That at least one member of the Board is from a minority ethnic background.	As at 31 March 2026, we currently have two Board members from a minority background. Vodafone continually aspires to increase diverse representation on our Board. Independent executive search firms are used to ensure a diverse range of candidates.

92	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Audit and Risk Committee

The Committee oversees the Group’s risk management systems, corporate reporting, internal control and related assurance processes as well as the external audit process. The Committee’s activities in the year included oversight of the Group’s risk, control and compliance processes, including reviewing how they were adapting as a result of both the Group’s ongoing transformation and to new regulatory requirements, including the Corporate Sustainability Reporting Directive and amended Provision 29 in the 2024 Corporate Governance Code.

Chair and financial expert Simon Dingemans Members Michel Demaré Deborah Kerr Anne-Françoise Nesmes (appointed 29 July 2025) Christine Ramon
The attendance at Committee meetings can be found on page 80

Key responsibilities

The responsibilities of the Committee are to:

–	Monitor the integrity of the financial statements, including the review of significant financial reporting judgements;
–	Provide advice to the Board on whether the Annual Report is fair, balanced and understandable, and on the appropriateness of the long-term viability statement and going concern;
–	Review the Group’s Q1 and Q3 trading updates;
–	Monitor the Group’s risk management system, review of the principal risks and the management of those risks;
–	Monitor the activities and review the effectiveness of the Internal Audit function;
–	Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act;
–	Review and monitor the external auditor’s independence and objectivity, and the effectiveness of the external audit; and
–	Review and provide advice to the Board on the approval of the Group’s US Annual Report on Form 20-F.

The Committee’s terms of reference were reviewed and updated during the year to reflect changes to the 2024 UK Corporate Governance Code and to include oversight of ESG disclosures and non-financial reporting.

Click to read the Committee’s terms of reference: vodafone.com/board-committees

Committee governance

Committee meetings are scheduled to take place ahead of Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activities of the Committee and matters of particular relevance. The Board has access to the Committee’s papers and receives copies of the Committee’s minutes. The Committee regularly meets separately with the external auditor, the Group Chief Financial Officer and the Group Audit Director without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process.

The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2024 UK Corporate Governance Code (‘Code’). The appointed

Committee members have competence relevant to the sector in which the Group operates.

Letter from Committee Chair

I am pleased to present my first report as Chair of the Committee. It outlines how the Committee operates and sets out our key activities over the past year. The Committee met six times during the year. The attendance by members at Committee meetings can be seen on page 80. Each meeting agenda included a range of topics across the Committee’s areas of responsibility, as outlined below.

Risk management

–

We undertook our annual review to identify the Group’s principal risks, which formed a key element to the scoping of our business and functional reviews in the year These focused on the effectiveness of the local risk management and control environments and central functional management;

–

We met a number of times during the year with the Group Chief Technology Officer and the Cyber Security, Technology Strategy and Governance Director to review and challenge strategies and activities around cyber threats, data protection, IT resilience and transformation.

Corporate reporting

–	We considered the significant financial reporting judgements that impacted the half-year and year-end reporting. This included impairment reviews, taxation judgements and legal contingencies;
–	We also reviewed the Q1 and Q3 trading updates and the half-year and year-end results announcements;
–	We reviewed this Annual Report. Our work included reviews of the Strategic Report and the going concern and long-term viability statements;
–	The Committee reviewed the heightened
geopolitical risks and supply chain disruption risks resulting from the conflict involving Iran, including potential impacts on the operations and financial position of the Group;
–

Environmental, Social and Governance (‘ESG’) reporting and the future Corporate Sustainability Reporting Directive (‘CSRD’) requirements were also focus areas for the Committee. Alongside the ESG Committee, we considered the appropriateness of disclosures included in this Annual Report.

Internal control

–

The Committee met with the Group Internal Audit Director at each meeting to monitor progress against the annual internal audit plan. We also met with the Group Risk and Assurance Director to review progress on the implementation of amended Provision 29 of the 2024 UK Corporate Governance Code and the Global Director of Compliance and Business Integrity to monitor the work on the 3LOD programme.

–

As part of the year-end closing process, an error was identified relating to the assessment of the recoverability of a deferred tax asset for a new UK tax group that was formed after the completion of the merger of Vodafone UK and Three UK. Remediation activities have commenced to address the control deficiency. This was classified as a material weakness under Section 404 of the US Sarbanes Oxley act. See pages 96 and 126 for further information.

External audit process

–

We are satisfied that our external auditor, Ernst & Young (‘EY’), provides robust challenge to management and offers an independent view to the Committee on key financial reporting judgements and the control environment.

Simon Dingemans

On behalf of the Audit and Risk Committee

19 May 2026

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	93

Audit and Risk Committee continued

Risk management

The Committee performed a series of deep dives with management, focused around the Group’s principal risks during the year.

Principal risk	Area of focus

Cyber threat

Cyber security

The Committee met on a number of times during the year with the Group Chief Technology Officer, the Group Chief Network Officer and the Cyber Security, Technology Strategy and Governance Director. Topics covered included: (i) strategy, (ii) a deep-dive update on cyber risk, including the review of risks relating to ransomware and (iii) incident risk management.

IT resilience and transformation Network resilience and infrastructure competitiveness

Technology resilience

The Committee met with the Group Chief Network Officer for the annual review of the Group’s activities and strategies to mitigate the principal risks around technology resilience.

Supply chain disruption Adverse changes in macroeconomic conditions Company transformation Adverse market competition

Business reviews

The Committee met with a range of markets and business units, with a focus on the operational landscape, local risk assessments and related activity, the control environment and progress against any findings from Internal Audit activities. This included:

– An update on the current macro environment with the CEO European Markets and the Global Supply Chain Director;

– A review of Vodafone Business with the Vodafone Business CEO and CFO;

– A market review with the Vodacom Group CEO and CFO;

– A market review with the CEO and CFO of Vodafone Türkiye and the CEO European Markets;

– A market review and risk update with the CEO of VodafoneZiggo;

– A governance review of the investment portfolio with the CEO Vodafone Investments and Strategy; and

– A review of Vodafone Shared Operations with the CEO of Vodafone Shared Operations.

Company transformation Legal compliance (Watchlist risk)

Three Lines of Defence (‘3LOD’) programme

The Committee met with the Global Director of Compliance and Business Integrity in November 2025 and March 2026 to receive updates on the Group’s 3LOD programme. The programme will further strengthen the Group’s internal policy framework and the implementation of a number of enhancements to the framework.

Legal compliance (Watchlist risk)

2024 UK Corporate Governance Code (‘Code’)

The Committee received updates from the Group Risk and Assurance Director in September 2025, January 2026 and May 2026 on the approach and progress with preparing for amended Provision 29 in the Code that is effective for the year ending 31 March 2027.

Data management and privacy

Data

The Committee met with members of the data governance and privacy teams to review and challenge the Group’s strategy and activities around data management risk and how compliance standards are being met.

Corporate reporting

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

In addition, the Committee reviewed the unaudited Q1 and Q3 Trading updates with management, together with any key judgements that had been applied.

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

Fair, balanced and understandable

The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment is supported by the Group’s Disclosure Committee, which reviews and assesses the appropriateness of investor communications including the Annual Report and results announcements. The Disclosure Committee is chaired by the Group Chief Financial Officer who briefs the Committee on the Disclosure Committee’s work and findings.

The Committee reviewed the processes and controls that underpin the Annual Report’s preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members, as well as considering the interests of other stakeholders that will have an impact on the Company’s long-term success.

The Committee reviewed a draft of the Annual Report to enable input and comment. The review is performed in conjunction with the ESG Committee members and included the review of Task Force on Climate-related Financial Disclosures (’TCFD’) and ESG-related disclosures. This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code. The Committee also reviewed the results announcements.

94	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Audit and Risk Committee continued

Significant financial reporting judgements

The areas considered and actions taken by the Committee in relation to the 2026 consolidated financial statements are outlined below. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements.

Area of focus	Actions taken

Impairments

Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions.

See note 4 ‘Impairment losses’ in the consolidated financial statements.

The Committee met with the Group Financial Controlling and Operations Director in November 2025, March 2026 and May 2026 to discuss the impairment assessments undertaken for both the half-year and year-end results, and to challenge the appropriateness of assumptions made, including:

–  Management’s valuation methodology;

–  The achievability of the Group’s five-year business plans;

–  The potential impacts of market factors on the Group’s businesses and their business plans;

–  The long-term growth assumed for the Group’s businesses at the end of the plan period; and

–  The discount rates assumed in the valuation of the Group’s businesses.

Portfolio changes

A number of portfolio changes completed during the year, including:

–  In May 2025, Vodafone UK completed its merger with Three UK.

–  In September 2025, the Group completed the acquisition of Telekom Romania and its post-paid customer base.

–  In December 2025, the Group completed the acquisition of Skaylink GmbH.

–  In December 2025, Vodacom completed the acquisition of a stake in Maziv.

Other portfolio changes were announced, including:

–  In December 2025, the Group announced that the Vodacom Group has agreed to increase its stake in Safaricom to 55%. Completion of the acquisition is subject to certain conditions and is currently prevented by a court order.

–  In February 2026, the Group announced that it has agreed to sell its interests in VodafoneZiggo.

See note 7 ‘Discontinued operations and assets held for sale’, note 27 ‘Acquisitions and disposals’ and note 33 ‘Subsequent events’ in the consolidated financial statements.

The Committee met with the Group Financial Controlling and Operations Director in September 2025, November 2025, March 2026 and May 2026 who outlined the key accounting and disclosure impacts in relation to the transactions in the consolidated financial statements.

In particular, the Committee reviewed the following:

–  The key accounting implications of the merger of Vodafone and Three in the UK, including the conclusion that, for accounting purposes, the Group controls and therefore consolidates VodafoneThree Holdings Limited through its 51% shareholding and associated rights;

–  The key accounting implications of the stake increase in Safaricom, notably that Safaricom will, from the completion date of the transaction, be consolidated; and

–  Progress of the purchase price allocation work undertaken for the completed transactions.

Area of focus	Actions taken

Revenue recognition

Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems.

See note 1 ‘Basis of preparation’ in the consolidated financial statements.

The accounting policy for and related disclosure requirements of IFRS 15 that have been presented in the Annual Report were reviewed in March and May 2026.

The Committee considered the scope of EY’s planned revenue audit procedures and their related audit findings and observations at its meetings in November 2025 and May 2026.

Liability provisioning

The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers and suppliers.

See note 16 ‘Provisions’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements.

The Committee met with the Director of Litigation in November 2025 and May 2026 in advance of the half-year and year-end reporting, respectively.

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

See note 6 ’Taxation’ in the consolidated financial statements.

The Committee met with the Group Tax Director in November 2025 and May 2026 in advance of the half-year and year-end financial reporting, respectively. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures and reviewed the processes and controls determining the provisioning and other items. .

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	95

Audit and Risk Committee continued

Regulators and our financial reporting

The Financial Reporting Council (‘FRC’) publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications and updates our external financial reporting to reflect best practice as required.

In February 2026, the FRC notified the Group that it had completed a review of the Annual Report for the year-ended 31 March 2025. No questions or queries were raised which required a formal response to the FRC.

The FRC’s role is to consider compliance with reporting standards and not to verify the information provided. Therefore, given the scope and inherent limitations of their review, which does not benefit from any detailed knowledge of the Group, it would not be appropriate to infer any assurance from their review that our Annual Report for the prior year-ended 31 March 2025 is correct in all material aspects.

2024 UK Corporate Governance Code

In January 2024, the FRC published an updated UK Corporate Governance Code which came into effect during the year ended 31 March 2026, excluding amended Provision 29 which requires Companies to report on the effectiveness of material financial, operating, reporting and compliance controls. Provision 29 is effective for the year ending 31 March 2027.

The Group believes it is well placed to meet this new requirement given its existing risk, compliance and assurance frameworks including its controls over financial reporting arising from the US Sarbanes-Oxley Act. The Committee met with the Group Risk and Assurance Director several times during the year on the approach and progress with Provision 29.

The scope of our material internal controls has been identified along with the level of internal attestation work that will be performed to support the Board’s declaration of effectiveness of the controls.

Corporate Sustainability Reporting Directive

In September 2025 and January 2026, the Committee received an update on the Group’s readiness activities to meet the requirements of the CSRD. The Group has a central team responsible for the delivery of CSRD compliance within the existing ESG finance team. Progress towards compliance continues to be closely monitored by management.

Long-term viability statement and going concern assessment

The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment.

Read more about the long-term viability statement on page 64

Read more about the going concern assessment on page 96

At our meeting in May 2026, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement and going concern.

This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group’s prospects made by management included consideration of:

–	The appropriateness of the three year review period and alignment with the Group’s internal long-term forecasts;
–

The assessment of the capacity of the Group to remain viable after consideration of future cash flows, including the impact of the agreement for the buyout of CK Hutchison Group Telecom Holding Limited’s 49% interest in VodafoneThree

Holdings Limited (‘VodafoneThree’) and Vodacom’s acquisition in Safaricom;
–	Expected debt service requirements, undrawn facilities and access to capital markets;
–	The modelling of the financial impact of severe but plausible risk scenarios materialising; and
–

The thoroughness of disclosure in relation to the Group’s liquidity provided in the consolidated financial statements. See note 22 ‘Capital and financial risk management’ in the consolidated financial statements.

Internal control

The Committee has primary responsibility for the oversight of the Group’s system of internal control framework, the compliance framework and the work of the Internal Audit function.

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

Internal Audit activities are based on a robust methodology, and the internal quality assurance improvement programme ensures conformity with the International Professional Practices Framework (‘IPPF’), including the Global Internal Audit StandardsTM and supports the continuous improvement and development of the internal audit methodology in line with leading professional practices. Conformity is independently assessed every three years through an external quality review. Deloitte’s

December 2024 assessment confirmed that Vodafone’s Internal Audit function fully aligns with the International Professional Practices Framework, including the IIA Standards and Code of Ethics, maintaining its highest ‘Generally Conforms’ rating. The review also concluded that the function operates at a level comparable to the most innovative Internal Audit teams in the FTSE 100, more commonly seen in the Financial Services sector.

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

During the year, Internal Audit focused its coverage around the Group’s principal risks, including Cyber threat and Data management and privacy. Through thematic reviews, assurance was also provided across key technology, regulatory and operational risk areas. This included assessments of cyber and data security controls, data protection and sovereignty obligations, commercial and Vodafone Business processes, core finance activities and critical M-Pesa system interfaces, reflecting a broad span of coverage across the Group’s principal risk areas. The activities performed by the shared service organisation continue to receive ongoing focus due to the significance across many processes.

96	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Audit and Risk Committee continued

Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion. The Internal Audit function continues to strengthen its effectiveness by investing in new approaches and technologies, particularly artificial intelligence. Its advanced use of data analytics is enabling broader coverage, deeper testing, and more insightful analysis.

Assessment of the Group’s system of internal control, including the risk management framework

The Group’s risk assessment processes and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties as set out on pages 60 to 62, and a range of mitigations as set out on page 63.

The Group has an internal control environment designed to protect the business from the material risks that have been identified. Management is responsible for establishing and maintaining adequate internal controls, and the Committee has responsibility for reviewing the effectiveness of those controls.

Oversight of the Group’s compliance activities in relation to Section 404 of the US Sarbanes-Oxley Act also falls within the Committee’s remit.

The Committee considered the process by which Group management assessed the control environment, in accordance with both the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC and Section 404 of the US Sarbanes-Oxley Act.

This activity was supported by (i) reports from the Group Audit Director, (ii) a review of the Group’s principal risks with the Group Risk and Assurance Director, and (iii) reviews of the Group’s second line of defence with the Global Director of Compliance and Business Integrity, the Group Risk and Assurance Director and the Group Audit Director.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and has responsibility for assessing the effectiveness of those controls.

During the year, the Committee received regular updates from management on the Group’s Section 404 compliance programme and the broader financial control environment. The Committee continued to challenge management to ensure that the nature, scope and precision of control activities evolve appropriately in response to changes in the Group’s risk profile, including the introduction of new or non-routine processes.

The Committee also took an active role in monitoring the Group’s compliance activities, including receiving reports during the year covering programme-level strategy, the scope of compliance work performed and the results of controls testing.

The Committee also received updates from the external auditor on the status and findings of its work.

The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls.

During the year-end close process, the Committee was informed of an error relating to the assessment of the recoverability of a deferred tax asset for a new UK tax group that was formed after the completion of the merger of Vodafone UK and Three UK. This arose from a design and operating deficiency in our internal controls over financial reporting relating to deferred tax accounting. Details of this are set out on page 126.

The Committee reviewed management’s assessment of the issue including the root cause, the financial reporting impact and management’s response to the control deficiency, which was classified as a material weakness. It will continue to monitor progress against remediation plans and seek assurance over the design and sustained operating effectiveness of enhanced controls before considering the matter remediated. It was concluded that internal control over financial reporting under Section 404 of the US Sarbanes Oxley Act was, as a result, not effective.

More broadly, where specific areas for improvement were identified across the full scope of our work, remediation actions have been identified. This allows us to provide positive assurance to the Board to help fulfil its existing controls obligations under the UK Corporate Governance Code

‘Speak Up’ channel

The Group operates a ‘Speak Up’ channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations from the Chief Human Resources Officer.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	97

Audit and Risk Committee continued

External audit process

The Committee has primary responsibility for overseeing the relationship with the external auditor. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner.

External auditor appointment

The last external audit tender took place in 2019, which resulted in the appointment of Ernst & Young LLP (‘EY’) for the financial year ended 31 March 2020. Michael Rudberg is the lead audit engagement Partner and has held this role for two years and been a Partner on the team since EY’s appointment. Accordingly, the year ended 31 March 2026 is the last year on the engagement for Michael Rudberg and the lead audit engagement Partner role will transition to Simon O’Neill for the year ending 31 March 2027.

The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years after the first financial year of appointment. In deciding whether to conduct an external audit tender, the Committee considers a range of factors, including the potential cost and efficiency benefits of retaining the incumbent auditor.

The Group has complied with the relevant provisions of the Competition and Markets Authority Statutory Audit Services Order 2014 for the financial year under review.

External audit plan

EY presented to the Committee its detailed audit plan for the 2026 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process. The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls.

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

EY audit and non-audit fees

Total fees payable to EY for audit and non-audit services in the year ended 31 March 2026 amounted to €36 million (FY25: €30 million).

	FY26 €m	FY25 €m

Audit fees	34	27

Non-audit fees – Audit-related	1	3

Non-audit fees – Other assurance	1	–

Non-audit fees – Tax fees	–	–

Total	36	30

Fees payable to auditors other than EY for audits of certain subsidiaries for the year ended 31 March 2026 were €11 million (2025: €nil).

See note 3 ‘Operating profit’ in the consolidated financial statements for more information.

Audit fees

The Committee reviewed and discussed the fee proposal and was engaged in agreeing audit scope changes. Following the receipt of internal assurance that fees were reasonable for the scope of work required, the Committee agreed an audit fee of €34 million for statutory audit services in the year (FY25: €27 million).

Non-audit fees

To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services (‘the policy’). The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services.

The policy incorporates the requirements of the FRC’s 2024 Ethical Standard, including a ‘whitelist’ of permitted non-audit services which mirrors the FRC’s Ethical Standard.

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

Non-audit fees in the year were €2 million (FY25: €3 million).

Vodafone did not incur any tax fees with EY and EY did not provide any products or services to Vodafone other than the audit and audit-related services disclosed above.

98	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Technology Committee

The role of the Technology Committee is to support the Board by providing expert oversight and monitoring of the Group’s technology strategy, as well as assessing technology risks, understanding resource and talent requirements, and exploring new innovations that may enable future growth.

Chair Simon Segars Members Deborah Kerr Delphine Ernotte Cunci Stephen A. Carter CBE

The attendance at Committee meetings can be found on page 80

Key responsibilities

The responsibilities of the Committee are to:

–	Oversee, monitor and challenge the Group’s technology strategy;
–	Review long-term technology plans and budgets, including capital investment, resourcing, skills and prioritisation;
–	Understand future technology developments, industry trends and technology innovation that may impact the Group strategy;
–	Review technology risks, disruptors and mitigations;
–	Participate in deep dives into particular topics, innovations or plans;
–	Assess whether the technology strategy is consistent and enabling the overall Group strategy;
–	Review technology strengths, weaknesses, opportunities and threats with executive management to oversee actions being taken in each area. This will include a focus on disruptors and risks that could adversely impact the strategy;
–	Review significant transformation and technology programmes; and
–	Review technology supply chain, partnerships and external relationships that underpin the strategy.

Letter from Committee Chair

During the year, the Committee met four times to review a variety of topics within its remit, consistently aligning with Vodafone’s strategic pillars: Customers, Simplicity, and Growth.

A key objective of the Committee is to provide independent oversight and constructive challenge regarding technology strategy and direction. Throughout the year, the Committee discussed issues such as Vodafone’s evolving approach to satellite telecommunications, enabling members to facilitate in-depth technical discussions with the Board.

I have provided the Board with an overview of this year’s Committee activities and look forward to continuing to chair the Committee.

Simon Segars

On behalf of the Technology Committee

19 May 2026

Focus during the year

The Technology Committee met with senior leaders of the technology team including the Chief Technology Officer and Chief Network Officer on four occasions during the year ended 31 March 2026. The topics covered are summarised below.

May 2025

The Committee reviewed Vodafone’s technology strategy for satellite telecommunications discussing opportunities to use low earth orbit satellites for direct-to-mobile and fixed broadband connectivity to extend coverage and complement terrestrial networks in Europe and Africa.

Mobile and fixed access network deployment plans, coverage expansion, and investment priorities for FY26 were also reviewed in line with our ambition for network performance excellence and competitive positioning.

July 2025

Following approval from the UK Competition and Markets Authority (CMA) for Vodafone UK’s merger with Three UK and launching the VodafoneThree Joint Venture in June 2025, we reviewed our five-year investment strategies, execution plans, and necessary governance required to integrate the network and IT estates of both entities.

Our discussions covered all controls in place to comply with CMA obligations such as improving network quality and expansion of 5G population coverage for our customers. We also appraised the creation of an independent oversight governance framework to monitor sensitive activities that could affect UK national security.

November 2025

We conducted a review of the radio spectrum used in our terrestrial mobile networks, examining frequency bands, their benefits, our current assets, future spectrum needs and opportunities for supporting customer demand in Europe and Africa.

We also explored how Vodafone Intelligent Solutions (VOIS) can better deliver scalable, cost-effective, and innovative shared services, ensuring its technology strategy aligns with Vodafone’s objectives for digital transformation, efficiency, growth, and customer experience.

At this and subsequent meetings, the Committee monitored the progress of our IT transformation programme in Germany and the VodafoneThree integration plan via regular status reports and received updates on Vodafone’s use of AI as a standing agenda item.

January 2026

The Committee assessed Vodafone’s ability to scale Digital & IT capabilities to support flagship mobile device launch events, with particular focus on Germany, UK and Ireland. We examined the architectural design and engineering techniques that help ensure a successful launch, combining with IT modernisation and VOIS collaboration.

We evaluated how quantum computing has the potential to disrupt our sector and considered Vodafone’s preparations for post-quantum readiness. The emergence of quantum technology offers strategic advantages but also poses significant risks, making it a continuing priority for the Committee.

Finally, we explored Vodafone’s evolving sovereign cloud strategy that looks to combine trusted hyperscaler partnerships with our network expertise to deliver flexible sovereignty levels, balancing regulatory demands with innovation, resilience, and cost efficiency.

Key focus for the next year

Next year we will continue to look at existing and new technologies that drive innovation, support our company’s strategy, and drive growth. Our focus remains of leveraging technology to enhance customer experience and build trust. Strategy discussions will consider how we manage both opportunities and risks.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	99

ESG Committee

The ESG Committee provides independent oversight on behalf of the Board, monitoring our ESG rogrammes, performance, and our contribution to societies in which we operate.

Chair Amparo Moraleda Members Jean-François van Boxmeer Christine Ramon Simon Segars Anne-Françoise Nesmes

The attendance at Committee meetings can be found on page 80

Key responsibilities

The responsibilities of the Committee are to:

–	Provide oversight of our ESG strategy, in addition to monitoring the progress of our mission (Protecting the Planet, Empowering People and Maintaining Trust);
–	Review and provide guidance on the implementation of the ESG strategy, related policies and programmes;
–	Oversee progress against ESG commitments and targets, providing advice and direction;
–	Monitor performance of external ESG indices;
–	Understand future ESG developments, industry trends and regulation that may impact our strategy or reputation; and
–	Provide joint oversight and effective governance with the Audit and Risk Committee (‘ARC’) over the ESG content for disclosures and regulatory compliance.

Click to read the Committee’s terms of reference: vodafone.com/board-committees

Letter from Committee Chair

On behalf of the Board, I am pleased to present our ESG Committee report for the year ended 31 March 2026.

In FY26, the ESG Committee met four times, and discussed a range of topics across the Committee’s areas of responsibility. The meetings provide an opportunity to foster close alignment with the senior leaders driving our mission and ESG agenda, to enable Vodafone to deliver against its ESG objectives.

An important objective of the ESG Committee is to provide external perspectives and challenge the ESG programme and direction. Therefore, it is important that our Committee members bring a wealth of experience across the domains that relate to ESG, complemented by specialist industry expertise. To learn more about the composition of our ESG Committee and the core competencies of its members, please refer to page 99.

In March 2025, our Board also participated in ESG training, which clarified their director responsibilities with regard to ESG compliance and enhanced their understanding of ESG value creation ahead of the FY26 meetings.

I have reported this year’s Committee work to the Board. Following the conclusion of the 2026 AGM I will be stepping down as Chair of the ESG Committee. Anne-Françoise Nesmes will be appointed as Chair of the Committee with effect from the same date.

Amparo Moraleda

On behalf of the ESG Committee

19 May 2026

Focus during the year

During the year the ESG Committee engaged with senior leaders across many business functions and operating companies, all of whom are responsible for key ESG strategic deliveries. Each meeting is supplemented by our ‘need to know paper’, which outlines key insights from the last quarter across ESG policy and regulation, litigation and corporate action. These insights inform deep dives on specific areas of ESG during the sessions, with focuses highlighted in the summaries below.

July 2025

The Committee received an update on FY25 performance following the publication of the Annual Report, helping to identify priority areas for FY26. It also reviewed and discussed revisions to the annual Modern Slavery Statement, confirming the strategic focus for the year ahead. In addition, the Committee discussed the yearly Transparency report, a voluntary disclosure outlining our approach to law enforcement and government assistance.

November 2025

In November, the Committee received a briefing on developments across the circular economy landscape and a progress update on our circularity programme. Members also discussed the strategic drivers behind the supply chain due diligence transformation, including long-term ambitions and the roadmap for delivery. A further paper provided an overview of the initiatives in place to drive progress in Scope 3 emission reductions. This supported discussions around current constraints and next steps were agreed.

January 2026

The Committee received two programme-level updates in January. The first reviewed the annual progress of the Empowering People strategy, highlighting both its impact and commercial value. The second provided an overview of our child safety programme, including progress and future focus areas. The Committee also considered a paper on ESG macro-trends, which outlined the external forces shaping corporate sustainability and their implications for our strategy.

March 2026

In March, Vodafone Business shared insights with the Committee on the role of ESG credentials in protecting revenues from business and public sector customers. The Committee also discussed the potential for ESG to support future growth opportunities. In addition, members received an update on our climate strategy, including planned revisions for the next phase of the climate transition plan and the strategic approach to neutralising residual greenhouse gas emissions. Furthermore, proposed revisions to the ESG governance architecture were highlighted to the members for awareness and the Committee reviewed the updated terms of reference.

Key focus for the next year

Looking forward, the Committee will continue to monitor developments across the ESG landscape and ensure we are prepared for emerging regulatory requirements, such as the EU’s Corporate Sustainability Reporting Directive (‘CSRD’) and the Corporate Sustainability Due Diligence Directive (‘CSDDD’), in addition to the UK’s Sustainability Reporting Directive (‘UK SRS’).

In addition, the Board will draw insights from their industry expertise to explore the potential for ESG to contribute towards business growth through value creation, as the economy responds to ESG macro-trends.

100	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Letter from the Remuneration Committee Chair

On behalf of the Board, I present our 2026 Directors’ Remuneration Report.

This report includes our new Directors’ Remuneration Policy (Policy), which will be submitted for shareholder approval at the 2026 AGM, and our 2026 Annual Report on Remuneration which includes details of Remuneration arrangements in respect of the year to 31 March 2026 and a summary of how we intend to apply the Policy during the year to 31 March 2027.

Business performance context

This year we set out to deliver accelerated growth across Europe and Africa following the last three years of successfully streamlining our portfolio, resetting our capital structure, and refocussing efforts on improving the customer experience. Our FY26 financial results show that we are delivering against our objectives, demonstrated by delivering at the upper-end of our FY26 guidance.

Key milestones in Europe included the UK merger with Three UK, where we are rapidly delivering on our commitment to building a best-in-class mobile network and applying our multi-brand strategy and utilising cross-selling opportunities between Vodafone and Three customers. Elsewhere in Romania, we have built scale through the acquisition of Telekom Romania assets, positioning us well for accelerated growth. In Africa we announced that Vodacom Group has agreed to acquire a controlling stake in Safaricom, creating greater scope for growth in the region. Completion of the acquisition is subject to certain conditions and is currently prevented by a court order.

These results are reflected in our outcomes for the 2026 Global Short-Term Incentive (‘GSTIP’), and 2024 Global Long-Term Incentive (‘GLTI’) awards, with both awards achieving above target outcomes.

In regards to the annual bonus, we delivered good outturns across our Customers and Growth measures. Our achievement levels for adjusted free cash flow, service revenue, and NPS were particularly strong, and we reported above target performance for EBIT, churn, and revenue market share.

The results of our 2024 GLTI award also demonstrated effective cash flow management reflected by maximum vesting for the FCF measure. For our ESG measure we made progress against our net zero and female representation in management ambitions, and achieved our overall ambition for financial inclusion of servicing over 75m financial inclusion customers by 2026.

Remuneration outcomes during 2026

GSTIP performance

(1 April 2025 – 31 March 2026)

Annual bonus performance during the year was determined against both financial and strategic measures aligned to our strategic priorities of Customers and Growth. The four measures underpinning Growth, equivalent to 70% of the award, include service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), and revenue market share (‘RMS’) (10%). The measures under the Customers element, equivalent to 30% of the award, include NPS (20%) and churn (10%).

Overall performance under the GSTIP was above the mid-point of the target range. The combined performance resulted in an overall bonus payout of 64.5% of maximum.

Read more on pages 110 and 111

GLTI performance

(1 April 2023 – 31 March 2026)

The 2024 GLTI award (granted July 2023) was subject to adjusted FCF (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. All performance conditions were measured over the three-year period ending 31 March 2026.

Adjusted FCF performance finished at the top of the range, resulting in 100.0% of this element vesting. Relative TSR outperformance was below the median of the peer group resulting in no vesting under this measure. ESG performance was assessed against three metrics and vested at 100.0%. This resulted in an overall vesting percentage for the 2024 GLTI of 70.0% of maximum.

Read more on pages 111 and 112

Fair pay

A key pillar of our executive remuneration arrangements is ensuring that they reflect the experiences of our wider workforce. Our six fair pay principles which we globally measure ourselves against each year form an important foundation for this. This work has ensured we are well placed for the incoming EU Pay Transparency Directive, which will impact colleagues based in EU member states. Through harnessing the scale of the Group, we have designed approaches that comply with local requirements and help embed a culture of openness about pay.

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

Review of Directors’ Remuneration Policy

Our current Policy was approved in 2023 and has operated since then without amendment. In line with our triennial review cycle, we are proposing updates to the policy. The new Policy is enclosed on pages 103 to 108. Vodafone has undergone significant change since Margherita Della Valle was appointed as Group Chief Executive in 2023. Our strategy, focused on Customers, Simplicity and Growth, has transformed the shape of the Group. In particular, right-sizing Europe for growth whilst simplifying our structure. This change has included the disposal of our Spanish and Italian businesses and the completion of the merger with Three in the UK. These changes gives us a firm foundation for growth as our year end results demonstrate. Against this backdrop, the Remuneration Committee reviewed the Policy to ensure it continues to support our growth trajectory.

Objective of review

In reviewing the Policy, the Committee’s key objectives were to ensure that it reflects the evolving shape of the business, supports the next phase of growth, and enables the attraction of the talent required to deliver the Group’s strategy, drive innovation and unlock new revenue streams. Overall, the Committee concluded that elements of the existing approach should be enhanced to better support these objectives. In particular, the Committee was unanimous in its decision to strengthen the incentive for management to drive share price growth through the introduction of Market Value Share Options (‘MVSO’), which also supports the need to compete for talent in adjacent sectors such as technology. The Committee felt strongly that the importance of free cash flow and concerns around the relative TSR peer group should be reflected. The proposed changes, which focus on plan structure rather than quantum, are summarised in the table on the next page, together with the rationale for each change.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	101

Letter from the Remuneration Committee Chair continued

Policy consultation and proposed changes

Over the last year the Committee reviewed our current Policy and developed its proposals to better align our Long-Term Incentive with our strategy. A crucial part of this process has been actively engaging with a variety of shareholders, investor bodies and proxy agencies to discuss their views on the proposals before finalising the Policy which will be submitted for approval at the 2026 AGM. We were pleased that these stakeholders expressed support for the changes outlined and clearly understood the strategic rationale of how the proposals support the broader Company objectives. I would like to thank those we engaged with for their valuable input and thoughtful questions which helped us refine the detail of our proposed Policy.

The below table summarises the key changes proposed and the rationale for each item. Only item one below represents a change to the Policy; item two is a matter of policy implementation but the Committee recognise that this is a critical aspect of how remuneration is operated and supports the strategy. Other key aspects of policy are unchanged, such as incentive maximum opportunity levels, the GSTIP structure and share ownership requirements. These are included in our Policy on pages 104 to 106.

Summary of proposed changes

Item	Current design	Proposed change	Further detail	Rationale
1	The Long-Term Incentive is fully delivered through the GLTI, of which shareholder returns are measured through the Relative TSR measure (30% of award).	Introduction of Market Value Share Options (‘MVSO’) in addition to the existing Global Long Term Incentive (‘GLTI’).

– Share options will replace a portion of the GLTI on a neutral fair value basis, with no increase to the overall variable incentive opportunity for Executive Directors.

– The MVSO opportunity level will be equivalent to 30% of the Executive Director’s maximum opportunity level.

– The options will vest three years after grant and remain exercisable for a further seven years.

– The exercise price of the options will be set using the prevailing share price at the time of grant.

– The number of options granted will be determined by reference to the Black-Scholes valuation each year prior to grant.

To provide a simple, growth-focused incentive that strengthens alignment between management and shareholders by directly linking the value of awards to absolute share price growth. In addition, share options are expected to support the Group’s ability to attract and retain high-calibre talent, particularly within the technology sector and in markets beyond the UK, to support the next phase of growth.
2	60% Free Cash Flow, 30% Relative TSR, and 10% ESG.	Adjustment of the GLTI performance measures and weightings.	– Relative TSR will be removed as a measure. – Weight of Adjusted Free Cash Flow (FCF) rebalanced to 90% (currently 60%). – The remaining 10% will continue to be linked to ESG ambitions.

Address existing challenges with Relative TSR measure and relevance of peer group. The size of the TSR peer group has reduced from nine companies in 2022 to six companies for the 2026 award. In addition, the relevance of certain constituents has diminished following the Group’s recent resizing of the portfolio. As the Group has evolved, and as the telecoms sector has continued to consolidate, it has become increasingly difficult to identify additional peers that are both suitable and sufficiently comparable. Against this backdrop, the Committee concluded that it was appropriate to remove the relative TSR metric. This decision was further supported by the strengthened focus on share price growth through the introduction of the MVSO award.

Furthermore, the significant weighting on FCF within the GLTI is considered fully appropriate for the business at this point in time. Discussions with shareholders and the Board have consistently highlighted the critical importance of FCF in supporting capital investment in the network and digital services, servicing customers, and funding sustainable returns for shareholders. The Committee is cognisant of the importance of robust target-setting, particularly given the increasing prominence of free cash flow, to ensure that targets remain appropriately stretching and aligned with the delivery of the Group’s strategic objectives. While FCF operates as a measure in both the annual bonus and the LTIP, the Committee considers this appropriate due to the balance of the varying calibration and time horizons, as well as the desire to incentivise the broader workforce on FCF through the GSTIP.

102	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Letter from the Remuneration Committee Chair continued

Remuneration arrangements for 2027

Alignment with our culture and people strategy

To deliver our growth strategy it is important that we attract and retain highly skilled talent at a leadership level. To enable this, it is critical our reward packages remain competitive in the talent markets we operate in. With this in mind we reviewed the remuneration of our Executive Directors against our peers in the FTSE 30 and the telco industry and agreed to a 3.0% increase to the Group Chief Executive’s base salary.

Read more about the 2026 base salary arrangements on page 118 of this Annual Report

When reviewing the base salary of our Executive Directors, we continue to align the level of increase to the wider workforce in the UK, in keeping with our fair pay philosophy. More broadly, we also continue to engage with colleagues on pay through a variety of different channels, such as our annual employee survey, known as ‘Spirit Beat’, where we ask employees if they feel fairly compensated for the work they do. Our workforce engagement leads also attend employee forums in Europe and Africa to understand employee views on a range of topics, and this years’ topics included talent attraction, wellbeing, customer experience and workplace transformation.

Read more about our culture and people strategy on page 38 of this Annual Report

Board changes

Luka Mucic stepped down from the Board as the Group Chief Financial Officer on 30 November 2025. Pilar López became our new Group Chief Financial Officer and was appointed to the Board on 1 December 2025. Her remuneration package aligns with our current Remuneration Policy and is summarised in the table on the right.

Base salary

Following the 2026 salary review, the Committee agreed the following decisions for the Executive Directors:

–	Group Chief Executive (Margherita Della Valle): £1,332,565 (3.0% increase)
–	Group Chief Financial Officer (Pilar López): £725,000 (no change)

Annual bonus (‘GSTIP’)

During the year the Committee determined that measures and weightings under the 2027 annual bonus will remain the same as for 2026 on the basis they continue to support our Company strategy.

The measures under the annual bonus plan are as follows:

–	Growth (70%): service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%) and revenue market share (10%).
–	Customers (30%): net promoter score (20%) and churn (10%).

Read more on page 119

Long-term incentive (‘LTI’)

The Committee approved the adjusted structure of the GLTI, set out on page 101. The award will be measured against 90% adjusted FCF and 10% ESG.

Subject to approval of our proposed 2026 Directors’ Remuneration Policy, Executive Directors will receive a 2027 MVSO award, which will be equivalent to 30% of their maximum LTI opportunity.

Read more on page 119

Looking ahead

The rest of this report sets out both our proposed 2026 Directors’ Remuneration Policy which will be shared for approval at the 2026 AGM, and our Annual Report on Remuneration, which details all the remuneration arrangements for this year as well as providing details on incentive outcomes.

Following the conclusion of the 2026 AGM I will be stepping down as Chair of the Remuneration Committee. Christine Ramon will be appointed as Chair of the Committee with effect from the same date.

Amparo Moraleda

On behalf of the Remuneration Committee

19 May 2026

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	103

Remuneration Policy

Remuneration Policy – notes to reader

In this forward-looking section we describe our Directors’ Remuneration Policy (‘Policy’). We have set out the factors considered when determining the Policy (this page), a description of the elements of the reward package (pages 104 and 105), including an indication of the potential future value of this package for the Executive Directors (page 106), and the Policy applied to the Chair and Non-Executive Directors (page 108).

We will be seeking shareholder approval for our Policy at the 2026 Annual General Meeting (‘AGM’) and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 101.

Our proposed Policy has been outlined below and builds on the current Policy approved by shareholders in 2023 with a number of key changes proposed regarding the structure and operation of our Long-Term Incentive plan, aligned to the rules of our Global Incentive Plan. The Committee considered a wide range of factors and undertook extensive engagement with stakeholders as part of their review of the Policy.

A summary of the opportunities identified by the Committee, the proposed Policy changes, and the engagement with investors can be found in the Remuneration Committee’s Chair Letter on page 100 of this year’s Directors’ Remuneration Report.

Remuneration Policy

Factors considered when determining Remuneration Policy

The Remuneration Committee reviewed multiple factors when considering the Directors’ Remuneration Policy, including the extent to which the current policy supports our objectives, aligns with the experiences of key stakeholders, and considers wider employee pay structures elsewhere in the Company.

Policy objectives

Our policy aims to achieve the following objectives:

–	Incentivise the delivery of our strategy and mission by linking reward outcomes to short- and long-term performance.
–	Generate sustainable returns for shareholders by managing risks to prevent excessive reward.
–	Attract and retain critical talent, offering competitive reward packages in the global talent markets we operate in.
–	Operate pay structures that are simple, have a clear purpose, and are transparent.

Experience of wider stakeholders

A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, customers, employees, external bodies, and wider society. Further details of how we engage with, and consider the views of, each of these stakeholders are set out on page 115 of the 2026 Directors’ Remuneration Report. The Remuneration Committee chair’s letter sets out on page 101 the consultation process that the Company has undertaken with its shareholders in formulating the Policy.

Listening to and consulting with our employees forms part of our Company’s culture and engagement can take different forms in each market to most effectively surface views. This includes our annual ‘Spirit Beat’ survey, which attracts very high levels of participation from employees and includes a question on fair pay, FAQ sessions with business leaders conducted online and face-to-face, use of digital communication channels to connect to all our people, and our regional employee forums in Europe and Africa, attended by our workforce engagement leads.

Read more on how we engage our workforce on page 38.

Whilst we do not formally consult directly with employees on the Directors’ Remuneration Policy, the Remuneration Committee is briefed on pay and employment conditions across our wider footprint. The Company operates Sharesave, a UK employee share plan, as well as other discretionary share-based incentive arrangements, which means that the wider workforce have the opportunity to become shareholders in the Company and are able to vote on the Remuneration Policy in the same way as other shareholders.

Employee arrangements elsewhere in the Company

While our remuneration policy follows the same fundamental principles across the Group, for example including an opportunity to share in our success through global eligibility of our annual bonus and commission plans, packages offered to employees reflect differences in market practice in the different countries, role and seniority. The remuneration structure for our Executive Committee is essentially the same as for the Executive Directors with some minor differences, for example smaller award levels of shares as well as local benefit variances. The remuneration for the next level of management, our Vodafone Leadership Team (‘VLT’), again follows the same principles with company performance assessed in their annual bonus and LTI awards. They receive conditional share awards, these are partly delivered in shares without performance conditions and partly delivered in shares with performance conditions. The relative weight of performance shares increases as they progress into more senior roles.

Read more on our approach to remuneration for other employees on page 115.

Performance measures and targets

Our Company’s strategy and business objectives are the primary consideration when we are selecting performance measures for our GSTIP and GLTI plans (pages 104 and 105). The targets within our incentive plans relate to internal financial measures (such as revenue, profit and cash flow) which are typically determined based on our budgets. Targets for strategic measures (such as customer and ESG measures) are set based on the Company’s objectives and mission. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum.

As in previous remuneration reports, we will disclose the details of our performance metrics for our short- and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the remuneration report following the completion of the financial year.

At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, and/or material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate.

104	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Remuneration Policy continued

Remuneration Policy table

Each component of our reward packages looks to achieve the objectives of our Remuneration Policy, and is outlined in the tables below.

Fixed pay: Base salary

Objective	– Attract and retain critical talent.

Operation

Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decisions are primarily influenced by:

– individual’s level of skill and experience and the position’s scope of responsibilities;

– business performance, scarcity of talent, economic climate and market conditions;

– increases elsewhere within the Group; and

– external comparator groups (which are used for reference purposes only) made up of companies of similar size, complexity, and geographies to Vodafone.

Opportunity	Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, retention risks, material changes to the business and exceptional Company performance.

Performance	None.
metrics

Fixed pay: Pension

Objective	– Attract and retain critical talent.

Operation	– Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension.

Opportunity	– The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary).

Performance	None.

metrics

Fixed pay: Benefits

Objective	– Attract and retain critical talent.

Operation

– Travel-related benefits. These may include (but are not limited to) a company car or cash allowance, fuel and access to a driver where appropriate.

– Private medical, death and disability insurance and annual health checks for the Executive Directors and their families.

– In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation and international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation, and tax and legal support.

– Other benefits are also offered in line with the benefits offered to other employees, for example, our UK employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday etc.

Opportunity

– Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment, though no monetary maximum has been set.

– We expect to maintain benefits at the current level but the value of any benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors.

Performance	None.
metrics

Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’)

Objectives	– Attract and retain critical talent. – Incentivise delivery of our strategy. – Operate simple pay structures.

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

– The Remuneration Committee retains the discretion to adjust the size of the bonus based on the achievement of the relevant performance conditions to reflect the Company’s and the Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate.

Opportunity	– Bonuses can range from 0 to 200% of base salary, with 100% paid for on-target performance.

Performance metrics

– Performance over each financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year.

– The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow1 with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer KPIs such as churn, revenue market share, and NPS.

– The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies.

– The strategic metrics aim to ensure a great customer experience remains at the heart of what we do.

Short-term incentive note:

1.

Cash flow may be included as performance metric for GSTIP and GLTI as this is a crucial metric for the Company. The Remuneration Committee believe setting both short-term and long-term cash flow targets is appropriate. Including this measure within the GSTIP ensures that all employees are measured against this metric, it’s important to note that for employees below the top tiers of management that are not on a commission plan, the GSTIP is the only variable pay they would receive.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	105

Remuneration Policy continued

Long-Term Incentive¹ – Global Long-Term Incentive Plan (‘GLTI’)

Objectives	– Attract and retain critical talent. – Incentivise delivery of our strategy. – Operate simple pay structures.

Operation

–  Award levels and the framework for determining vesting are reviewed annually.

–  Long-term incentive awards consist of awards of shares subject to performance conditions which are granted in respect of any financial year.

–  Awards will vest based on Group performance against the performance metrics set out below, measured over a period of normally not less than three years.2 3 4

–  Dividend equivalents are paid in cash and/or shares by reference to the vesting period (and holding period, if applicable) in respect of shares that vest.

Opportunity

–  Maximum long-term incentive face value at award of 350% of base salary for the Chief Executive and 315% for other Executive Directors in respect of any financial year.

–  Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum.

Performance metrics

–  The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer KPIs and ESG. Targets are set on an annual basis usually prior to the award being granted.

–  The use of free cash flow[5] as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions.

–  The use of ESG[6] metrics reflects the importance of our performance and progress against our long-term mission in this area.

–  The Remuneration Committee reserves the right during the lifetime of the Remuneration Policy to change the performance conditions applicable to GLTI awards to other financial, shareholder return and strategic metrics, if the Remuneration Committee determines that to do so would be in the best interests of the Company. The Remuneration Committee would engage with major shareholders prior to changing the performance conditions applicable to GLTI awards in this way.

Long-Term Incentive¹ – Market Value Share Options (‘MVSO’)

Objectives	– Attract and retain critical talent. – Incentivise delivery of our strategy. – Operate simple pay structures. – Generate returns for shareholders.

Operation

–  The award[7] consists of market value share options granted to participants in respect of any financial year. The exercise price of the options is set using the prevailing share price around the time of the grant.

–  The number of options granted is determined each year prior to grant and by reference to the Black-Scholes option pricing model with assumptions aligned to the expected life of the options.

–  The Black-Scholes model considers factors such as the underlying share price, the lifespan of the award, the expected volatility of the shares, the risk-free interest rate, and the anticipated dividend yield. These inputs are shared with the Committee prior to grant to ensure each assumption is reasonable. The exercise price and number of options are also reviewed by the Committee prior to the grant.

–  Awards will vest based on continuing employment with the Group, measured over a period of normally not less than three years with a further two-year holding period.2 3 4

–  Once options have vested, they may normally be exercised until the tenth anniversary of the date they were granted.

Opportunity

–  Share options are granted with a fair value equivalent to 150% of base salary for the Chief Executive and 135% of base salary for other Executive Directors. The number of options granted is determined annually informed by the Black-Scholes option pricing model. The ultimate value realised will depend on share price growth above the exercise price.

Performance metrics

–  Whilst this award has no explicit performance metrics, the nature of options, whereby value can only be derived if the share price appreciates, means that the requirement for growth in the share price beyond the exercise price effectively acts as a performance condition.[3]

Long-term incentive notes:

1.

When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the ‘2027 award’ will be made in the financial year ending 31 March 2027. The awards are usually made in the first half of the financial year.

2.

In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Remuneration Committee may set a vesting period of less than three years, although GLTI awards will continue to be subject to a performance period of at least three years. Awards may be subject to a mandatory two-year post-vesting holding period before the underlying shares can be sold.

3.

The Remuneration Committee retains the discretion to adjust the extent to which an award vests based on the achievement of the relevant performance conditions, where applicable, and to reflect the Company’s and Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. In addition, the Remuneration Committee has the discretion to reduce long-term incentive grant levels for Executive Directors who have neither met their SOG nor increased their shareholding by 100% of salary during the year.

4.

Vested GLTI shares and exercised MVSOs are normally subject to a mandatory two-year holding period (in the case of options, limited to two years from the date of vesting) before the underlying shares can be sold. If an Executive Director departs the Group, they are required to retain shares for a further two-years. The number of shares which must be retained is the lower of the share ownership requirement for their role and their actual shareholding. The number of shares will be confirmed in their leaver agreement.

5.

Based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. The vesting levels as a percentage of the award subject to this performance element are: 0% vesting for this element for below threshold performance; 20% vesting for threshold performance; and 100% vesting for maximum performance (with linear interpolation between points).

6.

Our ESG targets are aligned to our externally communicated mission. Where performance is below the agreed ambition, the Remuneration Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information.

7.

Market value share options is a new award introduced in the 2026 Directors’ Remuneration Policy, subject to approval at the 2026 AGM. The structure is designed to strengthen alignment between Executive Directors and shareholders by linking reward outcomes directly to absolute share price growth.

106	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Remuneration Policy continued

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

In the case of clawback, the Remuneration Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. In line with best practice guidance, the key trigger events for the use of the clawback arrangements include material misstatement of results, material miscalculation of performance condition outcomes, the Executive Director’s gross misconduct, or breach of their restrictive covenants, the Executive Director causing a material financial loss to the Group as a result of reckless or negligent conduct or inappropriate values or behaviour, corporate failure or serious reputational damage. The malus and clawback periods were selected based on what was considered appropriate timeframes to review whether any trigger events have occurred under the malus and clawback provisions and to align with the performance, holding, and share ownership periods.

Estimates of total future potential remuneration from 2027 pay packages

The tables to the right provide estimates of the potential future remuneration for Executive Directors based on the remuneration opportunity to be granted in the 2027 financial year. Potential outcomes based on different performance scenarios are provided in accordance with the relevant regulatory requirements.

The assumptions underlying each scenario are described below.

Fixed	Consists of base salary, benefits and pension.

Base salary is at 1 July 2026.

Benefits are valued using total remuneration figures for the 2026 financial year table on page 110 (of the 2026 annual report).

Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2026.

		Base (£)	Benefits (£)	Pension (£)	Total fixed (£)

	Group Chief Executive	1,332,565	49,000	133,257	1,514,822

	Group Chief Financial Officer	725,000	62,000	72,500	859,500

Mid-point	Based on what a Director would receive if performance was in line with the Company’s business plan.

The opportunity for the annual bonus (‘GSTIP’) is 100% of base salary under this scenario.

The opportunity for the GLTI reflects assumed achievement mid-way between threshold and maximum performance.

The opportunity for the MVSOs assumes a share price growth of 10% beyond the exercise price.

Maximum	The maximum award opportunity for the GSTIP is 200% of base salary.

The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 350% of base salary for the Group Chief Executive and 315% of base salary for the Group Chief Financial Officer). The maximum MVSO opportunity assumes a share price growth of 30% beyond the exercise price.

Maximum +50%	The same assumptions apply as for ‘Maximum’ but with a 50% uplift in the value of the GLTI award and, for MVSO, a 50% growth beyond the exercise price.

All scenarios	Long-term incentives consist of share awards only which are measured at face value in the case of GLTI awards and share price growth beyond the exercise price in the case of MVSO awards.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	107

Remuneration Policy continued

Recruitment remuneration

Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role.

The Remuneration Policy table (pages 104 and 105) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package will take into account the elements and constraints of those of the existing Director performing a similar role and the individual circumstances of the new Director. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary.

When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role and Listing Rule 9.3.2 pertaining to buy-out awards. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and, if appropriate, based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited.

We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this Remuneration Policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Directors’ Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply.

Service contracts of Executive Directors

Executive Directors’ contracts have rolling terms and can be terminated with no more than 12 months’ notice.

The key elements of the service contract for Executive Directors relate to remuneration, payments on loss of office (see table to the right), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition and non-solicitation of customers and employees. Further detail on the disclosure of directors’ service contracts is set out on page 120 of the 2026 Directors’ Remuneration Report.

Corporate events

All of the Company’s share plans contain provisions relating to a change of control of the Company. Outstanding awards and options would normally vest and become exercisable on a change of control taking into account, in respect of LTI awards, the extent to which, in the Remuneration Committee’s opinion, any relevant performance conditions are satisfied, the Company’s and the Executive Director’s performance, any other relevant factors and, unless the Remuneration Committee determines otherwise, the proportion of the vesting period that has elapsed.

In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Remuneration Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate.

Payments for departing Executive Directors

In the table below we summarise the approach on payments for loss of office. We will always comply both with the relevant plan rules and local employment legislation. The Remuneration Committee may make any statutory payment that is required in accordance with local law.

Provision	Policy

Notice period and compensation for loss of office in service contracts

– 12 months’ notice from the Company to the Executive Director.

– Up to 12 months’ base salary and contractual benefits (in line with the notice period). Notice period payments will either be made as normal (if the Executive Director continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice.

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

Treatment of unvested long-term incentive awards on termination under plan rules

– Normally, unvested LTI awards will lapse when an Executive Director leaves the Group. However, an Executive Director’s award will vest in accordance with the terms of the plan to the extent determined by the Remuneration Committee, provided at least five months and one day has elapsed from the end of the calendar month in which the award was granted, taking into account applicable performance conditions, the underlying performance of the Company and of the Executive Director and any other relevant factors, if the Executive Director dies in service or leaves because of their ill health, injury, disability, redundancy or retirement, or the sale of their employing company or business out of the Group or for any other reason determined by the Remuneration Committee. The Remuneration Committee has discretion to determine whether the award will vest at the normal vesting date or earlier. The Remuneration Committee will determine the satisfaction of performance conditions applicable to the award. Awards will, unless the Remuneration Committee determines otherwise, be pro-rated for the proportion of the vesting period that had elapsed at the date the Executive Director leaves the Group.

– In the case of share options held by Executive Directors the exercise period will be limited to 12 months commencing from the end of the holding period (if applicable) or from the termination date where the holding period has concluded or another date as determined by the Remuneration Committee in accordance with the plan rules.

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

– Where appropriate other benefits may be receivable, such as (but not limited to) leaving gifts up to an appropriate amount, payments in lieu of accrued holiday, legal fees, tax advice costs in relation to the termination and outplacement support.

– Benefits of relatively small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision.

108	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Remuneration Policy continued

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

Chair and Non-Executive Directors’ remuneration

Our policy is for the Chair to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chair and Group Chief Executive. Fees for the Chair are set by the Remuneration Committee.

Element	Policy
Fees	–	We pay a fee to our Chair which includes fees for chair of any committees. We pay a fee to each of our other Non-Executive Directors and they may receive an additional fee if they chair or are a member of a committee and/or hold the position of Senior Independent Director and/or Workforce Engagement Lead.
	–	The Committee continues to review how fees are delivered, with reference to regulatory requirements for UK-listed companies. Whilst fees are typically delivered in cash, the Committee may choose to deliver fees in shares if this is deemed to be more appropriate.
Operation	–	We aim to pay competitively for the role including consideration of the time commitment required and benchmark the fees against an appropriate external comparator group.
	–	Non-Executive Directors’ fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees.
Incentives	–	Non-Executive Directors do not participate in any incentive plans although they are encouraged to build up a personal shareholding in the Company.
Benefits	–	Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chair is entitled to the use of a car and a driver whenever and wherever they are providing their services to or representing the Company. Where Non-Executive Directors incur certain taxable travel and accommodation expenses in relation to attending Board activities, we also cover the tax liability for these expenses. In appropriate circumstances, an allowance may be payable to certain non-Europe-based Non-Executive Directors when required to travel to attend Board and committee meetings to reflect the additional time commitment involved.

Non-Executive Director letters of appointment

Non-Executive Directors are engaged through letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report.

Governance of Directors’ Remuneration

To avoid conflicts of interest, the Remuneration Committee is entirely comprised of Non-Executive

Directors (who are not eligible to participate in the Company’s annual bonus or long-term incentive arrangements) and the Remuneration Committee ensures that individuals are not present when the Remuneration Committee discusses their own remuneration.

Subject to approval, we will review our Remuneration Policy each year to ensure that it continues to support our Company strategy and, if it is necessary to make a change to our Remuneration Policy within the next three years, we will seek prior shareholder approval.

Additional Policy statement

The Remuneration Committee reserves the right to make payments outside of the Policy in limited, exceptional circumstances, such as for regulatory, tax or administrative purposes, or to take account of a change in legislation or exchange controls, and only where the Remuneration Committee considers such payments are necessary to give effect to the intent of the Policy.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	109

Annual Report on Remuneration

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee (the ‘Committee’) and activities undertaken during the 2026 financial year. The Committee’s function is to exercise independent judgement and consists of the following independent Non-Executive Directors:

Chair: Amparo Moraleda

Committee members: Michel Demaré, Simon Dingemans (appointed 29 July 2025), Christine Ramon, (appointed 29 July 2025), and Delphine Ernotte Cunci (until 29 July 2025).

The Committee regularly consults with Margherita Della Valle, the Group Chief Executive, and Ruth McGill, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Maaike de Bie, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee.

Meetings

The Remuneration Committee normally has five scheduled meetings per year, held either in person or via conference call. Details of the principal agenda items for these meetings for the year under review are set out below. In addition to these scheduled meetings, ad hoc meetings or conference calls can also take place when required. Meeting attendance can be found on page 80.

Meeting	Agenda items
May 2025	– 2025 annual bonus achievement and 2026 targets/ranges. – 2023 long-term incentive award vesting and 2026 targets/ranges.	– External market update. – 2025 Directors’ Remuneration Report. – Shareholder engagement.
July 2025	– 2025 AGM update.	– Share plan grant approval.
– 2026 Policy review.
November 2025	– External market update.	– Share plan update.
– 2026 Policy proposal.
January 2026	– 2027 short-term incentive structure.	– UK pay gap reporting.
– Share plan update.
– 2026 Policy consultation.
March 2026	– Risk assessment of incentive plans. – Remuneration arrangements across Vodafone. – Policy review.	– Chair and Non-Executive Director fee levels. – 2027 reward packages for the Executive Committee.

2026 remuneration

In this section we summarise the pay packages awarded to our Executive Directors for performance in FY26 versus FY25. Specifically, we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year outlined on the next page. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share award which will vest in July 2026 as a result of the performance through the three-year period ended 31 March 2026.

Consideration of the use of discretion

The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting.

The Committee reviewed incentive outcomes at the May 2026 meeting and considered the appropriateness of outcomes in light of wider financial and business performance and the wider employee experience across the relevant measurement periods for both the short-term and long-term incentive plans. The Committee agreed the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year.

Malus and clawback

No malus and clawback provisions were applied to any current or previous Executive Director during the

2026 period. Details of the circumstances that would trigger the use of malus and clawback provisions, and the period during which they may be applied, are set out in our Policy on page 106.

Board changes

Pilar López was appointed the Group Chief Financial Officer and an Executive Director on 1 December 2025 after joining Vodafone on 1 October 2025 as the Chief Financial Officer Designate. She replaced Luka Mucic who stepped down from the position and departed Vodafone on 30 November 2025. Pilar’s base salary was set as £725,000 and her maximum opportunity level for the annual bonus and GLTI award is in line with the levels set for the Group Chief Financial Officer, outlined on page 102. Following her appointment, Pilar was granted a 2026 GLTI award and received a cash award of £170,000 to compensate her for awards foregone from her previous employer. She also received a pro-rata annual bonus details of which are included in the single figure table on the next page.

The 2026 data within the single figure table reflects a full year of service for Margherita Della Valle, the Group Chief Executive, whilst for Pilar and Luka, the 2026 single figure reflects their partial year of service. For Margherita and Luka, the 2025 period reflects a full year of service.

110	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Total remuneration for the 2026 financial year

	Margherita Della Valle		Pilar López			Luka Mucic
	2026	2025	2026		2025	2026	2025
	£’000	£’000	£’000		£’000	£’000	£’000

Salary/fees	1,283	1,250	242		–	507	760

Taxable benefits[1]	49	57	62		–	66	140

Annual bonus: GSTIP

(see below for further detail)	1,668	1,464	311		–	653	890

Total long-term incentive:	7,004	1,929	–		–	–	–

GLTI awards[2,3]	6,130	1,566	–		–	–	–

GLTI dividends[4]	874	363	–		–	–	–

Pension/cash in lieu of pension	128	125	24		–	51	76

Other	–	–	170	[5]	–	–	–

Total	10,132	4,825	809		–	1,277	1,866

Total Fixed Remuneration	1,460	1,432	328		–	624	976

Total Variable Remuneration	8,672	3,393	481		–	653	890

Notes:

1.

A range of benefits were provided to Executive Directors, where benefits values for any one Executive Director were significant they have been specifically noted in brackets, the benefits provided include: cash car allowance (£19,200 p.a. each), travel including grossed up tax (Margherita Della Valle £26,638), relocation (Pilar López £52,509 and Luka Mucic £52,000), and private healthcare.

2.

The share price used for the 2026 value, as set out in note 3 below, is higher than the grant price when it was awarded. As such, 40% of the value shown in the 2026 column is attributable to share price appreciation over the vesting period.

3.

The value shown in the 2025 column is the award which vested on 27 July 2025 and is valued using the execution share price on 27 July 2025 of 83.37 pence. This figure reflects the vest price under the GLTI confirmed after the 2025 Annual Report on Remuneration was published. The value shown in the 2026 column is the award which vests on 27 July 2026 and is valued using an average closing share price over the last quarter of the 2026 financial year of 108.63 pence.

4.

Under the GLTI, executives receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown for 2026 relates to the award vesting on 27 July 2026, which will be paid at the point of vesting.

5.

Reflects the value of the cash award received by Pilar López to compensate her for awards foregone at her previous employer. This value was calculated by reference to the value of the forfeited restricted stock awards, with clawback applicable to the full award for 12 months. No performance conditions have been applied to this award.

2026 annual bonus (‘GSTIP’) payout

In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2026 of 64.5% of maximum. Commentary on our performance against each measure is provided further below.

Performance measure	Payout at maximum performance (% of salary)	Actual payout (% of salary)	Actual payout (% of overall bonus maximum)	Threshold performance level €bn	Target performance level €bn	Maximum performance level €bn	Actual performance level[1] €bn

Service revenue	40.0%	29.6%	14.8%	31.6	32.5	33.4	33.0

Adjusted EBIT	40.0%	23.1%	11.6%	3.3	3.9	4.6	4.0

Adjusted free cash flow	40.0%	28.5%	14.3%	1.8	2.3	2.8	2.5

Revenue market share	20.0%	11.0%	5.5%

Net promoter score	40.0%	25.1%	12.6%

Churn	20.0%	11.6%	5.7%		See overleaf for further details

Total annual bonus payout level	200.0%	128.9%	64.5%

Note:

1.	These figures are adjusted for the impact of M&A transactions, foreign exchange movements and any changes in accounting treatment.

Financial metrics

As set out in the above table, service revenue and adjusted free cash flow finished at the upper end of the respective target ranges and EBIT, revenue market share, NPS, and churn finished above the mid-point of the respective target ranges.

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

In respect of Consumer NPS, customer experience strengthened across key markets, with an overall reduction in deep detractors of 8% across the Group. We also recorded good performance in consumer benchmark NPS, with the average gap to the leader improving on an aggregated market level, and recorded clear or joint leadership in VodafoneThree, South Africa, Portugal, Ireland, Albania, and Egypt. Strong performance in Ireland meant we became joint market leader, and in Portugal we widened the

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	111

Annual Report on Remuneration continued

gap. In Vodafone Business we achieved or retained NPS leadership or co-leadership positions in six out of eleven markets, maintaining or improving our position year on year in all other markets. We saw particularly strong performance in South Africa and Egypt; with both becoming the market leader, having improved their NPS scores by double-digits.

On an aggregated basis we observed stable churn levels in broadband in Europe and in post-paid consumer mobile contracts in Europe and Africa. We are making progress in Germany and continue to focus on reducing levels through churn prevention and new customer win-back strategies. South Africa delivered strong performance, reducing consumer contract churn by 1.4 percentage points. In relation to broadband, the UK improved churn by 0.5 percentage

In respect of RMS, we achieved a good performance across both our mobile and fixed line services (where operated). Service revenue grew on a reported and organic basis, and there was positive year-on-year revenue market share improvements in many of our European markets. In the UK progress was driven by continued progression of the VodafoneThree integration, in Romania, Türkiye, Albania and Ireland we hold strong positions and in Germany, our overall market share remained broadly stable. In Africa, we continued to maintain strong market positions for our mobile services, with notable gains in market share in Egypt and Tanzania.

It is within this context that performance against our customers measures during the year was judged to be above the mid-point of the respective ranges for NPS, RMS, and churn.

Overall outcome

2026 annual bonus (‘GSTIP’) amounts[1]	Base salary £’000	Maximum bonus % of base salary	2026 payout % of maximum	Actual payment £’000

Margherita Della Valle	1,294	200%	64.5%	1,667,553	¹

Pilar López[2]	725	200%	64.5%	311,491	¹

Luka Mucic[2]	760	200%	64.5%	653,058

Note:

1.

25% of post-tax bonus will be deferred into shares for two years if an Executive Director has not met their share ownership requirement, having taken into consideration the upcoming vest of their GLTI award.

2.

Reflects bonus paid for the period of 1 April 2025 to 30 November 2025 for Luka Mucic and 1 December 2025 to 31 March 2026 for Pilar López. Further details on Luka’s leaving arrangements are found on page 114.

Long-term incentive (‘GLTI’) award vesting in July 2026

Targets

The performance conditions for the three-year period ended 31 March 2026 are as follows:

Adjusted FCF performance – 60% of total award (€bn)		TSR outperformance – 30% of total award		TSR peer group
Below threshold	<9.00	Below threshold	Below median	BT Group	Royal KPN

Threshold	9.00	Threshold	Median	Deutsche Telekom	Telecom Italia

Maximum	11.00	Maximum	7.00% p.a.	Liberty Global	Telefónica

				MTN	Telefónica
					Deutschland[1]

				Orange

Note:

1.

This peer delisted from the Frankfurt Stock Exchange in April 2024 after this award was granted. As a result, its respective outcome was its performance up to the delisting date and thereafter based on movements in the peer group, adjusted in line with the average TSR performance of peer companies.

ESG performance – 10% of total award
Mission pillar	ESG metric for 2024 GLTI	Overall ambition of 2024 GLTI	Baseline position for 2024 GLTI	Ambition for 2024 GLTI (10% of total award)
Protecting our Planet	Net zero	90% reduction in Scope 1 and 2 emissions by 2030 against a FY20 baseline[1]	52% reduction in Scope 1 and 2 emissions versus a FY20 baseline at 31 March 2023	84% reduction in Scope 1 and 2 emissions versus a FY20 baseline by 31 March 2026
Empowering People	Female representation in management	40% representation of women in management by 2030	34% representation of women in management at 31 March 2023	36% representation of women in management by 31 March 2026
Digital Society / Inclusion for All	Financial inclusion customers	>75m financial inclusion customers by 2026	60.7m financial inclusion customers at 31 March 2023	70.0m financial inclusion customers by 31 March 2026

Note:

1.

Our goals are to achieve Net Zero in Europe by 2028 and Africa by 2035, with an aim to achieve a 90% reduction in Scope 1 & 2 by 2030 based on FY20 baseline. This is in line with our emissions reduction pathway which has been validated by the Science Based Targets initiative (‘SBTi’).

Vesting outcome

The 2024 long-term incentive (‘GLTI’) awards which were granted to executives in July 2023 will vest at 70.0% of maximum in July 2026.

The adjusted free cash flow for the three-year period ended on 31 March 2026 was €12.2 billion and equates to vesting under the FCF element of 100.0% of maximum.

The chart on the next page shows that our TSR performance over the three-year period ended on 31 March 2026 was below the median of the peer group resulting in no vesting under this measure.

112	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

2024 GLTI award: TSR performance

Growth in the value of hypothetical US$100 holding over the performance period, six-month averaging.

ESG performance across our three metrics was as follows:

–	Net Zero: achieved 84% reduction in Scope 1 and 2 emissions versus the FY20 baseline as at 31 March 2026

–	Female representation in management: achieved 36% representation of women in management as at 31 March 2026

–	Financial inclusion connections: achieved the ambition of 70.0m connections at 31 March 2026 and our overall ambition of >75m financial inclusion customers by 2026

The Committee reviewed the above performance and determined vesting under the ESG element of 100.0% of maximum. This reflected full vesting achievement under all ESG metrics where strong progress against the stretching ambitions were made.

The vesting outcome when applied to the number of shares granted is set out in the table below.

2024 GLTI share awards subject to performance conditions vesting in July 2026[1]	Maximum number of shares	Adjusted free cash flow performance payout % of maximum	Relative TSR performance payout % of maximum	ESG performance payout % of maximum	Weighted performance payout % of maximum	Number of shares vesting	Value of shares vesting (’000)[2]

Margherita Della Valle	8,061,395	100%	0%	100.0%	70.0%	5,642,976	£6,129,965

Notes:

1.	Luka Mucic’s 2024 award lapsed in full on 30 November 2025 following his resignation from the Company.
2.	The amount shown is valued using an average closing share price over the last quarter of the 2026 financial year of 108.63 pence.

A review is performed by our internal Risk and Assurance team over the adjusted free cash flow calculation to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. ESG performance is shared with the ESG Committee prior to the Remuneration Committee. Details of how the plan works can be found in the 2023 Remuneration Policy which can be found in the 2023 Annual Report on Remuneration.

Long-term incentive (‘GLTI’) award vesting in July 2028

The performance conditions for the 2026 long-term incentive awards granted in July 2025, subject to a three-year performance period ending 31 March 2028, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award), performance conditions set out in the tables below.

Adjusted FCF performance (60% of total award)	Adjusted FCF performance (€bn)	Vesting percentage (% of FCF element)

Below threshold	<7.5	0%

Threshold	7.5	20%

Maximum	9.5	100%

TSR performance (30% of total award)	TSR outperformance	Vesting percentage (% of TSR element)

Below threshold	Below median	0%

Threshold	Median	20%

Maximum	7.00% p.a.	100%

TSR peer group

BT Group	Deutsche Telekom	Telefónica

Orange	Telecom Italia	MTN

ESG performance – 10% of total award
Mission pillar	ESG metric for 2026 GLTI	Overall ambition	Baseline position for 2026 GLTI	Ambition for 2026 GLTI
Protecting our Planet	Net zero	90% reduction in Scope 1 and 2 emissions by 2030 against a FY20 baseline	83.7% reduction in Scope 1 and 2 emissions versus a FY20 baseline at 31 March 2025	86.5% reduction in Scope 1 and 2 emissions versus a FY20 baseline by 31 March 2028
Empowering People	Female representation in management	40% representation of women in management by 2030	37.0% representation of women in management at 31 March 2025	38.0% representation of women in management by 31 March 2028

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	113

Annual Report on Remuneration continued

The table below sets out the conditional share awards granted to Margherita Della Valle in July 2025 and Pilar López in November 2025. Luka Mucic did not receive an award following the announcement of his resignation in May 2025 (see page 114 for further details). The number of shares granted represents the maximum vesting possible. At the time of the awards vesting, the Remuneration Committee will assess if any adjustments are required based on any windfall gains believed to have occurred.

2026 GLTI performance share awards granted in 2025[1]	Maximum vesting level (number of shares)	Maximum vesting level (face value2)	Proportion of maximum award vesting at minimum performance	Performance period end

Margherita Della Valle	7,480,848	£6,250,000	1/5th	31 Mar 2028

Pilar López	3,438,553	£3,262,500	1/5th	31 Mar 2028

Notes:

1.

GLTI awards were granted as conditional share awards with a value equal to the percentages of salary referred to on page 102 and based on their base salary as at 31 March 2025 or at appointment. Dividend equivalents on the shares that vest are paid in cash after the vesting date.

2.

For Margherita Della Valle the face value of the award was calculated based on the closing share price using three business days immediately preceding the date of grant, this was 83.6 pence (award granted in July 2025). For Pilar López the face value of the award was calculated based on the closing share price on the day immediately preceding the date of grant, this was 94.9 pence (award granted in November 2025).

Outstanding awards

The structure of the 2026 GLTI (vesting July 2028) is set out on the previous page. Further details of the structure of the 2025 GLTI (vesting July 2027), and relevant targets, can be found in the Annual Report on Remuneration for 2025.

Employee share plans

During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is a HM Revenue & Customs (‘HMRC’) tax advantaged scheme. Options under the plan are granted at up to a 20% discount to market value. No Executive Directors currently hold options under the plan.

Pensions

During FY26, Margherita Della Valle accrued benefits under the defined contribution pension plan of £10,000, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Pilar López’s pension contribution of £10,000 was pro-rated for her service during the 2026 financial year. Luka Mucic received a cash allowance of 10% of base salary prorated up until his departure date.

Margherita Della Valle, Pilar López, and Luka Mucic have not participated in a Vodafone-sponsored defined benefit pension plan during their employments. The Executive Directors are provided life assurance to cover death in service. In the event of ill health, an entitlement to a benefit of two-thirds of base salary, up to a maximum benefit determined by the insurer, may be provided up until state pension age. In respect of the Executive Committee members, during the year the Group has made aggregate contributions of £64,075 (2025: £60,439) into a defined contribution pension plan during the year.

Alignment to shareholder interests

Share ownership levels and requirements for individuals who held the position of Executive Director are set out in the table below.

As shown in the chart below, Margherita increased her shareholding level during the year. The share price used for measurement purposes increased from 69.55 pence for the 31 March 2025 measurement to 108.63 pence for the 31 March 2026 measurement.

Position at 31 March 2026	Requirement as a % of salary	% of salary held	% of requirement achieved	Number of shares owned	Value of shareholding[1]	Date for requirement to be achieved

Margherita Della Valle	500%	457%	91%	5,441,487	£5.9m	Apr 2028

Pilar López	400%	0%	0%	0	£0.0m	Dec 2030

Position at 30 November 2025

Luka Mucic	400%	640%	160%	4,476,000	£4.9m	N/A

Notes:

1.	The amounts shown are valued using an average closing share price over the last quarter of FY26 of 108.63 pence.

The shareholding requirements include a post-employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post-employment. As a result, Luka Mucic will be required to maintain a shareholding of at least 3,536,528 shares until 30 November 2027.

The Committee has a number of processes in place to ensure this condition is met, including executives holding all of their share awards in a Company-accessible account and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met.

Based on membership as at 31 March 2026, collectively the Executive Committee, including the Executive Directors, owned around 18.5 million Vodafone shares at 31 March 2026, with an approximate value of £20.1 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares.

114	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Directors’ interests in the shares of the Company

A summary of interests in shares and scheme interests of the current Executive Directors is given below. More details of the outstanding shares subject to award are set out in the table below.

At 31 March 2026	Total number of interests in shares (at maximum)[1]	Unvested with performance conditions (at target)	Unvested with performance conditions (at maximum)

Executive Directors

Margherita Della Valle	29,528,985	14,452,499	24,087,498

Pilar López	3,438,553	2,063,132	3,438,553

Total	32,967,538	16,515,631	27,526,051

Note:

1.	This includes both owned shares, including interests of connected persons, and the maximum number of unvested share awards.

In August 2025 the Company introduced new guidance asking the Chair and Non-Executive Directors to build up a holding equivalent to the Non-Executive Director basic fee over a five year period. Their total number of interests in shares is set out in the table below.

At 31 March 2026	Total number of interests in shares

Non-Executive Directors

Stephen A. Carter CBE	175,033

Delphine Ernotte Cunci	88,000

Michel Demaré	100,000

Simon Dingemans	52,118

Hatem Dowidar	–

Deborah Kerr	(ADRs) 12,000	[1]

Amparo Moraleda	30,000

Anne-Françoise Nesmes[2]	21,278

Christine Ramon	138,055

Simon Segars	40,000

Jean-François van Boxmeer	1,360,180

Former Non-Executive Directors

David Nish[3]	107,018

Note:

1.	One ADR is equivalent to 10 ordinary shares.
2.	Appointed on 29 July 2025.
3.

David Nish retired and stepped down from the Board on the 29 July 2025, following the 2025 Annual General Meeting. The share interest shown represents the number of shares held at the date David stepped down from the Board

Between 31 March 2026 and 19 May 2026 there was no change to the Directors’ shareholdings other than Simon Segars who purchased 50,000 shares on 13 May 2026.

Other than those who were Board members at 31 March 2026 in the tables above, members of the Group’s Executive Committee at 31 March 2026 had an aggregate beneficial interest in around 13 million ordinary shares of the Company. None of the Directors had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Performance share awards

The maximum numbers of shares subject to outstanding performance conditions that have been granted to Directors under the long-term incentive (‘GLTI’) plan are currently as follows.

GLTI performance share awards	2024 award Awarded: July 2023 Performance period ending: March 2026 Vesting date: July 2026 Share price at grant: 77.5 pence	2025 award Awarded: July 2024 Performance period ending: March 2027 Vesting date: July 2027 Share price at grant: 73.1 pence	2026 award Awarded: July 2025 /November 2025 Performance period ending: March 2028 Vesting date: July 2028 Share price at grant: 83.6 pence (July award) / 94.9 pence (November award)

Margherita Della Valle	8,061,395	8,545,255	7,480,848

Pilar López	–	–	3,438,553

Note:

1.	The Committee will review the performance outcome of all awards to assess whether any windfall gains are present at the point of vest.

Details of the performance conditions for the awards can be found on page 112 or in the Remuneration Report from the relevant year.

Share options

As at 31 March 2026 no Directors held any share options.

Leaving arrangements for Luka Mucic

Luka Mucic stepped down as Group Chief Financial Officer and as a Director of the Company on 30 November 2025. From 1 April 2025 to 30 November 2025, Luka continued to receive his salary and benefits (car, pension, life assurance, and relocation allowance) and will receive a 2026 GSTIP award. His GSTIP payment will be pro-rated for his service during the 2026 financial year up to and including his departure date on 30 November 2025. Please see page 110 for full details of his payments in respect of the 2026 financial year.

As outlined in our 2025 Directors’ Remuneration Report, Luka did not receive a 2026 GLTI award and his 2024 and 2025 GLTI awards fully lapsed when he ceased to be an employee of the Company. The Company’s treatment of these awards complies with the terms and conditions of the share plan rules. Luka will receive no further payments other than those stated above.

Payments to past Directors

During the 2026 financial year Lord MacLaurin received benefits, including grossed up tax, in respect of security, £58,927 (2025: £56,351), and private medical insurance, £6,589 (2025: £5,923), as per his contractual arrangements. No other costs for past Directors exceeded our de minimis reporting threshold of £5,000 p.a..

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	115

Annual Report on Remuneration continued

2026 remuneration for the Chair and Non-Executive Directors

	Salary/fees			Benefits1			Total
	2026 £’000		2025 £’000	2026 £’000	2025 £’000		2026 £’000	2025 £’000

Chair

Jean-François van Boxmeer	683		650	34	31		717	681

Senior Independent Director

Simon Segars	193		150	15	105		208	255

Non-Executive Directors

Stephen A. Carter CBE	135		115	3	4		138	119

Delphine Ernotte Cunci	135		115	6	5		141	120

Michel Demaré	138		115	11	5		149	120

Simon Dingemans	152		29	4	–		156	29

Hatem Dowidar	–	[2]	–	5	4		5	4

Deborah Kerr	138		115	15	10		153	125

Amparo Moraleda	185		185	11	11		196	196

Anne-Françoise Nesmes (appointed 29 July 2025)	101		–	9	–		110	–

Christine Ramon	138		115	10	15		148	130

Former Non-Executive Directors

David Nish (retired on 29 July 2025)	62		190	15	20	[3]	77	210

Total	2,060		1,779	138	210		2,198	1,989

Notes:

1.

This includes certain travel and accommodation expenses in relation to Board activities which are treated as a taxable benefit. Values include these expenses and the corresponding grossed up tax settled by the Company.

2.	As per the terms of our strategic relationship agreement with e&, Hatem Dowidar does not receive a fee for this role.
3.	This figure is restated on account of a change to David Nish’s applicable tax treatment for the benefits provided.

Pay in the wider context

Remuneration arrangements

As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business.

During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, the introduction of the Vodafone Leadership Team (‘VLT’) and how the business is preparing for the EU Pay Transparency Directive. The update also set out the results of the latest annual fair pay review, including where the key focus areas were, and any actions agreed locally to implement required adjustments.

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

Click to learn more about our fair pay principles: vodafone.com/fair-pay

In keeping with our fair pay principle of ensuring reward decisions are free from discrimination, each year we publish our UK pay gap report in line with the statutory UK requirements for disclosing the gender pay gap. Our report also voluntarily reports on our ethnicity pay gap for UK employees in our local market and Group entity. Details of our pay gap disclosure can be found in our report linked below.

Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK pay gap webpage: vodafone.com/gender-pay-gap

We are proud of the policies that we have put in place to support our employees and we remain committed to addressing all forms of representation at all levels.

Risk management

The Committee undertakes an annual review of the potential risks within our incentive plans and what steps have been taken to mitigate these. The review looks at both the structure of our incentives and the performance conditions used. Given our current structure and performance metrics, the 2026 review focused on risk areas such as capital expenditure and alignment between management and stakeholders.

Stakeholder engagement

The Committee considers all stakeholder groups when setting executive pay including:

Employees	The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars with our executives, global Spirit Beat surveys, and digital communication platforms, all of which give our people the chance to voice their opinion on any area of interest, including all-employee and executive pay.
Customers	The importance of customers to our strategy is reflected in how our annual bonus plan includes the customer-focused measures of revenue market share, NPS, and churn.
Shareholders	The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process.
External bodies	The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines.
Wider society	The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area.

116	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Relative spend on pay

The chart below shows the distributions to shareholders in the year by way of dividends and share buy-backs and the total cost of remuneration in the Group.

Further details of the above chart can be found in notes 9 and 24 of the consolidated financial statements.

CEO pay ratio

The following table sets out our CEO pay ratio figures:

Year	CEO single figure (£’000)	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

2026	10,132	Option B	218:1	131:1	113:1

2025[1]	4,825	Option B	103:1	64:1	53:1

2024	4,395	Option B	106:1	69:1	50:1

2023[2]	4,394	Option B	127:1	62:1	47:1

2022	4,173	Option B	113:1	73:1	48:1

2021	3,551	Option B	106:1	87:1	42:1

2020	3,529	Option B	113.1	69.1	45.1

2019[3]	4,359	Option B	154:1	107:1	56:1

Notes:

1.	The CEO single figure and subsequent pay ratios for 2025 has been updated to reflect the final vest price under the GLTI confirmed after the 2025 Annual Report on Remuneration was published.
2.	The CEO single figure used in the calculation of the 2023 ratios reflects a blended figure for Nick Read and Margherita Della Valle, recognising the change in incumbency for the role during this year.
3.	The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year.

The pay ratio figures in the above table are calculated using the following total pay and benefits information:

Year	Supporting information	25th percentile pay ratio (£’000)	Median pay ratio (£’000)	75th percentile pay ratio (£’000)

2026	Salary	41.0	62.7	75.3

	Total pay and benefits	46.4	77.3	89.3

2025	Salary	40.5	67.1	76.3

	Total pay and benefits	47.0	75.7	90.5

2024	Salary	35.9	54.6	72.8

	Total pay and benefits	41.3	63.7	88.5

2023	Salary	26.5	56.1	75.6

	Total pay and benefits	34.6	70.5	92.8

2022	Salary	31.7	47.1	71.5

	Total pay and benefits	36.9	57.5	87.2

2021	Salary	30.0	37.1	71.2

	Total pay and benefits	33.5	41.0	85.3

2020	Salary	28.0	42.8	65.0

	Total pay and benefits	31.3	51.1	78.6

2019	Salary	23.1	36.4	65.0

	Total pay and benefits	28.3	40.8	78.2

The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at each quartile the single figure values for individuals immediately above and below the identified employee at each quartile within the gender pay gap analysis were also reviewed.

For 2026, the CEO pay ratio increased compared to 2025 and was driven by the GLTI and GSTIP awards paying out at a higher level compared to 2025 and due to the 40% increase in share price of the GLTI award over the grant to vest period. Variable pay forms a more significant proportion of the Group Chief Executive’s package compared to other employees, and this year the value increased because of stronger performance. For the GLTI, this was also driven by an appreciating share price and the award being granted based on the Group Chief Executive package rather than as interim Group Chief Executive, as was the case for 2025. Considering these factors, the Company believes the median pay ratio is consistent with pay policies for the Company’s UK employees, supported by our approach to non-variable pay where decisions are aligned to the wider workforce, as described on page 102.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	117

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

	Change from 2025 to 2026 (%)			Change from 2024 to 2025 (%)				Change from 2023 to 2024 (%)				Change from 2022 to 2023 (%)			Change from 2021 to 2022 (%)
	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits		Annual bonus	Base salary/ fees	Taxable benefits		Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus

Executive Directors

Margherita Della Valle	2.6	-14.0	13.9	1.0	42.5		-17.8	53.6	53.8		47.6	15.1	18.2	24.6	0.0	4.8	11.6

Pilar López[1]	–	–	–	–	–		–	–	–		–	–	–	–	–	–	–

Luka Mucic[1]	-33.3	-52.9	-26.6	71.6	21.7		41.0	–	–		–	–	–	–	–	–	–

Non-Executive Directors

Jean-François van Boxmeer	5.1	9.7	–	0.0	-20.5		–	0.0	34.5		–	0.0	61.1	–	118.9	–	–

Stephen A. Carter CBE	17.4	-25.0	–	0.0	33.3		–	45.6	50.0		–	–	–	–	–	–	–

Delphine Ernotte Cunci	17.4	20.0	–	0.0	0.0		–	45.6	0.0		–	–	–	–	–	–	–

Michel Demaré	20.0	120.0	–	0.0	-50.0		–	0.0	-9.1		–	0.0	1,000.0	–	0.0	–	–

Simon Dingemans	424.1	–[2]	–	–	–		–	–	–		–	–	–	–	–	–	–

Hatem Dowidar	–	25.0	–	–	400.0		–	–	–		–	–	–	–	–	–	–

Deborah Kerr	20.0	50.0	–	0.0	-41.2		–	0.0	21.4		–	1,050.0	1,300.0	–	–	–	–

Amparo Moraleda	0.0	0.0	–	17.8	0.0		–	12.1	10.0		–	2.2	900.0	–	19.1	–	–

Anne-Françoise Nesmes[3]	–	–	–	–	–		–	–	–		–	–	–	–	–	–	–

David Nish[3]	-67.4	-25.0	–	21.0	0.0	[4]	–	12.1	5.3		–	0.0	90.0	–	0.0	900.0	–

Christine Ramon	20.0	-33.3	–	0.0	0.0		–	161.4	1,400.0		–	–	–	–	–	–	–

Simon Segars	28.7	-85.7	–	9.5	-15.3		–	73.4	933.3	[2]	–	–	–	–	–	–	–

Other Vodafone Group employees employed in the UK	5.8	4.1	21.8	6.1	5.3		-8.6	10.2	2.7		45.7	5.8	5.2	-9.6	2.5	0.3	80.0

Notes:

1.	On 1 December 2025 Pilar López joined the Board as Group Chief Financial Officer. Luka Mucic stepped down as Group Chief Financial Officer and as a Director of the Company on 30 November 2025.
2.	The % change in Simon Dingeman’s taxable benefits figure was not possible to calculate due to his reported 2025 figure being 0.
3.

On 27 July 2025 Anne-Françoise Nesmes was appointed as a Non-Executive Director and David Nish retired from the Board. 4. This figure is restated on account of a change to David Nish’s applicable tax treatment for the benefits provided.

The percentage change in remuneration from 2025 to 2026 for Luka Mucic in respect of base salary, taxable benefits, and annual bonus reflect a full period of service as Group Chief Financial Officer in the 2025 financial year compared to a part year of service in the 2026 financial year.

Context on year-on-year percentile changes of prior years outlined in the table above can be found in the Annual Report on Remuneration of the relevant financial year.

Assessing pay and performance

In the table on the next page we summarise the Chief Executive’s single figure remuneration over the past 10 years and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart to the right shows the performance of the Company relative to the FTSE 100 Index over a 10-year period. This year we changed to the FTSE 100 index to better reflect the resized Group portfolio, while retaining a broad-based index. It should be noted that the TSR element of the 2024 GLTI is based on the TSR performance shown in the chart on page 112 and not this chart.

Ten year historical TSR performance

Growth in the value of a hypothetical €100 holding over ten years.

118	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

Financial year remuneration for Group Chief Executive

Notes:

1.	Reflects the single figure in respect of Vittorio Colao for the period of 1 April 2018 to 30 September 2018.
2.	Reflects the single figure in respect of Nick Read for the period of 1 October 2018 to 31 March 2019.
3.	Reflects the single figure in respect of Nick Read for the period of 1 April 2022 to 31 December 2022.
4.	Reflects the single figure in respect of Margherita Della Valle for the period of 1 January 2023 to 31 March 2023.
5.	The single figure for 2025 has been updated to reflect the final vest price under the GLTI confirmed after the 2025 Annual Report on Remuneration was published.

2027 remuneration

Remuneration arrangements

Details of how key elements of the Remuneration Policy will be implemented for the 2027 financial year are set out below.

2027 base salaries

As part of this year’s review, conducted in March 2026, the Committee reviewed executive remuneration arrangements against its comparator group of FTSE 30 companies (excluding financial services) and industry peers.

Following the review the Committee agreed that effective 1 July 2026 the salary for Margherita Della Valle will increase by 3.0%. The level of increase is in line with the budget applicable for Vodafone’s wider UK workforce. It was agreed that the base salary for Pilar López will remain unchanged given her recent appointment. As a result, the salaries for the Executive Directors are as follows:

–	Group Chief Executive (Margherita Della Valle): £1,332,565 (3.0% increase)
–	Group Chief Financial Officer (Pilar López): £725,000 (no change)

2027 annual bonus (‘GSTIP’)

Following its annual review of the GSTIP structure, the Committee agreed that the performance measures and associated weightings continue to support strategic priorities and therefore the 2027 plan should remain unchanged from 2026 as follows:

Growth (70% of total)

Service revenue (20%); adjusted EBIT (20%); adjusted free cash flow (20%); and revenue market share (10%).

Customers (30% of total)

Net promoter score1 (20%); and churn (10%).

Note:

1.	The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third-party agencies.

Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2027 Remuneration Report following the completion of the financial year.

Long-term incentive awards for 2027

Awards for 2027 will be made in line with the arrangements described in our proposed policy on page 105. Performance will be measured over the three financial years ending 31 March 2029, and any net vested shares will be subject to an additional two-year holding period. It is anticipated that the final awards will be reviewed by the Committee at the July 2026 meeting and, subject to the Committee’s approval, will be granted shortly afterwards.

Full disclosure of the rationale for the final vesting decision of each award will be provided in the relevant Directors’ Remuneration Report.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	119

Annual Report on Remuneration continued

Global long-term incentive (‘GLTI’) award

Vesting of the 2027 award will be subject to adjusted free cash flow (90% of total award) and ESG (10% of total award) performance.

Proposed targets

Details of the targets for the 2027 GLTI award, including the three-year adjusted free cash flow target range and the ESG ambitions for female representation in management and net zero, will be disclosed in the relevant market announcement at the time of grant and published in the 2027 Directors’ Remuneration Report.

Market value share options (‘MVSO’) award

Market value share options will be granted to participants in July 2026 based on a fair value equivalent to their maximum opportunity level, described on page 105. The number of options will be determined by reference to the Black-Scholes option pricing model, and the exercise price of the award will be based on the prevailing share price at the time of the grant.

The number of options granted and the associated exercise share price will be confirmed and disclosed in the 2027 Directors’ Remuneration Report.

The vesting of the award will be subject to continuing employment at the Company, over the three financial years ending 31 March 2029. Full disclosure of vesting will be provided in the relevant Directors’ Remuneration Report.

2027 remuneration for the Chair and Non-Executive Directors

Following this year’s review, it was agreed that the current fee for the Chair of the Board and Non-Executive Directors remain appropriate. Details of the 2027 fee levels are set out in the table below.

Fees payable	2027 £’000	2026 £’000

Chair[1]	700	700

Non-Executive Director (basic fee)	115	115

Senior Independent Director	35	35

Committee Chair: Audit and Risk	40	40

Committee Chair: ESG, Remuneration and Technology	35	35

Committee Membership: Audit and Risk	20	20

Committee Membership: ESG, Nominations and Governance, Remuneration and Technology	15	15

Note:

1.	The Chair does not receive additional fees for committee memberships.

In August 2025 the Company introduced new guidance asking the Chair and Non-Executive Directors to build up a holding equivalent to the Non-Executive Director basic fee over a five year period.

Further remuneration information

Dilution

All awards are made under plans that incorporate dilution limits as set out in the 2023 Investment Association Principles of Remuneration. We note the 2024 Investment Association principles incorporate a revised approach to these limits. In line with the AGM notice, we are proposing to reflect the Investment Association’s revised approach by updating our 2023 Global Incentive Plan rules. The current estimated dilution from subsisting executive awards is approximately 3.9% of the Company’s share capital at 31 March 2026 (3.4% at 31 March 2025), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2025). This gives a total dilution of 4.2% (3.7% at 31 March 2025).

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

Adviser	Appointed by	Services provided to the Committee	Fees for services provided to the Committee £’000[1]	Other services provided to the Company
WTW	Remuneration Committee in 2007	Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis.	£132	Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services.

Note:

1.	Fees are determined on a time spent basis.

120	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Annual Report on Remuneration continued

2023 Annual General Meeting – Remuneration Policy voting results

At the 2023 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld

Remuneration Policy	16,676,713,036	95.18	845,122,413	4.82	17,521,835,449	435,210,254

2025 Annual General Meeting – Remuneration Report voting results

At the 2025 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld

Remuneration Report	15,234,527,578	97.65	365,861,839	2.35	15,600,389,417	25,749,044

This report on remuneration has been approved by the Board of Directors and signed on its behalf by:

/s/ Amparo Moraleda

Amparo Moraleda

On behalf of the Remuneration Committee

19 May 2026

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	121

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

The material differences are set out in the following table:

Board member independence
Different tests of independence for Board members are applied under the 2024 UK Corporate Governance Code (the ‘Code’) and the NASDAQ Listing Rules (the ‘NASDAQ Listing Rules’). The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ Listing Rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, with the exception of Hatem Dowidar, each of Vodafone’s
Non-Executive
Directors is independent within the meaning of those requirements.

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
–
Our Audit and Risk Committee is composed entirely of
Non-Executive
Directors, each of whom the Board has determined to be independent based on the independence requirements of the Code; and meets the independence requirements of the US Securities Exchange Act of 1934 (the ‘Exchange Act’).

–
We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, all of which comply with the requirements of the Code and are available for inspection on our website at

vodafone.com/governance .
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

Click to read our Code of Conduct: vodafone.com/governance
Quorum
The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ Listing Rules to have a minimum quorum of 33.33% of the holders of ordinary shares for shareholder meetings.

Related-party transactions
For related-party transactions that meet certain financial thresholds set out in the Listing Rules issued by the Financial Conduct Authority (‘FCA’) in the UK (the ‘FCA Listing Rules’), if required we will seek Board approval (excluding conflicted directors) in accordance with the Companies Act 2006 and our Articles of Association and obtain confirmation from a sponsor that the terms of the transaction are ‘fair and reasonable’. These steps are similar to what would be required by the NASDAQ Listing Rules if we were a US company.

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
for the year ended 31 March 2026.

122	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Directors’ Report

The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2026.

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

Responsibility statement

As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 125 to 126, which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information.

Going concern

The going concern statement required by the Listing Rules and the UK Corporate Governance Code 2024 (the ‘Code’) is set out in the ‘Directors’ statement of responsibility’ section on page 125. A range of mitigations for risks faced by the Group are disclosed on page 63.

System of risk management and internal control

The Board is responsible for maintaining a risk management and internal control system and for managing the principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 92 to 97.

The Board has implemented in full the Financial Reporting Council’s (‘FRC’) ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ for the year ended 31 March 2026 and up to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 60 to 62).

Corporate Governance Statement

The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 71. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the ‘Shareholder information’ section on pages 236 to 241. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on pages 74 to 80, pages 84 to 86, and pages 89 to 102. The Code can be viewed in full at frc.org.uk.

Strategic Report

The Strategic Report is set out on pages 1 to 70 and is incorporated into this Directors’ Report by reference.

Directors and their interests

The Directors of the Company who served during the financial year ended 31 March 2026 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Margherita Della Valle, Pilar López (appointed 1 December 2025), Stephen A. Carter CBE, Delphine Ernotte Cunci, Michel Demaré, Hatem Dowidar, Deborah Kerr, Maria Amparo Moraleda Martinez, Christine Ramon, Simon Segars and Simon Dingemans, Anne-Françoise Nesmes (appointed 29 July 2025), David Nish (until 29 July 2025) and Luka Mucic (until 30 November 2025). A summary of the rules relating to the appointment and replacement of Directors and Directors’ powers can be found on page 237. Details of the Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 114.

Directors’ conflicts of interest

Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 90 and 91.

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

ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See the sections ‘Articles of Association and applicable English law’ and ‘Rights attaching to the Company’s shares – Voting rights’ on pages 237 to 238.

All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and details of other shareholder information is contained on pages 236 to 241.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	123

Directors’ Report continued

Change of control

Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 ‘Capital and financial risk management’.

Information on agreements between the Company and its Directors providing for compensation for loss of office or employment (including details of change of control provisions in share schemes) is set out on pages 107 to 108. Other than these, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Dividends

Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2026 are set out on page 22 and note 9 ‘Equity dividends’ to the consolidated financial statements.

Sustainability

Information about the Company’s approach to sustainability risks and opportunities is set out on pages 65 to 70.

UK Streamlined Energy and Carbon Reporting

In accordance with UK Streamlined Energy and Carbon Reporting (‘SECR’) requirements, we monitor and report on the greenhouse gas (‘GHG’) emissions of our operations, the intensity of our GHG emissions relative to revenue, and our energy consumption for Vodafone UK. Please see the ESG, and Responsible Business section of our Strategic Report for more details on our GHG and energy performance (pages 28 to 30 ) and our SECR data disclosure (page 58).

Political donations

No political donations or contributions to political parties under the Companies Act 2006 were made during the financial year. The Group policy is that no political donations be made or political expenditure incurred.

Financial objectives risk and management policies

Disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 22 to the consolidated financial statements, and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22.

Important of the financial events year since the end

See note 33 ‘Subsequent events’ to the consolidated financial statements .

Future developments within the Group

The Strategic Report contains details of likely future developments within the Group.

Group policy compliance

Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. The Senior Leadership Team member responsible for each of our markets and Head Office functions have primary accountability for ensuring compliance with all Group policies.

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

Read more on pages 44 to 45

Branches

The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31 ‘Related undertakings’.

Employee disclosures

Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on pages 38 to 41.

The Directors’ Report was approved by the Board and signed on its behalf by the Group General Counsel and Company Secretary.

Maaike de Bie

Group General Counsel and Company Secretary

19 May 2026

124	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Reporting on our financial performance

Contents

125	Directors’ statement of responsibility
127	Report of independent registered public accounting firm

137	Consolidated financial statements
137	Consolidated income statement
137	Consolidated statement of comprehensive expense
138	Consolidated statement of financial position
139	Consolidated statement of changes in equity
141	Consolidated statement of cash flows

141	Notes to the consolidated financial statements
141	1. Basis of preparation

Income statement
148	2. Revenue disaggregation and segmental analysis
151	3. Operating profit/(loss)
152	4. Impairment losses
157	5. Investment income and financing costs
157	6. Taxation
162	7. Discontinued operations and assets held for sale
164	8. Earnings per share
164	9. Equity dividends

Financial position
165	10. Intangible assets
167	11. Property, plant and equipment
169	12. Associates and joint arrangements
175	13. Other investments
176	14. Trade and other receivables
177	15. Trade and other payables
178	16. Provisions
179	17. Called-up share capital

Cash flows
179	18. Reconciliation of net cash flow from operating activities
180	19. Cash and cash equivalents
180	20. Leases
183	21. Borrowings
184	22. Capital and financial risk management

Employee remuneration
193	23. Directors’ and key management compensation
193	24. Employees
194	25. Post-employment benefits
198	26. Share-based payments

Additional disclosures
199	27. Acquisitions and disposals
202	28. Commitments
202	29. Contingent liabilities and legal proceedings
205	30. Related party transactions
206	31. Related undertakings
218	32. Subsidiaries exempt from audit
218	33. Subsequent events
219	These pages are intentionally left blank
226	Non-GAAP measures (unaudited information)
230	Additional information (unaudited information)

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	125

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

Directors’ responsibility statement

Each of the Directors, whose names and functions are listed on pages 77 to 80, confirms that, to the best of their knowledge:

–

The consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and loss of the Group;

–

The parent company financial statements, prepared in accordance with UK generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and loss of the Company; and

–

The Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

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

Going concern

The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out on pages 60 to 64.

In addition, the funding position of the Group is included in ‘Borrowings’ and ‘Capital and financial risk management’ in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing, as well as details regarding its capital, its financial risk management objectives, its financial instruments and hedging activities, and its exposures to credit risk and liquidity risk. As noted on pages 184 to 185, the Group has access to substantial cash and financing facilities.

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

The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2027 from the date of approving the

126	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Directors’ statement of responsibility continued

consolidated financial statements. These sensitivities include the non-refinancing of debt maturities, A reverse stress test was reviewed to understand how severe conditions would have to be to breach liquidity, including a required reduction in profitability metrics compared to current performance and forecasts. The availability of the Group’s €7.8 billion undrawn revolving credit facilities as at 31 March 2026 was also considered by the Directors.

The Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 64, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period.

Conclusion

Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts.

Disclosure controls and procedures

The Directors, the Group Chief Executive and Group Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 and Rule 13a–15 thereunder. As a result of the material weakness described in management’s report on internal control over financial reporting, they have concluded that the disclosure controls and procedures were not effective at the end of the period covered by this report.

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

We assessed the effectiveness of the Group’s internal control over financial reporting as at 31 March 2026 based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).

During the FY26 year-end process an error was identified relating to the assessment of the recoverability of a deferred tax asset for a new UK tax group that was formed after the completion of the merger of Vodafone UK and Three UK in the current year. In their assessment of internal control over financial reporting (‘ICFR’), Management identified this as giving rise to a material weakness.

Identification and description of the Material Weakness

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness was identified in a control supporting the deferred tax asset recoverability assessment for a UK tax group. The control over certain long term taxable income assumptions within the deferred tax asset model did not operate with sufficient precision following the separation of the UK tax groups after completion of the merger of Vodafone UK and Three UK. This control deficiency relates to the 31 March 2026 financial statement period only. There was no material weakness identified in any prior years.

Based on the identification of this material weakness, management has concluded that the Group’s internal control over financial reporting was not effective as at 31 March 2026. However, as the error was identified and corrections made to amend our current year UK deferred tax charge, the Group financial statements for the year ended 31 March 2026 were not impacted and there was no uncorrected misstatement because of this material weakness. The error had no impact on cash flow reporting.

Remediation

Remediation activities have commenced to address the identified material weakness. These activities include plans to review and enhance the design of controls, including procedures on supporting data and analysis to ensure the review is sufficiently precise. Management also plans to strengthen the governance and independent review over complex tax models and long term forecasting and assumptions, enhancing controls over non routine and first year processes.

The material weakness will be considered remediated only once the enhanced controls have been appropriately designed and have operated effectively for a sufficient period of time.

Changes to internal control over financial reporting

Except as noted above, during the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 March 2026 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. See page 129 for their audit opinion on internal control over financial reporting.

By order of the Board

Maaike de Bie

Group General Counsel and Company Secretary

19 May 2026

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	127

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vodafone Group Plc (the Company) as of 31 March 2026 and 2025, the related consolidated income statement, statement of comprehensive expense, statement of changes in equity and statement of cash flows for each of the three years in the period ended 31 March 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2026, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 19 May 2026 expressed an adverse opinion thereon.

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

Carrying value of cash generating units, including goodwill (Germany)

Description of the matter

As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Company calculates the recoverable amount for cash generating units (‘CGUs’) based on value in use (‘VIU’) to determine whether an impairment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2026, the Company has recorded €21,918 million of goodwill, including €16,092 million in respect of Germany. The Company’s assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIU for Germany was sensitive to the significant assumptions of projected Adjusted EBITDAaL growth, timing and amount of future capital expenditure, license and spectrum payments, the long-term growth rate and the discount rate.

Auditing the Company’s annual impairment test for the Germany CGU was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity to fluctuations and market specific factors in those assumptions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the Company’s goodwill impairment review process, including, for example, management’s controls over the significant assumptions described above.

We evaluated, with the involvement of EY valuation specialists, the methodology applied in the Germany VIU model, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s model.

We assessed management’s projected Adjusted EBITDAaL growth, for example by comparing underlying assumptions including Average Revenue Per User (‘ARPU’) to external data, such as economic and industry forecasts and competitor data for the German telecoms market, supporting contracts and benchmarking provided by management, and for consistency with evidence obtained from other areas of our audit. Our procedures also included evaluating the historical accuracy of management’s German business projections, which underpin the VIU model, by comparing the prior years’ forecast to actual results for each of the last five years. We performed sensitivity analyses on the VIU model, to evaluate the impact that changes in assumptions would cause to the valuation of the Germany CGU.

To assess management’s forecast capital expenditure, license and spectrum payments assumption, our procedures included, among others, comparing forecast capital expenditure to actual historical spend, assessing market specific events such as network deployment plans, industry analysis and competitor data, where available. We compared management’s long-term growth rate and discount rate assumptions to EY independently determined ranges, with the involvement of EY valuation specialists.

We evaluated the adequacy of the related disclosures, in particular the sensitivity disclosures in relation to changes in assumptions that would lead to an impairment being recorded.

128	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Report of Independent Registered Public Accounting Firm continued

Recognition and recoverability of deferred tax assets in Luxembourg and VodafoneThree

Description of the matter

As more fully described in Note 6 to the consolidated financial statements, the Company recognizes deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management determines that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognized asset to be recovered.

Deferred tax assets amounting to €15,248 million are recognized in Luxembourg in respect of losses, and €2,067 million for VodafoneThree, primarily relating to excess capital allowances. Management concluded it is probable that the related entities will continue to generate taxable profits in the future against which the deferred tax assets will be recovered over a period of 46 to 50 years in Luxembourg and 46 years for VodafoneThree. The Company does not currently recognize deferred tax assets which are forecast to be used 60 years beyond the reporting period.

The Luxembourg companies’ income is primarily derived from internal financing, centralized procurement and international roaming activities. Management’s forecasted future income considers assumptions of future interest rates and levels of intragroup financing, as well as forecasted income from the activities described above.

The VodafoneThree income is derived from operating activity of the VodafoneThree UK tax group. Management’s forecast assumes an expected level of future profitability, expected level of intercompany debt and inherent risks related to the telecommunications sector.

Auditing the Group’s recognition and recoverability of deferred tax assets in Luxembourg and of VodafoneThree is significant to the audit because it involved significant judgements and estimates in relation to future taxable profits and the period of time over which the Group is expected to utilize these assets, results in increased estimation uncertainty.

How we addressed the matter in our audit

Overall procedures in respect of both jurisdictions

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets specifically relating to the Luxembourg and VodafoneThree tax groups, including, for example, management’s controls over the gross amount of deferred tax assets recorded and the preparation of the prospective financial information used to determine the Luxembourg and VodafoneThree entities’ future taxable income.

We involved our tax professionals and tax specialists, in the performance of our audit procedures which included, among others, assessment of the existence of available losses for Luxembourg and excess capital allowances for VodafoneThree, and evaluation of management’s position on the recoverability of the losses and excess capital allowances with respect to local tax law and tax planning strategies adopted.

We also evaluated the nature of reconciling items between forecast profit before tax and taxable profit and considered their appropriateness in accordance with IAS 12.

We performed sensitivities to understand the impact of changes in key assumptions of forecast taxable income, on the utilization period, including historical profitability against forecast.

We evaluated the adequacy of the disclosures in respect of the recognition of the deferred tax asset against the requirements of IAS 12.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	129

Report of Independent Registered Public Accounting Firm continued

How we	Luxembourg specific procedures
addressed the matter in our audit	To evaluate the forecast finance income, our procedures included, on a sample basis, recalculation of income with reference to underlying agreements and comparison of future interest rates utilized in the forecasts to relevant external benchmarks. We also assessed the projections of internal debt levels for consistency with our understanding of the business and relevant tax regulations in respect of transfer pricing of financial transactions. To assess the likelihood of intercompany debt levels reducing to the extent it would result in the Luxembourg deferred tax asset not being fully recoverable, we considered the commercial rationale of the arrangements and obtained written representations from management regarding their intentions to retain the debt levels sufficient to recover the Luxembourg deferred tax asset.

We assessed the reasonability of forecasted procurement and roaming taxable profits utilized in management’s assessment, by considering historical forecasting accuracy and comparing forecasts with evidence obtained from other areas of our audit.

VodafoneThree specific procedures
To evaluate the forecast taxable income for VodafoneThree utilized in management’s assessment, our procedures included corroborating that VodafoneThree forecast trading activities used within the deferred tax asset recognition model are consistent with those used as an input into the going concern, long-term viability statement, impairment assessment, and the information approved by the Board related to management’s business plans. We assessed management’s expected future profitability, by comparison of underlying assumptions to external data, such as economic and industry forecasts and competitor data for the UK telecommunications sector and supporting contracts and benchmarks provided by management.

We also assessed the reasonableness of the expected future profitability by comparing underlying assumptions to historical performance, commercial rationale, the application of transfer pricing policies and with evidence obtained from other areas of our audit.

Merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK

Description of the matter	As more fully described in Note 27 to the consolidated financial statements, on 31 May 2025, the Group completed a transaction to merge Vodafone Limited (‘Vodafone UK’) and Hutchison 3G UK Holdings Limited (‘Three UK’), to form VodafoneThree Holdings Limited (‘VodafoneThree’) for total consideration valued at €2,446 million. The transaction was accounted for using the acquisition method, which resulted in the recognition of identifiable intangible assets of €2,555 million, tangible assets of €3,457 million and goodwill of €1,358 million.

The audit of the merger required significant auditor judgement, in assessing control over VodafoneThree, including whether the Group has the power and ability to use that power to affect its returns. Significant judgement was also involved in evaluating the valuation of the consideration and the identified intangible and tangible assets, given the estimation uncertainty and sensitivity of key assumptions, including those relating to future performance.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over its accounting for the acquisition. We tested controls over management’s review of the control assessment, valuation of the consideration and identifiable intangible and tangible assets, including the review of the models and significant assumptions used.

To test the control assessment, our audit procedures included an evaluation of the terms of the Shareholder Agreement, including the rights of minority shareholders, and management’s own assessment against the requirements of IFRS 10.

To test the valuation of consideration, our audit procedures included, among others, assessing of the valuation of the Vodafone UK equity value contributed based on its standalone valuation model, market assumptions and review of the Shareholder Agreement.

To test the value of the acquired identifiable intangible and tangible assets, our audit procedures included, among others, assessing the competence, capabilities and objectivity of management’s specialists. In addition, we tested the completeness and accuracy of the underlying data used in the purchase price allocation by comparing to supporting ledgers, and evaluated of the valuation methodologies applied against the requirements of IFRS 13, with involvement of EY valuation specialists. For identified intangible assets, we also evaluated the accuracy of the prospective financial information by identifying key assumptions and benchmarking them to available competitor data and external industry reports, and performing sensitivity analysis over the key assumptions.

We evaluated the adequacy of the related disclosures, in particular the description of the transaction and the purchase price allocation.

/s/Ernst & Young LLP

We have servied as the Company’s auditor since 2019.

London, United Kingdom

19 May 2026

130	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on Internal Control Over Financial Reporting

We have audited Vodafone Group Plc’s internal control over financial reporting as of 31 March 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Vodafone Group Plc (the Company) has not maintained effective internal control over financial reporting as of 31 March 2026, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the design and operation of a control supporting the deferred tax asset recoverability assessment for a UK tax group.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of 31 March 2026 and 2025, the related consolidated income statement, statement of comprehensive expense, statement of changes in equity and statement of cash flows for each of the three years in the period ended 31 March 2026, and the related notes (collectively referred to as the “consolidated financial statements”). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2026 consolidated financial statements, and this report does not affect our report dated 19 May 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal control over financial reporting on page 126. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Ernst & Young LLP

London, United Kingdom

19 May 2026

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	131

Page intentionally blank

132	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	133

Page intentionally blank

134	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	135

Page intentionally blank

136	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 137

Consolidated income statement
for the years ended 31 March

	Note	2026 €m	2025 € m		2024 € m

Revenue	2	40,461	37,448		36,717

Cost of sales		(27,728)	(24,929)		(24,459)

Gross profit		12,733	12,519		12,258

Selling and distribution expenses		(3,149)	(2,934)		(2,674)

Administrative expenses		(5,841)	(5,447)		(5,768)

Net credit losses on financial assets	22	(429)	(476)		(491)

Share of results of equity accounted associates and joint ventures	12	(382)	(123)		(96)

Impairment (charge)/reversal	4	–	(4,515)		64

Other (expense)/income	3	(88)	565		372

Operating profit/(loss)	3	2,844	(411)		3,665

Investment and other income	5	1,395	864		581

Financing costs	5	(2,375)	(1,931)		(2,626)

Profit/(loss) before taxation		1,864	(1,478)		1,620

Income tax expense	6	(1,805)	(2,246)		(50)

Profit/(loss) for the financial year - Continuing operations		59	(3,724)		1,570

Loss for the financial year - Discontinued operations	7	(108)	(22)		(65)

(Loss)/profit for the financial year		(49)	(3,746)		1,505

Attributable to:

– Owners of the parent		(397)	(4,169)		1,140

– Non-controlling interests 1		348	423		365

(Loss)/profit for the financial year		(49)	(3,746)		1,505

(Loss)/earnings per share - Continuing operations

– Basic	8	(1.20)c	(15.86	)c	4.45c

– Diluted	8	(1.20)c	(15.86	)c	4.44c

(Loss)/earnings per share - Total Group

– Basic	8	(1.65)c	(15.94	)c	4.21c

– Diluted	8	(1.65)c	(15.94	)c	4.20c
Note:
1. Profit attributable to
non-controlling
interests derives solely from continuing activities.
Consolidated statement of comprehensive expense
for the years ended 31 March

	Note	2026 €m	2025 € m	2024 € m

(Loss)/profit for the financial year		(49)	(3,746)	1,505

Other comprehensive (expense)/income:

Items that may be reclassified to the income statement in subsequent years:

Foreign exchange translation differences, net of tax		(696)	321	(440)

Foreign exchange translation differences, transferred to the income statement		–	115	23

Other, net of tax 1		209	36	(1,748)

Total items that may be reclassified to the income statement in subsequent years		(487)	472	(2,165)

Items that will not be reclassified to the income statement in subsequent years:

Fair value gains on equity instruments classified as Other investments, net of tax		428	116	–

Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	25	9	1	(58)

Total items that will not be reclassified to the income statement in subsequent years		437	117	(58)

Other comprehensive (expense)/income		(50)	589	(2,223)

Total comprehensive (expense)/income for the financial year		(99)	(3,157)	(718)

Attributable to:

– Owners of the parent		(254)	(3,485)	(920)

– Non-controlling interests		155	328	202

Total comprehensive (expense)/income for the financial year		(99)	(3,157)	(718)
Note:
1. Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.
Further details on items in the consolidated statement of comprehensive expense can be found in the consolidated statement of changes in equity on pages 139 and 140.

138 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Consolidated statement of financial position
at 31 March

	Note	31 March 2026 €m	31 March 2025 € m

Non-current assets

Goodwill	10	21,918	20,514

Other intangible assets	10	14,359	12,924

Property, plant and equipment	11	34,193	30,712

Investments in associates and joint ventures	12	6,492	6,892

Other investments	13	2,087	3,153

Deferred tax assets	6	18,068	19,033

Post employment benefits	25	288	242

Trade and other receivables	14	5,221	6,431

		102,626	99,901

Current assets

Inventory		596	617

Taxation recoverable		186	174

Trade and other receivables	14	10,584	9,404

Other investments	13	6,770	7,424

Cash and cash equivalents	19	8,982	11,001

		27,118	28,620

Assets held for sale	7	174	–

Total assets		129,918	128,521

	Note	31 March 2026 €m	31 March 2025 € m

Equity

Called up share capital	17	3,950	4,319

Additional paid-in capital		150,312	149,834

Treasury shares		(6,704)	(6,791)

Accumulated losses		(126,532)	(123,503)

Accumulated other comprehensive income		29,607	28,886

Total attributable to owners of the parent		50,633	52,745

Non-controlling interests		3,732	1,171

Total equity		54,365	53,916

Non-current liabilities

Borrowings	21	45,506	46,096

Share of net liabilities in associates and joint ventures	12	102	96

Deferred tax liabilities	6	1,043	798

Post employment benefits	25	206	187

Provisions	16	1,261	1,430

Non-debt liabilities in respect of written put options		107	97

Trade and other payables	15	3,333	3,147

		51,558	51,851

Current liabilities

Borrowings	21	7,130	7,047

Taxation liabilities		555	578

Provisions	16	731	1,066

Trade and other payables	15	15,579	14,063

		23,995	22,754

Total equity and liabilities		129,918	128,521
The consolidated financial statements on pages 137 to 218 were approved by the Board of Directors and authorised for issue on 19 May 2026 and were signed on its behalf by:

/s/ Margherita Della Valle	/s/ Pilar López
Margherita Della Valle	Pilar López
Group Chief Executive	Group Chief Financial Officer

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 139

Consolidated statement of changes in equity
for the years ended 31 March

		Additional paid-in capital 2 € m			Accumulated other comprehensive income				Equity attributable to owners € m	Non- controlling interests € m
	Share capital 1 € m		Treasury shares € m	Accumulated losses € m	Currency reserve 3 € m	Pensions reserve € m	Revaluation surplus 4 € m	Other 5 € m			Total equity € m
1 April 2023	4,797	149,145	(7,719)	(113,086)	27,584	(911)	1,227	2,362	63,399	1,084	64,483

Issue or reissue of shares	–	–	74	(72)	–	–	–	–	2	–	2

Share-based payments	–	108	–	–	–	–	–	–	108	7	115

Transactions with NCI in subsidiaries	–	–	–	(26)	–	–	–	–	(26)	(5)	(31)

Share of equity accounted entities change in equity	–	–	–	(164)	–	–	–	–	(164)	–	(164)

Dividends	–	–	–	(2,433)	–	–	–	–	(2,433)	(256)	(2,689)

Comprehensive income/(expense)	–	–	–	1,140	(254)	(58)	–	(1,748)	(920)	202	(718)

Profit	–	–	–	1,140	–	–	–	–	1,140	365	1,505

OCI - before tax	–	–	–	–	(826)	(77)	–	(2,331)	(3,234)	(192)	(3,426)

OCI - taxes	–	–	–	–	–	19	–	583	602	–	602

Transfer to the Income statement	–	–	–	–	23	–	–	–	23	–	23

Translation of hyperinflationary results	–	–	–	–	549	–	–	–	549	29	578

31 March 2024	4,797	149,253	(7,645)	(114,641)	27,330	(969)	1,227	614	59,966	1,032	60,998

Issue or reissue of shares	–	–	84	(81)	–	–	–	–	3	–	3

Share-based payments	–	103	–	–	–	–	–	–	103	7	110

Transactions with NCI in subsidiaries	–	–	–	(47)	–	–	–	–	(47)	50	3

Dividends	–	–	–	(1,795)	–	–	–	–	(1,795)	(246)	(2,041)

Comprehensive (expense)/income	–	–	–	(4,169)	531	1	–	152	(3,485)	328	(3,157)

(Loss)/profit	–	–	–	(4,169)	–	–	–	–	(4,169)	423	(3,746)

OCI - before tax	–	–	–	–	(162)	(12)	–	204	30	(55)	(25)

OCI - taxes	–	–	–	–	–	13	–	(78)	(65)	–	(65)

Transfer to the Income statement	–	–	–	–	115	–	–	26	141	–	141

Translation of hyperinflationary results	–	–	–	–	578	–	–	–	578	(40)	538

Purchase of Treasury shares 6	–	–	(2,000)	–	–	–	–	–	(2,000)	–	(2,000)

Cancellation of shares	(478)	478	2,770	(2,770)	–	–	–	–	–	–	–

31 March 2025	4,319	149,834	(6,791)	(123,503)	27,861	(968)	1,227	766	52,745	1,171	53,916
Continued overleaf for the year ended 31 March 2026 and accompanying footnotes.

140 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Consolidated statement of changes in equity (continued)
for the years ended 31 March

		Additional paid-in capital 2 € m			Accumulated other comprehensive income				Equity attributable to owners € m	Non- controlling interests € m
	Share capital 1 € m		Treasury shares € m	Accumulated losses € m	Currency reserve 3 € m	Pensions reserve € m	Revaluation surplus 4 € m	Other 5 € m			Total equity € m
31 March 2025	4,319	149,834	(6,791)	(123,503)	27,861	(968)	1,227	766	52,745	1,171	53,916

Issue or reissue of shares	–	2	82	(81)	–	–	–	–	3	348	351

Share-based payments	–	107	–	–	–	–	–	–	107	7	114

Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	1,045	1,045

Transactions with NCI in subsidiaries	–	–	–	548	578	–	–	–	1,126	1,248	2,374

Dividends	–	–	–	(1,094)	–	–	–	–	(1,094)	(242)	(1,336)

Comprehensive (expense)/income	–	–	–	(397)	(496)	1	–	638	(254)	155	(99)

(Loss)/profit	–	–	–	(397)	–	–	–	–	(397)	348	(49)

OCI - before tax	–	–	–	–	(1,058)	5	–	1,034	(19)	(190)	(209)

OCI - taxes	–	–	–	–	–	(4)	–	(396)	(400)	(3)	(403)

Transfer to the Income statement	–	–	–	–	–	–	–	–	–	–	–

Translation of hyperinflationary results	–	–	–	–	562	–	–	–	562	–	562

Purchase of Treasury shares 7	–	–	(2,000)	–	–	–	–	–	(2,000)	–	(2,000)

Cancellation of shares	(369)	369	2,005	(2,005)	–	–	–	–	–	–	–

31 March 2026	3,950	150,312	(6,704)	(126,532)	27,943	(967)	1,227	1,404	50,633	3,732	54,365
Notes:

1	See note 17 ‘Called up share capital’.

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

5
Includes fair value movements on equity instruments classified as Other investments (2026:
€
428 million net of tax; 2025:
€
116 million net of tax; 2024:
€
nil), together with the impact of the Group’s cash flow hedges, for which a
€
1,106 million net loss was deferred to other comprehensive income during the year (2025:
€
230 million net gain; 2024:
€
2,037 million net loss) and
€
1,337 million net loss (2025:
€
197 million net gain; 2024:
€
254 million net gain) was recycled to the consolidated income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting the income statements in each period but interest cash flows unwinding to the consolidated income statement over the life of the hedges, up to 2064. See note 22 ‘Capital and financial risk management’.

6	Represents the irrevocable and non-discretionary share buyback programmes which completed on 6 August 2024, 13 November 2024, 22 January 2025 and 19 May 2025.

7	Represents the irrevocable and non-discretionary share buyback programmes which completed on 23 July 2025, 10 November 2025, 4 February 2026 and the programme that commenced on 5 February 2026.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 141

Consolidated statement of cash flows
for the years ended 31 March

	Note	2026 €m	2025 € m	2024 € m
Inflow from operating activities	18	14,291	15,373	16,557

Cash flows from investing activities

Purchase of interests in subsidiaries, net of cash acquired	27	(193)	(9)	–

Purchase of interests in associates and joint ventures	12	(729)	(321)	(75)

Purchase of intangible assets		(2,447)	(2,375)	(2,641)

Purchase of property, plant and equipment		(4,871)	(4,324)	(4,219)

Purchase of investments		(1,060)	(3,499)	(1,233)

Disposal of interests in subsidiaries, net of cash disposed	27	(131)	11,221	(67)

Disposal of interests in associates and joint ventures		20	3,021	500

Disposal of property, plant and equipment and intangible assets		209	9	15

Disposal of investments		3,601	737	1,931

Dividends received from investments		818	530	442

Interest received		545	556	542

Cash outflows from discontinued operations		–	(787)	(1,317)

(Outflow)/inflow from investing activities		(4,238)	4,759	(6,122)

Cash flows from financing activities

Proceeds from issue of long-term borrowings		6,081	4,680	1,533

Repayment of borrowings		(11,924)	(12,963)	(8,970)

Net movement in short-term borrowings		(502)	78	(1,636)

Net movement in derivative and other financial instruments		73	404	144

Interest paid		(2,257)	(2,705)	(2,227)

Payments for settlement of written put options		–	–	(493)

Purchase of treasury shares		(2,041)	(1,868)	–

Issue of ordinary share capital and reissue of treasury shares	17	2	3	3

Equity dividends paid	9	(1,093)	(1,787)	(2,430)

Dividends paid to non-controlling shareholders in subsidiaries		(245)	(249)	(260)

Other transactions with non-controlling shareholders in subsidiaries	27	100	8	(16)

Cash outflows from discontinued operations		–	(879)	(1,503)

Outflow from financing activities		(11,806)	(15,278)	(15,855)

Net cash (outflow)/inflow		(1,753)	4,854	(5,420)

Cash and cash equivalents at the beginning of the financial year 1	19	10,893	6,114	11,628

Exchange loss on cash and cash equivalents		(227)	(75)	(94)

Cash and cash equivalents at the end of the financial year 1	19	8,913	10,893	6,114
Note:

1.
Comprises cash and cash equivalents as presented in the consolidated statement of financial position of
€
8,982 million (
€
11,001 million as at 31 March 2025), together with overdrafts of
€
69 million (
€
108 million as at 31 March 2025).

1. Basis of preparation
This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our material accounting policies that relate to the consolidated financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the consolidated financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.
The consolidated financial statements are prepared in accordance with
UK-adopted
International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financial statements are prepared on a going concern basis (see page 125).
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
Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the consolidated financial statements and the estimates that are considered to be ‘critical estimates’ due to their potential to give rise to material adjustments in the Group’s consolidated financial statements in the year to 31 March 2027. As at 31 March 2026, management has identified critical judgements in respect of revenue recognition, lease accounting, the recognition of deferred tax assets, the accounting for tax disputes, valuing assets and liabilities acquired in business combinations, determining whether the Group controls an entity, whether to recognise provisions or to disclose contingent liabilities, the identification of impairment indicators, the determination of whether assets are held for sale and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment.

142 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

1. Basis of preparation (continued)
The majority of the Group’s provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised relating to other contingent liabilities include the assessment of the expected outcome of a tax dispute related to financing costs in the Netherlands (see note 29 ‘Contingent liabilities and legal proceedings’).
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
Gross versus net presentation
If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 ‘Revenue disaggregation and segmental analysis’) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent primarily include those where the Group delivers third-party branded digital products like software or services (such as premium music, TV content or cloud-based services) to customers and those where goods or services are delivered to customers in partnership with a third-party. The Group considers a range of factors when assessing whether the Group is the principal; the Group generally has pricing discretion but also considers that it must be the primary obligor or have inventory risk to be the principle in a supply arrangement. The Group is the primary obligor when it is responsible to the customer for the quality of goods and services provided and/or has the ability to substitute goods or providers’ content in service bundles. Inventory risk can be via the risk of economic loss for inventory held pre-transfer
to the customer or via minimum purchase commitments to the supplier for content and services.
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
Lease identification
Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.
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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 143

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
At the inception of a lease, the lease term can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable
period and rights and options in each contract. Generally, lease terms are judged to be the longer of the non-cancellable
term and, for leases that include optional extension periods:

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
Recognition of deferred tax assets
Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg and Germany, and losses and capital allowances in the United Kingdom. The recognition of deferred tax assets is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 ‘Impairment losses’). For Luxembourg, this includes forecasts of income from the Group’s internal financing, centralised procurement and roaming activities, which require significant judgement. For the UK, this includes forecasts of income for VodafoneThree and for the legacy tax group for financing, holding company, brand and Group service activities.
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
Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could therefore have a significant impact on the value of deferred tax assets recognised and the period over which deferred tax assets would be recovered.
The Group only considers enacted or substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 ‘Taxation’ to the consolidated financial statements.
See additional commentary relating to climate change below.

144 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Business combinations and goodwill
When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the purchase consideration, fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the consolidated income statement.
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
Control of subsidiaries
The Group controls an entity for accounting purposes, and consolidates it as a subsidiary, when it has the current ability to make the ‘relevant decisions’ that affect the entity’s profitability and has exposure, through its shareholding, to the resulting profits or losses. Where minority shareholders have rights in an entity which do not allow participation in such decisions in the ordinary course of business then these are considered to be ‘protective rights’ that do not impair the Group’s control of the entity for accounting purposes.
Where call options or other rights potentially provide the Group with the opportunity to control an entity, a range of factors are assessed to determine whether these rights confer the current ability to make the relevant decisions including whether it is economically favourable to obtain the rights and whether there are legal barriers that prevent or delay the exercise of the rights.
The Group has concluded that it controls VodafoneThree Holdings Limited (‘VTHL’) through its 51% shareholding and associated rights. In certain very limited circumstances, including the significant financial underperformance of VTHL, CK Hutchison Group Telecom Holdings Limited may acquire additional rights that might result in the Group’s loss of control of VTHL for accounting purposes. See note 27 ‘Acquisitions and disposals’ to the consolidated financial statements for further details on the acquisition.
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
Estimation of useful life
The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2027 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below.
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
Property, plant and equipment
Property, plant and equipment represents 26.3% of the Group’s total assets (2025: 23.9%). Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’ to the consolidated financial statements for further details.
Estimation of useful life
The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2027 if these estimates were revised.
Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.
See additional commentary relating to climate change, below.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 145

1. Basis of preparation (continued)
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
Management is required to make significant judgements concerning the identification of potentially impaired assets and the determination of recoverable amounts for its assets which are based on the higher of their fair value less costs to sell and their value in use.
Management considers a range of indicators when judging whether assets may be impaired including recent and forecast business performance, external factors such as changes in the economic environment, interest rates, and, where entities are listed, observable market data. Observable market data on fair values for equivalent assets is often limited and, for a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use.
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
Held for sale accounting
When the value of a
non-current
asset or a group of assets in a disposal group will be primarily recovered through a sale transaction and there is an active plan for the disposal such that it is highly probable that the disposal will be completed within 12 months (subject to certain matters outside of the Group’s control) then the related assets will be classified as held for sale and, where appropriate, as a discontinued operation.
Judgement is applied by management in determining if assets meet the requirements to be classified as held for sale.
Climate change
The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group’s Climate-related risk reporting on pages 65 to 70. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group’s climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known.

146 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

1. Basis of preparation (continued)
Significant accounting policies applied in the current reporting period that relate to the consolidated financial statements as a whole
Accounting convention
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
Hyperinflationary economies
The Turkish economy was designated as hyperinflationary from 30 June 2022. The Ethiopian economy was designated as hyperinflationary from 31 December 2022 until 31 March 2025. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish operations whose functional currency is Turkish lira, from 1 April 2022, and to the Ethiopian operations, whose functional currency is Ethiopian Birr, from 1 April 2022 until 31 March 2025. Comparative amounts are not restated.
In applying IAS 29 to the Group’s operations in Türkiye, the Turkish lira results and non-monetary
asset and liability balances for relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute. The Turkish index has risen by 30.9% (2025: 38.1%; 2024: 68.5%) during this financial year. The revalued balances are translated to euros at the reporting date exchange rate of
€
1: 51.25 TRL (2025:
€
1: 41.00 TRL; 2024:
€
1: 34.94 TRL) respectively applying IAS 21.
For the Group’s operations in Türkiye:

–	The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other (expense)/income.

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

The main impacts of the aforementioned adjustments for the Group’s Turkish and Ethiopian operations (in prior years only) on the consolidated financial statements are shown below.

	Increase/(decrease)

	2026 €m	2025 € m	2024 € m

Impact on the consolidated income statement for the years ended 31 March

Revenue	185	88	111

Operating (loss)/profit 1	(338)	(287)	66

Loss for the financial year 1	(428)	(449)	(169)

	Increase

	2026 €m	2025 € m	2024 € m

Impact on the consolidated statement of financial position at 31 March

Net assets	895	1,029	981

Equity attributable to owners of the parent	895	987	913

Non-controlling interests	–	41	68
Note:

1.	Includes € 77 million gain on the net monetary assets/liabilities (2025: € 112 million gain; 2024: € 360 million gain).
Foreign currencies
The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.
With the exception of the Group’s Turkish lira operations which are subject to hyperinflation accounting (see above), transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date.
Non-monetary
items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the valuation date.
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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 147

1. Basis of preparation (continued)
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
The net foreign exchange gain recognised in the consolidated income statement for the year ended 31 March 2026 is
€
60 million (2025:
€
171 million loss; 2024:
€
272 million loss). The net gains and net losses are recorded within operating profit (2026:
€
16 million charge; 2025:
€
146 million charge; 2024:
€
110 million charge), financing costs (2026:
€
56 million credit; 2025:
€
1 million charge; 2024:
€
173 million charge) and income tax expense (2026:
€
20 million credit; 2025:
€
24 million charge; 2024:
€
11 million credit).
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
New accounting pronouncements adopted on 1 April 2025
The Group adopted the following new policy on 1 April 2025 to comply with amendments to IFRS:

–	Amendments to IAS 21 ‘Lack of Exchangeability’.
The amendment, which has been adopted by the UK Endorsement Board (‘UKEB’), did not have a material impact on the Group’s financial reporting.
New accounting pronouncements to be adopted on or after 1 April 2026
The following amendments have been issued by the IASB and are effective on or after 1 January 2026. These amendments have been endorsed by the UKEB.

–	Amendments to IFRS 9 and IFRS 7 ‘Amendments to the Classification and Measurement of Financial Instruments’;

–	Amendments to IFRS 9 and IFRS 7 ‘Contracts Referencing Nature-dependent Electricity’; and

–	Annual improvements to IFRS Accounting Standards (Volume 11).
The amendments are not currently expected to have a material impact on the Group’s financial reporting on adoption. However, the IFRS 9 and IFRS 7 amendments relating to ‘Classification and Measurement of Financial Instruments’ and ‘Contracts Referencing Nature-dependent Electricity’ may result in additional disclosures within the Group’s financial reporting.
New accounting pronouncements to be adopted on or after 1 April 2027
The following new standards and amendments have been issued by the IASB but have not yet been endorsed by the UKEB except where noted:

–	IFRS 18 ‘Presentation and Disclosure in Financial Statements’, which has been endorsed by the UKEB;

–	IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’, which has been endorsed by the UKEB;

–	Amendments to IFRS 19 ‘Subsidiaries without Public Accountability Disclosures’; and

–	Amendments to IAS 21 ‘Translation to a Hyperinflationary Presentation Currency’.
With the exception of IFRS 18, none of the newly issued standards or amendments are expected to have a material impact on the Group’s financial reporting upon adoption. IFRS 18 is expected to have a material impact on the Group’s financial reporting, particularly the Group’s consolidated income statement and the presentation of certain performance measures; the Group is undertaking a detailed assessment of the impacts.

148 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 149

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

	2026 €m	2025 € m	2024 € m
Adjusted EBITDAaL	11,351	10,932	11,019

Restructuring costs 1	(370)	(164)	(703)

Interest on lease liabilities	615	488	440

Gain/(loss) on disposal of property, plant and equipment and intangible assets	199	(25)	(34)

Depreciation and amortisation on owned assets	(8,481)	(7,569)	(7,397)

Share of results of equity accounted associates and joint ventures	(382)	(123)	(96)

Impairment (charge)/reversal	–	(4,515)	64

Other (expense)/income	(88)	565	372

Operating profit/(loss)	2,844	(411)	3,665

Investment income	1,395	864	581

Financing costs	(2,375)	(1,931)	(2,626)

Profit/(loss) before taxation	1,864	(1,478)	1,620
Note:

1.	Restructuring costs includes € 299 million relating to depreciation on leased assets. See page 230 for more information.
Revenue disaggregation and segmental income statement analysis
Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.
The table below presents Revenue and Adjusted EBITDAaL for the years ended 31 March 2026 and 31 March 2025.

31 March 2026	Service revenue € m	Equipment revenue € m	Revenue from contracts with customers € m	Other revenue 1 € m	Interest revenue € m	Total segment revenue € m	Adjusted EBITDAaL € m

Germany	10,874	890	11,764	346	23	12,133	4,243

UK	7,597	1,486	9,083	43	66	9,192	1,881

Other Europe	4,888	707	5,595	91	28	5,714	1,574

Türkiye	2,826	526	3,352	8	71	3,431	983

Africa	6,653	1,157	7,810	522	33	8,365	2,834

Common Functions 2	763	41	804	1,020	1	1,825	(164)

Eliminations	(121)	–	(121)	(78)	–	(199)	–

Group	33,480	4,807	38,287	1,952	222	40,461	11,351

31 March 2025	Service revenue € m	Equipment revenue € m	Revenue from contracts with customers € m	Other revenue 1 € m	Interest revenue € m	Total segment revenue € m	Adjusted EBITDAaL € m

Germany	10,876	942	11,818	345	17	12,180	4,384

UK	5,887	1,109	6,996	14	59	7,069	1,558

Other Europe	4,805	761	5,566	108	20	5,694	1,510

Türkiye	2,484	595	3,079	7	–	3,086	842

Africa	6,172	1,113	7,285	472	34	7,791	2,593

Common Functions 2	663	57	720	1,097	–	1,817	45

Eliminations	(129)	–	(129)	(60)	–	(189)	–

Group	30,758	4,577	35,335	1,983	130	37,448	10,932
Notes:

1.	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’).

2.	Comprises corporate functions and shared operations.

150 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

2. Revenue disaggregation and segmental analysis (continued)
The table below presents Revenue and Adjusted EBITDAaL for the comparative year ended 31 March 2024.

31 March 2024	Service revenue € m	Equipment revenue € m	Revenue from contracts with customers € m	Other revenue 1 € m	Interest revenue € m	Total segment revenue € m	Adjusted EBITDAaL € m

Germany	11,453	1,132	12,585	357	15	12,957	5,017

UK	5,631	1,111	6,742	54	41	6,837	1,408

Other Europe	4,722	665	5,387	102	15	5,504	1,516

Türkiye	1,746	609	2,355	7	–	2,362	510

Africa	5,951	1,030	6,981	409	30	7,420	2,539

Common Functions 2	559	49	608	1,256	–	1,864	29

Eliminations	(150)	(1)	(151)	(76)	–	(227)	–

Group	29,912	4,595	34,507	2,109	101	36,717	11,019
Notes:

1.	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’).

2.	Comprises corporate functions an d shared operations.
The total future revenue from the remaining term of Group’s contracts with customers for performance obligations not yet delivered to those customers at 31 March 2026 is
€
17,622 million (2025:
€
17,297 million; 2024:
€
16,577 million); of which
€
11,469 million (2025:
€
10,812 million; 2024:
€
10,488 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.
Segmental assets
The tables below present the segmental assets at 31 March 2026, 31 March 2025 and 31 March 2024.

31 March 2026	Non-current assets 1 € m	Capital additions 2 € m	Right-of-use asset additions € m	Other additions intangible assets 3 € m	Depreciation and amortisation € m	Impairment charge 4 € m

Germany	36,746	2,496	953	175	4,556	–

UK	13,953	1,549	1,113	38	3,274	–

Other Europe	7,451	892	702	47	1,531	–

Türkiye	2,781	540	219	514	795	–

Africa	7,344	1,185	496	309	1,209	–

Common Functions 5	2,195	838	362	1	1,089	–

Group	70,470	7,500	3,845	1,084	12,454	–

31 March 2025	Non-current assets 1 € m	Capital additions 2 € m	Right-of-use asset additions € m	Other additions intangible assets 3 € m	Depreciation and amortisation € m	Impairment charge 4 € m

Germany	37,621	2,482	1,127	–	4,536	4,350

UK	7,904	926	2,157	48	1,908	–

Other Europe	7,304	857	474	26	1,472	165

Türkiye	2,059	447	187	–	681	–

Africa	6,981	1,039	499	162	1,129	–

Common Functions 5	2,281	1,142	212	–	1,078	–

Group	64,150	6,893	4,656	236	10,804	4,515

31 March 2024	Non-current assets 1 € m	Capital additions 2 € m	Right-of-use asset additions € m	Other additions intangible assets 3 € m	Depreciation and amortisation € m	Impairment reversal 4 € m

Germany	42,931	2,565	1,045	–	4,543	–

UK	6,863	878	957	–	1,733	–

Other Europe	7,564	862	442	–	1,447	–

Türkiye	1,644	320	160	120	537	(64)

Africa	6,377	1,005	296	163	1,184	–

Common Functions 5	1,972	782	203	–	970	–

Group	67,351	6,412	3,103	283	10,414	(64)
Notes:

1.	Comprises goodwill, other intangible assets and property, plant and equipment.

2.	Includes additions to: (i) property, plant and equipment (excluding right-of-use assets) and (ii) computer software, development costs and identifiable wavelengths, reported within Intangible assets.

3.	Includes additions to licences and spectrum and customer base acquisitions.

4.	See note 4 ‘Impairment losses’ for more information.

5.	Comprises corporate functions and shared operations.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 151

3. Operating profit/(loss)
Detailed below are the key amounts recognised in arriving at our operating profit/(loss)

	2026 €m	2025 € m	2024 € m

Amortisation of intangible assets (Note 10)	4,090	3,695	3,515

Depreciation of property, plant and equipment (Note 11):

Owned assets	4,391	3,874	3,882

Leased assets	3,973	3,235	3,017

Impairment charge/(reversal) (Note 4)	–	4,515	(64)

Staff costs (Note 24)	5,474	5,236	5,498

Amounts related to inventory included in cost of sales	4,915	4,514	4,659

Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(1,395)	(1,254)	(1,188)

Gain on the revaluation of net monetary assets resulting from IAS 29 application (Note 1) 1	(77)	(112)	(360)

Shares pledged to Vodafone Idea Limited for settlement of the Contingent Liability Adjustment Mechanism 1	256	–	–

Gain on disposal of Indus Towers Limited 1	–	714	–

Pledge arrangements in respect of Indus Towers Limited (Note 29) 1	–	(214)	–
Note:

1.	Included in Other income in the consolidated income statement.
Auditor remuneration
The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2026 is analysed below.

	2026 €m	2025 € m	2024 € m

Parent company and consolidated financial statements	11	8	7

Subsidiaries	23	19	19

Total audit fees 1	34	27	26

Audit-related assurance services 2	1	3	10

Other assurance services	1	–	–

Total non-audit fees	2	3	10

Total fees	36	30	36
Notes:

1.
Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to
€
2 million (2025:
€
2 million, 2024:
€
1 million).

2.
Fees for special purpose audits and statutory and regulatory filings during the year. Fees for the year ended 31 March 2024 are higher than fees for the other years presented, primarily due to Reporting Accountant and audit services performed during the year which were required in connection with the merger of Vodafone UK and Three UK and the disposal of Vodafone Spain.

Fees payable to auditors other than Ernst & Young LLP for audits of certain subsidiaries for the year ended 31 March 2026 were
€
11 million (2025:
€
nil, 2024:
€
nil).

152 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Goodwill
The remaining carrying value of goodwill at 31 March was as follows:

	2026 €m	2025 € m

Germany	16,092	15,985

UK	2,050	774

Vodacom	1,601	1,593

Other	2,175	2,162

	21,918	20,514

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 153

4. Impairment losses (continued)
Key assumptions used in the value in use calculations
The key assumptions used in determining the value in use are:

Assumption	How determined

Projected adjusted EBITDAaL

Projected adjusted EBITDAaL has been based on experience adjusted for the following:

–  In Germany, competitive pressure on mobile revenue is expected to continue despite wholesale revenue growth and the transition of customers to more valuable plans with higher data allowances and improved value-added services. Fixed revenue is impacted by the structural decline seen in the TV segment, whilst broadband revenue is expected to improve as customers move to higher speeds (including Fibre) and increase their usage of growing digital services;

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

–  The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies.

Each cash-generating unit’s discount rate is determined in nominal terms to match their nominal estimates of future cash flows.

Changes in risk-free rates have increased and decreased the cash-generating unit discount rates in the current year.

154 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

4. Impairment losses (continued)
The Group performs its annual impairment test for goodwill and indefinite-lived intangible assets at 31 March and when there is an indicator of impairment of an asset. Judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable.
Year ended 31 March 2026
The Group did not recognise any impairments for the year ended 31 March 2026.
Value in use assumptions
The table below shows key assumptions used in the value in use calculations, and separately presented cash generating units for which the carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill:

	Assumptions used in value in use calculations

	Germany %	UK %

Pre-tax discount rate	7.5	9.1

Long-term growth rate	1.2	2.0

Projected adjusted EBITDAaL CAGR 1	1.9	7.7

Projected capital expenditure 2	19.5 - 20.3	10.9 - 16.3
Sensitivity analysis
The recoverable amount estimates for Germany and the UK exceed carrying value by
€
0.3 billion and
€
2.2 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2026.

	Change required for carrying value to equal recoverable amount

	Germany pps	UK pps

Pre-tax discount rate	0.1	2.6

Long-term growth rate	(0.0)	(2.8)

Projected adjusted EBITDAaL CAGR 1	(0.2)	(5.6)

Projected capital expenditure 2	0.5	10.3
Notes:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

For the Group’s operations in Germany management has prepared the following sensitivity analysis to the base case recoverable amount less carrying value for changes in pre-tax
discount rate and projected adjusted EBITDAaL CAGR
1
assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used
in the impairment review.

Recoverable amount less carrying value

Germany € bn

Base case	0.3

Change in pre-tax discount rate

Decrease by 0.5pps	3.2

Increase by 0.5pps	(2.2)

Change in projected adjusted EBITDAaL CAGR 1

Decrease by 2.0pps	(3.1)

Increase by 2.0pps	4.0
Note:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 155

4. Impairment losses (continued)
Year ended 31 March 2025
The disclosures below for the year ended 31 March 2025 are as previously disclosed in the Annual Report for the year ended 31 March 2025.
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

	Recoverable amount less carrying value

	Germany € bn	Romania € bn

Base case (prior to impairment charge recognition)	(4.4)	(0.2)

Change in pre-tax discount rate

Decrease by 0.5pps	(1.7)	(0.1)

Increase by 0.5pps	(6.6)	(0.2)

Change in projected adjusted EBITDAaL CAGR 1

Decrease by 2.0pps	(7.6)	(0.2)

Increase by 2.0pps	(0.8)	(0.1)
Note:

1.	Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

156 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

4. Impairment losses (continued)
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

Assumptions used in value in use calculations

Germany %

Pre-tax discount rate	8.3

Long-term growth rate	1.0

Projected adjusted EBITDAaL CAGR 1	2.4

Projected capital expenditure 2	17.4 - 19.9
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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 157

5. Investment income and financing costs
Investment income comprises interest received from investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

	2026 €m	2025 € m	2024 € m

Investment and other income

Financial assets measured at amortised cost	1,200	355	327

Financial assets measured at fair value through profit and loss	195	509	254

	1,395	864	581

Financing costs

Financial liabilities measured at amortised cost

Bonds	1,418	1,301	1,596

Lease liabilities	615	488	440

Bank loans and other liabilities 1	416	499	712

Interest on derivative and other financial instruments	(235)	(356)	(395)

Mark-to-market on derivatives	217	(2)	100

Foreign exchange	(56)	1	173

	2,375	1,931	2,626

Net financing costs 2	980	1,067	2,045
Notes:

1.	Interest capitalised for the year ended 31 March 2026 was € nil (2025: € nil, 2024: € nil).

2.	Includes € 771 million gain (2025: € 253 million gain) resulting from redemption of certain bonds that were bought back in advance of their maturity dates.

6. Taxation
This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not the Group expects to be able to make use of these in the future.
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
The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue-by-issue
basis within the jurisdictions that the Group operates either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and, if applicable, classifies tax penalties as part of the income tax expense if the penalties are based on profits.
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
Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of assets and liabilities (other than in a business combination), when the transaction affects neither the accounting profit nor the taxable profit and does not give rise to equal taxable and deductible temporary differences. Deferred tax liabilities are also not recognised to the extent they arise from the initial recognition of goodwill that is not deductible for tax.
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

158 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

Income tax expense	2026 €m	2025 € m	2024 € m

United Kingdom corporation tax expense:

Current year	39	59	70

Adjustments in respect of prior years	6	(8)	1

	45	51	71

Overseas current tax expense/(credit):

Current year	930	997	670

Adjustments in respect of prior years	(4)	(68)	25

	926	929	695

Total current tax expense	971	980	766

Deferred tax on origination and reversal of temporary differences:

United Kingdom deferred tax	280	(91)	(36)

Overseas deferred tax	554	1,357	(680)

Total deferred tax expense/(credit)	834	1,266	(716)

Total income tax expense	1,805	2,246	50
Tax charged/(credited) directly to other comprehensive income

	2026 €m	2025 € m	2024 € m

Current tax	19	(1)	2

Deferred tax 1	393	49	(579)

Total tax charged/(credited) directly to other comprehensive income	412	48	(577)
Tax charged directly to equity

	2026 €m	2025 € m	2024 € m

Current tax	5	4	–

Deferred tax	(17)	3	4

Total tax charged directly to equity	(12)	7	4

Note:

1.	The amount in 2026 primarily derives from gains on our investment in AST SpaceMobile, Inc and on cashflow hedges.
Factors affecting the tax expense in the year
The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year.

	2026 €m	2025 € m	2024 € m

Continuing profit/(loss) before tax as shown in the consolidated income statement	1,864	(1,478)	1,620

Profit/(loss) at weighted average statutory tax rate	439	(729)	363

Impairment loss with no tax effect 1	–	1,361	–

Disposal of Group investments 2	85	146	174

Effect of taxation of associates and joint ventures, reported within (loss)/profit before tax	105	28	23

Previously unrecognised temporary differences and losses expected to be used in the future 3	–	–	(1,021)

Previously recognised temporary differences and losses no longer expected to be used in the future 4	358	25	–

Current year temporary differences (including losses) that are not expected to be used	60	33	84

Adjustments in respect of prior year tax liabilities	37	(108)	89

Impact of tax credits and irrecoverable taxes	97	108	147

Deferred tax on unremitted earnings and outside basis	(40)	27	1

Effect of current year changes in statutory tax rates on deferred tax balances 5	305	721	(19)

Settlement of the VISPL tax cases	–	185	–

Financing costs and similar not deductible for tax purposes	105	137	214

Revaluation of assets for tax purposes in Türkiye 6	87	128	(65)

Expenses not deductible for tax purposes	167	184	60

Income tax expense	1,805	2,246	50
Notes:

1.
The amount in 2025 includes impairment charges of
€
4,350 million and
€
165 million with respect to the Group’s investments in Germany and Romania respectively, which are permanently non-deductible
for tax purposes.

2.
The amount for 2026 includes
€
38 million of tax in relation to the
€
256 million
non-deductible
liability to settle the CLAM (See Note 29 – Contingent Liabilities). The amount for 2025 includes
€
164 million of tax in relation to the 10.33% disposal of Vantage Towers, offset by a
€
109 million credit in relation to the
non-taxable
disposal of Indus Towers reduced by
€
56 million
non-deductible
settlement of MSA obligations that resulted in the release of the secondary pledge. The amount for 2024 includes
€
110 million of tax in relation to income of the continuing Group presented in Discontinued Operations,
€
37 million in relation to the disposal of
M-Pesa
Holding Company Limited and
€
30 million in relation to the Vantage Towers disposal.

3.	The amount in 2024 includes € 1,019 million of additional losses recognised in Luxembourg.

4.
The amount in 2026 relates to the
€
358 million write-down of deferred tax assets in the Group UK tax group, reflecting an update to the Group’s assessment of the recoverability of those assets (see Deferred tax note below).

5.
The amount for 2026 includes
€
305 million in relation to the phased corporate income tax rate reduction from 2027 to 2032 in Germany. The amount for 2025 includes
€
719 million in relation to a 1% corporate income tax rate reduction in Luxembourg.

6.	The amounts for 2026, 2025 and 2024 relate to inflation adjustments in Türkiye.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 159

6. Taxation (continued)
Deferred tax
The table below is an analysis of movements in the net deferred tax asset balance during the year.

	2026 €m	2025 € m

1 April	18,235	19,478

Foreign exchange movements	(82)	95

Charged to the income statement	(834)	(1,266)

Charged directly to OCI	(393)	(49)

Credited / (charged) directly to equity	17	(3)

Indexation of the opening balance in respect of hyperinflation in Türkiye	(9)	(18)

Arising on acquisitions and disposals	91	(2)

31 March	17,025	18,235
Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount credited/ (expensed) in income statement € m	Gross deferred tax asset € m	Gross deferred tax liability € m	Less amounts unrecognised € m	Net recognised deferred tax asset/ (liability) € m

Tangible assets	20	3,574	(1,419)	(408)	1,747

Intangible assets	(655)	457	(1,097)	–	(640)

Tax losses	(137)	30,081	–	(13,302)	16,779

Treasury related items	27	525	(575)	(510)	(560)

Temporary differences relating to revenue recognition	116	74	(664)	–	(590)

Temporary differences relating to leases	10	1,678	(1,473)	–	205

Other temporary differences	(215)	589	(505)	–	84

31 March 2026	(834)	36,978	(5,733)	(14,220)	17,025
Analysed in the balance sheet, after offset of balances within countries, as:

€m

Deferred tax asset	18,068

Deferred tax liability	(1,043)

31 March 2026	17,025
At 31 March 2025, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount				Net
	credited/				recognised
	(expensed)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	€ m	€ m	€ m	€ m	€ m

Tangible assets	(6)	2,831	(1,133)	–	1,698

Intangible assets	133	266	(1,036)	(3)	(773)

Tax losses	(1,256)	31,367	–	(13,843)	17,524

Treasury related items	(43)	583	(214)	(568)	(199)

Temporary differences relating to revenue recognition	(28)	83	(789)	–	(706)

Temporary differences relating to leases	(28)	1,537	(1,340)	–	197

Other temporary differences	(38)	716	(209)	(13)	494

31 March 2025	(1,266)	37,383	(4,721)	(14,427)	18,235
At 31 March 2025, analysed in the balance sheet, after offset of balances within countries, as:

€ m

Deferred tax asset	19,033

Deferred tax liability	(798)

31 March 2025	18,235
Factors affecting the tax charge in future years
The Group’s future tax charge, and effective tax rate, could be affected by several factors including tax reform in countries around the world, including changes arising from the OECD’s or European Commission’s work on Pillar Two global minimum tax and the taxation of the digital economy, changes arising from European Commission initiatives such as Business in Europe: Framework for Income Taxation ‘BEFIT’ or as a consequence of state aid investigations. The mix of countries in which the Group earn profits, statutory tax rates, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues or uncertain tax positions (see below) could also affect the tax charge in future years.
The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2026, the Group holds provisions for such potential liabilities of
€
312
million (2025:
€
314
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

160 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

6. Taxation (continued)
The tables below present the gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2026 and the comparative year ended 31 March 2025.

	$		$		$		$

31 March 2026	Expiring within 5 years € m		Expiring beyond 5 years € m		Unlimited € m		Total € m

Losses for which a deferred tax asset is recognised		96		–		75,950		76,046

Losses for which no deferred tax is recognised		104		16,010		37,885		53,999

		200		16,010		113,835		130,045

	$		$		$		$

31 March 2025	Expiring within 5 years € m		Expiring beyond 5 years € m		Unlimited € m		Total € m

Losses for which a deferred tax asset is recognised		68		–		78,045		78,113

Losses for which no deferred tax is recognised		98		15,982		40,403		56,483

		166		15,982		118,448		134,596
The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the reporting period.
Deferred tax assets on losses in Luxembourg
Included in the table above are losses of
€
63,881 million (2025:
€
65,200 million) that have arisen in Luxembourg companies. A deferred tax asset of
€
15,248 million (2025:
€
15,563 million) has been recognised in respect of these losses, as the Group concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which the Group can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely.
Losses incurred after the 2017 tax reform in Luxembourg expire after 17 years and can only be used after any pre-existing
losses on a
first-in-first-out
basis. The Luxembourg companies have
€
15,958 million (2025:
€
15,958 million) of post-2017 losses, which will fully expire in 14 years. No deferred tax asset is recognised for these post-2017 losses on the basis that they are not forecast to be used prior to the expiry of their 17-year life.
The Luxembourg companies utilised
€
1,319 million of their
pre-2017
losses in the current year, representing 2% of the recognised deferred tax asset.
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
This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group’s control, which could impact the ability of these activities to generate taxable profits. The Group has assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the reporting period date and the Group’s intentions to keep these activities in Luxembourg remains unchanged.
Based on the current forecasts,
€
3,145 million (21%) (2025:
€
3,065 million, 20%) of the deferred tax asset is forecast to be used within the next 10 years, and
€
6,319 million (41%) (2025:
€
6,194 million, 40%) used within 20 years. The losses are projected to be fully utilised over the next
46-50
years (2025:
47-52
years).
The decrease in the recovery period compared to the prior year is principally a result of current year utilisation of the asset. An increase or decrease in the forecast income in Luxembourg in each year of
5%-10%
would change the period over which the losses will be fully utilised by
2-5
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
In 2025, the Government of Luxembourg enacted a reduction in the corporate income tax rate of 1%, resulting in a
€
719 million write down of the Luxembourg deferred tax asset. This adjustment had no impact on cash tax. In 2026, the Government of Luxembourg has announced its intention to reduce the corporate income tax rate by a further 1%. If enacted, this would result in a further write down of the existing Luxembourg deferred tax asset of approximately
€
640 million, with no impact on
cash-tax
or the utilisation period.
Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses.
Deferred tax assets in the UK
The merger between Vodafone UK and Three UK, which completed on 31 May 2025 resulted in the formation of two separate UK tax groups: the VodafoneThree tax group, and the Group UK tax group.
VodafoneThree
The VodafoneThree tax group has a recognised UK deferred tax asset of
€
2,067 million (2025:
€
nil due to the change in the tax groups referenced above).
This asset consists primarily of excess capital allowances available to be claimed on a reducing balance basis, relating to qualifying plant and machinery held by the Vodafone and Three UK operating companies. In assessing recoverability, the Group has reviewed the latest five-year forecasts for the VodafoneThree UK tax group which reflect the inherent risks of operating in the telecommunications sector.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 161

6. Taxation (continued)
For the periods beyond the five-year forecast the Group has considered the level of profits assumed in the terminal period, taking into account the expected future profitability of the two businesses, and the forecast levels of external debt.
Based on the current forecasts, the deferred tax asset is expected to be recovered over the next 46 years (2026 half-year: 30 years). The recovery period has increased compared to the 2026 half-year results, primarily due to the reduction in the rate of deductible capital allowances for plant and machinery from 18% to 14% per annum from 1 April 2026 following the November 2025 UK Budget as well as the finalisation of the purchase price allocation (including accounting policy alignment) for Three UK which resulted in revisions to forecast taxable profit at the legal entity level.
An increase or decrease in the net taxable income in the tax group in each year of approximately
5%-10%
would change the period over which the deferred tax asset will be fully utilised by
1-2
years either way.
Based on the above factors the Group concludes that it is probable that the VodafoneThree tax group will continue to generate taxable profits in the future against which it will utilise capital allowances and other deferred tax assets.
Three UK has accumulated unrecognised tax losses and capital allowances of
€
7,615 million as the Group does not consider it probable that they will be utilised. A significant portion of the losses can only be offset against Three UK’s own future taxable profits, and for the remaining losses, future taxable profits are expected to be sheltered by recognised capital allowances, which are anticipated to be claimed in priority.
Vodafone Group UK
The Vodafone ‘Group UK’ tax group has a recognised UK deferred tax asset of
€
nil million (2025:
€
2,566 million, which included Vodafone UK, now part of the VodafoneThree tax group, as described above). The Group UK tax group comprises the Group’s UK financing, holding and group service companies and holds significant tax assets, primarily arising from excess capital allowances available to be claimed on a reducing balance basis.
In assessing recoverability of deferred tax assets, the Group has reviewed the latest five-year forecasts for the Group UK tax group, which reflect the inherent risks of operating in the telecommunications sector. For periods beyond the five-year forecast, the Group has considered the level of profits assumed in the terminal period, taking into account forecast level of external debt and derivatives and expected future profitability of the business.
Based on this assessment, the Group does not consider there to be sufficient taxable profits that can be reliably forecast, beyond those arising from the reversal of existing deferred tax liabilities, to support recognition of additional deferred tax assets. This conclusion is driven primarily by the volatility of taxable income and deductible losses arising from treasury activities, where relatively small changes in the Group’s bond and derivative portfolio can result in significant movements in forecast long-term taxable profits within the Group UK tax group.
Accordingly, the Group has written down the
€
358 million net deferred tax asset in respect of fixed assets within the Group UK tax group.
€
437 million of deferred tax assets remain supported by the reversal of deferred tax liabilities. As a consequence of de-recognising
this deferred tax asset in the period, the Group has
€
1,432 million (2025: nil) of unrecognised deductible temporary differences.
In respect of both the VodafoneThree and Group UK tax group’s deferred tax assets, future changes in tax law or in the structure of the Group could have a significant impact on the availability and timing of utilisation of UK capital allowances and other deferred tax assets.
The Group has unrecognised capital tax losses of
€
29,087 million (2025:
€
29,762 million) arising in a number of Group UK entities. The variance compared to 2025 is due to foreign exchange. These losses may be carried forward indefinitely but can only be utilised against future chargeable capital gains. In assessing the recoverability of these losses, the Group has considered the expected availability of future taxable capital gains. Due to the application of the UK Substantial Shareholding Exemption, which exempts from tax the majority of gains on disposals of qualifying shareholdings, the Group does not consider it probable that sufficient taxable capital gains will arise against which these losses can be utilised. Accordingly, no deferred tax asset has been recognised in respect of the capital losses, consistent with the treatment in the prior year.
Across both UK tax groups there is an unrecognised brought forward Corporate interest restriction of
€
2,040 million (2025:
€
1,916 million), as the Group does not forecast being able to utilise this.
Deferred tax assets on losses in Germany
The Group has a recognised deferred tax asset of
€
1,441 million (2025:
€
1,950 million) in Germany in respect of losses arising primarily on the write-down of investments in Germany in 2000. The losses relate to German corporate tax and trade tax liabilities and do not expire. The Group concludes that it is probable that the German business will generate sufficient taxable profits in the future against which these losses will be utilised.
The Group has reviewed the latest five-year forecasts for the German business, which reflect the inherent risks of operating in the telecommunications sector. The Group expects to fully utilise the trade tax losses within
4-5
years, and corporate tax losses within
31-32
years.
The reduction in the deferred tax asset in the period primarily reflects the enacted change in German corporate income tax rates. On 14 July 2025, the German Government enacted a 5% reduction in the corporate income tax rate, to be implemented on a staggered basis at 1% per annum from 2028 to 2032. The enacted rate change resulted in a
€
305 million charge to remeasure the German net deferred tax assets.
Unremitted earnings
No deferred tax liability has been recognised in respect of a further
€
33,631 million (2025:
€
39,199 million) of unremitted earnings of subsidiaries because the Group is able to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
Pillar Two - Global Minimum Tax
The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from financial years commencing on or after 1 January 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The FY26 tax charge includes a current tax charge of
€
9 million (2025:
€
7 million) relating to Pillar 2 income taxes.

162 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Transactions between the Group’s continuing and discontinued operations are eliminated in full in the consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s (Loss)/profit for the financial year for the years presented.
Discontinued operations
On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (’Zegona’) in relation to the disposal of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’). The disposal completed on 31 May 2024.
On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG (‘Swisscom’) in relation to the disposal of 100% of Vodafone Italia S.p.A. (’Vodafone Italy’). The disposal completed on 31 December 2024.
See note 27 ‘Acquisitions and disposals’ for more information.
The results of Vodafone Spain and Vodafone Italy were reported as discontinued operations in the prior years through to the date of disposal.
A summary of the results from these discontinued operations is below.

	2026 1 €m	2025 € m	2024 € m

(Loss)/profit for the financial year - Discontinued operations

Vodafone Spain	(25)	53	(5)

Vodafone Italy	(83)	(75)	(60)

Total	(108)	(22)	(65)

Loss per share - Discontinued operations

Basic	(0.45)c	(0.08)c	(0.24)c

Diluted	(0.45)c	(0.08)c	(0.24)c
Note:

1.	Relates to the finalisation of the disposal completion accounts in the current financial year.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 163

7. Discontinued operations and assets held for sale (continued)
Segment analysis of discontinued operations
Vodafone Spain
The disposal of Vodafone Spain completed in the comparative period on 31 May 2024. The results of discontinued operations in Spain are detailed below.

	2026 €m	2025 € m	2024 € m

Revenue	–	603	3,773

Cost of sales	–	(321)	(2,593)

Gross profit	–	282	1,180

Selling and distribution expenses	–	(27)	(259)

Administrative expenses	–	(34)	(435)

Net credit losses on financial assets	–	(15)	(120)

Operating profit	–	206	366

Investment income	–	3	29

Financing costs	–	(8)	(56)

Profit before taxation	–	201	339

Income tax credit	–	–	1

Profit after tax of discontinued operations	–	201	340

After tax loss on the re-measurement of disposal group	–	–	(345)

Loss on sale of disposal group	(25)	(148)	–

(Loss)/profit for the financial year from discontinued operations	(25)	53	(5)

Total comprehensive (expense)/income for the financial year from discontinued operations

Attributable to owners of the parent	(25)	53	(5)
Vodafone Italy
The disposal of Vodafone Italy completed in the comparative period on 31 December 2024. The results of discontinued operations in Italy are detailed below.

	2026 €m	2025 € m	2024 € m

Revenue	–	3,356	4,579

Cost of sales	–	(1,293)	(3,438)

Gross profit	–	2,063	1,141

Selling and distribution expenses	–	(160)	(244)

Administrative expenses	–	(356)	(760)

Net credit losses on financial assets	–	(36)	(51)

Operating profit	–	1,511	86

Financing costs	–	(66)	(86)

Profit before taxation	–	1,445	–

Income tax (expense)/credit	–	(387)	23

Profit after tax of discontinued operations	–	1,058	23

After tax loss on the re-measurement of disposal group	–	–	(83)

Loss on sale of disposal group	(83)	(1,133)	–

Loss for the financial year from discontinued operations	(83)	(75)	(60)

Total comprehensive expense for the financial year from discontinued operations

Attributable to owners of the parent	(83)	(72)	(71)
Assets held for sale
On 18 February 2026, the Group announced that it has agreed to sell its interests in VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) to Liberty Global plc for
€
1.0 billion in cash and a 10% stake in the new Ziggo Group which will own 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding. The Group’s
€
0.9 billion loan receivable from VodafoneZiggo (see Note 13: Other investments) will be settled from the transaction proceeds. Consequently, the Group’s investment in VodafoneZiggo is classified as held for sale at 31 March 2026.

	31 March 2026 €m	31 March 2025 €m

Non-current assets

Investments in associates and joint ventures	174	–

	174	–

164 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

8. Earnings per share
Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	$		$		$

	2026 Millions		2025 Millions		2024 Millions

Weighted average number of shares for basic earnings per share		24,033		26,149		27,056

Effect of dilutive potential shares: Employee share schemes		–		–		95

Weighted average number of shares for diluted earnings per share		24,033		26,149		27,151

	$		$		$

	2026 €m		2025 € m		2024 € m

(Loss)/profit for earnings per share from continuing operations attributable to owners		(289)		(4,147)		1,205

Loss for earnings per share from discontinued operations attributable to owners		(108)		(22)		(65)

(Loss)/profit for basic and diluted earnings per share		(397)		(4,169)		1,140

	$		$		$

	2026 eurocents		2025 eurocents		2024 eurocents

Basic (loss)/earnings per share from continuing operations		(1.20)c		(15.86)c		4.45c

Basic loss per share from discontinued operations		(0.45)c		(0.08)c		(0.24)c

Basic (loss)/earnings per share		(1.65)c		(15.94)c		4.21c

	$		$		$

	2026 eurocents		2025 eurocents		2024 eurocents

Diluted (loss)/earnings per share from continuing operations		(1.20)c		(15.86)c		4.44c

Diluted loss per share from discontinued operations		(0.45)c		(0.08)c		(0.24)c

Diluted (loss)/earnings per share		(1.65)c		(15.94)c		4.20c

9. Equity dividends
Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	$		$		$

	2026 €m		2025 € m		2024 € m

Declared during the financial year

Final dividend for the year ended 31 March 2025: 2.25 eurocents per share

(2024: 4.50 eurocents per share, 2023: 4.50 eurocents per share)		558		1,212		1,215

Interim dividend for the year ended 31 March 2026: 2.25 eurocents per share

(2025: 2.25 eurocents per share, 2024: 4.50 eurocents per share)		536		583		1,218

		1,094		1,795		2,433

Proposed after the end of the year and not recognised as a liability

Final dividend for the year ended 31 March 2026: 2.3625 eurocents per share

(2025: 2.25 eurocents per share, 2024: 4.50 eurocents per share)		544		558		1,219

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 165

10. Intangible assets
The consolidated statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘ to the consolidated financial statements.
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
Estimated useful lives
The estimated useful lives of finite lived intangible assets are as follows:

Licence and spectrum fees	3 - 40 years

Software	3 - 10 years

Brands	1 - 30 years

Customer bases	2 - 37 years

166 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

10. Intangible assets (continued)

	Goodwill € m	Licence and spectrum fees € m	Computer software € m	Customer bases € m	Other € m	Total € m

Cost

1 April 2024	77,252	27,292	17,434	9,320	486	131,784

Exchange movements	(252)	62	(63)	17	(18)	(254)

Acquisition of subsidiaries	7	–	–	4	–	11

Additions 1	–	236	2,414	–	5	2,655

Disposals	–	(98)	(772)	–	(1)	(871)

Hyperinflation impacts	709	301	291	49	39	1,389

Other	–	–	(45)	–	–	(45)

31 March 2025	77,716	27,793	19,259	9,390	511	134,669

Exchange movements	(571)	(734)	(424)	(56)	(40)	(1,825)

Acquisition of subsidiaries 2	1,465	1,001	897	541	231	4,135

Additions 1	–	1,083	2,142	1	8	3,234

Disposals	–	(305)	(942)	–	(3)	(1,250)

Hyperinflation impacts	627	293	285	44	35	1,284

Other	–	–	(97)	–	–	(97)

31 March 2026	79,237	29,131	21,120	9,920	742	140,150

Accumulated impairment losses and amortisation 1 April 2024	52,296	21,731	12,104	6,338	463	92,932

Exchange movements	(318)	106	(58)	16	(14)	(268)

Impairments	4,515	–	–	–	–	4,515

Charge for the year	–	651	2,431	605	8	3,695

Disposals	–	(98)	(767)	–	(1)	(866)

Hyperinflation impacts	709	176	250	49	39	1,223

31 March 2025	57,202	22,566	13,960	7,008	495	101,231

Exchange movements	(510)	(504)	(314)	(41)	(26)	(1,395)

Charge for the year	–	722	2,682	674	12	4,090

Disposals	–	(197)	(932)	–	–	(1,129)

Hyperinflation impacts	627	180	242	44	35	1,128

Other	–	–	(52)	–	–	(52)

31 March 2026	57,319	22,767	15,586	7,685	516	103,873

Net book value

31 March 2025	20,514	5,227	5,299	2,382	16	33,438

31 March 2026	21,918	6,364	5,534	2,235	226	36,277
Notes:

1.	Licence and spectrum additions include € 771 million (FY25: € nil) of deferred payments which are included in borrowings in the Statement of Financial Position, see Note 21 for further details.

2.	Primarily attributable to the merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK. See note 27 ‘Acquisitions and disposals’ for further details.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 167

10. Intangible assets (continued)
For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software and licenses and spectrum fees are assets in the course of construction, which are not amortised
, with a cost of
€
824 million (2025:
€
1,035 million) and
€
18 million (2025:
€
151 million) respectively.
The net book value and expiry dates of the most significant licences are as follows:

		2026	2025

	Expiry dates	€m	€ m

Germany	20 30 - 2040	2,290	2,392

UK	2033 - 2041	1,622	965

Vodacom	202 7 - 2042	932	771

Türkiye	2042	824	366
The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page
2
4
4
.

11. Property, plant and equipment
The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements.
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
Right-of-use
assets arising from the Group’s lease arrangements are depreciated over the shorter of their reasonably certain lease term, as determined under the Group’s leases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ for details) and their expected useful life.
The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the consolidated income statement.

168 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

11. Property, plant and equipment (continued)

	Land and buildings € m	Equipment, fixtures and fittings € m	Total € m

Cost

1 April 2024	1,557	58,201	59,758

Exchange movements	5	(381)	(376)

Additions	27	4,447	4,474

Disposals	(13)	(904)	(917)

Hyperinflation impacts	5	1,172	1,177

Other	(16)	282	266

31 March 2025	1,565	62,817	64,382

Exchange movements	(19)	(1,632)	(1,651)

Acquisition of subsidiaries 1	32	1,517	1,549

Additions	40	5,310	5,350

Disposals	(20)	(1,257)	(1,277)

Hyperinflation impacts	6	1,119	1,125

Other	8	169	177

31 March 2026	1,612	68,043	69,655

Accumulated depreciation and impairment 1 April 2024	989	39,370	40,359

Exchange movements	4	(308)	(304)

Charge for the year	36	3,838	3,874

Disposals	(14)	(867)	(881)

Hyperinflation impacts	2	849	851

Other	(12)	93	81

31 March 2025	1,005	42,975	43,980

Exchange movements	(12)	(1,123)	(1,135)

Charge for the year	40	4,351	4,391

Disposals	(16)	(1,116)	(1,132)

Hyperinflation impacts	2	828	830

Other	1	54	55

31 March 2026	1,020	45,969	46,989

Net book value 31 March 2025	560	19,842	20,402

31 March 2026	592	22,074	22,666
Note:

1.	Primarily attributable to the merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK. See note 27 ‘Acquisitions and disposals’ for further details.
Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of
€
18 million (2025:
€
15 million) and
€
1,297 million (2025:
€
1,355 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of
€
1,678 million (2025:
€
1,653 million), accumulated depreciation of
€
1,165 million (2025:
€
1,133 million) and net book value of
€
513 million (2025:
€
520 million).
Right-of-use
assets arising from the Group’s lease arrangements are recorded within property, plant and equipment:

	2026 €m	2025 € m

Property, plant and equipment (owned assets)	22,666	20,402

Right-of-use assets	11,527	10,310

31 March	34,193	30,712
Additions of
€
3,845 million (2025:
€
4,656 million), acquisitions of subsidiaries of
€
1,998 million (2025:
€
nil) and a depreciation charge of
€
3,973 million (2025:
€
3,235 million) were recorded in respect of
right-of-use
assets during the year ended 31 March 2026.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 169

12. Associates and joint arrangements
The Group holds interests in associates in Kenya, where we have significant influence, as well as in a number of joint arrangements, notably in Oak Holdings 1 GmbH and its markets, the Netherlands and India where we share control with one or more third parties. See note 1 ‘Basis of preparation’ to the consolidated financial statements for further details.
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
The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 ‘Discontinued operations and assets held for sale’), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax
profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture, which includes the equity investment and any long-term financing provided to the joint venture, are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
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
Joint ventures and associates

	2026 €m	2025 € m

Investments in joint ventures	5,294	6,342

Investments in associates	1,198	550

31 March	6,492	6,892

Share of net liabilities in joint ventures	–	(96)
Share of net liabilities in associates	(102)	–

31 March	(102)	(96)

170 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings 1 2026	Percentage shareholdings 1 2025

Oak Holdings 1 GmbH	Network infrastructure	Germany	50.0	50.0

VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0

OXG Glasfaser Beteiligungs GmbH	Fibre infrastructure	Germany	50.0	50.0

Vodafone Idea Limited 2	Network operator	India	16.1	24.4
Notes:

1.	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.

2.
At 31 March 2026 the fair value of the Group’s interest in Vodafone Idea Limited was INR 149 billion (
€
1,383 million) (2025: INR 118 billion (
€
1,283 million)) based on the quoted share price on the National Stock Exchange of India.

Oak Holdings 1 GmbH
In the comparative year, on 22 July 2024, the Group announced the sale of a further 10.3%
stake in Oak Holdings 1 GmbH (‘Oak Holdings’), the partnership that co-controls Vantage Towers, for
€
1,336
million, leaving the Group’s retained interest at 50.0%. Oak Holdings owns
89.3%
of Vantage Towers. A net gain on disposal of €26 million was recorded within Other income in the Consolidated income statement.
VodafoneZiggo
On 18 February 2026, the Group announced that it has agreed to sell its 50% interest in VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) to Liberty Global plc and has classified its investment in VodafoneZiggo within Assets held for sale accordingly. See Note 7 ‘Discontinued operations and assets held for sale’ for further information.
OXG Glasfaser Beteiligungs GmbH
In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. OXG deploys fibre-to-the-home
in Germany. Each shareholder is committed to contribute funding towards the cost of contractually committed fibre build outs. During the year ended 31 March 2026, the Group provided
€
48 million (2025:
€
36 million) of capital contributions to OXG. The Group’s contributions towards future fibre roll out costs depend on the speed and size of approved fibre deployment projects and are capped at
€
832 million. Shareholder contributions are expected to be contributed between 2026 and 2029. The contribution can be in the form of capital, shareholder loan, loan notes or similar instruments as agreed by the shareholders.
Vodafone Idea Limited
Financial information is presented for Vodafone Idea Limited (‘VIL’) for the six-month
period to, and as at 30 September 2025 on the basis that full year information in relation to VIL has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for VIL. The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to
€
nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2026 is
€
1,748 million (2025:
€
1,758 million).
VIL undertook a conversion of debt due to the Government of India during April 2025, resulting in the Group’s interest in VIL reducing to 16.1%. VIL remains a joint venture of the Group due to rights that it and a fellow investor hold enabling key operating decisions to be made on a joint basis. On 31 December 2025, the Group reached an agreement with VIL to settle the Group’s obligations under the CLAM, as part of which the Group has set aside 3,280 million of its shareholding in VIL for VIL’s benefit. See note 29 “Contingent liabilities and legal proceedings” for further details.
Dividends received from joint ventures
During the year ended 31 March 2026, the Group received dividends included in the consolidated statement of cash flows from VodafoneZiggo of
€
62 million (2025:
€
63 million, 2024:
€
100 million) and Oak Holdings of
€
312 million (2025:
€
307 million, 2024:
€
196 million).
Aggregated financial information
The table below provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in joint ventures 1		(Loss)/profit for the financial year 2

	2026 €m	2025 € m	2026 €m	2025 € m	2024 € m

Oak Holdings 1 GmbH	5,207	5,943	(440)	(74)	(85)

VodafoneZiggo Group Holding B.V.	–	330	(95)	(125)	(177)

TPG Telecom Limited 3	–	(96)	–	(97)	(74)

Other	87	69	(85)	(65)	(43)

Total	5,294	6,246	(620)	(361)	(379)
Notes:

1.	Includes share of net liabilities in joint ventures.

2.	Total Other comprehensive (expense)/income is not materially different to (loss)/profit for the financial year.

3.	TPG Telecom Limited has been classified as Associate for the year ended 31 March 2026. Comparative information has been retained in the Joint Venture disclosures.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 171

12. Associates and joint arrangements (continued)
Summarised financial information
Summarised financial information for the Group’s material joint ventures on a 100% ownership basis is set out below.
Financial information is presented for Vodafone Idea Limited (‘VIL’) for the six month period to, and as at 30 September 2025 on the basis that full year information in relation to VIL has not been released at the date of approval of these financial statements and as such is market sensitive for VIL.

	Oak Holdings 1 GmbH			VodafoneZiggo Group Holding B.V.

	2026 €m	2025 € m	2024 € m	2026 €m	2025 € m	2024 € m

Income statement

Revenue	1,327	1,249	1,166	3,976	4,082	4,128

Operating expenses	(94)	(117)	(130)	(2,219)	(2,190)	(2,195)

Depreciation and amortisation	(917)	(953)	(868)	(1,509)	(1,600)	(1,555)

Impairment losses 1	(928)	–	–	–	–	–

Other (expense)/income	(105)	(26)	5	–	–	–

Operating (loss)/profit	(717)	153	173	248	292	378

Interest income	4	7	5	–	–	–

Interest expense	(525)	(538)	(455)	(539)	(652)	(809)

Loss before tax	(1,238)	(378)	(277)	(291)	(360)	(431)

Income tax credit	358	212	132	73	111	77

Loss for the financial year 2	(880)	(166)	(145)	(218)	(249)	(354)

	Vodafone Idea Limited

	2026 3 €m	2025 € m	2024 € m

Income statement

Revenue	2,227	4,797	4,749

Operating expenses	(1,426)	(3,005)	(3,066)

Depreciation and amortisation	(979)	(2,142)	(2,178)

Other income	–	–	83

Operating loss	(178)	(350)	(412)

Interest income	24	107	7

Interest expense	(1,099)	(2,539)	(2,718)

Loss before tax	(1,253)	(2,782)	(3,123)

Income tax expense	–	(2)	(95)

Loss for the financial year 2	(1,253)	(2,784)	(3,218)
Notes:

1.	Includes € 928 million in respect of the investment Oak Holdings 1 GmBH holds in Infrastrutture Wireless Italiane S.p.A. (‘Inwit’).

2.	Total Other comprehensive (expense)/income is not materially different to (loss)/profit for the financial year.

3.	Six month period to, and as at 30 September 2025.
Summarised financial information for the Group’s material joint ventures on a 100% ownership basis is set out in the tables below.

	Oak Holdings 1 GmbH		VodafoneZiggo Group Holding B.V.

	2026 €m	2025 € m	2026 €m	2025 € m

Statement of financial position

Non-current assets	22,819	24,149	14,184	15,012

Current assets	635	749	680	788

Total assets	23,454	24,898	14,864	15,800

Equity shareholders’ funds	10,414	11,887	319	660

Non-current liabilities	10,434	10,167	12,253	12,773

Current liabilities	2,606	2,844	2,292	2,367

Cash and cash equivalents within current assets	187	240	98	144

Non-current liabilities excluding trade and other payables and provisions	9,900	9,560	12,049	12,640

Current liabilities excluding trade and other payables and provisions	320	502	1,082	1,094

	Vodafone Idea Limited

	2026 3 €m	2025 € m

Statement of financial position

Non-current assets	14,035	16,069

Current assets	1,854	2,817

Total assets	15,889	18,886

Equity shareholders’ deficit	(9,586)	(9,479)

Non-current liabilities	20,509	22,636

Current liabilities	4,966	5,729

Cash and cash equivalents within current assets	310	1,145

Non-current liabilities excluding trade and other payables and provisions	20,491	22,612

Current liabilities excluding trade and other payables and provisions	2,152	2,307

172 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

12. Associates and joint arrangements (continued)
The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below.

	Oak Holdings 1 GmbH			VodafoneZiggo Group Holding B.V.

	2026 €m	2025 € m	2024 € m	2026 €m	2025 € m	2024 € m

Equity shareholders’ funds	10,414	11,887		319	660

Interest in joint ventures 1	5,207	5,943		160	330

Transferred to assets held for sale	–	–		(174)	–

Share of unrecognised losses	–	–		14	–

Carrying value	5,207	5,943		–	330

Loss for the financial year	(880)	(166)	(145)	(218)	(249)	(354)

Share of loss	(440)	(74)	(85)	(109)	(125)	(177)

Share of unrecognised loss	–	–	–	14	–	–

Share of loss 1	(440)	(74)	(85)	(95)	(125)	(177)

	Vodafone Idea Limited

	2026 €m	2025 € m	2024 € m

Equity shareholders’ deficit	(9,586)	(9,479)

Interest in joint ventures 1	(1,541)	(1,524)

Impairment	(208)	(234)

Share of unrecognised losses	1,749	1,758

Carrying value	–	–

Loss for the financial year	(1,253)	(2,784)	(3,218)

Share of loss 1	(201)	(660)	(1,009)

Share of unrecognised loss	201	660	1,009

Share of loss 1	–	–	–
Note:

1.
The Group’s effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V. and Vodafone Idea Limited are 50.0%, 50.0% and 16.1% respectively, rounded to the nearest tenth of one percent.

Associates
Unless otherwise stated, the Group’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration is also their place of operation.

	Principal activity	Country of incorporation or registration	Percentage shareholding 1 2026	Percentage shareholding 1 2025

Safaricom PLC 2	Network operator	Kenya	39.9	39.9

TPG Telecom Limited 3	Network operator	Australia	23.7	25.1

Maziv Proprietary Limited	Network infrastructure	South Africa	30.0	–

Indus Towers Limited	Network infrastructure	India	–	–
Notes:

1.	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.

2.
At 31 March 2026, the fair value of the Group’s interest in Safaricom PLC was KES 440 billion (
€
2,939 million) (2025: KES 293 billion (
€
2,096 million)) based on the closing quoted share price on the Nairobi Stock Exchange.

3.	At 31 March 2026, the fair value of the Group’s interest in TPG Telecom Limited was AUD 1,872 million ( € 1,130 million) (2025: AUD 2,236 million ( € 1,290 million) based on the quoted share price on ASX.
Safaricom PLC
In December 2025, the Group announced that Vodacom had agreed to acquire a further 20% of the issued share capital in Safaricom PLC. Vodacom will acquire 15% from the Government of Kenya and 5% from Vodafone. Following completion of the acquisition, Safaricom will be owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). Safaricom will be consolidated by both Vodacom and Vodafone.
TPG Telecom Limited
TPG Telecom Limited (‘TPG’) is listed on the Australian Securities Exchange (‘ASX’). During the year, TPG undertook a capital management plan following the completion of the disposal of certain fibre and fixed line assets to Vocus Group Limited. The plan included a cash return to shareholders, from the proceeds following the disposal, and allowed eligible minority shareholders to reinvest all or part of their cash return in new TPG shares. Vodafone received
€
188 million in respect of the cash return, which is included in Dividends received from associates and joint ventures in the Consolidated statement of cashflows. The shares issued by TPG resulted in Vodafone’s and Hutchison Telecommunications (Australia) Limited’s respective economic interest decreasing to 23.7%, with the remaining 52.6% listed as free float on the ASX. The Group now classifies TPG as an Associate, with comparative information retained in the Joint Venture disclosures.
The financial information presented in the tables below includes debt held within the holding structure that holds the Group’s interest in TPG. The Group provides a guarantee over its share of the debt in the structure (see note 22 ‘Capital and financial risk management’). Following receipt of the cash return described above, the Group contributed
€
188 million into the holding structure to reduce borrowings in that structure, with Hutchison Telecommunications (Australia) Limited contributing an equal amount. The contribution is included in Purchase of interests in associates and joint ventures in the Consolidated statement of cashflows.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 173

12. Associates and joint arrangements (continued)
Maziv Proprietary Limited
On 2 December, Vodacom (Pty) Limited (‘Vodacom’) acquired a 30% interest in Maziv Proprietary Limited (‘Maziv’) for
€
620 million, of which
€
410 million was settled in cash and included in Purchase of interests in associates and joint ventures in the Consolidated statement of cashflows. The remaining consideration primarily related to the contribution to Maziv of certain fibre assets previously held by Vodacom. Vodacom retains an option to acquire a further 5% of Maziv before 31 March 2027.
Indus Towers Limited
In the prior year, on 19 June 2024, the Group announced the sale of an 18.0% stake in Indus Towers Limited (‘Indus’) through an accelerated book-building offering (‘placing’). The placing raised INR 153.0 billion (
€
1,684 million) in gross proceeds. Following the placing, the Group de-recognised
its remaining associate investment in Indus, which was classified as an Other Investment recorded at fair value through profit and loss. A net gain on disposal of
€
714 million was recorded within other income in the Consolidated income statement. In August 2024 and December 2024, the Group disposed of its remaining 3.0% stake in Indus for cash consideration of
€
329 million.
Dividends received from associates
During the year ended 31 March 2026, the Group received dividends included in the consolidated statement of cash flows from Safaricom PLC of
€
160 million (2025:
€
136 million, 2024:
€
122 million) and
TPG Telecom
Limited of
€
210
million
(2025:
€
24
 million
, 2024:
€
23
 million
).
Aggregated financial information
The table below provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in associates 1		Profit/(loss) for the financial year

	2026 €m	2025 € m	2026 €m	2025 € m	2024 € m

Safaricom PLC 2	539	500	256	201	159

TPG Telecom Limited	(102)	–	(4)	–	–

Maziv Proprietary Limited	623	–	3	–	–

Indus Towers Limited	–	–	–	55	140

Other	36	50	(17)	(18)	(16)

Total	1,096	550	238	238	283
Note:

1.	Includes share of net liabilities in joint ventures.

2.
Other comprehensive income includes loss for the financial year, together with
€
nil (2025:
€
103 million loss) in respect of the application of IAS 29 to Safaricom’s operations in
Ethiopia in the prior year. See note 1 ‘Basis of preparation’ for further details.

Summarised financial information
Summarised financial information for each of the Group’s material associates on a 100% ownership basis is set out in the tables below.
Financial information is presented for TPG Telecom Limited (‘TPG’) for the year to, and as at 31 December 2025 on the basis that full-year information in relation to TPG has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for TPG.

	Safaricom PLC			TPG Telecom Limited

	2026 €m	2025 € m	2024 € m	2026 €m	2025 € m	2024 € m

Income statement

Revenue	2,837	2,792	2,210	3,079	3,359	3,371

Operating expenses	(1,356)	(1,561)	(1,189)	(2,033)	(2,320)	(2,238)

Depreciation and amortisation	(495)	(489)	(523)	(755)	(902)	(891)

Other income	–	79	142	182	–	–

Operating profit	986	821	640	473	137	242

Interest income	13	17	16	–	–	–

Interest expense	(145)	(167)	(121)	(345)	(391)	(368)

Profit/(loss) before tax	854	671	535	128	(254)	(126)

Income tax (expense)/credit	(354)	(340)	(266)	4	27	(8)

Profit/(loss) for the financial year and total comprehensive income	500	331	269	132	(227)	(134)

Attributable to:

- Owners of the parent	643	503	399	132	(227)	(134)

- Non-controlling interests	(143)	(172)	(130)	–	–	–

	Indus Towers Limited			Maziv Proprietary Limited

	2026 €m	2025 € m	2024 € m	2026 €m	2025 € m	2024 € m

Income statement

Revenue	–	835	3,185	105	–	–

Operating expenses	–	(286)	(1,598)	(36)	–	–

Depreciation and amortisation	–	(167)	(637)	(27)	–	–

Operating profit	–	382	950	42	–	–

Interest income	–	11	126	–	–	–

Interest expense	–	(48)	(218)	(23)	–	–

Profit before tax	–	345	858	19	–	–

Income tax expense	–	(82)	(192)	(8)	–	–

Profit for the financial year and total comprehensive income	–	263	666	11	–	–

174 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

12. Associates and joint arrangements (continued)
Summarised financial information for each of the Group’s material associates on a 100% ownership basis is set out in the tables below.

	Safaricom PLC		TPG Telecom Limited

	2026 €m	2025 € m	2026 €m	2025 2 € m

Statement of financial position

Non-current assets	2,912	3,062	6,737	9,024

Current assets	532	600	1,390	734

Total assets	3,444	3,662	8,127	9,758

Equity shareholders’ funds	1,345	1,246	1,604	2,175

Non-controlling interests	192	331	–	–

Non-current liabilities	1,012	975	2,461	6,523

Current liabilities	895	1,110	4,062	1,060

Cash and cash equivalents within current assets	180	215	931	85

Non-current liabilities excluding trade and other payables and provisions	919	791	2,362	6,437

Current liabilities excluding trade and other payables and provisions	252	357	3,037	105

	Maziv Proprietary Limited

	2026 €m	2025 € m

Statement of financial position

Non-current assets	2,002	–

Current assets	95	–

Total assets	2,097	–

Equity shareholders’ funds	1,074	–

Non-controlling interests	3	–

Non-current liabilities	899	–

Current liabilities	121	–

Cash and cash equivalents within current assets	22	–

Non-current liabilities excluding trade and other payables and provisions	885	–

Current liabilities excluding trade and other payables and provisions	33	–
The reconciliation to the carrying amount for each of the Group’s material associates is set out in the following table.

	Safaricom PLC			TPG Telecom Limited

	2026 €m	2025 € m	2024 € m	2026 €m	2025 € m	2024 € m

Equity shareholders’ funds	1,345	1,246		1,604	2,175

Interest in associates 1	537	498		(150)	(144)

Goodwill	2	2		48	48

Carrying value	539	500		(102)	(96)

Profit/(loss) for the financial year	643	503	399	132	(227)	(134)

Share of profit/(loss)	256	201	159	(4)	(97)	(74)

	Maziv Proprietary Limited			Indus Towers Limited

	2026 €m	2025 € m	2024 € m	2026 €m	2025 € m	2024 € m

Equity shareholders’ funds	1,074	–		–	–

Interest in associates 1	322	–		–	–

Goodwill	319	–		–	–

Other	(18)	–		–	–

Carrying value	623	–		–	–

Profit for the financial year	11	–	–	–	263	666

Share of profit	3	–	–	–	55	140
Notes:

1.	The Group’s effective ownership percentage of Safaricom PLC and Maziv Proprietary Limited are 39.9% and 30.0% respectively, rounded to the nearest tenth of one percent.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 175

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

	2026 €m	2025 € m

Included within non-current assets

Equity securities 1	1,084	1,279

Bonds and debt securities 2,5	1,003	1,874

	2,087	3,153

Included within current assets

Short-term investments:

Bonds and debt securities 3	217	2,139

Managed investment funds 1	3,214	3,141

	3,431	5,280

Collateral assets 4	1,169	1,010

Other investments 5	2,170	1,134

	6,770	7,424
Notes:

1.
Items measured at a fair value include,
€
1,044 million (2025:
€
306 million) of equity securities with a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical instruments.
€
nil (2025:
€
937 million) of equity securities have a valuation basis level 3 classification, due to some of the inputs to the valuation model being unobservable inputs. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the instruments, either directly or indirectly.

2.
Includes
€
915 million (2025:
€
913 million) of
non-current
investments in sovereign securities measured at amortised cost and a fair value of
€
899 million (2025:
€
909 million) with a valuation basis of level 1 classification. The fair value of the remaining balance approximates the carrying value measured at amortised cost.

3.	Includes items measured at fair value and the valuation basis is level 1 classification.

4.	Items are measured at amortised cost and the carrying amount approximates fair value.

5.
Includes
€
862 million (2025:
€
864 million) of items measured at amortised cost with a fair value of
€
769 million (2025:
€
788 million) based on a level 2 classification, together with investments measured at a fair value of
€
317 million (2025:
€
365 million) with a valuation basis of level 1 classification and
€
13 million (2025: nil) with a valuation basis of level 3. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

Equity securities include an investment in AST SpaceMobile, Inc (‘AST’) of
€
1,044 million (2025:
€
306 million) which is measured at fair value through other comprehensive income. In the prior year, equity securities with a level 3 classification basis included an investment in Zegona shares (2025:
€
937 million). Valuation approach and sensitivity to key valuation inputs have been disclosed in note 22 ‘Capital and financial risk management’. Investments in Zegona shares were measured at fair value through profit and loss.
Non-current
bond securities have maturity dates in 2027 and 2028 and include
€
610 million (2025:
€
609 million) of German;
€
203 million (2025:
€
204 million) of Dutch and
€
102 million (2025:
€
100 million) of European Union government securities. In the prior year, non-current
debt securities included a loan receivable from VodafoneZiggo Holding B.V. (‘VodafoneZiggo’) (2025:
€
864 million). Following the announcement to dispose of VodafoneZiggo (Note 7), the loan receivable of
€
862 million was reclassified to Other investments included within current assets, at 31 March 2026.
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
Short-term bonds and debt securities includes
€
217 million (2025:
€
573 million)
of
Japanese;
€
nil (2025:
€
624 million) of French;
€
nil (2025:
€
498 million) German and
€
nil (2025:
€
444 million) Belgian government securities.
Managed investment funds of
€
3,214 million (2025:
€
3,141 million) are in funds with liquidity of up to
90
days.
Collateral assets of
€
1,169 million (2025:
€
1,010 million) represents collateral paid on derivative financial instruments.
Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

176 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Accounting policies
Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instal
l
ments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.
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

	2026 €m	2025 € m

Included within non-current assets

Trade receivables	7	6

Trade receivables held at fair value through other comprehensive income	319	289

Net investment in leases	348	372

Contract assets	502	496

Contract-related costs	718	822

Other receivables	160	82

Prepayments	285	300

Derivative and other financial instruments 1	2,882	4,064

	5,221	6,431

	2026 €m	2025 € m

Included within current assets

Trade receivables	3,899	3,236

Trade receivables held at fair value through other comprehensive income	380	421

Net investment in leases	93	88

Contract assets	2,480	2,473

Contract-related costs	1,428	1,253

Amounts owed by associates and joint ventures	172	166

Other receivables	1,074	928

Prepayments	965	706

Derivative and other financial instruments 1	93	133

	10,584	9,404
Note:

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
The Group’s contract-related costs comprise
€
2,098 million (2025:
€
2,000 million) relating to costs incurred to obtain customer contracts and
€
48 million (2025:
€
75 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense, excluding discontinued operations in Spain and Italy, of
€
1,038 million (2025:
€
935 million) was recognised in operating profit during the year.
T
he fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 177

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
Accounting policies
Trade payables are not interest-bearing and are stated at their nominal value.

	2026 €m	2025 € m

Included within non-current liabilities

Other payables	338	245

Insurance liabilities	208	226

Accruals	251	40

Contract liabilities	817	812

Derivative and other financial instruments 1	1,719	1,824

	3,333	3,147

Included within current liabilities

Trade payables 2	6,211	6,157

Amounts owed to associates and joint ventures	306	332

Other taxes and social security payable	952	846

Other payables 3	1,540	1,038

Insurance liabilities	52	54

Accruals 4	4,980	4,138

Contract liabilities	1,445	1,416

Derivative and other financial instruments 1	93	82

	15,579	14,063
Notes:

1.
Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

2.
Included in Trade payables are invoices that are registered for the Group’s supply chain financing programme of
€
1,983 million (31 March 2025:
€
2,198 million); suppliers had drawn early payments of
€
1,312 million relating to these invoices at 31 March 2026 (2025:
€
1,443 million).

3.	Includes € 256 million (2025: €nil) in relation to the CLAM indemnity between the Group and Vodafone Idea Limited. See note 29 “Contingent liabilities and legal proceedings” for further details.

4.	Includes € 92 million (2025: € 132 million) payable in relation to irrevocable and non-discretionary share buyback programmes.
The carrying amounts of trade and other payables approximate their fair value.
Materially all of the
€
1,416 million recorded as current contract liabilities at 1 April 2025 was recognised as revenue during the year.
Insurance liabilities included within
non-current
liabilities include
€
208 million (2025:
€
226
million) in respect of the re-insurance of third party annuity policies relating to the Vodafone and CWW Sections of the Vodafone UK and Group Pension Scheme and the Vodafone Ireland Pension Plan.
The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.
Supplier financing arrangements
Trade payables
The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2026, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.
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
The Group does not use the SCF programme to extend its payments terms with suppliers except for
€
128 million (31 March 2025:
€
148 million) of Trade payables for which the Group has extended payment terms from 30 to 90 days via the use of reverse factoring.
Payment terms
The Group has a range of payment terms up to 180 days for both SCF and non-SCF
invoices. The majority of
non-SCF
and SCF invoices by value are payable under 60 and 90 days respectively.

178 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
The table below is a summary of provisions by type and between current and non-current
amounts.

	Asset retirement obligations € m	Legal and regulatory € m	Restructuring € m	Other € m	Total € m

1 April 2024	933	269	942	304	2,448

Exchange movements	2	(12)	1	(1)	(10)

Amounts capitalised in the year	71	–	–	–	71

Amounts charged to the income statement	–	85	133	280	498

Utilised in the year - payments	(38)	(46)	(238)	(108)	(430)

Amounts released to the income statement	(9)	(21)	(7)	(44)	(81)

31 March 2025	959	275	831	431	2,496

Exchange movements	(20)	(18)	(3)	1	(40)

Acquisitions	80	4	1	5	90

Amounts capitalised in the year	143	–	–	–	143

Amounts charged to the income statement	–	146	78	146	370

Utilised in the year - payments	(41)	(31)	(248)	(104)	(424)

Amounts released to the income statement	(6)	(50)	(194)	(60)	(310)

Other 1	–	–	(333)	–	(333)

31 March 2026	1,115	326	132	419	1,992

	Asset retirement obligations € m	Legal and regulatory € m	Restructuring € m	Other € m	Total € m

Current liabilities	62	283	72	314	731

Non-current liabilities	1,053	43	60	105	1,261

31 March 2026	1,115	326	132	419	1,992

	Asset retirement obligations € m	Legal and regulatory € m	Restructuring € m	Other € m	Total € m

Current liabilities	56	222	478	310	1,066

Non-current liabilities	903	53	353	121	1,430

31 March 2025	959	275	831	431	2,496
Note:

1.
Other movements in respect of the Restructuring provision includes re-classifications
to Trade and other payables of employee termination liabilities whose timing and value are no longer uncertain. Certain of these payments are long term in nature and are subject to change for prevailing inflation indices in the relevant market.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 179

17. Called up share capital
Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.
Accounting policies
Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2026		2025

	Number	€m	Number	€ m

Ordinary shares of 20 20 / 21 US cents each allotted, issued and fully paid: 1,2

1 April	26,388,285,902	4,319	28,818,683,808	4,797

Allotted during the year	495,180	–	455,190	–

Cancelled during the year	(2,060,402,493)	(369)	(2,430,853,096)	(478)

31 March	24,328,378,589	3,950	26,388,285,902	4,319
Notes:

1.	At 31 March 2026, there were 50,000 (2025: 50,000) 7% cumulative fixed rate shares of £1 each in issue.

2.
At 31 March 2026, the Group held 1,234,199,142 (2025: 1,416,813,312) treasury shares with a nominal value of
€
200 million (2025:
€
232 million). The market value of shares held was
€
1,600 million (2025:
€
1,234 million). During the year, 86,121,473 (2025: 99,750,090
)
treasury shares were reissued under Group share schemes and 1,963,879,726 (2025: 2,208,854,544) shares were repurchased under share buy-back
arrangements.

18. Reconciliation of net cash flow from operating activities
The table below shows how our profit
/
(
loss)
for the year from continuing operations translates into cash flows generated from our operating activities.

	Note	2026 €m	2025 € m	2024 € m

(Loss)/profit for the financial year		(49)	(3,746)	1,505

Loss for the financial year from discontinued operations		108	22	65

Profit/(loss) for the financial year from continuing operations		59	(3,724)	1,570

Investment and other income	5	(1,395)	(864)	(581)

Financing costs	5	2,375	1,931	2,626

Income tax expense	6	1,805	2,246	50

Operating profit/(loss)		2,844	(411)	3,665

Adjustments for:

Share-based payments and other non-cash charges		11	68	98

Depreciation and amortisation	10, 11	12,454	10,804	10,414

(Gain)/loss on disposal of property, plant and equipment and intangible assets	10, 11	(203)	13	34

Share of results of equity accounted associates and joint ventures	12	382	123	96

Impairment charge/(reversal)	4	–	4,515	(64)

Other (expense)/income	3	88	(565)	(372)

Decrease in inventory		222	134	177

Increase in trade and other receivables	14	(361)	(774)	(597)

(Decrease)/increase in trade and other payables	15	(158)	710	534

Cash generated by operations		15,279	14,617	13,985

Net tax paid		(988)	(901)	(724)

Cashflows from discontinued operations		–	1,657	3,296

Net cash flow from operating activities		14,291	15,373	16,557

180 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

	2026 €m	2025 € m

Cash and bank deposits 1	5,274	8,871

Money market funds 2	3,708	2,130

Cash and cash equivalents as presented in the consolidated statement of financial position	8,982	11,001

Bank overdrafts	(69)	(108)

Cash and cash equivalents as presented in the consolidated statement of cash flows	8,913	10,893
Notes:

1.	Includes bank deposits under repurchase agreements of € 2,502 million (2025: € 6,531 million).

2.	Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.
The carrying amount of balances at amortised cost approximates their fair value.
Cash and cash equivalents of
€
2,254 million (2025:
€
1,922 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay
€
695 million (2025:
€
800 million) of intercompany liabilities as at 31 March 2026.

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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 181

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
right-of-use
asset value, will decline over time.
The Group’s cash outflow for leases in the year ended 31 March 2026 was
€
4,171 million (2025:
€
3,770 million, 2024:
€
3,567 million) and absent significant future changes in the volume of the Group’s activities or other strategic or structural changes to the Group resulting in the use of more or fewer owned assets, this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.
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
Right-of-use
assets
The carrying value of the Group’s
right-of-use
assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’.

182 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

20. Leases (continued)
Lease liabilities
The Group’s lease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’s lease liabilities is as follows:

	2026 €m	2025 €m

Within one year	3,241	2,765

In more than one year but less than two years	2,546	2,081

In more than two years but less than three years	1,972	1,756

In more than three years but less than four years	1,441	1,434

In more than four years but less than five years	1,269	965

In more than five years	4,265	3,868

	14,734	12,869

Effect of discounting	(2,346)	(2,043)

Lease liability - as disclosed in note 21 ‘Borrowings’	12,388	10,826
At 31 March 2026 the Group has committed to enter into future lease contracts with future undiscounted lease payments of
€
2,349 million (31 March 2025:
€
1,464 million) which includes
€
1,386 million (31 March 2025:
€
1,102 million) of commitments to Vantage Towers A.G., a subsidiary of the Group’s joint arrangement Oak Holdings 1 GmbH, for tower leases which predominantly have terms of eight years from the date on which the towers are made available for use. The towers are expected to become available for use over the four years ending 31 March 2030.
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

The Group’s income as a lessor in the year is as follows:

	2026 €m	2025 € m	2024 € m

Operating leases

Lease revenue (note 2 ‘Revenue disaggregation and segmental analysis’)	415	423	463

Income from leases not recognised as revenue	42	36	38
Substantially all of the Group’s income as a lessor is operating lease income.
The committed amounts to be received from the Group’s operating leases are as follows:

	Maturity
	Within one year € m	In one to two years € m	In two to three years € m	In three to four years € m	In four to five years € m	In more than five years € m	Total €m

Committed operating lease payments due to the Group as a lessor

31 March 2026	258	110	34	21	9	11	443

31 March 2025	261	98	31	18	11	14	433

31 March 2024	296	121	29	16	9	20	491
The Group recognises a net investment in leases (receivables) as a result of providing finance leases as a lessor, which are disclosed in note 14 ‘Trade and other receivables’. The maturity profile of the Group’s net investment in leases is as follows:

	2026 €m	2025 € m

Within one year	109	106

In more than one year but less than two years	86	82

In more than two years but less than three years	61	59

In more than three years but less than four years	52	51

In more than four years but less than five years	50	42

In more than five years	182	238

	540	578

Unearned finance income	(99)	(118)

Net investment in leases - as disclosed in note 14 ‘Trade and other receivables’	441	460
The Group has no material lease income arising from variable lease payments.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 183

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
Borrowings

	2026 €m	2025 € m

Non-current borrowings

Bonds	32,285	34,873

Bank loans	1,209	1,009

Lease liabilities (note 20 ‘Leases’)	9,587	8,480

Other borrowings 1	2,425	1,734

	45,506	46,096

Current borrowings

Bonds	1,543	1,529

Bank loans	174	204

Lease liabilities (note 20 ‘Leases’)	2,801	2,346

Collateral liabilities	1,644	2,357

Other borrowings 1	968	611

	7,130	7,047

Borrowings	52,636	53,143
Note:

1.
Includes
€
996 million (2025:
€
700 million) and
€
492 million (2025:
€
187 million) of licence and spectrum fees payable, and
€
295 million (2025:
€
307 million) and
€
258 million (2025:
€
196 million) of supplier payables classified as borrowings, in non-current
and current borrowings respectively. The supplier payables classified as borrowings predominantly comprise payables for software licences which are received up-front
but charged to the Group via annual or other deferred instalments.

The fair value of the Group’s financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of
€
32,285 million (2025:
€
34,873 million) which have a fair value of
€
29,432 million (2025:
€
31,325 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.
The Group’s borrowings, which mainly include certain bonds that have been designated in hedge relationships, are carried at
€
839 million (2025:
€
899 million) higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would increase the euro equivalent redemption value of the bonds by
€
173 million (2025: decrease by
€
1,132 million).
Commercial paper programmes
The Group currently have US and euro commercial paper programmes of US$15 billion (
€
13 billion) and
€
10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2026 both programmes remained undrawn. The commercial paper facilities were supported by US$4.0 billion (
€
3.5 billion) and
€
4.1 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.
Bonds
We have two
€
30 billion euro medium-term note programmes and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2026 the total nominal amounts in issue under these programmes split by currency were US$16.0 billion,
€
15.4 billion, £2.7 billion, CHF0.2 billion, HKD$1.8billion, AUS$0.3 billion, JPY10.0 billion.
At 31 March 2026 the Group had bonds outstanding with a nominal value equivalent to
€
33.0 billion. During the year ended 31 March 2026, bonds with a nominal value of £0.5 billion (
€
0.6 billion) and
€
4.8 billion were issued utilising the euro medium-term note programme. During the year bonds with nominal value of US$2.5 billion (
€
2.1 billion), £1.7 billion (
€
1.9 billion) and
€
1.1 billion were
re-purchased
and bonds with a carrying value of
€
1.3 billion, £0.2 billion (
€
0.2 billion) and NOK 0.2billion (
€
20 million) matured. Bonds mature between 2026 and 2086 (2025: 2025 and 2086) and have interest rates between 0.5% and 8% (2025: 0.5% and 8%).
Treasury shares
The Group held a maximum of 2,122,987,551 (2025: 2,305,697,477) of its own shares during the year which represented 8.0% (2025: 8.2%) of issued share capital at that time.

184 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Capital management
The following table summarises the capital of the Group at 31 March:

	2026 €m	2025 € m

Borrowings (note 21)	52,636	53,143

Cash and cash equivalents (note 19)	(8,982)	(11,001)

Derivative and other financial instruments included in trade and other receivables (note 14)	(2,975)	(4,197)

Derivative and other financial instruments included in trade and other payables (note 15)	1,812	1,906

Non-current investments in sovereign securities (note 13)	(915)	(913)

Short-term investments (note 13)	(3,431)	(5,280)

Collateral assets (note 13)	(1,169)	(1,010)

Financial liabilities under put option arrangements	107	97

Equity	54,365	53,916

Capital	91,448	86,661
The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries.
Dividends from
associates and
joint ventures and to
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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 185

22. Capital and financial risk management (continued)
Sale of trade receivables
During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2026 was
€
1,868 million (2025:
€
1,765 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.
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
Financial risk management
The Group’s treasury function centrally manages the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in May 2025. Treasury risk management is overseen by a committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations. The committee receives management information relating to treasury activities on a quarterly basis. The Group’s Internal Auditor reviews the internal control environment regularly.
Certain borrowings in Vodacom Group are subject to a maximum leverage ratio covenant that is tested on a periodic basis. Vodacom Group was in compliance with all financial covenants throughout the reporting period. No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately
€
30 billion (2025:
€
30 billion) of issued bonds have a change of control clause. The Group uses derivative instruments for currency and interest rate risk management purposes that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.
The Group’s financial risk management policies seek to reduce the Group’s exposure to any future disruption to financial markets, including any future impacts from global economic and political uncertainty and other macro economic events.
The Group has combined cash and cash equivalent and investments included in net debt of
€
13.3 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of
€
7.6
billion euro equivalent. As at 31 March 2026 and after hedging, substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group’s credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating, investing and financing activities. The Group considers its maximum exposure to credit risk at 31 March to be:

	2026 €m	2025 € m

Cash and bank deposits (note 19)	5,274	8,871

Money market funds (note 19)	3,708	2,130

Managed investment funds (note 13)	3,214	3,141

Bonds and debt securities (note 13)	1,220	4,013

Collateral assets (note 13)	1,169	1,010

Other investments (note 13)	2,170	1,134

Derivative and other financial instruments (note 14)	2,975	4,197

Trade receivables (note 14) 1	6,473	5,717

Contract assets and other receivables (note 14)	4,829	4,605

Financial Guarantees2	1,034	1,518

	32,066	36,336
Notes:

1.	Includes amounts guaranteed under sales of trade receivables € 1,868 million (2025: € 1,765 million).
2. Principally comprises Vodafone Group Plc’s guarantee of the Group’s share in a multicurrency loan facility, amounting to US$0.5 billion and
€
0.6 billion (2025: US$1.0 billion and
€
0.6 billion), which forms part of its overall joint venture investment in TPG Telecom Ltd. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 ‘Associates and joint arrangements’).

186 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Non-cash
collateral is not recognised in the statement of financial position but it would become payable to the Group in the event of a counterparty default on the related derivative financial assets.
In the event of any default, ownership of the collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March.

	2026	2025

	€m	€ m

Collateral liabilities (note 21)	1,644	2,357
In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’.
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
Movements in the allowance for expected credit losses during the year were as follows:

	Contract assets		Trade receivables held at amortised cost		Trade receivables held at fair value through other comprehensive income

	2026	2025	2026	2025	2026	2025

	€m	€ m	€m	€ m	€m	€ m

1 April	46	20	865	765	77	78

Exchange movements	(1)	1	(24)	(7)	–	–

Amounts charged to credit losses on financial assets	48	85	319	360	62	31

Other 1	4	(60)	(229)	(253)	(78)	(32)

31 March	97	46	931	865	61	77
Note:

1.	Primarily utilisation of the provision by way of write-off.
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
The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The table below presents information on trade receivables past due¹ and their associated expected credit losses:

31 March 2026		Trade receivables at amortised cost past due
		30 days	31–60	61–180	180
	Due	or less	days	days	days+	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Gross carrying amount	2,878	538	252	280	889	4,837

Expected credit loss allowance	(53)	(49)	(30)	(126)	(673)	(931)

Net carrying amount	2,825	489	222	154	216	3,906

31 March 2025		Trade receivables at amortised cost past due
		30 days	31–60	61–180	180
	Due	or less	days	days	days+	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Gross carrying amount	2,553	400	134	284	736	4,107

Expected credit loss allowance	(67)	(59)	(27)	(129)	(583)	(865)

Net carrying amount	2,486	341	107	155	153	3,242
Note:

1.
Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 187

22. Capital and financial risk management (continued)
Liquidity risk
Liquidity is reviewed daily on at least a
12-month
rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2026 amounted to cash
€
9.0 billion (2025:
€
11.0 billion) and undrawn committed facilities of
€
7.6 billion (2025:
€
8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (
€
3.5 billion) and
€
4.1 billion and which mature in 2028 and 2031 respectively. The Group manages liquidity risk on non-current
borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk.
Non-current
borrowings mature between 1 and 60 years.
The maturity profile
of the anticipated future cash flows including interest in relation to the Group’s non-derivative
financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

Maturity profile 1						Trade
						payables and
			Lease		Total	other financial
	Bank loans	Bonds	liabilities	Other 2	Borrowings	liabilities 3	Total
	€ m	€ m	€ m	€ m	€ m	€ m	€ m

Within one year	175	3,003	3,241	2,609	9,028	13,089	22,117

One to two years	175	2,047	2,546	1,005	5,773	469	6,242

Two to three years	394	2,444	1,972	729	5,539	–	5,539

Three to four years	62	5,559	1,441	481	7,543	–	7,543

Four to five years	75	4,490	1,269	255	6,089	–	6,089

More than five years	766	36,386	4,265	247	41,664	–	41,664

	1,647	53,929	14,734	5,326	75,636	13,558	89,194

Effect of discount / financing rates	(264)	(20,101)	(2,346)	(289)	(23,000)	(26)	(23,026)

31 March 2026	1,383	33,828	12,388	5,037	52,636	13,532	66,168

Within one year	223	3,626	2,765	2,969	9,583	11,719	21,302

One to two years	171	4,426	2,081	253	6,931	138	7,069

Two to three years	79	2,034	1,756	673	4,542	–	4,542

Three to four years	176	2,628	1,434	469	4,707	–	4,707

Four to five years	69	4,893	965	422	6,349	–	6,349

More than five years	769	41,898	3,868	90	46,625	–	46,625

	1,487	59,505	12,869	4,876	78,737	11,857	90,594

Effect of discount / financing rates	(274)	(23,103)	(2,043)	(174)	(25,594)	(8)	(25,602)

31 March 2025	1,213	36,402	10,826	4,702	53,143	11,849	64,992
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

2.
Includes spectrum licence payables with maturity profile
€
215 million (2025:
€
187 million) within one year,
€
215 million (2025:
€
187 million) in one to two years,
€
215 million (2025:
€
187 million) in two to three years,
€
215 million (2025:
€
187 million) in three to four years,
€
89 million (2025:
€
187 million) in four to five years and
€
60 million (2025:
€
89 million) in more than five years. Also includes
€
1,644 million (2025:
€
2,357 million) in relation to cash received under collateral support agreements shown within 1 year.

3.	Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.
The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows:

	2026			2025
	Payable 1	Receivable 1	Total	Payable 1	Receivable 1	Total
	€ m	€ m	€ m	€ m	€ m	€ m

Within one year	(9,341)	9,866	525	(8,207)	8,792	585

In one to two years	(2,924)	3,266	342	(5,780)	6,180	400

In two to three years	(3,001)	3,425	424	(2,363)	2,807	444

In three to four years	(4,056)	4,343	287	(5,782)	6,326	544

In four to five years	(2,168)	2,483	315	(4,174)	4,666	492

In more than five years	(46,662)	50,331	3,669	(47,357)	53,987	6,630

	(68,152)	73,714	5,562	(73,663)	82,758	9,095

Effect of discount/financing rates			(4,399)			(6,804)

Financial derivative net receivable			1,163			2,291
Note:

1.	Payables and receivables are stated separately in the table above where cash settlement is on a gross basis.

188 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

22. Capital and financial risk management (continued)
Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis.
At 31 March 2026 and after hedging, substantially all of our bonds are held on a fixed interest rate basis in accordance with treasury policy.
For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2026 there would be a decrease in profit before tax by
€
9 million (2025:
€
26 million decrease) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. For each one hundred basis point fall in market interest rates for all currencies in which the Group had borrowings at 31 March 2026 there would be an increase in profit before tax by
€
19 million (2025:
€
39 million increase).

There would be no material impact on equity.
At 31 March 2026, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs).
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
At 31 March 2026, 11% of net debt was denominated in currencies other than euro (8% South African rand and 3% other). This allows South African rand to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure.
Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of
€
5 million per currency per month or
€
15 million per currency over a
six-month
period.
The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2026 the Group held financial liabilities in a net investment hedge against the Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 10% would result in a decrease in equity of
€
112 million (2025:
€
131 million) which would be fully offset by foreign exchange movements on the hedged net assets. Weakening of the South African Rand by 10% would result in an increase of equity of
€
91 million (2025:
€
107 million). In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of
€
235 million (2025:
€
372
million) against a strengthening of US dollar by 10% and a decrease in equity of €192 million (2025: €304 million) against a weakening of US dollar by 10%.
The Group income statement is exposed to foreign exchange risk from both the generation of profits and losses in currencies other than euro and from the translation of balance sheet items not held in functional currency.
The following table details the Group’s sensitivity to foreign exchange risk as an impact on profit before tax. Each incremental 10% movement in foreign currency exchange rates would have approximately the same effect as the initial 10% detailed in the table.

	Change in exchange rates

31 March 2026	Weakening 10% € m	Strengthening 10% € m

EGP	(68)	83

TRY	(40)	49

ZAR	(41)	50

GBP	60	(79)

	Change in exchange rates

31 March 2025	Weakening 10% € m	Strengthening 10% € m

EGP	(50)	61

TRY	(24)	29

ZAR	(101)	124

GBP	66	(88)
In 2026 the Group changed the presentation of sensitivity to foreign exchange risk by presenting the sensitivity using a 10% change in the foreign exchange rates instead of the percentage based on the average exchange rates movement in the previous three annual reporting periods. The change was done to improve comparability with prior reporting periods and does not have a material impact on financial statements.
Equity risk
A 10% change in the share price of AST would have a
€
105 million impact on the value of the Group’s equity investment. There is no other material equity risk relating to the Group’s equity investments. See note 13 ‘Other investments’ for further information.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 189

22. Capital and financial risk management (continued)
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

190 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

22. Capital and financial risk management (continued)
The table below shows the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

				Other comprehensive income				Weighted average
At 31 March 2026	Nominal amounts € m	Carrying value assets € m	Carrying value liabilities € m	Opening balance 1 April 2025 € m	(Gain)/loss deferred to OCI € m	Gain/(Loss) recycled to financing costs € m	Closing balance 31 March 2026 1 € m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk 2
Cross-currency and foreign exchange swaps:
- US dollar bonds	13,964	1,230	324	(1,061)	974	(860)	(947)	2044	1.15	3.69
- Australian dollar bonds	163	–	8	(1)	(1)	2	–	2027	1.56	1.58
- Swiss franc bonds	204	46	–	(9)	(8)	5	(12)	2030	1.08	1.53
- Pound sterling bonds	3,154	–	284	489	114	(461)	142	204 4	0.85	4.43
- Hong Kong dollar bonds	199	10	–	(1)	10	(15)	(6)	2028	9.14	1.62
- Japanese yen bonds	78	–	24	(3)	10	(7)	–	2037	128.53	2.47
- Norwegian krona bonds	–	–	–	–	1	(1)	–	–	–	–
- Foreign exchange forwards 3	–	–	–	–	6	–	6	–	–	–
Cash flow hedges - foreign currency and interest rate risk 2
Net investment hedge - foreign exchange risk 4
Cross currency and foreign exchange swaps - South African rand investment	1,024	89	–	994	17	–	1,011	2027	17.86	2.53
	18,786	1,375	640	408	1,123	(1,337)	194

				Other comprehensive income				Weighted average
At 31 March 2025	Nominal amounts € m	Carrying value assets € m	Carrying value liabilities € m	Opening balance 1 April 2024 € m	(Gain)/loss deferred to OCI € m	Gain/(Loss) recycled to financing costs € m	Closing balance 31 March 2025 1 € m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk 2
Cross-currency and foreign exchange swaps:
- US dollar bonds	16,097	2,245	138	(810)	(307)	56	(1,061)	2044	1.15	3.51
- Australian dollar bonds	163	–	11	(13)	14	(2)	(1)	2027	1.56	1.58
- Swiss franc bonds	204	37	–	(10)	(23)	24	(9)	2030	1.08	1.53
- Pound sterling bonds	4,642	58	444	333	86	70	489	2043	0.86	3.84
- Hong Kong dollar bonds	216	20	–	–	(4)	3	(1)	2028	9.14	1.62
- Japanese yen bonds	78	–	14	(6)	2	1	(3)	2037	128.53	2.47
- Norwegian krona bonds	25	–	4	(5)	3	2	–	2025	9.25	0.37
- Foreign exchange forwards 3	–	–	–	(42)	(1)	43	–	–	–	–
Cash flow hedges - foreign currency and interest rate risk 2
Net investment hedge - foreign exchange risk 4
Cross currency and foreign exchange swaps - South African rand investment	1,203	124	–	898	96	–	994	2026	17.62	2.76
	22,628	2,484	611	345	(134)	197	408
Notes:

1.
Fair value movement deferred into other comprehensive income includes
€
55 million
lo
ss
 (2025:
€
200 million gain) and
€
1 million loss (2025:
€
1 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.

2.	Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was € 19 million (2025: € 28 million).

3.	Hedge ineffectiveness of swaps designated in a net investment hedge during the period was € nil (2025: € nil).
The carrying value of bonds includes an additional
€
382 million loss (2025:
€
457 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 191

22. Capital and financial risk management (continued)
Changes in assets and liabilities arising from financing activities
The tables below present the changes in assets and liabilities arising from financing activities at 31 March 2026 and 31 March 2025.

	Borrowings € m	Derivative and other financial instrument assets and liabilities € m	Financial liabilities under put options € m	Other liabilities1 € m	Assets and liabilities from financing activities € m

1 April 2025	53,143	(2,291)	97	194	51,143

Cash movements

Proceeds from issuance of long-term borrowings	6,081	–	–	–	6,081

Repayment of borrowings	(11,924)	–	–	–	(11,924)

Net movement in short-term borrowings	(502)	–	–	–	(502)

Net movement in derivative and other financial instruments	–	73	–	–	73

Interest paid	(2,227)	28	10	(68)	(2,257)

Purchase of treasury shares	–	–	–	(2,041)	(2,041)

Non-cash movements

Fair value movements	–	(14)	–	–	(14)

Foreign exchange	(1,642)	1,276	–	(1)	(367)

Interest costs	2,324	(235)	–	57	2,146

Net lease additions	3,190	–	–	–	3,190

Acquisition of subsidiaries	4,209	–	–	–	4,209

Other	(16)	–	–	2,000	1,984

31 March 2026	52,636	(1,163)	107	141	51,721

	Borrowings € m	Derivative and other financial instrument assets and liabilities € m	Financial liabilities under put options € m	Other liabilities1 € m	Assets and liabilities from financing activities € m

1 April 2024	56,987	(2,702)	–	105	54,390

Cash movements

Proceeds from issuance of long-term borrowings	4,680	–	–	–	4,680

Repayment of borrowings	(12,963)	–	–	–	(12,963)

Net movement in short-term borrowings	78	–	–	–	78

Net movement in derivative and other financial instruments	–	404	–	–	404

Interest paid	(2,975)	348	4	(82)	(2,705)

Purchase of treasury shares	–	–	–	(1,868)	(1,868)

Non-cash movements

Fair value movements	–	(45)	–	–	(45)

Foreign exchange	121	61	–	(4)	178

Interest costs	2,196	(356)	–	43	1,883

Net lease additions	4,361	–	–	–	4,361

Acquisition of subsidiaries	–	–	–	–	–

Other	658	(1)	93	2,000	2,750

31 March 2025	53,143	(2,291)	97	194	51,143
Notes:

1.	Movement in Other liabilities primarily relate to share buyback programmes.

192 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
non-cash
consideration component in the form of
€
900 million Redeemable Preference Shares (‘RPS’) issued by EJLSHM Funding Ltd (‘EJLSHM’). The RPS were redeemed in January 2026. The Zegona shares were recorded at fair value through profit and loss and had a fair value of
€
937 million on 31 March 2025.
In the prior year, the valuation approach for the Zegona shares reflected the contractual terms of the RPS arrangement and utilised a bespoke option model which drew on observable Level 2 market data inputs, including bond yields, share prices, and foreign exchange rates. The model also includes certain key inputs that requires judgement. These included the timing settlement of the RPS liability to the Group, Zegona’s share price volatility and the share’s expected dividend yield.
Net financial instruments
The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

At 31 March 2026				Related amounts not set off in the balance sheet
	Gross amount € m	Amount set off € m	Amounts presented in balance sheet € m	Right of set off with derivative counterparties € m	Collateral (liabilities)/ assets 1 € m	Net amount € m

Derivative and other financial instrument assets	2,975	–	2,975	(921)	(1,599)	455

Derivative and other financial instrument liabilities	(1,812)	–	(1,812)	921	1,169	278

Total	1,163	–	1,163	–	(430)	733

At 31 March 2025				Related amounts not set off in the balance sheet
	Gross amount € m	Amount set off € m	Amounts presented in balance sheet € m	Right of set off with derivative counterparties € m	Collateral (liabilities)/ assets 1 € m	Net amount € m

Derivative and other financial instrument assets	4,197	–	4,197	(1,146)	(2,357)	694

Derivative and other financial instrument liabilities	(1,906)	–	(1,906)	1,146	1,010	250

Total	2,291	–	2,291	–	(1,347)	944
Note:

1.
Excludes
non-cash
collateral of
€
609 million (2025:
€
613 million) which is not recognised on balance sheet, but which would become payable to the Group in the event of a counterparty default on the related derivative financial assets.

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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 193

23. Directors and key management compensation
This note details the total amounts earned by the Company’s Directors and members of the Executive Committee.
Directors
Aggregate emoluments of the Directors of the Company were as follows:

	2026 €m	2025 € m	2024 € m

Short-term remuneration	9	8	8

Long-term incentive schemes 1	2	1	1

	11	9	9

Note:
1. Relates to share-based payments.
No Directors serving during the year exercised share options in the year ended 31 March 2026 (2025: None; 2024: None).
Key management compensation
Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2026 €m	2025 € m	2024 € m

Short-term employee benefits 1	27	24	27

Share-based payments	9	9	7

	36	33	34
Note:

1.	Includes termination payments to Executive Committee members of € 0.6 million (2025: € nil; 2024: € nil).

24. Employees
This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2026 Employees	2025 Employees	2024 Employees

By activity

Operations	15,371	15,440	15,707

Selling and distribution	20,695	21,830	22,928

Customer care and administration	56,922	55,564	57,647

	92,988	92,834	96,282

By segment

Germany	13,568	14,341	15,115

UK	12,416	9,332	9,640

Other Europe	11,635	11,744	11,441

Africa	14,676	14,036	13,578

Türkiye	3,143	3,164	3,126

Common Functions	37,550	36,163	34,273
- Of which: Shared operations	36,790	35,338	33,359
- Of which: Corporate services	760	825	914

	92,988	88,780	87,173

Discontinued operations	–	4,054	9,109

Total	92,988	92,834	96,282
The cost incurred in respect of these employees (including Directors) was:

	2026 €m	2025 € m	2024 € m

Wages and salaries	4,521	4,369	4,674

Social security costs	602	512	497

Other pension costs (note 25 ‘Post employment benefits’)	248	245	217

Share-based payments (note 26 ‘Shared-based payments’)	103	110	110

	5,474	5,236	5,498

Discontinued operations	–	286	748

Total	5,474	5,522	6,246

194 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
Background
At 31 March 2026 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement.
The Group operates defined benefit plans in Germany, India, Ireland, Italy
1
, the UK, the United States and defined benefit indemnity plans in Greece, DRC and Türkiye. Defined contribution plans are currently provided in Albania, Egypt, Germany, Greece, India, Ireland, Italy
1
, Portugal, South Africa and the UK.
Note:

1.
Vodafone Italia S.p.A’s (‘Vodafone Italy’s’) defined contribution and defined benefit schemes have been transferred to Swisscom AG (see note 27 ‘Acquisitions and disposals’). However, some small Group Italian schemes remain.

Income statement expense/(income)

	2026 €m	2025 € m	2024 € m

Defined contribution plans	210	194	183

Defined benefit plans	38	51	34

Total amount charged to staff costs (note 24 ‘Employees’)	248	245	217

Defined benefit net interest income in financing costs	(5)	(4)	–

Total amount charged to income statement	243	241	217
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
The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net surplus of £248 million (
€
284 million) on the funding basis, comprising of a £97 million (
€
111 million) surplus for the Vodafone Section and a £151 million (
€
173 million) surplus for the CWW Section. Accordingly, no further contributions were made during the three years to 31 March 2025 as agreed with the Trustees.
The triennial actuarial valuation as at 31 March 2025 is at an advanced stage and will be completed in 2026. The Group has reflected the outcome of the mortality analysis carried out for the 2025 actuarial valuation in its chosen accounting assumptions and updated the accounting valuation to reflect experience emerging from the 2025 actuarial valuation.
These plan-specific actuarial valuations differ to the IAS 19 ‘Employee Benefits’ accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 195

25. Post employment benefits (continued)
Funding plans are individually agreed for each of the Group’s other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that contributions of
€
19 million will be paid into the Group’s defined benefit plans during the year ending 31 March 202
7
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
assets. The
low-risk
assets include cash and gilts, inflation and interest rate hedging and in-substance
insured pensioner annuity policies in both the Vodafone Section and CWW Section of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.
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

Longevity risk Pensions paid by the Vodafone UK Plan are guaranteed for life, and, therefore, if members are expected to live longer, the liabilities increase.	The Vodafone UK Plan’s funding targets include a margin for prudence to reflect uncertainty in future life expectancy. Both sections of the Vodafone UK Plan have pensioner annuity policies which help reduce exposure to changes in longevity. Longevity risk is also monitored by the trustees on a regular basis through its risk management framework.

Regulatory risk Changes in pension regulations and accounting standards can impact the Group’s pension obligations and reporting requirements.	There is open communication with the trustees and advisors of the Vodafone UK Plan to understand the impact of any changes in regulation and to proactively address potential resulting risks.
Actuarial assumptions
The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2026%	2025%	2024%

Weighted average actuarial assumptions used at 31 March 1

Rate of inflation 2	3.0	2.8	2.9

Rate of increase in salaries 3	3.3	3.1	3.0

Discount rate	5.6	5.1	4.5
Notes:

1.	Figures shown represent a weighted average assumption of the individual plans.

2.	The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.

3.	Relates only to schemes open to future accrual primarily in Germany, Ireland and India.
Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest plan is the Vodafone UK plan. Life expectancies assumed for the UK plans are 22.0/23.6 years (2025: 22.5/24.3 years) for a male/female pensioner currently aged 65 years and 23.0/25.2 years (2025: 23.5/25.4 years) from age 65 for a male/female non-pensioner
member currently aged 40.
Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are shown in the table below.

	2026 €m	2025 € m	2024 € m

Current service cost	32	36	42

Net past service cost	6	15	–

Net interest income included within staff costs	–	–	(8)

Total net cost included within staff costs	38	51	34

Net interest income included in financing costs	(5)	(4)	–

Total net cost included within profit and loss	33	47	34

Actuarial (gains) / losses recognised in the SOCI	(5)	12	77

196 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

25. Post employment benefits (continued)
Duration of the benefit obligations
The weighted average duration of the defined benefit obligation at 31 March 2026 is 12 years (2025: 13 years).
Fair value of the assets and present value of the liabilities of the plans
The amount included in the consolidated statement of financial position arising from the Group’s obligations in respect of its defined benefit plans is as follows:

	Assets € m	Liabilities € m	Net surplus € m

1 April 2024	5,148	(5,072)	76

Service cost	–	(51)	(51)

Interest income/(cost)	229	(225)	4

Return on plan assets excluding interest income	(467)	–	(467)

Actuarial gains arising from changes in demographic assumptions	–	6	6

Actuarial gains arising from changes in financial assumptions	–	465	465

Actuarial losses arising from experience adjustments	–	(16)	(16)

Employer cash contributions	41	–	41

Member cash contributions	19	(19)	–

Benefits paid	(192)	192	–

Exchange rate movements	84	(79)	5

Other movements	(8)	–	(8)

31 March 2025	4,854	(4,799)	55

Service cost	–	(38)	(38)

Interest income/(cost)	237	(232)	5

Return on plan assets excluding interest income	(35)	–	(35)

Actuarial gains arising from changes in demographic assumptions	–	55	55

Actuarial gains arising from changes in financial assumptions	–	173	173

Actuarial losses arising from experience adjustments	–	(188)	(188)

Employer cash contributions	46	–	46

Member cash contributions	16	(16)	–

Benefits paid	(221)	221	–

Exchange rate movements	(149)	167	18

Other movements	(9)	–	(9)

31 March 2026	4,739	(4,657)	82
The table below provides an analysis of the net surplus for the Group as a whole.

	2026 €m	2025 € m

Analysis of net surplus:

Total fair value of plan assets	4,739	4,854

Present value of funded plan liabilities	(4,561)	(4,722)

Net surplus for funded plans	178	132

Present value of unfunded plan liabilities	(96)	(77)

Net surplus	82	55

Net surplus is analysed as:

Assets 1	288	242

Liabilities	(206)	(187)
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

	CWW Section		Vodafone Section

	2026 €m	2025 € m	2026 €m	2025 € m

Analysis of net surplus:

Total fair value of plan assets	1,529	1,640	1,781	1,805

Present value of plan liabilities	(1,452)	(1,550)	(1,681)	(1,750)

Net surplus 1	77	90	100	55
Note:

1.	All net surpluses are reported as non-current assets in the consolidated statement of financial position.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 197

25. Post employment benefits (continued)
Fair value of plan assets

	2026 €m	2025 € m

Cash and cash equivalents	35	61

Equity investments:

With quoted prices in an active market	450	471

Without quoted prices in an active market	35	37

Debt and derivative instruments:

With quoted prices in an active market	1,140	1,042

Without quoted prices in an active market 1	1,599	1,719

Property:

With quoted prices in an active market	12	17

Without quoted prices in an active market	291	313

Investment funds	602	572

Annuity policies

Without quoted prices in an active market	575	622

Total	4,739	4,854
Note:

1.	Includes immaterial amounts of derivative instruments.
The fair value of plan assets, which have been measured in accordance with IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of
€
602 million at 31 March 2026 (2025:
€
572 million) include
s
investments in private equity and investment grade corporate bond funds held across both sections of the Vodafone UK plan.
The actual return on plan assets over the year to 31 March 2026 was a gain of
€
202 million (2025:
€
238 million loss).
Sensitivity analysis
Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2026.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy

	Decrease by 0.5% € m	Increase by 0.5% € m	Decrease by 0.5% € m	Increase by 0.5% € m	Decrease by 0.5% € m	Increase by 0.5% € m	Decrease by 1 year € m	Increase by 1 year € m

(Decrease)/increase in the present value of the defined benefit obligation 1	(158)	169	(2)	2	253	(229)	(119)	117
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

198 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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
The maximum aggregate number of ordinary shares which may be issued or transferred from Treasury in respect of share options or share plans will not (without shareholder approval) exceed:

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
Movements in outstanding ordinary share options

	Ordinary share options

	2026 Millions	2025 Millions	2024 Millions
1 April	65	70	62
Granted	4	13	63
Forfeited	(1)	(1)	(1)
Exercised	(2)	–	–
Expired	(7)	(17)	(54)
31 March	59	65	70
Weighted average exercise price:
1 April	£0.62	£0.66	£0.87
Granted	£0.70	£0.61	£0.58
Forfeited	£0.63	£0.63	£0.81
Exercised	£0.72	£0.58	£1.06
Expired	£0.76	£0.74	£0.82
31 March	£0.61	£0.62	£0.66
Summary of options outstanding

	31 March 2026			31 March 2025
	Outstanding Millions	Weighted price	Weighted Months	Outstanding Millions	Weighted price	Weighted Months
Vodafone Group Sharesave Plan:
£0.58 - £1.28	59	£0.61	14	65	£0.62	23
Share awards
Movements in
non-vested
shares are as follows:

	2026		2025		2024

	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	369	£0.77	317	£0.92	261	£1.14
Granted	153	£0.80	187	£0.70	177	£0.72
Vested	(71)	£0.97	(85)	£1.09	(76)	£1.17
Forfeited	(74)	£0.81	(50)	£0.90	(45)	£0.99
31 March	377	£0.74	369	£0.77	317	£0.92

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 199

26. Share-based payments (continued)
Other information
The total fair value of shares vested during the year ended 31 March 2026 was £69 million (2025: £93 million; 2024: £89 million).
The compensation cost included in the consolidated income statement in respect of share options and share plans was
€
103 million (2025:
€
112 million; 2024:
€
125 million) which is comprised principally of equity-settled transactions.
The average share price for the year ended 31 March 2026 was 89.5 pence (2025: 71.3 pence; 2024: 74.7 pence).

27. Acquisitions and disposals
The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.
Accounting policies
Business combinations
Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amount of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling
shareholders in the acquiree may initially be measured either at fair value or at the non-controlling
shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition
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
Purchase of subsidiaries
The aggregate cash consideration in respect of the purchase of subsidiaries, net of cash acquired, is summarised below.

	2026 €m	2025 € m

Net cash consideration paid

Merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK	(31)	–

Acquisition of Cloudforce 1 GmbH (‘Skaylink’)	(175)	–

Other	(37)	(9)

Net cash acquired	50	–

	(193)	(9)
Merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK
On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’), a wholly owned subsidiary of CK Hutchison Holdings Limited (‘Hutchison’), transferred their UK telecommunication businesses, respectively Vodafone Limited (‘Vodafone UK’) and Hutchison 3G UK Holdings Limited (‘Three UK’), into VodafoneThree Holdings Limited (‘VTHL’). Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%, and Vodafone UK and Three UK are wholly owned subsidiaries of VTHL.
Consideration paid by the Group to Hutchison was 49% of Vodafone UK’s equity, subject to closing adjustments that will be settled in cash. Vodafone UK and Three UK were contributed with differential debt amounts owing to their respective shareholders at closing to achieve the required ownership structure. The Group advanced loans of £6,010 million to VTHL, of which £1,684 million was utilised to settle Three UK’s outstanding debt with Hutchison. In addition, Vodafone and Hutchison jointly contributed, in proportion to their shareholdings, a total of £600 million of equity funding on completion, with a further total of £200 million jointly contributed in April 2026.
As part of the transaction, Vodafone and Hutchison agreed a framework to enable Vodafone to acquire Hutchison’s 49% shareholding in VTHL through a Vodafone call or a Hutchison put option which may be exercised at fair market value, subject to customary third party approvals and consents, and settled in cash or new Vodafone Group Plc shares, at the Group’s option, subject to certain conditions. The call and put options will become exercisable after three full financial years following closing, providing that the fair market enterprise value of VTHL reaches a minimum of £16.5 billion until after the seventh financial year following completion, when this threshold will cease to apply to the exercise of the Hutchison put option. As the Group has the ability to settle the put option with Vodafone Group Plc shares, no put option liability will initially be recorded.

200 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

27. Acquisitions and disposals (continued)
A purchase price allocation has been performed as at 31 May 2025, the acquisition date, and is set out in the table below.

€ m

Other intangible assets 1	2,555

Property, plant and equipment	3,457

Inventory	43

Trade and other receivables	867

Cash and cash equivalents	27

Current and deferred taxation	88

Borrowings	(4,160)

Trade and other payables	(675)

Provisions	(69)

Net identifiable assets acquired	2,133

Non-controlling interests 2	(1,045)

Goodwill 3	1,358

Total consideration 4	2,446
Notes:

1.	Identifiable intangible assets of € 2,555 million consisted of acquired licences of € 975 million, computer software of € 887 million, customer relationships of € 467 million and brand of € 226 million.

2.	Measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed.

3.	The goodwill is attributable to future profits to be generated from new customers and the synergies expected to arise after the Group’s acquisition of the business.

4.	Includes closing adjustments of € 178 million payable to Hutchison, of which € 31 million was paid in the year.
Transaction costs of
€
30
 million were charged to Other (expense)/income in the Group’s consolidated income statement in the year ended 31 March 2026.
From the date of acquisition, the acquired entities have contributed
€
2,302
 million of revenue and a loss of
€
551
 million is included in the loss for the financial year of the Group. If the acquisition had taken place at the beginning of the financial year, Group revenue would have been
€
40,957

million and the Group loss for the financial year would have been
€
155
 million.
As part of the merger of Vodafone and Three in the UK, the Group gave up a
49
% interest in Vodafone UK to Hutchison, with consideration taking the form of
51
% of Three UK’s equity, subject to closing adjustments that will be settled in cash. The Group recognised non-controlling
interests of
€
1,208

million and a net gain of
€
603 million in retained earnings in relation to this transaction.
Additionally,
non-controlling
interests of
€
348 million were recognised in relation to Hutchison’s proportionate contribution of the £600 million equity funding raised by VTHL on closing, this being settled by way of offset against amounts due to Hutchison.
Acquisition of Cloudforce 1 GmbH
On 17 December 2025, the Group announced it had completed the acquisition of Cloudforce 1 GmbH (‘Skaylink’) for a total cash consideration of
€
175 million. The aggregate fair values of goodwill, identifiable assets, liabilities recognised on acquisition were
€
107 million,
€
110 million and
€
42 million, respectively. The acquisition enhances the Group’s cloud consulting and managed services capabilities and has been accounted for as a business combination in accordance with IFRS 3, with Skaylink consolidated from the acquisition date.
Other transactions with
non-controlling
shareholders in subsidiaries
The aggregate net cash received in respect of other transactions with non-controlling shareholders in subsidiaries was €100 million (2025: €8 million) including

€
125 million (2025:
€
25
million) received from Accenture Holdings B.V. for a non-controlling interest in Vodafone Shared Operations Limited.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 201

27. Acquisitions and disposals (continued)
Disposal of subsidiaries
The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2026 €m	2025 € m

Cash consideration (paid)/received

Vodafone Spain	(33)	3,669

Vodafone Italy	(98)	7,707

Net cash disposed	–	(155)

	(131)	11,221
Vodafone Spain
In the comparative year, on 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for
€
4,069
million in cash (subject to closing accounts adjustments, which were finalised during the year ended 31 March 2026) and up to
€
900
million of non-cash consideration in the form of redeemable preference shares, which were settled during the year ended 31 March 2026.
€
400
million of the cash received related to future services to be provided by the Group to Zegona and was deferred on the Group’s statement of financial position. The disposal resulted in a loss of

€
148
million in the comparative year.
The table below summarises the net assets disposed on 31 May 2024 and the resulting loss.

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
Vodafone Italy
In the comparative year, on 31 December 2024, the Group announced it had completed the sale of Vodafone Italia S.p.A. (‘Vodafone Italy’) to Swisscom AG for
€
7,885 million in cash (subject to closing accounts adjustments, which were finalised during the year ended 31 March 2026).
€
178 million of the cash received relates to future services to be provided by the Group to Swisscom AG and was deferred on the Group’s statement of financial position. The disposal resulted in a loss of
€
1,133 million in the comparative year.
The table below summarises the net assets disposed on 31 December 2024 and the resulting loss.

€ m

Goodwill	(2,398)

Other intangible assets	(3,479)

Property, plant and equipment	(5,230)

Inventory	(122)

Trade and other receivables	(1,275)

Cash and cash equivalents	(64)

Current and deferred taxation	(144)

Borrowings	2,089

Trade and other payables	1,733

Post employment benefits	35

Provisions	181

Net assets disposed	(8,674)

Cash proceeds 1	7,707

Other effects	(166)

Net loss on disposal 2	(1,133)
Notes:

1.	Excludes € 178 million of consideration related to future services to be provided by the Group to Swisscom AG.

2.	Included in ‘Loss for the financial year - Discontinued operations’ in the consolidated income statement.

202 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

28. Commitments
A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier.
Capital commitments
The amounts below are the minimum amounts that we are committed to pay.

	2026 €m	2025 € m

Contracts placed for future capital expenditure not provided in the financial statements 1	3,292	2,264
Notes:

1.	Commitment includes contracts placed for property, plant and equipment and intangible assets.
Leases entered into by the Group but not commenced at 31 March 2026 are disclosed in note 20 ‘Leases’.
In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to
€
950 million to OXG for the deployment of
fibre-to-the-home
in Germany. During the year ended 31 March 2026, the Group provided
€
48 million (2025:
€
36 million) of capital contributions to OXG. The remaining funding commitment of
€
832 million is expected to be contributed between 202
6
and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

29. Contingent liabilities and legal proceedings
Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2026 €m	2025 € m
Performance and payment bonds 1	863	1,313
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
As at 31 March 2026, the Vodafone UK plan holds security over £100 million (
€
114 million) (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK plan for a combined value up to £1.25 billion (
€
1.43 billion) to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also issued a similar guarantee of up to £1.25 billion (
€
1.43 billion) for the CWW Section.
An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to £100 million (
€
114 million).
Under the terms of the merger of Vodafone UK and Three UK (see note 27 ‘Acquisitions and disposals’), the Group has provided an indemnity in relation to pre-existing
pension funds. The Group will pay Hutchison for any losses that it incurs, via its 49% equity interest in VodafoneThree, both as a result of any payments to the Vodafone UK plan and of any amounts paid to the THUS Plc Group Scheme in respect of service prior to 31 May 2025. The Group currently has no obligations that would be covered by the indemnity. The value of any future contributions will depend on future movements in the values of the assets and the liabilities held by the respective funds. The Group currently holds no material provision in respect of this indemnity.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 203

29. Contingent liabilities and legal proceedings (continued)
Vodafone Idea
As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments (the ‘CLAM indemnity’) between the Group and Vodafone Idea Limited (‘VIL’) under which the Group would reimburse VIL in the event of the crystallisation and payment of certain identified contingent liabilities. The Group’s maximum potential exposure under this mechanism was capped at INR 64 billion (
€
585 million).
On 31 December 2025 the Group reached an agreement with VIL to settle the Group’s obligations under the CLAM via the following transactions:

-
The Group will make cash payments totalling
€
219 million to VIL; there will be no net cash outflow for the Group as these will be funded by VIL’s payment of
€
219 million of outstanding service charges; and

-
The Group has set aside 3,280 million of Vodafone Group’s shares in VIL for VIL’s benefit. VIL will have the right to instruct Vodafone to sell these shares, in one or more tranches over up to five years, with any cash proceeds being transferred to VIL.

The Group has recognised a liability of
€
256
million, based on the observable market value of the shares that have been assigned to VIL.
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
Tax cases
Netherlands tax case
Vodafone Europe BV (‘VEBV’) received assessments totalling
€
267 million in tax and interest from the Dutch tax authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities subsequently appealed the District Court’s judgement before the Court of Appeal of The Hague. A final decision from the Court of Appeal is expected in late 2026.
The Group continues to believe it has robust defences but has recorded a provision of
€
27 million for tax and accrued interest reflecting the July 2023 judgement and the Group’s current view of the probable financial outflow required to fully resolve the issue.
VISPL tax claims
Vodafone India Services Private Limited (‘VISPL’) has now closed all outstanding tax disputes with the Indian tax authorities relating to Vodafone’s acquisition of Hutchison Essar (later renamed Vodafone India Limited), including the five assessment years between
2008-09
and
2014-15.
The tax amnesty was formally concluded in July 2025. The amnesty gave rise to an income statement tax charge of
€
185 million in the financial year ended 31 March 2025. No income statement tax charge arose in the financial year ended 31 March 2026.
Other cases in the Group
Germany: price increase class action
In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of
€
5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened in April 2024 and as at 31 March 2026, approximately 115,100 customers had registered. Vodafone Germany filed its defence in August 2024. Proceedings in the class action have been suspended pending the outcome of a referral to the Court of Justice of the European Union in a related case.
Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this stage of the proceedings.
Germany: claims regarding transfer of data to credit agencies
Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators for GDPR infringement relating to the transfer of data to credit agencies without consent. Vodafone Germany’s position is that the transfer of information about the existence of a consumer contract is justified for fraud prevention purposes.
The Group will continue to defend these claims. However, the Group now considers the risk of a material financial impact to be remote.

204 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

29. Contingent liabilities and legal proceedings (continued)
Germany: investigation by competition authority regarding 1&1
In December 2021 1&1 entered into an agreement with Vantage Towers for the provision of infrastructure for tower sites. Vantage Towers sub-contracted
certain aspects of the delivery under the agreement to Vodafone Germany.
In March 2023, Vodafone Germany and Vodafone Group (together ‘Vodafone’) were informed that 1&1 had submitted a complaint to the Bundeskartellamt (‘BkA’), the competition authority in Germany, alleging infringements of competition law. Following the start of a formal investigation in June 2023, the BkA issued a Statement of Objections on 11 April 2025 with its view that the delayed provision by Vodafone and Vantage Towers of the contractually agreed tower sites acted as an obstacle to 1&1’s market entry and an abuse of relative market power. Vodafone submitted its response to the Statement of Objections to the BkA on 2 July 2025. Vodafone has received a letter from the BkA stating that, if an infringement decision is issued, it is likely to include an order for disgorgement of the alleged economic advantage obtained as a result of the alleged infringement. In November 2025 Vodafone filed an application before the Higher Regional Court of Dusseldorf challenging procedural irregularities in the BkA’s investigative process and seeking an injunction to prevent the BkA from issuing an infringement decision pending the outcome of the Court’s decision. The BkA filed its response to the application and the Court’s decision is pending.
While the outcome is uncertain, the Group believes it has strong defences and that it is probable no present obligation exists.
Italy: Iliad v Vodafone Italy
In July 2019, Iliad filed a claim for
€
500 million against Vodafone Italy in the Civil Court of Milan which, following the divestment of Vodafone Italy was subject to an indemnity provided by the Group to Swisscom. The claim alleged anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy’s favour and rejected Iliad’s claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023 which was rejected in a decision dated 30 December 2025. Iliad has not filed a further appeal before the Supreme Court and so the case is closed.
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
Following hearings in February and May 2023, the Court of Appeal dismissed both of the appeals, in the case of the Papistas claimants because the stamp duty payments had again not been made. The Papistas claimants filed a further appeal before the Supreme Court in August 2025. There was a further hearing in February 2025 about one aspect of the appeal proceedings (a claim for damages of
€
2.1 million) which the Court of Appeal referred back to the Athens Court of First Instance in August 2025.
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
On 4 November 2025, an immaterial settlement between Vodacom South Africa and Mr Makate was agreed. The related court proceedings have been withdrawn.
UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc
In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal (‘CAT’) seeking permission, as a proposed class representative, to bring collective proceedings on an opt-out
basis against the four UK mobile network operators (‘MNOs’) and, in the case of Vodafone Limited and EE Limited, their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (
€
1.6 billion), including interest. Hutchison 3G UK Limited (‘Three’), which merged with Vodafone Limited in May 2025, is also a named defendant to the claim with an alleged value of £507 million (
€
578 million), including interest. It is alleged that Vodafone, Three, and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’). The claim was certified by the CAT in November 2025. Following a successful strike out application based on limitation, the total value of the claims against Vodafone and Three have been reduced to £557 million (
€
638 million) and £197 million (
€
225 million), respectively. Defences were filed on 27 February 2026 and Replies on 1 May 2026. A hearing will take place on
1-2
July 2026 to set the timetable to trial.
Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.
UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others
In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. Following a trial on liability, the High Court issued a judgement in Vodafone’s favour in November 2023 rejecting Phones 4U’s allegations that the defendants were in breach of competition law. In July 2025 the Court of Appeal also rejected all of Phones 4U’s grounds of appeal. Phones 4U has not appealed to the Supreme Court and so the case is closed.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 205

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

	2026 €m	2025 € m	2024 € m

Sales of goods and services to associates	30	13	25

Purchase of goods and services from associates	9	6	6

Sales of goods and services to joint ventures	259	280	267

Purchase of goods and services from joint ventures	555	761	932

Interest income receivable from associates	9	–	–

Interest expense payable to associates	6	–	–

Interest income receivable from joint ventures 1	65	66	52

Interest expense payable to joint ventures 1	157	243	239

Trade balances owed:

by associates	9	3

to associates	2	1

by joint ventures	220	210

to joint ventures	304	331

Other balances owed by associates	11	–

Other balances owed to associates	126	–

Other balances owed by joint ventures 1	1,219	1,265

Other balances owed to joint ventures 2	3,192	3,941
Notes:

1.	Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.

2.	Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.
Details of the Group’s commitment to enter into future lease contracts with Oak Holdings 1 GmbH are disclosed in Note 20 ‘Leases’.
Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.
Transactions with Directors other than compensation
During the three years ended 31 March 2026 and as of 19 May 2026, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group.
During the three years ended 31 March 2026 and as of 19 May 2026, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

206 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

31. Related undertakings
A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.
A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and
Medium-sized
Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2026 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated.
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
non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.

Company name	% of share class held by Group companies	Share class

Albania

Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania

Vodafone Albania Sh.A	100.00	Ordinary shares

Rruga “Ibrahim Rugova”, Sky Tower, Kati I 5, Hyrja , Tiranë 1000, Albania

_VOIS Albania Shpk.	85.71	Ordinary shares

Australia

Quay Quarter Tower, Level 7, 50 Bridge Street, Sydney NSW 2000, Australia

Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares

Austria

Hohenstaufengasse 9, DG, 1010, Wien, Austria

Vodafone Enterprise Austria GmbH	100.00	Quotas shares

Bahrain

Flat 304, Building 60 Falcon Tower, Road 1701, Diplomatic Area, Manama, 317, Bahrain

Vodafone Enterprise Bahrain W.L.L.	100.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

Belgium

Malta House, rue Archimède 25, 1000 Bruxelles, Belgium

Vodafone Belgium SA/NV	100.00	Ordinary shares

Brazil

R. Manoel de Oliveira Ramos, 205, Suite 201, Florianópolis SC, 88075-120 , Brazil

Skaylink Ltda.	100.00	Ordinary shares

Rua Boa Vista, 254, 13th Floor, Suite 32, Sao Paulo, Sao Paulo, 01014-907, Brazil

Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares

Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil

Vodafone Serviços Empresariais Brasil Ltda	100.00	Ordinary shares

Bulgaria

Mladost district, 4 Mihail Tenev Str., Balkan Business Centre, Floor 12, Sofia, 1784, Bulgaria

Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares

Canada

c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada

Vodafone Canada Inc.	100.00	Common shares

Cayman Islands

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

CGP Investments (Holdings) Limited	100.00	Ordinary shares

China

Level 9, Tower 2, China Central Place, Room 941, No. 79 Jianguo Road, Chaoyang District, Beijing, 100025, China

Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch 2	100.00	Branch

Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China

Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares

Room 625, Floor 6, Building 1-A, No. 19, Ronghua Middle Road, Beijing Economic and Technological Development Zone, Beijing, China

Vodafone Automotive Technologies (Beijing) Co, Ltd	100.00	Ordinary shares

Congo, The Democratic Republic of the

292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo

Vodacom Congo (RDC) SA 5	33.20	Ordinary shares

540 avenue de la justice, second floor, Gombe, Kinshasa, The Democratic Republic of the Congo

Vodacash S.A 5	33.20	Ordinary shares

Cyprus

Ali Riza Caddesi No: 33/A Ortaköy, Lefkoşa, Cyprus

Vodafone Evde Operations Ltd	100.00	Ordinary shares

Vodafone Mobile Operations Limited	100.00	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 207

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Czech Republic

Námĕstí Junkových 2, Prague 5, 155 00, Czech Republic

Nadace Vodafone Česká Republika	100.00	Trustee

Oskar Mobil s.r.o.	100.00	Ordinary shares

Vodafone Czech Republic A.S.	100.00	Ordinary shares

Vodafone Enterprise Europe (UK) Limited - Czech Branch 2	100.00	Branch

Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic

Závišova Real Estate, s.r.o.	100.00	Ordinary shares

Denmark

Lautrupsgade 7, 2100, Copenhagen, Denmark

cVationA/S	100.00	Ordinary shares

C/O DLA Piper Denmark, Oslo Plads 2, DK-2100, Copenhagen East, Denmark

Vodafone Enterprise Denmark A/S	100.00	Ordinary shares

Egypt

37 Kasr El Nil St, 4th Floor, Cairo, Egypt

Starnet 5	35.81	Ordinary shares

54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt

Sarmady Communications 5	35.82	Ordinary shares

Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt

Vodafone International Services LLC 5	85.71	Ordinary shares

Site No 15/3C, Central Axis, 6th October City, Egypt

Vodafone Egypt Telecommunications S.A.E. 5	35.82	Ordinary shares

Smart Village C3 Vodafone Building, Egypt

Vodafone Data 5	35.81	Ordinary shares

Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt

Vodafone For Trading 5	35.78	Ordinary shares

Finland

Itämerenkatu 25, 00180 Helsinki, Finland

Vodafone Enterprise Finland Oy	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valboone Soph, France

Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares

La Défense Cours Valmy , 1-7 Le Belvédère , 92800, Puteaux, France

Vodafone Automotive France S.A.S	100.00	Ordinary shares

Le Belvédère, 1-7 cours Valmy, 92800, Puteaux, France

Vodafone Enterprise France SAS	100.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

Vihan Rue de Champollion, Apollo Câble Station, KERADRIVIN 22300, Lannion, France

Apollo Submarine Cable System Ltd - French Branch 2	100.00	Branch

Georgia

Floor 1, Entrance 2, Commercial Space, Terenti Graneli Street 10-12, Chugureti District, Tbilisi, Georgia

Vodafone Enterprise Georgia LLC	100.00	Ordinary shares

Germany

Parkring 29, 85748, Garching bei München, Bayern, Germany

Cloudforce 1 GmbH	100.00	Ordinary shares

Skaylink GmbH	100.00	Ordinary shares

Danziger Str. 12, Garching b. München, Bavaria, 85748, Germany

DrVis Software GmbH	100.00	Ordinary shares

Altes Forsthaus 2, 67661, Kaiserslautern, Germany

TKS Telepost Kabel-Service Kaiserslautern GmbH	100.00	Ordinary shares

Buschurweg 4, 76870 Kandel, Germany

Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares

Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany

Vodafone Enterprise Germany GmbH	100.00	Serial No.1 shares, Serial No.2 shares

Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares

Vodafone Group Services GmbH	85.71	Ordinary shares

Vodafone IoT Germany GmbH	100.00	Ordinary shares

Vodafone Stiftung Deutschland Gemeinnützige GmbH	100.00	Ordinary shares

Vodafone West GmbH	100.00	Ordinary shares

Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Nordrhein-Westfalen, Germany

Grandcentrix GmbH	100.00	Ordinary shares

Nobelstrasse 55, 18059, Rostock, Germany

Urbana Teleunion Rostock GmbH & Co. KG	70.00	Ordinary shares

Greece

12,5 km National Road Athens-Lamia, Metamorfosi, Athens, 14452, Greece

Vodafone Innovus S.A.	99.87	Ordinary shares

1-3 Tzavella str, 152 31 Halandri, Athens, Greece

Fiber2All S.A.	99.87	Ordinary shares

Fiber2All Holdings S.A.	99.87	Ordinary shares

Vodafone-Panafon Hellenic Telecommunications Company S.A.	99.87	Ordinary shares

Pireos 163 & Ehelidon, Athens, 11854, Greece

360 Connect S.A.	99.87	Ordinary shares

208 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Guernsey

Plaza House, Third Floor, Elizabeth Avenue, St. Peter Port, GY1 2HU, Guernsey

Silver Stream Investments Limited	100.00	Ordinary shares

Roseneath, The Grange, St. Peter Port, GY1 2QJ, Guernsey

VBA Holdings Limited 5	65.10	Ordinary shares, Non-voting irredeemable non- cumulative preference shares

VBA International Limited 5	65.10	Ordinary shares, Non-voting irredeemable non- cumulative preference shares

Hong Kong

Level 23, One Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary

VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	85.71	Registered ordinary shares

India

10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India

Cable & Wireless Networks India Private Limited	100.00	Equity shares

Cable and Wireless (India) Limited - Branch 2	100.00	Branch

Cable and Wireless Global (India) Private Limited	100.00	Equity shares

201-206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India

Omega Telecom Holdings Private Limited	100.00	Equity shares

Vodafone India Services Private Limited	100.00	Equity shares

Flat No. 1, 1st Floor, 3A, New Bowbazar Lane, Bowbazar, Kolkata, West Bengal, 700012, India

Usha Martin Telematics Limited	100.00	Equity shares

Table Space, 5th Floor, Tower B, Panchshil Business Park, Viman Nagar, Pune, Maharashtra, 411014, India

Vodafone Global Services Private Limited	100.00	Equity shares

Ireland

3rd Floor, Waterloo Exchange, Waterloo Road, Dublin 4, D04 E5W7, Ireland

Vodafone International Financing Designated Activity Company	100.00	Ordinary shares

Deloitte & Touche House, 29 Earlsfort Terrace, Dublin 2, Ireland

Company name	% of share class held by Group companies	Share class

Vodafone Enterprise Global Limited	100.00	Ordinary shares

Vodafone Global Network Limited	100.00	Ordinary shares

Mountainview, Leopardstown, Dublin 18, Ireland

Vodafone Group Services Ireland Limited	85.71	Ordinary shares

Vodafone Ireland Limited	100.00	Ordinary shares

Vodafone Ireland Retail Limited	100.00	Ordinary shares

Italy

Via Astico 41, 21100 Varese, Italy

Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares

Vodafone Automotive S.p.A	100.00	Ordinary shares

Vodafone Automotive Telematics S.r.L	100.00	Ordinary shares

Via Bisceglie 73, 20152, Milan, Italy

Vodafone Enterprise Italy S.r.L	100.00	Euro shares

Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares

Via Gabriele D’Annunzio, 4, 21010 Vizzola Ticino, VA, Italy

Vodafone Automotive Italia S.p.A	100.00	Ordinary shares

Via Lorenteggio 240, Milan, Italy

Vodafone IoT Italy, S.R.L.	100.00	Quotas shares

Japan

KAKiYA building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan

Vodafone Automotive Japan KK	100.00	Ordinary shares

The Executive Centre, Level 20, Shin Marunouchi Center Building, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan

Vodafone Enterprise U.K. - Japanese Branch 2	51.00	Branch

Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares

Jersey

44 Esplanade, St Helier, JE4 9WG, Jersey

Vodafone International 2 Limited	100.00	Ordinary shares

Kenya

6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya

Vodafone Kenya Limited 5	69.46	Ordinary shares

The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya

Vodacom Business (Kenya) Limited 5	52.08	Ordinary shares

Korea, Republic of

ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of

Vodafone Enterprise Korea Limited	100.00	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 209

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Lesotho

585 Mabile Road, Vodacom Park, Maseru, Lesotho

VCL Financial Services (PTY) Ltd 5	52.08	Ordinary shares

Vodacom Lesotho (Pty) Limited 5	52.08	Ordinary shares

Lithuania

Laisvės pr. 53E, Vilnius, 07191, Lithuania

UAB BTT Group	100.00	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street GP S.à r.l.	100.00	Ordinary shares

Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares

Vodafone Global Connect S.à r.l.	100.00	Ordinary shares

Vodafone International 1 S.à r.l.	100.00	Ordinary shares

Vodafone International M S.à r.l.	100.00	Ordinary shares

Vodafone Investments Luxembourg S.à r.l.	100.00	Ordinary shares

Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares

Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares

Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares

Malaysia

Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia

Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares

Malta

Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta

Vodafone Holdings Limited	100.00	Ordinary A shares, Ordinary B shares

Vodafone Insurance Limited	100.00	Ordinary A shares, Ordinary B shares

Mauritius

10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius, Mauritius

Mobile Wallet VM1 5	65.10	Ordinary shares

Mobile Wallet VM2 5	65.10	Ordinary shares

Vodacom International Limited 5	65.10	Ordinary shares, Non cumulative preference shares

Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius

Al-Amin Investments Limited	100.00	Ordinary shares

Array Holdings Limited	100.00	Ordinary shares

Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

CCII (Mauritius), Inc.	100.00	Ordinary shares

CGP India Investments Ltd.	100.00	Ordinary shares

Euro Pacific Securities Ltd.	100.00	Ordinary shares

Mobilvest	100.00	Ordinary shares

Prime Metals Ltd.	100.00	Ordinary shares

Trans Crystal Ltd.	100.00	Ordinary shares

Vodafone Mauritius Ltd.	100.00	Ordinary shares

Vodafone Telecommunications (India) Limited	100.00	Ordinary shares

Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares

Mexico

Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico

Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique

Mozambique Fibre Company, SY, LDA 5	55.33	Ordinary shares

Mozambique Tower Company, SY, LDA 5	55.33	Ordinary shares

Vodacom Moçambique, SA 5	55.33	Ordinary shares

Vodacom M-Pesa, SA 5	55.33	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands

Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares

Vodafone Europe B.V.	100.00	Ordinary shares

Vodafone International Holdings B.V.	100.00	Ordinary shares

Zuid - hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands

IOT.NXT B.V. 5	42.32	Ordinary shares

IoT.nxt EMENA B.V 5	42.32	Ordinary shares

IoT.nxt Europe BV 5	42.32	Ordinary shares

New Zealand

30 Daldy Street, Central Auckland, 1010, New Zealand

Vodafone Enterprise Hong Kong Limited - New Zealand Branch 2	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway

Vodafone Enterprise Norway AS	100.00	Ordinary shares

210 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman

Vodafone Services LLC	100.00	Ordinary shares

Poland

ul. Towarowa 28, 00-839, Warsaw, Poland

Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 - 8º Piso, 1998 - 017, Parque das Nações, Lisboa, Portugal

Vodafone Enterprise Spain, S.L.U. – Portugal Branch 2	100.00	Branch

Vodafone IoT Portugal, Unipessoal Lda.	100.00	Quotas shares

Vodafone Portugal - Comunicacoes Pessoais, S.A.	100.00	Ordinary shares

Vodafone Solutions, Unipessoal LDA	100.00	Quotas shares

Romania

1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania

UPC Services S.R.L.	100.00	Ordinary shares

1 C Expoziţiei Boulevard, building B1, floor 1, 2 and 3, District 1, Bucharest, Romania

Telekom Romania Mobile Communications S.A.	100.00	Ordinary shares

18 Diligenţei Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania

Evotracking SRL	100.00	Ordinary shares

201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania

Vodafone External Services SRL	100.00	Ordinary shares

Vodafone Foundation	100.00	Sole member

201 Barbu Vacarescu Street, 4th floor, 2nd District, Bucharest, Romania

Vodafone Romania S.A	100.00	Ordinary shares

201 Barbu Vacarescu Street, Ground Floor, 2nd District 2, Bucharest, Romania

West Network SRL	100.00	Ordinary shares

62 D Nordului Street, District 1, Bucharest, Romania

UPC Foundation	100.00	Sole member

Oltenitei Street no. 2, City Offices Building, 3rd Floor, 4th District, Bucharest, Romania

Vodafone România Technologies SRL	85.71	Ordinary shares

Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania

Vodafone România M - Payments SRL	100.00	Ordinary shares

Calea Turzii nr. 101, et.2, Cluj-Napoca, Romania, 400493

Skaylink SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation

Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia

Company name	% of share class held by Group companies	Share class

Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch 2	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore

Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares

Slovakia

Karadžičova 2, mestská čast' Staré mesto, Bratislava, 811 09, Slovakia

Vodafone Global Network Limited - organizačná zložka (Slovakia Branch) 2	100.00	Branch

Prievozská 6, Bratislava, 821 09, Slovakia

Vodafone Czech Republic A.S. - Slovakia Branch 2	100.00	Branch

South Africa

9 Kinross Street, Germiston South, 1401, South Africa

Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares

Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, Ordinary B no par value shares

Irene Link Building C, Third Floor, 5 Impala Avenue, Doringkloof, Centurion, Gauteng, 0046, South Africa

10T Holdings Proprietary Limited 5	42.32	Ordinary shares

IoT.nxt (Pty) Limited 5	42.32	Ordinary shares

Knightsbridge Office Park, 33 Sloane Street, Bryanston, Sandton, Gauteng, 2191, South Africa

MAST Services Proprietary Limited 5	65.10	Ordinary shares

Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa

Infinity Services Partner Company 5	65.10	Ordinary shares

Jupicol (Proprietary) Limited 5	45.57	Ordinary shares

Mezzanine Ware Proprietary Limited 5	58.59	Ordinary shares

Motifprops 1 (Proprietary) Limited 5	65.10	Ordinary shares

Nexio (Proprietary) Limited 5	33.20	Ordinary shares

Sphinx Investment Holding Company (RF) (Proprietary) Limited 5	65.10	Ordinary shares

Strand (RF) (Pty) Ltd	65.10	Ordinary shares

Vodacom (Pty) Limited 5	65.10	Ordinary shares, Ordinary A shares

Vodacom Business Africa Group (Pty) Limited 5	65.10	Ordinary shares

Vodacom Business Africa SA (Pty) Limited 5	65.10	Ordinary shares

Vodacom Financial Services (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Group Limited	65.10	Ordinary shares

Vodacom Insurance Administration Company (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Insurance Company (RF) Limited 5	65.10	Ordinary shares

Vodacom International Holdings (Pty) Limited 5	65.10	Ordinary shares

Vodacom Life Assurance Company (RF) Limited 5	65.10	Ordinary shares

Vodacom Payment Services (Proprietary) Limited 5	65.10	Ordinary shares

Vodacom Properties No 1 (Proprietary) Limited 5	65.10	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 211

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

South Africa (continued)

Vodacom Properties No.2 (Pty) Limited 5	65.10	Ordinary shares

Wheatfields Investments 276 (Proprietary) Limited 5	65.10	Ordinary shares

XLink Communications (Proprietary) Limited 5	65.10	Ordinary A shares

Spain

Calle Miguel Yuste, 33 Bis, 2 Planta, 28037, Madrid, Spain

Vodafone Automotive Iberia S.L.	100.00	Ordinary shares

Avenida de América 115, 28042, Madrid, Spain

Vodafone Enterprise Spain SLU	100.00	Ordinary euro shares

Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain

Vodafone Intelligent Solutions España, S.L.U.	100.00	Ordinary shares

Vodafone IoT Spain, S.L.	100.00	Ordinary shares

Sweden

C/o Aspia AB, Kopparbergsvägen 11a, 722 13, Västerås, Sweden

Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder’s contribution shares

Switzerland

In der Luberzen 25, 8902 , Urdorf, Kanton Zürich, Switzerland

Beck et al. Services AG i.L.	100.00	Ordinary shares

C/o BDO AG, Schiffbaustrasse 2, 8005, Zurich, Switzerland

Vodafone Enterprise Switzerland AG	100.00	Ordinary shares

Taiwan

22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan

Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares

Tanzania, United Republic of

15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, United Republic of Tanzania

M-Pesa Limited 5	48.82	Ordinary A shares, Ordinary B shares

Shared Networks Tanzania Limited 5	48.82	Ordinary shares

Smile Communications Tanzania Limited 5	48.82	Ordinary shares

Vodacom Tanzania Public Limited Company 5	48.82	Ordinary shares

Thailand

725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand

Vodafone Business Siam Co., Ltd.	100.00	Ordinary shares

Türkiye

Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, 34398, Türkiye

Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares

Company name	% of share class held by Group companies	Share class

Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares

Vodafone Holding A.S.	100.00	Registered shares

Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares

Vodafone Mall Ve Elektronik Hizmetler Ticaret AS	100.00	Ordinary shares

Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares

Vodafone Telekomunikasyon A.S	100.00	Registered shares

Vodafone Finansman A.S.	100.00	Ordinary shares

Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares

Vodafone Sigorta Aracilik Hizmetleri A.S.	100.00	Ordinary shares

İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Türkiye

Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares

Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul , 34453, Türkiye

VOIS Turkey Akilli Çözümler Limited Şirketi	85.71	Ordinary shares

Ukraine

Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine

LLC Vodafone Enterprise Ukraine	100.00	Ownership percentage shares

United Arab Emirates

16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates

Vodacom Fintech Services FZ-LLC 5	65.10	Ordinary shares

DSO ABCN 81010, ABCN DSO HQ, Dubai Silicon Oasis, Dubai, UAE, United Arab Emirates

Sarmady Middle East FZE 5	35.82	Ordinary shares

Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates

Vodafone Enterprise Europe (UK) Limited - Dubai Branch 2	100.00	Branch

212 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

United Kingdom

11 Staple Inn Building, London, WC1V 7QH, United Kingdom

Vodacom Business Africa Group Services Limited 5	65.10	Ordinary shares, Preference shares

Vodacom UK Limited 5	65.10	Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom

Thus Group Holdings Limited	51.00	Ordinary shares

Thus Group Limited	100.00	Ordinary shares

3 More London, Riverside, London, SE12AQ, United Kingdom

IoT Nxt UK Limited 5	42.32	Ordinary shares

Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland

Energis (Ireland) Limited	100.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Apollo Submarine Cable System Limited	100.00	Ordinary shares

Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares

Cable & Wireless CIS Services Limited	100.00	Ordinary shares

Cable & Wireless Communications Data Network Services Limited	100.00	Ordinary A shares, Ordinary B shares

Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares

Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares

Cable & Wireless UK Holdings Limited	100.00	Ordinary shares

Cable & Wireless Worldwide Limited	100.00	Ordinary shares

Cable and Wireless (India) Limited	100.00	Ordinary shares

Cable and Wireless Nominee Limited	100.00	Ordinary shares

Energis Communications Limited	51.00	Ordinary shares

Energis Squared Limited	100.00	Ordinary shares

London Hydraulic Power Company (The)	100.00	Ordinary shares, 5% Non-cumulative preference shares

Navtrak Ltd	100.00	Ordinary shares

Project Telecom Holdings Limited 1	100.00	Ordinary shares

Rian Mobile Limited	100.00	Ordinary shares

Talkmobile Limited	51.00	Ordinary shares

The Eastern Leasing Company Limited	100.00	Ordinary shares

Thus Limited	51.00	Ordinary shares

Company name	% of share class held by Group companies	Share class

Vodafone 2.	100.00	Ordinary shares

Vodafone Automotive UK Limited	100.00	Ordinary shares

Vodafone Consolidated Holdings Limited	100.00	Ordinary shares

Vodafone Corporate Secretaries Limited 1	100.00	Ordinary shares

Vodafone DC Pension Trustee Company Limited 1	100.00	Ordinary shares

Vodafone Distribution Holdings Limited	100.00	Ordinary shares

Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares

Vodafone Enterprise Equipment Limited	100.00	Ordinary shares

Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares

Vodafone Enterprise U.K.	51.00	Ordinary shares

Vodafone European Investments 1	100.00	Ordinary shares

Vodafone Finance Limited 1	100.00	Ordinary shares

Vodafone Finance Management	100.00	Ordinary shares

Vodafone Global Enterprise Limited	100.00	Ordinary shares, Deferred shares, Deferred B shares

Vodafone Group (Directors) Trustee Limited 1	100.00	Ordinary shares

Vodafone Group Pension Trustee Limited 1	100.00	Ordinary shares

Vodafone Group Services Limited	100.00	Ordinary shares, Deferred shares

Vodafone Group Services No.2 Limited 1	100.00	Ordinary shares

Vodafone Group Share Trustee Limited 1	100.00	Ordinary shares

Vodafone International 2 Limited - UK Branch 2	100.00	Branch

Vodafone International Operations Limited	100.00	Ordinary shares

Vodafone Investments Limited 1	100.00	Ordinary shares, Zero coupon redeemable

Vodafone IoT UK Limited	100.00	Ordinary shares

Vodafone IP Licensing Limited 1	100.00	Ordinary shares

Vodafone Limited	51.00	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 213

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

United Kingdom (continued)

Vodafone Mobile Network Limited	100.00	Ordinary shares

Vodafone Nominees Limited 1	100.00	Ordinary shares

Vodafone Oceania Limited	100.00	Ordinary shares

Vodafone Overseas Finance Limited	100.00	Ordinary shares

Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares

Vodafone Retail (Holdings) Limited	100.00	Ordinary shares

Vodafone Sales & Services Limited	100.00	Ordinary shares

Vodafone Shared Operations Limited 7	85.71	Ordinary shares

Vodafone Shared Services UK Limited	85.71	Ordinary shares

Vodafone UK Investments Limited 1	100.00	Ordinary shares

VodafoneThree Holdings Limited	51.00	Ordinary shares

Vodafone Ventures Limited 1	100.00	Ordinary shares

Vodaphone Limited	100.00	Ordinary shares

Your Communications Group Limited	100.00	Ordinary B shares, Redeemable preference shares

450 Longwater Avenue, Green Park, Reading, England, RG2 6GF, United Kingdom
3UK Retail Limited	51.00	Ordinary shares

Hutchison 3G UK Holdings Limited	51.00	Ordinary shares

Hutchison 3G UK Limited	51.00	Ordinary shares

ID Communications Limited	51.00	Ordinary shares

UK Broadband Limited	51.00	Ordinary shares

United States

1209 Orange, Orange Street, Wilmington, New Castle DE 19801, United States

IoT nxt USA Inc 5	42.32	Common stock shares

1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States

Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares

Vodafone Americas Virginia Inc.	100.00	Common stock shares

Vodafone IoT Incorporated	100.00	Common stock shares

Vodafone US Inc.	100.00	Common stock shares

1615 Platte Street, Suite 02-115, Denver CO 80202, United States

Vodafone Americas Foundation	100.00	Trustee
Associated undertakings and joint arrangements

Company name	% of share class held by Group companies	Share class

Australia

Level 27, Tower Two, International Towers Sydney, 200 Barangaroo Avenue, Barangaroo NSW 2000, Australia
3.6 GHz Spectrum Pty Ltd	23.73	Ordinary shares

AAPT Limited	23.73	Ordinary shares

ACN 088 889 230 Pty Ltd	23.73	Ordinary shares

ACN 139 798 404 Pty Ltd	23.73	Ordinary shares

Adam Internet Holdings Pty Ltd	23.73	Ordinary shares

Adam Internet Pty Ltd	23.73	Ordinary shares, Class A shares, Class B shares

Agile Pty Ltd	23.73	Ordinary shares

AlchemyIT Pty Ltd	23.73	Ordinary shares

Chariot Pty Ltd	23.73	Ordinary shares

Chime Communications Pty Ltd	23.73	Ordinary shares

Connect West Pty Ltd	23.73	Ordinary shares

Destra Communications Pty Ltd	23.73	Ordinary shares

Digiplus Contracts Pty Ltd	23.73	Ordinary shares

Digiplus Holdings Pty Ltd	23.73	Ordinary shares

Digiplus Investments Pty Ltd	23.73	Ordinary shares

Digiplus Pty Ltd	23.73	Ordinary shares

H3GA Properties (No. 3) Pty Ltd	23.73	Ordinary shares

iiNet Labs Pty Ltd	23.73	Ordinary shares

iiNet Limited	23.73	Ordinary shares

Internode Pty Ltd	23.73	Ordinary shares, Class B shares

IntraPower Pty Ltd	23.73	Ordinary shares

Intrapower Terrestrial Pty Ltd	23.73	Ordinary shares

IP Group Pty Ltd	23.73	Ordinary shares

IP Services Xchange Pty Ltd	23.73	Class A shares, Class B shares

Kooee Communications Pty Ltd	23.73	Ordinary shares

Kooee Mobile Pty Ltd	23.73	Ordinary shares

Mercury Connect Pty Ltd	23.73	Ordinary shares, Class E shares

Mobile JV Pty Limited	23.73	Ordinary shares

Mobileworld Communications Pty Limited	23.73	Ordinary shares

Mobileworld Operating Pty Ltd	23.73	Ordinary shares

Netspace Online Systems Pty Ltd	23.73	Ordinary shares

214 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Australia (continued)

Numillar IPS Pty Ltd	23.73	Ordinary shares

PIPE Transmission Pty Limited	23.73	Ordinary shares

PowerTel Limited	23.73	Ordinary shares

Request Broadband Pty Ltd	23.73	Ordinary shares

Satellite Mobile Pty Ltd	23.73	Ordinary Shares

Soul Communications Pty Ltd	23.73	Ordinary shares

Soul Contracts Pty Ltd	23.73	Ordinary shares

Soul Pattinson Telecommunications Pty Ltd	23.73	Ordinary shares

SPT Telecommunications Pty Ltd	23.73	Ordinary shares

SPTCom Pty Ltd	23.73	Ordinary shares

Telecom Enterprises Australia Pty Limited	23.73	Ordinary shares

Telecom New Zealand Australia Pty Ltd	23.73	Ordinary shares, Redeemable preference shares

TPG Corporation Limited	23.73	Ordinary shares

TPG Energy Pty Ltd	23.73	Ordinary shares

TPG Finance Pty Ltd	23.73	Ordinary shares

TPG Holdings Pty Ltd	23.73	Ordinary shares

TPG Internet Pty Ltd	23.73	Ordinary shares

TPG JV Company Pty Ltd	23.73	Ordinary shares

TPG Network Pty Ltd	23.73	Ordinary shares

TPG Telecom Limited	23.73	Ordinary shares

TransACT Capital Communications Pty Ltd	23.73	Ordinary shares

TransACT Communications Pty Ltd	23.73	Ordinary shares

TransACT Victoria Communications Pty Ltd	23.73	Ordinary shares

TransACT Victoria Holdings Pty Ltd	23.73	Ordinary shares

Trusted Cloud Pty Ltd	23.73	Ordinary shares

Trusted Cloud Solutions Pty Ltd	23.73	Ordinary shares

Value Added Network Pty Ltd	23.73	Ordinary shares

Vodafone Australia Pty Limited	23.73	Ordinary shares, Class B shares, Redeemable preference shares

Vodafone Foundation Australia Pty Limited	23.73	Ordinary shares

Vodafone Hutchison Receivables Pty Limited	23.73	Ordinary shares

Vodafone Hutchison Spectrum Pty Limited	23.73	Ordinary shares

Vodafone Network Pty Limited	23.73	Ordinary shares

Vodafone Pty Limited	23.73	Ordinary shares

Company name	% of share class held by Group companies	Share class

VtalkVoip Pty Ltd	23.73	Ordinary shares

Westnet Pty Ltd	23.73	Ordinary shares

Belgium

Space Court of Justic, Rue aux Laines 70, 1000 Brussels, Belgium

Utiq S.A	25.00	Ordinary shares

Czech Republic

Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic

Vantage Towers s.r.o. 4	44.64	Ordinary shares

U Rajské zahrady 1912/3, Praha 3, 13000, Czech Republic

COOP Mobil s.r.o.	33.33	Ordinary shares

Egypt

23 Kasr El Nil St, Cairo, 11211, Egypt

Wataneya Telecommunications S.A.E	50.00	Ordinary shares

Ethiopia

Kirkos Sub City, Woreda 01, House No. New, Addis Ababa, Ethiopia

Safaricom M-PESA Mobile Financial Services Plc 5	18.07	Ordinary shares

Safaricom Telecommunications Ethiopia Private Limited Company 5	18.07	Ordinary shares

Germany

38 Berliner Allee, 40212, Düsseldorf, Germany

MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share

Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany

OXG Glasfaser Beteiligungs GmbH	50.00	Ordinary shares

OXG Glasfaser GmbH	50.00	Ordinary shares

Nobelstrasse 55, 18059, Rostock, Germany

Verwaltung Urbana Teleunion Rostock GmbH	50.00	Ordinary shares

Prinzenallee 11-13, 40549, Düsseldorf, Germany

Oak Holdings 1 GmbH	49.98	Ordinary shares

Oak Holdings 2 GmbH	49.98	Ordinary shares

Oak Holdings GmbH	49.98	Ordinary shares

Oak Renewables GmbH	49.98	Ordinary shares

Vantage Towers AG	44.64	Ordinary shares

Vantage Towers Erste Verwaltungsgesellschaft GmbH 4	44.64	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 215

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Greece

2 Adrianeiou str, Athens, 11525, Greece

Vantage Towers Single Member Societe Anonyme 4	44.64	Ordinary shares

12 Rizareiou str, Halandri, 15233, Greece

Tilegnous IKE	33.29	Ordinary shares

43-45 Valtetsiou Str., Athens, Greece

Safenet N.P,A.	24.97	Issued shares

Marathonos Ave 18 kn & Pylou, Pallini, Attica, 15351 Greece

Victus Networks S.A.	49.94	Ordinary shares

Hungary

Boldizsár utca 2, Budapest, 1112, Hungary

Vantage Towers Zártkörűen Működő, Részvénytársaság 4	44.64	Ordinary shares

India

10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India

Vodafone Foundation 6	24.03	Ordinary shares

Vodafone Idea Next-Gen Solutions Limited 6	24.39	Ordinary shares

Vodafone Idea Shared Services Limited 6	24.39	Ordinary shares

Vodafone Idea Technology Solutions Limited 6	24.39	Ordinary shares

You Broadband India Limited 6	24.39	Equity shares

Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India

Vodafone Idea Limited	24.39	Equity shares

Vodafone Idea Manpower Services Limited 6	24.10	Ordinary shares

Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India

Vodafone Idea Business Services Limited 6	24.39	Ordinary B shares

Vodafone Idea Communication Systems Limited 6	24.39	Ordinary shares

Vodafone Idea Telecom Infrastructure Limited 6	24.39	Ordinary shares

Ireland

Mountainview, Leopardstown, Dublin 18, Ireland

Vantage Towers Limited 4	44.64	Ordinary shares

The Herbert Building, The Park, Carrickmines, Dublin, Ireland

Siro DAC	50.00	Ordinary shares

Siro JV Holdco Limited	50.00	Ordinary B shares

Italy

Via Gaetana Negri 1, 20123, Milano, Italy

Infrastrutture Wireless Italiane S.p.A.	16.79	Ordinary shares

Company name	% of share class held by Group companies	Share class

Kenya

9th Floor, Williamson House, 4th Ngong Avenue, PO Box 40111 - 00100, Nairobi, Kenya

M-PESA Holding Co. Limited	27.74	Ordinary equity shares

LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya

Safaricom PLC	27.74	Ordinary shares

ACS Plaza 5th Floor, Lenana Road, Kilimani, Nairobi, Kenya

M-PESA Africa Limited 5	46.42	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

SatCo GP S.à r.l.	50.00	Ordinary shares

SatCo SCS	50.00	Ordinary shares

Vodafone Telenor Procurement Company SCSp	50.00	Ordinary shares

VTPC General Partner S.à r.l.	50.00	Ordinary shares

Tomorrow Street SCA	50.00	Ordinary shares

Netherlands

Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands

Vodafone Antennelocaties B.V.	50.00	Ordinary shares

Vodafone Libertel B.V.	50.00	Ordinary shares

Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands

Amsterdamse Beheer-en Consultingmaatschappij B.V.	50.00	Ordinary shares

Esprit Telecom B.V.	50.00	Ordinary shares

Vodafone Financial Services B.V.	50.00	Ordinary shares

Vodafone Nederland Holding I B.V.	50.00	Ordinary shares

Vodafone Nederland Holding II B.V.	50.00	Ordinary shares

VodafoneZiggo Employment B.V.	50.00	Ordinary shares

VodafoneZiggo Group B.V.	50.00	Ordinary shares

VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares

VZ Financing I B.V.	50.00	Ordinary shares

VZ Financing II B.V.	50.00	Ordinary shares

VZ FinCo B.V.	50.00	Ordinary shares

VZ PropCo B.V.	50.00	Ordinary shares

VZ Secured Financing B.V.	50.00	Ordinary shares

Ziggo B.V.	50.00	Ordinary shares

Ziggo Deelnemingen B.V.	50.00	Ordinary shares

Ziggo Netwerk II B.V.	50.00	Ordinary shares

216 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Ziggo Real Estate B.V.	50.00	Ordinary shares

Ziggo Services B.V.	50.00	Ordinary shares

Ziggo Services Employment B.V.	50.00	Ordinary shares

Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares

Ziggo Zakelijk Services B.V.	50.00	Ordinary shares

ZUM B.V.	50.00	Ordinary shares

Media Parkboulevard 2, 1217 WE Hilversum, Netherlands

Liberty Global Content Netherlands B.V.	50.00	Ordinary shares

Regus, 3 More London Riverside, London SE1 2RE

Global Partnership for Ethiopia B.V.	18.07	Ordinary shares

Rivium Quadrant 175, 2909 LC, Capelle aan den Ijssel, Netherlands

Central Tower Holding Company B.V. 4	50.00	Ordinary shares

Winschoterdiep 60, 9723 AB Groningen, Netherlands

Ziggo Bond Company B.V.	50.00	Ordinary shares

Ziggo Netwerk B.V.	50.00	Ordinary shares

Portugal

Av. D. João II, nº 36 - 8º Piso, 1998 - 017, Parque das Naçőes, Lisboa, Portugal

DABCO Portugal, Lda	80.20	Ordinary shares

Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.°, 1495-131 Algés, Oeiras, Portugal

Vantage Towers, S.A. 4	44.64	Ordinary shares

Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal

Sport TV Portugal, S.A.	25.00	Nominative shares

SÍTIO Sete Rios - Praça Nuno Rodrigues dos Santos, 7, 1600-171 , Lisboa, Portugal

Dual Grid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares

Romania

Calea Floreasca no. 169A, 3rd floor, District 1, Bucharest, Romania

Vantage Towers S.R.L. 4	44.64	Ordinary shares

Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard,

Bucharest, Sector 2, Romania

Netgrid Telecom SRL	50.00	Ordinary shares

Russian Federation

Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation

Autoconnex Limited	35.00	Ordinary shares

	% of share class held by Group companies	Share class

South Africa

76 Maude Street, Sandton, Johannesberg, 2196, South Africa

Waterberg Lodge (Proprietary) Limited 5	32.55	Ordinary shares

Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa

Afri G I S (Pty) Ltd 5	21.16	Ordinary shares

Canard Spatial Technologies Proprietary Limited 5	21.16	Ordinary shares

31 Georgian Cresent East, Bryanston, Gauteng, 2191, South Africa

Maziv Proprietary Limited	30.00	Ordinary shares

CIVH PrefCo (Pty) Ltd	30.00	Ordinary shares

Vumatel (Pty) Ltd	30.00	Ordinary shares

Dark Fibre Africa (Pty) Ltd	30.00	Ordinary shares

CIVH LoanCo (Pty) Ltd	30.00	Ordinary shares

CIVH SecurityCo (Pty) Ltd	30.00	Ordinary shares

Axio Connect (Pty) Ltd	30.00	Ordinary shares

Axio Africa (Pty) Ltd	30.00	Ordinary shares

Hero Telecoms (Pty) Ltd	14.99	Ordinary shares

Regional Fibre Holding (Pty) Ltd	30.00	Ordinary Shares

SADV (Pty) Ltd	30.00	Ordinary shares

Vuma Connect	30.00	Ordinary shares

VumaCam (Pty) Ltd	15.30	Ordinary shares

VumaCam LTIP Co (Pty) Ltd	15.30	Ordinary shares

Centr AI (Pty) Ltd	15.30	Ordinary shares

OSM Trading (Pty) Ltd	15.30	Ordinary shares

VumaCam Infrastructure (Pty) Ltd	30.00	Ordinary shares

Rise Telecomms	30.00	Ordinary shares

Francios O’Kennedy W.O.R.X (Pty) Ltd	30.00	Ordinary shares

Connected Space Pty Ltd	30.00	Ordinary shares

MCT Telecommunications (Pty) Ltd	22.50	Ordinary shares

Maziv PropCo (Pty) Ltd	30.00	Ordinary shares

Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa

M-Pesa S.A (Proprietary) Limited 5	46.42	Ordinary shares

Spain

Calle San Severo 22, 28042, Madrid, Spain

Vantage Towers, S.L.U. 4	44.64	Ordinary shares

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026 217

31. Related undertakings (continued)

Company name	% of share class held by Group companies	Share class

Tanzania, United Republic of

Vodacom Tanzania PLC, 15 Floor, Vodacom Tower, Plot 23 Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of

Ngorongoro Fibre Company Limited	48.82	Ordinary shares

Fast Fibre Tanzania Limited	24.41	Ordinary B shares

Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of

Vodacom Trust Limited 5	48.82	Ordinary A shares, Ordinary B shares

Türkiye

Çifte Havuzlar Mah Eski Londra Asfalti Cad No: 151/1E/301, Esenler, Istanbul, Türkiye

FGS Bilgi Islem Urunler Sanayi ve Ticaret AS	50.00	Ordinary shares

Levazim Mahallesi Vadi Caddesi Zorlu Center No:2 Ic Kapi No: 347, Besiktas, Istanbul, Türkiye

Red Haven Veri Merkezi Anonim Sirketi	50.00	Ordinary A shares, Ordinary B shares

United Kingdom

One Kingdom Street, London, W2 6BY, United Kingdom

DABCO Limited 3	69.23	Ordinary shares, Series A - preference shares

24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom

Digital Mobile Spectrum Limited	33.33	Ordinary shares

Sixth floor, Thames Tower, Station Road, Reading, RG1 1LX, United Kingdom

Mobile Broadband Network Limited	25.50	Ordinary shares

Floor 5, 20 Fenchurch Street, London, EC3M 3BY, United Kingdom

VodaFamily Ethiopia Holding Company Limited 5	31.47	Ordinary shares

120 Kings Road, London, SW3 4TR, United Kingdom

Cable & Wireless Trade Mark Management Limited	50.00	Ordinary A shares, Ordinary B shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares

United States

251 Little Falls Drive, Wilmington DE 19808, United States

Ziggo Financing Partnership	50.00	Partnership interest

2820 Selwyn Avenue, Charlotte NC 28209, United States

Britelink USA Inc	22.50	Common stock shares
Notes:

1.	Directly held by Vodafone Group Plc.

2.	Branches.

3.	SC DABCO Management LLC has joint control rights over DABCo Limited.

4.	Shareholding is indirect through Vantage Towers A.G.

5.	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited.

6.	Includes the indirect interest held through Vodafone Idea Limited.

7.	Accenture Holdings B.V. holds 20% of the total voting rights in Vodafone Shared Operations Limited.
Selected financial information
The table below shows selected financial information in respect of subsidiaries that have non-controlling
interests that are material to the Group.

	Vodacom Group Limited		VodafoneThree Holdings Limited

	2026 €m	2025 € m	2026 €m

Summary comprehensive income information

Revenue	8,365	7,791	9,192

Profit/(loss) for the financial year	1,368	1,058	(1,063)

Other comprehensive income/(expense)	(4)	(121)	30

Total comprehensive income/(expense)	1,364	937	(1,033)

Other financial information

Profit/(loss) for the financial year allocated to non-controlling interests	604	422	(258)

Dividends paid to non-controlling interests	245	249	–

Summary financial position information

Non-current assets	9,048	8,002	17,983

Current assets	4,398	3,808	4,603

Total assets	13,446	11,810	22,586

Non-current liabilities	(4,582)	(3,535)	(11,531)

Current liabilities	(3,978)	(3,802)	(5,114)

Total assets less total liabilities	4,886	4,473	5,941

Equity shareholders’ funds	3,519	3,353	3,681

Non-controlling interests	1,367	1,120	2,260

Total equity	4,886	4,473	5,941

Statement of cash flows

Net cash inflow from operating activities	2,607	2,573	3,183

Net cash outflow from investing activities	(1,313)	(1,101)	(2,209)

Net cash outflow from financing activities	(895)	(1,328)	(954)

Net cash inflow/(outflow)	399	144	20

Cash and cash equivalents brought forward	1,188	1,052	18

Exchange loss on cash and cash equivalents	(74)	(8)	(1)

Cash and cash equivalents	1,513	1,188	37

218 Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

32. Subsidiaries exempt from audit
The following UK subsidiaries are expected to take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2026.

Name	Registration number

Cable & Wireless Aspac Holdings Limited	04705342

Cable & Wireless CIS Services Limited	02964774

Cable & Wireless Communications Data Network Services Limited	02070812

Cable & Wireless Europe Holdings Limited	04659719

Cable & Wireless UK Holdings Limited	03840888

Cable & Wireless Worldwide Limited	07029206

Cable and Wireless Nominee Limited	03249884

Energis (Ireland) Limited	NI035793

Energis Communications Limited	02630471

Energis Squared Limited	03037442

London Hydraulic Power Company (The)	ZC000055

Eastern Leasing Company Limited (The)	01672832

Thus Limited	06798969

Thus Group Holdings Limited	SC192666

Thus Group Limited	SC226738

Vodafone 2.	04083193

Vodafone Consolidated Holdings Limited	05754561

Vodafone Corporate Secretaries Limited	02357692

Vodafone Distribution Holdings Limited	03357115

Vodafone Enterprise Corporate Secretaries Limited	02303594

Vodafone Enterprise Equipment Limited	01648524

Vodafone Enterprise Europe (UK) Limited	03137479

Vodafone Enterprise U.K.	01541957

Vodafone European Investments	03961908

Vodafone Finance Management	02139168

Vodafone International Operations Limited	02797438

Vodafone Investments Limited	01530514

Vodafone IP Licensing Limited	06846238

Vodafone Nominees Limited	01172051

Vodafone Overseas Finance Limited	04171115

Vodafone UK Investments Limited	02227940

Your Communications Group Limited	04171876

33. Subsequent events
Full ownership of VodafoneThree in the UK
On 5 May 2026, the Group announced that it had reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited’s (‘CKHGT’) 49% interest in VodafoneThree Holdings Limited (‘VodafoneThree’) for £4.3 billion (
€
4.9 billion) cash, implemented through a cancellation of CKHGT’s shares. Following the completion of the transaction, the Group will be the sole owner of VodafoneThree.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	219

Page intentionally blank.

220	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	221

Page intentionally blank.

222	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	223

Page intentionally blank.

224	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	225

Page intentionally blank.

226	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

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

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Definition	Closest equivalent GAAP measure	Reconciliation

Performance metrics

Organic revenue growth	Page 227	Revenue	Pages 228 and 229

Organic service revenue growth	Page 227	Service revenue	Pages 228 and 229

Organic mobile service revenue growth	Page 227	Service revenue	Pages 228 and 229

Organic fixed service revenue growth	Page 227	Service revenue	Pages 228 and 229

Organic Vodafone Business service revenue growth	Page 227	Service revenue	Pages 228 and 229

South Africa: Financial services organic revenue growth	Page 227	Service revenue	Pages 228 and 229

Vodacom International: M-Pesa organic revenue growth	Page 227	Service revenue	Pages 228 and 229

Egypt: Financial services (Vodafone Cash) organic revenue growth	Page 227	Service revenue	Pages 228 and 229

Organic Adjusted EBITDAaL growth	Page 227	Operating profit	Pages 228 and 229

Organic Adjusted EBITDAaL margin growth	Page 227	Operating profit	Page 228

Financing and Taxation metrics

Adjusted net financing costs	Page 17	Net financing costs	Page 17

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	227

Non-GAAP measures - Unaudited information (continued)

Performance metrics

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-

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

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment

This growth metric presents performance in Türkiye excluding the hyperinflationary adjustment recorded in the Group’s consolidated financial statements in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.

228	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Non-GAAP measures - Unaudited information (continued)

Year ended 31 March 2026	FY26 €m	FY25 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %

Service revenue

Germany	10,874	10,876	-	(0.2)	–	(0.2)

Mobile service revenue	5,148	4,998	3.0	–	–	3.0

Fixed service revenue	5,726	5,878	(2.6)	(0.3)	–	(2.9)

UK	7,597	5,887	29.0	(32.4)	3.7	0.3

Mobile service revenue	5,966	4,261	40.0	(44.4)	4.0	(0.4)

Fixed service revenue	1,631	1,626	0.3	–	2.8	3.1

Other Europe	4,888	4,805	1.7	(0.7)	(0.5)	0.5

Türkiye[1]	2,826	2,484	13.8	3.0	28.4	45.2

Africa	6,653	6,172	7.8	–	5.1	12.9

Common Functions[2]	763	663

Eliminations	(121)	(129)
Total service revenue	33,480	30,758	8.8	(6.7)	3.3	5.4

Other revenue	6,981	6,690

Revenue	40,461	37,448	8.0	(7.7)	3.4	3.7

Other growth metrics

Vodafone Business (‘VB’) - Service revenue	8,179	8,003	2.2	(1.2)	2.2	3.2

Germany - VB service revenue	2,369	2,366	0.1	(0.8)	–	(0.7)

UK - VB service revenue	2,129	2,179	(2.3)	(4.9)	2.7	(4.5)

Other Europe - VB service revenue	1,571	1,561	0.6	2.8	(0.4)	3.0

Türkiye - VB service revenue	456	375	21.6	2.1	30.3	54.0

Africa - Vodacom Business service revenue	1,204	1,126	6.9	–	4.4	11.3

South Africa - Financial services revenue	185	176	5.1	–	3.0	8.1

Vodacom International M-Pesa revenue	494	428	15.4	–	7.7	23.1

Egypt - Financial services revenue (Vodafone Cash)	157	114	37.7	–	10.5	48.2

Notes:

1.

Reported service revenue growth in Türkiye of 13.8% includes 3.0pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 10.8%.

2.	Comprises corporate functions and shared operations.

Year ended 31 March 2026	FY26 €m	FY25 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %

Adjusted EBITDAaL

Germany	4,243	4,384	(3.2)	(0.1)	-	(3.3)

UK	1,881	1,558	20.7	(19.7)	3.5	4.5

Other Europe	1,574	1,510	4.2	0.2	(0.7)	3.7

Türkiye	983	842	16.7	1.7	29.2	47.6

Africa	2,834	2,593	9.3	–	4.7	14.0

Percentage point change in Adjusted EBITDAaL margin

Germany	35.0%	36.0%	(1.0)	0.1	-	(0.9)

UK	20.5%	22.0%	(1.5)	2.9	-	1.4

Other Europe	27.5%	26.5%	1.0	0.6	(0.1)	1.5

Türkiye	28.7%	27.3%	1.4	0.1	(0.1)	1.4

Africa	33.9%	33.3%	0.6	-	(0.1)	0.5

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	229

Non-GAAP measures - Unaudited information (continued)

Quarter ended 31 March 2026	Q4 FY26 €m	Q4 FY25 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %

Service revenue

Germany	2,723	2,670	2.0	(0.7)	–	1.3

Mobile service revenue	1,274	1,242	2.7	–	–	2.7

Fixed service revenue	1,449	1,428	1.5	(1.4)	–	0.1

UK	1,958	1,489	31.5	(36.9)	5.2	(0.2)

Mobile service revenue	1,539	1,057	45.6	(51.9)	5.8	(0.5)

Fixed service revenue	419	432	(3.0)	–	3.8	0.8

Other Europe	1,230	1,194	3.0	(1.2)	(0.6)	1.2

Türkiye[1]	828	605	36.9	1.0	(4.2)	33.7

Africa	1,732	1,614	7.3	–	3.6	10.9

Common Functions[2]	192	176

Eliminations	(16)	(28)
Total service revenue	8,647	7,720	12.0	(8.1)	1.2	5.1

Other revenue	1,753	1,641

Revenue	10,400	9,361	11.1	(9.1)	1.0	3.0

Other growth metrics

Vodafone Business (‘VB’) - Service revenue	2,134	2,062	3.5	(1.5)	1.2	3.2

Germany - VB service revenue	616	588	4.8	(3.3)	–	1.5

UK - VB service revenue	535	565	(5.3)	(6.0)	3.5	(7.8)

Other Europe - VB service revenue	401	405	(1.0)	8.1	(0.3)	6.8

Türkiye - VB service revenue	137	98	39.8	(3.2)	(2.1)	34.5

Africa - Vodacom Business service revenue	323	296	9.1	–	1.9	11.0

South Africa - Financial services revenue	49	44	11.4	–	(0.1)	11.3

Vodacom International M-Pesa revenue	128	115	11.3	–	12.6	23.9

Egypt - Financial services revenue (Vodafone Cash)	43	34	26.5	–	10.8	37.3

Notes:

1.

Reported service revenue growth in Türkiye of 36.9% (Q3 FY26: -13.5%) includes 37.1pps (Q3 FY26: -17.2pps) in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was -0.2% (Q3 FY26: 3.7%).

2.	Comprises corporate functions and shared operations.

Quarter ended 31 December 2025	Q3 FY26 €m	Q3 FY25 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %

Service revenue

Germany	2,726	2,706	0.7	–	–	0.7

Mobile service revenue	1,295	1,259	2.8	–	–	2.8

Fixed service revenue	1,431	1,447	(1.1)	–	–	(1.1)

UK	1,975	1,507	31.1	(38.4)	6.8	(0.5)

Mobile service revenue	1,565	1,096	42.8	(52.1)	7.5	(1.8)

Fixed service revenue	410	411	(0.2)	–	5.0	4.8

Other Europe	1,243	1,201	3.5	(1.6)	(0.7)	1.2

Türkiye[1]	671	776	(13.5)	4.8	47.2	38.5

Africa	1,738	1,607	8.2	–	5.3	13.5

Common Functions[2]	183	165

Eliminations	(30)	(33)
Total service revenue	8,506	7,929	7.3	(7.8)	5.9	5.4

Other revenue	1,946	1,882

Revenue	10,452	9,811	6.5	(9.5)	6.0	3.0

Other growth metrics

Vodafone Business (‘VB’) - Service revenue	2,054	2,051	0.1	(1.1)	4.0	3.0

Germany - VB service revenue	583	594	(1.8)	–	–	(1.8)

UK - VB service revenue	536	560	(4.3)	(6.1)	5.0	(5.4)

Other Europe - VB service revenue	407	395	3.0	2.6	(0.9)	4.7

Türkiye - VB service revenue	111	115	(3.5)	5.1	53.2	54.8

Africa - Vodacom Business service revenue	309	289	6.9	–	5.4	12.3

South Africa - Financial services revenue	48	46	4.3	–	4.1	8.4

Vodacom International M-Pesa revenue	133	113	17.7	–	6.9	24.6

Egypt - Financial services revenue (Vodafone Cash)	47	30	56.7	–	3.3	60.0

230	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Additional information - Unaudited information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in this document, reconciled to the GAAP amounts in the consolidated income statement.

	FY26 €m	FY25 €m

Depreciation on leased assets - included in Adjusted EBITDAaL	3,674	3,205

Depreciation on leased assets - included in Restructuring costs	299	30
Depreciation on leased assets	3,973	3,235

Depreciation on owned assets	4,391	3,874

Amortisation of owned intangible assets	4,090	3,695
Depreciation and amortisation on owned assets	8,481	7,569
Total depreciation and amortisation on owned and leased assets	12,454	10,804

(Gain)/loss on disposal of owned fixed assets	(199)	25

Gain on disposal of leased assets	(4)	(12)

Depreciation and amortisation - as recognised in the consolidated income statement	12,251	10,817

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in this document.

	FY26 €m	FY25 €m

Capital additions	7,291	6,862

Integration related capital additions	209	31

Licence and spectrum additions	1,083	236

Additions to customer bases	1	–

Additions	8,584	7,129

Intangible asset additions	3,234	2,655

Property, plant and equipment owned additions	5,350	4,474

Total additions	8,584	7,129

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	231

Page intentionally blank.

232	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	233

Page intentionally blank.

234	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Page intentionally blank.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	235

Page intentionally blank.

236	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Shareholder information

Unaudited information

2026/27 financial calendar key dates

Ex-dividend date for final dividend for ordinary shareholders	4 June 2026

Ex-dividend date for final dividend for ADR holders	5 June 2026

Record date for final dividend	5 June 2026

AGM	27 July 2026

Final dividend payment	30 July 2026

Useful contacts

The Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

Telephone: +44 (0) 371 384 2532

See help.shareview.co.uk for more information about this service

ADS holders

Computershare Trust Company, P.O. Box 43304, Providence, RI 02940-3304, USA

Telephone: +1 800 233 5601 (toll free), or for calls from outside the United States: +1 781 575 2833

See www.computershare.com/investor for more information about this service

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

See shareview.co.uk for more information about this service

Shareholders with any queries regarding their holding should contact Equiniti on the contact details on the left of this page.

Shareholders may also find the Investors section of our corporate website useful for general queries and information about the Company.

See vodafone.com/investor for further details

AGM

Our forty-second AGM will be held at Storey Club, Paddington Central, 4 Kingdom Street, London, W2 6BD on Monday, 27 July 2026 at 10.30 am.

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

See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities

Dividends

Read more on the dividend amount per share on pages 22 and 164.

Euro dividends

Dividends are declared in euros to align with the functional currency of the Company and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend.

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

Dividend reinvestment plan

We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti Financial Services Limited, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, Computershare, maintains the Global Invest Direct Program, which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility.

See vodafone.com/dividends for further information about dividend payments

Taxation of dividends

See page 240 for details on dividend taxation.

Shareholders as at 31 March 2026

Number of ordinary shares held	Number of accounts	% of total of issued shares

1–1,000	17,923	0.02

1,001–5,000	7,981	0.08

5,001–50,000	3,470	0.19

50,001–100,000	265	0.08

100,001–500,000	424	0.42

More than 500,000	828	99.21

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	237

Shareholder information continued

Unaudited information

Major shareholders

As at 13 May 2026, J.P. Morgan, as custodian of our ADR programme, held approximately 12.17% of our ordinary shares of 2020/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 280,129,279.

As at 13 May 2026, 1,124 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company. As at 31 March 2026, the following voting rights and percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rule (‘DTR’) 5, had been notified to the Directors.

Shareholder	Voting rights	Shareholding1

Emirates

Telecommunications

Group Company

PJSC (‘e&’)	3,944,743,685	17.005026%

BlackRock, Inc.	1,743,626,604	6.50%

Norges Bank	803,179,853	3.0004%

Notes:

1.	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with DTR 5.

The Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2026 and 19 May 2026.

The rights attached to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attached to all the ordinary shares of the Company.

As at 19 May 2026, the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity.

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

Full details of where copies of the Articles of Association can be obtained are detailed on page 239 under ‘Documents on display’.

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

Read more on the Remuneration Policy on pages 103 to 108

At each AGM, all Directors who are to remain on the Board, shall offer themselves for election or re-election, as applicable, in accordance with the Company’s Articles of Association and in the interests of good corporate governance.

Purchase of own shares

The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2025 AGM. The Company will be seeking a renewal of its permission from shareholders to purchase up to 10% of its own shares at the 2026 AGM. In May 2025, following a comprehensive capital allocation review and evaluation of the investment opportunities across the Group’s strategic footprint, we announced the intention to commence a share buyback programme following the sale of Vodafone Italy to Swisscom AG. Between (i) 20 May 2025 and 23 July 2025, (ii) 24 July 2025 and 10 November 2025, (iii) 11 November 2025 and 4 February 2026 and (iv) 5 February 2026 and 11 May 2026, Vodafone undertook non-discretionary share buyback programmes with Citigroup Global Markets Limited, Goldman Sachs International, Merrill Lynch International and Goldman Sachs International respectively following the sale of Vodafone Italy to Swisscom AG.

238	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Shareholder information continued

Unaudited information

Rights attaching to the Company’s shares

At 31 March 2026, the issued share capital and percentage of total share capital represented by each share class of the Company was as follows.

	Number	Percentage

Preference shares	50,000	0.0002%

Ordinary shares (excluding treasury shares)	23,087,114,293	94.8977%

Treasury shares	1,241,264,296	5.2021%

Ordinary shares (total)	24,328,378,589	99.9998%

Total shares (preference and ordinary)	24,328,428,589	100.0000%

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

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which includes the Company’s ordinary shares and securities convertible into ordinary shares) that are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2025 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles though retain the previous limits of 5 percent rather than adopting the increased limits of 10 percent nor specifically provided for follow on offers.

See vodafone.com/agm for further details of such proposals provided in the 2026 Notice of AGM

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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	239

Shareholder information continued

Unaudited information

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

Click to download a copy of the Company’s Articles of Association. Copies can also be obtained from the Company’s registered office

Material contracts

At the date of this Annual Report, the Group is not party to any contracts that are considered material to its results or operations except for:

–

its EUR 3,840,000,000 (as increased to EUR 4,050,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 ‘Borrowings’ to the consolidated statements.

–

the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 ‘Acquisitions and disposals’ to the consolidated financial statements.

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

–

the Sale and Purchase Agreement dated 18 February 2026, between, inter alia, Vodafone Europe B.V. and Liberty Global Holdings Limited relating to 50 per cent. Of the issued share capital of VodafoneZiggo Group Holding B.V. – the Amendment to the Implementation Agreement dated 20 March 2017, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group, entered into on 31 December 2025.

–

the Share Purchase Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya relating to the acquisition of 6,009,814,200 ordinary shares in Safaricom PLC from the Government of the Republic of Kenya by Vodafone Kenya Limited, as amended on 26 February 2026 and 22 April 2026.

–

the Relationship and Co-operation Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya, relating to (i) certain co-operation undertakings given by the Government of the Republic of Kenya to Vodafone Kenya Limited and Safaricom PLC in connection with the Safaricom Share Purchase Agreement, including in respect of amendments to the articles of association of Safaricom PLC, and (ii) the ongoing relationship between the Government of the Republic of Kenya and Vodafone Kenya Limited following completion of the Safaricom Share Purchase Agreement, as amended on 1 February 2026, and 22 April 2026.
–	the Framework Agreement dated 5 May 2026, between, inter alia, Vodafone and Hutchison in relation to the capital reduction and cancellation of shares in VodafoneThree.

Exchange controls

There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations.

Taxation

As tax is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

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

240	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Shareholder information continued

Unaudited information

investors holding shares or ADSs in connection with a trade or business conducted outside of the United States; or US holders whose functional currency is not the US dollar. A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

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

For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts, such as holders of ADRs representing our ADSs, may be claiming foreign tax credits in certain circumstances. These concerns arise where an intermediary in the ownership chain between such holders and the issuer of the underlying security has taken actions inconsistent with the ownership of that security by the person claiming the credit. This may also occur where a party receives depositary receipts or deposited shares from the depositary before the corresponding securities are received and subsequently disposes of the underlying security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax.

Taxation of dividends

UK taxation

Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay to such shareholder would generally be exempt.

Individual shareholders in the Company who are resident in the UK will be subject to income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable (currently up to 39.35%) where the income received in a single tax year is above the dividend allowance (currently £500) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance.

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

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	241

Shareholder information continued

Unaudited information

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

242	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

History and development

Unaudited information

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted the development of the Group. The most significant in the year ended 31 March 2026 are summarised below.

–

On 31 May 2025, following the previous announcement on 05 December 2024, Vodafone Group Plc and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’), announced that the merger of Vodafone UK and Three UK successfully completed. The combined business, named VodafoneThree, is 51% owned by Vodafone and 49% by CKHGT. Vodafone will fully consolidate VodafoneThree in its financial results.

–

On 19 September 2025, Vodafone Romania S.A. and Digi Romania S.A. (‘Digi’) entered into binding agreements with Hellenic Telecommunications Organization S.A. (‘OTE’) to acquire separate parts of OTE’s subsidiary, Telekom Romania Mobile Communications S.A. (‘TKRM’). Vodafone acquired TKRM and its post-paid customer base for €30 million (before standard closing adjustments), while Digi has agreed to acquire its pre-paid customer business. Both companies will also gain additional spectrum and towers as part of the transaction.

–

On 01 October 2025, following the announcement on 19 September 2025, Vodafone Romania S.A. and Digi Romania S.A. (‘Digi’) announced that they have completed the acquisition of OTE’s subsidiary, Telekom Romania Mobile Communications S.A. (‘TKRM’).

–

On 30 October 2025, Vodafone Group announced that it had entered into a binding agreement to acquire 100% of Skaylink GmbH (‘Skaylink’) primarily from funds managed by Waterland for a total consideration of €175m.

–

On 04 December 2025, Vodafone Group’s African subsidiary, Vodacom Group (‘Vodacom’) agreed to acquire an effective 20% of the issued share capital in Safaricom Plc (‘Safaricom’), Kenya’s leading telecoms operator (the ‘Acquisition’). Vodacom will acquire 15% from the Government of Kenya (the ‘GOK’) for a cash consideration of €1.36 billion (KES 204 billion), and 5% from Vodafone for a cash consideration of €0.45 billion (KES 68 billion).Following completion of the Acquisition, Safaricom will be owned by Vodacom (55%), the GOK (20%) and public investors (25%) and will be consolidated by both Vodacom and Vodafone.

–	On 17 December 2025, following the announcement on 30 October 2025, Vodafone Group announced that it has completed the acquisition of 100% of Skaylink GmbH for a total consideration of €175 million.
–

On 31 December 2025, Vodafone Group Plc announced that it has reached an agreement with Vodafone Idea Limited (‘Vi’) in relation to the final amount payable under the Contingent Liability Adjustment Mechanism (‘CLAM’), which was due to expire on 31 December 2025, as well as an agreement for Vi to settle outstanding Vodafone Group service charges. This closes all material open issues between Vodafone and Vi.

–

On 18 February 2026, Vodafone Group Plc announced that it agreed to sell its 50% interest in VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) to Liberty Global plc (‘Liberty Global’) for €1.0 billion in cash and a 10% shareholding in a soon-to-be-formed Benelux entity (‘Ziggo Group’), which will own 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding (‘Telenet’).

–

Subsequent event: On 5 May 2026 Vodafone Group Plc announced that it had reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited (‘CKHGT’) from the VodafoneThree joint venture for £4.3 billion (€4.9 billion) via a cancellation of shares.

Click here to view a simplified holding structure for the Vodafone Group: vodafone.com/ holding-structure
Read more in our financial statements, note 12 ‘Investments in associate and joint arrangements’

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	243

Regulation Unaudited information

Introduction

Vodafone operates in a highly regulated and continually evolving competitive environment across all markets. We provide a broad range of electronic communications services that are subject to extensive oversight from national regulatory authorities and regional institutions. This includes regulation specific to telecommunications networks and services, data privacy requirements, consumer protection rules and broader digital market governance such as competition law, applicable to all commercial activities. Regulation can differ substantially between jurisdictions, resulting in variations in compliance obligations. Some of our competitors are subject to fewer regulatory constraints than Vodafone where regulation is not applied equitably across similar services. Vodafone also operates in an environment characterised by rapid technological change and increasing political and societal expectations relating to connectivity, security, resilience and digital inclusion. As governments seek to reach targets, regulatory interventions are becoming more ambitious and frequent. This section highlights regulatory changes that pose a material impact to Vodafone Group, and which have come into force during the 12 months between 22 May 2025 and 19 May 2026.

EU

Vodafone operates under the full suite of EU telecommunications, privacy, and security regulations, including the European Electronic Communications Code, GDPR, NIS2, and emerging AI and cybersecurity frameworks, while continuing to meet obligations across spectrum, interconnection, network regulation, consumer protection and competition. Over the past year, major EU regulatory developments such as the extension of Roam Like at Home to Ukraine and Moldova, and new cybersecurity and AI requirements have introduced important updates shaping Vodafone’s obligations across the region.

Telecommunications regulation

Vodafone continues to meet all existing obligations while preparing for the proposed Digital Networks Act and the revised Cybersecurity Act. The former will govern areas such as long-term spectrum licensing, network access, security, and end-user rights across all Member States.

Roaming

As of 1 January 2026, the European Commission extended the ‘Roam Like at Home’ provisions to Ukraine and Moldova. This requires EU operators, like Vodafone, inter alia to offer subscribers the possibility to call, text, and use data in Ukraine and Moldova, with no additional charges.

Privacy/GDPR

We are subject to a wide range of local, national, regional and international laws and regulations relating to privacy, data protection and data security, which affect all aspects of our business across mobile, fixed, broadband, enterprise and digital services. Across Europe, our operations are governed by comprehensive data protection and telecommunications regulatory frameworks, including the EU General Data Protection Regulation, with active supervision and enforcement by national authorities.

In parallel, regulatory focus on artificial intelligence is increasing. In Europe, a harmonised AI regulatory framework has been adopted and will introduce phased obligations for certain AI systems.

Security Regulations

The EU Network and Information Security Directive II (NIS2), in effect since 2024, introduced new and heightened requirements in security, risk, and incident management and reporting, with increased penalties (up to 2% of global turnover). It applies to critical sectors, including Telecommunications. Vodafone EU Operating Companies and Group companies providing services in the EU are in scope. Approximately 19 of 27 Member States have transposed the NIS Directive into national law.

The national transposition process is not expected to complete before the end of 2026.

The EU Cyber Resilience Act is currently going through implementation ahead of its full application in December 2027, with ongoing work on harmonised standards and alignment with related frameworks such as NIS2. It introduces mandatory cybersecurity requirements for all products with digital elements placed on the EU market, ensuring they are secure-by-design and throughout their lifecycle.

Country specific

Germany

In July 2025, the Ministry for Digital Transformation published draft key points for amendments to the German Telecommunications Act aiming to accelerate Fibre-to-the-Home rollout and digitisation. After a first round of market consultation concluded at the end of August 2025, draft legislation was published in February 2026.

United Kingdom

Following completion of the Vodafone UK/Three UK merger on 31 May 2025, Vodafone Group entered into legally binding commitments with the UK Competition & Markets Authority (CMA), including an eight-year network investment obligation and time-limited retail and wholesale commitments lasting a minimum of three years.

In March 2026, Ofcom concluded its Telecoms Access Review, setting out its approach to access regulation for fixed services until 2031, broadly continuing the existing regulatory approach set out in 2021.

Türkiye

BTK (Information Technologies and Communications Authority) has updated regulatory obligations for localisation rates, SME quotas, and the introduction of ‘National Product’ requirements for mobile operators transitioning to 5G. These changes mandate stricter adherence to domestic sourcing targets by 2029.

Associated key regulatory updates include the mandatory localisation rate being increased from 45% to 60% gradually over a three-year period and a new specific quota for National Products. Therefore, this rate is set to increase by 15% gradually over three years. The Authority reserves the right to increase these rates by up to double, depending on the market availability and supply status of goods qualifying as National Communication Products. If an operator meets these specific 5G localisation and national product ratios, they will be deemed compliant with their existing 3G and 4.5G domestic obligations. Full compliance with the new targets is expected by 2029.

Africa

Vodafone’s African operations continue to operate in a highly regulated environment across both telecommunications and mobile financial services such as M-Pesa, as well as under quickly evolving regimes governing data protection, cybersecurity and digital markets. Regulatory oversight spans multiple authorities, including national communications regulators, central banks and competition bodies, and varies significantly across jurisdictions, often reflecting different policy priorities and market maturity. In many of our markets, telecommunications licensing and spectrum management remain core regulatory touchpoints, while in mobile financial services Vodafone is subject to stringent financial-sector regulation.

244	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Regulation continued Unaudited information

Overview of spectrum licences as of 31 March 2026

	700MHz	800Mhz	900Mhz	1400/1500Mhz	1800MHz	2.1GHz	2.3GHz	2.6GHz	3.5GHz
	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)

Germany	2x10 (2033)	2x10 (2030)	2x10 (2033)	20 (2033)	2x25 (2036)	2x20 (2040)	n/a	2x20 (2030)	90 (2040)

UK3	2x10 (perpetual)	2x10 (perpetual)	2x17.4 (perpetual)	20 (perpetual)	2x20.8 (perpetual)	2x20 (perpetual)	n/a	2x20+25 (perpetual)	110 (perpetual)

		2x5 (perpetual)		20 (perpetual)[4]		2x9.4 (perpetual)[4]			100 (perpetual)2.4

Ireland	2X10 (2042)	2x10 (2030)	2x10 (2030)	n/a	2x25 (2030)	2X20 (2042)	n/a	2x35 + 30 (2042)	105[5] (2032)

Portugal	2X10 (2041)	2x10 (2027)	2x5 (2033)	n/a	2x6 (2033)	2x20 (2033)	n/a	2x20+25 (2027)	90 (2041)

			2x5[2] (2027)		2x14[2] (2027)

Romania	2X5 (2047)	2x15 (2029)	2x13 (2029)	n/a	2x40 (2029)	2x20 (2031)	n/a	n/a	100 (2047)[2]

Greece[1]	2x10 (2036)	2x10 (2030)	2x15 (2027)	n/a	2x10 (2027)	2x20 (2036)	n/a	2x20+20 (2030)	140 (2036)

2x152 (2035)

Czech Republic	2x10 (2036)	2x10 (2029)	2x10 (2049)	n/a	2x23 (2049)	2x20 (2041)	n/a	2x20 (2029)	100 (2032)

2x4 (2029)

Albania[6]	n/a	2x10 (2034)	2x8 (2031)	n/a	2x7.2 (2034)	2x5 (2026)	n/a	2x20+20 (2030)	120 (2039)

			2x1.8[2] (2030)		2x14.4[2] (2030)	2x15+52 (2025)		2x20[2] (2031)

			2x4[2] (2039)		2x9[2] (2031)	2x5[2] (2029)

					2x9[2] (2039)	2x5[2] (2031)

South Africa[7]	2x10 (2042)	n/a	2x11[8] (2029)	n/a	2x12 (2029)	2x15[8] (2029)	n/a	80 (2042)	10 (2042)

Democratic Republic of Congo	2x10 (2038)	2x10 (2038)	2x7 (2038)	n/a	2x18 (2038)	2x10 (2032)	n/a	30 (2032)	n/a

Lesotho	n/a	2x20[9] (2036)	2x22.2[9] (2036)	n/a	2x30.2[9] (2036)	2x20[9] (2036)	n/a	n/a	100[9] (2036)

Mozambique	n/a	2x10 (2039)	2x7.8 (2039)	n/a	2x20 (2039)	2x15+5 (2039)	n/a	n/a	60[10]

2x5[2,10] (2027)

Tanzania	2x10 (2033)	2x10 (2039)	2x12.5 (2039)	n/a	2x10 (2039)	2x15 (2039)	70 (2037)	2x10 (2039)	40 (2039)

	2x10[2] (2037)							25 (2037)	50[2] (2040)

Türkiye	2x10 (2042)	2x10 (2042)	2x12.4 (2042)[1]	n/a	2x10 (2042)	2x15+5 (2042)	n/a	2x15+10 (2042)	80 (2042)

Egypt	n/a	n/a	2x12.5 (2039)	n/a	2x20 (2039)	2x20 (2039)	n/a	1x40 (2032)	n/a

Notes:

1.	All: Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number.
2.	Multiple: Blocks within the same spectrum band but with different licence expiry dates or non-contiguous are separately identified.
3.	UK: all UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply.
4.	UK: Spectrum to be acquired by VMO2 subject to availability as part of the extended Network Sharing Agreement following the VodafoneThree merger.
5.	Ireland: 105MHz in cities, 85MHz in regions.
6.

Albania: As part of the merger remedies from the ONE-ALBtelecom merger, Vodafone acquired the following spectrum from the merged entity effective 1 May 2023: 2X4.5 MHz of 1800 MHz expiring June 2024; 2X7.2 MHz of 1800 MHz expiring March 2034; 2X5 MHz of 2.1 GHz expiring June 2026; and 2X20 MHz of 2.6 GHz expiring May 2031.

7.

South Africa: Under South Africa’s licensing regime, Vodacom has been assigned a network and service operating licence. This operating licence permits Vodacom to be assigned spectrum licences which are valid for the duration of the operating licence, subject to annual renewal through the payment of annual spectrum usage regulatory fees. Vodacom’s operating licence will expire in 2029.

8.	South Africa: South African Regulator has indicated that it has approved Vodacom’s 2100MHz license amendment which effectively returns the 2100TDD spectrum.
9.	Lesotho: Vodacom’s Lesotho spectrum licences are attached to a unified services license and renewed annually.
10.

Mozambique: 3.5GHz spectrum for 5G trial. 2x5 of 2.1GHz and 2x5 of 1800MHz have been acquired and expires in 2039. A further 2x2MHz of 900MHz was also acquired expiring in line with the overall unified license.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	245

Form 20-F cross reference guide Unaudited information

This 20-F cross reference guide is provided to signpost the relevant sections in the Annual Report on Form 20-F 2026 (‘2026 20-F’) to the Securities and Exchange Commission (‘SEC’) disclosure requirements for foreign private issuers. No other information in this document is included in the 2026 20-F or incorporated by reference into any filings by us under the Securities Act. Please see ‘Documents on display’ on page 239 for information on how to access the 2026 20-F as filed with the SEC. The 2026 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2026 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3B Capitalisation and indebtedness	Not applicable	–

	3C Reasons for the offer and use of proceeds	Not applicable	–

	3D Risk factors	Principal risks and uncertainties	60 to 62

4	Information on the Company

	4A History and development of the Company	History and development	242

		Contact details	Back cover

		Shareholder information: Contact details for Equiniti and Computershare Trust Company	236

		Shareholder information: Articles of Association and applicable English law	237

		Note 1 ‘Basis of preparation’	141 to 147

		Note 2 ‘Revenue disaggregation and segmental analysis’	148 to 150

		Note 7 ‘Discontinued operations and assets held for sale’	162 to 163

		Note 11 ‘Property, plant and equipment’	167 to 168

		Note 27 ‘Acquisitions and disposals’	199 to 201

		Note 28 ‘Commitments’	202

		Shareholder information: Documents on display	239

	4B Business overview	Business model	2

		Our mission: Connecting	3

		Investment case	4

		Long-term trends shaping our industry	5

		Chair’s message	6

		Chief Executive’s statement and strategic roadmap	7

		Key performance indicators	8

		Our financial performance	12 to 22

		ESG and responsible business	23 to 27

		Note 2 ‘Revenue disaggregation and segmental analysis’	148 to 150

		Regulation	243 to 244

	4C Organisational structure	Note 31 ‘Related undertakings’	206 to 217

		Note 12 ‘Associates and joint arrangements’	169 to 174

		Note 13 ‘Other investments’	175

246	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Form 20-F cross reference guide continued Unaudited information

Item	Form 20-F caption	Location in this document	Page

	4D Property, plant and equipment	Note 11 ‘Property, plant and equipment’	167 to 168

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A Operating results	Our financial performance	12 to 22

		Cyber	52 to 56

		Note 21 ‘Borrowings’	183

		Regulation	243

	5B Liquidity and capital resources	Our financial performance: Cash flow and funding	19 to 20

		Long-term viability statement	64

		Directors’ statement of responsibility: Going concern, Cash flow and liquidity reviews	125 to 126

		Note 19 ‘Cash and cash equivalents’	180

		Note 21 ‘Borrowings’	183

		Note 22 ‘Capital and financial risk management’	184 to 192

		Note 28 ‘Commitments’	202

	5C Research and development, patents and licences etc.	Note 10 ‘Intangible assets’	165 to 167

		Regulation: Overview of spectrum licences	244

	5D Trend information	Long-term trends shaping our industry	5

		Key performance indicators	8

		Long-term viability statement	64

	5E Critical accounting estimates	Note 1 ‘Basis of preparation’	141 to 147

6	Directors, senior management and employees

	6A Directors and senior management	Our governance structure	74 to 75

		Division of responsibilities	76

		Our Board	77 to 80

		Our Executive Committee	81

	6B Compensation	Annual Report on Remuneration	109 to 120

		Remuneration Policy	103 to 108

		Note 23 ‘Directors and key management compensation’	193

	6C Board practices	Our Board	77 to 80

		Our governance structure	74 to 75

		Division of responsibilities	76

		Board activities and key areas of focus during the year	84 to 86

		Nominations and Governance Committee	89 to 91

		Audit and Risk Committee	92 to 97

		Technology Committee	98

		ESG Committee	99

		Remuneration Committee	100 to 102

		Remuneration policy	103 to 108

		Shareholder information: Articles of Association and applicable English law	237

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	247

Form 20-F cross reference guide continued Unaudited information

Item	Form 20-F caption	Location in this document	Page

	6D Employees	Our people strategy	38 to 43

		Note 24 ‘Employees’	193

	6E Share ownership	Annual Report on Remuneration	109 to 120

		Remuneration Policy	103 to 108

		All-employee share plans	113

		Note 26 ‘Share-based payments’	198 to 199

	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–

7	Major shareholders and related party transactions

	7A Major shareholders	Shareholder information: Major shareholders	237

	7B Related party transactions	Annual Report on Remuneration	109 to 120

		Note 13 ‘Other investments’	175

		Note 23 ‘Directors and key management compensation’	193

		Note 29 ‘Contingent liabilities and legal proceedings’	202 to 204

		Note 30 ‘Related party transactions’	205

	7C Interests of experts and counsel	Not applicable	–

8	Financial information

	8A Consolidated statements and other financial information	Consolidated financial statements	137 to 218

		Report of independent registered public accounting firm	127 to 130

		Note 29 ‘Contingent liabilities and legal proceedings’	202 to 204

		Dividend rights	238

	8B Significant changes	Not applicable	–

9	The offer and listing

	9A Offer and listing details	Shareholder information	236 to 241

	9B Plan of distribution	Not applicable	–

	9C Markets	Shareholder information: Rights attaching to the Company’s shares	238

	9D Selling shareholders	Not applicable	–

	9E Dilution	Not applicable	–

	9F Expenses of the issue	Not applicable	–

10	Additional information

	10A Share capital	Note 17 ‘Called up share capital’	179

	10B Memorandum and Articles of Association	Shareholder information	236 to 241

		Description of securities registered	–

	10C Material contracts	Shareholder information: Material contracts	239

	10D Exchange controls	Shareholder information: Exchange controls	239

	10E Taxation	Shareholder information: Taxation	239 to 241

	10F Dividends and paying agents	Note 9 ‘Equity dividends’	164

		Shareholder information	236 to 241

	10G Statements by experts	Not applicable	–

	10H Documents on display	Shareholder information: Documents on display	239

	10I Subsidiary information	Note 31 ’Related undertakings’	206 to 217

248	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Form 20-F cross reference guide continued Unaudited information

Item	Form 20-F caption	Location in this document	Page

	10J Annual Report to security holders	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Note 22 ‘Capital and financial risk management’	184 to 192

12	Description of securities other than equity securities	Shareholder information	236 to 241

	12A Debt securities	Not applicable	–

	12B Warrants and rights	Not applicable	–

	12C Other securities	Not applicable	–

	12D American depositary shares	Fees payable by ADR holders	Exhibit 99.1

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Governance	71 to 123

		Directors’ statement of responsibility: Controls over financial reporting	126

		Report of independent registered public accounting firm	127 to 130

16	Reserved

	16A Audit Committee financial expert	Board Committees	89 to 99

	16B Code of ethics	Our US listing requirements	121

	16C Principal accountant fees and services	Note 3 ‘Operating profit/(loss)’	151

		Board Committees: Audit and Risk Committee: External audit process	97

	16D Exemptions from the listing standards for audit committees	Not applicable	–

	16E Purchase of equity securities by the issuer and affiliated purchasers	Share buybacks	21

	16F Change in registrant’s certifying accountant	Not applicable	–

	16G Corporate governance	Our US listing requirements	121

	16H Mine safety disclosure	Not applicable	–

	16I Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–

	16J Insider trading policies	Securities dealing policy	–

	16K (b) Cybersecurity	Cyber: Strategy	52

		Cyber: Risk management	53 to 54

		Cyber: Governance	53

		Cyber: Operations and incidents	55

	16K (c) Cybersecurity	Cyber: Operating model	52

17	Financial statements	Consolidated financial statements	137 to 218

18	Financial statements	Consolidated financial statements	137 to 218

		Report of independent registered public accounting firm	127 to 130

19	Exhibits	Index to Exhibits	–

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	249

Forward-looking statements

Unaudited information

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to:

–	The Group’s portfolio transformation plan;
–	Expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2027;
–	The integration of Skaylink, Telekom Romania and VodafoneThree;
–	The acquisition of an increased shareholding in Safaricom;
–	The announced agreement to acquire full ownership of VodafoneThree;
–	General expectations for the Group’s future performance;
–	Expectations for the Group’s dividend policy;
–	The Group’s share buyback programme;
–

Expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets;

–

Intentions and expectations regarding the development, launch, and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently;

–	Expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests, and newly acquired businesses;
–	The impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; and
–	Certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, ‘believes’, ‘continue’, ‘plans’, ‘further’, ‘ongoing’, ‘progress’, ‘targets’, or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following:

–	General economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;
–	Increased competition;
–	Levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence;
–	The Group’s ability to optimise its portfolio in line with its business transformation plan;
–	Evolving cyber threats to the Group’s services and confidential data;
–	Rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations;
–	The ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;
–	The Group’s ability to generate and grow revenue;
–	Slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;
–	Slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;
–	The Group’s ability to extend and expand its spectrum resources to support ongoing growth in customer demand for mobile data services;
–	The Group’s ability to secure the timely delivery
of high-quality products from suppliers;
–	Loss of suppliers, disruption of supply chains, shortages, and greater than anticipated prices of new mobile handsets;
–	Changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;
–	The impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems, or data protection systems;
–

The Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing, or other arrangements with third parties, including the combination of Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2, and the Group’s strategic partnerships with Microsoft and Google;

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

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in ‘Principal risks and uncertainties’ on pages 60 to 62 of this document. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information.

250	Vodafone Group Plc Annual Report on Form 20-F 2026	Strategic report	Governance	Financials	Other information

Definition of terms

Unaudited information

The definitions of non-GAAP measures are included in the ‘Non-GAAP measures’ section on pages 226 to 235.

3G	A cellular technology based on wideband code division multiple access delivering voice and faster data services.

4G	4G or long-term evolution (‘LTE’) technology offers faster data transfer speeds than 3G.

5G	5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than 4G.

Adjusted EBITDAaL	Adjusted EBITDAaL is our segment performance measure in accordance with IFRS 8 (Operating Segments). Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/ reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the reporting segment.

ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies on the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.

ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.

Africa	Comprises the Vodacom Group.

AGM	Annual General Meeting.

Applications (‘apps’)	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.

ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.

Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Cloud services	This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee.

CO2e	CO2e, or Carbon dioxide equivalent, is a term for describing different greenhouse gases in a common unit. For any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

Common Functions	Comprises corporate functions and commercial shared operations.

Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.

Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.

Europe	Comprises the Group’s European businesses and the UK.

FCA	Financial Conduct Authority.

Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see overleaf) relating to the provision of fixed line and carrier services.

Fibre to the cabinet (‘FTTC’)	Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband.

Fibre to the home (‘FTTH’)	Provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises.

GAAP	Generally Accepted Accounting Principles.

GSMA	Global System for Mobile Communications Association.

ICT	Information and Communications Technology.

IFRS	International Financial Reporting Standards.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.

Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.

Strategic report	Governance	Financials	Other information	Vodafone Group Plc Annual Report on Form 20-F 2026	251

Definition of terms continued

Unaudited information

Mbps	Megabits (millions) of bits per second.

MDU	Multi-Dwelling Unit.

Mobile broadband	Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network.

Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.

Mobile termination rate (‘MTR’)	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator.

Mobile virtual network operator (‘MVNO’)	Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.

MSME	Micro, Small and Medium sized Enterprises.

Next-generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband.

Net Promoter Score (‘NPS’)	Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction.

Operating expenses	Comprise primarily sales and distribution costs, network and IT-related expenditure and business support costs.

Other Europe	Other Europe comprises Portugal, Ireland, Greece, Romania, Czech Republic and Albania.

Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.

Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets.

Penetration	Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM.

Pps	Percentage points.

RAN	Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both.

Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.

Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.

Retail service revenue	Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue.

Revenue	The total of Service revenue (see below) and Other revenue (see above).

Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.

Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and Medium sized Enterprises.

Spectrum	The radio frequency bands and channels assigned for telecommunication services.

Task Force on Climate-related Financial Disclosures (‘TCFD’)	TCFD is a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes.

Vodafone Business	Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Vodafone Procure & Connect	Vodafone Procure & Connect unifies our leading supply chain, international voice and roaming services in a single trusted partner to multiply impact for our customers, partners and stakeholders.

VOIS	VOIS (Vodafone Intelligent Solutions) is our shared service organisation and a strategic arm of Vodafone Group Plc, creating value for customers by delivering intelligent solutions through talent, technology and transformation.

Protecting the Planet

Printed in the UK by Pureprint Group, a CarbonNeutral® company with FSC® certification and Carbon Balanced with World Land Trust.

Balancing is delivered by World Land Trust, an international conservation charity, who offset carbon emissions through the purchase and preservation of high conservation value land.

This report is printed on Revive 100% Offset paper and board. The paper is Forest Stewardship Council® (FSC®) certified from well managed forests and other controlled sources. The paper is Carbon Balanced with World Land Trust, an international conservation charity, which offset carbon emissions through the purchase and preservation of high conservation value land.

Through protecting standing forests, under threat of clearance, carbon is locked in that would otherwise be released. These protected forests are then able to continue absorbing carbon from the atmosphere, referred to as REDD (Reduced Emissions from Deforestation and forest Degradation). This is now recognised as one of the most cost-effective and swiftest ways to arrest the rise in atmospheric CO2 and global warming effects. Additional to the carbon benefits is the flora and fauna this land preserves, including a number of species identified at risk of extinction on the IUCN Red List of Threatened Species.

If you have finished with this Annual Report and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste.

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

© Vodafone Group 2026

Designed and produced by Conran Design Group.

Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 vodafone.com Contact details Shareholder helpline Telephone +44 (0)371 384 2532 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact GroupMedia@vodafone.com

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2026

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

4.5

Extension dated 11 December 2024 between the Company and Barclays Bank plc relating to a EUR 3,840,000,000 (as increased to EUR 4,050,000,000) Credit Agreement originally dated originally dated 28 March 2014 and as amended and restated pursuant to an agreement dated 8 February 2024. (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2025 (File No. 001-10086), filed with the Securities and Exchange Commission on June 2025).

4.6

Extension dated 10 December 2025 between the Company and Barclays Bank plc relating to a EUR 3,840,000,000 (as increased to EUR 4,050,000,000) Credit Agreement originally dated originally dated 28 March 2014 and as amended and restated pursuant to an agreement dated 8 February 2024.

4.7

Rules of the Vodafone Global Incentive Plan 2023 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

4.8

Amended and Restated Trust Deed & Rules of the Vodafone Share Incentive Plan dated 28 July 2020 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

4.9

Rules of the Vodafone Sharesave Plan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.10	Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017.

4.11	Letter of Appointment of Michel Demaré dated 23 January 2018.

4.12	Letter of Appointment of Jean-François van Boxmeer dated 21 May 2020.

4.13	Letter of Appointment of Deborah Kerr dated 28 September 2021.

4.14	Letter of Appointment of Stephen Carter dated 11 May 2022.

4.15	Letter of Appointment of Delphine Ernotte Cunci dated 18 May 2022.

4.16	Letter of Appointment of Simon Segars dated 22 May 2022.

4.17	Letter of Appointment of Christine Ramon dated 14 November 2022.

4.18

Service Agreement of Margherita Della Valle dated 13 June 2023 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).*

4.19

Letter of Appointment of Hatem Dowidar dated 16 February 2024 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

4.20

Letter of appointment of Simon Dingemans as Non-Executive Director dated December 2024. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2025 (File No. 001-10086), filed with the Securities and Exchange Commission on June 2025).

4.21	Letter of Appointment for Anne-Francoise Nesmes dated April 2025.*

4.22	Service Agreement of Pilar Lopez dated 17 June 2025.*

4.23

Implementation Agreement dated 20 March 2017 relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.24

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

4.25

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

4.26

Shareholder Agreement dated 31 May 2025, between Vodafone International Operations Limited, Vodafone Group Plc, Brilliant Design (BVI) Limited (formerly known as Brilliant Design Limited), CK Hutchison Group Telecom Holdings Limited, Vodafone International Operations Limited and Vodafone UK Trading Holdings Limited relating to the merger of Vodafone UK and Three UK. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2025 (File No. 001-10086), filed with the Securities and Exchange Commission on June 6, 2025).*

4.27

Relationship and Co-operation Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya, relating to (i) certain co-operation undertakings given by the Government of the Republic of Kenya to Vodafone Kenya Limited and Safaricom PLC in connection with the Safaricom Share Purchase Agreement, including in respect of amendments to the articles of association of Safaricom PLC, and (ii) the ongoing relationship between the Government of the Republic of Kenya and Vodafone Kenya Limited following completion of the Safaricom Share Purchase Agreement.*

4.28	First amendment dated 1 February 2026 to Relationship and Co-operation Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya.*

4.29	Second amendment dated 22 April 2026 to Relationship and Co-operation Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya.*

4.30

Sale and Purchase Agreement dated 18 February 2026, between inter alia, Vodafone Europe B.V. and Liberty Global Holdings Limited relating to 50 per cent of the issued share capital of VodafoneZiggo Group Holding B.V.*

4.31	Framework Agreement dated 5 May 2026, between, inter alia, Vodafone and Hutchison in relation to the capital reduction and cancellation of shares in VodafoneThree.*

4.32

Share Purchase Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya relating to the acquisition of 6,009,814,200 ordinary shares in Safaricom PLC from the Government of the Republic of Kenya by Vodafone Kenya Limited.*

4.33

First amendment dated 26 February 2026 to the Share Purchase Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya relating to the acquisition of 6,009,814,200 ordinary shares in Safaricom PLC from the Government of the Republic of Kenya by Vodafone Kenya Limited.*

4.34

Second amendment dated 22 April 2026 to the Share Purchase Agreement dated 3 December 2025 between Vodafone Kenya Limited and the Government of the Republic of Kenya relating to the acquisition of 6,009,814,200 ordinary shares in Safaricom PLC from the Government of the Republic of Kenya by Vodafone Kenya Limited.*

8.

List of the Company’s related undertakings (incorporated by reference to Note 31 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2026 (File No. 001-10086), filed with the Securities and Exchange Commission on May 22, 2026.

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

99.1	ADR Fee disclosure.

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Certain identified confidential portions of this exhibit have been omitted. Schedules have been omitted pursuant to Item 601(a)(6) and Item 601(b)(10) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vodafone Group Plc

Registrant

/s/ Maaike de Bie

Maaike de Bie

Group General Counsel and Company Secretary

Date: 22 May 2026